CALCULATION OF REGISTRATION FEE

	Maximum
Title of Each Class of Securities	Aggregate Offering	Amount of
Offered	Price(3)	Registration Fee(4)
Ordinary Shares, no par value, offered by Infineon Technologies AG(1)(2)	$487,475,000	$14,965

(1)	Includes up to 3,750,000 ordinary shares represented by 3,750,000 American depositary shares that the underwriters have the option to purchase solely to cover over-allotments, if any.

(2)	Each American depositary share represents one ordinary registered share. American depositary shares issuable upon deposit of the ordinary registered shares registered hereby have been registered pursuant to a separate Registration Statement on Form F-6 (File No. 333-136068) filed July 27, 2006.

(3)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c), based on the average of the high and low prices for Qimonda ADSs on September 7, 2007.

(4)	Pursuant to Rule 457(p), the amount of registration fee payable hereunder has been offset by $72,354 of filing fees previously paid by Qimonda AG in respect of unsold securities under the Registration Statement on Form F-1 (File No. 333-135913) filed July 21, 2006.

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell, nor a solicitation of an offer to buy securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-

SUBJECT TO COMPLETION DATED SEPTEMBER 11, 2007

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 11, 2007

Qimonda AG
35,000,000 American Depositary Shares

Representing 35,000,000 Ordinary Shares

This prospectus supplement relates to:

•	A secondary public offering by Infineon Technologies AG, which we refer to as Infineon, of 25,000,000 American Depositary Shares, or ADSs, of Qimonda AG, a German stock corporation and

•	An offering of 10,000,000 ADSs, which we refer to as the Loaned ADSs, that Infineon Technologies AG, which we refer to as Infineon, is lending to an affiliate of J.P. Morgan Securities Inc., which we refer to as J.P. Morgan, pursuant to an ADS lending agreement, which we refer to as the ADS Lending Agreement.

The ADSs may be evidenced by American Depositary Receipts, or ADRs. Each ADS will represent one ordinary share.

These ADSs are being offered to the public in the United States and to institutional investors outside of the United States. We will not receive any proceeds from any of the sales described in this prospectus.

Infineon will loan the Loaned ADSs to J.P. Morgan. We have been advised by J.P. Morgan that its affiliate intends to use the proceeds from the sale of the Loaned ADSs to facilitate transactions by which investors in notes exchangeable into our ADSs, which an affiliate of Infineon is offering in a simultaneous offering outside of the United States in accordance with Regulation S under the U.S. Securities Act of 1933, as amended, will hedge their investments in the exchangeable notes through privately negotiated derivatives transactions.

If Infineon loans fewer than 10,000,000 ADSs to J.P. Morgan, Infineon will offer a higher number of ADSs for sale to the underwriters named below so that the size of the offering to which this prospectus supplement relates remains at 35,000,000 ADSs.

Our ordinary shares are listed on the New York Stock Exchange under the symbol “QI”. On September 10, 2007, the closing sale price of our ADSs was $12.87 per share.

See “Risk Factors” beginning on page S-10 to read about factors you should consider before buying ADSs.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Infineon	$	$

To the extent the underwriters sell more than 35,000,000 ADSs, the underwriters have the option to purchase up to an additional 3,750,000 ADSs from Infineon at the public offering price per share less the underwriting discount to cover over-allotments. If Infineon loans fewer than 10,000,000 ADSs to J.P. Morgan so that the number of ADSs offered for sale to the underwriters is increased, the underwriters’ over-allotment option will be increased proportionately.

The underwriters expect to deliver the ADSs against payment in New York, New York on or about September  , 2007.

Citi	Credit Suisse	JP Morgan

The date of this Prospectus Supplement is September     , 2007.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where sale of these securities is legally permitted. The information in this document may only be accurate on the date of this document.

In this prospectus supplement, references to:

•	“our company” refers to Qimonda AG;

•	“we”, “us”, “Qimonda AG” or “Qimonda” refer to Qimonda AG and, unless the context otherwise requires, to our subsidiaries and our predecessor, the former Memory Products segment of Infineon;

•	“Infineon” refers to Infineon Technologies AG, a German stock corporation and, unless the context otherwise requires, to its subsidiaries;

•	the “Infineon Group” refers to Infineon and Infineon’s subsidiaries, including Qimonda prior to the carve-out but excluding Qimonda after the carve-out described herein;

•	“Infineon Investment” refers to Infineon Technologies Investment B.V.; and

•	J.P. Morgan or “borrower” refers to an affiliate of J.P. Morgan Securities, Inc.

Until       , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a copy of this prospectus supplement and the accompanying prospectus. This is in addition to the dealer’s obligation to deliver a copy of this prospectus supplement and the accompanying prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

S-i

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our ADSs. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the section entitled “Risk Factors”, our combined financial statements and the related notes included elsewhere in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, before making an investment decision. Special terms used in the semiconductor industry are defined in the glossary.

Our Company

We are one of the world’s leading suppliers of semiconductor memory products. We design semiconductor memory technologies and develop, manufacture, market and sell a large variety of semiconductor memory products on a chip, component and module level. We began operations within the Semiconductor Group of Siemens AG, whose roots in semiconductor R&D and manufacturing date back to 1952, and operated as the Memory Products segment of Infineon Technologies AG since its carve-out from Siemens AG in 1999. In each of the past five calendar years, we captured between 12% and 16% of the worldwide DRAM market based on revenues, according to industry research firm Gartner. Although our market share fluctuates, and we may gain or lose market share quarter-to-quarter (for example, we lost market share in the fourth quarter of the 2006 calendar year and in the first quarter of the 2007 calendar year) or year-to-year, in each of those five years, we remained among the four largest DRAM suppliers worldwide based on revenues. For the calendar year 2006, we were the world’s third largest supplier of DRAM, with market share of approximately 16% both in revenues and bit shipments, according to Gartner. For the first half of the 2007 calendar year, we remained the third largest supplier of DRAM by revenue and were the fourth largest supplier of DRAM by bit shipments with market shares of approximately 13% according to Gartner’s report in September 2007.

Our principal products are DRAM components and modules for use in a wide variety of electronic products. In our 2006 financial year, 50% of our net sales were of DRAM products for more advanced infrastructure, graphics, mobile and consumer applications, while 47% of our net sales were of standard DRAMs for use in PC and workstation applications. In the nine months ended June 30, 2007, 59% of our net sales were of DRAM products for infrastructure, graphics, mobile and consumer applications and 40% of our net sales were of standard DRAMs for use in PC and workstation applications. Our infrastructure DRAMs address the high reliability requirements of servers, networking and storage equipment, our graphics DRAMs deliver advanced performance to graphic cards and game consoles, and our mobile and consumer DRAMs provide low power consumption benefits to mobile phones, digital audio players, GPS devices, televisions, set-top boxes, DVD recorders and other consumer electronic devices.

The memory products business of Infineon, substantially all of which Infineon contributed to us in May 2006, had a long-standing reputation as a supplier of high-quality DRAMs. We intend to continue to build on this reputation to broaden our product portfolio and, in turn, our customer base, by focusing on DRAM products for infrastructure and for graphics, mobile and consumer applications. We serve a global base of customers, many of which are among the world’s largest suppliers of computers and electronic devices. Our current principal customers include major computing original equipment manufacturers, or OEMs, including HP, Dell, IBM, Sun Microsystems and Sony. To expand our customer coverage and breadth, we also sell a wide range of products to memory module manufacturers that have diversified customer bases such as Kingston, and to a number of distributors. More recently and in connection with the ongoing expansion of our product portfolio, especially into graphics applications, we have added customers with a focus on enabling these applications, such as nVidia, AMD and customers who are active in the game console market, such as Microsoft, Sony and Nintendo. In addition, we have added customers in the area of consumer and mobile applications, such as LG, Spansion and SanDisk. We believe that having a close relationship with these customers can benefit us in the development of future memory generations by making it easier to develop memory solutions for future end applications and improve our product designs.

We have invested significant capital in the development of leading process technologies and modern manufacturing capacity. We have established a number of strategic alliances for research and development, as well as for manufacturing in order to improve the economies of scale and the capital efficiency of our business model. We have access to several front-end and back-end manufacturing facilities worldwide, including our own, and facilities owned by our strategic partners and our back-end subcontract manufacturers. We operate these facilities as a coherent unit using our “fab cluster” concept, which enables us to share manufacturing best practice and gain operational flexibility through customer qualification of our entire cluster of fabs.

Our net sales in our financial year ended September 30, 2006 were €3,815 million. Our EBIT (which we define as net income plus interest expense and income taxes) during that period was €213 million and our net income was €74 million. Our net sales for the nine months ended June 30, 2007 were €2,897 million. Our EBIT during that period was €12 million and our net income was €16 million.

We operate in the semiconductor memory industry, which is one of the largest segments of the overall semiconductor industry. According to the industry research firm Gartner, DRAM represented the largest portion of the memory semiconductor industry in 2006, followed by flash memory. Gartner expects DRAM bit shipments to grow at a CAGR of 52% between 2006 and 2011, driven in part by increased penetration of DRAM in new applications including mobile and consumer devices. Underlying this expected bit growth is Gartner’s belief that DRAM content in traditional DRAM applications, primarily computing devices, will also continue to increase and that sales of DRAM-containing products will grow strongly in emerging markets such as China and India. Overall semiconductor memory sales were $61 billion in 2006, and DRAM sales were $34 billion in that year. DRAM sales have demonstrated significant volatility in the past, as the revenue effects of increases in bit shipments are offset to varying extents each year by overall declines in the average selling prices for DRAM products. Gartner, among other market research firms, expects DRAM sales to remain volatile over the next several years but estimates that DRAM will continue to represent the largest portion of the semiconductor memory industry through calendar year 2011.

Our Strengths

We believe that we are well positioned to benefit from the projected growth in the semiconductor memory industry and to remain at its technological forefront. We consider our key strengths to include the following:

•	We are a leading supplier of DRAM products. For the calendar year 2006, we were the world’s third largest supplier of DRAM with market share of approximately 16% both in revenues and bit shipments, according to Gartner. For the first half of calendar year 2007, we remained the third largest supplier of DRAM by revenue and were the fourth largest supplier of DRAM by bit shipments, with market shares of approximately 13%, according to Gartner’s report in September 2007. We believe that our size and scale will enable us to continue to improve our position as a prominent developer of leading semiconductor memory technologies, as a manufacturer with facilities among the most modern in our industry and as a supplier of an increasingly broad portfolio of competitive products to customers worldwide.

•	We possess one of the broadest product portfolios in the DRAM industry. We have in recent years significantly broadened our product portfolio of DRAM products for infrastructure, graphics, consumer and mobile applications, which we believe offer on average higher and less volatile prices than those for standard PC applications. Our broadened product portfolio has enabled us to strengthen our customer base, both by adding new customers and expanding existing customer relationships to encompass more products.

•	We demonstrate strong application and product design know-how. We believe that strong application and product design know-how is necessary to achieve design wins in applications outside the PC area, and that this know-how is not broadly available in the market. We believe that our application and design know-how has been instrumental in our successes in being selected as a lead supplier in many of the more technologically advanced applications in the graphics, consumer and mobile areas in recent years.

•	We are a leading developer of semiconductor process technologies and an active innovator. We have successfully developed and implemented several generations of process technologies. We believe that our accumulated experience, including that which we have acquired through our strategic alliances, is enabling us to introduce new memory technology platforms with smaller feature sizes on a schedule and at costs that enable us to remain among the leaders in standardized DRAMs while focusing on more specialized products.

•	We are among the leaders in the transition to manufacturing on 300mm wafers. We were among the first DRAM suppliers to transition a substantial portion of our manufacturing to 300mm technology and began volume production on this basis in 2001. We believe the primary benefit of this early transition to 300mm, and the corresponding advantage relative to competitors who have not yet transitioned as great a proportion of their capacity, has been and will continue to be a reduction in our costs per bit, as our fixed costs of production can be spread over a higher number of chips per wafer.

•	Our business model leverages strong strategic alliances. We have entered into strategic alliances that leverage our research and development capabilities and augment our front- and back-end manufacturing capacity in a capital-efficient manner. We believe that we use strategic alliances to a greater extent than our competitors and that the continued success of our “fab cluster” concept is a key element of our business model. We believe that our strategic alliances enable us to benefit from significant economies of scale at a reduced level of capital expenditures and increase our operating flexibility.

Our Strategy

In formulating our strategy, we aim to leverage our key strengths to address our target markets and emerging opportunities that we have identified. The key elements of our strategy include the following:

•	Improve our average selling price by maintaining our focus on technologically advanced, customer and application specific DRAM products for infrastructure, graphics, mobile and consumer applications. We intend to focus on application-specific DRAMs used in servers, graphics cards, game consoles, mobile phones, digital audio players, GPS devices, televisions, set-top boxes, DVD recorders and other consumer electronic devices, where we believe significant growth opportunities exist. At the same time, we seek to develop, frequently together with research and development partners, new solutions to the physical and economic challenges posed by the ever-increasing technical demands of our customers regarding products offering high performance, low power consumption and small “form factors”, or shape and overall dimension, at a competitive price.

•	Leverage our technology leadership and increase our presence in low cost regions to continue to reduce unit costs. We intend to remain ahead of our major competitors in the transition to 300mm manufacturing technology and plan to substantially complete our transition to manufacturing on 300mm wafers within the next few years. We are also seeking to successfully ramp up manufacturing yield on the 80nm and the 75nm technology nodes and to successfully develop and implement future process technology nodes by leveraging our accumulated expertise, R&D capabilities and strategic alliances. In addition, we are actively increasing the proportion of our manufacturing located in low cost Asian regions.

•	Improve profitability and return on capital throughout our industry’s business cycle. We believe that we will achieve significantly improved profitability throughout our industry’s business cycle through the average selling price improvement and unit cost reduction strategies outlined above, as well as by increasing the flexibility of our operations through our foundry partnerships and by maintaining or expanding the share of our revenues that are from advanced infrastructure, graphics, mobile and consumer DRAM products. We believe this capital efficiency, combined with our targeted profitability, will enable us to significantly improve our return on capital employed.

Our Carve-Out From Infineon

Effective May 1, 2006, Infineon contributed substantially all of the assets, liabilities, operations and activities, as well as the employees, of its former Memory Products segment to us. This excluded the Memory Products operations in Korea and Japan, which were placed in trust for us by Infineon pending their contribution and transfer. The operations in Korea and Japan have since been transferred to us. While Infineon’s investment in the Advanced Mask Technology Center (AMTC) and the Maskhouse Building Administration Company (BAC) in Dresden has been contributed to us, the legal transfer of this investment is not yet effective, since Infineon’s co-venturers have not yet given the required consent to the transfer of the AMTC and BAC interest. While pursuant to the AMTC and BAC limited partnership agreements, such consent may not be unreasonably withheld, we, Infineon and Infineon’s co-venturers have included this consent in an agreement, currently being finalized, that also addresses Infineon’s intention to reduce its stake in us below 50%, as described below. The AMTC and BAC interest is held by Infineon for our economic benefit pursuant to the contribution agreement. For as long as Infineon holds our interest in AMTC and BAC, we must exercise our shareholder rights through Infineon, which is a more cumbersome and less efficient method of exercising these rights than if we held the interest directly. We do not expect these administrative complexities to have a material adverse effect on our business, financial condition and results of operations. A similar arrangement was in place for our interest in our Inotera joint venture which was principally transferred to us in March 2007.

On August 9, 2006 we effected our initial public offering, which we refer to as our IPO, on the New York Stock Exchange through the issuance of 42 million ordinary shares, which are traded as American Depositary Shares (ADSs) under the symbol QI.

We believe that operating as an independent company allows us to realize the following benefits:

•	increased market responsiveness through an exclusive focus on the memory products business;

•	direct access to a distinct investor base;

•	incentives for our employees directly tied to our own performance; and

•	increased flexibility to pursue strategic cooperations.

Infineon is our largest shareholder, with a direct and indirect shareholding of 85.9% prior to the conclusion of this offering. Upon conclusion of this offering, Infineon will remain our largest shareholder, with a direct and indirect shareholding of 78.6% (or 77.5% if the overallotment option is exercised in full). Infineon has publicly announced that it aims to reduce its stake in Qimonda to significantly below 50% by the time of Infineon’s Annual Shareholder Meeting in 2009, at the latest. Disposition by Infineon of substantial amount of our shares could depress the price of our shares. The temporary majority ownership by Infineon permits us to use the entire intellectual property umbrella as well as other benefits from contracts between the Infineon group of companies and third parties. Infineon and we have begun to re-negotiate or establish intellectual property cross-licensing and other contractual relationships with third parties.

We have entered into agreements with Infineon with respect to various interim and ongoing relationships between the two groups. These include general support services (including sales support, logistics services, purchasing services, human resources services, facility management services, patent support, finance, accounting and treasury support, legal services and strategy services), R&D services and IT services. See “Arrangements between Qimonda and the Infineon Group.”

Our Risks and Challenges

Our business is subject to many material risks and challenges that we describe in “Risk Factors” and elsewhere in this prospectus supplement and the accompanying prospectus. If any of these risks materialize or we are unable to overcome these challenges, we may fail to achieve our strategic goals, and our business, financial condition or results of operations could suffer. Our key risks and challenges include the following:

•	The highly cyclical and competitive nature of the DRAM industry in which we operate and the pace of technological advancement. Our results may be affected by cyclical fluctuations of the DRAM industry, including periods of oversupply and rapid declines in DRAM prices such as occurred in the third quarter of our current financial year. Our competitive position may deteriorate if we fail to keep pace with the continuous advances in memory design and manufacturing technologies. We have incurred substantial losses in the past, including in our most recent financial quarter, and may incur substantial losses in future periods; our results may continue to be very volatile from period to period. Even as we exploit the advantages of one technology, we must at the same time develop improvements to that technology or alternative technologies if we are to keep up with our competitors.

•	Potential loss of benefits from our strategic alliances and “fab cluster”. Because we do not have sole control of our strategic alliances and foundry partnerships, we are exposed to risks through these arrangements, such as our partners’ having potential financial difficulties or disagreements with our partners. In some cases political and economic risks may be higher in the countries where these ventures are located than in the countries where we operate our own manufacturing facilities. If these risks materialize, we could lose the benefits of these relationships, on which our strategy relies heavily, or these relationships could be terminated altogether.

•	Potential adverse consequences of our carve-out from Infineon. We may encounter operational, administrative and strategic difficulties as we adjust to operating as a stand-alone company. We may be unable to achieve the increased market responsiveness and flexibility we believe the carve-out will bring. If Infineon were to cease to be our majority shareholder, we might lose rights to intellectual property arrangements and ownership of the shares of our Inotera joint venture may revert to Infineon. Further, conflicts of interest could arise between us and Infineon and we may not be able to resolve these conflicts on favorable terms for us.

You should refer to the section entitled “Risk Factors” beginning on page 10 for a more complete discussion of these and other risks and challenges.

Company Information

We were registered in the commercial register of the local court of Munich on May 25, 2004 as Invot AG, a German stock corporation and wholly-owned subsidiary of Infineon Technologies AG, under number HRB 152545. We changed our name to Qimonda AG on April 6, 2006. Our principal executive offices are located at Gustav-Heinemann-Ring 212, 81739 Munich, Germany, and our telephone number is +49-89-60088-0. Our website is http://www.qimonda.com. This website address is included in this prospectus supplement as an inactive textual reference only. The information and other content appearing on our website are not part of this prospectus supplement. Our agent for service of process in the United States is Qimonda North America Corp., Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

The Offering

Total ADSs being offered:	35,000,000 ordinary shares in the form of American Depositary Shares, or ADSs.

ADSs being sold by Infineon:	25,000,000 ADSs

ADSs being loaned by Infineon:	10,000,000 ADSs. If Infineon loans fewer than 10,000,000 ADSs to J.P. Morgan, Infineon will offer a higher number of ADSs for sale to the underwriters so that the size of the offering to which this prospectus supplement relates remains at 35,000,000 ADSs.

Public offering price:	The public offering price is $ per ADS.

The offering:	The offering consists of a secondary public offering by Infineon and the offering of the ADSs that Infineon is lending to J.P. Morgan pursuant to an ADS Lending Agreement, dated as of , 2007, which we refer to as the ADS Lending Agreement. The ADSs will be offered to the public in the United States and to institutional investors outside the United States. We will not receive any proceeds from this offering. See “ADS Lending Agreement; Simultaneous Offering of Exchangeable Notes” and “Underwriting” in this prospectus supplement.

American Depositary Shares:	The shares being sold pursuant to this prospectus supplement will be delivered in the form of ADSs. Each ADS, which may be evidenced by an American Depositary Receipt, or ADR, represents an ownership interest in one of our ordinary shares. As an ADS holder, we will not treat you as one of our shareholders. The depositary, Citibank, N.A., will be the holder of the ordinary shares underlying your ADSs. You will have ADS holder rights as provided in the deposit agreement. To better understand the terms of the ADSs, you should carefully read the section in the accompanying prospectus entitled “Description of American Depositary Shares”. We also encourage you to read the deposit agreement, the form of which is attached as an exhibit to the registration statement of which this prospectus supplement and prospectus forms a part.

Investors in our ADSs will be able to trade our securities and receive dividends on them in U.S. dollars if they wish.

Depositary:	Citibank, N.A.

Custodian:	Citigroup Global Markets Deutschland AG & Co. KGaA.

Over-allotment option:	If the underwriters exercise the over-allotment option described in this prospectus supplement under the heading “Underwriting”, Infineon may sell up to 3,750,000 additional ordinary shares in the form of ADSs. Unless otherwise indicated, all information in this prospectus supplement assumes the over-allotment option has not been exercised. If Infineon loans fewer than 10,000,000 ADSs to J.P. Morgan so that the number of ADSs offered for sale to the underwriters is increased, the underwriters’ over-allotment option will be increased proportionately.

Shares outstanding before and after the offering:	342,000,001 ordinary shares.

Use of proceeds:	We will not receive any proceeds from any part of this offering.

Lock-up:	We, and our shareholders, Infineon and Infineon Investment, have agreed that, subject to some exceptions, for a period of 60 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc., dispose of or hedge any of our shares or ADSs or securities which are convertible or exchangeable into these securities. Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The release of any lock-up is considered on a case-by-case basis. Factors in deciding whether to release shares or ADSs may include the length of time before the lock-up expires, the number of shares or ADSs involved, the reason for the requested release, market conditions, the trading price of our ADSs and historical trading volumes of our ADSs.

Dividend policy:	We have not declared any cash dividends on our ordinary shares and have no present intention to pay dividends in the foreseeable future. See “Dividend Policy” for a discussion of the factors that will affect the determination by our Supervisory and Management Boards to declare dividends, as well as other matters concerning our dividend policy.

Risk factors:	See “Risk Factors” and the other information included in this prospectus supplement and accompanying prospectus for a discussion of risks you should carefully consider before deciding to invest in our ADSs.

New York Stock Exchange symbol:	“QI”.

Summary Combined and Consolidated Financial Data

The following table presents summary historical combined and consolidated financial data for the periods indicated. We derived the summary combined and consolidated financial data as of and for the years ended September 30, 2004, 2005 and 2006 from our combined and consolidated financial statements for those years. These combined and consolidated financial statements have been audited by our independent registered public accounting firm, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, whom we refer to as KPMG. The combined and consolidated financial statements as of September 30, 2005 and 2006 and for each of the years in the three year period ended September 30, 2006 are included elsewhere in this prospectus supplement. We derived the summary combined financial data as of and for the year ended September 30, 2003 from our unaudited combined financial statements for that year. We derived the selected combined and consolidated financial data as of and for the nine months ended June 30, 2006 and 2007 from our unaudited condensed combined and consolidated financial statements for those periods. These unaudited condensed combined and consolidated financial statements are included elsewhere in this prospectus supplement. In the opinion of our management, these unaudited condensed combined and consolidated financial statements include all adjustments necessary to present fairly the financial information for the periods they represent.

We have been a segment of Infineon for all of the periods indicated. Infineon did not allocate most non-operating financial statement line items among its segments during the periods prior to our carve-out from Infineon. We have not prepared complete summary combined financial data reflecting these items as of and for the financial year ended September 30, 2002 because of the significant cost and effort involved with properly preparing, compiling and verifying all the financial information needed to present our complete results of operations and financial position as a stand-alone company for periods so long ago. We derived the summary financial data for the financial year ended September 30, 2002 from Infineon’s reported data of its Memory Products segment for that period. This financial data was prepared in accordance with U.S. GAAP and on a basis consistent with the financial data for the later periods we have presented. Infineon contributed our business to our company on May 1, 2006. We refer to this contribution as our carve-out. Our combined financial information for all periods before the date of our carve-out from Infineon may not be representative of what our results would have been had we been a stand-alone company during any of those periods. In addition, historical results are not necessarily indicative of the results that you may expect for any future period.

In particular, the combined financial statements do not reflect estimates of one-time and ongoing incremental costs required for us to operate as a separate company. Infineon allocated to our company costs it incurred relating to research and development, logistics, purchasing, selling, information technology, employee benefits, general corporate functions and other costs. General corporate functions include accounting, treasury, tax, legal, executive oversight, human resources and other services. These and other allocated costs totaled €387 million for our 2004 financial year, €305 million for our 2005 financial year and €203 million before the carve-out for our 2006 financial year. Following our carve-out from Infineon, we are responsible for substantially all of these items, subject to Infineon’s continued provision of some of these services pursuant to service agreements. These agreements are described in “Arrangements between Qimonda and the Infineon Group”. As a result, costs are no longer allocated after the carve-out, but rather charged on the basis of these agreements. Had we been incurring these costs directly during these periods before the carve-out, they may have been materially different than the allocated amounts in the combined financial statements.

							As of and for the nine months ended
	As of and for the financial year ended September 30,						June 30,
	2002	2003	2004	2005	2006	2006(2)	2006	2007	2007(3)
	(Unaudited)(1)	(Unaudited)				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(in millions, except share and per share data)

Summary Combined and Consolidated Statement of Operations data:
Net sales	€1,971	€2,544	€3,008	€2,825	€3,815	$4,840	€2,583	€2,897	$3,917
Cost of goods sold	2,106	2,090	2,063	2,164	3,048	3,867	2,158	2,572	3,477

Gross (loss) profit	(135)	454	945	661	767	973	425	325	440
Research and development expenses	311	298	347	390	433	549	325	291	393
Selling, general and administrative expenses	179	209	232	206	215	273	161	140	189
Restructuring charges	7	3	2	1	—	—	—	—
Other operating (income) expenses, net	(6)	16	194	13	60	76	(13)	7	9

Operating (loss) income	(626)	(72)	170	51	59	75	(74)	(99)	(133)
Interest (expense) income, net		(35)	(30)	(7)	(25)	(32)	(22)	4	5
Equity in earnings (losses) of associated companies		22	(16)	45	80	102	38	103	139
Gain (loss) on associated company share issuance		(2)	2	—	72	92	30	—	—
Other non-operating income (expense), net		56	(11)	13	8	10	9	12	16
Minority interests		11	17	2	(6)	(8)	(5)	(4)	(5)

Income (loss) before income taxes		(20)	132	104	188	239	(24)	16	22
Income tax expense		(55)	(211)	(86)	(114)	(145)	(58)	0	0

Net (loss) income		€(75)	€(79)	€18	€74	$94	€(82)	€16	$22

Net (loss) income per share and ADS (unaudited)(4):
Basic and diluted		€(0.25)	€(0.26)	€0.06	€0.24	$0.30	€(0.27)	€0.05	$0.06
Number of shares used in earnings per share computation(4):
Basic (in thousands)		300,000	300,000	300,000	305,984	305,984	300,000	342,000	342,000
Diluted (in thousands)		300,000	300,000	300,000	305,984	305,984	300,000	342,000	342,000
Summary Combined and Consolidated Balance Sheet data:
Cash and cash equivalents		€544	€577	€632	€932	$1,182	€438	€629	$850
Marketable securities		23	2	—	138	175	170	263	356
Working capital, net(5)		787	78	437	1,328	1,684	733	1,079	1,459
Total assets		4,634	4,750	4,861	5,861	7,436	5,262	5,364	7,250
Short-term debt, including current portion of long-term debt		51	551	524	344	435	451	21	28
Long-term debt, excluding current portion		516	27	108	151	192	151	128	173
Business/shareholders’ equity		2,736	2,779	2,967	3,871	4,911	3,341	3,808	5,148
Summary Combined and Consolidated Cash Flow data:
Net cash provided by operating activities		€300	€693	€483	€297	$377	€61	€769	$1,039
Net cash used in investing Activities		(242)	(1,048)	(971)	(772)	(981)	(725)	(724)	(978)
Depreciation and amortization		815	752	528	703	892	524	496	671

(1)	Figures for 2002, other than those provided, are not available without undue effort to properly prepare, compile and verify all the financial information needed to present the complete results of operations and financial position as a stand-alone company for periods so long ago.

(2)	Translated into U.S. dollars solely for convenience of the reader at the rate of €1.00 = $1.2687, the noon buying rate of the Federal Reserve Bank of New York for euro on September 29, 2006, the last currency trading day in September 2006.

(3)	Translated into U.S. dollars solely for convenience of the reader at the rate of €1.00 = $1.3520, the noon buying rate of the Federal Reserve Bank of New York for euro on June 29, 2007, the last currency trading day in June 2007.

(4)	Before the carve-out, the Memory Products business was wholly owned by Infineon, and there were no earnings (loss) per share for our company. Following the carve-out, earnings (loss) per share reflects the contributed capital structure and the additions due to the IPO for all periods presented. For presentation purposes, we used the number of shares outstanding at the carve-out date for the presentation of earnings (loss) per share for periods prior to our carve-out.

(5)	Calculated by subtracting current liabilities from current assets.

RISK FACTORS

Investing in our ADSs involves a high degree of risk.  You should carefully consider the risk factors set forth below and all other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including our combined and consolidated financial statements and the related notes, before making an investment decision regarding our securities. The risks described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. If any of these risks materialize, our business, financial condition or results of operations could suffer, the price of our ADSs could decline and you could lose part or all of your investment. Additional risks not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in our ADSs.

Risks related to the semiconductor memory industry

The DRAM industry is subject to cyclical fluctuations, including recurring periods of oversupply, which result in large swings in our operating results, including large losses.

The market for DRAM products is highly cyclical, with frequently mismatched demand and supply cycles. Because the majority of DRAM products shipped, especially those for the PC market, is of a commodity nature, DRAM prices are driven primarily by changes in worldwide DRAM supply, which in turn is driven by manufacturing capacity and, in part, by fluctuations in demand for the end products that use memory semiconductors. A typical DRAM market cycle is characterized by an initial period of high demand for DRAM products, resulting in rising DRAM prices. Higher prices and suppliers’ perception of increasing demand lead many suppliers and manufacturers to decide to construct, equip or contract new facilities to increase capacity. New capacity is currently coming on-stream from our competitors and ourselves, in our case through our ramp-ups at our DRAM manufacturing facility in Richmond, Virginia and at the manufacturing facility of our joint venture partner Inotera Memories Inc. Several of our competitors and we have announced the construction of new capacity, in our case a new DRAM manufacturing facility in Singapore, which we expect will commence production in 2009. However, the lead times for new or improved facilities to become operational average one to two years. By the time these facilities come on-stream, demand growth may have slowed or even reversed. When many suppliers’ additional manufacturing capacity comes on-stream, which may occur almost simultaneously, industry-wide supply often rises past the point where it exceeds demand and DRAM prices fall, sometimes precipitously. This in turn can cause DRAM manufacturers to incur losses. As a result of this cyclicality, our results of operations have historically been volatile from year to year and we expect them to remain so. The average “spot” market price for 512Mb DDR2 DRAM as reported by DRAMeXchange fell from $6.36 on December 29, 2006 to $1.70 on May 22, 2007, a drop of 73.3%. We believe that a part of this price decline, especially towards the end of March 2007, was driven by seasonal demand weakness, the effects of an earlier build-up of inventories at original equipment manufacturers (OEMs) ahead of the introduction of the Windows Vista computer operating system and capacity conversions from NAND to DRAM by some competitors, following severe price erosion in the NAND flash area. During the three months ended June 30, 2007, the price decline continued and was amplified by strong DRAM output growth across the industry, driven, we believe, mostly by capacity increases and technology conversions to more efficient technologies. Although prices for DRAM products improved slightly in July 2007 compared to June 2007, in August 2007 prices resumed the decline that has characterized the calendar year to date. These price declines may have significant negative impact on operating results of DRAM suppliers, including ours.

The reluctance of DRAM manufacturers to run their facilities at less than full capacity can cause oversupply-driven downturns to last for prolonged periods, keeping DRAM prices low.

Because the fixed costs of building, equipping and operating DRAM manufacturing facilities, or fabs, are very high and constitute a high proportion of the costs of producing each DRAM chip, DRAM manufacturers normally operate their factories at full capacity, 24 hours per day and seven days per week, even when prices are low or falling. A manufacturer would typically continue production of DRAM products at full capacity at a DRAM facility as long as the average selling price of the DRAM chips the facility produces remains above that facility’s variable cost of producing chips and provided that the facility cannot be converted cost-effectively to manufacture a more profitable product. For this reason, there is typically little capacity or supply shrinkage in response to a market downturn. Oversupply has in the past contributed to substantial declines in average selling prices. It did so in the six months ended June 30, 2007, and is likely to do so again in the future. DRAM prices only begin to recover when demand growth strengthens sufficiently to match supply. While lower prices may lead to an acceleration in demand if PC manufacturers, in particular, increase the amount of DRAM “bits per box”, or the amount of memory included in each device, the absorption of the oversupply may require a substantial increase in demand. As a result, oversupply- driven downturns can last for prolonged periods. It is likely that the DRAM industry will continue to suffer from cyclical downturns in the future and that we will be adversely affected by these downturns. Such downturns can have material adverse effects on our business, financial condition and results of operations for extended periods.

Demand weakness in any of the end markets that use our products, especially the personal computer industry, could have a material adverse effect on our results of operations.

We sell our products for use in a variety of applications such as PCs, servers, game consoles and mobile and consumer devices. Our revenue growth depends not only on continued growth in the number of these products sold into our customers’ end markets, but also on the amount of DRAM “bits per box”. We are likely to suffer slower growth or a decline in demand for our products if our customers’ end markets do not continue to grow or if the “bits per box” do not continue to increase or if either decline. If this occurs during a period already characterized by DRAM oversupply, our business can suffer especially severe downturns. This occurred most recently in 2001, when worldwide DRAM sales dropped from $29 billion in 2000 to $11 billion in 2001, according to WSTS. According to Gartner, 256Mb equivalent DRAM was priced at $36 in the third quarter of 2000, but by the fourth quarter of 2001, this price had fallen below $4. These declines had a material adverse effect on our financial condition and results of operations and those of our competitors in 2001 and 2002. Any sustained decline in our customers’ markets for our products that may occur in the future could have a material adverse effect on our business, financial condition and results of operations.

A mismatch between the specific DRAM chips we or the DRAM industry generally are producing and the platforms for which equipment manufacturers require DRAMs can lead to declining prices for the DRAMs we produce and consequently to material inventory write-downs.

Which DRAMs are required by the market at any particular time depends on the platforms the manufacturers of PCs and other electronic devices are using in their products at that time. In general, DRAMs are designed, manufactured and assembled into modules for use on a specified platform, or logic chipset and its associated interfaces. If DRAM manufacturers are producing DRAMs for which there is not enough demand because the supply of the related platforms is low, the supply of these DRAMs may exceed the demand for them, causing prices for the affected DRAM products to fall. For example, the DDR2 generation of DRAMs is designed to work together with a DDR2 logic chipset to operate a PC. In the first quarter of our 2006 financial year, we and many of our competitors were producing large volumes of DDR2 DRAMs, but the PC manufacturers sourced far fewer DDR2 logic chipsets than would permit the manufacture of enough PCs to absorb all of the DDR2 DRAMs being produced. The result was a dramatic oversupply and price decline in DDR2 DRAMs industry-wide. A portion of the DDR2 DRAMs that we produced remained unsold and in our inventory until supply of appropriate logic chipsets created sufficient demand for our accumulated DDR2 DRAMs.

Given the significant risk of demand and supply mismatches characteristic of our industry, we may find it necessary to write down the carrying value of inventories in the future depending on market conditions. In the three months ended June 30, 2007, we wrote down €66 million of the carrying value of our unsold inventory in response to the significant decline in prices for DRAM products in that period. Any such write-downs could have a material adverse effect on our business, financial condition and results of operations.

We may not respond quickly enough to the rapid technological change in our industry.

The semiconductor memory industry is characterized by rapid technological change, both in the design of memory chips and in the manufacturing processes used to produce them. The following technological developments are continuously driving the improvements in the performance standards of most DRAM products:

•	increasing the amount of data storage capacity per DRAM chip, or density (DRAM manufacturers have generally doubled the density of DRAM chips approximately every 24 months);

•	increasing data transfer rates, or bandwidth, between the DRAM and the central processing unit, or CPU, of the host device, such as a PC;

•	decreasing operating voltage and power consumption of the DRAM; and

•	reducing and tailoring the form factor of DRAM chips and components with a given density,

In 2000, the industry-standard DRAM chip had a density of 64 megabits. By 2006, the density of the standard DRAM chip had increased to 512 megabits with the 1 gigabit generation in ramp-up phase and higher densities in development. In the same period, the interface generation has evolved from SDRAM past DDR to DDR2, with DDR3 in the development phase. At the same time, operating voltage has declined from 3.3 volts for SDRAM to 1.5 volts for DDR3. DRAM manufacturers have continuously reduced the feature size of their technologies to enable them to manufacture higher density memory offering higher speeds and requiring lower operating voltages.

In addition, from time to time industry participants are able to reduce the overall size of the storage cells on DRAM chips, which could be a factor in reducing manufacturing costs by increasing the number of chips that can be manufactured on a wafer, and is becoming increasingly important for certain applications that require very small and specifically tailored form factors.

For us to maintain or increase the competitiveness of our products, we must continually develop or acquire the technologies that allow us to increase memory capacity while shrinking the size of our chips and to do so faster than our competition. Our commitment to the development of new products and process technologies, including making the substantial investments that are required for these developments, must be made well in advance of the introduction of those products and technologies into the market. As part of this commitment, we must continually be reviewing the technologies, architectures and processes we use to make sure that they have the technological properties and robustness to permit volume manufacturing at competitive costs. Technology and industry standards or customer demands may change during the development process, rendering our products outdated or uncompetitive. Our failure to keep pace with the technological advancements, to anticipate changes that might render our technologies, architectures and processes uncompetitive or to respond quickly to market changes may materially and adversely affect our business, financial condition and results of operations.

The semiconductor memory industry is characterized by intense competition, which could reduce our sales or put continued pressure on our prices.

The semiconductor memory industry is highly competitive and has been characterized by rapid technological change, short product lifecycles, high capital expenditures, intense pricing pressure from major customers, periods of oversupply and continuous advancements in process technologies and manufacturing facilities. We compete globally with other major DRAM suppliers, including Samsung Electronics, Hynix Semiconductor, Elpida Memory, Micron Technology and Nanya Technology Corporation (Nanya), which is our joint venture partner in Inotera Memories, Inc. Some of our competitors have substantially greater capital, human and other resources and manufacturing capacities, more efficient cost structures, higher brand recognition, larger customer bases and more diversified product lines than we have. See “Our Business — Competition”. Competitors with greater resources and more diversified operations may have long-term advantages, including the ability to better withstand future downturns in the DRAM market and to finance research and development activities. In addition, unfair price competition, government support or trade barriers by or for the benefit of our competitors would adversely affect our competitive position.

To compete successfully in the DRAM market, we must:

•	design and develop new products and introduce them in a timely manner;

•	develop and successfully implement improved manufacturing process technologies to reduce our per-megabit costs; and

•	broaden our DRAM customer base, to reduce our dependence on a small number of customers and position us to increase our market share.

Other factors affecting our ability to compete successfully are largely beyond our control. These include:

•	the extent to which and the pace at which customers incorporate our memory products into their devices;

•	whether electronics manufacturers design their products to use DRAM configurations or new types of memory products that we do not offer;

•	the number and nature of our competitors; and

•	general economic conditions.

Increased competitive pressure generally or the relative weakening of our competitive position caused by these factors, or other developments we have not anticipated, could materially and adversely affect our business, financial condition and results of operations.

Our results of operations are subject to the effects of seasonal sales patterns that apply to the demand for the products our customers sell and these seasonal sales patterns may interact with existing DRAM supply and demand dynamics in a way that further harms our results.

Retail demand for our customers’ products fluctuates throughout the year and typically varies from region to region. For example, as our product mix shifts towards applications used in consumer electronics, we are increasingly exposed to the seasonal sales patterns around the Christmas season. In addition, demand in the retail sector of the PC market is often stronger during the last three months of the calendar year as a result of the Christmas holiday season. Many of the factors that create and affect seasonal trends are beyond our control. Further, if DRAM prices are relatively low, our customers may react to reduced demand for their products by increasing “bits per box” to offer the end-user a higher performing product in an attempt to spur demand, such as when a PC or notebook manufacturer offers to upgrade the amount of memory included in a product at no additional cost. However, if DRAM prices are relatively high at that time, our customers may not increase the “bits per box” but instead use another method to spur demand for their products. Alternatively, if DRAM prices are high during a period in which retail demand is relatively high, our customers may seek to limit the growth of the “bits per box”, which may in turn slow or reduce demand for DRAM and cause DRAM prices to fall. Measures like these can easily obscure the seasonal factors. These uneven sales patterns, especially when combined with the existing dynamics of DRAM demand and supply cyclicality, make prediction of net sales for each financial period difficult and increase the risk of unanticipated variations in our results and financial condition on a quarterly basis.

Risks related to our operations

Some of our agreements with strategic partners, such as our Inotera Memories, Inc. joint venture with Nanya, have restrictions on transfers of the shares of the ventures they create that could cause our ownership or equity interest in these ventures to revert to Infineon, if Infineon ceases to be our majority owner.

Our joint venture with Nanya, Inotera Memories, Inc. manufactures DRAM products on the basis of technology jointly developed by Nanya and us pursuant to a separate joint development agreement. Infineon has transferred its shares in Inotera to us, other than a portion representing 0.24% of the total Inotera shares, which Infineon holds in trust for us due to Taiwanese legal restrictions.

If Infineon were to reduce its shareholding in Qimonda to a minority level before the fifth anniversary of our carve-out from Infineon and the early mass production using 58nm process technology at our manufacturing site in Dresden has not been achieved by that time, the joint venture agreement with Nanya, as amended, could require us to retransfer these Inotera shares to Infineon. We have agreed with Infineon that, in the event Nanya requests a retransfer, we would transfer the Inotera shares to Infineon in compliance with a trust agreement pursuant to which Infineon has agreed it would hold the Inotera shares in trust for us until they could be transferred back to us. If Infineon acquires our shares in Inotera to hold in trust for us, we would have to exercise our shareholder rights, including board membership and voting rights, only through Infineon, which would be required under the trust agreement to act according to our instructions. This process is a more cumbersome and less efficient method of exercising these rights than if we held the shares directly. We do not believe that these administrative complexities would have a material adverse effect on our business, financial condition and results of operations.

Although the trust agreement was drafted in a manner designed under German law to ensure that Qimonda could force the transfer to it of the Inotera shares if Infineon were to become the subject of insolvency proceedings, there is, in the absence of any clear statutory provision or directly applicable judicial interpretation on the issue, a risk that the shares would remain subject to the insolvency proceeding in such a case. Were this to occur, we would lose a portion or all of our investment in Inotera.

In addition, our limited partnership agreement with Advanced Micro Devices (AMD) and Toppan Photomasks Inc. relating to the Advanced Mask Technology Center (AMTC) and the Maskhouse Building Administration Company (BAC) in Dresden requires prior written consent from the other partners before Infineon can assign its partnership interest. In the case of a transfer to an affiliate, the consent may not be unreasonably withheld. Under the current agreement, the interest must be transferred back to Infineon should Infineon cease to be our majority shareholder. This could lead to similar administrative complexities as described above in the case of Inotera. Infineon and we are currently finalizing negotiations with AMD and Toppan concerning an agreement that would include the consent to the assignment to us and address Infineon’s intention to reduce its stake in us below 50%. Under this agreement, a “change of control” that could lead to termination of the agreements with AMD and Toppan would only be deemed to occur if a direct competitor of AMD or Toppan becomes the beneficial owner of 30% or more of our equity interests or obtains the power to appoint the majority of the members of our Supervisory Board.

We have suffered substantial losses in the recent past. Even during profitable years, we have suffered losses in individual quarters. Losses in the future and the unpredictability of our results may cause our share price to fall.

We have suffered substantial losses in prior periods, when the price of our products has dropped at a rate for which we could not compensate through volume increases or reduced costs. For example, in our 2001 and 2002 financial years we incurred net operating losses of €962 million and €626 million. In addition, we have incurred quarterly losses in net income and EBIT terms for individual quarters within financial years in which we were profitable, including in our 2006 financial year, in which we experienced significant losses in the first quarter and our 2007 financial year, in which we experienced significant losses in the third quarter. We may also incur losses in future periods. If we sustain losses like these, it would materially and adversely affect our business, financial condition and results of operations. In addition, our share price is likely to fall if we incur losses in the future or if we report quarterly or annual results that do not meet the expectations of industry analysts or that are weaker than those reported by our competitors.

The average selling prices of our principal DRAM products may fluctuate significantly from quarter to quarter or even from month to month. This may cause us to experience significant fluctuations in our revenues. However, we have high fixed costs of operations, resulting in large part from the capital-intensive nature of our business. As a result, our reported financial results can and often do fluctuate significantly from period to period.

A high proportion of our revenues are derived from sales of standard DRAM products for PC and workstation applications, which accounted for 51% of our revenues in our 2005 financial year, 47% of our revenues in our 2006 financial year and 40% of our revenues for the first nine months of our 2007 financial year. While we are, as part of our strategy to reduce over-reliance on standard DRAMs, seeking to better balance our product portfolio by offering a wider range of application-specific DRAMs and to diversify our customer base by focusing on customer-specific DRAMs, these products remain to a greater or lesser extent exposed to the dynamics exemplified by the standard DRAM market. Finally, after our carve-out, we are no longer able to offer customers a range of logic products in addition to memory products. Due to these factors, in the event of a downturn in the DRAM market, our ability to offer alternative products is very limited.

Some of our competitors have diversified production among DRAMs, flash memory, image sensors and logic ICs, while at present we remain generally focused on DRAMs. These competitors may be able to offset the negative effects of DRAM downturns by selling non-DRAM products, including flash memory. They may, when they then perceive better pricing conditions in the DRAM market, be able to quickly convert production to DRAM products, significantly increasing their DRAM capacities in response to positive environments and significantly decreasing their DRAM capacities in response to negative environments. Conversely, if the pricing for non-DRAM products such as flash memory deteriorates, they can convert production back to DRAM products. Because our production is more narrowly focused on DRAMs, we are less able to adjust our capacities in response to cyclical developments. This lower ability to adjust capacity could adversely affect our business, financial condition and results of operations.

In addition, the potential ability of these competitors to offset the negative effects of DRAM downturns by shifting their sales to non-DRAM products may permit them to use the proceeds from those sales to invest in their DRAM business. This may cause us to be at a competitive disadvantage with regard to technological advancements taking place in the DRAM industry and reduce our relative ability to keep pace with these competitors. This could adversely affect our business, financial condition and results of operations.

The ability of some of our competitors to shift their production among memory products may leave us relatively more exposed to downturns in the DRAM industry and less able to finance technological advancement.

Our results may suffer if we are not able to adequately forecast demand for our products.

It is not industry practice to enter into firm, long-term purchase commitments with respect to standard DRAMs. We primarily use internal forecasts to determine the number and mix of products that we manufacture. Although we also consult with major customers, who typically provide us with short-term rolling forecasts of their product requirements on a monthly basis, customers may cancel orders or reduce quantities for a number of reasons or discontinue their relationship with us at any time. Customers frequently place orders requesting product delivery almost immediately after the order is made, which makes forecasting customer demand even more difficult. Other customers also purchase chips on consignment, withdrawing from our stock of products kept on our premises. They may reduce their anticipated withdrawals from these stocks on very short notice. Based on past experience, if we over-estimate demand for a particular product, we may need to significantly reduce the price for that product in order to sell our excess inventory. In addition, due to the high fixed costs of operating manufacturing facilities, it is not industry practice to reduce production in response to or anticipation of demand slumps, which may lead to excess inventory and cause us to incur additional inventory carrying costs or write-downs. If we are unable to predict accurately the appropriate amount of products needed to meet customer requirements, or if our customers were to unexpectedly cancel or reduce a large number of orders simultaneously, we could fail to match our production with our customers’ demand. This could materially and adversely affect our business, financial condition and results of operations.

In addition, because our markets are volatile and subject to rapid technological and price changes, our forecasts may be incorrect, and we may make too many or too few of certain products. For example, in the first quarter of our 2006 financial year, we produced an excess of DDR2 DRAMs because the corresponding DDR2 logic chipsets, which are produced by logic semiconductor manufacturers, were not available in quantities sufficient for PC manufacturers to absorb the supply of DDR2 DRAMs in the market. A portion of the DDR2 DRAMs that we produced remained unsold and in our inventory until supply of appropriate logic chipsets created sufficient demand for our accumulated DDR2 DRAMs.

We expect the average selling prices of the semiconductor memory products we sell to continue to decline irrespective of cyclical fluctuations in the industry, and if prices decrease faster than we are able to reduce our costs, our margins will be adversely affected.

The average selling prices of semiconductor memory products, including DRAMs, have declined in general for many years and we expect that they will, irrespective of industry-wide fluctuations, continue to decline as a result of, among other factors, technological advancements and cost reductions. Although we may from time to time be able to take advantage of higher selling prices typically associated with new products and technologies, the prices of new products also generally decline over time, and in certain cases very rapidly, in the face of market competition. Accordingly, we need to reduce our per-megabit manufacturing costs even as we seek to maintain our technological position. Despite our significant investments in research and development and in modern manufacturing facilities, the product and process technologies that we develop may fail to keep pace with the industry’s continuous drive towards more powerful, smaller devices with lower per-megabit costs. If our development fails to keep pace, our competitors may be able to offer their products on a more profitable basis. If the average per-megabit selling price for DRAMs and other memory chips that we produce decreases faster than we are able to reduce our per-megabit manufacturing costs, our gross margins would decrease and our business, financial condition and results of operations may be materially and adversely affected.

To reduce our costs, we need to make investments to implement improvements and developments in our process technologies quickly. If we are unable to do so, we may not be able to reduce per-megabit manufacturing costs quickly enough to keep pace with declines in average selling prices for DRAMs and other memory products.

Implementing a significant new process technology, such as the migration to a new process technology node (for example, from 90nm to 75nm), requires very significant long-term investments and often many years of development effort. In addition, each successive improvement in process technology generally involves an increase in complexity that may increase the required level of investment and demand more development effort. In 2003, we experienced difficulties in our transition from the 140nm to the 110nm technology node because, at the same time, we moved our development work from East Fishkill, New York to Dresden, Germany and began to convert to 193nm lithography, both of which introduced complexities to the technology node transition. Product yields tend to be at relatively lower levels when new process technologies are being implemented. If we experience delays in implementing these technologies, we may not be able to reduce our per-megabit manufacturing costs quickly enough to avoid falling margins or keep our prices competitive. Our business, results of operations and financial condition could be hurt if we experience substantial delays in developing new process technologies or if we do not implement production technology transitions efficiently.

If we are unable to respond to customer demand for diversified DRAM products or are unable to do so in a cost efficient manner, we may fail to gain, or even lose, market share.

The DRAM product needs of manufacturers of servers, networking and storage equipment and graphics, mobile and consumer devices are becoming increasingly diverse in terms of product specifications. This diversification requires us to devote significant resources to product design and development in cooperation with our customers. If we are unable to invest sufficient resources to meet our customers’ specialized needs, if we do so in an inefficient or untimely manner, or if our working relationships with our customers otherwise deteriorate, we may lose business opportunities or market share as a result. We also may encounter difficulties penetrating markets where our relationship with manufacturers is less developed. In addition, our competitors may be able to implement similar strategies more effectively than we can.

We may be unable to recoup our investments if we bring new production facilities on-stream in times of overcapacity.

It is difficult to predict future supply and demand in the market for DRAM and other memory products. Because it takes one to two years to plan, finance, construct and equip a new facility, we must make a decision to build a new facility, or to re-equip an existing facility, with no reliable forecast of what the supply and demand ratio is likely to be when the facility is scheduled to come on-stream. The capital expenditures required to construct and equip a semiconductor facility with competitive economies of scale are typically between $2 to $3 billion.

In the 2005 financial year, commercial DRAM production began at the 300mm facilities of our fab in Richmond, Virginia. In the same year, our foundry partner SMIC ramped up its new 300mm facility, in Beijing, China with our DRAM technology. In the 2006 financial year, our foundry partner Winbond ramped up a new 300mm fab in Taichung, Taiwan with our DRAM technology. In addition, Inotera Memories, Inc. our joint venture with Nanya, increased its capacity at its 300mm fab in Taoyuan, Taiwan in the 2006 financial year, and has started manufacturing in its second 300mm manufacturing module in December 2006. We are also continuing the ramp-up at our 300mm manufacturing facility in Richmond, Virginia.

We recently announced plans to build a new 300mm manufacturing facility in Singapore with production expected to start there in 2009. A number of our competitors have also opened, or announced their intentions to open, new 300mm production facilities. If several new 300mm DRAM manufacturing plants come on-stream at the same time, there is a risk that the resulting supply growth might exceed demand at that point in time. This could result in strongly reduced prices for our DRAM products at a time when we have just made very substantial investments in new production. If this happens, it may take longer for us to recoup our investments, or we may not be able to do so at all. This could materially and adversely affect our business, financial condition and results of operations.

If prices are significantly declining during the time when we are ramping up production at new facilities, we may take measures to limit our cash outflows. These measures could include cancelling or delaying the delivery of manufacturing equipment at those facilities. As a consequence, these facilities might not ramp up to their expected capacity in the short term. This could prevent them from achieving the economies of scale they were designed to achieve, such that the costs of manufacture at these facilities might exceed the revenues from the sales of the products produced there. This could force us to decide to suspend manufacturing at these facilities. This would also prevent us from recouping our investments as planned or at all, which could have a material and adverse effect on our business, financial condition and results of operations.

We may lose sales or customers or incur losses if we are unable to successfully modify existing production facilities or bring new production facilities on-stream in times of high demand.

We may experience difficulty in ramping up production at new or existing facilities in a timely manner, such as our 300mm fab in Richmond, Virginia. Similarly, our joint ventures with Nanya and CSVC, as well as SMIC and Winbond, foundry manufacturers who provide some of our manufacturing capacity, may experience similar difficulties in ramping up production at their production facilities. We may also experience delays in converting to the next step in the technology improvements that enable us to reduce the feature sizes on chips. This could be due to a variety of factors, including an inability to hire and train new personnel in a timely fashion, the unavailability of equipment, difficulties or delays in implementing new fabrication processes and an inability to achieve required yield levels.

In the future, we may face delays in the construction, equipping or ramp-up of new facilities or the conversion of existing facilities to new process technologies. Our failure to ramp up our production on a timely basis may result in loss of sales or customers and a loss of market share, which in turn could reduce our ability to exploit economies of scale, negatively affecting our cost position and our ability to finance investments in the future. This failure could also prevent us from recouping our investments in a timely manner or at all. Any of these effects could materially and adversely affect our business, financial condition and results of operations.

The loss of one or more of our significant customers may adversely affect our business.

Historically, we have relied on a limited number of customers, primarily among the largest PC manufacturers, for a substantial portion of our total sales. In the nine months ended June 30, 2007, our five largest customers accounted for slightly more than 50% of our total sales. HP, our largest customer, accounted for approximately 17% of our sales and Dell, our second largest customer, accounted for 13% of our sales in that period. These major customers generally purchase products on the basis of short-term purchase orders, can easily cancel these orders and have no long-term obligations to purchase products from us. Although we are seeking to broaden our customer base, there are a limited number of major manufacturers that purchase standard DRAM products in large quantities, and most of them are existing customers of ours. Our major customers generally seek to maintain multiple sources of supply, and it may be difficult for us to meaningfully increase our current sales volumes of existing products to them where to do so would move us towards being an exclusive source for them. The loss of one of our major customers, or any substantial reduction in sales to any of these customers, could have a material adverse effect on our business, financial condition and results of operations.

Sanctions in the United States and other countries against us and other DRAM producers for anticompetitive practices in the DRAM industry and related civil litigation may have a direct or indirect material adverse effect on our operations.

In September 2004, Infineon entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (DOJ) in connection with the DOJ’s investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, Infineon agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and pay a fine of $160 million. The plea agreement requires Infineon to pay the fine (plus accrued interest) in equal annual installments through 2009. Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against Infineon, its principal U.S. subsidiary and other DRAM suppliers in various state and federal courts in the United States alleging violations of the Sherman Act, California’s Cartwright Act, other state laws and unfair competition law as well as unjust enrichment in connection with the sale and pricing of memory products. Each of the cases purports to be on behalf of a class of individuals and entities who purchased DRAMs directly or indirectly from Infineon in periods commencing in or after 1999. Infineon has reached a settlement agreement in the sixteen class action cases filed by direct U.S. purchasers that were transferred to the U.S. District Court for the Northern District of California for coordinated proceedings. Under the terms of the settlement agreement Infineon agreed to pay approximately $21 million. We recorded a corresponding charge to other operating expense in our financial year ended September 30, 2005. In addition to this settlement payment, Infineon agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class after opt-outs during the settlement period exceeded $208.1 million. We would also be responsible for this payment. The additional amount payable is calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53%. We do not currently expect to pay any additional amount to the class. In November 2006, the District Court for the Northern District of California approved the settlement with the direct U.S. purchasers, entered final judgment and dismissed the class action claims with prejudice. Between March 2006 and March 2007, six separate lawsuits were filed by six direct and indirect purchasers of DRAM against Infineon and various other DRAM suppliers seeking unspecified damages and other relief based on the same allegations. One of those lawsuits was voluntarily dismissed on April 26, 2007 pursuant to a settlement. In October 2006, these six plaintiffs along with a number of other individuals and entities gave notice that they are opting out of the direct U.S. purchaser class and settlement. As a consequence their claims will not be released by that settlement. As of the date hereof, 62 indirect U.S. purchaser class action cases are still pending in federal and state courts. A putative class action brought on behalf of non-U.S. direct purchasers of DRAM was dismissed with prejudice by the court. Between July and September 2006, plaintiffs filed their opening brief on appeal in that case and defendants filed their joint opening brief in September 2006. No hearing date has yet been scheduled for the appeal. Furthermore, in July 2006, the state attorneys general of New York, California and 39 other states and territories filed two separate actions in federal court in New York and California against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of governmental entities and consumers who purchased products containing DRAM beginning in 1998. The plaintiffs’ claims involve the same allegations of DRAM price-fixing and artificial price inflation practices discussed above. The plaintiffs are seeking to recover actual and treble damages in unspecified amounts, penalties, costs and other relief. In August 2007, the court granted the defendants’ motion to dismiss in part, dismissing the claims on behalf of consumers, businesses and governmental agencies in a number of states and dismissing certain other claims with leave to amend by October 2007.

Between December 2004 and February 2005, two putative class proceedings were also filed in the Canadian province of Quebec and one was filed in each of Ontario and British Columbia against Infineon, its principal U.S. subsidiary and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. In the British Columbia action, the certification motion has been scheduled for August 2007 and will resume in November 2007. In one Quebec class action, a tentative date for the motion for authorization (certification) has been set for May 2008 (with the possibility of a March 2008 date if the court calendar opens); the other Quebec action has been stayed pending developments in the one that is going forward.

Infineon received a request for information regarding DRAM industry practices from the European Commission in April 2003 and a notice of formal inquiry into alleged DRAM industry competition law violations from the Canadian Competition Bureau in May 2004. Infineon is fully cooperating with the Commission’s investigation and the Competition Bureau’s inquiry.

In the contribution agreement we entered into with Infineon, we agreed to indemnify Infineon for all of the potential liabilities and risks in connection with the civil and criminal antitrust proceedings, including the costs of defending these proceedings. As of June 30, 2007, we have accrued liabilities in the amount of €114 million related to potential liabilities and risks with respect to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses relating to the securities class actions and the Canadian antitrust investigation and litigation described in “Our Business — Legal Matters”. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on our financial condition and results of operations.

An adverse final resolution of the investigations or the civil claims described above could cause us to bear significant financial liability and other adverse effects. Irrespective of the validity or the successful assertion of the above claims, Infineon could incur significant costs in connection with the defense or settlement of these claims, for which we are required to indemnify Infineon under the contribution agreement. An adverse final resolution or the incurrence of significant costs could have a material adverse effect on our business, financial condition and results of operations. See “Our Business — Legal Matters” for more information on these matters.

An unfavorable outcome in the pending securities litigation against Infineon or the incurrence of significant costs in the defense of this litigation may have a direct or indirect material adverse effect on our operations.

A consolidated putative class action lawsuit is pending against Infineon and its U.S. subsidiary, and three of Infineon’s current and former officers, one of which is currently the chairman of our Supervisory Board, in U.S. federal court on behalf of a putative class of purchasers of Infineon’s shares who purchased them during the period from March 2000 to July 2004. The plaintiffs allege violations of the U.S. securities laws arising out of an alleged failure to disclose Infineon’s alleged participation in DRAM price fixing activities and seek unspecified damages. In September 2006, the court dismissed the complaint with leave to amend and in October 2006 the plaintiffs filed a second amended complaint. In March 2007 the plaintiffs have withdrawn the second amended complaint and were granted a motion for leave to file a third amended complaint. The plaintiffs filed a third amended complaint in July 2007. In the contribution agreement we entered into with Infineon, we agreed to share any future liabilities arising out of this lawsuit equally with Infineon, including the cost of defending the suit.

We are currently unable to provide an estimate of the likelihood of an unfavorable outcome to us or of the amount or range of potential loss arising from the action. An adverse final resolution of the class action litigation could cause us to bear significant financial liability and other adverse effects. Irrespective of the validity or the successful assertion of the securities claims, Infineon could incur significant costs in connection with the defense of these claims, and we are required to indemnify Infineon for one-half of these, as stated above. An adverse final resolution or the incurrence of significant costs could have a material adverse effect on our business, financial condition and results of operations. Infineon’s directors’ and officers’ insurance carriers have denied coverage in the securities class action and Infineon filed suit against the carriers in December 2005 and August 2006. Infineon’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claims against the other insurance carrier were dismissed in November 2006; Infineon filed an appeal against this decision. See “Our Business — Legal Matters” for more information on this matter.

We may not be able to protect our proprietary intellectual property or obtain rights to intellectual property of third parties needed to operate our business.

Our success depends on our ability to obtain and maintain patents, licenses and other intellectual property rights covering our products and our design and manufacturing processes. The process of seeking patent protection can be long and expensive. Patents may not be granted on currently pending or future applications or may not be of sufficient scope or strength to provide us with meaningful protection or commercial advantage. In addition, effective copyright and trade secret protection may be unavailable or limited in some countries, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, strategic partners and other persons. See “ — Risks related to our carve-out as a stand-alone company and our continuing relationship with Infineon — We may lose rights to intellectual property arrangements if Infineon’s ownership in our company drops below certain levels.”

Infineon transferred to us substantially all of the patents attributable to the Memory Products segment of Infineon in connection with the carve-out of our company, while Infineon retained ownership of all other Infineon patents. Qimonda’s patent portfolio at the end of June 2007 included more than 19,480 patents and patent applications (representing more than 5,850 patent families) compared to more than 23,000 patents and patent applications remaining with Infineon at the time of the carve-out. Each of we and Infineon has granted the other a perpetual, royalty free license to use these patents in each of our respective businesses. However, our rights to use these patents are subject to the limitations and restrictions described in “Our Business — Intellectual Property”.

We also may require rights to use patented technology owned by third parties, including other semiconductor manufacturers, and have entered into licenses and cross-license agreements to obtain such rights (ourselves or through Infineon). We anticipate that we will continue to enter into more of these agreements in the future. If we are unable to enter into or renew our technology licensing agreements on acceptable terms, or not at all, we may lose the legal right to use some of the processes we require to produce our products, which may prevent us from manufacturing and selling some of our products, including our key products. In addition, we could be at a disadvantage if our competitors obtain licenses for protected technologies on more favorable terms than we do, or if we are unable to acquire on favorable terms any licenses we require for patented technologies which we may determine we need to obtain from third parties in order to maintain our competitive situation.

In addition, our rights to use some third party patents are currently based on cross-license agreements between Infineon and those third parties. Some of these cross-license agreements will terminate with respect to us if we cease to be a controlled subsidiary of Infineon. Although our own patent portfolio may provide us with leverage in negotiating cross-license agreements with third parties, these agreements may be less favorable to us than the existing Infineon agreements. If we are unable to protect our intellectual property, or retain or obtain the intellectual property we need from third parties to operate our business, our business, financial condition and results of operations could be materially and adversely affected.

We may be accused of infringing the intellectual property rights of others.

Our industry is characterized by a complex series of license and cross license agreements covering technology used in our products and manufacturing processes and those of our competitors. Accordingly, other companies have developed and will continue to develop technologies that are protected by patents and other intellectual property rights and that we may require to manufacture our products. These technologies may become unavailable to us or be offered to us only on unfavorable terms and conditions. In other cases, other companies may claim technology as theirs and seek to force us to stop using it, even if we believe that we have developed or otherwise have rights to exploit the technology in question. In either case, litigation, which could require substantial financial and management resources, is often necessary to defend against claims of infringement of intellectual property rights brought against us by others. In some cases, we might be able to avoid or settle litigation on favorable terms because we in turn possess patents that we could assert against a plaintiff or potential plaintiff. In other cases, the plaintiffs are engaged principally in the development and licensing of technology, and do not require access to other parties’ patent portfolios, such as ours. For example, in August 2006, we entered into a six year license agreement with Tessera under which Tessera granted us a worldwide, non exclusive, non transferable and non sublicensable license to use a portfolio of Tessera patents and we paid Tessera a one time fee of $40 million and are required to pay additional royalities based on volume of components we sell that are subject to the license.

At any given time, Infineon and we are engaged in negotiations with a number of third parties regarding assertions that technologies we are using infringe those parties’ rights. Infineon and we are currently in negotiations in a small number of matters of this nature. In part as a result of the complex series of license and cross-license agreements and the uncertainty, time and expense of litigation, it is sometimes in our interests to settle with these claimants in a way that avoids litigation. These settlements may involve the payment of license fees, royalties or other consideration over lengthy periods in amounts that could be material for us. In the contribution agreement we entered into with Infineon, we agreed to indemnify Infineon for all of the potential liabilities and risks in connection with any such settlement or litigation relating to our business, and to bear 60% of the combined license fee payments that Infineon and we must or may in the future have to pay related to two of these negotiations, one of which is still ongoing.

If any intellectual property infringement claims that may be asserted against us in the future are successful, we may be forced to refrain from selling DRAM products in certain markets, seek to develop non-infringing technology, which may not be feasible, license the underlying technology upon economically unfavorable terms and conditions, and/or pay damages for prior use of the technology at issue. In addition, our insurance excludes liability arising out of claims that we have infringed the patent or other intellectual property rights of third parties. Any of these results may have a material and adverse effect on our business, financial condition and results of operations.

We may face difficulties in implementing next generations of our proprietary DRAM trench cell architecture.

We manufacture our products using our “trench” DRAM architecture. In 2006, approximately 24% of DRAM chips produced worldwide were manufactured using trench cell architecture, of which we produced approximately two-thirds, according to Gartner. The remaining 76% were produced using different kinds of an alternative architecture known as “stack” architecture. Although we believe that the physical characteristics of trench cell technology can be exploited during the 90nm node, which currently accounts for more than half of our production and the next several technology nodes, including the 58nm node that is currently in development, to yield advantages over the various stack architectures, this technology may not continue to perform as well as, or better than, stack technology when migrating to smaller chip feature sizes. As part of our commitment to the development of new products and process technologies, we must continually be reviewing the technologies, architectures and processes we use to make sure that they provide the technological properties, also regarding performance, power consumption and form factor as well as the robustness to permit volume manufacturing at competitive costs. If we were required to transition from trench to other technology platforms, the transition could require a substantial period of time and a substantial investment of capital, and may require us to acquire rights to additional technology.

To manufacture our trench cells, we need etching equipment that is specially modified to etch the deep trench capacitors. We cannot be certain that equipment manufacturers will continue to develop and supply such equipment on favorable terms, if at all.

We may face difficulties in shifting to new memory technologies that are not based on silicon

In the longer term, we face the potential risk of a fundamental shift from the silicon-based technology on which the memory industry has long been based. Although we do not believe that any technology to rival silicon-based memory is likely to prove feasible in at least the near- to medium-term, and although we devote resources to basic research in order to keep abreast of a wide range of potential new memory technologies, the fundamental technology of the semiconductor memory business may not continue to be broadly based on current technology. We may be unable to respond quickly enough to any fundamental technological shift in the industry. Our failure to implement successfully subsequent technology generations or respond to technology developments may materially and adversely affect our business, financial condition and results of operations.

We may misallocate our research and development resources or have insufficient resources to conduct the necessary level of research and development to remain competitive.

We may also devote research and development resources to technologies or products that turn out to be unsuccessful. Commitments to developing any new product must be made well in advance of sales, and customer demands and technology may change while we are in development, rendering our products outdated or uncompetitive before their introduction. We must therefore anticipate both future demand and the technology features that will be required to supply such demand. If we incur losses as a result of a market downturn or otherwise, we may not be able to devote sufficient resources to the research and development needed to remain competitive. Our failure to properly allocate research and development resources could materially and adversely affect our business, financial condition and results of operations.

We have a limited number of suppliers of manufacturing equipment and raw materials, and our business would be harmed if they were to interrupt supply or increase prices.

Our manufacturing operations depend upon obtaining deliveries of the equipment used in our manufacturing facilities and adequate supplies of raw materials, including silicon wafers, masks, chemicals and resists, at reasonable prices and on a timely basis.

Although there are multiple sources for most types of equipment that we use, the equipment is sophisticated and complex and it is difficult for us to rapidly substitute one supplier for another or one piece of equipment for another. We currently have only one significant sole-source equipment supplier, Advantest, which supplies some of our testing equipment. If we were to experience supply or quality problems with Advantest, it could take a long time for us to locate a secondary source of supply for that equipment.

The expansion of fabrication facilities by us, our joint venture counterparts, our foundry partners and other semiconductor companies may put additional pressure on the supply of equipment. Shortages of equipment could result in an increase in prices and longer delivery times. The lead time for delivery of some equipment may be as long as six to twelve months. If we are unable to obtain equipment in a timely manner, we may be unable to ramp up production according to our plan or fulfill our customer orders, which could negatively impact our business, financial condition and results of operations.

We generally have more than one source available for raw materials, but materials meeting our standards are in some cases available only from a limited number of vendors. The principal suppliers for our silicon wafers are Siltronic, SEH, MEMC and SUMCO. Our revenues and earnings could decline if we were unable to obtain adequate supplies of high-quality raw materials in a timely manner (for instance, due to interruption of supply or increased industry demand) or if there were significant increases in the costs of raw materials that we could not pass on to our customers. In addition, the raw materials we need for our business could become scarcer or more expensive as worldwide demand for semiconductors and other products also produced with the same raw materials increases. If we are unable to obtain sufficient raw materials in a timely manner, we may experience interruptions in production, which could in turn, leave us unable to fulfill our customer orders, which could negatively impact our business, financial condition and results of operations.

The success of our business may be dependent on our ability to maintain our third-party foundry relationships.

In 2002, Infineon entered into agreements with each of SMIC, a Chinese foundry, and Winbond, a Taiwanese foundry, for the production of some of our memory products in their fabs. We sourced 22% of our DRAM capacity from these unaffiliated foundry partners in the 2006 financial year compared to 26% in the nine months ended June 30, 2007, and plan to reduce those levels somewhat in the coming months as we increase the proportion of our capacity sourced from Inotera. In addition, we sourced about 8% of our capacity from Infineon’s 200mm fab in Dresden. We intend to source at least 50% of our production capacity from our own facilities to enable us to continue to develop our manufacturing process technologies. There are relatively few foundries that could manufacture our products, and we might not be able to secure an agreement with an alternative foundry on acceptable terms, particularly in a period of industry-wide under-capacity. In the event that manufacturing capacity is reduced or eliminated at one or more foundry facilities, or if we are unsuccessful in negotiating additional capacity with our existing foundry partners or in obtaining new foundry partners, we could have difficulties fulfilling our customer’s needs, and our sales could decline.

Our reliance on third-party manufacturing relationships also subjects us to the following risks:

•	the potential inability of our manufacturing partners to develop manufacturing methods appropriate for our products;

•	inability of our partners to construct and equip manufacturing facilities or to ramp up production in a timely manner;

•	unwillingness or inability of partners to devote adequate capacity to the manufacture of our products;

•	potential product quality issues, where we do not have sufficient control to resolve them quickly or at all;

•	our partners’ inability to acquire manufacturing machinery and equipment required to manufacture our products due to controls on the export or import of technology into the country where the partner is located or limited supply of the necessary equipment; and

•	reduced control over delivery schedules and product costs.

If any of these events, or others we have not foreseen, were to occur, we could experience an interruption in our supply chain or an increase in costs, which could delay or decrease our sales or otherwise adversely affect our business, financial condition and results of operations.

While building new capacity of our own would require significantly higher capital expenditures than purchasing products from foundries, purchasing products from foundries may result in lower profit margins than we could obtain by manufacturing the products on our own because we base the price we pay for wafers from our foundry partners on a margin sharing principle. Therefore, in times of high DRAM prices, the prices we pay for wafers produced by our foundry partners are likely to be higher than the cost of manufacturing using our own capacities, resulting in lower profit margins.

If our strategic alliance partners or joint ventures fail to meet their business or technological goals we may lose the value of our investments in them, and we may fail to keep pace with the rapid developments in our industry.

As part of our strategy, we have entered into a number of long-term strategic alliances with leading industry participants, both to manufacture memory products and to develop new manufacturing process technologies and products. For example, we have entered into development agreements with Nanya to develop the 75nm and 58nm process technology nodes and have formed a joint venture with Nanya called Inotera Memories, Inc. to manufacture DRAM. We participate in a joint venture with Advanced Micro Devices and Toppan Photomasks to develop and manufacture lithographic masks. We also established a joint venture with China Singapore Suzhou Industrial Park Venture Co. in Suzhou, China pursuant to which we constructed a facility for assembly and testing of our memory products. We expect that our investments in our Chinese joint venture until the end of our 2008 financial year pursuant to our current contractual obligations will be $86.5 million.

These strategic relationships and joint ventures are subject to various risks that could cause us to lose the value of these investments and damage our business. Some of those risks are:

•	our alliance partners could encounter financial difficulties;

•	our interests could diverge from those of our alliance partners in the future;

•	we may not be able to agree with a joint venture or alliance partner on the amount or timing of further investments in our joint projects;

•	the management of one of our joint ventures may not be able to control costs;

•	a joint venture may experience ramp up or manufacturing problems;

•	a joint venture may experience delays or difficulties in reaching its research and development targets;

•	political instability may occur in the countries where our joint ventures and/or alliance partners are located; and

•	economic instability, including currency devaluations or exchange rate fluctuations, may occur in the countries where our joint ventures and/or alliance partners are located.

For example, the failure of Inotera Memories, Inc. to successfully reach and continue production at anticipated output levels could leave us with inadequate capacity to meet customers’ needs and our growth targets. If any of our strategic alliances do not accomplish our intended goals, we may fail to keep pace with the rapid technological developments in our industry, our revenues could be reduced and our business, financial condition and results of operations could be materially and adversely affected.

We may be unable to fund our research and development efforts and capital expenditures if we do not have adequate access to capital.

We require significant amounts of capital to build, expand, modernize and maintain our sophisticated manufacturing facilities and to fund our research and development efforts. For example, we invested €686 million in property, plant and equipment in the 2006 financial year and a further €601 million in the nine months ended June 30, 2007, largely to ramp up our manufacturing facility in Richmond, Virginia. We expect capital expenditures of approximately €900 million during the 2007 financial year. Part of this is intended to be for the continued ramp-up of our 300mm facility in Richmond, Virginia and most of the remainder for improving productivity and upgrading technology at existing facilities, especially at our 300mm facility in Dresden, Germany. Due to the lead times between ordering and delivery of equipment, a substantial amount of capital expenditures typically is committed well in advance. As of September 30, 2006, approximately €379 million of capital expenditures have been included in unconditional purchase commitments, mostly for investments to be made in our front-end and back-end manufacturing facilities.

Because of the cyclical nature of DRAM demand, the need to invest in manufacturing facilities may arise at a time when our cash flow from operations is low. We used net cash in our investing activities of €971 million in the 2005 financial year, €772 million in the 2006 financial year and €724 million in the nine months ended June 30, 2007. Our research and development expenses were €390 million in the 2005 financial year, €433 million in the 2006 financial year and €291 million in the nine months ended June 30, 2007. We plan to make research and development expenditures in the range of €410 million to €430 million during the 2007 financial year. We intend to continue to invest heavily in our manufacturing facilities, including in the new manufacturing facility we plan to construct in Singapore, and research and development, while continuing the policy of cooperation with other semiconductor companies to share these costs with us where appropriate.

As of June 30, 2007, our external debt included €149 million resulting from a dedicated financing for our manufacturing facility in Portugal and a note payable to a government entity related to our production facility in Richmond, Virginia. We plan to service these financings from cash generated from our operations beginning in 2008 and to refinance them upon their maturities in 2013 and 2027. In August 2006, we entered into a multicurrency revolving loan facility in an aggregate principal amount of €250 million, which has been committed to us. The original maturity of the facility had been three years from the date of our initial public offering, and was extended for one additional year in June 2007. No amounts are outstanding under this facility.

In the future, we may not be able to raise the amount of capital required for our business or the repayment of our existing financial obligations on acceptable terms due to a cyclical or other downturn in the semiconductor memory industry, general market and economic conditions, inadequate cash flow from operations, unsuccessful asset management or other factors. Because of the high risk profile of DRAM manufacturers (due largely to the volatility of the DRAM market cycle) and our lack of an independent credit history, we may be unable to secure debt financing on acceptable terms. In general, our access to capital on favorable terms may also be more limited now that we are a stand-alone entity than it was when we operated as a segment of the Infineon Group. In particular, we no longer have access to Infineon’s pool of capital. Our business, financial condition and results of operations may be materially and adversely affected if we are not able to fund necessary capital expenditures and research and development expenses.

If our manufacturing processes are delayed or disrupted, our business, financial condition and results of operations could be materially adversely affected.

We manufacture our products using processes that are highly complex and require advanced and costly equipment that must continuously be maintained and modified to improve yields and performance when implementing new technology generations.

We may face interruptions due to human error in the operation of the machines, power outages, earthquakes and other natural disasters or other incidences that have an impact on the productive availability of machines, material or manpower. Difficulties encountered in the manufacturing process can reduce production yields or interrupt production and may make it difficult for us to deliver products on time or in a cost-effective, competitive manner.

In addition, semiconductors must be produced in a tightly controlled, clean environment. Even small impurities in the manufacturing materials, difficulties in the wafer fabrication process, defects in the masks used to print circuits on a wafer, the use of defective raw materials, defective vendor-provided lead frames or component parts, or other factors can cause a substantial percentage of wafers to be rejected or numerous chips on each wafer to be non-functional. We may experience problems in achieving an acceptable yield rate in the production of chips. Reduced yields will reduce our sales revenues, which could have a material adverse effect on our business, financial condition and results of operations.

Our business can be hurt by changes in exchange rates.

Our business, financial condition and results of operations have been and may in the future be adversely affected by changes in exchange rates, particularly between the euro and the U.S. dollar. We are exposed both to the risk that currency changes will reduce our revenues or margins on the products we sell and the risk arising in connection with the translation into euro of the results of subsidiaries using non-euro currencies. In addition, we could lose money on the currency transactions, such as currency hedging contracts, that we use to help us manage our exchange rate risk.

We prepare our combined and consolidated financial statements in euro. However, most of our sales volumes, as well as costs relating to our design, manufacturing, selling and marketing, general and administrative, and research and development activities are denominated in other currencies, principally the U.S. dollar.

Memory products are generally priced worldwide in U.S. dollars, even if invoices are denominated in another currency, while 58% of our expenses in our 2006 financial year were denominated in euro and other currencies. In addition, the balance sheet impact of currency translation adjustments has been material in some periods and varies widely, and we expect these characteristics to continue. Net foreign currency derivative and transaction gains totaled €17 million in the 2005 financial year, while net foreign currency derivative and transaction losses were €2 million in the 2006 financial year. Net foreign currency derivative and transaction losses were €11 million in the nine months ended June 30, 2007. We attempt to mitigate the effects of foreign currency fluctuations on our business by entering into foreign currency hedging contracts. These contracts can subject us to risks of losses if the values of the hedged currencies move in the opposite direction from what we expected when we entered into the contracts.

Since its introduction in 1999, the euro has fluctuated in value against the U.S. dollar, ranging from a high of €1.00 = $1.3831 on July 20, 2007 to a low of €1.00 = $0.8270 on October 25, 2000. The relative weakness of the euro against the dollar positively affected our revenues and results of operations in the 2001 and 2002 financial years. Since the beginning of 2003, the dollar has weakened sharply against the euro, which has had a substantial negative effect on our revenues and profitability, as reported in euro. The exchange rate varied in the 2006 financial year between €1.00 = $1.1667 on November 14, 2005, and €1.00 = $1.2953 on June 5, 2006. On September 29, 2006, the last currency trading day in September 2006, the noon buying rate of the Federal Reserve Bank of New York for euro was €1.00 = $1.2687. The dollar continued to weaken during the nine months ended June 30, 2007. On June 29, 2007, the last currency trading day in June 2007, the noon buying rate of the Federal Reserve Bank of New York for euro was €1= $1.3520. Any further weakening of the dollar against the euro would negatively affect our reported results of operations.

Our business could suffer as a result of negative economic developments, political instability, unfavorable legal environments or negative currency developments in the different parts of the world in which we operate, especially in the United States, Taiwan and the developing markets of China and Malaysia.

We operate in many locations around the world, with manufacturing, assembly and testing, and research and development facilities in eight countries on three continents, including in Taiwan and the developing markets of China and Malaysia. Manufacturing, assembly and testing sometimes take place in different countries and even on different continents. In the nine months ended June 30, 2007, 44% of our revenues were invoiced in the Asia-Pacific region (including Japan), 38% were invoiced in North America, 18% were invoiced in the Rest of Europe (including Germany and in other regions) see “Our Business — Customers, Sales and Marketing”). In many cases, our products were shipped to different countries than those from which our invoices were paid. Our business is subject to risks involved in international business, including:

•	negative economic developments in foreign economies, in particular the United States, China, Malaysia and Taiwan, where we have or share substantial manufacturing facilities;

•	political instability, including the threat of war, terrorist attacks, epidemic or civil unrest, in particular in Taiwan, which experiences recurring tensions with China;

•	uncertainties as to the effectiveness of intellectual property protection, especially in China;

•	devaluations of local currencies, especially in Asia;

•	changes in laws and policies affecting trade and investment, including exchange controls and expropriation, particularly in China; and

•	varying laws and varying practices of the regulatory, tax, judicial and administrative bodies in the jurisdictions where we operate, especially in developing Asian countries.

Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

Reductions in the amount of government subsidies we receive or demands for repayment could increase our reported expenses.

As is the case with many other semiconductor companies, our reported expenses have been reduced in recent years by various subsidies received from governmental entities. In particular, we have received, and expect to continue to receive, subsidies for investment projects as well as for research and development projects, including our 300mm manufacturing facility in Dresden, Germany, and our fab in Porto, Portugal. We recognized governmental subsidies as a reduction of research and development and of cost of goods sold in aggregate amounts of €112 million in the 2006 financial year and €97 million in the first nine months of the 2007 financial year. In addition, we had received grants of €179 million and €152 million as of September 30, 2006 and June 30, 2007, respectively, which are deferred and will be recognized in earnings over the useful life of the related assets in future periods.

The availability of government subsidies is largely outside our control. We may not continue to benefit from such support, sufficient alternative funding may not be available on a timely basis if necessary and any alternative funding would probably be provided to us on terms less favorable to us than those we currently receive. As a general rule, we believe that government subsidies are becoming less available in each of the countries in which we have received funding in the past, and the competition for government funding is intensifying.

The application for and implementation of such subsidies often involves compliance with extensive regulatory requirements, including, in the case of subsidies to be granted within the European Union, notification to the European Commission of the contemplated grant prior to disbursement. In particular, establishment of compliance with project related ceilings on aggregate subsidies defined under European Union law often involves highly complex economic evaluations. Many of the legal and other criteria for receiving subsidies are more stringent than they were in the past. If we fail to meet applicable formal or other requirements, we may not be able to receive the relevant subsidies or may be obliged to repay them, which could have a material and adverse effect on our business, financial condition and results of operations.

In addition, the terms of certain of the subsidies we have received impose conditions that may limit our flexibility to utilize the subsidized facility as we deem appropriate, to divert equipment to other facilities, to reduce employment at the site, or to use related intellectual property outside the European Union. This could impair our ability to operate our business in the manner we believe is most cost effective.

An inability to attract and retain skilled technical personnel could adversely impact our business.

Competition for qualified employees among companies that rely heavily on engineering and technology is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to conduct research activities successfully and to develop marketable products. The availability of highly skilled workers, while generally constrained worldwide, is particularly constrained in places such as Singapore, China, Germany and Japan where the need for qualified employees in our industry is strong. Since our carve-out, we have been competing, and will continue to compete, directly with other semiconductor companies for qualified personnel in certain geographic markets, which may make our recruitment and retention efforts even more difficult.

Environmental laws and regulations may expose us to liability and increase our costs.

As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing activities. The manufacturing of semiconductors involves the use of metals, solvents and other chemical substances that, if handled improperly, can cause damage to the environment or to the people working with them. Recently, there has been increased media scrutiny and reporting regarding a potential link between working in semiconductor manufacturing clean room environments and certain illnesses, primarily different types of cancers. Regulatory agencies and associations have begun to study the issue to see if any actual correlation exists. While we have monitored our employees using bio-monitoring programs since 1990, we cannot be certain that in the future no link between working in a clean room environment and certain illnesses will be established.

Our operations are subject to many environmental laws and regulations wherever we operate that govern, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and ground water contamination. A recent directive in the European Union known as Waste Electrical and Electronic Equipment Directive, or WEEE, imposes “take-back” obligations on manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment. The implementation of the WEEE directive has not been completed in most EU Countries and therefore the potential costs are not foreseeable. We have begun supplying WEEE-compliant products in the German market. The related cost impact is minor in Germany, but could be higher in other countries depending on their implementations of the directive.

The Registration, Evaluation and Authorization of Chemicals used in the European Union, or REACH Regulation, is a regulatory framework that concerns the registration, evaluation and authorization of certain chemicals. This regulatory framework came into effect in December 2006. While it has not been fully determined which chemicals will fall under these regulations, we believe the regulation is targeted towards chemical companies and industries in which significant volumes of chemicals are used. As we use very few chemicals whose volume exceeds 100 tons per year, we are classified as a “downstream user category II” under this legislation. Furthermore, this legislation contains a proposal to exempt companies who meet certain standards from the authorization process. Due to these uncertainties, we believe it is premature to estimate the potential costs this regulation could impose on us.

In 2006 a European directive on the Restriction of the use of Hazardous Substances, or RoHS, restricting the usage of lead-based and other chemicals and compounds in products went into effect and we were successful in limiting the cost impact of this new legislation upon our business. A similar set of rules has recently been implemented in the People’s Republic of China. These rules impose labeling requirements on all electronic information products, as defined in those rules, that are sold in the Chinese retail market. In addition, a self-

declaration containing details on the affected chemicals and compounds must be created and communicated within the supply chain. The future implementation obligations of this new law may impose additional costs upon our business or may have an effect on our ability to timely meet customer demand for our products in China.

Costs associated with future additional environmental compliance, with remediation obligations or the costs of litigation if claims were made with respect to damages resulting from our operations or the former operations of Infineon or Siemens at a site that we currently own or operate could have a material and adverse effect on our business, financial condition and results of operations. For a further description of environmental issues that we face, see “Our Business — Environmental Protection, Safety and Health.” For more information on our ongoing relationship with Infineon, see “Arrangements between Qimonda and the Infineon Group” and note 27 “Related Parties” to the combined and consolidated financial statements, and for more information on our ongoing relationship with Siemens see “Our Business — Relationship with Siemens” and note 27 “Related Parties” to the combined and consolidated financial statements appearing elsewhere in this prospectus.

Products that do not meet customer specifications or that contain, or are perceived to contain, defects or errors or that are otherwise incompatible with their intended end use could impose significant costs on us.

The design and production processes for memory products are highly complex. It is possible that we may produce products that do not meet customer specifications, contain or are perceived to contain defects or errors, or are otherwise incompatible with their intended uses. We may incur substantial costs in remedying such defects or errors, which could include material inventory write-downs. Moreover, if actual or perceived problems with nonconforming, defective or incompatible products occur after we have shipped the products, we might not only bear liability for providing replacements or otherwise compensating customers for damages incurred but could also suffer from long-term damage to our relationship with important customers or to our reputation in the industry generally. This could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire.

Our future success may depend in part on the acquisition of businesses or technologies intended to complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. Our ability to complete such transactions may be hindered by a number of factors, including potential difficulties in obtaining financing or in issuing our own securities as payment in acquisitions. In particular, as long as Infineon is our majority shareholder, it will have substantial control over our ability to incur certain debt or to issue equity, and may seek to limit any dilution of its interest in our company. In addition, we may wish to avoid any securities issuances that would dilute Infineon’s interest in our company below the levels that would trigger adverse consequences under any intellectual property licenses or other third-party agreements from which we benefit as a majority-owned subsidiary of Infineon.

Any acquisition that we do make would pose risks related to the integration of the new business or technology with our business. We cannot be certain that we will be able to achieve the benefits we expect from a particular acquisition or investment. Acquisitions may also strain our managerial and operational resources, as the challenge of managing new operations may divert our staff from monitoring and improving operations in our existing operations. Our business, financial condition and results of operations may be materially and adversely affected if we fail to coordinate our resources effectively to manage both our existing operations and any businesses we acquire.

We are subject to the risk of loss due to explosion and fire because some of the materials we use in our manufacturing processes are highly combustible.

We use highly combustible materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from explosion and fire which cannot be completely eliminated. Although we maintain comprehensive fire and casualty insurances, including insurance for loss of property and loss of profit resulting from business interruption, our insurance coverage may not be sufficient to cover all of our potential losses. If any of our fabs were to be damaged or cease operations as a result of an explosion and fire, it could reduce our manufacturing capacity and may cause us to lose important customers.

Risks related to our carve-out as a stand-alone company and our continuing relationship with Infineon

We have limited experience operating as an independent company.

Our company was formed as a wholly-owned subsidiary of Infineon in May 2004 as Invot AG. Substantially all of the assets and liabilities of the Memory Products segment of Infineon were contributed to our company on May 1, 2006. This excluded the Memory Products operations in Korea and Japan, which have since been transferred to us. Legal transfer of Infineon’s investment in AMTC and BAC is subject to approval by the other shareholders in the venture. Although we operated as a separate segment within the Infineon Group, we had no experience in conducting our operations on a stand-alone basis until May 2006. We may encounter operational, administrative and strategic difficulties as we adjust to operating as a stand-alone company, which may cause us to react more slowly than our competitors to market conditions, may divert our management’s attention from running our business or may otherwise harm our operations.

While we were, as a business within Infineon, indirectly subject to requirements to maintain an effective internal control environment, and Infineon, as a U.S. listed company, is currently in the process of ensuring that its own internal control procedures comply with the regulatory requirements, our management has been evaluating and continues to evaluate the applicability of those procedures to Qimonda in light of our new status as an independent company, and has been implementing necessary changes to those procedures to account for that status. We cannot guarantee that we will be able to do so in a timely and effective manner.

Our ability to operate our business effectively may suffer if we do not, quickly and cost-effectively, establish our own financial, administrative and other support functions in order to operate as a stand-alone company, and we cannot assure you that the transitional services Infineon has agreed to provide us will be sufficient for our needs.

Historically, we have relied on financial, administrative and other resources of Infineon to operate our business. In conjunction with our carve-out, we will need to create our own financial, administrative and other support systems or contract with third parties to replace Infineon’s systems, as well as the independent internal controls referred to above. We have entered into agreements with Infineon under which Infineon provides certain transitional services to us, including services related to information technology systems and financial and accounting services. See “Arrangements between Qimonda and the Infineon Group” for a description of these services. These services may not be sufficient to meet our needs, and, after these agreements with Infineon expire, we may not be able to replace these services at all or obtain these services at prices and on terms as favorable as we currently have. Any failure or significant downtime in our own financial or administrative systems or in Infineon’s financial or administrative systems during the transitional period could impact our results and prevent us from paying our suppliers and employees, executing foreign currency transactions or performing other administrative services on a timely basis and could materially harm our business, financial condition and results of operations.

Our pre-carve-out financial information may not be representative of our results as an independent company.

The combined financial information included in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference for periods prior to the legal carve-out of our company has been prepared on a carve-out basis. We have made numerous estimates, assumptions and allocations in our financial information because Infineon did not account for us, and we did not operate, as a single stand-alone business for any period prior to May 1, 2006. The historical financial information included in this prospectus for these periods does not reflect many significant changes that have occurred since we have begun to operate as a separate company. The primary categories of assumptions we have made relate to our allocation of expenses that could not be specifically identified as belonging to the Memory Products business.

Use of these assumptions and estimates means that the combined financial statements for periods prior to our carve-out presented in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference are likely not to be representative of what our financial condition, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Furthermore, the combined financial statements cannot be used to forecast or predict our future financial condition, results of operations or cash flows.

We may lose rights to intellectual property arrangements if Infineon’s ownership in our company drops below certain levels.

As a majority-owned subsidiary of Infineon, we are the beneficiary of some of Infineon’s intellectual property arrangements, including cross-licensing arrangements with other semiconductor companies and licenses from third parties of technology incorporated in our products and used to operate our business. We will no longer be a beneficiary under some of these agreements if Infineon’s direct or indirect equity ownership in our company no longer exceeds 50%. Infineon has pubilicly announced that it aims to reduce its stake in Qimonda to significantly below 50% by the time of Infineon’s Annual Shareholder Meeting in 2009, at the latest.

With Infineon’s support, we are engaged in negotiating assignments of existing agreements as well as our own agreements and arrangements with some third parties for intellectual property and technology that is important to our business and that was previously obtained through our relationship with Infineon. We may be unable to enter into these agreements successfully. If we do not successfully conclude such agreements and Infineon’s direct or indirect equity ownership of our company no longer exceeds 50%, we may be exposed to infringement claims or lose access to important intellectual property and technology. We may not then be able to obtain or renegotiate licensing arrangements or supply agreements on favorable terms or at all. Qimonda’s patent portfolio at the end of June 2007 included more than 19,480 patents and patent applications (representing more than 5,850 patent families) compared to more than 23,000 patents and patent applications remaining with Infineon at the time of the carve-out. This smaller patent portfolio may make it more difficult for us to negotiate third- party patent cross licenses on terms that are as favorable to us as those previously negotiated by Infineon, especially since partners under existing cross-license agreements with Infineon will generally be able to continue to use patents transferred to us as part of the carve-out under these agreements even after Infineon’s ownership in us no longer exceeds 50%. If as a result we were to infringe intellectual property rights of others or otherwise lose access to intellectual property or technology important in the conduct of our business, it could have a material and adverse effect on our business, financial condition and results of operations. We could, for example, be forced to agree to make substantially higher royalty payments to continue using that intellectual property or technology or, if we are unable to agree on licensing terms on our own, could have to cease manufacturing products that use that intellectual property or technology. For a detailed description of the intellectual property rights contributed to us and retained by Infineon and the circumstances under which our access to the rights retained by Infineon may be affected if we cease to be a controlled subsidiary of Infineon, see “Our Business — Intellectual Property.”

We may not be successful in establishing a brand identity.

We are still in the early stages of establishing our own brand identity. Prior to our carve-out, all memory products sold by the Infineon Group were sold under either the Infineon or AENEON® brand names. The Infineon and AENEON® brand names are well known by memory customers, suppliers and potential employees. We will need to expend significant time, effort and resources to continue to establish the Qimonda brand name in the marketplace. This effort may not be successful. If we are unsuccessful in establishing our brand identity, our business, financial condition or results of operations may be materially adversely affected. We have applied for protection of our Qimonda brand as a trademark, domain and company name, but may not be successful in actually gaining much protection in some jurisdictions.

We may face additional costs under our agreements with Infineon relating to Infineon’s 200mm fab in Dresden.

During our 2004 financial year, we transferred ownership of the entire 200mm fab in Dresden to Infineon’s Communications segment. We continue to own the newer 300mm fab and the research and development center in Dresden.

In April 2006, we entered into an agreement with Infineon for the production of wafers in the Dresden 200mm fab. Pursuant to the agreement, as amended in January 2007, Infineon has agreed to manufacture specified semiconductor memory products at the Dresden 200mm fab, using our manufacturing technologies and masks, and to sell them to us at prices specified in the agreement. These prices are based on the cost of manufacture. We are required under this agreement to pay for idle costs resulting from our purchasing fewer wafers from Infineon than agreed upon, if Infineon cannot otherwise utilize the capacity. We are also obliged to indemnify Infineon against any third party claims based on or related to any products manufactured for us under this agreement and against any intellectual property infringement claims related to the products covered by the agreement. In addition, we agreed to share equally with Infineon any potential restructuring costs that might be incurred in connection with the ramp-down of production in the Dresden 200mm fab if neither company can use that capacity. Restructuring costs may include severance payments and costs relating to lower levels of production in the Dresden 200mm fab. Although no restructuring plan has been established or is currently anticipated, these costs could be material and adversely affect our financial condition and results of operations. The agreement terminates on September 30, 2009.

We may experience increased costs resulting from a decrease in the purchasing power we have historically had as a segment of Infineon.

We have historically been able to take advantage of Infineon’s size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit services. Following our carve-out from Infineon, we are a smaller and less diversified company than Infineon. Although we anticipate that, while we are a majority-owned subsidiary of Infineon, we will be able to continue to take advantage of many of these benefits, we cannot guarantee that this will continue to be the case. As a separate, stand-alone company, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to the carve-out, which could have a material adverse effect on our business, financial condition and results of operations.

Our agreements with Infineon relating to our carve-out may be less favorable to us than similar agreements negotiated between unaffiliated third parties.

We entered into our contribution and related agreements with Infineon while we were a wholly owned subsidiary of Infineon, and they may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. Pursuant to our contribution agreement with Infineon, we agreed to indemnify Infineon for, among other things, liabilities arising from litigation and other contingencies related to our business such as guarantee commitments, and assumed these liabilities as part of our carve-out from Infineon. The allocation of assets and liabilities between Infineon and our company may not reflect the allocation that would have been reached by two unaffiliated parties.

Infineon will initially control the outcome of shareholder actions in our company, and may thereby limit our ability to obtain additional financing or make acquisitions.

Infineon currently holds, directly or indirectly an 85.9% equity interest in our company. Upon completion of this offering Infineon will hold, directly or indirectly a 78.6% equity interest in our company (or 77.5% if the underwriters exercise their overallotment option in full). If Infineon loans fewer than 10,000,000 ADSs to J.P. Morgan, Infineon will offer a higher number of ADSs for sale to the underwriters so that the size of the offering to which this prospectus supplement relates remains at 35,000,000 ADSs. In that case, the underwriters’ over-allotment option will be increased proportionally. For each 3.42 million ADSs Infineon sells to the underwriters rather than loans to J.P. Morgan, Infineon’s holding in our company will decrease an additional 1%. Infineon has publicly announced that it aims to reduce its stake in Qimonda to significantly below 50% by the time of Infineon’s Annual Shareholder Meeting in 2009, at the latest. Its equity shareholding gives it the power to control actions that require shareholder approval, including the election of the four shareholder representatives on our Supervisory Board, which appoints our Management Board.

Even if Infineon ceases to own or control more than 50% of our shares, for so long as it continues to have a substantial equity interest in our company it may, as a practical matter, be in a position to control many or all actions that require shareholder approval. Under German law, for so long as Infineon holds more than 25% of our shares, it will be in a position to block shareholder action on any capital increase or decrease, merger, consolidation, spin-off, sale or other transfer of all or substantially all of our assets, a change in the corporate form or business purpose of our company or the dissolution of our company.

Significant corporate actions, including the incurrence of material indebtedness or the issuance of a material amount of equity securities, may require the consent of our shareholders. Infineon might oppose any action that would dilute its equity interest in our company, and may be unable or unwilling to participate in a future financing of our company. Infineon, as our majority shareholder, could block any such action and thereby materially harm our business or prospects.

We may have conflicts of interest with Infineon and, because of Infineon’s controlling ownership interest in our company, may not be able to resolve such conflicts on favorable terms for us.

Conflicts of interest may arise between Infineon and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•	Indemnification arrangements in connection with our carve-out from Infineon. We have agreed to indemnify Infineon with respect to lawsuits and other matters as part of our carve-out from Infineon. These indemnification arrangements could result in us having interests that are adverse to those of Infineon, for example different interests with respect to settlement arrangements in a litigation matter. In addition, under these arrangements, we agreed to reimburse Infineon for liabilities incurred (including legal defense costs) in connection with certain litigation, while Infineon will be the party prosecuting or defending the litigation.

•	Employee recruiting and retention. Because we operate in many of the same geographical areas, we expect to compete with Infineon in the hiring and retention of employees, in particular with respect to highly-skilled technical employees. We have no agreement with Infineon that would restrict either Infineon or us from hiring any of the other’s employees.

•	Members of our Supervisory Board and Management Board may have conflicts of interest. Certain members of our Supervisory Board and Management Board own shares in Infineon or options to purchase Infineon shares. In addition, Peter Fischl, a member of our Supervisory Board, is the Chief Financial Officer of Infineon and a member of its Management Board. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Infineon and us, even though these persons owe a duty of loyalty to take into account only our interests.

•	Sale of shares in our company. Infineon may decide to sell all or a portion of the shares that it holds in us to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of certain of our stakeholders, including our employees or our public shareholders.

•	Allocation of business opportunities. Business opportunities may arise that both we and Infineon find attractive, and which would complement our respective businesses. Infineon may decide to take the opportunities itself, which would prevent us from taking advantage of the opportunity ourselves.

Although our company is an independent entity, we expect to operate for as long as Infineon is our majority shareholder as a part of the Infineon Group. Infineon may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Infineon’s decisions with respect to us or our business may be resolved in ways that favor Infineon and therefore Infineon’s own shareholders, which may not coincide with the interests of our company’s other shareholders. We may not be able to resolve any potential conflicts and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

Third parties may seek to hold us responsible for liabilities of Infineon that we did not assume in the contribution agreement.

Pursuant to the contribution agreement we entered into with Infineon, Infineon agreed to retain all of its liabilities that we do not expressly assume under that agreement. Liabilities we expressly assumed include those arising out of legal matters that relate to the business that was transferred to us at the time of our carve-out. See “Our Business — Legal Matters” for a description of the relevant indemnification provisions.

Third parties may seek to hold us responsible for Infineon’s retained liabilities. Under the contribution agreement, Infineon agreed to indemnify us for claims and losses relating to these retained liabilities. However, if those liabilities are significant and we are ultimately held liable for them, we might not be able to recover the full amount of our losses from Infineon.

We may experience difficulty in separating our assets and resources from Infineon.

We may face difficulty in completing the final steps in the separation of our assets and resources from Infineon’s assets and resources. In particular, we may experience additional costs and delay in finalizing the transfers to us of our interest in AMTC and BAC. Our business, financial condition and results of operations could be harmed if we incur unexpected costs in completing the separation.

Risks related to the securities markets and ownership of our shares or ADSs

Sales of substantial numbers of shares or ADSs in the public market could adversely affect the market price of our securities.

Prior to completion of this offering, Infineon holds, directly or indirectly, an 85.9% equity interest in our company. Upon completion of this offering, Infineon will remain our largest shareholder, with a direct and indirect equity interest in our company of 78.6% (or 77.5% if the overallotment option is exercised in full). Infineon may deliver up to 5% of our equity (based on our current number of shares outstanding) upon exercise by investors in the exchangeable notes Infineon Investment is offering simultaneously with this offering of their rights to receive Qimonda shares. If Infineon loans fewer than 10,000,000 ADSs to J.P. Morgan, Infineon will offer a higher number of ADSs for sale to the underwriters so that the size of the offering to which this prospectus supplement relates remains at 35,000,000 ADSs. In that case, the underwriters’ over-allotment option will be increased proportionally. For each 3.42 million ADSs Infineon sells to the underwriters rather than loans to J.P. Morgan, Infineon’s holding in our company will decrease an additional 1%. Infineon has publicly announced that it aims to reduce its stake in Qimonda to significantly below 50% by the time of Infineon’s Annual Shareholders Meeting in 2009, at the latest. Infineon and Infineon Investment have also agreed, with some exceptions, not to sell or transfer any of the remaining shares it holds after this offering until 60 days after the date of this prospectus. The underwriters may, however, waive this restriction in their discretion. However, sales of substantial numbers of the shares of our company by Infineon, either in the public market or in private transactions, or the perception that such sales may occur, could adversely affect the market price of the shares and ADSs and could adversely affect our ability to raise capital through subsequent offerings of equity or equity-related securities.

The price of our ADSs may be subject to wide fluctuations.

The trading price of our ADSs may fluctuate widely and may fall below the price at which ADSs were sold in our IPO or below our net asset value. Among the factors that could affect the price of our ADSs are the risk factors described in this section and other factors, including:

•	the volatility of DRAM prices and therefore of our revenues;

•	changes in market valuations of technology companies in general and memory product companies in particular;

•	variations in our operating results;

•	changes in demand for, and supply of, our products;

•	technological changes that hurt our competitive position;

•	unfavorable developments in litigation or governmental investigations in which we are involved;

•	strategic moves by us or our competitors, such as acquisitions or restructurings;

•	failure of our quarterly operating results to meet market expectations;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts;

•	review of the long-term values of our assets, which could lead to impairment charges that could reduce our earnings; and

•	general market conditions.

Stock markets have experienced extreme volatility in recent years that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our securities.

Exchange rate fluctuations may reduce the amount of U.S. dollars you receive in respect of dividends or other distributions in respect of your ADSs.

Exchange rate fluctuations will affect the amount of U.S. dollars our shareholders receive upon the payment of cash dividends or other distributions paid in euro, if any. Therefore, such fluctuations could also adversely affect the value of our ADSs, and, in turn, adversely affect the U.S. dollar proceeds holders receive from the sale of our ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

If the depositary is unable to sell the rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by our ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our common shares, the depositary will, as soon as practicable thereafter, fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, the depositary shall distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by us, (ii) a statement that such holder will be entitled to give the depositary instructions and a statement that such holder may be deemed, if we have appointed a proxy bank as set forth in the deposit agreement, to have instructed the depositary to give a proxy to the proxy bank to vote the ordinary shares underlying the ADSs in accordance with the recommendations of the proxy bank and (iii) a statement as to the manner in which instructions may be given by the holders.

You may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote, unless you withdraw our ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If we ask for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot guarantee you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

Under the deposit agreement for the ADS, we may choose to appoint a proxy bank. In this event, the depositary will receive a proxy which will be given to the proxy bank to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote in a timely fashion and in the manner specified by the depositary.

The effect of this proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, and it may make it more difficult for shareholders to influence the management of our company, which could adversely affect your interests. Holders of our ordinary shares are not subject to this proxy.

You may not receive distributions on our ordinary shares represented by our ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs, which may be evidenced by ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law or government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The rights of shareholders in German companies differ in material respects from the rights of shareholders of corporations incorporated in the United States.

Our company is incorporated in Germany, and the rights of our shareholders are governed by German law, which differs in many respects from the laws governing corporations incorporated in the United States. For example, individual shareholders in German companies do not have standing to initiate a shareholder derivative action, either in Germany or elsewhere, including the United States unless they meet thresholds set forth under German corporate law. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. See “Description of American Depositary Shares” in the accompanying prospectus.

It may be difficult for you to bring any action or enforce any judgment obtained in the United States against our company or members of our Supervisory Board or Management Board, which may limit the remedies otherwise available to our shareholders.

Our company is incorporated in Germany and the majority of our assets are located outside the United States. In addition, most of the members of our Supervisory Board, Management Board and other senior management, named in this prospectus, are nationals and residents of Germany. Most or all of the assets of these individuals are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe your rights have been infringed under the securities laws or otherwise. In addition, a German court may prevent you from enforcing a judgment of a United States court against us or these individuals based on the securities law of the United States or any state thereof. A German court may not allow you to bring an action in Germany against us or these individuals based on the securities laws of the United States or any state thereof. See “Enforcing Civil Liabilities” in the accompanying prospectus.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of our ADSs appreciates.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future. No earnings were available for distribution as a dividend for the 2006 financial year, since Qimonda AG, on a stand alone basis, as parent company, incurred a cumulative loss (Bilanzverlust) as of September 30, 2006, despite our consolidated profit for the financial year. Any determination by our Supervisory and Management Boards to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. Accordingly, if the price of our ADSs falls in the foreseeable future, you will lose money on your investment, without the likelihood that this loss will be offset in part or at all by cash dividends.

The effect of the loan of our ADSs pursuant to the ADS Lending Agreement, any exercise of the exchange rights under the exchangeable notes Infineon Investment is offering simultaneously with this offering or any sales of our ADSs in short sale transactions by the purchasers of the exchangeable notes may have a negative effect on the market price of our ADSs. In addition, purchases of ADSs in connection with the termination of the ADS Lending Agreement may result in a temporary increase in the market price of our ADSs during the loan unwind period.

Infineon has agreed pursuant to the ADS Lending Agreement to lend to J.P. Morgan up to 10,000,000 of the ADSs that are being offered pursuant to this prospectus supplement. In addition, Infineon Investment is simultaneously offering notes outside the United States, in sales it has advised us are exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to Regulation S thereunder, that are exchangeable, at specified times until August 31, 2010, into ADSs to be issued in exchange for shares in our company currently held by Infineon. We have been advised by J.P. Morgan that, in connection with the offering of the exchangeable notes, its affiliate intends to facilitate the establishment by the exchangeable note investors of hedged positions in the exchangeable notes through the entry into privately negotiated derivative transactions with those investors. The increase in the number of our ADSs outstanding upon exchanges of the exchangeable notes could have a negative effect on the market price of our ADSs. The market price of our ADSs also could be negatively affected by other short sales of our ADSs by or on behalf of the purchasers of the exchangeable notes to hedge their investment in the exchangeable notes. In addition, purchases of ADSs in connection with the termination of the ADS Lending Agreement may result in a temporary increase in the market price of our ADSs during the loan unwind period.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our combined and consolidated financial statements are prepared in accordance with U.S. GAAP and expressed in euro, the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union (EMU) of the Treaty Establishing the European Community, as amended from time to time. In this prospectus supplement, references to “euro” or “€” are to euro and references to “U.S. $” or “$” are to U.S. dollars. In this prospectus supplement, for convenience only, we have translated the euro amounts reflected in our combined and consolidated financial statements as of and for the financial year ended September 30, 2006 into U.S. dollars at the rate of €1.00 = $1.2687, the noon buying rate of the Federal Reserve Bank of New York for euro on September 29, 2006, the last currency trading day in September 2006, and we have translated the euro amounts reflected in our combined and consolidated financial statements as of and for the nine months ended June 30, 2007 into U.S. dollars at the rate of €1.00 = $1.3520, the noon buying rate of the Federal Reserve Bank of New York for euro on June 29, 2007, the last currency trading day in June 2007. You should not assume that, on these or on any other dates, one could have converted these amounts of euros into dollars at these or any other exchange rates. The noon buying rate of the Federal Reserve Bank of New York for euro was $1.3794 on September 10, 2007. Unless otherwise specified, we have used this rate for translations related to this offering which are calculated in this prospectus supplement.

Our financial year ends on September 30 of each year. References to any financial year refer to the year ended September 30 of the calendar year specified.

This prospectus supplement contains market data that have been prepared or reported by Gartner Inc. (Gartner), International Data Corporation (IDC), iSuppli Corporation (iSuppli) and World Semiconductor Trade Statistics (WSTS).

The trademarks Qimondatm, TwinFlash®, AENEON® and RLDRAM® have been assigned to us by Infineon in connection with our carve-out. Pursuant to a co-development agreement between Infineon and Micron Technology, Inc., Micron has trademark rights to CellularRAM® used on or in connection with products sold inside the United States, whereas Infineon has those rights with respect to products sold outside the United States. All other trademarks, trade names or service marks appearing in this prospectus supplement are the property of their respective owners.

Figures presented in tabular format may not add up to 100% due to rounding.

Special terms used in the semiconductor industry are defined in the glossary.

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS AND MARKET DATA

This prospectus supplement, the accompanying prospectus and the documents incorporated by refererence, including particularly the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “The Semiconductor Memory Industry” and “Our Business” contains forward-looking statements. These forward-looking statements include statements regarding our financial position; our expectations concerning future operations, margins, profitability, liquidity and capital resources; our business strategy and other plans and objectives for future operations; and all other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “thinks”, “estimates”, “seeks”, “predicts”, “potential”, and similar expressions. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include those listed under “Risk Factors” and elsewhere in this prospectus. Those factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements. As you read and consider this prospectus supplement, the accompanying prospectus and the documents incorporated by refererence, you should carefully understand that the forward-looking statements are not guarantees of performance or results.

These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. Except for any ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

In addition, this prospectus contains information concerning the semiconductor memory products market generally and the DRAM market in particular, that is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor market and the DRAM market in particular will develop. These assumptions have been derived from independent market research and industry reports referred to in this prospectus. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above.

If any of the assumptions regarding the market are incorrect, actual market results may differ from those predicted. Although we do not know what impact any such differences may have on our business, our future results of operations and financial condition and the market price of our ADSs may be materially adversely affected.

SHARE PRICE

ADSs representing our company’s shares have traded on the New York Stock Exchange since August 9, 2006. The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the New York Stock Exchange:

	Price per ADS in
	U.S. dollars
	High	Low

August 2006 (beginning August 9)	$16.28	$13.54
September 2006	$17.91	$15.90
October 2006	$17.05	$13.95
November 2006	$18.85	$14.11
December 2006	$18.65	$17.00
January 2007	$17.45	$15.17
February 2007	$15.60	$14.45
March 2007	$14.93	$13.81
April 2007	$15.68	$14.09
May 2007	$15.16	$14.14
June 2007	$17.00	$14.94
July 2007	$17.04	$14.80
August 2007	$14.81	$12.20
September 2007 (through September 10, 2007)	$13.42	$12.65

On September 10, 2007, the closing sales price per ADS on the New York Stock Exchange was $12.87.

DIVIDEND POLICY

We have not declared any cash dividends on our ordinary shares and have no present intention to pay dividends on our ordinary shares in the foreseeable future. Any determination by our Supervisory and Management Boards to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. We may also become subject to debt instruments or other agreements that limit our ability to pay dividends.

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to our shareholders is based on the level of earnings (Bilanzgewinn) of the parent company, Qimonda AG, as determined in accordance with the German Commercial Code. All dividends must be approved by shareholders. No earnings are available for distribution as a dividend for the 2006 financial year, since Qimonda AG, on a standalone basis, as the parent company, incurred a cumulative loss (Bilanzverlust) as of September 30, 2006 despite our consolidated profit for the financial year.

All of the shares represented by ADSs offered by this prospectus supplement and the accompanying prospectus will have the same dividend rights as all of our other outstanding shares. Any distribution of dividends jointly proposed by our Management and Supervisory Boards requires the approval of our shareholders in a general meeting. The section “Articles of Association — Dividend Rights” explains in more detail the procedures we must follow and the German law provisions that determine whether we are entitled to declare a dividend.

For information regarding the German withholding tax applicable to dividends and related United States refund procedures, see “Taxation — German Taxation”.

EXCHANGE RATES

Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of our ADSs on conversion of dividends, if any, paid in euro on the ordinary shares and will affect the U.S. dollar price of our ADSs on the New York Stock Exchange. In addition, to enable you to ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows the average exchange rates of U.S. dollars per euro for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the euro on the last business day of each month during the period indicated.

Average exchange rates of the U.S. dollar per euro

Financial year	Average

2002	0.9208
2003	1.0919
2004	1.2199
2005	1.2727
2006	1.2361
2007 (through September 10, 2007)	1.3384

The table below shows the high and low Federal Reserve noon buying rates for euro in U.S. dollars per euro for each month from August 2006 through September 10, 2007:

Recent high and low exchange rates of the U.S. dollar per euro

	High	Low

August 2006	1.2914	1.2735
September 2006	1.2833	1.2648
October 2006	1.2773	1.2502
November 2006	1.3261	1.2705
December 2006	1.3327	1.3073
January 2007	1.3286	1.2904
February 2007	1.3246	1.2933
March 2007	1.3374	1.3094
April 2007	1.3660	1.3363
May 2007	1.3616	1.3419
June 2007	1.3526	1.3295
July 2007	1.3831	1.3592
August 2007	1.3808	1.3402
September 2007 (through September 10, 2007)	1.3794	1.3606

The noon buying rate on September 10, 2007 was €1.00 = $1.3794.

CAPITALIZATION

The following table sets forth our actual consolidated capitalization as of June 30, 2007. You should read this table in conjunction with “Selected Combined and Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed combined and consolidated financial statements and related notes included elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by refererence.

As of June 30, 2007
(in millions)

Current maturities of long-term debt(1)	21

Total short-term debt and current maturities	21

Long-term debt(1)	128

Shareholders’ equity:
Ordinary share capital	684
Additional paid-in capital	3,113
Retained earnings	240
Accumulated other comprehensive loss	(229)

Total shareholders’ equity	3,808

Total capitalization	€3,936

(1)	As of June 30, 2007, we had a €124 million project-related term loan for our production facility in Portugal, of which €21 is classified as current maturity, as it is payable in March 2008, and a €25 million note payable to a government entity in connection with our Richmond plant. Both loans are unsecured. The term loan is unguaranteed.

Our capitalization will remain unaffected upon completion of this offering, as we will not receive any proceeds from any part of the offering being made by this prospectus supplement.

ADS LENDING AGREEMENT; SIMULTANEOUS OFFERING OF EXCHANGEABLE NOTES

Simultaneously with this offering of ADSs Infineon Investment, which is an affiliate of Infineon, is offering €           million in aggregate principal amount at maturity of notes exchangeable into Qimonda ADSs by means of a separate offering being made outside of the United States in transactions it advises us are not subject to registration under the Securities Act of 1933, as amended, pursuant to Regulation S thereunder. We are not offering any of these exchangeable notes, and no one is offering those notes, by means of this or any other document in the United States.

To make the purchase of exchangeable notes more attractive to those non-U.S. prospective investors, Infineon has entered into the ADS Lending Agreement with J.P. Morgan under which Infineon has agreed to loan to J.P. Morgan 10,000,000 ADSs (representing ADSs with an aggregate offering price of $          ) for a period beginning on the date on which the ADSs being offered in this prospectus supplement are delivered to investors. The loan will end on the 3rd business day after notice that 80% of the principal amount of the exchangeable notes has ceased to be outstanding as a result of exchange, repurchase or redemption or, if earlier, in full or in part on 14 days’ prior notice if the aggregate share of the voting rights in Qimonda beneficially owned by Infineon has fallen below 55% and our public float (as described and defined in the ADS Lending Agreement) is sufficiently high or in part, down to a level of outstanding loan that is in increments of 1 million shares calculated by reference to that measure of public float.

Under the ADS Lending Agreement, J.P. Morgan and its affiliate are permitted to use the borrowed ADSs only for the purpose of directly or indirectly facilitating the sale of the exchangeable notes and the hedging of the exchangeable notes by or on behalf of the holders of those notes.

The ADS loan under the ADS Lending Agreement will also terminate and the borrowed ADSs must be returned to Infineon under the following circumstances:

•	J.P. Morgan may terminate all or any portion of the loan at any time.

•	Either party may terminate any or all of the outstanding loans upon default by the other party under the ADS Lending Agreement.

•	The ADS loan terminates automatically on the occurrence of specified bankruptcy-related events relating to either party.

In addition, when noteholders exchange their notes, a number of ADSs must be returned to Infineon based on the relationship between the volume of the loan and the volume of underlying ADSs. Borrowed ADSs returned to Infineon cannot be reborrowed.

The holders of the borrowed ADSs will have all of the rights of a holder of our outstanding ADSs, including the right, through the ADS depositary, to vote on all matters on which our ADSs holders have a right to vote and the right, though the ADS depositary, to receive any dividends or other distributions that we may pay or make on our outstanding shares.

J.P. Morgan Securities Inc. as agent for one of its affiliates is offering for sale pursuant to this prospectus supplement the entire amount of Loaned ADSs it is entitled to borrow under the ADS Lending Agreement. J.P. Morgan has advised us that its affiliate intends to use the proceeds from the sale of these ADSs to facilitate the establishment by or on behalf of the exchangeable note investors of hedged positions in the exchangeable notes through the entry into privately negotiated derivative transactions with those investors.

The existence of the ADS Lending Agreement and the short positions established in connection with the sale of the exchangeable notes could have the effect of causing the market price of our ADSs to be lower over the term of the ADS Lending Agreement than it would have been had Infineon not entered into the agreement. However, the purchase of ADSs in connection with the termination of any portion of the ADS Lending Agreement may result in a temporary increase in the market price of our ADSs during the loan unwind period. See “Risk Factors — Risks related to the securities markets and ownership of our shares or ADSs — The effect of the issuance of our ADSs pursuant to the ADS Lending Agreement and upon exercises of the exchange rights under the exchangeable notes Infineon is offering simultaneously with this offering, including sales of our ADSs in short sale transactions by the purchasers of the exchangeable notes, may have a negative affect on the market price of our ADSs.”

SELECTED COMBINED AND CONSOLIDATED FINANCIAL DATA

The following table presents summary historical combined and consolidated financial data for the periods indicated. We derived the selected combined and consolidated financial data as of and for the years ended September 30, 2004, 2005 and 2006 from our combined and consolidated financial statements for those years. These combined and consolidated financial statements have been audited by our independent registered public accounting firm, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, whom we refer to as KPMG, and are included elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by refererence. We derived the selected combined financial data as of and for the year ended September 30, 2003 from our unaudited combined financial statements for that year. We derived the selected consolidated financial data as of and for the nine months ended June 30, 2006 and 2007 from our unaudited condensed combined and consolidated financial statements for those periods. These unaudited condensed combined and consolidated financial statements are included elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by refererence. In the opinion of our management, these unaudited condensed combined and consolidated financial statements include all adjustments necessary to present fairly the financial information for the periods they represent.

We have been a segment of Infineon for all of the periods indicated. Infineon did not allocate most non-operating financial statement line items among its segments during the periods prior to our carve-out from Infineon. We have not prepared complete selected combined financial data reflecting these items as of and for the financial year ended September 30, 2002 because of the significant cost and effort involved with properly preparing, compiling and verifying all the financial information needed to present our complete results of operations and financial position as a stand-alone company for periods so long ago. We derived the selected financial data for the financial year ended September 30, 2002 from Infineon’s reported data of its Memory Products segment for that period. This financial data was prepared in accordance with U.S. GAAP and on a basis consistent with the financial data for the later periods we have presented. Infineon contributed our business to our company on May 1, 2006. We refer to this contribution as our carve-out. Our combined financial information for all periods before the date of our carve-out from Infineon may not be representative of what our results would have been had we been a stand-alone company during any of those periods. In addition, historical results are not necessarily indicative of the results that you may expect for any future period.

In particular, the combined financial statements do not reflect estimates of one-time and ongoing incremental costs required for us to operate as a separate company. Infineon allocated to our company costs it incurred relating to research and development, logistics, purchasing, selling, information technology, employee benefits, general corporate functions and other costs. General corporate functions include accounting, treasury, tax, legal, executive oversight, human resources and other services. These and other allocated costs totaled €387 million for our 2004 financial year, €305 million for our 2005 financial year and €203 million before the carve-out for our 2006 financial year. Following our carve-out from Infineon, we are responsible for substantially all of these items, subject to Infineon’s continued provision of some of these services pursuant to service agreements. These agreements are described in “Arrangements between Qimonda and the Infineon Group”. As a result, costs are no longer allocated after the carve-out, but rather charged on the basis of these arrangements. Had we been incurring these costs directly during these periods before the carve-out, they may have been materially different than the allocated amounts in the combined financial statements.

	As of and for the financial year ended September 30,						As of and for the nine months ended June 30,
	2002	2003	2004	2005	2006	2006(2)	2006	2007	2007(3)
	(Unaudited)(1)	(Unaudited)				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(in millions, except share and per share data)

Summary Combined and Consolidated Statement of Operations data:
Net sales	€1,971	€2,544	€3,008	€2,825	€3,815	$4,840	€2,583	€2,897	$3,917
Cost of goods sold	2,106	2,090	2,063	2,164	3,048	3,867	2,158	2,572	3,477

Gross (loss) profit	(135)	454	945	661	767	973	425	325	440
Research and development expenses	311	298	347	390	433	549	325	291	393
Selling, general and administrative expenses	179	209	232	206	215	273	161	140	189
Restructuring charges	7	3	2	1	—	—	—	—
Other operating (income) expenses, net	(6)	16	194	13	60	76	(13)	7	9

Operating (loss) income	(626)	(72)	170	51	59	75	(74)	(99)	(133)
Interest (expense) income, net		(35)	(30)	(7)	(25)	(32)	(22)	4	5
Equity in earnings (losses) of associated companies		22	(16)	45	80	102	38	103	139
Gain (loss) on associated company share issuance		(2)	2	—	72	92	—	—	—
Other non-operating income (expense), net		56	(11)	13	8	10	9	12	16
Minority interests		11	17	2	(6)	(8)	(5)	(4)	(5)

Income (loss) before income taxes		(20)	132	104	188	239	(24)	16	22
Income tax expense		(55)	(211)	(86)	(114)	(145)	(58)	0	0

Net (loss) income		€(75)	€(79)	€18	€74	$94	€(82)	€16	$22

Net (loss) income per share and ADS (unaudited)(4):
Basic and diluted		€(0.25)	€(0.26)	€0.06	€0.24	$0.30	€(0.27)	€0.05	$0.07
Number of shares used in earnings per share computation(4):
Basic (in thousands)		300,000	300,000	300,000	305,984	305,984	300,000	342,000	342,000
Diluted (in thousands)		300,000	300,000	300,000	305,984	305,984	300,000	342,000	342,000
Summary Combined and Consolidated Balance Sheet data:
Cash and cash equivalents		€544	€577	€632	€932	$1,182	€438	€629	$850
Marketable securities		23	2	—	138	175	170	263	356
Working capital, net(5)		787	78	437	1,328	1,684	733	1,079	1,459
Total assets		4,634	4,750	4,861	5,861	7,436	5,262	5,364	7,252
Short-term debt, including current portion of long-term debt		51	551	524	344	435	451	21	28
Long-term debt, excluding current portion		516	27	108	151	192	151	128	174
Business/shareholders’ equity		2,736	2,779	2,967	3,871	4,911	3,341	3,808	5,148
Summary Combined and Consolidated Cash Flow data:
Net cash provided by operating activities		€300	€693	€483	€297	$377	€61	€769	$1,039
Net cash used in investing Activities		(242)	(1,048)	(971)	(772)	(981)	(725)	(724)	(978)
Depreciation and amortization		815	752	528	703	892	524	496	671

(1)	Figures for 2002, other than those provided, are not available without undue effort to properly prepare, compile and verify all the financial information needed to present the complete results of operations and financial position as a stand-alone company for periods so long ago.

(2)	Translated into U.S. dollars solely for convenience of the reader at the rate of €1.00 = $1.2687, the noon buying rate of the Federal Reserve Bank of New York for euro on September 29, 2006, the last currency trading day in September 2006.

(3)	Translated into U.S. dollars solely for convenience of the reader at the rate of €1.00 = $1.3520, the noon buying rate of the Federal Reserve Bank of New York for euro on June 29, 2007, the last currency trading day in June 2007.

(4)	Before the carve-out, the Memory Products business was wholly owned by Infineon, and there were no earnings (loss) per share for our company. Following the carve-out, earnings (loss) per share reflects the contributed capital structure and the additions due to the IPO for all periods presented. For presentation purposes, we used the number of shares outstanding at the carve-out date for the presentation of earnings (loss) per share for periods prior to our carve-out.

(5)	Calculated by subtracting current liabilities from current assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with, our audited combined and consolidated financial statements as of and for the years ended September 30, 2004, 2005 and 2006, our unaudited condensed combined and consolidated financial statements as of and for the nine months ended June 30, 2006 and 2007 and the accompanying notes and the other financial information included elsewhere in this prospectus supplement, accompanying prospectus and the documents incorporated by reference. We have prepared our combined and consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

This discussion and analysis of our financial condition and results of operations contains forward-looking statements. Statements that are not statements of historical fact, including expressions of our beliefs and expectations, are forward-looking in nature and are based on current plans, estimates and projections. Forward-looking statements are applicable only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the headings “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Market Data”.

Executive Summary

Effective May 1, 2006, Infineon contributed substantially all of the assets, liabilities, operations and activities, as well as the employees, of its former Memory Products segment to us. On August 9, 2006 we completed our IPO on the New York Stock Exchange through the issuance of 42 million ordinary shares, which are traded as American Depositary Shares (ADSs) under the symbol QI. We used the offering proceeds of €415 million, net of offering costs and tax benefits thereon, to finance investments in our manufacturing facilities and for research and development. In addition, Infineon sold 6.3 million shares upon exercise of the underwriters’ over-allotment option, which reduced its shareholding in our company to 85.9%.

Our financial performance in our financial years ended September 30, 2005 and 2006 and in the nine months ended June 30, 2007, as shown by the combined and consolidated financial statements we prepared in connection with the carve-out and our consolidated financial statements since the carve-out, demonstrated important elements of the strategy we are adopting in response to developments in our industry.

Compared to the 2005 financial year, we accelerated the growth of the volume of memory we sold, based on bits of data storage (which we refer to as our bit shipments), during our 2006 financial year mainly due to the ramp-up of additional capacities and increased sourcing of chips from our foundry partners. As a consequence, we achieved bit shipment growth of 79% in the 2006 financial year, which was well above the market growth rate of 43%, as reported by WSTS, thereby increasing our market share in the DRAM market. The trend to higher bit shipments continued during the first nine months of 2007, with stronger than expected bit growth in the PC market. During our 2006 financial year we accelerated the shift of our product mix towards the relatively higher priced graphics, mobile and infrastructure DRAM products. Although DRAM products for PC applications accounted for a larger proportion of our bit shipments in the first nine months of 2007 than in the fourth quarter of the financial year ended September 30, 2006 due to seasonality in the consumer and infrastructure markets and the strong growth in the PC market, the share of our bit shipments to non-PC applications remained above 50% for the period. While our average selling prices declined overall, the general shift in our product mix towards DRAMs for non-PC applications caused this decline to be smaller than it would have been had our product mix remained unchanged from several years ago. Our average per-megabit selling prices (expressed in U.S. dollars) were 20% lower in the 2006 financial year than in the 2005 financial year. In our 2005 financial year this decline was 27% compared to our 2004 financial year. These price declines were offset by significantly higher bit shipments, which led to the strong improvement in our net sales in our 2006 financial year. Our average selling prices declined 17% during the nine months ended June 30, 2007 compared with the corresponding period one year earlier, due to a significant deterioration of average selling prices in the last six months of the period in the current financial year. Whereas in our 2005 financial year the depreciation of the U.S. dollar against the euro exacerbated the effects of these price declines, in our 2006 financial year, the U.S. dollar gained slightly against the euro, which had a positive effect on our net sales. The resumed depreciation of the U.S. dollar against the euro in the first nine months of the 2007 financial year again had a negative effect on our net sales.

Despite the continuous price pressure, we were able to retain positive operating income in our 2005 and 2006 financial years and in the first six months of our 2007 financial year as we focused on our strategic direction. However, for the nine months ended June 30, 2007, we incurred an operating loss due to the significant price decline for DRAM products in the second and third quarter of our 2007 financial year. We increased the share of our production based on 300mm wafers to approximately 73% in the first nine months of the 2007 financial year and enhanced our productivity in other ways, primarily through conversion of capacities to the 110nm process node in the 2005 financial year and to the 90nm process node in the 2006 financial year. Late in the 2006 financial year and also early in the 2007 financial year, we began commercial production based on the 75nm and 80nm nodes, respectively, and have continued these conversions in the current financial year. Our net income was €74 million in our 2006 financial year, compared to €18 million in our 2005 financial year and a net loss of €79 million in the 2004 financial year. Our net income was €16 million in the nine months ended June 30, 2007 compared to a net loss of €82 million in the nine months ended June 30, 2006.

During the first three months of the 2006 financial year the DRAM market experienced a very substantial price decline in DDR2 DRAM products due to a mismatch between the high volume of DDR2 memories being produced and other semiconductor manufacturers’ lower supply of logic chipsets compatible with them. This led to a significant loss in the first quarter. However, the market situation improved markedly in the months thereafter. Combined with the effects described above, our increasing proportion of higher priced products resulted in improved profitability, especially in the fourth quarter. Consequently, we ended the 2006 financial year with substantially higher sales and net income than we generated in our 2005 financial year.

The average “spot” market price for 512Mb DRAM as reported by DRAMeXchange fell from $6.36 on December 29, 2006 to $1.70 on May 22, 2007, a drop of 73.3% in less than five months. We believe that a part of this price decline, especially towards the end of March 2007, was driven by seasonal demand weakness, the effects of an earlier build-up of inventories at original equipment manufacturers (OEMs) ahead of the introduction of the new Windows Vista computer operating system and capacity conversions from NAND to DRAM by some competitors, following severe price erosion in the NAND flash area. During the three months ended June 30, 2007, the price decline continued and was amplified by strong DRAM output growth across the industry, driven, we believe, mostly by capacity increases and technology conversions to more efficient technologies. Although prices for DRAM products improved slightly in July 2007 as compared to June 2007, in August 2007 prices resumed the decline that has characterized the calendar year to date.

We generated significant amounts of cash from operations in the first nine months of our 2007 financial year. We invested this cash together with proceeds from our IPO in our manufacturing facilities, as we continued our migration to 300mm wafers and the 90nm, 80nm and 75nm process nodes and repaid the remainder of our outstanding debt to Infineon.

Overview

Business Overview

We are one of the world’s leading suppliers of semiconductor memory products. We design semiconductor memory technologies and develop, manufacture, market and sell a large variety of semiconductor memory products on a chip, component and module level. For the full calendar year 2006, we were the world’s third largest supplier of DRAM by revenue and bit shipments, with a market share of approximately 16%, according to Gartner. For the first half of the 2007 calendar year, we remained the third largest supplier of DRAM by revenue and were the fourth largest supplier of DRAM by bit shipments with market shares of approximately 13% according to Gartner’s report in September 2007. In each of the past five calendar years, we captured between 12% and 16% of the worldwide DRAM market based on revenues, according to Gartner. In each of those five years, we remained among the four largest DRAM suppliers worldwide based on revenues.

Our principal products are DRAM components and modules for use in a wide variety of electronic products. In our 2006 financial year 47% of our net sales were of standard DRAMs for use in PC, notebook and workstation applications and 50% were of DRAM products for more advanced infrastructure applications and graphics, mobile and consumer DRAMs. Flash memory, other products and licensing revenue accounted for the remaining 3%. In our financial year ended September 30, 2005, 51% of our net sales were of standard DRAMs for use in PC, notebook and workstation applications, 38% were of DRAM products for more advanced infrastructure applications and graphics, mobile and consumer DRAMs and flash memory, other products and licensing revenues accounted for the remaining 11%. In the nine months ended June 30, 2007, 40% of our net sales were of standard DRAMs for use in PC notebook and workstation applications and 59% were of DRAM products for more advanced infrastructure applications and graphics, mobile and consumer DRAMs. Flash memory, other products and licensing revenue accounted for about 1% of our net sales. For the financial year ended September 30, 2006, our net sales were €3,815 million, our EBIT was €213 million and our net income was €74 million. For the financial year ended September 30, 2005, our net sales were €2,825 million, our EBIT was €111 million and our net income was €18 million. For the nine months ended June 30, 2007, our net sales were €2,897 million, our EBIT was €12 million and our net income was €16 million.

Our Carve-Out from Infineon

On November 17, 2005, Infineon announced its intention to separate its Memory Product business from the remainder of its activities and place the Memory Products business in a stand-alone legal structure, with the preferred goal of conducting a public offering of the shares of the new company. For this purpose, substantially all of the assets, liabilities, operations and activities, as well as the employees, of Infineon’s former Memory Products segment were contributed to us effective May 1, 2006. This excluded the Memory Products operations in Korea and Japan, which have since been transferred to us. While Infineon’s investment in the Advanced Mask Technology Center (AMTC) and the Maskhouse Building Administration Company (BAC) in Dresden has been contributed to us, the legal transfer of this investment is not yet effective because Infineon’s co-venturers have not yet given the required consent to the transfer of the AMTC and BAC interest. While pursuant to the AMTC and BAC limited partnership agreements, such consent may not be unreasonably withheld, we, Infineon and Infineon’s co-venturers have included this consent in an agreement, currently being finalized, that also addresses Infineon’s intention to reduce its stake in us to below 50%. Infineon is obligated under the contribution agreement to hold the AMTC and BAC interest for our economic benefit. For as long as Infineon holds our interest in AMTC and BAC, we must exercise our shareholder rights through Infineon, which is a more cumbersome and less efficient method of exercising these rights than if we held the interest directly. A similar arrangement was in place for our joint venture with Nanya, Inotera Memories, Inc., where Infineon held our shares in trust until March 2007. Infineon transferred nearly all of these shares to us on March 13, 2007. Only a portion of shares representing less than 1% of the total Inotera share capital remains in the trust. We do not expect these administrative complexities to have a material adverse effect on our business, financial condition and results of operations. We refer to the former segment’s assets, liabilities, operations and activities as the “Memory Products business”. Infineon owns 85.9% of our company prior to this offering.

Basis of Presentation of Our Combined Financial Statements

Our combined and consolidated financial statements have been prepared in accordance with U.S. GAAP. They are presented on a “carve-out” or combined basis for all periods prior to our carve-out and comprise the combined historical financial statements of the transferred Memory Products business assuming that we had existed as a separate legal entity for all of the financial periods presented. Our financial statements are presented on a consolidated basis for all periods thereafter. The combined financial statements have been derived from the consolidated financial statements and historical accounting records of Infineon, employing the methods and assumptions we describe below and in note 1 to the combined and consolidated financial statements. Most of the assets, liabilities, operations and activities of the Memory Products business are those that comprised the Memory Products segment of Infineon during the financial periods presented.

Methodology.  Infineon took two broad steps to reflect the structure of the Memory Products business in the historical financial data for the periods presented in this prospectus supplement. The first step was to determine which companies and business areas of Infineon belong to the Memory Products business. The second step was to combine these companies and business areas for accounting purposes.

The combined financial statements differ from the segment data in Infineon’s consolidated financial statements in terms of their stated objectives as well as in aspects of the information they convey. The objective of Infineon’s segment reporting was to present its Memory Products business as an integral part of Infineon. Infineon historically allocated most financial statement items among its segments, including the Memory Products segment. However, for purposes of reporting segment data, Infineon did not allocate some items among its various segments, including certain corporate overhead costs that supported Infineon’s businesses overall, including the Memory Products business. The combined financial statements are intended to present the Memory Products business on a “carve-out” basis, which means as if it had been a separate legal entity during all of the periods presented in this prospectus supplement. In other words, the combined financial statements present our historical financial condition, statements of operations and cash flows based on the fictitious assumption that our structure as it stands after the carve-out had already existed in the past. The combined financial statements therefore reflect further allocations to us, consistent with our post-carve-out operation as a separate legal entity.

Statements of Operations.  The combined statements of operations reflect all revenues and expenses that were attributable to the Memory Products business. Operating expenses or revenues of the Memory Products business that could be specifically identified as pertaining to the Memory Products business were charged or credited directly to it without allocation or apportionment. This was the case for all of the revenues appearing on the combined statements of operations. Operating expenses that could not be specifically identified as pertaining solely to the Memory Products business were allocated to us to the extent they were related to us. The combined statements of operations include expense allocations for certain corporate functions historically provided to us by Infineon, including basic research costs, employee benefits, incentives and pension costs, interest expense, restructuring costs, the costs of our share of central departments such as finance and treasury and controlling and other costs. These allocations were made on a specifically identifiable basis or using the relative percentages, as compared to Infineon’s other businesses, of total sales, cost of goods sold, other cost measures, headcount or other reasonable methods. We and Infineon considered these allocations to be a reasonable reflection of the utilization of services provided. Our expenses as a separate, stand-alone company may be higher or lower than the amounts reflected in the statement of operations for historical periods. We describe the allocation methods we used in note 1 to the combined and consolidated financial statements.

Balance Sheets.  As a general rule, the assets and liabilities attributable to the Memory Products business were contributed to us at their historical book values as shown in Infineon’s balance sheet. Unless otherwise noted, all assets and liabilities specifically identifiable as pertaining to the Memory Products business are included in the combined financial statements. Where legal entities and their businesses are wholly allocable to the Memory Products business, the shares of these entities were transferred to the Memory Products business. In some cases, including at the Infineon parent company level, the memory-related assets and liabilities were identified and carved out by means of asset and liability transfer transactions.

The assets and liabilities that were directly identifiable as pertaining to Infineon’s Memory Products business include inventories, fixed assets and accounts receivable. The assumptions and allocations used for assets and liabilities that were not specifically identifiable as being part of Infineon’s Memory Products business are set forth in note 1 to the combined and consolidated financial statements.

Investments by and Advances from Infineon and our Capital Structure.  Because a direct ownership relationship did not exist among the various entities comprising the Memory Products business prior to our carve-out, Infineon’s investments in and advances to the Memory Products business represent Infineon’s interest in the recorded net assets of the Memory Products business. These are shown as business equity in lieu of shareholder’s equity in the combined financial statements. All intercompany transactions, including purchases of inventory and charges and cost allocations for facilities, functions and services performed by Infineon for the Memory Products business, are reflected in this business equity. After we became a separate company and Infineon contributed the Memory Products business to us, this business equity in the amount of €3,372 million became our shareholders’ equity.

Capital Structure.  The Memory Products business has historically relied on Infineon to provide financing of its operations. Because we have historically used more cash in our investing activities than we have generated through our operations, we have historically relied on Infineon to provide a portion of the financing necessary to fund our capital expenditures. These financings are reflected in our short-term debt (which reflected €524 million of interest-bearing advances to us from Infineon at September 30, 2005) and in our business equity. The capital structure attributed to the Memory Products business in connection with the preparation of the combined financial statements is based on the business equity concept and shows only €108 million of independent financing on our combined balance sheet as of September 30, 2005. As such, it is not indicative of the capital structure that the Memory Products business would have required had it been an independent company during the financial periods presented. In April 2007, we completely repaid our shareholder loan from Infineon.

The preparation of the accompanying combined and consolidated financial statements required us to make estimates and assumptions, as described in “— Critical Accounting Policies” below. We believe that the estimates and assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein may not necessarily reflect our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone company during the periods presented.

Factors that Affect our Results of Operations

Relationship between DRAM prices and reduced unit costs

The average selling prices of standard DRAMs and, to a certain extent, other semiconductor memory products, have generally declined throughout the semiconductor memory industry during the past ten years. We expect them to continue to do so in future periods irrespective of industry-wide fluctuations as a result of, among other factors, technological advancements and cost reductions. Although we may from time to time be able to take advantage of higher selling prices typically associated with new products and technologies, we nevertheless expect the prices of new products to also decline over time, in certain cases very rapidly, primarily as a result of market competition. We have adopted enhancements to our technology to reduce our per-megabit manufacturing costs. These efforts have included the introduction of new technology such as smaller feature sizes and manufacturing using 300mm wafers. We expect that these measures will enable us to reduce our costs per chip and thereby offset declining chip prices. We will realize the full effects of these manufacturing unit cost reductions after our conversion to the 80nm and 75nm technology nodes. In the meantime, we are incurring higher per-unit costs in connection with this conversion which is expected to extend through the 2007 financial year. We have also increased our production in Asia, where we can take advantage of lower-cost economies. Our margins are to a significant extent dependent on the extent to which we can reduce our unit manufacturing costs as prices decline.

Relationship between the Capital Intensive Nature of our Business and the Industry’s Cyclicality

Declining prices have driven manufacturers, including ourselves, to invest substantial sums to shrink die sizes and to construct modern manufacturing facilities that permit the manufacture using larger wafers at lower costs per chip. We have made significant investments, individually and together with the other companies with which we cooperate, to meet the challenges these lower prices have brought. We invested a total of €601 million in the nine months ended June 30, 2007, a total of €686 million during our 2006 financial year and a total of €926 million in our 2005 financial year in property, plant and equipment, mainly related to our 300mm fab in Richmond, Virginia. As a result of this investment we have substantially increased our ratio of bits manufactured using 300mm wafers to the point where we believe we are ahead of our major competitors on this measure. However, as we continue to ramp up our 300mm capacity, many of our competitors are expanding their own capacities. To the extent that demand for DRAM does not keep pace with these capacity increases, an oversupply situation could arise in the industry, as has occurred on a cyclical basis in the past and as we believe occurred during the first two quarters of calendar year 2007.

We anticipate capital expenditures of approximately €900 million during our 2007 financial year. We recently announced plans to construct a new 300mm manufacturing facility in Singapore, which we plan to fully own. Depending on the growth and development of the world semiconductor market, we intend to invest approximately

€2 billion in this facility over the next five years. This facility may contribute to oversupply in the industry in the future and we may have difficulty recovering our investment.

Exchange Rate Fluctuations

We are subject to two categories of exchange rate risks, transaction and translation risk.

Transaction risk arises where sales of a product are generated in one currency but costs relating to those revenues are incurred in a different currency. In the case of transaction risk, changes in the value of the euro relative to the U.S. dollar and other currencies generally have interrelated consequences. For example, an increase in the value of the euro relative to the U.S. dollar and other currencies generally has these effects:

•	our margins (in euros) decline or become negative to the extent our costs were incurred in euros and the sales were generated in currencies weaker than the euro, and

•	our competitiveness may decline as compared with competitors based in the countries with weaker currencies because our products manufactured in Europe will have been produced at constant costs (in euro) while their (constant) costs denominated in weaker currencies will appear to have declined.

Conversely, a decrease in the value of the euro relative to the U.S. dollar and other currencies generally has these effects:

•	our margins (in euros) increase to the extent our costs were incurred in euros and the sales were generated in currencies stronger than the euro, and

•	our competitiveness may increase as compared with competitors based in the countries with stronger currencies because our products manufactured in Europe will have been produced at constant costs (in euro) while their (constant) costs denominated in stronger currencies will appear to have increased.

We prepare our combined and consolidated financial statements in euro. However, most of our sales volumes, as well as many of our worldwide costs, primarily those relating to our design, manufacturing, selling and marketing, general and administrative, and research and development activities, are denominated in other currencies, principally the U.S. dollar. The portions of our sales and costs denominated in currencies other than the euro are exposed to exchange rate fluctuations in the values of these currencies relative to the euro. If our non-euro denominated expenses do not match our non-euro denominated sales, this currency difference may have an adverse effect on our operating result.

Over time, transaction risk could adversely affect our cash flows and results of operations to the extent we are unable to reflect changes in exchange rates in the pricing of the products in local currency. Given our revenue and expense structure, in which most of our revenues are denominated in dollars but a substantial portion of the costs relating to those revenues are in euro, we experienced pressure, on our gross margin in particular, in our 2004 and 2005 financial years and in the nine months ended June 30, 2007 as a result of transaction risk. In our 2006 financial year we benefited from changes in exchange rates. The effects of transaction risk are not quantified in our combined and consolidated financial statements.

Translation risk refers to the fact that the euro-denominated amounts in our consolidated financial statements will differ based on the exchange rates we use to prepare our euro-denominated financial statements. Our subsidiaries located outside the euro zone prepare their financial statements in their local currencies. For us the most important currency outside the euro zone is the U.S. dollar. The U.S. dollar depreciated against the euro during our 2004 and 2005 financial years and appreciated against the euro during our 2006 financial year, based on the average exchange rates we use in our financial statements. The U.S. dollar depreciated again during the nine months ended June 30, 2007, with the noon buying rate of the Federal Reserve Bank of New York for euro falling from €1.00=$1.2687 on September 29, 2006, the last currency trading day in September 2006, to €1.00=$1.3520 on June 29, 2007, the last currency trading day in June 2007. The U.S. dollar depreciated further after that date, to a low of €1.00=$1.3831 on July 20, 2007 before appreciating slightly. When we prepare our financial statements, we translate the local currency amounts in which the financial statements of our non-euro zone subsidiaries are prepared into euro. Changes in the value of these currencies relative to the euro from period to period therefore affect our results of operations and financial condition as expressed in euro. Currency translation risks do not affect local currency cash flows or results of operations, but do affect our consolidated annual financial statements. In general, an increase in the euro value relative to the U.S. dollar and other currencies will result in a lower euro value of the sales generated in currencies that have depreciated relative to the euro. Even if the margin on these sales remains constant in a non-euro currency, its value translated into euro will be reduced.

Additional information on transaction and currency translation risks and our efforts to manage them are contained in “— Quantitative and Qualitative Disclosure About Market Risk”.

Strategic Cooperations

We believe that cooperations, such as alliances for research and development, and manufacturing and foundry partnerships, provide us with access to several benefits that can be derived from improved economies of scale. These benefits include sharing risks and costs with our business partners, reducing our capital requirements, developing a broader range of products, gaining inter-cultural know-how and accessing additional production capacities. We have invested substantial sums in these cooperations in past periods. In addition, we have extensive commitments to purchase products from our manufacturing partners. The commitments relating to those purchases can not accurately be quantified because they are dependent on future market prices for memory products. These purchases aggregated approximately €520 million in our 2005 financial year, €1,185 million in our 2006 financial year and €975 million in the first nine months of our 2007 financial year, as we increased our share of foundry purchases from Winbond and SMIC, and from Inotera.

The most significant of our current co-operations in terms of impact on our financial statements are:

•	Nanya. In November 2002, Infineon entered into agreements with Nanya Technology Corporation, a Taiwanese corporation, that set out the terms of a strategic cooperation for the development of DRAM products and DRAM process technology and for the foundation of a joint venture to construct and operate a 300mm manufacturing facility in Taiwan, called Inotera Memories, Inc. Inotera’s 300mm manufacturing facilities in Taiwan employs production technology developed under Infineon’s joint development agreements with Nanya. Under the first of these agreements, we were co-developing and sharing the development costs for advanced 90nm and 75nm process technologies. Infineon also entered into a new agreement with Nanya in September 2005, under which we are jointly developing advanced 58nm technologies. Inotera’s current capacity is approximately 62,000 300 mm wafer starts per month in its first manufacturing module. Inotera constructed a second manufacturing module in our 2006 financial year. The ramp-up of capacities in this module has started and Inotera expects its total capacity of both modules to reach 120,000 300mm wafer starts per month by the end of the third quarter of the 2007 calendar year. Under the terms of the venture, Nanya and we each purchase 50% of Inotera’s output. Inotera completed an initial public offering of its common stock in Taiwan in March 2006. In May 2006, Inotera listed Global Depositary Receipts, or GDRs, on the Luxembourg Stock Exchange. After these transactions we owned 36.0% of Inotera’s shares. We account for Inotera by the equity method. Because of Inotera’s significance for us within the meaning of Rule 3-09 of the SEC’s Regulation S-X, we have included, elsewhere in this prospectus supplement, Inotera’s audited consolidated financial statements as of and for the years ended December 31, 2005 and 2006.

•	CSVC. In June 2003, Infineon established a venture with China Singapore Suzhou Industrial Park Ventures Co., Ltd. (CSVC) in Suzhou, China. CSVC is a limited liability company organized under the laws of the People’s Republic of China. The venture, Infineon Technologies Suzhou Co., Ltd. (recently renamed Qimonda Technologies (Suzhou) Co., Ltd. and herein referred to as Qimonda Suzhou), constructed a back-end facility for the assembly and testing of our products, which officially opened in September 2004. We are required to purchase the entire output of the facility. Infineon contributed its ownership in Qimonda Suzhou to us in the carve-out effective May 1, 2006 (45% of the venture’s share capital, representing 72.5% of the voting rights in the venture). We currently hold 63% of Qimonda Suzhou. Because we from the beginning exercised voting control over this venture, we have consolidated it in our combined and consolidated financial statements. We expect to invest a further $86.5 million in Qimonda Suzhou by the end of our 2008 financial year pursuant to our current contractual obligations, and will hold approximately 72.5% of its share capital by that date, with CSVC owning the remaining 27.5%. We have the option to acquire CSVC’s stake at the nominal investment value plus accrued and undistributed returns on that investment.

In March 2007, we announced plans to expand capacity at our back-end manufacturing facility in Suzhou, China for which we expect capital expenditures of €250 million over the next three years. The joint venture intends to arrange external financing for any further investment required to purchase additional equipment. We cannot assure you that this external financing can be obtained on favorable terms or at all.

•	SMIC. In December 2002 Infineon entered into an agreement, as most recently amended in August 2007, with Semiconductor Manufacturing International Corporation (SMIC), a Cayman Islands corporation with head offices in Shanghai, China. As amended, the agreement provides access to additional DRAM manufacturing capacity (up to 20,000 200mm wafer starts per month plus up to 15,000 300mm wafer starts per month). This agreement has been assigned to us as part of the carve-out.

•	Winbond. In May 2002 and August 2004, Infineon entered into product purchase and capacity reservation agreements with Winbond Electronics Corporation, a Taiwanese corporation, which give us access to additional DRAM production capacity (up to 19,000 200mm wafer starts per month plus up to 18,000 300mm wafer starts per month). We procure an immaterial quantity of our finished products under the 2002 agreement. These agreements have been assigned to us as part of the carve-out. On August 29, 2006, we signed agreements with Winbond to expand our existing cooperation with Winbond and our reservation of capacity at Winbond’s facility. Under the terms of the agreements, we will provide our 80nm DRAM trench technology to Winbond’s 300mm-wafer facility. In return, Winbond will manufacture DRAMs for computing applications using this technology exclusively for us. On June 27, 2007, we signed agreements with Winbond to expand our existing cooperation with Winbond and our reservation of capacity at Winbond’s facility for up to 24,000 300mm wafer starts per month). Under the terms of the agreements, we will provide our 75nm and 58nm DRAM trench technology to Winbond’s 300mm-wafer facility. In return, Winbond will manufacture DRAMs for computing applications using this technology exclusively for us.

Please see “Our Business” and “Arrangements between Qimonda and the Infineon Group” for more details on these strategic cooperations.

In connection with our carve-out, some agreements, including licensing, purchase and shareholding agreements, and investments of Infineon relating to our business, could not be transferred to us, or restrictions are delaying this transfer or, in the future, could cause our interests to revert to Infineon or be terminated. Any such reversion or termination could materially adversely affect our financial condition and results of operations. See “Risk Factors — Risks related to our operations — Some of our agreements with strategic partners, such as our Inotera Memories, Inc. joint venture with Nanya, have restrictions on transfers of the shares of the ventures they create that could cause our ownership or equity interest in these ventures to revert to Infineon or allow Nanya to terminate for cause, if Infineon ceases to be our majority owner”.

Critical Accounting Policies

The preparation of our combined and consolidated financial statements required us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the years reported. We have identified the following critical accounting policies and related assumptions, estimates and uncertainties, which we believe are essential to understanding the underlying financial reporting risks and the impact that these accounting methods, assumptions, estimates and uncertainties have on our reported financial results. These policies have the potential to have a significant impact on our combined and consolidated financial statements, either because of the significance of the combined and consolidated financial statement item to which they relate or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature. Actual results may differ from our estimates under different assumptions and conditions. Our critical accounting policies include:

•	those made in connection with our initial preparation of the combined financial statements;

•	recoverability of long-lived assets;

•	valuation of inventory;

•	pension plan accounting;

•	realization of deferred tax assets;

•	revenue recognition; and

•	contingencies.

Assumptions and Estimates We Made in Preparing Our Combined Financial Statements

The preparation of our combined financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent amounts and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the financial periods we present. Actual results could differ materially from those estimates. In addition, due to the significant relationship between Infineon and our company, the terms of the carve-out transactions, the allocations and estimations of assets and liabilities and of expenses and other transactions between our business and Infineon are not the same as those that would have resulted from transactions among unrelated third parties. We believe that the assumptions underlying the combined financial statements are reasonable.

Allocations from Infineon during the financial years ended September 30, 2004, 2005 and the seven months ended April 30, 2006 are reflected in the combined statements of operations as follows:

	For the		For the
	financial year		seven months
	ended		ended
	September 30,		April 30,
	2004	2005	2006
	(in millions)

Cost of goods sold	€180	€168	€111
Research and development expenses	43	27	17
Selling, general and administrative expenses	160	109	75
Other operating expenses, net	2	—	—
Restructuring charges	2	1	—

	€387	€305	€203

The allocation during the 2006 financial year relates to the seven-month period between October 1, 2005 and April 30, 2006. After our carve-out on May 1, 2006, costs are charged according to agreements with Infineon, which amounted to €119 million for the five months period ended September 30, 2006. See note 1 to the combined and consolidated financial statements for a description of the assumptions used for periods prior to the carve-out. However, these transactions, allocations and estimates are not indicative of those that would have obtained had our company actually been operated on a stand-alone basis, nor are they indicative of our future transactions or of our expenses or results of operations. In addition, the process of preparing the combined financial statements does not permit the revaluation of historical transactions to attempt to introduce an arms’ length relationship where one did not at the time exist. We believe that it is not practicable to estimate what the actual costs of our company would have been on a stand-alone basis if it had operated as an unaffiliated entity. Rather than allocating the expenses that Infineon actually incurred on behalf of our business, we would have had to choose from a wide range of estimates and assumptions that could have been made regarding joint overhead, joint financing, shared processes and other matters. Any of these assumptions may have led to unreliable results and would not have been more useful as an indicator of historical business development and performance than the methods employed in preparing the combined financial statements.

Recoverability of Long-Lived Assets

Our business is extremely capital-intensive, and requires significant investment in property, plant and equipment. Due to rapid technological change in the semiconductor industry, we anticipate the level of capital expenditures to be significant in future periods. During the 2006 financial year, we spent €686 million, and during the first nine months of our 2007 financial year, we spent €601 million to purchase property, plant and equipment.

At September 30, 2006, the carrying value of our property, plant and equipment was €2,080 million and at June 30, 2007, the carrying value was €2,129 million. We have acquired other businesses, which resulted in the generation of significant amounts of long-lived intangible assets, including goodwill. At September 30, 2006 we had long-lived intangible assets of €143 million and at June 30, 2007 we had long-lived intangible assets of €149 million, mainly because we entered into license agreements for intellectual property.

We adopted the provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, as of October 1, 2001. Pursuant to the requirements of SFAS No. 142, a test for impairment is done at least once a year.

We review long-lived assets, including intangible assets, for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or discounted estimated future cash flows. Considerable judgment is necessary to estimate discounted future cash flows.

We test goodwill for impairment pursuant to SFAS No. 142, however did not recognize any goodwill impairment charges during the years ended September 30, 2004 or 2005. In light of the weak market conditions for commodity NAND flash memories in the three months ended September 30, 2006, we decided to ramp down our flash production and stop the current development of NAND-compatible flash memory products based on Saifun’s proprietary NROM technology. We and Saifun amended the license agreement relating to this technology to terminate the payment of quarterly installments as of December 31, 2006. As a result of the partial termination, we reduced payables, goodwill and other intangible assets, and recognized an impairment charge of €9 million related to the license (€7 million) and fixed assets (€2 million) that were not considered to be recoverable as of September 30, 2006.

Valuation of Inventory

The memory industry has historically experienced periods of extreme volatility in product demand and in industry capacity, resulting in significant price fluctuations. See “— Factors that Affect our Results of Operations” and “Risk Factors — Risks related to the semiconductor memory industry — The DRAM industry is subject to cyclical fluctuations, including recurring periods of oversupply, which result in large swings in our operating results, including large losses.” These significant price fluctuations have often occurred within relatively short timeframes. For example, the average “spot” market price for 256Mb DDR 400 DRAM as reported by DRAMeXchange fell from $4.00 at January 26, 2005 to $2.42 at March 30, 2005, a decline of nearly 40% in two months. The average “spot” market price for 512Mb DDR2 DRAM as reported by DRAMeXchange fell from $5.07 at October 3, 2005 to $3.71 at December 14, 2005, a decline of nearly 27% in two and a half months. In the nine months ended June 30, 2007, there were further significant declines in market prices. The average “spot” market price for 512Mb DDR2 DRAM as reported by DRAMeXchange fell from $6.36 on December 29, 2006 to $1.70 on May 22, 2007, a drop of 73% in less than six months. Rapid price increases can also occur. For example, the average “spot” market price for 512Mb DDR2 DRAM as reported by DRAMeXchange increased from $3.75 on January 2, 2006, to $5.15 on February 2, 2006, a gain of over 37% in just one month. Over the long term, however, DRAM prices have generally tended to decline.

We value inventory on a quarterly basis at the lower of cost or market value. Market value of inventory represents the net realizable value for finished goods and work-in-process. As of September 30, 2005 and 2006, we had inventory of €484 million and €622 million, respectively. We review the recoverability of inventory based on regular monitoring of the size and composition of inventory positions, current economic events and market conditions, projected future product demand and the pricing environment. This evaluation is inherently judgmental and requires material estimates. These estimates relate both to forecasted product demand and to the pricing environment. Both of these are susceptible to rapid and significant change.

In the 2004, 2005 and 2006 financial years as well as in the first nine months of the 2007 financial year, we recorded recurring mark-to-market adjustments to value our inventory according to this policy. This adjustment amounted to €66 million in the three months ended June 30, 2007. Likewise, in future periods write-downs on inventory may become necessary due one or more of the following:

•	temporary or fundamental price declines as a consequence of an imbalance of demand and supply, which can occur due to weak demand and/or greatly increased supply;

•	technological obsolescence due to rapid developments of new products and technological improvements; and

•	changes in economic circumstances or in other conditions that impact the market price for our products.

These factors could result in adjustments to the valuation of inventory in future periods, and have a material adverse effect on our consolidated financial statements.

Pension Plan Accounting

We account for our pension-benefit liabilities and related postretirement benefit costs in accordance with SFAS No. 87 “Employers’ Accounting for Pensions”. Until our own pension plan takes effect, our employees will continue to participate in Infineon’s pension plans. Infineon’s plans generally specify the amount of pension benefit that each employee will receive for services performed during a specified period of employment (so-called “defined benefit plans”). Nearly all of Infineon’s pension plans are defined benefit plans. As part of the carve-out, Infineon transferred to us the portion of pension liabilities related to our employees. In our combined and consolidated financial statements, the level of plan assets, or funding, of our pension obligations is proportional to Infineon’s funding of its pension plans in relation to its pension obligations. On September 13, 2006, Qimonda AG established the Qimonda Pension Trust for the purpose of funding future pension benefit payments for employees in Germany. In September and October 2006, Infineon’s pension trust transferred €26 million of cash, representing our proportion of the funding in Infineon’s pension trust (determined on an actuarial basis as of the carve-out date) to this trust for use in funding these pension benefit obligations. The Qimonda Pension Trust’s investment strategy is to invest this cash in a well-diversified portfolio of investments aimed at maximizing long-term returns. In February 2007, we established a uniform Qimonda Pension Plan for Germany with effect from October 1, 2006. The plan qualifies as a defined benefit plan and, accordingly, the change from the previous defined benefit plans is treated as a plan amendment pursuant to SFAS No. 87. We believe that the impact of this pension plan amendment on projected benefit obligations and net periodic pension costs is immaterial. We are in the process of measurement of the pension obligations on its regular measurement date June 30, 2007 and will report the related effects, if any, in the three months ending September 30, 2007.

Our pension benefit costs and liabilities are actuarially calculated using various assumptions, including discount rates, expected return on plan assets, rate of compensation increase and rate of projected future pension increases. These assumptions are based on prevailing market conditions, long-term historical averages, and estimates of future developments of rates of returns. Please see note 28 to the combined and consolidated financial statements for a quantification of the major assumptions underlying our pension plan accounting, information on our plan asset allocations and a discussion of our current funding status. A significant variation in one or more of the underlying assumptions could have a material effect on the measurement of our long-term obligation or our pension cost and therefore our financial condition or results of operations.

If the assumptions used to calculate the pension liabilities and expected return on plan assets turn out to be accurate, we will pay our recorded net liability as pension benefits to our employees after they retire, and no adjustments to our balance sheet accrual will be necessary. Differences between actual experience and these assumptions, however, can result in differences between our recorded net liability and the related actuarially calculated amount. These differences, also referred to as actuarial gains and losses, are generally not recognized in the consolidated statements of operations as they occur. Instead, due to the long-term nature of pensions and the related assumptions, they affect pension costs over the remaining service years of the relevant employees. However, differences exceeding a standard significance threshold are recorded immediately as pension cost. Our actuarial losses amounted to €1 million in the 2004 financial year, €4 million in the 2005 financial year and €0 million in the

2006 financial year. The decrease in actuarial losses in the 2006 financial year was primarily the result of our use of new mortality tables in the actuarial calculations for our domestic (German) pension plans in the 2005 financial year. The increase in actuarial losses in the 2005 financial year was primarily the result of the reduction of the discount rate used to determine the benefit obligation and our use of the new mortality tables in the actuarial calculations mentioned above.

Pension Benefits — Sensitivity Analysis

The expense related to pension plans and similar commitments we recognize in our consolidated financial statements is referred to as net periodic pension cost (“NPPC”) and consists of several separately calculated components. We estimate that our NPPC for our 2007 financial year will be €7.4 million. A one percentage point change in the major assumptions mentioned above would result in the following impact on the estimated pension cost for the 2007 financial year:

	Effect on net periodic
	pension costs
	One percent	One percent
	increase	decrease
	(in millions)

Discount rate	€(2.3)	€2.8
Rate of compensation increase	1.4	(1.7)
Rate of projected future pension increases	1.4	(1.6)
Expected return on plan assets	(0.5)	0.0

Increases and decreases in the discount rate, rate of compensation increase and rate of projected future pension increases, which are used in determining the pension obligation, do not have a symmetrical effect on NPPC primarily due to the compound interest effect created when determining the present value of the future pension obligation. If more than one assumption were changed simultaneously, the impact would not necessarily be the same as if only one assumption were changed in isolation.

Our pension plans were underfunded by an aggregate of €29 million as of September 30, 2006, and after adjusting for unrecognized actuarial losses as described above of €7 million, we recognized the remaining €22 million as a liability on our balance sheet. Our pension plans were underfunded by an aggregate of €31 million as of September 30, 2005, and after adjusting for unrecognized actuarial losses of €4 million as described above, we recognized the remaining €27 million as a liability on our balance sheet. As the present value of our expected future benefits payable over the years through 2016 was €12 million on September 30, 2006, we do not perceive a need to increase our plan funding in the immediate future.

In February 2007, we established a uniform Qimonda Pension Plan for Germany with retroactive effect from October 1, 2006. The plan qualifies as a defined benefit plan and, accordingly, the change from the previous defined benefit plans is treated as a plan amendment pursuant to SFAS No. 87. We believe that the impact of this pension plan amendment on projected benefit obligations and net periodic pension costs is immaterial. We will measure the pension obligations on its regular measurement date June 30, 2007 and report the related effects, if any, in the three months ending September 30, 2007.

Realization of Deferred Tax Assets

Income taxes as presented in the accompanying combined and consolidated financial statements are determined on a separate return basis. Although in numerous tax jurisdictions, including Germany, the company was included in the consolidated tax returns of Infineon, where the Memory Products business was only a part of an Infineon entity, the tax provision has been prepared on an as-if separate company basis except that, pursuant to the terms of the contribution agreement between us and Infineon, any net operating losses generated by the Memory Products business and carried forward are treated as a reduction of equity at the end of the year, as such losses were retained by Infineon. Infineon evaluates its tax position and related tax strategies for its entire group as a whole, which may differ from the tax strategies we would have followed as a stand-alone company.

We recognize deferred income tax assets only if we determine that it is more likely than not that we will be able to realize the tax benefits in the future from accumulated temporary differences and tax loss carry-forwards. At

September 30, 2005 and 2006, our total net deferred tax assets were €165 million and €153 million, respectively. Included in this amount are the tax benefits of net operating loss and credit carry-forwards of approximately €87 million as of September 30, 2005 and of approximately €32 million as of September 30, 2006. We provided valuation allowance against our total deferred tax asset of €59 million and €70 million, respectively. These tax credit carry-forwards are generally limited to the amount used by the particular entity that generated the loss or credit and in certain circumstances do not expire under current law. Because as a general matter net operating loss carry-forwards are not transferable, certain net operating loss and credit carry-forwards remain on Infineon’s balance sheet because they were generated by legal entities not transferred to us in connection with the carve- out. In the future, Infineon will be able to offset its tax expense with these carry-forwards. This is shown on our balance sheets prior to our carve-out as a reduction in our business equity of €6 million as of September 30, 2005.

We evaluate our deferred tax asset position and the need for a valuation allowance on a regular basis. The assessment requires the exercise of judgment on the part of our management with respect to, among other things, benefits that can be realized from available tax strategies and future taxable income. Our ability to realize deferred tax assets depends on our ability to generate future taxable income sufficient to use tax loss carry-forwards or tax credits before their expiration. The assessment is based on the benefits that could be realized from available tax strategies, the reversal of taxable temporary differences in future periods and the impact of forecasted future taxable income. As a result of this assessment, we increased the deferred tax asset valuation allowance in the 2006 financial year by €11 million and in the 2005 financial year by €14 million to reduce the deferred tax asset to an amount that we believe is more likely than not expected to be realized in the future. This amount excluded tax losses of €101 million before the carve-out that could not be transferred to us and will instead be available to Infineon in the future. The highly subjective character of many of the determinations Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting For Income Taxes” requires in measuring the valuation allowance means that our deferred tax assets may be subject to further reduction if our expectations, especially those relating to the future taxable income from operations (and to benefits from available tax strategies), prove to be too optimistic.

Revenue Recognition

We sell our memory products throughout the world. Our policy is to record revenue when persuasive evidence of an arrangement to sell products exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. In general, persuasive evidence of an arrangement exists when the customer’s written purchase order has been accepted. More judgment is required in the case of our licensing agreements, while the revenues from most of our DRAM business can be recognized using standardized processes.

We record reductions to revenue for estimated product returns and allowances for discounts and price protection, based on actual historical experience, at the time the related revenue is recognized. We also establish reserves for sales discounts, price protection allowances and product returns based upon our evaluation of a variety of factors, including industry demand. This process requires the exercise of substantial judgments in evaluating the above-mentioned factors and requires material estimates, including forecasted demand, returns and industry pricing assumptions.

We have entered into licensing agreements for our technology in the past, and anticipate that we will continue our efforts to monetize the value of our technology in the future. As with certain of our existing licensing agreements, any new licensing arrangements may include capacity reservation agreements with the licensee. Such transactions could represent multiple element arrangements pursuant to SEC Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition”, and Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Elements”. This treatment can have the result of deferring license revenues and recognizing them over the period in which we are purchasing products from the licensee. The process of determining the appropriate revenue recognition in such transactions is highly complex and requires significant judgment, which includes evaluating material estimates in the determination of fair value and the level of our continuing involvement.

Contingencies

We are subject to various legal actions and claims that arise in the normal course of business. In particular, we are subject to significant civil lawsuits that relate to the operations of the Memory Products business prior to the carve-out, including the civil antitrust litigation in the United States and Canada, securities class actions and patent litigation. These matters are described in “Our Business — Legal Matters”. As part of our carve-out, we agreed to indemnify Infineon with respect to claims (including any related expenses) arising in connection with certain matters, which are described under “Arrangements between Qimonda and the Infineon Group”.

We regularly assess the likelihood of any adverse outcome or judgments related to these matters and, where appropriate, estimate the range of possible losses and recoveries. We record liabilities, including accruals for significant litigation costs related to legal proceedings, when it is probable that a liability has been incurred and the associated amount of the loss can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, we accrue the minimum amount. Accordingly, we have accrued a liability and charged operating income in our combined and consolidated financial statements related to certain asserted and unasserted claims existing as of each balance sheet date. As additional information becomes available, we assess any potential liability related to these actions and revise the estimates, if necessary. These accrued liabilities may be insufficient and are subject to change in the future based on new developments in each matter, or changes in circumstances. Any change we make in them could have a material impact on our results of operations, financial position and cash flows. See “Risk Factors — Risks related to our operations — Sanctions in the United States and other countries against us and other DRAM producers for anticompetitive practices in the DRAM industry and related civil litigation may have a direct or indirect material adverse effect on our operations” and “— An unfavorable outcome in the pending securities litigation against Infineon or the incurrence of significant costs in the defense of this litigation may have a direct or indirect material adverse effect on our operations.”

Results of Operations

The following table presents the various line items in our combined and consolidated statements of operations expressed as percentages of net sales for the periods indicated.

	For the financial year ended			For the nine months ended
	September 30,			June 30,
	2004	2005	2006	2006	2007
	(in percent)

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	68.6	76.6	79.9	83.5	88.8

Gross profit	31.4	23.4	20.1	16.5	11.2

Research and development expenses	11.5	13.8	11.3	12.6	10.0
Selling, general and administrative expenses	7.7	7.3	5.6	6.2	4.8
Restructuring charges	0.1	—	—	—	—
Other operating (expenses) income, net	(6.4)	(0.5)	(1.6)	(0.5)	0.2

Operating income (loss)	5.7	1.8	1.5	(2.9)	(3.4)
Interest income (expense), net	(1.0)	(0.2)	(0.7)	(0.9)	(0.1)
Equity in (losses) earnings of associated companies	(0.5)	1.6	2.1	1.5	3.6
Gain on associated company share issuance	0.1	—	1.9	1.2	—
Other non-operating income (expense), net	(0.4)	0.5	0.2	0.3	0.4
Minority interests	0.6	0.1	(0.2)	(0.2)	(0.1)

Income (loss) before income taxes	4.4	3.7	4.9	(0.9)	0.6

Income tax (expense) benefit	(7.0)	(3.0)	(3.0)	(2.2)	0.0

Net (loss) income	(2.6)%	0.6%	1.9%	(3.2)%	0.6%

Financial Year Ended September 30, 2006 Compared to Financial Year Ended September 30, 2005 and Financial Year Ended September 30, 2005 Compared to Financial Year Ended September 30, 2004

Net Sales

We generate our net sales primarily from the sale of our memory products. Our memory products consist primarily of dynamic random access memory (DRAM) products, which are used in computers and other electronic devices. We also offer a limited range of non-volatile flash memory products, which are used in consumer applications such as digital still cameras or cellular handsets. We generate the vast majority of our memory product sales through our direct sales force, with approximately 13% of our total revenue in the 2006 financial year derived from sales made through distributors.

We also generate a small stream of revenues from royalties and license fees earned on technology that we own and license to third parties. This often enables us to gain access to manufacturing capacity at foundries through joint licensing and capacity reservation arrangements, and also permits us to recover a small portion of our research and development expenses.

The following table presents data on our net sales for the periods indicated.

	For the financial year ended
	September 30,
	2004	2005	2006
	(in millions, except percentages)

Net sales:
Memory products	€2,947	€2,665	€3,808
% of net sales	98%	94%	100%
License revenue	€61	€160	€7

% of net sales	2%	6%	0%
Total net sales	€3,008	€2,825	€3,815

Effect of foreign exchange over prior year	—	€(132)	€117
% of net sales	—	(5)%	3%

Our total net sales in the 2006 financial year increased by €990 million, or 35%, from €2,825 million in the 2005 financial year to €3,815 million in the 2006 financial year. Primarily responsible for the increase were:

•	higher bit shipments, which increased 79%; and

•	a 3% increase in the average exchange rate of dollar for euro.

Offsetting these increases in part were decreases related to:

•	DRAM price declines of 20%; and

•	the positive effect in the prior year period of license income from ProMOS of €118 million.

We increased the proportion of our total sales accounted for by graphics, mobile and consumer DRAMs during our 2006 financial year. These types of products generally command higher and more stable prices than standard DRAMs. In our 2006 financial year we made considerable progress with our diversification strategy by successfully entering the DRAM market for game consoles. Sales of DRAM products for use in game consoles drove significant growth in bit shipments of graphic products that contributed to the increasing share of net sales from DRAMs for infrastructure, graphics, mobile and consumer applications to 50% compared to 38% in the 2005 financial year.

Our total net sales in the 2005 financial year declined by €183 million, or 6%, from €3,008 million in the 2004 financial year to €2,825 million in the 2005 financial year. Primarily responsible for the decline were:

•	DRAM price declines of 27%;

•	a 4% decline in the average exchange rate of dollar for euro; and

•	the transfer to Infineon of the Dresden 200mm facility.

Offsetting the decline in part were increases from:

•	higher sales volumes, or bit shipments, of 31%; and

•	the recognition of license income from ProMOS of €118 million.

Increase in bit shipments.  Our bit shipments increased by 79% during the 2006 financial year compared to the 2005 financial year due to:

•	our progress in increasing the yield of our 110nm technology,

•	the conversion of an increasing share of our capacities to our 90nm technology,

•	our access to additional capacities of our joint venture partners and our foundries,

•	the overall demand growth in the DRAM market and our successful diversification in new market segments, particularly with our graphic DRAM products, and

•	the ramp-up of production volumes at our Richmond 300mm facility.

Our bit shipments increased by 31% during the 2005 financial year as compared to the 2004 financial year. This growth was primarily a result of:

•	our progress in converting our capacities towards the 110nm technology node and increasing the yield of those facilities that are using that technology;

•	the ramp-up of our manufacturing joint venture Inotera and the access to additional capacity through our cooperation with Winbond and SMIC; and

•	the overall increased sales volume during the 2005 financial year. This resulted from increased market demand, particularly for PCs, increased “bits per box” and increasing demand for non-PC products including infrastructure and graphics, mobile and consumer DRAMs.

The majority of our semiconductor memory product sales comprised 256Mb DRAMs (68% of total bit shipments) in the first half of the 2005 financial year and 512Mb DRAMs (56% of total bit shipments) in the second half of the 2005 financial year as the market shifted to the next higher-density product generation.

The shift to higher density products we experienced in 2005 continued in 2006. In the 2006 financial year, 74% of total bit shipments were of 512Mb DRAMs, while 51% were of 256Mb DRAMs in the 2005 financial year. The share of capacities converted to the 90nm technology node increased from on average 3% in the 2005 financial year to on average 22% in the 2006 financial year based on wafer starts.

Exchange rate effects.  The U.S. dollar strengthened against the euro in the 2006 financial year, with the average exchange rate for the period 3% higher than it was for the 2005 financial year. This favorable U.S. dollar euro exchange rate contributed to an increase in our revenues during our 2006 financial year. We have calculated the effects of this translation risk as follows: we would have achieved €117 million less in net sales in the 2006 financial year, had the average exchange rates we used to translate our non-euro denominated sales into euros been the same in the 2006 financial year as they were in the 2005 financial year.

The U.S. dollar/euro exchange rate had an opposite effect in our 2005 financial year. Although the U.S. dollar was slightly stronger on September 30, 2005 than it had been one year earlier, the average exchange rate of U.S. dollars for euro over the financial year was 4% lower than it was for the 2004 financial year. We have calculated the effects of this translation risk as follows: we would have achieved €132 million more in net sales in our 2005 financial year had the average exchange rates we used to translate our non-euro denominated sales into euros been the same in the 2005 financial year as they were in the 2004 financial year.

Price declines and increases.  DRAM prices were under substantial pressure during the first quarter of our 2006 financial year, after which they recovered over the remaining three quarters. Our average per-megabit selling prices for DRAM products (expressed in U.S. dollars) were approximately 20% less in the 2006 financial year compared with the 2005 financial year. The per-megabit selling prices in U.S. dollars in the spot market of our major products with DDR2 interfaces declined sharply at the start of our financial year, declining around 26% over the first three months. During this quarter, we produced an excess of DDR2 DRAMs because the corresponding DDR2 logic chipsets, which are produced by logic semiconductor manufacturers, were not available in quantities sufficient for PC manufacturers to absorb the supply of DDR2 DRAMs in the market. A portion of the DDR2 DRAMs that we produced remained unsold and in our inventory until supply of appropriate logic chipsets created sufficient demand for our accumulated DDR2 DRAMs. After December 2005 prices recovered somewhat and after a period of stable pricing until May, DDR2 pricing experienced some price erosion until July before again rising through to September 30, 2006 due to tight market supply. DDR prices recovered steadily, albeit more slowly than DDR2, from the December 2005 low points, continuing to increase through to the end of our financial year.

DRAM prices were under substantial pressure during our 2005 financial year, especially during the first half. Our average per-megabit selling prices for DRAM products (expressed in U.S. dollars) were approximately 27% less in the 2005 financial year compared with the 2004 financial year. Average per-megabit selling prices in U.S. dollars of our major products with DDR and DDR2 interfaces, declined sharply, especially early in the year. After April, prices for DDR products stabilized, while those for DDR2 products remained under pressure as a result of a supply overhang and slower than expected conversion by PC manufacturers to DDR2 as one of the primary memory interfaces they use. Both contract and spot prices followed this trend. Average per-megabit selling prices for lower-density SDRAM products declined during the financial year as well. The following graph shows the price declines in DRAM (expressed in 256Mb equivalents) during the three year period ended September 30, 2006.

(Source: WSTS)

Dresden 200mm transfer.  A decline in net sales of €84 million in the 2005 financial year compared to the 2004 financial year was due to the transfer, effective October 1, 2004, of the 200mm front-end manufacturing facility in Dresden, Germany from Infineon’s Memory Products segment to its Communications segment. In preparing our combined and consolidated financial statements, we treated as external sales those sales the Dresden 200mm facility made to other Infineon businesses while it was part of our business. Following the transfer, these sales are no longer included in our net sales. The wafers produced by the Dresden 200mm facility for use in our business appear in our net sales for the 2005 and 2006 financial years because these are sold to customers outside the Infineon Group.

Fluctuation in license revenue.  In the 2005 financial year our license revenue increased from €61 million to €160 million, primarily due to the settlement Infineon reached with ProMOS in November 2004. Under this agreement, which resolved an intellectual property dispute that had begun in 2003, Infineon licensed DRAM technology to ProMOS for ongoing use by ProMOS, resulting in our recognition of €118 million in revenue during the 2005 financial year. This €118 million represents the present value of the aggregate $156 million payment ProMOS agreed to make to Infineon in four equal payments under this settlement. Excluding these ProMOS-related revenues, our license revenues fell as a result of the timing of payments under our other outstanding licenses. Our license income remained relatively constant at this lower level for the 2006 financial year. We do not expect license revenues in future periods to be as substantial as they were in prior periods.

Net Sales by Region

The following table sets forth our sales by region for the periods indicated. We categorize our sales geographically based on the location where the customer chooses to be billed. Delivery might be to another location and the customer may ship the products on for further use.

	For the financial year ended September 30,
	2004		2005		2006
	(in millions, except percentages)

Germany	€398	13%	€232	8%	€316	8%
Rest of Europe	343	12	333	12	482	12
North America	1,135	38	1,067	38	1,591	42
Asia/Pacific	1,001	33	1,091	38	1,174	31
Japan	131	4	102	4	252	7

Total	€3,008	100%	€2,825	100%	€3,815	100%

We experienced increased sales of specialty products, in particular to consumer electronics and game-console manufacturers, in the North America and Japan regions during the 2006 financial year. This resulted in a proportional increase relative to the other regions compared to the 2005 financial year.

Due to the recognition of the €118 million in revenue of the Asia/Pacific region relating to the ProMOS License agreement in the 2005 financial year, the percentage of net sales in the Asia/Pacific region is relatively high in the 2005 financial year. Without this license recognition the percentages of net sales on the Asia/Pacific region would have been 2% lower and closer to the 2004 percentage of 33%. The Rest of Europe region also includes other countries and territories in the rest of the world outside of the other listed geographic regions with aggregate sales representing no more than 2% of total sales in any period.

Cost of Goods Sold and Gross Margin

Our cost of goods sold consists principally of expenses relating to:

•	direct materials, principally raw wafers;

•	employee costs;

•	overhead, including maintenance of production equipment, indirect materials (such as photomasks) and royalties;

•	depreciation and amortization;

•	subcontracted assembly and testing services;

•	production support, including facilities, utilities, quality control, automated systems and management functions; and

•	foundry production (including chips we purchase from our Inotera joint venture).

In addition to factors that affect our revenues and those affecting the components of cost of goods sold listed above, the following factors, not all of which were material in the periods under review, affected our gross margin:

•	foreign currency conversion gains (or losses) on transactions in non-euro currencies and translations into euro;

•	amortization of purchased intangible assets;

•	product warranty costs;

•	provisions for excess or obsolete inventories; and

•	government grants, which we recognize over the remaining useful life of the related manufacturing assets.

Our purchases from our joint ventures and other associated and related companies, such as Inotera, amounted to €438 million in the 2006 financial year, €247 million in the 2005 financial year and €23 million in the 2004 financial year. In addition, we purchased €747 million in our 2006 financial year of inventory from our foundry partners compared to €273 million in our 2005 financial year and €91 million in our 2004 financial year. These amounts are included in cost of goods sold.

The following table sets forth our cost of goods sold and related data for the periods indicated.

	For the financial year ended
	September 30,
	2004	2005	2006
	(in millions, except percentages)

Cost of goods sold	€2,063	€2,164	€3,048
% of net sales	69%	77%	80%
Gross margin	31%	23%	20%

Cost of goods sold increased by €884 million, or 41% from €2,164 million in 2005 financial year to €3,048 million in 2006 financial year. The increase in our cost of goods sold was due primarily to:

•	higher bit shipments;

•	higher absolute costs from production ramp-up and increased purchases from foundries; and

•	exchange rate effects.

Offsetting these increases in part were improvements in our productivity.

Cost of goods sold increased by €101 million, or 5%, from €2,063 million in the 2004 financial year to €2,164 million in the 2005 financial year. The increase in our cost of goods sold was due primarily to:

• higher bit shipments; and

offsetting these increases in part were decreases related to:

• the Dresden 200mm transfer;

• exchange rate effects; and

• increases in our productivity.

Higher bit shipments.  The 79% increase in bit shipments in the 2006 financial year was due primarily to the ramp-up of production volumes at our Richmond 300mm facility, at Inotera and at those of our foundry partners manufacturing on 300mm wafers. In the 2006 financial year, we sourced in bits over 198% more chips from these partners than we had during the 2005 financial year. As discussed below, we believe that productivity improvements were partially responsible for holding the percentage increase in costs below the percentage increase in bit shipments, as was the spreading of our fixed costs against a greater level of bit shipments.

The 31% increase in bit shipments in our 2005 financial year led to an increase in material and personnel costs. As discussed below, we believe that productivity improvements were partly responsible for holding the percentage increase in costs below the percentage increase in bit shipments, as was the spreading of our fixed costs across greater bit shipments.

Higher absolute costs from production ramp-up and increased purchases from foundries.  While we expect our ongoing shift to production on 300mm wafers to lead to reduced manufacturing costs once the conversions are complete, during the 2006 financial year our gross margin was adversely affected by the increased depreciation and amortization charges of €175 million mainly associated with the commencement of production in our 300mm production facilities in Richmond, Virginia and the back-end manufacturing facility in Suzhou.

Increased average costs per wafer and personnel.  In addition to the general increases in materials and personnel costs that result from increased bit shipments, our migration to a higher proportion of production on 300mm wafers has led to increased costs per wafer. These larger wafers are more expensive per wafer than 200mm wafers, although due to the substantially higher bit output per 300mm wafer, the per bit costs for using these wafers are considerably lower. The personnel costs included in cost of goods sold also increased as we ramped up production in our 300mm facility in Richmond, Virginia.

Exchange rate effects.  The relative strength of the exchange rate of the U.S. dollar against the euro in the 2006 financial year, as compared to the 2005 financial year, increased the euro value of our costs that are denominated in U.S. dollars by approximately €45 million. This means that we would have incurred approximately €45 million less in costs of goods sold in our 2006 financial year, had the average exchange rates we use to translate our non-euro expenses into euros been the same in the 2006 financial year as they were in the 2005 financial year. However, given the increase in our net sales due to foreign exchange effects, foreign currency movements overall had a positive net effect on our gross margin during the 2006 financial year.

The depreciation of the U.S. dollar against the euro in the 2005 financial year reduced the euro value of our expenses that are denominated in dollars by approximately €40 million. This means that we would have incurred approximately €40 million more in costs of goods sold in our 2005 financial year had the average exchange rates we use to translate our non-euro expenses into euros been the same in the 2005 financial year as they were in the 2004 financial year. However, given the relatively large decline in our net sales due to foreign exchange effects, foreign currency movements overall had a negative net effect on our gross margin.

Dresden 200mm transfer.  In the 2005 financial year €72 million of the decrease in cost of goods sold related to the transfer of the Dresden 200mm facility. Following the transfer of this facility, we no longer included in our cost of goods sold the costs relating to the chips the facility produces for Infineon’s logic business. We did, however, begin paying Infineon a margin for the chips we began to purchase from Infineon. Although the transfer of the Dresden 200mm facility did impact both net sales and cost of goods sold, the net impact on our gross margin was not significant.

Productivity increase.  We achieved productivity improvements through the increased conversion of capacities to 110nm and 90nm process technologies and the increasing share of our chips produced on 300mm wafers. The ramp-up of 300mm capacities at our manufacturing facility at Richmond, Virginia, at our joint venture Inotera and at our foundry partner SMIC contributed to the increased share of production on 300mm wafers. Measured in wafer starts, 68% of our total production (including capacity sourced from our strategic and foundry partners) was on 300mm wafers in the 2006 financial year as compared to 53% of our production in the 2005 financial year.

In the 2005 financial year we achieved productivity improvements through the conversion of capacities from 140nm to 110nm process technology and the increasing share of our chips produced on 300mm wafers. The share of wafer starts based on 110nm technology increased from almost 50% in the 2004 financial year to more than 80% in the 2005 financial year. By the end of the 2005 financial year, we had begun mass production at the 90nm node, such that on average 3% of our DRAMs were being manufactured using that process technology, which improved to on average 22% at the end of the 2006 financial year.

Our gross margin decreased slightly during the 2006 financial year, falling to 20% from 23% in the 2005 financial year, primarily as a result of the lower level of license income. Excluding the changes in license income, our gross margins would have remained nearly unchanged. The sales price declines experienced in the first months of the 2006 financial year had an adverse impact on the gross margin. The recovery in prices in the later part of the year and our bit growth led to an increase in gross margin, particularly in the fourth quarter of the 2006 financial year. Since our average selling price declined at a faster rate than our cost per unit did during the 2005 financial year, our gross margin decreased, falling from 31% in the 2004 financial year to 23% in the 2005 financial year.

Research and Development (R&D) Expenses

Research and development (R&D) expenses consist primarily of salaries and benefits for research and development personnel, materials costs, depreciation and maintenance of equipment used in our research and development efforts and contracted technology development costs. Materials costs include expenses for development wafers and costs relating to pilot production activities prior to the commencement of commercial production. R&D expenses also include our joint technology development arrangements with partners such as Nanya.

The following table sets forth our R&D expenses and government subsidies for the periods indicated:

	For the financial year
	ended September 30,
	2004	2005	2006
	(in millions, except percentages)

Research and development expenses	€347	€390	€433
% of net sales	12%	14%	11%
Government subsidies	€25	€16	€17
% of net sales	1%	1%	*

*	less than 1%

In the 2006 financial year, research and development expenses increased by 11%, from €390 million to €433 million, due to our effort to strengthen the development capabilities with respect to the next generation of memory technologies and further diversification of our portfolio of memory products. We also paid €10 million for research services provided by Infineon in the 2006 financial year after the carve-out.

In the 2005 financial year, research and development expenses increased by 12%, from €347 million to €390 million, due to increased spending on the acceleration of the development of next generation memory technologies, the broadening of our overall portfolio of memory products and reduced government subsidies. We recognized less in government subsidies, which decreased from €25 million in the 2004 financial year to €16 million in the 2005 financial year, mainly due to the transfer to Infineon of the Dresden 200mm facility to which a portion of prior subsidies relates.

Some of our research and development projects qualify for subsidies from local and regional governments where we do business. If the criteria to receive a grant are met, the subsidies received reduce R&D expenses over the project term as expenses are incurred.

Selling, General and Administrative (SG&A) Expenses

Selling expenses consist primarily of salaries and benefits for personnel engaged in sales and marketing activities, costs of customer samples, non-R&D costs related to developing prototypes, other marketing incentives and related marketing expenses.

General and administrative expenses consist primarily of salaries and benefits for administrative personnel, non-manufacturing related overhead costs, consultancy, legal and other fees for professional services, and recruitment and training expenses.

The following table sets forth information on our selling, general and administrative expenses for the periods indicated.

	For the financial year ended September 30,
	2004	2005	2006
	(in millions, except percentages)

Selling, general and administrative expenses	€232	€206	€215
% of net sales	8%	7%	6%

During the 2006 financial year selling, general and administrative expenses increased by 4% as compared to the 2005 financial year, from €206 million to €215 million. The increase was driven by higher cost allocations from Infineon through April 30, 2006 and project costs related to the carve-out and IPO. We also paid €14 million for corporate services provided by Infineon in the 2006 financial year after the carve-out. In addition, in the 2006 financial year we had expenses of €8 million relating to stock based compensation, of which €3 million are included in selling, general and administrative expenses. The remainder are in other categories based on the cost centers of the employees concerned. These employees received these options on Infineon shares when they were Infineon employees in periods prior to our carve-out. We have not issued any options through September 30, 2006.

During the 2005 financial year, selling, general and administrative expenses declined by 11% from €232 million to €206 million as a result of lower cost allocations from Infineon reflecting mainly cost savings measures, particularly with respect to central services and information technology (IT).

Restructuring Charges

We did not incur any restructuring charges in the 2006 financial year. In the 2004 and 2005 financial years, we accrued charges of €2 million and €1 million, respectively, for restructuring and cost-saving efforts taken by Infineon, which included downsizing our workforce and consolidating certain functions and operations.

Other Operating Expense, Net

The following table sets forth information on our other operating expense, net for the periods indicated.

	For the financial year
	ended September 30,
	2004	2005	2006
	(in millions, except percentages)

Other operating expense, net	€194	€13	€60
% of net sales	6%	0%	2%

In the 2006 financial year other operating expense, net reflected expenses related to litigation settlement charges of €54 million as well as impairment charges of €9 million related to our decision to ramp down our flash production and NROM development activities. Other operating expense, net in the 2004 financial year related principally to charges from our settlement of an antitrust investigation by the U.S. Department of Justice, related settlements with customers and a related ongoing investigation in Europe. We accrued reserves in respect of these matters in the amount of €194 million in our 2004 financial year. Other operating expense in the 2005 financial year principally reflected expenses related to antitrust matters.

Equity in (Losses) Earnings of Associated Companies

The following table sets forth information on our equity in losses or earnings of associated companies for the periods indicated.

	For the financial year
	ended September 30,
	2004	2005	2006
	(in millions, except percentages)

Equity in (losses) earnings of associated companies	€(16)	€45	€80
% of net sales	(1)%	2%	2%

Our principal associated company is Inotera. Inotera is a DRAM manufacturer that we established as a joint venture with Nanya. Our equity in this venture’s earnings has been sensitive to fluctuations in the price of DRAM. Inotera contributed most of our equity in earnings from associated companies, which increased in the 2006 financial year, reflecting the increased volume production by this joint venture.

Gain on Associated Company Share Issuance

The following table sets forth information on Gain on associated company share issuance for the periods indicated.

	For the financial year
	ended September 30,
	2004	2005	2006
	(in millions, except percentages)

Gain on associated company share issuance	€2	€0	€72
% of net sales	0%	0%	2%

On March 17, 2006 Inotera successfully completed its initial public offering on the Taiwanese stock exchange of 200 million ordinary shares. On May 10, 2006 Inotera successfully completed a public offering on the Luxembourg stock exchange of 40 million global depositary shares (representing 400,000,000 common shares). As a result, our ownership was diluted from 45.9% to 36.0% while our proportional share of Inotera’s equity increased by €72 million. We reflected this gain as part of non-operating income during the 2006 financial year.

Other Non-Operating (Expense) Income, Net

The following table sets forth information on other non-operating expenses or income for the periods indicated.

	For the financial year
	ended September 30,
	2004	2005	2006
	(in millions, except percentages)

Other non-operating (expense) income, net	€(11)	€13	€8
% of net sales	0%	0%	0%

Other non-operating (expense) income, net consists of various items from period to period not directly related to our principal operations, including gains and losses on sales of marketable securities.

In the 2006 financial year, other non-operating income related principally to non-operating foreign currency transaction gains. In the 2005 financial year, other non-operating income, net included €18 million related principally to non-operating foreign currency transaction gains, which were partially offset by investment-related impairment charges of €6 million.

Other non-operating expense, net in the 2004 financial year consisted primarily of €7 million in non-operating foreign currency transaction losses, partially offset by €4 million in gains on sales of marketable securities, together with €7 million of investment-related impairment charges.

Earnings Before Interest and Taxes (“EBIT”)

We define EBIT as net income (loss) plus interest expense and income tax expense. EBIT is not defined under U.S. GAAP and may not be comparable with measures of the same or similar title that are reported by other companies. Under SEC rules, EBIT is considered a non-GAAP financial measure. It should not be considered as a substitute for, or confused with, any U.S. GAAP financial measure. We believe the most comparable U.S. GAAP measure is net income. Our management uses EBIT as a measure to establish budgets and operational goals, to manage our business and to evaluate its performance. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing. We report EBIT information because we believe that it provides investors with meaningful information about our operating performance in a manner similar to that which management uses to assess and direct the business. EBIT is not a substitute for net income, however, because the exclusion of interest and tax expense is not appropriate when reviewing the overall profitability of our company. Although EBIT is our primary measure of evaluating operating performance, we also evaluate the costs and benefits associated with various financing structures and the income tax consequences, where relevant and material independent of the operational assessment.

EBIT is determined from the consolidated statements of operations as follows:

	For the financial year
	ended September 30,
	2004	2005	2006
	(in millions, except percentages)

Net income (loss)	€(79)	€18	€74
Add: Income tax expense	211	86	114
Add: Interest expense, net	30	7	25

EBIT	€162	€111	€213

Interest Income (Expense), Net

We derive interest income primarily from cash, cash equivalents and marketable securities. Interest expense is primarily attributable to loans from Infineon and external banks and excludes interest capitalized on manufacturing facilities under construction.

The following table sets forth information on our net interest expense for the periods indicated.

	For the financial year
	ended September 30,
	2004	2005	2006
	(in millions, except percentages)

Interest expense, net	€(30)	€(7)	€(25)
% of net sales	(1)%	0%	(1)%
Capitalized interest	€9	€7	€0

Interest expense mainly relates to interest on amounts due to Infineon, net of interest earned. The increase in the 2006 financial year was due to higher average borrowings from Infineon.

Interest expense in the 2004 financial year included €21 million paid upon the redemption of the other investors’ ownership interests in the 300mm venture Infineon Technologies SC300 GmbH & Co. OHG (“SC300”) in Dresden, which we now refer to as our Dresden 300mm facility. Interest expense was partially reduced in both the 2004 and 2005 financial years as a result of capitalization of interest related to facilities under construction (principally Inotera and Richmond), as well as interest income from financial derivatives.

Income Taxes

The following table sets forth information on our income taxes for the periods indicated.

	For the financial year
	ended September 30,
	2004	2005	2006
	(in millions, except percentages)

Income tax expense	€(211)	€(86)	€(114)
% of net sales	(7)%	(3)%	(3)%
Effective tax rate	160%	83%	61%

We assess our deferred tax asset and the need for a valuation allowance pursuant to SFAS No. 109. As a result of this assessment, we have increased our deferred tax asset valuation allowance in our 2004, 2005 and 2006 financial years to reduce the net deferred tax asset to an amount that is more likely than not expected to be realized in future periods. Our effective tax rate in the 2005 financial year was substantially higher than our statutory tax rate due to increases in our valuation allowances, for losses which can not be utilized by us and have been retained by Infineon. In the 2006 financial year our effective rate was still higher than our statutory rate, but lower than in the 2005 financial year, as a result of reduced losses in jurisdictions for which tax benefits could not be recognized, since for certain jurisdictions losses prior to our carve-out could not be used to offset taxable income after our carve-out.

Net Income (Loss)

Our net income increased from €18 million in the 2005 financial year to €74 million in the 2006 financial year and improved from a net loss of €79 million in the 2004 financial year to net income of €18 million in the 2005 financial year.

Three And Nine months Ended June 30, 2007 Compared To Three And Nine months Ended June 30, 2006

Net Sales

The following table presents data on our net sales for the periods indicated.

			For the nine
	For the three months		months
	ended June 30,		ended June 30,
	2006	2007	2006	2007
	(in millions, except percentages)		(in millions, except percentages)

Net sales	€977	€740	€2,583	€2,897
Effect of foreign exchange over prior period		€(55)		€(238)
% of net sales		(7)%		(8)%

Our net sales in the nine months ended June 30, 2007 increased by €314 million, or 12%, from €2,583 million in the nine months ended June 30, 2006 to €2,897 million in the nine months ended June 30, 2007. Primarily responsible for this increase were:

•	substantially higher bit shipments.

Offsetting these increases in part were

•	decreases in our average selling prices for DRAM products, and

•	decreases related to exchange rate effects.

Increase in bit shipments.  Our bit shipments increased by 49% during the nine months ended June 30, 2007 compared to the nine months ended June 30, 2006 due to increasing manufacturing output and improved demand in all geographical regions. Demand for our products was especially high in the PC market, as PC makers increased the amount of DRAM per system (or “bits per box”), and we believe we gained market share in non-PC applications, in particular in the markets for DRAM products for infrastructure, graphics and mobile applications. During the nine months ended June 30, 2007, close to 63% of our capacities were converted to the 90nm and below technology nodes, compared to approximately 17% for the nine months ended June 30, 2006. With the ramp-down of our flash business, we have shifted additional capacities to DRAM.

Price decreases.  The nine month period ended June 30, 2007 was characterized by strong price declines for DRAM products. After remaining stable until the end of December 2006, prices declined significantly thereafter. We believe that a part of this price decline, especially towards the end of March 2007, was driven by seasonal demand weakness, the effects of an earlier build-up of inventories at original equipment manufacturers (OEMs) ahead of the introduction of the new Windows Vista computer operating system and capacity conversions from NAND to DRAM by some competitors, following severe price erosion in the NAND flash area. During the three months ended June 30, 2007 the price decline continued and was amplified by strong DRAM output growth across the industry driven, we believe, mostly by capacity increases and technology conversions to more efficient technologies.

During the nine months ended June 30, 2006, by contrast, average selling prices (for DDR2 memories in particular) first declined very substantially until the end of December 2005, due, we believe, to a mismatch caused by high worldwide production of DDR2 memories for which OEMs had not yet produced enough logic chipsets. DDR2 DRAMs then started to rebound in the following six months to June 30, 2006 as the corresponding chipsets became more available. The following graph shows the price declines in DRAM (expressed in 256Mb equivalents) from the beginning of our 2006 financial year through the end of the third quarter of our 2007 financial year on June 30, 2007.

(Source: WSTS)

Overall the average selling prices of our DRAM products were 17% lower in the nine months ended June 30, 2007 as compared to the nine months ended June 30, 2006, while our average selling prices declined by 48% during the three months ended June 30, 2007 compared to the three months ended June 30, 2006.

We continue to expect that prices for standard DRAM products will decline over time in line with the long-term trend across the industry as a whole. Such declines can sometimes be severe, as we experienced in the last six months. We intend to mitigate the impact of declining prices by reducing our costs per unit and continuing to diversify our product mix.

In the three months ended June 30, 2007, our share of bit shipments to non-PC applications was 49% due to seasonality in the consumer and infrastructure markets and stronger than expected bit growth in the PC market. However for the nine months ended June 30, 2007, our share of bit shipments to non-PC applications was 52%.

Exchange rate effects.  The U.S. dollar weakened against the euro in the first nine months of financial year 2007, with the average exchange rate for the period 8% lower than it was for the corresponding period of our 2006 financial year. This unfavorable U.S. dollar to euro exchange rate negatively affected our revenues during the nine months ended June 30, 2007. We have calculated the effects of this translation risk as follows: we would have achieved €238 million more in net sales in the nine months ended June 30, 2007, had the average exchange rates we used to translate our non-euro denominated sales into euros been the same in the nine months ended June 30, 2007 as they were in the nine months ended June 30, 2006.

Net Sales by Region

The following table sets forth our sales by region for the periods indicated.

Net sales by region

	For the three months ended				For the nine months ended
	June 30,				June 30,
	2006		2007		2006		2007
	(in millions, except percentages)				(in millions, except percentages)

Germany	€74	8%	€52	7%	€223	9%	€212	7%
Rest of Europe	142	14%	65	9%	331	13%	331	11%
North America	406	42%	244	33%	1,078	42%	1,093	38%
Asia/Pacific	312	32%	229	31%	837	32%	898	31%
Japan	43	4%	150	20%	114	4%	363	13%

Total	€977	100%	740	100%	€2,583	100%	2,897	100%

The increased sales in Japan during the nine months ended June 30, 2007 resulted from a strong growth in demand for our specialty products, in particular for graphics and consumer applications, as well as additional demand for standard DRAM products for PC applications during the nine months ended June 30, 2007. The decrease in sales in North America for the nine months ended June 30, 2007, as compared to the previous period, was primarily caused by OEM customers shifting their production to Asia. For practical purposes, the Rest of Europe region also includes other countries and territories in the rest of the world outside of the listed main geographic regions with aggregate sales representing no more than 2% of total sales in any period.

Cost of Goods Sold and Gross Margin

The following table sets forth our cost of goods sold and related data for the periods indicated.

			For the nine
	For the three months		months
	ended June 30,		ended June 30,
	2006	2007	2006	2007
	(in millions, except percentages)		(in millions, except percentages)

Cost of goods sold	€(762)	€(964)	€(2,158)	€(2,572)
% of net sales	78%	130%	84%	89%
Gross margin (loss)	22%	(30)%	16%	11%

Cost of goods sold increased by €414 million, or 19%, from €2,158 million in the nine months ended June 30, 2006 to € 2,572 million in the nine months ended June 30, 2007. As a percentage of net sales, cost of goods sold increased from 84% to 89% over the same period. The absolute increase in our cost of goods sold was due primarily to:

•	substantially higher bit shipments;

•	increased purchases from foundries; and

•	effects from inventory revaluation and reserves.

Offsetting these increases in part were:

•	improvements in our productivity; and

•	exchange rate effects.

Higher bit shipments.  The 49% increase in bit shipments in the nine months ended June 30, 2007 compared to the nine months ended June 30, 2006 was due primarily to the substantial increase in demand described above, which we met through further ramp-up of production volumes at our Richmond 300mm facility and higher purchases from foundries and joint ventures.

Increased purchases from foundries.  We report as cost of goods sold the cost of inventory purchased from our joint ventures and other associated and related companies such as Inotera. Our purchases from these affiliated entities amounted to €403 million in the nine months ended June 30, 2007 as compared to €330 million in the nine months ended June 30, 2006. In addition, we purchased €571 million of inventory from our foundry partners Winbond, SMIC and Infineon in the nine months ended June 30, 2007 compared to €557 million in the nine months ended June 30, 2006. In the nine months ended June 30, 2007, we sourced 58% of our chips from these partners as compared to 57% during the nine months ended June 30, 2006.

Inventory revaluation and reserves.  We value our inventory on a quarterly basis at the lower of cost or market value. If the market price declines below the full production cost of a particular product, then all inventories of that product are written down to its market price. For some of our products, the significant price decline in the three months ended June 30, 2007 resulted in the write-down of inventory to market value in an amount of €66 million in accordance with our policy. Due to the volatility of the DRAM market, write-downs of this nature may occur in periods of sharp price decline.

Improved productivity.  Similar to our 2006 financial year, we achieved productivity improvements through the increased conversion of capacities to 90nm, 80nm and 75nm process technologies and the increasing share of our chips produced on 300mm wafers. The ramp-up of 300mm capacities at our Richmond facility, our joint venture Inotera and our foundry partners SMIC and Winbond contributed to the increased share of production on 300mm wafers. Measured in wafer starts, 73% of our total production (including capacity sourced from our strategic and foundry partners) was on 300mm wafers in the nine months ended June 30, 2007 as compared to 67% of our production in the nine months ended June 30, 2006. We believe that productivity improvements, together with a larger sales volume over which our fixed costs are spread, permitted us to achieve a percentage increase in costs that was below the percentage increase in bit shipments.

Exchange rate effects.  The relative decrease of the exchange rate of the U.S. dollar against the euro in the nine months ended June 30, 2007, as compared to the equivalent period one year earlier, decreased the euro value of our costs that are denominated in U.S. dollars by approximately €139 million. This means that we would have incurred approximately €139 million more in costs of goods sold in our nine months ended June 30, 2007, had the average exchange rates we used to translate our non-euro expenses into euros been the same in the nine months ended June 30, 2007 as they were in the nine months ended June 30, 2006. However, considered together with the decrease in our net sales due to negative foreign exchange effects of €99 million, net, foreign currency movements overall had a negative net effect on our gross margin during the nine months ended June 30, 2007.

Our gross margin decreased to 11% during the nine months ended June 30, 2007, from 16% in the nine months ended June 30, 2006, primarily due to lower average selling prices and inventory write downs due to lower selling prices which could not be compensated by lower production cost per unit resulting from increased manufacturing productivity and lower transfer prices from foundry partners.

While average selling prices, especially for standard DRAM products, generally decline over time, they can display significant volatility from period to period. Our gross margin suffers in periods in which prices decline faster than we can reduce our unit costs and is stronger during periods when prices decrease more slowly or increase. Due to the significant decline in average selling prices in the three months ended June 2007, our gross margin decreased from 20% for the three months ended March 31, 2007 to a negative margin of 30% for the three months ended June 30, 2007.

Research and Development (R&D) Expenses

The following table sets forth our R&D expenses for the periods indicated.

			For the nine
			months ended
	For the three months ended June 30,		June 30,
	2006	2007	2006	2007
	(in millions, except percentages)		(in millions, except percentages)

Research and development expenses	€(110)	€(98)	€(325)	€(291)
% of net sales	11%	13%	13%	10%

In the nine months ended June 30, 2007, research and development expenses decreased by 10% to €291 million, from €325 million in the nine months ended June 30, 2006, due to the completion of R&D work on our 80nm and 75nm technology platforms. However, we do expect our R&D expenses to increase in the current and future quarters as we continue to invest in product design for our broadening product portfolio and in advanced technologies that support new and next generation of our products.

Selling, General and Administrative (SG&A) Expenses

The following table sets forth information on our selling, general and administrative expenses for the periods indicated.

			For the nine
			months ended
	For the three months ended June 30,		June 30,
	2006	2007	2006	2007
	(in millions, except percentages)		(in millions, except percentages)

Selling, general and administrative expenses	€(48)	€(48)	€(161)	€(140)
% of net sales	5%	6%	6%	5%

During the nine months ended June 30, 2007, selling, general and administrative expenses decreased by 13% as compared to the same period in the prior year. The primary reason for the decline was that during the nine months ended June 30, 2007 the combined costs under our post carve-out service agreements with Infineon and to build out our corporate functions were less than these costs and the costs Infineon allocated to us until our carve-out for the nine months ended June 30, 2006. We also incurred lower costs in the nine months ended June 30, 2007 than we did for the same period one year earlier for special projects, such as our carve-out and IPO.

Other Operating (Expense) Income, Net

The following table sets forth information on our other operating (expense) income, net for the periods indicated.

			For the nine
			months ended
	For the three months ended June 30,		June 30,
	2006	2007	2006	2007
	(in millions, except percentages)		(in millions, except percentages)

Other operating income (expense), net	€1	€4	€(13)	€7
% of net sales	0%	1%	1%	0%

Other operating (expense) income, net contains various items related to our operations, and may fluctuate from period to period due to the more or less infrequent nature of these items, which include subsidies, grants, insurance proceeds and accruals for legal matters. Other operating expenses, net for the nine months ended June 30, 2006 related principally to charges from our settlement of an antitrust investigation by the U.S. Department of Justice and related actions as well as a related ongoing investigation in Europe. Other operating income, net in the nine months ended June 30, 2007 related primarily to subsidies and proceeds from insurance claims.

Equity in Earnings of Associated Companies

The following table sets forth information on our equity in earnings of associated companies for the periods indicated.

			For the nine
			months ended
	For the three months ended June 30,		June 30,
	2006	2007	2006	2007
	(in millions, except percentages)		(in millions, except percentages)

Equity in earnings of associated companies	€11	€38	€38	€103
% of net sales	1%	5%	1%	4%

The equity in earnings of associated companies with financial year ends that differ by not more than three months from the Company’s financial year are recorded on a three month lag. This applies in particular to our joint venture Inotera Memories, which has a December 31 financial year end. In both periods, Inotera contributed most of our equity in earnings from associated companies, which increased in the three and nine months ended June 30, 2007, primarily due to the increased volume production by Inotera and the on average higher selling prices during the respective three and nine month Inotera periods ended March 31, 2007 compared to Inotera’s three and nine month periods ended March 31, 2006. Our equity in this venture’s earnings has been sensitive to fluctuations in the price of DRAM and we reflect changes in our equity in Inotera’s earnings by adjusting the portion of carrying value of our unsold inventory that we purchased from Inotera that represents our inter-company profit.

Gain on associated company share issuance

The following table sets forth information on our gain on associated company share issuance for the periods indicated.

			For the nine
			months ended
	For the three months ended June 30,		June 30,
	2006	2007	2006	2007
	(in millions, except percentages)		(in millions, except percentages)

Gain on associated company share issuance	€30	€0	€30	€0
% of net sales	3%	0%	1%	0%

On March 17, 2006 Inotera successfully completed an initial public offering (“IPO”) on the Taiwanese stock exchange of 200 million ordinary shares, representing 7.97% of its outstanding share capital before IPO, for an issuance price of NT$33 per ordinary share. As a result, the Company’s ownership interest was diluted from 45.9% to 41.4% while its proportional share of Inotera’s equity increased by approximately €30 million, which gain the Company recognized as part of non-operating income during the nine months ended June 30, 2006.

Other Non-Operating Income, Net

The following table sets forth information on other non-operating income for the periods indicated.

			For the nine
			months ended
	For the three months ended June 30,		June 30,
	2006	2007	2006	2007
	(in millions, except percentages)		(in millions, except percentages)

Other non-operating income, net	€3	€6	€9	€12
% of net sales	0%	1%	0%	0%

Other non-operating income, net consists of various items from period to period not directly related to our principal operations, including gains and losses on sales of marketable securities. In the nine months ended June 30, 2007, other non-operating income related principally to the valuation of derivatives, dividend income and a gain of €2 million on the sale of our investment in Ramtron, whereas in the nine months ended June 30, 2006, other non-operating income related principally to foreign currency transaction gains.

Earnings (Loss) Before Interest and Taxes (“EBIT”)

EBIT is a non-GAAP financial measure which is determined from our combined and consolidated statements of operations as follows:

	For the three months ended June 30,		For the nine months ended June 30,
	2006	2007	2006	2007
	(in millions, except percentages)		(in millions, except percentages)

Net income (loss)	€54	€(218)	€(82)	16
Add: interest expense (income)	€6	€(1)	€22	€(4)
Add: income tax expense (benefit)	€40	€(104)	€58	—

EBIT	€100	€(323)	€(2)	€12

Interest (Expense) Income, Net

The following table sets forth information on our net interest (expense) income, net for the periods indicated.

			For the nine
			months ended
	For the three months ended June 30,		June 30,
	2006	2007	2006	2007
	(in millions, except percentages)		(in millions, except percentages)

Interest (expense) income, net	€(6)	€1	€(22)	€4
% of net sales	(1)%	0%	(1)%	0%

Interest expense mainly relates to interest on short-term debt due to Infineon, while we earn interest income on cash and cash equivalents and marketable securities. Our interest expense decreased during the three and nine months periods ended June 30, 2007, due to our lower average borrowings from Infineon, as we repaid €48 million of outstanding debt to Infineon during the three months ended June 30, 2007 and a total of €344 million of outstanding debt to Infineon during the nine months ended June 30, 2007. We no longer have any outstanding debt to Infineon.

Income Taxes

The following table sets forth information on our income taxes for the periods indicated.

	For the three months ended June 30,		For the nine months ended June 30,
	2006	2007	2006	2007
	(in millions, except percentages)		(in millions, except percentages)

Income tax (expense) benefit	€(40)	€104	€(58)	€0
% of net sales	4%	(14)%	2%	0%
Effective tax rate	43%	32%	(242)%	0%

In the three and nine months ended June 30, 2007, our effective tax rate was lower than the combined German statutory tax rate of 39%. This resulted from income in jurisdictions with lower than average corporate tax rates, tax credits, and valuation allowances. In the three and nine months ended June 30, 2006, the effective tax rate did not fully reflect the income and loss, respectively, for the period due to deferred tax benefits that could not be recognized, because for certain jurisdictions losses prior to our carve out could not be used to offset taxable income after the carve-out.

On August 17, 2007, the Business Tax Reform Act of 2008 was enacted in Germany. This bill introduces several changes to the taxation of German business activities, including a reduction of the combined corporate and trade tax rate in Germany from approximately 39% to 30%. Most of the changes come into effect for our 2008 financial year. We are evaluating the impact of the Business Tax Reform Act of 2008 and expect to record a charge during the three months ending September 30, 2007, subject to the final analyis of deferred taxes as of that date, reflecting the reduction in value of our deferred tax assets in Germany.

In China, as a result of recently enacted tax reform legislation, a new uniform income tax regime will become effective from January 1, 2008. We incorporated these changes in our effective and deferred tax rate. This did not have a material impact on our results of operations or financial condition for the three and nine months ended June 30, 2007.

Net Income (Loss)

Our net result increased from a net loss of €82 million in the nine months ended June 30, 2006 to net income of €16 million in the nine months ended June 30, 2007.

Financial Condition

The following table sets forth selected items from our consolidated balance sheets for the periods indicated.

	As of	As of
	September 30	June 30
	2006	2007	Change(1)
	(in millions, except percentages)

Current assets	€2,807	€2,185	(22)%
Non-Current assets	€3,054	€3,179	4%

Total assets	€5,861	€5,364	(8)%

Current liabilities	€1,479	€1,106	(25)%
Non-current liabilities	€511	€450	(12)%

Total liabilities	€1,990	€1,556	(22)%

Shareholders’ equity	€3,871	€3,808	(2)%

(1)	Percentage changes from September 30, 2006 to June 30, 2007.

As of June 30, 2007, our current assets decreased significantly as compared to September 30, 2006 primarily due to lower trade accounts receivables, which resulted from lower revenues and faster collections in June 2007 compared to September 2006. Although bit production growth exceeded bit shipments during the nine months ended June 30, 2007, the reduction in our manufacturing cost and the write-down of inventory based on the market price decline in the three months ended June 30, 2007 caused a slight decrease in inventory compared to September 30, 2006. These effects were partially offset by investments made in marketable securities pending use in capital expenditures and an increase of other current assets mainly due to an increase of income tax refunds and the fair value of derivatives. Non- current assets increased slightly because increases from the combined effect of capital expenditures for our capacity expansion and equity in earnings of Inotera exceeded depreciation recorded during the nine months ended June 30, 2007.

As of June 30, 2007, current liabilities decreased substantially compared to September 30, 2006 primarily as a result of the full repayment of €344 million on our short-term loan due to Infineon and reduced current tax liabilities as a result of lower taxable income during the nine months ended June 30, 2007. In addition, trade accounts payable declined mainly due to reduced transfer prices from our foundries as result of the sharp decline of average selling prices in the DRAM market especially in the three months ended June 30, 2007 compared to the three months ended September 30, 2006. As of June 30, 2007, non-current liabilities decreased compared to September 30, 2006 mainly due to the reclassification of portions of long-term debt and other non-current liabilities approaching their current maturities to current liabilities.

As of June 30, 2007, our shareholders’ equity decreased to €3,808 million, mainly due to foreign currency translation losses affecting equity of €90 million during the nine months ended June 30, 2007, which were only partially offset by our net income of €16 million.

Liquidity

Cash Flows

Our consolidated statement of cash flows shows the sources and uses of cash during the reported periods. It is of key importance for the evaluation of our financial position. Although our combined and consolidated statements of operations and balance sheets include allocations of financial statement line items from Infineon’s financial statements, the combined and consolidated statements of cash flows are determined indirectly from these statements and do not reflect any additional allocations.

Cash flows from investing and financing activities are both indirectly determined based on payments and receipts. Cash flows from operating activities are determined indirectly from net income (loss). In accordance with U.S. GAAP, the line items on the cash flow statement that reflect changes in balance sheet items have been adjusted for the effects of foreign currency exchange fluctuations and for changes in the scope of consolidation. Therefore, they do not conform to the corresponding changes you will find on the balance sheets themselves.

	For the financial year			For the nine months
	ended September 30,			ended June 30,
	2004	2005	2006	2006	2007
			(in millions)

Net cash (used in) provided by operating activities	€693	€483	€297	€61	€769
Net cash used in investing activities	(1,048)	(971)	(772)	(725)	(724)
Net cash provided by (used in) financing activities	388	538	773	466	(343)
Effect of foreign exchange rate changes on cash and cash equivalents	—	5	2	4	(5)
Cash and cash equivalents at end of period	€577	€632	€932	€438	€629

Financial Year Ended September 30, 2006 Compared to Financial Year Ended September 30, 2005

Our operating cash flow in the 2006 financial year declined from an inflow of €483 million to a €297 million inflow. The reduction in cash generated was primarily due to increases in our trade accounts receivable, inventory and trade accounts payable, reflecting our sales growth. This was in part offset by our higher net income and by depreciation and amortization, which increased by €175 million mainly as a result of our new facilities in Richmond, Virginia and Suzhou.

Cash used in investing activities in both periods reflect the capital expenditures and investments in associated companies during both periods. Our cash used in investing activities was lower in the 2006 financial year, mainly because we had lower capital expenditures compared to the 2005 financial year, which was partially offset by increased investments in marketable securities.

Cash provided by financing activities in both periods relates principally to investments by and advances from Infineon and, in the 2006 financial year, our IPO proceeds of €415 million, net of offering costs and tax benefits thereon. Infineon advanced €484 million to us in the 2006 financial year, as compared to €500 million in the comparable period one year earlier. We repaid €163 million to Infineon in the 2006 financial year.

Financial Year Ended September 30, 2005 Compared to Financial Year Ended September 30, 2004

Our operating cash flow in the 2005 financial year was 30% less than in the 2004 financial year, falling from €693 million to €483 million. While our net income increased by €97 million in the 2005 financial year, this positive effect on operating cash flow was more than offset by a lower share of non-cash expenses including depreciation and amortization. Depreciation and amortization decreased by €224 million as a result of our transfer of the Dresden 200mm facility to Infineon. Changes in our usage of our working capital also reduced operating cash flow. Our inventory consumed an additional €172 million in working capital in the 2005 financial year (after releasing €73 million in the 2004 financial year), as higher production output increased our inventories. Our trade accounts payable also increased, primarily reflecting increased purchases from Inotera.

Cash used in investing activities in the 2005 financial year reflected increased capital expenditures compared to the 2004 financial year related principally to equipping our 300mm facilities in Dresden and Richmond, Virginia. This was partially offset by lower investments in associated companies, mostly in our Inotera joint venture.

Cash provided by financing activities in the 2005 financial year principally relates to investments by and advances from Infineon totaling €500 million, which were partly offset by the repayment of a €450 million loan entered into in connection with the expansion of our 300mm facility in Dresden. In the 2004 financial year, Infineon advanced €165 million to us.

Nine Months Ended June 30, 2007 Compared To Nine Months Ended June 30, 2006

Our operating cash flow improved substantially from an inflow of €61 million in the nine months ended June 30, 2006 to an inflow of €769 million in the nine months ended June 30, 2007. This was caused in part by our return to profitability after the nine months ended June 30, 2006. We earned net income of €16 million in the nine months ended June 30, 2007. However, our net loss in the three months ended June 30, 2007 negatively impacted our operating cash flow compared to the three months ended March 31, 2007. Depreciation and amortization decreased by €28 million mainly as a result of lower capital expenditures in former periods and certain equipment reaching the end of its depreciable life prior to the beginning of the 2007 financial year. Our operating cash flow during the three and nine months ended June 30, 2007 benefited substantially from the faster collection of trade accounts receivable.

Cash used in investing activities reflect the capital expenditures we made as we continued to invest in Property, Plant & Equipment during all periods. Our cash used in investing activities was stable in the nine months ended June 30, 2007 as purchases of marketable securities offset a temporary decrease in our investment in property, plant and equipment.

Cash used in financing activities during the nine months ended June 30, 2007 refers principally to the repayment of €344 million of short-term debt to Infineon. During the nine months ended June 30, 2006, financing was principally provided by investments by and advances from Infineon.

Free Cash Flow

We define free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Free cash flow is not defined under U.S. GAAP and may not be comparable with measures of the same or similar title that are reported by other companies. Under SEC rules, “free cash flow” is considered a non-GAAP financial measure. It should not be considered as a substitute for, or confused with, any U.S. GAAP financial measure. We believe the most comparable U.S. GAAP measure is net cash provided by operating activities. Since we operate in a capital-intensive industry, we report free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. It is not intended to represent residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. Free cash flow is a non-GAAP financial measure which is determined as follows from our combined and consolidated statements of cash flows:

	For the financial year			For the nine months ended
	ended September 30,			June 30,
	2004	2005	2006	2006	2007
			(in millions)

Net cash (used in) provided by operating activities	€693	€483	€297	€61	€769
Net cash used in investing activities	(1,048)	(971)	(772)	(725)	(724)
Net (proceeds) purchases of marketable securities	(17)	(1)	138	168	131

Free cash flow	€(372)	€(489)	€(337)	€(496)	€176

Free cash flow was negative in each financial year because capital expenditures exceeded the cash provided from operating activities. Prior to the carve-out this shortfall was financed principally by advances from Infineon and subsequent to the carve-out was financed by our available cash balances.

Our free cash flow in the three months ended June 30, 2007, was negative as result of the significant decline of our net sales due to the sharp decline of average selling prices in this period. Nevertheless in the nine months ended June 30, 2007 our free cash flow remained positive mainly due to our profitable operations in the first six months of our financial year and capital expenditures that were lower than cash provided from operating activities.

Net Cash Position

The following table presents our gross and net cash positions and the maturity of our debt. It is not intended to be a forecast of cash available to us in future periods.

	Payments due by period
		Less than					After
As of September 30, 2006	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years
	(in millions)

Cash and cash equivalents	€932	€932	€—	€—	€—	€—	€—
Marketable securities	138	138

Gross cash position	1,070	1,070

Less:
Long-term debt	151	—	21	21	21	21	67
Short-term debt and current maturities	344	344	—	—	—	—	—

Total financial debt	495	344	21	21	21	21	67

Net cash position	€575	€726	€(21)	€(21)	€(21)	€(21)	€(67)

Our gross cash position increased to €1,070 million at September 30, 2006, compared with €632 million at the prior year end. As part of Infineon, our historical capital structure was based on the assumption that our net cash position is zero. The capital structure attributed to us in connection with the preparation of the combined financial statements, based as it is on the business equity concept and without independent financing, is not indicative of the capital structure that we would have required had we been an independent company during the financial periods presented, and will almost certainly differ from our capital structure in the future.

Short-term debt consists of loans from Infineon totaling €344 million at September 30, 2006, which do not carry any restrictions on their use. These loans bear interest at floating rates determined by reference to market interest rates. Long-term debt principally consists of an unsecured loan from banks of €124 million at September 30, 2006, which is restricted to use in Module 2 of our backend facility in Porto, Portugal, and used primarily for the financing of R&D projects and construction at that facility. A €27 million note payable to a governmental entity in connection with our Richmond plant had been fully drawn as of September 30, 2006. These loans bear interest at a floating rate.

The following table presents our gross and net cash positions as of June 30, 2007:

As of June 30, 2007

Cash and cash equivalents	€629
Marketable securities	263

Gross cash position	892

Less:
Long-term debt	128
Short-term debt and current maturities	21

Total financial debt	149

Net cash position	€743

To secure our cash position and to maintain flexibility with regards to liquidity, we have implemented a risk management policy with risk limits with respect to counterparty, credit rating, sector, duration, credit support and type of instrument. See note 30 to the combined and consolidated financial statements included elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference.

Capital Requirements

We require capital in our 2007 financial year to:

•	finance our operations;

•	make scheduled debt payments;

•	settle contingencies if and when they occur; and

•	make planned capital expenditures.

We expect to meet these requirements through:

•	cash flow generated from operations;

•	cash on hand and securities we can sell;

•	available credit facilities;

•	the proceeds from the IPO; and

•	capital market and other financing transactions in which we may engage in the future.

As of September 30, 2006, we required funds for the 2007 financial year aggregating €1,175 million. This consisted of €831 million for commitments and our €344 million shareholder loan from Infineon Technologies Holding B.V., which we fully repaid by April 2007. In addition, known contingencies as of September 30, 2006 totaled €113 million. We also plan to invest approximately €900 million in capital expenditures during the 2007 financial year (of which €379 million had been otherwise committed as of September 30, 2006). We had a gross cash position (which we define as cash and cash equivalents plus marketable securities) of €1,070 million as of September 30, 2006 and €892 million as of June 30, 2007. Our sources of funding, in addition to this cash position, include our cash flows from operations (we generated cash flows from operations of €297 million in our 2006 financial year and €769 million during the nine months ended June 30, 2007) and our ability to draw €250 million from our revolving credit facility described below. We can also draw, for short-term purposes, on the working capital lines we maintain in several locations in an aggregate amount of €166 million; there were no amounts outstanding under these facilities as of June 30, 2007. We are also exploring whether other kinds of longer term financing transactions may be arranged on favorable terms. One kind of transaction that is common in our industry is sale and leaseback transactions involving manufacturing equipment. We are currently discussing with several market participants potential transactions of this nature involving some of our equipment. As these discussions are at an early stage, we cannot predict whether these or similar transactions will be attractive for us or when or whether we will engage in this kind of financing.

Commitments and Contingencies

The following table sets forth information on our commitments and known contingencies by due date or expiration.

	Payments due/expirations by period(1)
		Less than					After
As of September 30, 2006(2)(3)	Total	1 year	1-2 years	2-3 years	3-4 years	4-5 years	5 years
	(in millions)

Other contractual liabilities reflected on the balance sheet:
Settlement for antitrust related matters(4)	€88	€24	€22	€22	€20	€—	€—

Contractual commitments:
Operating lease payments	€107	€27	€26	€24	€9	€8	€13
Unconditional purchase commitments(5)	954	738	50	38	38	40	50
Other long-term commitments	132	66	66	—	—	—	—

Total contractual commitments	€1,193	€831	€142	€62	€47	€48	€63

Other contingencies:
Guarantees(6)	€71	€—	€2	€7	€—	€9	€53
Contingent government grants(7)	452	113	111	18	43	22	145

Total contingencies	€523	€113	€113	€25	€43	€31	€198

(1)	The above table should be read together with note 31 to our combined and consolidated financial statements.

(2)	Certain payments of obligations or expiration of commitments that are based on the achievement of milestones or other events that are not date-certain are included in this table, based on our estimate of the reasonably likely timing of payments or expirations in each particular case. Actual outcomes could differ from those estimates.

(3)	Product purchase commitments associated with capacity reservation agreements are not included in this table, since the purchase prices are based in part on future market prices, and are accordingly not quantifiable as of September 30, 2005 and 2006. Purchases under these agreements aggregated approximately €1,185 million for the 2006 financial year and €520 million for the 2005 financial year.

(4)	These amounts are recorded as other current or other non-current liabilities on our balance sheet and reflect payments to be made under settlement agreements relating to antitrust matters.

(5)	Primarily purchase orders that have been placed with suppliers of fixed assets, raw materials and services. Fixed price orders for products from our foundry partners are also shown here.

(6)	Guarantees are mainly issued by the parent company for the payment of import duties, rentals of buildings, contingent obligations related to government grants received.

(7)	“Contingent government grants” refers to amounts previously received that are related to the construction and financing of certain production facilities, but that are not guaranteed otherwise. These could be repayable if the total project requirements are not met.

Capital Expenditures

	For the financial year
	ended September 30,			For the nine months ended June 30
	2004	2005	2006	2006	2007
	(in millions)

Purchases of property, plant and equipment	€770	€926	€686	€571	€601

As of September 30, 2006, approximately €379 million of capital expenditures have been committed and included in unconditional purchase commitments for the 2007 fiscal year. Due to the lead times between ordering and delivery of equipment, a substantial amount of capital expenditures typically is committed well in advance. The majority of these expected capital expenditures will be made in our front-end and back-end manufacturing facilities.

Our capital expenditures in the 2004 financial year consisted primarily of capacity increases at our 300mm facility in Dresden and the recommencement of the expansion of capacity in our 300mm fab in Richmond, Virginia. In the 2005 financial year, we completed the construction of the 300mm fab in Richmond and ramped up production there. We also invested in our back-end venture in Suzhou.

In March 2007, we announced plans to expand capacity at our back-end manufacturing facility in Suzhou, China for which we expect capital expenditures of €250 million over the next three years. We also plan to invest up to €150 million over the next five years to build a new DRAM module manufacturing facility in Johor, Malaysia. In April 2007, we also announced plans to construct a new front-end manufacturing facility in Singapore, for which we plan to invest approximately €2 billion over the next five years.

Our capital expenditures for the nine months ended June 30, 2007, consisted primarily of equipment upgrades at our 300mm facility in Dresden and capacity expansion at our 300mm fab in Richmond, Virginia. For the 2007 financial year, we expect capital expenditures of approximately €900 million. In a further response to the recent market weakness we have reduced our planned capital expenditures for the 2008 financial year to a range between €650 million to €750 million.

Credit Facilities

We have historically relied (directly or indirectly) on Infineon to provide financing for a portion of our financing and capital requirements. Under our Master Loan Agreement with Infineon Technologies Holding B.V., we had $435 million (€344 million) drawn at September 30, 2006 with initial maturities in July and August 2007. We fully repaid this shareholder loan by April 2007. We have also agreed not to draw further amounts under the agreement.

In addition we have established both short- and long-term credit facilities with a number of different financial institutions in order to meet our anticipated funding requirements. We have the ability to draw €250 million from our revolving credit facility described below. We can also draw, for short term purposes, on the working capital lines we maintain in several locations in an aggregate amount of €166 million as of June 30, 2007; there are no amounts outstanding under these facilities.

In August 2006 we entered into a multicurrency revolving loan facility in an aggregate principal amount of €250 million which has been committed to us. Affiliates of several of the underwriters of this offering act as mandated lead arrangers of this facility. The original maturity of the facility had been three years from the date of our initial public offering, and was extended for one additional year in June 2007. We entered into this facility primarily as a source of backup liquidity. Loans made under the facility, which may be used for our working capital requirements and/or general corporate purposes may have various maturities, ranging from one to twelve months, or longer as agreed by the parties. Under the facility, loans may be extended to our company or, with a guarantee from our company, to those of our subsidiaries identified in the agreement.

The facility contains several covenants, agreements and financial ratios customary for such transactions including the following:

•	Negative pledge;

•	Limitation on indebtedness;

•	Restriction on asset dispositions;

•	Limitations on mergers and reorganizations;

•	Required maintenance of minimum liquidity levels and financial ratios; and

•	Limitation on dividend payments.

Loans under the facility will bear interest at either EURIBOR or LIBOR, depending on the currency borrowed, plus a margin based in part on a measure of our earnings. If we issue senior unsecured bonds, or if we provide a senior guarantee for such bonds issued by a finance subsidiary, we will have to repay any outstanding amounts we have borrowed under the facility and redraw them from our subsidiary Qimonda Holding B.V. prior to the bonds’ issuance. In that case, we will also have to use all commercially reasonable efforts to arrange for the transfer of our interest in Inotera Memories, Inc. to our subsidiary Qimonda Holding B.V.

The facility is subject to a provision permitting lenders to terminate their advances if a person or group of persons, acting in concert, other than Infineon, gains either 35% of our company’s voting power or other indices of control or share ownership exceeding 35% of our issued share capital.

Subject to conditions in the capital markets, we expect from time to time during the period after this offering (but subject to the lock-up agreement we have agreed with the underwriters for this offering) to consider engaging in additional financing transactions.

A €124 million non-recourse project financing facility for the expansion of the Porto, Portugal manufacturing facility was executed in May 2005. As of June 30, 2007, this facility was fully drawn. This loan is on the books of the Porto entity, which was transferred to us as part of the carve-out.

A €25 million note payable to a government entity in connection with our Richmond plant had been fully drawn as of June 30, 2007.

At September 30, 2006 and June 30, 2007, we were in compliance with our debt covenants under the relevant facilities.

We plan to fund our working capital requirements from cash provided by operations, available funds, bank loans, other potential financing transactions, government subsidies and, if needed, the issuance of additional debt or equity securities. We have also applied for governmental subsidies in connection with certain capital expenditure projects, but can provide no assurance that such subsidies will be granted on a timely basis or at all. We can provide no assurance that we will be able to obtain additional financing for our research and development, working capital or investment requirements or that any such financing, if available, will be on terms favorable to us.

Taking into consideration the financial resources available to us, including our internally generated funds and currently available borrowing facilities, we believe that we will be in a position to fund our capital requirements for the remainder of the 2007 financial year.

Pension Plan Funding

Our company’s projected benefit obligation, which considers future compensation increases, amounted to €56 million at September 30, 2006, compared to €65 million at September 30, 2005. The fair value of plan assets as of September 30, 2006 was €27 million, compared to €34 million as of September 30, 2005.

We have estimated the return on plan assets for the next financial year to be 5.86% for domestic plans and 6.41% for foreign plans. The actual return on plan assets between the last measurement dates amounted to 4.40% for domestic plans and 6.40% for foreign plans, compared to the expected return on plan assets for that period of 6.47% for domestic plans and 6.63% for foreign plans.

At September 30, 2005 and 2006, the funding status of our domestic and foreign pension plans reflected an underfunding of €31 million and €29 million, respectively, and we recognized these amounts on our balance sheets on those dates net of unrecognized actuarial losses of €4 million and €7 million, respectively. As the value of our expected future benefits payable over the years through 2016 was €12 million on September 30, 2006, we do not perceive a need to increase our plan funding in the immediate future.

Our investment approach with respect to the pension plans involves employing a sufficient level of flexibility to capture investment opportunities as they occur, while maintaining reasonable parameters to ensure that prudence and care are exercised in the execution of the investment program. The pension plans’ assets are invested with an investment manager in co-operation with an investment consultant. Considering the duration of the underlying liabilities, a portfolio of investments of plan assets in equity securities, debt securities and other assets is targeted to maximize the long-term return on plan assets for a given level of risk. Investment risk is monitored on an ongoing basis through periodic portfolio reviews, meetings with investment managers and liability measurements. Investment policies and strategies are periodically reviewed to ensure the objectives of the plans are met considering any changes in benefit plan design, market conditions or other material items.

Our asset allocation targets for pension plan assets are based on our assessment of business and financial conditions, demographic and actuarial data, funding characteristics, related risk factors, market sensitivity analyses and other relevant factors. The overall allocation is expected to help protect the plans’ level of funding while generating sufficiently stable real returns (i.e., net of inflation) to meet current and future benefit payment needs. Due to active portfolio management, the asset allocation may differ from the target allocation up to certain limits. As a matter of policy, our pension plans are not be permitted to invest in our company or Infineon Technologies AG shares. The Qimonda Pension Trust has adopted an asset allocation strategy similar to that of the Infineon Pension Trust, which employs a mix of active and passive investment management programs. In September and October 2006 Infineon Pension Trust transferred €26 million of cash to the Qimonda Pension Trust for use in funding these pension benefit obligations, thereby reducing accrued pension liabilities. In October the Qimonda Pension Trust has invested this cash in a diversified portfolio of investments aimed at maximizing long term returns.

Research and Development

Research and development form a significant part of our operations. Our research and development expenses were €433 million in the 2006 financial year and €390 million in the 2005 financial year. In the first nine months of our 2007 financial year, our research and development expenses were €291 million compared to €325 million in the first nine months of our 2006 financial year. We plan to make research and development expenditures in the range of €410 million to €430 million during the 2007 financial year. We intend to fund these expenditures in the normal course of business through cash provided by operating activities. For a description of our research and development policies, please see “Our Business — Research and Development.”

Quantitative and Qualitative Disclosure About Market Risk

Market risk is the risk of loss related to adverse changes in market prices, including commodity prices, foreign exchange rates and interest rates, of financial instruments. We are exposed to various financial market risks in our ordinary course of business transactions, primarily from changes in commodity prices, foreign exchange rates and interest rates. We use derivative instruments to manage these risks. Since the carve-out from Infineon, Qimonda has set up a separate financial risk management function. We enter into diverse financial transactions with several counterparties to limit our risk. Derivative instruments are only used for hedging purposes and not for speculative purposes. You should read the following discussion of the categories of market risk to which we are exposed in conjunction with notes 2, 29 and 30 to our combined and consolidated financial statements.

Commodity Price Risk

A significant portion of our business is exposed to fluctuations in market prices for standard DRAM products. For these products, the sales price responds to market forces in a way similar to that of other commodities. This price volatility can be extreme and has resulted in significant fluctuations within relatively short time-frames. We attempt to mitigate the effects of volatility by continuously improving our cost position, by entering into new strategic partnerships and by focusing our product portfolio on application-specific products that are subject to less volatility, such as DRAM products for infrastructure, graphics, mobile and consumer applications.

We are also exposed to commodity price risks with respect to raw materials used in the manufacture of our products. We seek to minimize these risks through our sourcing policies (including the use of multiple sources, where possible) and our operating procedures.

We do not use derivative financial instruments to manage any exposure to fluctuations in commodity prices remaining after the operating measures we describe above.

Foreign Exchange Rate Risk

Although we prepare our combined and consolidated financial statements in euro, most of our sales volumes, as well as slightly over one-half of our costs, (primarily those relating to design, manufacturing, selling, marketing, general and administrative functions, and research and development of products), are denominated in other currencies, primarily U.S. dollars. The portions of our sales and expenses denominated in currencies other than the euro are exposed to exchange rate fluctuations in the values of these currencies relative to the euro. We are therefore subject to both transaction and translation risk. For more information on these risks, please refer to “— Factors that Affect our Results of Operations — Exchange Rate Fluctuations”. Exchange rate fluctuations may have substantial effects on our sales, our costs and our overall results of operations. Although the U.S. dollar was weaker on September 30, 2006 than it had been one year earlier, the average exchange rate of U.S. dollars for euro over the 2006 financial year was stronger, increasing 3% from U.S. $1.00 = €0.7869 to U.S. $1.00 = €0.8117. During the first nine months of the financial year, by contrast, the average exchange rate decreased by 7% from U.S. $1.00 = €0.8117 to U.S. $1.00 = €0,7584.

The table below provides information about derivative financial instruments as of September 30, 2006 and as of June 30, 2007, including those foreign currency forward contracts sensitive to changes in foreign currency exchange and interest rates. For foreign currency forward contracts related to certain sale and purchase transactions, the table presents the notional amounts and the weighted average contractual foreign exchange rates.

The euro equivalent notional amounts in millions and fair values of our derivative instruments as of September 30, 2006 and as of June 30, 2007 are as follows:

	As of		As of
	September 30,		June 30,
	2006		2007
	Notional	Fair	Notional	Fair
	amount	value	amount	value
		(in millions)

Forward contracts sold:
U.S. dollar	€168	€(1)	€507	€4
Japanese yen	26	—	—	—
Forward contracts purchased:
U.S. dollar	17	—	—	—
Japanese yen	22	—	83	(3)
Singapore dollar	3	—	6	—
Malaysian ringgit	5	—	10	—
Other currencies	—	—	2	—
Currency options sold:
U.S. dollar Call	—	—	—	—
U.S. dollar Put	—	—	—	—
Currency options purchased:
U.S. dollar Call	—	—	—	—
U.S. dollar Put	—	—	—	—
Other	94	5	107	16

Fair value, net		€4		€17

Before our carve-out occurred, these financial instruments were financial instruments of Infineon that were specifically identified to the Memory Products business. We have entered into our own financial instruments for hedging purposes.

Our policy with respect to limiting short-term foreign currency exposure generally is to economically hedge at least 75% of our estimated net exposure for a minimum period of two months in advance and, depending on the nature of the underlying transactions, a significant portion of the period thereafter. Our foreign currency exposure resulting from differences between actual and forecasted amounts cannot be mitigated. We calculate this net exposure on a cash-flow basis taking into account balance sheet items, actual orders received or made and all other planned revenues and expenses.

We record our derivative instruments according to the provisions of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended.

SFAS No. 133 requires all derivative instruments to be recorded on the balance sheet at their fair value. Gains and losses resulting from changes in the fair values of those derivatives are accounted for depending on the use of the derivative instrument and whether it qualifies for hedge accounting. Our economic hedges are generally not considered hedges under SFAS No. 133. We report these derivatives at fair value in our combined and consolidated financial statements, with changes in fair values recorded on our statement of operations.

In the 2006 financial year, our allocated foreign exchange transaction gains amounted to €2 million and were offset by losses from our economic hedge transactions of €4 million, resulting in a net loss of €2 million. This compares to foreign exchange gains of €18 million, offset by hedging losses of €1 million, resulting in a net gain of €17 million in the 2005 financial year. During the nine months ended June 30, 2007, we had net foreign exchange losses of €11 million compared to net losses of €5 million during the nine months ended June 30, 2006. For purposes of the carve-out, foreign exchange gains and losses were allocated based on Infineon’s segments’ proportions of total costs.

Interest Rate Risk

We are exposed to interest rate risk through our fixed term deposits and loans. Due to the high volatility of our core business and to maintain high operational flexibility, we have historically kept a substantial amount of cash and cash equivalents. These assets are mainly invested in instruments with contractual maturities ranging from three to twelve months, bearing interest at short-term rates. To reduce the risk caused by changes in market interest rates, we attempt to align the duration of the interest rates of our debts and current assets by the use of interest rate derivatives. We had no outstanding interest rate derivatives at June 30, 2007. However, we anticipate making use of such instruments depending on the nature of our debt financing in the future.

Fluctuating interest rates have an impact on parts of our financial instruments such as cash and marketable securities as well as our interest-bearing debt obligations.

Based on our long and short term debt outstanding on June 30, 2007 and the interest rates in effect at that time for those loans a 1% increase or decrease in our overall interest rate environment would (keeping all other variables constant) have increased or decreased our annualized debt service cost by an estimated €2 million.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements other than operating leases in respect of office space, manufacturing land and office equipment including PCs and workstations. As of September 30, 2006, we had contractual commitments for operating lease payments of €107 million. As of June 30, 2007, those contractual commitments decreased to €104 million.

Outlook

Our revenues are a function of the bit volume we ship and the selling price we achieve for our products. While we have an influence over our production growth, through capacity additions and productivity improvements, our sales volume depends on the extent to which our product offerings match market demand. Our selling prices are a function of the supply and demand relationship in the DRAM market. These market forces are beyond our control and accordingly, we can not reliably estimate what these future sales prices, and the resulting revenues and the contribution to our earnings will be.

In the fourth quarter of the 2007 financial year, we expect our bit production to grow by 15% to 20%, mainly based on increased in-house and partner capacities and continued productivity improvements from the ongoing conversion to 80nm and 75nm technologies. We target a share of bit shipments to non-PC applications around 50% for the fourth quarter, and expects the trend of strong demand for PC-related products to continue.

For the full 2007 financial year, we expect bit demand for DRAM to be driven by the continued strong growth in graphics, consumer and communication applications, by price elasticity and the move to higher density modules in the PC market. For the 2007 financial year, we continue to estimate an increase in bit production of between 60% and 70%. We expect our share of bit shipments to non-PC applications to be more than 50% for the full financial year.

We are continuously taking steps to reduce our cost-per-bit in manufacturing, such as the introduction of advanced process technologies featuring smaller die-sizes, the ramp-up of more productive 300-mm capacities and other cost savings and productivity improvement measures. By the fourth quarter of our current financial year we expect 75% of our manufacturing capacity to be using 90nm and smaller die sizes, and we are targeting that 50% of our capacity will be using 80nm and smaller die sizes by the end of calendar year 2007.

We expect to make capital expenditures in the 2007 financial year of approximately €900 million. In a further response to the recent market weakness we have reduced our planned capital expenditures for the 2008 financial year to a range between €650 million to €750 million. In the years thereafter our aim is to have capital expenditures of approximately 15% to 25% of revenues on average over the DRAM cycle.

Depreciation and amortization is estimated to range between €650 million and €750 million for the 2007 financial year, and between €700 million and €800 million for the 2008 financial year. For the years thereafter depreciation and amortization is expected to be in line with capital expenditures.

Research and development expenses are anticipated to be between €410 million and €430 million for the 2007 financial year, and between €480 million and €520 million for the 2008 financial year. In the years thereafter our aim is to have research and development expenses of approximately 10% of sales on average over the DRAM cycle.

Selling, general and administrative expenses are expected to range between €200 million and €220 million for the 2007 financial year, and between €210 million and €230 million for the 2008 financial year. In the years thereafter our aim is to have selling, general and administrative expenses of approximately 5% of sales on average over the DRAM cycle.

We anticipate that our number of employees will increase moderately in certain areas in the coming year due to the expansion of our business and the diversification of our product portfolio.

Historically we have received financing from our parent company, Infineon Technologies. As of June 30, 2007, we have fully repaid the balance of the short-term loan from Infineon Technologies.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces the Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. We adopted SFAS No. 154 on October 1, 2006. The adoption of SFAS No. 154 did not have a significant impact on our consolidated financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation 48, “Accounting for Income Tax Uncertainties” which defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the de-recognition measurement and classification of income tax uncertainties, along with any related interest and penalties. Interpretation No. 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of Interpretation No. 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are in the process of determining the impact, if any, that the adoption of Interpretation No. 48 will have on our consolidated financial position and results of operations.

In September 2006, the FASB released SFAS No. 157, “Fair Value Measurements”, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard also responds to investors’ requests for more information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for financial years beginning after November 15, 2007, and interim periods within those financial years. SFAS No. 157 is effective for us for financial years beginning after October 1, 2008, and interim periods within those financial years. We are in the process of evaluating the impact that the adoption of SFAS No. 157 will have on our consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization (“Recognition Provision”). SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions (“Measurement Date Provision”). We currently measure the funded status of our plans annually on June 30. The Recognition Provision of SFAS No. 158 is effective for us as of the end of the fiscal year ending September 30, 2007, and the Measurement Date Provision is effective for us as of the end of the fiscal year ending September 30, 2009. As of September 30, 2006 the application of the Recognition Provision of SFAS No. 158 would have resulted in an increase in other long-term liabilities of €7 million, an increase in non-current deferred tax assets of €3 and an increase in accumulated other comprehensive loss of €4 million. We do not expect the application of the Measurement Date Provision of SFAS No. 158 annually on September 30 to have a significant impact on our results of operations or financial position.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the year of adoption. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006, with earlier adoption encouraged. We do not expect that the adoption of SAB No. 108 will have a significant impact on our consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities and other eligible items at fair value, which are not otherwise currently required to be measured at fair value. Under SFAS No. 159, the decision to measure items at fair value is made at specified election dates on an irrevocable instrument-by-instrument basis. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront cost and fees associated with the item for which the fair value option is elected. Entities electing the fair value option are required to distinguish on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. If elected, SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted provided that the entity also early adopts all of the requirements of SFAS No. 157. We are currently evaluating whether to elect the option provided for in this standard.

THE SEMICONDUCTOR MEMORY INDUSTRY

Semiconductor devices, generally referred to as integrated circuits, or ICs, enable a wide variety of everyday electronic products and systems to capture, process, store and transmit data. In addition to their familiar use in computers, semiconductors also increasingly enable or control functions in mobile telephones, digital still cameras, digital audio players, GPS devices, DVD recorders, digital TVs, electronic gaming consoles and other telecom, consumer, automotive and industrial electronic devices.

Semiconductor devices generally fall within three broad categories: processors, which process instructions; logic devices, which capture, manipulate and transmit data or monitor or control functions within electronic devices; and memory devices, which store data in digital form. Electronic devices generally require a combination of processing, logic and memory functions. Although these may be combined on a single chip, the three are more typically produced on separate chips and then integrated in a module or chipset or in an end product through hardware and software interfaces.

There are three major types of semiconductor memory:

•	Dynamic Random Access Memory, or DRAM, products, which are the most common volatile memories. A “volatile” memory IC retains information only while electrical power is switched on, while a “non-volatile” memory IC retains its data content after the power supply is switched off. DRAM products offer large densities at low cost with relatively fast access times and virtually unlimited endurance for the life of the product. They are “dynamic” because they must be electronically refreshed frequently in order to retain the stored data;

•	“Flash” memory products, which are non-volatile memories offering large densities at low cost with slower access times and limited endurance; and

•	Static Random Access Memory, or SRAM, products, which are volatile memories offering low densities at relatively higher cost with very fast access times and virtually unlimited endurance for the life of the product.

DRAM manufacturers can sell either individual DRAM chips, known as dies, or components, which are packaged dies, or DRAM modules, which are printed circuit boards generally containing between four and thirty-six components.

According to Gartner, DRAM sales in calendar year 2006 were $34 billion, representing 56% of the $61 billion semiconductor memory industry, which in turn represented 23% of the $263 billion semiconductor industry. Sales of NAND flash memory reached $14 billion or 22% of the semiconductor memory industry in calendar year 2006.

Semiconductor Memory Product Features

The increasing complexity of the electronic devices in which memory ICs are used, including the ever more sophisticated software needed to operate them, has required growing amounts of memory to permit efficient and high-speed operation. At the same time, many of these electronic devices are themselves becoming smaller or more portable, with limited room to accommodate, and limited power to operate, the additional semiconductors they contain. These factors have driven continuous efforts to improve semiconductor design and process technologies over the years to enable manufacturers to produce ever smaller, more complex and more powerful memory products at a lower cost-per-megabit.

The principal technical features that DRAM suppliers have focused on to meet these requirements are:

Memory density

Density of a DRAM chip is the amount of data it can store and is usually measured in megabits (Mb) or gigabits (Gb). Density of a DRAM module is measured in megabytes (MB) and gigabytes (GB), where each byte contains eight bits. DRAM chips are currently offered in a variety of densities for different end uses, generally ranging from 4Mb to 2Gb per chip, or 128MB to 8GB per module for high-end modules. In recent years, the maximum density of standard DRAM chips has generally doubled every 24 months. Smaller amounts of older generations of DRAM (4Mb, 16Mb, 64Mb and 128Mb densities) continue to be supplied for applications where memory density is less critical, such as printers. The industry has migrated from a 256Mb standard density to a 512Mb standard density. According to Gartner, the percentage of standard chips produced with 512Mb was 14% in calendar year 2004 and increased to 75% in 2006.

The following table shows the percentage of worldwide DRAM bit shipments in the period from 2000 to 2006 according to Gartner.

	Year ended December 31
	2000	2001	2002	2003	2004	2005	2006

4Mb	0.3%	0.1%	0.1%	—	—	—	—
16Mb	5.9%	2.4%	1.5%	0.8%	0.7%	0.4%	0.3%
64Mb	51.4%	16.8%	7.0%	3.8%	2.5%	1.3%	0.9%
128Mb	37.3%	61.8%	35.7%	14.2%	7.7%	4.2%	2.5%
256Mb	5.0%	18.8%	55.5%	78.9%	74.0%	48.0%	17.9%
512Mb	—	—	0.2%	2.2%	14.3%	43.2%	74.9%
1Gb	—	—	—	0.1%	0.9%	2.8%	3.5%
2Gb	—	—	—	—	—	—	0.1%

Data transfer rates and interfaces

Data transfer rate is the rate at which the IC transfers data and is usually measured either in megabytes per second or by the clock frequency, which is measured in megahertz. DRAM interfaces have constantly developed towards increasing the data transfer rate from the DRAM to a device’s CPU, or central processing unit, over the last decade. Data transfer rate is important because it affects overall system performance, causing loss of CPU speed if the data transfer rate is low compared to the computation power of CPU. The rate of data transfer between the DRAM and the CPU is governed by the clock frequency, which operates in a wave-like cycle and has driven increasing clock frequencies for CPUs and demand for faster data transfer from the DRAM. In a synchronous DRAM (SDRAM) interface, data is transferred from the DRAM to the CPU according to the system clock rate. The most common current interfaces are double data rate (DDR) SDRAM and double data rate 2 (DDR2) SDRAM. DDR SDRAM supports data transfer on both edges of each clock cycle. Clock frequencies for DDR reach a maximum of 200MHz, resulting in a data transfer rate of approximately 3.2GB per second for a standard PC module. The industry standard DRAM chip interface has transitioned from DDR to DDR2. The DDR2 interface further improves data transfer rates to a maximum of 6.4GB per second for a standard PC module operating at the highest clock frequencies. In the area of high-end specialty DRAM products, such as graphics DRAM, clock frequencies today reach up to 1GHz, resulting in data transfer rates of 32GB per second on a high end graphic card. According to Gartner, the percentage of chips produced with the DDR2 interface was 7% in calendar year 2004 and increased to 55% in calendar year 2006. The next generation, higher bandwidth interface, double data rate 3 (DDR3), is currently in the sampling phase at some manufacturers, including ourselves.

The following table shows the percentage of worldwide DRAM bit shipments by interface generation in the period from 2000 to 2006, according to Gartner.

	Year ended December 31,
	2000	2001	2002	2003	2004	2005	2006

FPM/EDO DRAM	9.9%	3.2%	0.9%	0.4%	0.2%	0.1%	0.0%
SDR SDRAM	87.0%	81.0%	55.5%	22.4%	17.6%	12.3%	9.7%
DDR SDRAM	—	8.6%	37.9%	72.5%	72.6%	58.2%	31.4%
DDR2 SDRAM	—	—	0.0%	1.3%	6.6%	26.3%	55.1%
DDR3 SDRAM	—	—	—	—	—	—	0.1%
RDRAM	2.7%	6.4%	4.2%	1.9%	0.9%	0.4%	0.1%
Other	0.3%	0.8%	1.5%	1.6%	2.1%	2.7%	3.5%

Voltage and power consumption

Another trend that is becoming increasingly important for DRAM products is the continuous reduction of operating voltage and power consumption. Whereas SDR SDRAM products are operated at 3.3 Volt, the voltage has been reduced to 2.5 Volt for DDR SDRAM and to 1.5 Volt for DDR3 SDRAM products, thus constantly reducing the power consumption by mainstream DRAMs. With the increasing number of battery powered mobile applications such as mobile phones, smart handheld devices and digital audio players, the demand for ultra low-power memories has increased significantly. Specifically designed DRAM products, such as “mobile DRAM”, include active power saving features that allow the further reduction of power consumption and thus an increase in battery life for mobile applications. Recently, heat dissipation has become an additional important driver for low-power demand for DRAM products. The heat produced by high density DRAM content in server farms and the related expenditures for electricity has reached a level that has driven server manufacturers to focus on low power DRAM products in the market. Heat dissipation is also an important topic for non-portable consumer applications such as digital TVs that use slim cases and must avoid noisy cooling systems such as fans for aesthetic reasons.

DRAM Technologies

DRAM architecture

A DRAM storage cell consists of a capacitor and a transistor, and a key element in the physical layout of DRAM chips produced today is the arrangement of capacitors and transistors on the chip. In early DRAM chips, capacitors and transistors were arranged in a plane across the surface of the chip. As DRAM feature sizes have become smaller, the planar space for the capacitor has become too small to hold a sufficient amount of charges and the capacitor had to move in the third dimension. Two different technological approaches have evolved to address this issue, one in which the capacitor is laid into holes etched into the surface of the silicon, commonly referred to as the “trench” process, and another in which the capacitor is laid on top of the silicon, commonly referred to as the “stack” process. In the market today, each of several manufacturers using stack technology has developed a unique stack architecture, while all manufacturers using trench architecture use technology first developed by Infineon, Toshiba and IBM during the 1990s. The trench technology was later advanced by Qimonda and is currently being further developed cooperatively by Qimonda and Nanya. Both stack and trench cell technology have to date been accepted in the market. According to Gartner, based on bit shipments, in 2006, trench-based DRAMs accounted for approximately 24% of the worldwide DRAM market, while the various stack technologies accounted for the remainder.

Feature size

DRAM technology development has generally followed “Moore’s Law”, which estimates that the number of transistors per square inch of silicon doubles every two years. Manufacturers have achieved this progress in chip productivity by “shrinking” the circuitry on chips — that is, by reducing the minimum distance between circuits, known as the feature size. Smaller feature sizes require increasingly sophisticated manufacturing process technology, including advanced masks and photolithography techniques for printing the circuitry on the chip. The distance between circuits on a standard DRAM chip is measured in nanometers (nm) where one nm equals one-billionth of a meter. The minimum feature size has declined from 250nm in 1998 to 75nm today. The future shrinkage of feature sizes is estimated by the International Technology Roadmap for Semiconductors, or ITRS, which provides details and naming conventions for upcoming feature sizes called “technology nodes”. The current and next technology nodes outlined by the ITRS also generally referred to as the “shrinkage roadmap”, are 90nm, 80nm, 70nm, 65nm, 57nm and 50nm. However, the actual feature sizes of the technology nodes that individual industry participants implement may differ from the node naming convention because each participant adjusts its technology to meet its manufacturing and capital requirements. Industry participants are currently introducing and ramping process technology for 75/70nm and are in the advanced stages of developing process technology for 65/60nm feature sizes. They anticipate the development down to approximately 50nm in the coming years. We believe that industry participants are currently working on concepts for smaller process technologies and alternative platforms. The transition from one generation to the next, for example from 170nm to 140nm technology, has typically occurred every 12 to 18 months. Due to increasing space restrictions necessitated by feature sizes of 70nm and below, transistors are starting to move into the third dimension in future feature size generations of both trench and stack architectures. It is not yet clear if either approach will produce greater space or cost efficiencies as chips become still smaller and memory densities continue to increase.

The Semiconductor Manufacturing Process

Semiconductor manufacturing is a very capital intensive process, with substantial fixed costs for fabrication facilities, known as “fabs”, and for manufacturing equipment. Moreover, given the rapid technology transitions in the industry, manufacturers must depreciate this equipment over short time periods, increasing the ratio of fixed costs to variable costs per chip produced. The manufacturing process, which is substantially the same for both DRAM and flash memory products, is generally divided into two steps, referred to as the front-end process and the back-end process.

The front-end process

In the front-end process, electronic circuits are produced on a silicon wafer. This process involves several hundred process steps and takes place over a period of approximately two months in a clean room environment in which humidity, temperature and particle contamination are precisely controlled. Because of the very small geometries involved in wafer processing, highly complex and specialized equipment, materials and techniques are used. The main process steps to build the circuit structures include oxidation or deposition steps, photolithography, etching and ion implantation. At the end of the front-end process the chips are tested on the wafer for functionality.

Wafer processing is conducted in specialized fabrication facilities, or fabs. A fab’s capacity is generally stated in terms of the number of wafers on which processing can begin in a given period, or “wafer starts per” week or month. The standard diameter of silicon wafers used to produce semiconductors increased from 50mm in 1970, to 100mm by 1980, 150mm by 1990 and 200mm by 1995, and has increased to 300mm since 2000, although the industry transition to 300mm wafers is still underway. To transition a fabrication facility to larger wafer sizes requires the acquisition of adequate equipment and a lengthy testing and ramp-up period to achieve satisfactory manufacturing yields. The transition to still larger 450mm wafers, if and when it occurs, will likely require a similarly long transition and substantial investments.

While larger silicon wafers cost more than smaller ones and the equipment used to manufacture chips on larger wafers costs more than equipment used for smaller wafers, these additional costs are more than offset by the productivity gains provided by the larger wafer. These productivity gains are primarily driven by the increase in the number of chips produced from each wafer. For example, the surface area of 300mm wafers is approximately 2.25 times greater than that of 200mm wafers, which yields approximately 140% more chips per wafer. Because the cost of labor and certain other fixed costs are largely independent of the size of the wafers used, the use of larger wafers results in reduction of the costs per chip.

Increasing complexity and capital intensiveness of front-end processing has facilitated emergence of front-end foundries, who partner with semiconductor designers or manufacturers to perform front-end processing services.

The back-end process

In the back-end process, also called the packaging, assembly and test phase, processed wafers are diced into individual chips, which, after having interconnecting pins added, are encapsulated into a packaged component using a compound material. Packaged components are tested extensively to ensure quality and technical specifications are maintained. After final testing, components are often soldered onto printed circuit boards to create modules, which themselves undergo application testing. Increasing requirements for higher component performance and smaller size have led to development of back-end processing technologies and innovative package types that optimize speed and reliability of device interconnects while reducing the extra size added by a chip’s packaging. Because back-end processing can take place in a different location than the front-end processing, several back-end foundries have emerged to specialize on back-end processing and offer outsourced services to semiconductor manufacturers who would like to specialize on front-end processing alone or augment their in-house back-end capacity.

DRAM Applications

DRAM, the most common type of memory IC, is found in a wide variety of electronic devices, including servers and workstations, personal and notebook computers, upgrade modules, graphic cards, game consoles, mobile phones, printers, digital TVs, set-top boxes and other consumer electronic devices. Because these applications require different DRAM products, we believe the DRAM’s intended application determines its pricing and competitive dynamics. We have identified the following main applications for DRAMs:

Standard DRAMs for PC and Workstation Applications

PCs, workstations and other computing applications were the first users of DRAM and have historically represented the majority of DRAM sales. DRAM components and modules for use in desktop and notebook PCs and workstations accounted for approximately 54% of global DRAM bit shipments in 2006, according to Gartner’s report for the second quarter of the 2007 calendar year. These components and modules can be best described as “standard DRAMs”, because they are standardized across suppliers with respect to performance and package specifications and trade like a commodity in a relatively liquid market. They combine high-density and high-speed data storage and retrieval with the lowest cost per-megabit of any volatile memory product.

Typical customers of these standard DRAMs are large PC manufactures, such as Dell, HP and Lenovo, either directly or through contract manufacturers that assemble PCs for the large manufacturers, as well as local original equipment manufacturers, or OEMs, and module manufacturers, such as Kingston. We believe that these customers tend to select their standard DRAM suppliers on the basis of price and ability to supply high volumes of product reliably. Some standard DRAM customers also produce infrastructure equipment such as servers, and networking and storage equipment, and we believe a supplier’s ability to offer other DRAM products is an additional factor that may influence these customers’ selection of standard DRAM suppliers.

The market for standard DRAMs has been characterized by intense competition, often involving price cuts, and significant volatility of revenues and operating results of market participants. The major DRAM manufacturers typically have contracts with each of their major OEM customers, with specific prices negotiated twice per month. However, there are many suppliers in the standard DRAM market, including module manufacturers and smaller DRAM manufacturers, whose DRAM sales prices are often based on spot market average selling prices, or ASPs, which fluctuate daily.

DRAMs for Infrastructure Applications

The high performance equipment that forms the backbone of the Internet, such as servers and other networking and storage equipment, also use DRAMs. DRAMs for these applications accounted for approximately 18% of global DRAM bit shipments in 2006, according to Gartner’s report for the second quarter of the 2007 calendar year. Due to the large data volume that is handled by these applications, these customers usually demand DRAM products with higher memory capacities. DRAM modules for infrastructure applications differ from the modules used in PCs by providing extra high densities and error correction features to provide highest reliability. We believe that, because these high-performance products often perform critical tasks, their producers select DRAM suppliers whose DRAMs display advanced features and reliability and whose manufacturing processes have proven to be of high quality. In addition there is also demand for customized products by some customers, who typically provide their product specifications to DRAM suppliers, who in turn design and produce the requested product. The customer will “validate” the DRAM supplied, testing it rigorously over a process that may last several months. DRAM products for infrastructure applications such as Registered DIMMs generally command a higher per-unit price than standard DRAM products. Typical customers who purchase DRAM products for infrastructure applications are server producers such as Sun Microsystems and network and storage equipment vendors such as Cisco Systems and EMC.

Because DRAMs used in infrastructure applications tend to be less standardized and more customer- or application-specific, interchangeability is lower relative to standard DRAMs and consequently the level of competition among suppliers is less intense. In addition, there are fewer suppliers of these types of DRAM products than standard DRAMs and these suppliers typically sell infrastructure DRAM products pursuant to contract. The smaller number of suppliers and high percentage of these products sold pursuant to contract tends to result in the prices for these DRAM products being less volatile than those for standard DRAM products.

DRAMs for Other Applications including Graphics, Mobile and Consumer Applications

With the growth of the mobile communication industry and the digitalization of consumer products during the last decade, the range of applications using DRAM products has significantly broadened. Graphics applications such as game consoles and graphics cards are requiring and driving demand for high-performance graphics DRAMs that support the increasingly advanced graphics in computer games. The increasing number of communication and consumer mobile devices, including mobile phones and digital still cameras and audio players, has driven growth in demand for low-power DRAM products that allow for longer battery lifetimes. As a result, a variety of specialty DRAM components have been developed to address the specific needs of these applications. In addition there is a growing number of other consumer applications such as digital TVs, DVD players and recorders and set-top boxes that require a whole range of standard or even customized DRAM products. Products for graphics, mobile and consumer applications accounted for about 19% of DRAM bit shipments in 2006, according to Gartner’s report for the second quarter of the 2007 calendar year.

Successful DRAM suppliers maintain close relationships with mobile phone, game console and consumer electronic device producers, to understand the customer’s requirements early in their product development stage. Many of these customers expect their DRAM suppliers to be able to proactively provide advanced products so that customers can integrate them into their product design. As a result, compared to standard DRAMs with the same density, these DRAMs tend to be relatively higher in price. Typical customers of these types of DRAMs include mobile handset manufacturers such as Motorola, Nokia and Sony Ericsson, graphic card manufacturers such as AMD and nVidia, game console manufacturers such as Microsoft, Sony and Nintendo and major consumer electronics manufacturers.

Unlike standard DRAMs, DRAM products for graphics, mobile and consumer applications tend to be customer- and application-specific, and, therefore, prices for these DRAM products tend to be more stable, with prices fixed by comparatively long-term contracts.

Drivers of DRAM Demand and Recent Trends

According to Gartner’s report for the second quarter of the 2007 calendar year, between calendar years 1998 and 2006, bit shipments grew at a CAGR of 55% over the period. Historically, growth of DRAM bit shipments was driven by DRAM’s primary application, computing, and depended on growth in units shipped and DRAM content per unit. Rapid adoption of PCs by business and home users, combined with operating system upgrades that demanded more DRAM per unit, drove strong growth in bit demand. However, as more DRAM components began to be used in a broader range of applications, DRAMs for infrastructure and graphics, mobile and consumer applications began to represent a larger share of total DRAM bit shipments. In calendar year 2006, PCs, workstations and memory modules and upgrades represented only 54% of total DRAM consumption compared to 64% in 2001.

Current estimates by Gartner predict continued strong growth in DRAM bit shipments at a CAGR of 52% between calendar years 2006 and 2011 according to Gartner’s report for the second quarter of the 2007 calendar year. Overall semiconductor memory sales were $61 billion in 2006, and DRAM sales were $34 billion in that year. Market research firms expect DRAM sales to remain volatile, as increases in bit shipments are offset to varying levels of declines in the average selling prices for DRAM products. Key drivers of the growth in DRAM bit demand include the following:

•	Emergence of mobile phones as a significant consumer of DRAM. While mobile phones consumed nearly no DRAM six years ago, in calendar year 2006 this application represented 3% of DRAM consumption and is expected to reach 6% in calendar year 2011, according to Gartner. The 10% CAGR of units shipped between calendar years 2006 and 2011, combined with 57% CAGR in megabytes per unit, is expected to lead to 72% CAGR of total DRAM consumption by mobile phones. Rapid growth in DRAM content in phones is driven by emergence of multimedia phones and adoption of sophisticated digital audio and video functions into handsets.

•	New or increased DRAM consumption by graphics applications and digital consumer devices. Evolution of consumer electronics has created several device categories that offer sophisticated functionality and require substantial amount of DRAM to operate. These devices, including digital TVs and digital audio players, are often characterized by strong unit growth and represent a significant incremental opportunity for DRAM suppliers. In addition, technological advances in established consumer devices have led newer models to require more advanced DRAM and consume more DRAM per unit. Such devices include game consoles, where the latest products include 512 or 256 MB of highly specialized GDDR3 DRAM. All three major game console developers introduced new consoles using these technologies within the last twelve months. Newer DVD technologies, including advanced optical drives that demand more discrete DRAM chips per DVD player or recorder, are also expected to contribute to this growth. These and other trends are expected to drive 36% CAGR of DRAM consumption in consumer devices between calendar years 2006 and 2011, according to Gartner.

•	Continuing strong growth in DRAMs for infrastructure. DRAM consumption in servers is expected to grow at a 45% CAGR between 2006 and 2011 and for Infrastructure at 51%, according to Gartner, driven by an estimated increase of DRAM content per unit at a CAGR of over 39% and continued unit growth of entry-level servers. Evolution of processor architectures, combined with increasing complexity of systems, places significant demands on DRAM components used in these systems, including power efficiency, speed and density. However, demand for such DRAMs tends to be contract-based and therefore relatively steady, resulting in more stable and favorable pricing than the overall DRAM market.

•	Multiple drivers of growth in DRAMs for PC and workstations. PCs, workstations and memory modules and upgrades are expected to increase DRAM consumption at a 56% CAGR between 2006 and 2011, according to Gartner. One of the drivers of this growth involves increasing adoption of dual-core and 64-bit processors, which are expected to be incorporated in almost half of total PC shipments by the end of 2007, according to IDC. In addition, Microsoft’s first mainstream 64-bit operating system, Windows Vista, which was launched in January 2007, is expected to stimulate DRAM demand by facilitating higher DRAM per unit and by triggering PC upgrades by consumers, followed by companies. Gartner expects mobile PCs to play an important role in DRAM demand as their strong unit growth is expected to continue at 19% CAGR in the period between calendar years 2006 and 2011, driven by improved power efficiency, wireless and multimedia functionality and other trends, including substitution of desktop PCs. Given the space and power constraints present in mobile devices, this is expected to lead to increase in demand for advanced DRAM components that address the above constraints. Significant DRAM market potential also exists in desktop PC penetration in emerging markets such as China and India.

Drivers of DRAM Supply and Recent Trends

Given the standardized nature of a significant share of DRAM bit shipments, supply plays a crucial role in determining DRAM selling prices, which, in turn, drive industry revenues and the financial performance of suppliers. Historically, DRAM supply has grown at high rates to meet the increasing bit demand, although time lags associated with increasing supply, coupled with unexpected changes in demand have resulted in periods of excess DRAM supply or demand. These mismatches of supply and demand have caused severe price fluctuations that, in turn have led to revenue fluctuations, such as the 51% increase in DRAM revenues from calendar years 1998 to 1999, the 63% decline from calendar years 2000 to 2001 and the 50% increase from calendar years 2003 to 2004, according to Gartner. Further, DRAM supply is relatively inelastic. In periods of declining selling prices, suppliers nonetheless continue production at full capacity as long as prices exceed their variable costs of production, while in periods of increasing selling prices, suppliers usually need a long time, up to two years, to bring new capacities on-stream.

Supply of DRAM components involves constructing and equipping complex and expensive fabrication, assembly and test facilities as well as developing and continuously improving semiconductor manufacturing technologies. Growth of DRAM supply is driven by several factors, including:

•	Capacity additions. DRAM suppliers periodically build new manufacturing facilities or upgrade existing facilities to increase their overall capacity. Historically, periods of supply shortages led many market participants to decide to add more capacity or accelerate existing capacity addition plans. Given the long time required to bring new capacity on-stream, these capacity additions may result in excess supply if a significant amount of capacity comes on-stream simultaneously, in particular when demand had subsided. Recently, several market participants have experienced strong revenue growth and have announced (or completed) increased investment in new manufacturing capacities. However, some of these capacities have been or will be used to produce non-DRAM products as well, as discussed below.

•	Wafer size, process technology and other manufacturing improvements. Successive generations of semiconductor manufacturing technology enable higher output and productivity, resulting in growth of supply without investments in incremental capacity. For example, the transition from 200mm to 300mm wafer-based manufacturing yields higher output given the larger size of wafers being processed. The production capacity on 300mm wafers has increased almost eight fold since the beginning of calendar year 2004. According to iSuppli, the worldwide percentage of DRAM bits output on 300mm wafers was 19% in the first quarter of calendar year 2004. By the end of the fourth quarter of calendar year 2005, the percentage of bit output produced on 300mm wafers was 49%, according to iSuppli, which further reported that this percentage had increased to 67% in the fourth quarter of the 2006 calendar year. In addition, transition to smaller process technology, for example from 110nm to 90nm and then to 75nm nodes, reduces the die size and increases the density per unit of die surface. As a result, more chips are produced from the same wafer and higher bit shipments are achieved without adding incremental capacity. When these major transitions occur in DRAM manufacturing, lithography methods or materials used, initial manufacturing yields tend to be low, resulting in output below full potential. Over time, as DRAM suppliers solve the manufacturing problems and increase their yield, a higher proportion of usable components are produced per wafer and bit supply increases.

We have observed the following trends in DRAM supply in recent periods:

•	Consolidation among DRAM suppliers. Market dynamics have driven significant consolidation in the DRAM industry, as a number of major manufacturers have withdrawn from the industry. NEC and Hitachi combined their DRAM operations into Elpida Corporation in December 1999, later consolidating some of Mitsubishi’s DRAM development activities. Texas Instruments sold its DRAM operations to Micron Corporation in calendar year 1998 and Toshiba sold its U.S. DRAM fab to Micron in calendar year 2002. In January 2006, Micron combined its flash activities with Intel. Hyundai merged its DRAM operations with those of LG in calendar year 1999 (later renaming its DRAM operations as Hynix). According to Gartner, market share (measured by revenues in U.S. dollars) commanded by the four largest vendors has increased during the last decade from 46% in calendar year 1995 to 72% in calendar year 2006. We believe the market to be moderately concentrated as, according to Gartner, only nine DRAM suppliers had revenue market share of over 1% in 2006.

•	Increasing cost of technology development and manufacturing facilities. The level of complexity increases with each successive generation of semiconductor manufacturing technology, as the leading edge processes are nearing limits caused by the physical properties of materials employed in the process. To solve such problems and to successfully introduce technologically advanced manufacturing capacity, DRAM suppliers need to consistently make significant investments in research and development and in expensive manufacturing equipment.

•	Increasing use of foundries, joint ventures and licensing agreements. In recent years, the high costs of constructing fabs have led to the expansion of the use of semiconductor foundries, which are contract manufacturers that produce chips to the specifications of others. Historically, foundries have produced chips for what are known as “fabless semiconductor companies”, which are firms that design chips but that do not have their own manufacturing facilities. Increasingly, however, even large semiconductor companies that do have their own facilities are supplementing their capacity by making use of foundries. Using foundries involves less capital investment and may provide greater flexibility to increase or decrease output in a volatile market.

Among companies seeking to share the risks and costs of manufacturing investments, these factors have likewise increased the attractiveness of joint venture and partnership arrangements, as well as of licensing and cross-licensing arrangements. For companies with substantial intellectual property portfolios, including manufacturing know-how, licensing arrangements present an opportunity to supplement income from manufacturing semiconductors. Because technological know-how is very concentrated in the semiconductor memory industry, many manufacturers would be unable to produce memory chips were it not for their access to the relevant technology through licensing. For example, we estimate that four of the nine largest DRAM suppliers today license most of their technology from the other top-nine suppliers.

•	Expansion of DRAM suppliers into flash memory products. Driven by the historical and projected strong growth in the NAND flash market, and taking advantage of similarities between DRAM and NAND flash manufacturing, some DRAM suppliers have entered or expanded their presence in particular in the NAND flash market by adding new NAND flash manufacturing capacity or converting existing DRAM capacity to the manufacture of NAND flash memory. DRAM manufacturing capacity can generally be transferred to NAND flash and back without major cost or investment and in relatively short time. We believe that this gives suppliers flexibility to allocate capacity away from a product in periods of excess supply of that product. As suppliers convert capacity from DRAM to NAND flash, the impact may be beneficial to DRAM producers because the resulting reduced rate of growth in the supply of DRAM could operate to moderate price declines for DRAM products that would likely have occurred had the new capacity been dedicated to DRAM production. After capacity conversions from DRAM to NAND flash memory products in the calendar year 2006, the industry has recently seen capacity conversions back to DRAM in reaction to the severe price erosion for NAND flash products. We believe that capacity conversions will continue to take place in both directions whenever substantial differences arise in margins between those product types.

We believe that the above trends are having an effect on the fundamentals of the DRAM industry and may be facilitating a reduction in the severity of supply and demand imbalances, and of price fluctuations, in the future.

OUR BUSINESS

Overview

We are one of the world’s leading suppliers of semiconductor memory products. We design semiconductor memory technologies and develop, manufacture, market and sell a large variety of semiconductor memory products on a chip, component and module level. We began operations within the Semiconductor Group of Siemens AG, whose roots in semiconductor R&D and manufacturing date back to 1952, and operated as the Memory Products segment of Infineon Technologies AG since its carve-out from Siemens AG in 1999. In each of the past five calendar years, we captured between 12% and 16% of the worldwide DRAM market based on revenues, according to industry research firm Gartner. Although our market share fluctuates, and we may gain or lose market share quarter-to-quarter (for example, we lost market share in the fourth quarter of the 2006 calendar year and in the first quarter of the 2007 calendar year) or year-to-year, in each of those five years, we remained among the four largest DRAM suppliers worldwide based on revenues. For the full calendar year 2006, we were the world’s third largest supplier of DRAM, with market share of approximately 16% both in revenues and bit shipments, according to Gartner. For the first half of the 2007 calendar year, we remained the third largest supplier of DRAM by revenue and were the fourth largest supplier of DRAM by bit shipments with market shares of approximately 13%, according to Gartner’s report in September 2007.

Our revenues are derived from:

•	Technologically advanced DRAM products used in infrastructure, graphics, mobile and consumer applications. Our infrastructure DRAMs address the high reliability requirements of servers, networking and storage equipment. Our graphics, mobile and consumer DRAMs principally include “specialty DRAMs” that are designed for high performance or incorporate logic circuitry to enable low power consumption. Our graphics DRAMs deliver advanced performance to graphics cards and game consoles, and our mobile and consumer DRAMs provide low power consumption benefits to mobile phones, digital audio players, GPS devices, televisions, set-top boxes, DVD recorders and other consumer electronic devices. Sales of infrastructure, graphics, mobile and consumer DRAM products accounted for approximately 38% of our net sales in our 2005 financial year, for approximately 50% of our net sales in our 2006 financial year and for approximately 59% of our net sales for the nine months ended June 30, 2007;

•	Standard DRAM products used in personal computers, or PCs and workstations. Sales of these standard DRAM products accounted for approximately 51% of our net sales in our 2005 financial year, approximately 47% of our net sales in our 2006 financial year and approximately 40% of our net sales in the nine months ended June 30, 2007; and

•	Other products, including embedded DRAM, technology licensing and NAND-compatible flash memory products. We ramped down flash memory products during the 2007 financial year. Sales of these products and revenues from technology licensing and royalties accounted for approximately 11% of our net sales in our 2005 financial year, for approximately 3% of our net sales in our 2006 financial year and for approximately 1% of our net sales in the nine months ended June 30, 2007.

The memory products business of Infineon, substantially all of which Infineon has contributed to us, had a long-standing reputation as a supplier of high-quality DRAMs. We intend to continue to build on this reputation to broaden our product portfolio and, in turn, our customer base, by focusing on DRAM products for infrastructure and for graphics, mobile and consumer applications. In our experience, demand for DRAM products used in these applications is generally more stable than the demand for standard DRAM products due to their customized nature and advanced features, making them subject to relatively less price volatility. We believe that increasing the share of our revenues from these products will improve our average selling price and make our operating results more stable.

Our customers include the world’s largest suppliers of computers and electronic devices. Our current principal customers include major computing original equipment manufacturers, or OEMs in the PC and Server markets, including HP, Dell, IBM, Sun Microsystems and Sony. To expand our customer coverage and breadth, we also sell a wide range of products to memory module manufacturers that have diversified customer bases such as Kingston, and to a number of distributors. More recently and in connection with the ongoing expansion of our product portfolio, especially into graphics applications, we have added customers with a strong focus on enabling these applications, such as nVidia, AMD and customers who are active in the game console market, such as Microsoft, Sony and Nintendo. In addition, we have added customers in the area of consumer and mobile applications, such as LG, Spansion and SanDisk. We believe that having a close relationship with these customers can benefit us in the development of future memory generations by making it easier to develop memory solutions for future end applications and improve our product designs.

We supply our customers through our own front-end facilities in Germany and the United States, and through our back-end facilities in Germany, Portugal and Malaysia. We supplement our manufacturing capacity through two joint ventures, Inotera Memories, Inc. and Qimonda Technologies (Suzhou) Co., Ltd., China, and through supply agreements with the DRAM foundries SMIC and Winbond. In addition, we supplement our back-end manufacturing through agreements with several subcontractors. We operate these facilities as a coherent unit via our “fab cluster” concept, which enables us to share manufacturing best practice and gain operational flexibility through customer qualification of our entire cluster of fabs.

Our Strengths

We believe that we are well positioned to benefit from the projected growth in the semiconductor memory industry and to remain at its technological forefront. We consider our key strengths to include the following:

•	We are a leading supplier of DRAM products. We have grown our operations significantly over the last decade and, as the suppliers in our industry have continued to consolidate, we have increased our market share from 3% to 16% (based on revenues) between calendar years 1995 and 2006, according to Gartner. Although our market share fluctuates from quarter-to-quarter and year-to-year, by the end of calendar year 2006, we were among the four largest DRAM suppliers, which together accounted for 72% of the global DRAM market in calendar year 2006. For the calendar year 2006, we were the world’s third largest supplier of DRAM with market share of approximately 16% both in revenues and bit shipments, according to Gartner. For the first half of calendar year 2007, we remained the third largest supplier of DRAM by revenue and were the fourth largest supplier of DRAM by bit shipments, with market shares of approximately 13%, according to Gartner’s report in September 2007. We believe that our size and scale will enable us to continue to improve our position as a prominent developer of leading semiconductor memory technologies, as a manufacturer with facilities among the most modern in our industry and as a supplier of an increasingly broad portfolio of competitive products to customers worldwide.

•	We possess one of the broadest product portfolios in the DRAM industry. We have in recent years significantly broadened our product portfolio of DRAM products for infrastructure, graphics, consumer and mobile applications, which we believe offer on average higher and less volatile prices than those for standard PC applications. In the nine months ended June 30, 2007, our product portfolio included in excess of 100 distinct products in these application areas that each accounted for revenues in excess of €1 million, as compared with about 70 such products in our 2005 financial year. Within these application areas, we have focused on products that we design to meet the particular specifications customers identify for individual applications (which we refer to as “design ins”). We believe that this focus on individual applications and customers can help us mitigate the effects of price declines. In addition, our broadened product portfolio has enabled us to strengthen our customer base, both by adding new customers and expanding existing customer relationships to encompass more products.

•	We demonstrate strong application and product design know-how. We believe that strong application and product design know-how is necessary to achieve design wins in applications outside the PC area, and that this know-how is not broadly available in the market. We have strengthened our product design know-how in recent years through experienced design teams, and have continued to view the further strengthening of our capabilities in these areas as a priority. We believe that our application and design know-how has been instrumental in our successes in being selected as a lead supplier in many of the more technologically advanced applications in the graphics, consumer and mobile areas in recent years. For example, we increased the number of customers who are among the leading suppliers in the area of consumer and mobile applications from 5 in the financial year 2005 to 19 in the first nine months of the 2007 financial year.

•	We are a leading developer of semiconductor process technologies and an active innovator. We have successfully developed and implemented several generations of process technologies. We believe that our accumulated experience, including that which we have acquired through our strategic alliances, is enabling us to introduce new memory technology platforms with smaller feature sizes on a schedule and at costs that enable us to remain among the leaders in standardized DRAMs while focusing on the more specialized products and design-ins described above. For example, we achieved the qualification of our 75nm node in approximately 30% less time than we did when shrinking from the 110nm to the 90nm node and have fully converted the production of standard DRAM products in our lead manufacturing facility in Dresden to the latest 80nm and 75nm technologies. We are also maintaining, as a focus of our continuing research and development efforts, the development of process technologies and architectures that possess physical characteristics that can be utilized to yield advantages for customer specific applications in terms of performance and power consumption. We believe these characteristics are important in DRAM products for use in applications such as infrastructure, graphics, mobile and consumer devices and have enabled us to achieve important design wins for products for use in applications ranging from game consoles and MP3 players to advanced servers. In this context, we are currently preparing for the qualification of our trench technology at the 58nm technology node by the end of financial year 2008. We are at the same time working on designs beyond this technology node with an open platform approach and a range of architectures and technologies under review.

•	We are among the leaders in the transition to manufacturing on 300mm wafers. We were among the first DRAM suppliers to transition a substantial portion of our manufacturing to 300mm technology and began volume production on this basis in 2001. Today, we own and operate two 300mm facilities and have access through our Inotera Memories, Inc. joint venture to one of the largest 300mm facilities in the world, according to Gartner. In the first quarter of the calendar year 2007, about 78% of the DRAM bits we produced were manufactured using 300mm wafers. This compares favorably to the industry average of 72%, as reported by iSuppli for the same quarter. We believe this places us ahead of our major competitors, many of which still manufacture to a larger extent on 200mm technology. We believe the primary benefit of this early transition to 300mm has been and will continue to be a reduction in our costs per bit, as our fixed costs of production can be spread over a higher number of chips per wafer. Because implementation of 300mm technology is complex and requires time and substantial capital investments, we expect our 300mm leadership to give us an advantage relative to competitors who have not yet transitioned as great a proportion of their capacity to 300mm as we have.

•	Our business model leverages strong strategic alliances. We have entered into strategic alliances that leverage our research and development capabilities and augment our front- and back-end manufacturing capacity in a capital-efficient manner. We believe that we use strategic alliances to a greater extent than our competitors and that the continued success of our “fab cluster” concept is a key element of our business model. We believe that our strategic alliances, including our Inotera and Qimonda Suzhou joint ventures, as well as our foundry partnerships with SMIC and Winbond, enable us to benefit from significant economies of scale at a reduced level of capital expenditures, even as we seek, through productivity improvements and new capacity such as the manufacturing facility we plan to construct in Singapore, to maintain at least half of our production capacity in house. We also believe that these arrangements increase our operating flexibility by reducing our fixed costs, which, in turn, can help us reduce volatility in our operating margins throughout our industry’s business cycle.

Our Strategy

In formulating our strategy, we aim to leverage our key strengths to address our target markets and emerging opportunities that we have identified. The key elements of our strategy include the following:

•	Improve our average selling price by maintaining our focus on technologically advanced, customer and application specific DRAM products for infrastructure, graphics, mobile and consumer applications. We believe significant growth opportunities exist for application-specific DRAMs used in servers, graphics cards, game consoles, mobile phones, digital audio players, GPS devices, televisions, set-top boxes, DVD recorders and other consumer electronic devices. Our customers and the other original equipment manufacturers we target in these areas increasingly require DRAM products with higher performance, lower power consumption and smaller form factors, all at an attractive price. We intend to focus on memory products for applications in these areas as we seek to develop, frequently together with research and development partners, new solutions to the physical and economic challenges posed by the ever-increasing technical and financial demands of these customer requirements. We plan to meet and drive this demand by continuing to exploit our strengths in technology innovation, not only in the form of our trench technology but also in the form of new architectures and platforms that may result from these research and development activities. We have substantially enhanced our product development capabilities and have recruited a significant number of product development engineers, many of whom work directly with customers on application- and customer-specific product designs. This has already enabled us to substantially expand our product offerings and market share in these areas. Because in our experience these application-specific products generally command higher and more stable prices, we believe that these efforts will result in a higher blended average selling price for our DRAMs as compared with the industry as a whole and reduced volatility of our operating results.

•	Leverage our technology leadership and increase our presence in low cost regions to continue to reduce unit costs. We believe that our leadership in the transition to 300mm manufacturing technology will enable us to realize the potential benefits of reduced unit costs offered by this transition earlier than our major competitors. We intend to remain ahead of our major competitors in this process and plan to substantially complete our transition to manufacturing on 300mm wafers within the next few years. We are also seeking to successfully ramp up manufacturing yield on the 80nm and the 75nm technology nodes and to introduce a 58nm technology by the end of the 2008 financial year, which we believe will enable us to derive unit cost improvements. We further intend to successfully develop and implement future process technology nodes by leveraging our accumulated expertise, R&D capabilities and strategic alliances. In addition, we are actively increasing the proportion of our manufacturing located in low cost Asian regions. We expect our focus on Asia to remain a key part of our strategy as we seek further opportunities to reduce our fixed and variable production costs.

•	Improve profitability and return on capital throughout our industry’s business cycle. We believe that we will achieve significantly improved profitability throughout our industry’s business cycle through the average selling price improvement and unit cost reduction strategies outlined above. We also believe that we will reduce the volatility of our operating results by increasing the flexibility of our operations through our foundry partnerships and by maintaining or expanding the share of our revenues that are from advanced infrastructure, graphics, mobile and consumer DRAM products. While we intend to maintain at least half of our production capacity in-house, through productivity improvements and new capacity such as the manufacturing facility we plan to construct in Singapore, we plan to continue to focus on our strategic alliances and our fab cluster-based business model to optimize capital efficiency of our operations. We believe this capital efficiency, combined with our targeted profitability, will enable us to significantly improve our return on capital employed.

Our History

We began operations as a part of Siemens’s Semiconductor Group, whose roots in semiconductor R&D and manufacturing date back to 1952, four years after the invention of the transistor. In 1999, Siemens contributed substantially all of its Semiconductor Group, including both logic and memory semiconductor activities, to its subsidiary, Infineon Technologies AG. Following the formation of Infineon, we continued operations as the Memory Products segment of Infineon. Infineon contributed substantially all of the assets, liabilities, operations and activities, as well as the employees, of its Memory Products segment to our company effective May 1, 2006. This excluded the Memory Products operations in Korea and Japan, which were placed in trust for us by Infineon pending their contribution and transfer. The operations in Korea and Japan have since been transferred to us. While Infineon’s investment in the Advanced Mask Technology Center (AMTC) and the Maskhouse Building Administration Company (BAC) in Dresden has been contributed to us, the legal transfers of these investments are not yet effective, since Infineon’s co-venturers have not yet given the required consent to the transfer of the AMTC and BAC interest. While pursuant to the AMTC and BAC limited partnership agreements, such consent may not be unreasonably withheld, we, Infineon and Infineon’s co-venturers have included this consent in an agreement currently being finalized, that also addresses Infineon’s intention to reduce its stake in us below 50%. The AMTC and BAC interest is held by Infineon for our economic benefit pursuant to the contribution agreement. For as long as Infineon holds our interests in AMTC and BAC, we must exercise our shareholder rights with respect to these investments through Infineon, which is a more cumbersome and less efficient method of exercising these rights than if we held the interests directly. We do not expect these administrative complexities to have a material adverse effect on our business, financial condition and results of operations.

Benefits of our Carve-out

We believe that operating as an independent company allows us to realize the following benefits:

•	Increased market responsiveness through an exclusive focus on the memory products business: DRAMs are subject to different market dynamics compared to Infineon’s other products. By operating as a separate business we are able to react more effectively to the dynamics of the memory market through simplified decision-making processes independent from the requirements of Infineon’s remaining businesses. We believe that this independence permits us to focus exclusively and quickly on our customers, and anticipate their specific needs.

•	Direct access to a distinct investor base: We believe that as a stand-alone U.S.-listed semiconductor memory company, with distinct opportunities and risk characteristics, we appeal more readily to those investors interested in a focused semiconductor memory company. Furthermore, as a stand-alone company, we enjoy direct access to the capital markets.

•	Incentives for our employees directly tied to our own performance: We believe that our share price reflects our performance more accurately than Infineon’s share price did and therefore can be used as a more effective compensation tool for our employees. Our shareholders have authorized the Supervisory Board to grant to the members of the Management Board, and the Management Board to grant to certain key executives in our group, through September 30, 2009, a total of 6,000,000 non-transferable option rights to receive our ordinary shares in the form of ADSs. As of June 30, 2007, a total of 1,895,000 options were outstanding. We have not granted any options since that date.

•	Increased flexibility to pursue strategic cooperations: We believe that by becoming an independent business, we have substantially increased our flexibility to engage in strategic cooperations such as alliances or joint ventures of particular benefit to the semiconductor memory business. In addition, we are in a position to issue our own securities, which may enable us to participate more readily in the further consolidation of the memory business should opportunities, which are attractive from a strategic, operating and financial perspective, arise.

Products and Applications

We design semiconductor memory technologies and develop, manufacture, market and sell a large variety of semiconductor memory products with various packaging and configuration options, architectures and performance characteristics on a chip, component and module level. We currently offer technologically more advanced DRAM products for infrastructure, graphics, mobile and consumer applications, as well as standard DRAM products for PCs, notebooks and workstations. We also offered a small number of non-volatile NAND-compatible flash memory products, but have recently discontinued production of these products.

The following table sets forth our revenues provided by category of activity for the periods indicated:

	For the financial year ended						For the nine months
	September 30,						ended June 30,
	2004		2005		2006		2006		2007
	(in	(in percent	(in	(in percent	(in	(in percent	(in	(in percent	(in	(in percent
	millions)	of total)	millions)	of total)	millions)	of total)	millions)	of total)	millions)	of total)

DRAMs:
Standard DRAMs for PCs, Notebooks and workstations	€1,905	63%	€1,435	51%	€1,784	47%	€1,336	52%	€1,157	40%
DRAMs for infrastructure, graphics, mobile and consumer applications	877	29%	1,089	38%	1,928	50%	1,158	45%	1,701	59%

Total DRAMs	2,782	92%	2,524	89%	3,712	97%	2,494	97%	2,858	99%
Other products and services(1)	226	8%	301	11%	103	3%	89	3%	39	1%

Total	€3,008	100%	€2,825	100%	€3,815	100%	€2,583	100%	€2,897	100%

(1)	Primarily includes embedded DRAM products, flash memory products and technology licensing revenues. Technology licensing revenues consists of revenues from licensing our technology to third parties in connection with manufacturing agreements that provide us with access to manufacturing capacity. See “— Strategic Alliances and Agreements.”

Brands

Most of our products are sold under our Qimonda brand, and we are working to establish a brand identity for ourselves using the Qimonda name. See “Risk Factors — Risks related to our carve-out as a stand-alone company and our continuing relationship with Infineon — We may not be successful in establishing a brand identity.” We have applied for protection of our Qimonda brand as a trademark, domain and company name, but may not gain protection in all jurisdictions. We also sell DRAM products under our AENEON® brand. This brand addresses desktop PC and notebook PC applications. AENEON products are designed to serve the needs of smaller PC manufacturers, PC system builders and the DRAM upgrade retail market. “Retail upgrades” typically refer to consumers adding memory to their existing computers, mainly in their homes. Qimonda has begun selectively to grant licenses to third parties to market their products under the AENEON brand (initially, AENEON USB memory sticks). This brand addresses the so-called “white box” PC market and the retail upgrade market. “White box” refers to PCs manufactured by hundreds of small PC manufacturers worldwide and to unbranded PCs manufactured by larger, well-known OEMs, and “retail upgrade” refers to consumers adding memory to their existing computers, typically in their homes.

DRAMs for Infrastructure, Graphics, Mobile and Consumer Applications

We design, manufacture and sell technologically advanced DRAM components and modules for use in servers, networking and storage equipment and a variety of specialty DRAMs for use primarily in graphics, as well as in mobile and consumer applications.

Infrastructure Applications

Our current portfolio of DRAMs for use in servers, networking and storage equipment includes FB-DIMMs, which we believe will serve as the next generation of memory used in high-end servers, and very-low-profile-DIMMs, intended for the blade server market. DRAM consumption in entry level servers is expected to enjoy 60% compound annual growth rate (CAGR) (based on bits shipped) from 2006 to 2011, according to iSuppli. We believe we are the only FB-DIMM supplier who has in-house capabilities to design a key component of this module, a logic chip called Advanced Memory Buffer, or AMB. This allows us to customize the AMB design specifically for our memory modules, providing us better know-how transfer from chip to system level and vice versa. We also provide customized modules to server manufacturers, in each case specifically designed to meet the individual customer’s unique platform requirements. We expect the markets for servers to grow substantially in the next few years, and we are currently engaged in the development of products we believe will address that growth. For example, we are developing new generations of standard DRAM with 2 gigabits of capacity for use in future IT infrastructure applications.

Graphics Applications

We offer a broad portfolio of graphics DRAMs that support applications with performance ranging from entry level to very advanced. Due to their speed, low power consumption and limited heat generation, our graphics DRAM components are used in game consoles, graphics cards and PC and notebook computers. In some cases, we make customized products for use in entertainment applications, including game consoles and imaging devices. We believe that the trend towards the extensive use of sophisticated graphics applications will result in strong growth in high performance graphics systems which we believe will in turn drive the demand for our graphics DRAM products.

Mobile and Consumer Applications

We offer low-power specialty DRAM products, such as Mobile-RAM and CellularRAM®, that are suited for use in a variety of mobile and consumer applications, such as:

•	mobile phones;

•	mobile consumer products, such as digital still cameras and digital audio players; and

•	stationary consumer products, such as digital televisions and DVD recorders.

Our Mobile-RAM is specifically designed for ultra-low power consumption that is increasingly demanded by today’s battery powered mobile communication, especially in high end phones and handheld consumer products. We intend to focus further on driving technological innovations in this area and we believe we were the first to produce chips with a temperature sensor integrated onto the chip as well as the first to introduce a DDR interface for a Mobile-RAM to further reduce power consumption or alternatively offer higher performance. We also expect that new consumer products that combine more features will require DRAMs that consume very low power, yet operate at adequate speeds. We believe that the trench-architecture-based products we currently offer allow for a significantly longer battery life and reduced heat dissipation, both important features for potential customers and their end users.

Our CellularRAM® is designed to be the best choice of memory for entry and mid range handset models. This market segment is characterized by stringent low power requirements, but more moderate density and bandwidth needs. CellularRAM balances low power efficiency with high data throughput. We are also a founding member of the CellularRAM® specification co-development team and, together with six other industry members create common specifications for high-performance pseudo-SRAM devices, enabling us to take an active role in the development of DRAM memory products for one of the fastest-growing technology sectors.

Both our Mobile-RAM and CellularRAM® products are offered as components and as so-called Known-Good-Dies, or KGDs, for use in Multi-Chip-Packages, or MCPs. MCPs combine different memory chips, usually a non-volatile flash chip, and a faster, volatile RAM, and are increasingly used in mobile communication and consumer devices due to their lower space consumption. We supply our Mobile-RAM and CellularRAM® as KGDs on wafer level to MCP manufacturers.

We also offer a broad range of DRAM products for consumer applications, some of which are of smaller memory densities or older interface generations, such as SDRAM. These are often referred to as “legacy” DRAM products. For example the manufacturers of hard disk drives, DVD players, home gateways and some printers do not require large amounts of DRAM, but do require a DRAM product that is guaranteed to be available for the printer’s entire life cycle, which may be many years. In addition, we sell products with industrial-level tolerance for cases when consumer applications require a broader guaranteed temperature range. For high-end digital televisions, we offer modules with up to DDR2 800. Demand for these ’dedicated’ consumer DRAM products is often less volatile, and their prices are relatively more steady, compared to other standard DRAM products.

Standard DRAMs for PC, Notebook and Workstation Applications

In addition to the DRAMs for infrastructure, graphics, mobile and consumer applications, we believe we offer a complete portfolio of standard DRAM products that provide a variety of speeds, configurations and densities suited to particular end uses. We sell the majority of our standard DRAM products for use in PCs and workstations, to desktop and notebook computer manufacturers and to distributors who sell DRAMs on to smaller original equipment manufacturers and contract manufacturers. Our standard modules, including Unbuffered DIMMs and SO-DIMMs, are used primarily for PCs and notebooks, while our more specialized modules such as High-Density SO-DIMMs and Micro-DIMMs are typically used in high-end notebook computers and sub-notebooks. We believe our engineering capabilities permit us to offer these specialized modules and differentiate us from suppliers focused primarily on standard DRAM products. Many of our customers that produce PCs and workstations also produce servers, networking and storage equipment or graphics, mobile and consumer products. We believe these customers expect us to offer both standard DRAM products and other types of DRAM products so that we can supply their entire product ranges. We intend to invest in technology development and anticipate playing an active role in the development of future DRAM architectures, including third-generation DDR, or DDR3.

The large size of the standard DRAM market has made possible the substantial capital investments required to achieve ever more advanced manufacturing capabilities. Being active in the high-volume standard DRAM market enabled us to build our current scale and develop our existing manufacturing capabilities forming the basis to expand our production of DRAMs for advanced infrastructure applications and specialty DRAM products.

Other Products and Technology Licensing

In the 2006 financial year, we offered data flash memory products, primarily in the form of cards and to a lesser extent in component form, for use in digital still cameras, USB flash drives, digital audio players and mobile phones. Due to the significant price decline for data flash memories since the beginning of the 2006 calendar year, we have decided to ramp down the production of our flash products during the 2007 financial year and to convert our flash production capacities to DRAM production capacities. We have stopped the development of NAND-compatible flash memory products based on Saifun’s proprietary NROM technology, which we licensed from Saifun when we purchased its remaining interest in our joint venture. See “— Intellectual Property — Amendment and Partial Termination of Our License Agreement with Saifun”.

We continue to be engaged in technology development for non-volatile memories to address a market, if one develops, in which we can provide a competitive platform for flash systems (which are modules containing flash memory and a controller). We conduct our non-volatile memory development activities through our wholly-owned subsidiary Qimonda Flash at our facilities in Dresden and Munich, Germany and Padua, Italy.

We sell a relatively small volume of embedded DRAM products in the form of “system-on-chip” ICs that integrate memory and logic circuitry on a single chip.

In addition, we grant technology licenses of our intellectual property to our alliance partners, including Winbond and Nanya. These licenses are often granted as part of cross licensing arrangements. They often enable us to gain access to manufacturing capacity at foundries through these kinds of cross licenses and capacity reservation arrangements.

The following table presents summary information regarding our principal products.

	Products	Principal features	Principal applications

Standard DRAM Components	Memory components in different package configurations with different interfaces	• Mainstream bandwidths from DDR-333 to DDR2-800	• Memory modules • Components-on-mainboards
	(DDR, DDR2) and densities (128Mb, 256Mb, 512Mb and 1Gb)	• Organization: x4, x8, x16
Personal Systems DRAM Modules	Unbuffered Dual Inline Memory Modules (DIMMs) based on DDR and DDR2 components, with densities ranging from 256MB to 2GB	• Mainstream bandwidths from DDR-333 to DDR2-800	• Desktop computers • Workstations

	Unbuffered Dual Inline Memory Modules (DIMMs) with ECC (Error Correction Code) based on DDR and DDR2 components, with densities ranging from 256MB to 2GB	• Mainstream bandwidths from DDR-333 to DDR2-800 • Error correction code	• Workstations • Entry-level Servers

	SO (Small-Outline)-DIMMs based on DDR or DDR2 components, with densities ranging from 256MB to 2GB	• Mainstream bandwidths from DDR-333 to DDR2-800	• Notebook computers

	Micro-DIMMs based DDR2 components, with densities ranging from 256MB to 1GB	• Bandwidths from DDR2-400 to DDR2-667 • 35% smaller than standard SO-DIMMs	• Sub-Notebooks • Ultra-mobile PCs
Infrastructure DRAM modules	Registered DIMMs and customized DIMMs based on DDR and DDR2 components, with densities ranging from 256MB to 8GB	• Mainstream bandwidths from DDR-266 to DDR2-800	• Servers

	FB (Fully Buffered) DIMMs based on DDR2 components, with densities from 512MB to 4GB	• Bandwidths from DDR2-533 to DDR2-800 • Advanced Memory Buffer technology	• Servers • Workstations

	Very-low-profile-Registered DIMMs based on DDR2 components, with densities ranging from 512MB to 4GB	• Bandwidths from DDR2-533 to DDR2-800 • Reduced height	• Blade servers

	Products	Principal features	Principal applications

Networking, Storage and Industrial DRAM Products	Memory components and modules in different package configurations with different interfaces (SDR, DDR, DDR2) and densities (128Mb, 256Mb, 512Mb, 1Gb, 2Gb) High Density DIMMs (DDR1, DDR2) and Fully Buffered DIMMs (DDR2)	• Industrial temperature capabilities • Lead-containing DRAM packages • Low power self refresh • Mainstream bandwidths from DDR-266 to DDR2-800	• Networking, Telecom and Industrial equipment • Storage
Graphics	Graphics RAM (256Mb, 512Mb) based on DDR2 and GDDR3 interfaces	• Bandwidth per pin from 0.8Gb per second up to 2Gb per second • Organization: x16, x32 • Manufactured in 80nm, 90nm and 110nm process technology	• Graphics cards in desktop and note-book computers • Game consoles
Mobile and Consumer(1)	Mobile-RAM (128Mb, 256Mb, 512Mb, 1Gb) based on SDR and DDR interfaces; also available as “known good dies” CellularRAM® (64Mb, 128Mb); also available as “known good dies”
• Ultra low power
• FGBA-package
• Organization: x16, x32 (Mobile RAM)
• Low operating current
• Low standby current
• Refresh-free operation
• Low power consumption
• Manufactured in 110nm process technology
• Top range mobile phones (2.5G/3G) • PDAs • Digital still cameras • Digital audio players • Mid-range mobile phones (2.5G/3G) • GPS

(1)	We also sell our range of standard DRAM components to customers who manufacture infrastructure equipment and consumer electronic devices including digital televisions, set-top boxes and DVD recorders.

DRAM Density and Interface Development

We believe we are an industry leader in transitioning to next generation memory density and interface. According to iSuppli, we were the largest supplier of 512M DDR2 products, based on bits shipped, during the ramp-up phase of this product density in the market, which occurred in the first half of the 2006 calendar year. The following table sets forth the percentage of our total DRAM bit shipments (by density and interface) for the periods indicated:

	For the financial year ended September 30,
DRAM:	2004	2005	2006
	(in percent)

By density:
128Mb	4	1	0
256Mb	90	51	24
512Mb	6	47	74
1Gb	0	1	2
By interface:
SDRAM	11	5	3
DDR	83	60	30
DDR2	1	27	51
Specialty DRAMs	5	8	16

We believe, we are one of the first suppliers to deliver DDR3 components and modules in the third quarter of the 2007 financial year to leading motherboard vendors and manufacturers of overclocking memory modules. In addition, our DDR3 products have been validated on Intel reference platforms.

Customers, Sales and Marketing

Our customers include the world’s largest suppliers of computers and electronic devices. Our current principal customers include major computing original equipment manufacturers, or OEMs in the PC and Server markets, including HP, Dell, IBM, Sun Microsystems and Sony. To expand our customer coverage and breadth, we also sell a wide range of products to memory module manufacturers that have diversified customer bases such as Kingston, and to a number of distributors. More recently and in connection with the ongoing expansion of our product portfolio, especially into graphics applications, we have added customers with a strong focus on enabling these applications, such as nVidia, AMD and customers who are active in the game console market, such as Microsoft, Sony and Nintendo. In addition, we have added customers in the area of consumer and mobile applications, such as LG, Spansion and SanDisk. We believe that having a close relationship with these customers can benefit us in the development of future memory generations by making it easier to develop memory solutions for future end applications and improve our product designs.

We have been a primary DRAM supplier to major OEMs, including HP and Dell, in a number of recent years. These customers generally provide relatively more stable demand for standard DRAM than is available on the spot market, and we believe they are good partners for product development. In the infrastructure area, we believe that we have been able to establish a strong presence based on our high performance and high quality products, including application-specific and customized products. For example, we have received supplier awards from Sun Microsystems in each of the last four years.

The number of customers we serve has increased over recent years from about 150 in our 2003 financial year to about 170 in the 2006 financial year as we continued to diversify our product portfolio. In the first nine months of our 2007 financial year the number of customers we serve declined slightly compared to the 2006 financial year due to the phase out of our flash production and of our support to certain Infineon customers. In the first nine months of our 2007 financial year, our five largest customers accounted for 50% of our total sales. HP, our largest customer, accounted for 17% of our sales and Dell, our second largest customer, accounted for 13% of our sales during that period. In our 2006 financial year, our five largest customers accounted for 49% of our total sales. HP, our largest customer, accounted for 18% of our sales and Dell, our second largest customer, accounted for 16% of our sales during that period. In our 2005 financial year, our five largest customers accounted for 52% of our sales and our 20 largest customers accounted for nearly 76% of our sales. HP accounted for nearly 19% of our sales, Dell accounted for 14% of our sales and three additional customers each accounted for more than 5% of our sales during that period. In our 2004 financial year, our five largest customers accounted for 52% of our sales and our 20 largest customers accounted for 82% of our sales.

We sell our semiconductor memory products throughout the world, primarily in the United States, Europe and the Asia/Pacific region. We make our sales primarily through direct sales channels and, in order to ensure best possible customer coverage and reach, make use of distributors. We focus our principal sales and marketing efforts on the technology leaders in each of the DRAM markets we serve. We believe we have strong customer relationships and that our customers, many of which are leaders in their respective fields, provide us with special insights into the current state of their respective markets. We tailor our sales approach to our customers, serving our largest customers, primarily global PC and Server OEMs, via our Key Account Centers and serving our local OEMs, module manufacturers and distributors via our regional sales organizations. Each Key Account Center is comprised of a Key Account Center Head, the individual responsible for developing the account strategy who serves as the customer’s primary point of contact, and a team of their engineering experts. Our engineering experts work directly with our customers to tailor our products to each of their specific needs as well as to the needs of their quality and supply chain experts. Because most of our sales employees are trained engineers, these teams are able to provide crucial technical support to ensure that each of our customer’s requirements are met. Each Key Account Center team is responsible for the needs of its customers on a global basis, and we expect them to achieve or maintain a position as a top supplier of DRAM to that customer in terms of quality and volume. We believe that our key account approach, as the first among three focus points of our sales strategy, assists us in developing and maintaining strong relationships with our major customers, which is particularly important for customers who purchase primarily standard DRAMs who could easily migrate to other suppliers.

Because many of our Key Accounts in the PC and Server markets also produce graphics, mobile and consumer products, the second focus of our sales strategy is to leverage our existing relationships to expand the applications in which we serve them. For example, during the last year, we have been increasing our efforts to market customer- and application-specific DRAMs for graphics, mobile and consumer applications, because we believe the market for these applications will be attractive with respect to price, stability and demand growth. The third key focus of our sales strategy is to continue to expand the product portfolio we deliver to each of our customers by leveraging our strong technical skills and working directly with them to design specific memory products for use in their end products. Our development engineering teams, composed of trained engineers, work directly with customers, creating products specifically designed for particular customers in a process we call “design-in”. In some cases, several DRAM producers may attempt to design their product into the customer’s application, each vying to best meet the customer’s requirements. Our development engineering teams play a key role in this regard.

Our regional sales teams are located in Europe, North America, Asia/Pacific and Japan, and are supported by our headquarters in Germany. These regional sales centers enable us to bring our business to our customer base and to provide local contact and support to the Key Account Center teams in those regions. Each of our regional sales centers is equipped to perform all key sales support, and each of our regional sales organizations is responsible for acquiring new customers and managing the region’s product mix and inventory.

We sell the majority of our products under our new brand name Qimonda. However, we also established a second brand, AENEON®, in 2004 to address the so-called “white box” PC markets and retail upgrade markets. “White box” refers to PCs manufactured by hundreds of small PC manufacturers worldwide and to unbranded PCs manufactured by larger, well-known OEMs, and “retail upgrade” refers to consumers adding memory to their existing computers, typically in their homes. Worldwide, approximately 40% of PC and notebook DRAM revenues were expected to be derived from the “white box” and retail upgrade markets in calendar year 2006 according to a report of iSuppli in November 2006. These markets exist worldwide, and we believe that emerging markets such as China and Latin America will drive strong growth in the future. Customers in these markets typically seek the lowest cost products that have dependable quality. We ensure the quality of our AENEON® products through testing the compatibility with major PC and notebook platforms. This process is often shorter and more cost-efficient than the testing required by high-end applications of our OEM customers. We sell our AENEON® products via an extensive network of distributors and retailers worldwide, and have recently begun to offer them through a dedicated Internet sales channel.

We generally enter into agreements with our customers specifying the terms and conditions under which they agree to purchase our products and the terms and conditions under which we agree to supply them. The period of time over which prices and volume are fixed depends on the application market in which the customer operates. In general, prices and volumes are negotiated for periods ranging from a few days, for standard DRAMs for PC, notebook and workstation products in the spot market, up to one year for customer-and application-specific DRAMs used in graphics, mobile and consumer applications. The majority of our sales volume, however, is based on contracts in which prices and volumes are re-negotiated twice a month. The majority of our customer agreements require our customers to provide us with a regular forecast of their DRAM demand. Our determination of the mix of products to be manufactured is primarily based on our own internal forecasts in combination with the forecasts our customers provide.

We categorize our sales geographically based on chosen billing location.

In many cases, our customers then choose to ship our products to locations other than the billing locations. Accordingly, we do not believe that the geographical distribution of our sales are necessarily indicative of where our products are actually used. The geographical distribution of our sales by percentage during the periods indicated was as follows:

Sales by Region

	For the
	financial year			For the nine months
	ended			ended
	September 30,			June 30,
	2004	2005	2006	2006	2007
	(in percent)

Germany	13	8	8	9	7
Rest of Europe	12	12	12	13	11
North America	38	38	42	42	38
Asia/Pacific	33	38	31	32	31
Japan	4	4	7	4	13

	100%	100%	100%	100%	100%

The increased sales in Japan during the nine months ended June 30, 2007 resulted from a strong growth in demand for our specialty products, in particular for graphics and consumer applications, as well as additional demand for standard DRAM products for PC applications during the nine months ended June 30, 2007. The decrease in sales in North America for the nine months ended June 30, 2007, as compared to the previous period, was primarily caused by OEM customers shifting their production to Asia. For practical purposes, the Rest of Europe region also includes other countries and territories in the rest of the world outside of the listed main geographic regions with aggregate sales representing no more than 2% of total sales in any period.

As of June 30, 2007, we had 367 sales and marketing employees worldwide. In connection with our focus on expanding our customer and product portfolios, we have added employees to our marketing teams in recent years, many of which are directly engaged with our customers.

Our marketing teams determine the products required to meet our customers’ needs and support both our Key Account Centers and regional sales forces. Our marketing organization is divided into product marketing groups and various regional marketing groups, and both groups work closely with our customers and with our sales and R&D organizations. Our product marketing groups help plan our product roadmap, to enable us to develop and manufacture products that we believe will meet our customers’ changing requirements. Our regional marketing teams collect local customer requirements, work together with the product marketing groups and support their respective regional sales organization. Our product marketing organization is primarily based in Germany.

Competition

We compete generally on the basis of price, product design, technical performance, production capacity, product features, product system compatibility, quality, product reliability, and support. Production capacity and quality, in addition to the ability to deliver products reliably and within a very short period of time, play particularly important roles. The importance, however, of these factors varies based on the market for the product group in question.

•	Standard DRAMs for PC and workstation applications. We compete in this market on the basis of price, delivery reliability and logistical support. We consider a strong reputation in delivery reliability to be vital for this market.

•	DRAMs for infrastructure, graphics, mobile and consumer applications. We compete in these markets on the basis of product quality, performance, reliability and engineering support. Logistical support is particularly important for infrastructure applications. Our engineering teams are able to design customer-specific products based on our DRAM trench technology, with high performance for uses such as in graphics applications, and with relatively lower power consumption, which enables longer battery life and lower heat generation in mobile and consumer electronics devices, key areas of concern for our customers. We believe the Sun Microsystems (Best In Class Memory Supplier) award we earned in 2006 for the second consecutive year is an indicator of the high quality and reliability of our products geared toward infrastructure applications.

The markets for our products, especially our standard DRAM products, are intensely competitive. Our principal competitors include other major international DRAM producers as well as many smaller manufacturers that manufacture DRAM using design and manufacturing technologies licensed from the major DRAM producers. Several of these companies license technology from us and, in some cases, we purchase a portion of their DRAM output, while at the same time competing with them for sales. See “— Strategic Alliances and Agreements” for a description of our manufacturing arrangements with strategic partners.

The following table sets forth the market share in percentage based on DRAM revenues in the 2006 calendar year of our principal competitors, according to Gartner, and the primary areas in which we believe we compete with them:

Principal Competitor	Areas of competition	Market share

Samsung Electronics	Standard, infrastructure, graphics, mobile and consumer DRAMs	29%
Hynix Semiconductor, Inc.	Standard, infrastructure, graphics, mobile and consumer DRAMs	17%
Micron Technology, Inc.	Standard, infrastructure, mobile and consumer DRAMs	11%
Elpida Memory, Inc.	Standard, infrastructure, mobile and consumer DRAMs	10%
Nanya Technology Corporation(1)	Standard DRAMs	6%

(1)	Nanya Technology Corporation is our joint venture partner in Inotera Memories, Inc.

According to Gartner, we had the third largest market share based on DRAM revenue and bits in the 2006 calendar year, with a 16% share. For the first half of the 2007 calendar year, we remained the third largest supplier of DRAM by revenue and were the fourth largest supplier of DRAM by bit shipments with market shares of approximately 13% according to Gartner’s report in September 2007.

Research and Development

We believe that research and development, or R&D, will continue to be critical in developing technologically advanced products that are sought after by our customers, as well as manufacturing processes that improve our productivity. Our R&D efforts are intended to build upon our past successes. We believe that we remain at the forefront of our industry in the process of converting DRAM manufacturing from 200mm wafers to 300mm wafers and were the first to implement 193nm lithography in mass production. In the late 1990s, we were among the first to introduce the 256Mb density generation to the market, and we believe we were among the leaders in the industry’s transition to 512Mb DDR2 DRAM. We believe we were the first DRAM developer to bring DDR MobileRAM to the market in October 2004 and we believe that as of the date of this prospectus supplement, we are the only DRAM supplier that has developed and is producing an Advanced Memory Buffer Chip for use in FB-DIMMs for server applications.

Our R&D activities are broadly divided into two major steps. First we develop a manufacturing process technology and a design platform in conjunction with a “lead” product. Subsequently, the rest of the product portfolio is developed as “follower” products which utilize the design platform established in the first step.

Product Development

Our product development activities focus on those specialized and advanced products that we believe provide us more stable and higher selling prices than standard DRAMs. To enable this, we have increased the number of product development engineers from around 560 at the end of the 2003 financial year to more than 1,100 worldwide at the end of the third quarter of the 2007 financial year. We believe these enhanced resources have resulted in the recent successes we have had developing new products. For example, we expanded our graphic DRAM product portfolio from a single product in 2003 to a range of seven products we currently offer in different densities, interfaces and speed for the full range of graphics applications from entry level to high-end.

We have placed particular emphasis in recent years to the expansion of our R&D resources in lower cost locations. For example, we rapidly built up our team in Xi’an, China, in the 2005 financial year. In addition, we plan to set up a new development center for the development of memory products in Suzhou, China, that is scheduled to start activities in October 2007. We believe that appropriate use of skilled R&D personnel in lower-cost locations will improve our ability to maintain our technical position while managing costs.

We define our products in close cooperation with lead customers and industry partners. We actively drive new standards and participate in standardization committees such as the Joint Electron Device Engineering Council (JEDEC). Our worldwide operating Application Engineering teams help our customers to design in our products into their systems. These teams provide technical support to our customers and work to qualify our memory components and modules for inclusion in our customers’ products. They also work with the suppliers of components designed to function together with DRAMs to ensure that our products are validated for use with their products.

Process Technologies

Process technologies have been a key focus for our R&D activities, as we seek to reduce feature sizes and develop new processes. We have successfully developed and implemented several generations of process technologies. We believe that our accumulated experience, including that which we have acquired through our strategic alliances, is enabling us to introduce new memory technology platforms with smaller feature sizes on a schedule and at costs that enable us to remain among the leaders in standardized DRAMs while focusing on more specialized products and design-ins for applications in the graphics, consumer and mobile areas. The goal of our technology development efforts is to support our product designers to meet the customer requirements regarding high performance, low power consumption, small form factors at a competitive cost level.

To maintain a competitive technology roadmap at an affordable cost level, we have been pursuing strategic alliances with several partner companies and consortia. Strategic development alliances, such as the one we maintain with Nanya for DRAM technology and lead product development, allow us to share costs and resources. In particular, our Nanya alliance finalized the process technology development of the 75nm process technology in 2006. Since September 2005, this alliance has been developing 58nm process technology for DRAM products, including the lead products which will use these new technologies. We also cooperate with Advanced Micro Devices Inc. and Toppan Photomasks Inc. in the joint ventures AMTC and BAC. AMTC is currently developing and pilot manufacturing the next generation of photomasks. BAC operates and leases the facility in which AMTC and Toppan Photomasks Germany GmbH are located. All of our DRAM and flash technology development takes place at our DRAM and Flash technology development center in Dresden, Germany.

We are also maintaining as a focus of our continuing research and development efforts the development of process technologies that possess physical characteristics that can be utilized to yield advantages for customer specific applications in terms of performance and power consumption. We believe these characteristics are important in DRAM products for use in applications such as infrastructure, graphics, mobile and consumer devices and have enabled us to achieve important design wins for products for use in applications ranging from game consoles and MP3 players to advanced servers. In this context, we are currently preparing for the qualification of our trench technology at the 58nm technology node by the end of our 2008 financial year.

We are at the same time working on designs beyond this technology node with an open platform approach and a range of architectures and technologies under review. We are also engaged in the research and development of various emerging memory technologies. We are focusing primarily on Phase Change Random Access Memories (PCRAM), Conductive Bridging RAM (CBRAM) and Magnetoresistive RAM (MRAM). These emerging memories use alternative methods to store information. Among them may be candidates to replace existing mainstream memory technologies in the long-term, although it is too early for us to make any prediction about the potential for any of these technologies.

Packaging Technology

Since 2002, we have concentrated our development activities for packaging technology in Dresden, at our back-end pilot fab, where work focuses on both development of new packages and assembly innovation. The development of follower packages or products is conducted at our high volume backend sites in Porto, Portugal, Suzhou, China and Malacca, Malaysia. We also cooperate with Infineon on various aspects of package development as well as with United Test and Assembly Center, Singapore on the development of multichip packages. In August 2007, we established a jointly owned company with SanDisk for the development of multichip packages for use in mobile communication applications such as mobile phones.

Cooperation with Infineon

In connection with our carve-out, we have entered into various agreements with respect to our R&D activities. In particular, the Framework Agreement on Research and Development Services defines the parameters of our cooperation with Infineon with respect to certain R&D areas. See “Arrangements between Qimonda and the Infineon Group” for more details on these parameters. Under the Framework Agreement on Research and Development Services, we will continue to work together with Infineon on various common development activities, including jointly funded R&D projects that focus on process development and packaging technologies. We anticipate that most of these projects will be carried out in Germany. We expect to continue to cooperate with Infineon, sharing equipment and making use of synergies at our Reliability Lab, and failure analysis, both of which help us reduce yield loss, or manufacturing errors, in production.

Locations

We conduct R&D activities in various locations around the world. The following table shows our major R&D locations and their areas of competence, including the principal R&D joint ventures in which we participate:

Principal Research and Development Locations

Location	Areas of competence
Burlington, Vermont	Low power and mobile and consumer DRAMs
Dresden, Germany(1)	DRAM technology, flash technology, emerging memory technology, package technology and photomask technology development
Munich, Germany(2)	Computing and graphic DRAMs, as well as emerging memory research; flash product development
Padua, Italy	Flash product development and design
Raleigh, North Carolina	Product development for standard and specialty DRAM
Xi’an, China	Computing and consumer DRAMs

(1)	Includes our own research and research conducted in conjunction with our development partner, Nanya ,our photomask related research and development conducted in conjunction with AMD and Toppan, our process and tool development in the Center for Nanoelectronic Technologies together with AMD and the Fraunhofer Society and our material research conducted in “namlab” in cooperation with the Technical University of Dresden

(2)	Includes our own research and research conducted in conjunction with our development partner, Nanya.

In addition to our principal locations, we have smaller locations in San Jose, California, and Tokyo, Japan, where we support development of specific applications or specific customers’ lead products. At our back-end location in Porto, Portugal, we support high speed test and back-end technology development. We are currently establishing an additional development center in Suzhou, China focused on product development for computing and consumer DRAM. The center is scheduled to start activities in October 2007.

We conduct DRAM product and process technology development on three continents at a number of major development centers. Our Dresden 300mm fab has an R&D center integrated directly into it, enabling us to conduct R&D at the production site, which we believe enables us to quickly transfer know-how from development into manufacturing. Our Research and Development Center, where we conduct manufacturing process technology development, is located at the Dresden center. The Center for NanoelectronicTechnology, operated in cooperation with the Fraunhofer Society and Advanced Micro Devices, is also located at our Dresden facility. The Center further strengthens our research capabilities with respect to both DRAM and non-volatile memory process technology. Also, the AMTC, the Advanced Mask Technology Center operated together with AMD and Toppan, is located at Dresden. Together with the Technical University of Dresden, we operate the new Nanoelectronic Materials Laboratory (namlab) at the university campus focusing on material research.

Our development center in Munich, Germany focuses on lead products for computing and graphics applications. The design center in Raleigh, North Carolina, focuses on “follower” products for computing and graphics, while our design center at Burlington, Vermont, focuses on mobile products. Our design center in Xi’an, China focuses on computing and consumer DRAM products. In addition to DRAM products, we also design and develop flash memory products in Padua, Italy, and Munich, Germany, and develop high speed AMB chips in Munich, Germany. Additional customer specific product development work is done in smaller development centers. Finally, we maintain an extensive network of cooperation arrangements with technical institutes and universities to remain current with technological developments.

At June 30, 2007, our research and development staff consisted of 2,345 employees working in our R&D units throughout the world, a net increase of 589 compared to 1,756 at September 30, 2006. The net increase of R&D employees in the nine months ended June 30, 2007 resulted mainly from organizational changes implemented at the beginning of our 2007 financial year which dedicate the activities of existing employees to the field of R&D.

Strategic Alliances and Agreements

Our strategic alliances include both research and development and manufacturing alliances. We believe that these strategic alliances confer a number of important benefits, including:

•	worldwide access to the expertise of other industry participants, including manufacturing competence in new locations and additional experienced R&D employees;

•	sharing the risks inherent in the development and manufacture of new products;

•	sharing costs, including the costs of R&D and production ramp-up; and

•	efficiency gains, including reduced time-to-market of new generations of semiconductor devices and greater economies of scale.

We believe that a key element of the success of our strategic alliances and foundry agreements results from our philosophy that these alliances should be mutually beneficial. For example, our foundry agreements provide us access to flexible manufacturing capacity, while our partners can benefit from access to our technology and manufacturing expertise.

The following table shows our principal strategic manufacturing and R&D alliances, as well as their respective activities and locations, as of June 30, 2007:

Principal Strategic Alliances

Partner	Relationship	Principal Activity	Location

Nanya	Joint venture participant in Inotera, in which we hold a 36.0% interest(1)	DRAM manufacturing at Inotera’s new 300mm facility	Taoyuan, Taiwan
Nanya	Joint R&D activities	R&D in both product and technology development for 90nm, 75nm and 58nm process technologies	Dresden and Munich, Germany
CSVC	Joint venture participant in Qimonda Suzhou in which we hold a 72.5% economic interest(2)	Back-end assembly and test at the joint venture’s new facility	Suzhou, China
SMIC	Foundry manufacturing	Manufacturing capacity at SMIC’s facilities	Shanghai and Beijing, China
Winbond	Foundry manufacturing	Manufacturing capacity at Winbond’s facilities	Hsinchu, and Taichung, Taiwan

(1)	Nanya holds slightly more Inotera shares than we do, and the public and employees of Inotera own the remainder.

(2)	We are obligated to inject additional equity of $87 million into the joint venture by the year 2008. This would increase our ownership percentage accordingly.

In addition to these principal alliances, we also participate or have participated in a number of smaller alliances, especially in the area of emerging memory development. These include a development alliance with IBM on Phase Change Memories (PCRAM) and development activities with Altis concerning Conductive Bridging (CBRAM) and Magnetoresistive RAM (MRAM). We are also cooperating with Advanced Micro Devices, Inc., (AMD), and Toppan Photomasks (formerly DuPont Photomasks Inc.) on the development and production of photomasks at the Advanced Mask Technology Center GmbH & Co. KG, (AMTC), in Dresden, Germany. We maintain an equity investment in Maskhouse Building Administration GmbH & Co. KG, (BAC) a German limited partnership company that owns the premises used by AMTC described below and Toppan Photomasks Germany. Infineon’s co-venturers have not yet given the required consent to the transfer of the AMTC and BAC interest to us. While pursuant to the AMTC and BAC limited partnership agreements, such consent may not be unreasonably withheld, we, Infineon and Infineon’s co-venturers are finalizing an agreement that provides such consent and also addresses Infineon’s intention to reduce its stake in us below 50%. The AMTC and BAC interest is held in trust by Infineon for our economic benefit pursuant to the contribution agreement.

We also had an equity investment in Hwa-Keng, a Taiwanese company formed for the purpose of facilitating the distribution of Inotera shares to Inotera’s employees. This company was liquidated because its business purpose has been fulfilled with the completion of the initial public offering of Inotera’s shares. We and Nanya purchased half of the Inotera shares held by Hwa-Keng. Upon completion of the liquidation, Hwa-Keng’s assets (principally the proceeds from the sale of the shares) were distributed to its shareholders, Nanya and Infineon. As required by the contribution agreement, Infineon has transferred these assets to us.

Research and Development Alliances

Infineon has entered into a number of agreements to cooperate with industry participants to conduct R&D related to the development of new products and manufacturing process technologies. These agreements enable us to benefit from the expertise of other industry participants and to share the costs and risks inherent in the development of new products and process technologies. Our principal R&D alliance is with Nanya Technology Corporation, a Taiwanese company with which we also have a manufacturing collaboration through our Inotera joint venture.

In November 2002, Infineon entered into agreements with Nanya to establish a strategic cooperation for the development of DRAM products and to form Inotera Memories, Inc. Inotera is a joint venture the purpose of which is to construct and operate a 300mm manufacturing facility with two manufacturing modules in Taiwan. Under the terms of the initial development agreement, we were jointly developing and sharing development costs with Nanya for advanced 90nm and 75nm process technologies. By June 2005, we and Nanya had qualified the 90nm DRAM technology and achieved validation by Intel. By September 2006, we and Nanya had qualified the 75nm DRAM technology and achieved validation by Intel.

In September 2005, Infineon entered into another agreement with Nanya to expand their joint development cooperation on DRAM process technologies. The new agreement provides for the joint development of advanced 58nm production technologies for 300mm wafers. Joint development began upon signing the agreement. The research is being conducted in Dresden and Munich. We believe the extension of the existing co-development of projects could help us expand our position in the DRAM market and reduce our up front development costs.

The November 2002 agreement, as amended, entitles Nanya to receive from us or our then-existing foundry partners 60% of that amount of our foundry capacity that is in excess of the foundry capacity we receive as of December 2006. Nanya may also receive 50% of our foundry capacity for which we contract after March 1, 2006 with new foundry partners. Our obligation to provide foundry capacity is capped at one third of our total 90nm foundry capacity. In combination, the 2002 and 2005 agreements also entitle Nanya to receive from us or our foundry partners one third of our 75nm foundry capacity and one third of our 58nm foundry capacity. As of the date of this prospectus supplement, we have not contracted for foundry capacity that would require us to cede capacity to Nanya under these agreements. We do not expect that any foundry capacity that we may be required to provide to Nanya will have a material adverse effect on our business, financial condition or results of operations.

Infineon was free to assign the agreements mentioned above to us and has done so in connection with the carve-out. The 2002 development agreement remains in effect until the date of completion of the last technical cooperation project, but may be terminated by either party for cause, such as a material breach by the other party, insolvency or bankruptcy of the other party, or the acquisition, by a third party, of at least half of the voting stock or control of the other party. The 2005 development agreement remains in effect at least until December 2007, at which point, if the goals of the cooperation project have not been completed, the parties agree to continue working for an additional six months and then discuss the extension of the timeframe for the project. The agreement may also be terminated by either party for cause, such as a material breach by the other party, insolvency or bankruptcy of the other party, or the acquisition, by a third party, of at least half of the voting stock or control of the other party.

Inotera completed an initial public offering of its shares on March 17, 2006 and an offering of its global depositary shares on May 10, 2006. Its shares are now listed on the Taiwan Stock Exchange and its global depositary shares are listed on the Luxembourg Stock Exchange. The initial public offering of shares and the offering of global depositary shares raised approximately $619 million which will, together with debt financing, be used to fund the second manufacturing module.

Manufacturing Alliances

We also have a number of long-term strategic agreements with leading industry participants to manufacture products. We intend to use these agreements to assist us in maintaining our strong technological position and sharing start-up costs inherent in transitioning to successive generations of semiconductor memory products. We believe these alliances allow us to reduce the capital we would have had to invest if we were to engage in these activities alone. In addition, they provide us with access to modern manufacturing capacity in low cost regions. Our manufacturing alliances are part of our global “fab cluster”. This concept permits us to share engineering know-how, manufacturing and quality control best practices and common rollouts of process improvements among all of the facilities in which our products are produced.

Inotera

As described above, in November 2002 Infineon entered into agreements with Nanya to establish a strategic cooperation in the development of DRAM products and to form Inotera Memories, Inc., a joint venture to construct and operate a 300mm manufacturing facility with two manufacturing modules in Taiwan.

We expect that Inotera’s 300mm manufacturing facility in Taiwan will employ the production technology developed under our separate joint development agreement with Nanya. The construction of the first Inotera module was completed and mass production began in the 2004 financial year. The capacity ramp-up of this first module with a capacity of up to 62,000 wafer starts per month, was completed during our 2006 financial year. In May 2005, the groundbreaking for the second manufacturing module took place. Construction of this manufacturing module was completed in the 2006 financial year and the ramp-up of capacities in this module has started and Inotera expects its total capacity of both modules to reach 120,000 300mm wafer starts per month by the end of the third quarter of the 2007 calendar year. Under the terms of the venture, Nanya and we each purchase 50% of Inotera’s output. The joint venture agreement does not have a fixed term. It can be terminated by either party upon material breach by the other party of the agreement, the 2002 development agreement, the product purchase agreement or the ancillary know-how transfer agreement, if the 2002 development agreement is terminated, upon bankruptcy or liquidation of the other party or if the other party’s share ownership in Inotera drops below 33.5%. The party serving termination notice under the agreement can choose to either sell its shares to the other party at 120% of the higher of either the net asset value or market value, or purchase the other party’s shares at 80% of the lower of either the net asset value or market value. The joint venture agreement is automatically terminated when one of the parties transfers or sells all of its shares in Inotera unless such shares are transferred to an affiliate or were previously offered to the other party on the same terms as any proposed sale or transfer and any third-party purchaser has agreed to enter into the joint venture agreement.

The purchase price per DRAM wafer we pay to Inotera is calculated using a profit and loss sharing formula set forth in the product purchase and capacity reservation agreement we have entered into with Nanya and Inotera. The calculation is performed monthly and the purchase price is equal to the sum of:

•	an amount representing the front-end cost per wafer Inotera incurs, plus

•	a fixed percentage of the notional total profit (or loss) the buyers realize when they sell the wafer.

The profit (or loss) per wafer is calculated by subtracting the following items from the average selling price per wafer the buyers realize when they sell to their customers the functional chips on the wafer:

•	the front-end cost per wafer Inotera incurred (including its cost of goods sold and research and development expenses,

•	the back-end cost per wafer the buyers incurred (including the costs of back-end assembly and testing processes); and

•	a fixed percentage of the average selling price per wafer we realize to cover overhead costs we incur, which is in line with other companies in the industry.

This profit and loss sharing formula, including the fixed percentages, cannot be modified without the consent of the three parties and the approval of such change by the Board of Directors of Inotera. The product purchase and capacity reservation agreement remains in effect for as long as the joint venture agreement is in effect. It can also be terminated upon material breach by the other party of this agreement or by both parties concurrently with the termination for cause of the joint venture agreement or 2002 development agreement.

The agreement governing our joint venture with Nanya allowed Infineon to transfer its shares in Inotera to us. However, under Taiwanese law, Infineon’s shares in Inotera were subject to a compulsory restriction on transfer (lock-up) as a result of Inotera’s IPO in March 2006. For that reason we had established a separate trust agreement pursuant to which Infineon agreed to hold title to the Inotera shares in trust for us until they could be transferred. In October 2006, the Taiwanese authorities granted an exemption to Infineon permitting it to transfer the shares. The transfer from Infineon to us was completed on March 13, 2007 other than a portion representing 0.24% of the total Inotera shares which Infineon holds in trust for us due to Taiwanese legal restrictions.

If Infineon were to reduce its shareholding in our company to a minority level before the earlier of the fifth anniversary of our carve-out from Infineon and the achievement of early mass production using 58nm process technology at our manufacturing site in Dresden, the joint venture agreement with Nanya, as amended, could require us to transfer these Inotera shares back to Infineon. We agreed with Infineon that, in this event, we would transfer the Inotera shares back to the trust. The trust agreement provides for Infineon to again hold the Inotera shares in trust for us until they could be transferred back to us.

CSVC

Infineon established a joint venture, Infineon Technologies Suzhou Co., Ltd. (recently renamed Qimonda Technologies (Suzhou) Co., Ltd., and referred to herein as Qimonda Suzhou) with China Singapore Suzhou Industrial Park Venture Co., Ltd. (CSVC) in Suzhou, China and constructed a back-end facility for the assembly and testing of our products. The joint venture agreement was entered into in July 2003 and has an initial term of 50 years. Infineon contributed this agreement to us in the carve-out. It can generally be terminated upon material breach by the other party, a party’s bankruptcy or insolvency and various other events relating to a party’s financial condition. The facility officially opened in September 2004 and is scheduled to have capacity of up to one billion chips per year. The facility is being ramped up in a number of stages as dictated by growth and trends in the global semiconductor memory market. We are required to purchase the entire output of the facility. We have invested $155 million in Qimonda Suzhou and expect to invest a further $86.5 million in the venture by the end of our 2008 financial year pursuant to our current contractual obligations. Infineon contributed its ownership in Qimonda Suzhou to us in the carve-out effective May 1, 2006 (45% of the venture’s share capital, representing 72.5% of the voting rights in the venture). We currently hold 63% of Qimonda Suzhou. We plan to increase our investment in Qimonda Suzhou such that we will hold approximately 72.5% of its share capital by the end of 2008, with CSVC owning the remaining 27.5%. We have the option to acquire the remaining CSVC stake at the nominal investment value plus accrued and unpaid return. The joint venture intends to arrange external financing for any further investment required to purchase additional equipment. There can be no assurance that this external financing can be obtained at favorable terms or at all. We have always consolidated Qimonda Suzhou as a subsidiary due to our management and voting right control and eliminate income or losses as minority interests.

In March 2007, we announced plans to expand capacity at our back-end manufacturing facility in Suzhou, China for which we expect capital expenditures of €250 million over the next three years. The joint venture intends to arrange external financing for any further investment required to purchase additional equipment. We cannot assure you that this external financing can be obtained on favorable terms or at all.

SMIC

In December 2002, we entered into a Product Purchase and Capacity Reservation Agreement, as most recently amended in August 2007, with Semiconductor Manufacturing International Corporation (SMIC), a Chinese foundry. As amended, this agreement provides us access to additional DRAM manufacturing capacity. Under the terms of this agreement, SMIC agreed to manufacture, and we have agreed to purchase, up to 20,000 wafers per month at SMIC’s 200mm production facility in Shanghai at least until 2007 and up to 15,000 wafers per month at SMIC’s 300mm production facility in Beijing at least until 2010. The agreement remains in effect until December 31, 2010 and may be extended. We have the unilateral right to terminate this agreement in the event that one of our semiconductor competitors acquires 50% of SMIC’s voting shares. In addition, either party may terminate the agreement upon material breach by the other party of any obligation under this or the ancillary know-how transfer agreement or upon bankruptcy or insolvency of the other party.

Under the terms of the agreements, Infineon was free to assign the agreement to us and has done so in connection with the carve-out.

Winbond

In May 2002, we entered into a Product Purchase and Capacity Reservation Agreement with Winbond, a Taiwanese foundry. This agreement provides us access to additional DRAM production capacity. Under the terms of this agreement, Winbond agreed to manufacture, and we agreed to purchase, up to 19,000 wafer starts per month from Winbond’s 200mm production facility in Hsinchu, Taiwan until 2007. We are currently phasing down our purchases of 200mm wafers from Winbond.

In August 2004, we entered into an extended Product Purchase and Capacity Reservation Agreement, as most recently amended in August 2006, with Winbond. This agreement gives us access to additional DRAM production capacity of up to 18,000 wafers per month in Winbond’s 300mm facility in Taiwan until 2009. We have exceeded this level from time to time. Under the terms of this agreement we agreed to provide our 80nm DRAM trench technology to Winbond’s 300mm-wafer facility and Winbond agreed to manufacture DRAMs for computing applications using this technology exclusively for us. Under the terms of these agreements, Infineon was free to assign these agreements to us and has done so in connection with the carve-out. Each agreement remains in effect until the last shipment of, and payment for, products manufactured under the agreement unless it is earlier terminated for breach.

On June 27, 2007, we signed agreements with Winbond to expand our existing cooperation with Winbond and our reservation of capacity at Winbond’s facility for up to 24,000 300mm wafer starts per month. Under the terms of the agreements, we will provide our 75nm and 58nm DRAM trench technology to Winbond’s 300mm-wafer facility. In return, Winbond will manufacture DRAMs for computing applications using this technology exclusively for us.

Facilities and Manufacturing

Manufacturing Facilities

Including our joint ventures and foundry relationships, we operate manufacturing facilities in Europe, North America and Asia. The following table shows information with respect to our current manufacturing facilities and our facilities that are either under construction or in the ramp up phase and the portion of the output of the facility to which we are entitled. Output is measured in wafer starts per month, or “wspm”.

Current and Planned Manufacturing Facilities

	Year production line
	came or is expected		Output to which
	to come on-stream	Clean room m(2)	we are entitled

Front-end facilities (wafer fabrication):
Our Own Facilities
300mm facility, Dresden, Germany	2001	10,177	All
200mm facility, Richmond, Virginia	1998	16,771	All
300mm facility, Richmond, Virginia	2005	12,218	All
300mm facility, Singapore(1)	2009	20,000	All
Joint Venture Facilities
300mm Inotera Memories facility, first module, Taiwan(2)	2004	N/A	Half
300mm Inotera Memories facility, second module, Taiwan(2)	2006	N/A	Half
Foundry Capacity
200mm Infineon facility, Dresden, Germany(3)	1996	—	Variable corridor
200mm Winbond facility, Taiwan(4)	1999	—	up to 19,000 wspm
300mm Winbond facility, Taiwan(4)	2006	—	up to 24,000 wspm
200mm SMIC facility, Shanghai, China(4)	2003	—	up to 20,000 wspm
300mm SMIC facility, Beijing, China(4)	2004	—	up to 15,000 wspm
Back-end facilities
(packaging, assembly and testing):(5)
Dresden, Germany	1996	3,211	All
Malacca, Malaysia(6)	1973	12,163	All
Porto, Portugal	1997	17,697	All
Suzhou, China(7)	2004	14,124	All
Johor, Malaysia(8)	2008	25,000	All

(1)	On April 25, 2007, we announced plans to construct a fully-owned manufacturing facility in Singapore. Depending on the growth and development of the world semiconductor market, we plan to invest approximately €2 billion in the facility over the next five years.

(2)	Owned by Inotera Memories, Inc., our joint venture with Nanya in which we and Nanya each own minority shares. We own 36.0% of the shares as of June 30, 2007. Our share in the production of the joint venture is 50%. The 36% of the shares we own include 0.24% of the share capital that remained held by Infineon Investments B.V. at the time of the carve-out. These shares cannot be transferred to us because of Taiwanese legal restrictions, and Infineon Investments holds them in trust for us.

(3)	During our 2006 financial year, approximately 63% of this facility’s capacity was used for the production of our products. As described under “Arrangements between Qimonda and the Infineon Group”, we use capacity at Infineon’s 200mm manufacturing facility in Dresden pursuant to an agreement with Infineon, as amended in January 2007. Under this agreement we have agreed to share equally with Infineon any potential restructuring costs that might be incurred in connection with the ramp-down of production, if neither company can use that capacity.

(4)	We own no equity interest in this facility but have licensed technology to the third-party owner. We are contractually entitled to a stated amount of the facility’s DRAM output, which is manufactured using our technology. See “— Strategic Alliances and Agreements” for more detail on these arrangements. We have recently phased out capacity utilization at the 200mm line at Winbond.

(5)	In addition, we have agreements with EEMS Italia SpA and UTAC, which provide additional back-end subcontracting services at their facilities in Italy and China and Singapore. We have also entered into a partnership with EEMS Italia SpA for the assembly and testing of memories in a dedicated facility in Suzhou, China.

(6)	Includes about 2,000m2 cleanroom and 10,000m2 not cleanroom classified production area.

(7)	We constructed this facility pursuant to our joint venture agreement with CSVC. See “— Strategic Alliances and Agreements” for more detail on these arrangements. We recently announced plans to construct a second manufacturing module with an additional cleanroom area of about 10,000m2 in calendar year 2007 for which we expect capital expenditures of €250 million over the next three years.

(8)	We recently announced plans to construct a new facility for module manufacturing in Johor, Malaysia for which we expect to invest €150 million over the next five years.

In the third quarter of our 2007 financial year we had access to a total front-end capacity of about 187,000 wafer starts in 300mm equivalents per month (equivalent to approximately 412,000 wafer starts in 200mm equivalents) through our own facilities, our joint venture and our foundry agreements. The capacities provided by our joint venture Inotera constituted 28%, the capacities sourced from our non-affiliated foundry partners SMIC and Winbond together constituted about 23% and the capacities sourced from Infineon’s 200mm facility at Dresden constituted about 7% of these capacities.

Process technology

In the front-end process, electronic circuits are produced on a silicon wafer. This process involves several hundred process steps and takes place over a period of approximately two months in a clean room environment in which humidity, temperature and particle contamination are precisely controlled. Because of the very small geometries involved in wafer processing, highly complex and specialized equipment, materials and techniques are used. The main process steps to build the circuit structures include oxidation or deposition steps, photolithography, etching and ion implantation. At the end of the front-end process the chips are tested on the wafer for functionality.

Our trench architectures requires a special deep trench etch process to etch the holes for the capacitors into the bare silicon wafer surface, a process which is undertaken early in the chip manufacturing process. These holes can be etched into silicon with very high aspect ratios (depth divided by the diameter of the hole). As a result, the trench capacitor has a very high surface area and therefore a high capacitance, or ability to store electrical charges. The higher the capacitance, the higher the number of electric charges a capacitor can store. We have used the high capacitance of the chips we have been manufacturing to reduce the voltage required to power the cell array.

Front-End Manufacturing

In the front-end manufacturing process chips are produced on silicon wafers. Our front-end fabs generally operate 24 hours per day, 7 days per week, not including scheduled maintenance downtime (which generally involves only individual pieces or clusters of equipment, rather than entire facilities) and unscheduled stoppages. We do not generally adjust our manufacturing schedule in response to changes in demand. Maximum utilization of our facilities allows us to spread our high fixed-costs over a larger number of chips. In addition, given the complexity involved, our manufacturing processes are more stable if operated continuously. We had no significant unplanned production stoppages at our own front-end fabs during our 2006 financial year or in our 2007 financial year to date.

Wafer Size Roadmap

In our efforts to continue to reduce our per-unit manufacturing costs, we continue to ramp up our volume of production on 300mm wafers. In the 2006 financial year, we continued to increase our share of DRAM manufacturing on 300mm wafers. Our 300mm Dresden facility has started commercial production using 75nm technology. In addition, our 300mm facility at Richmond, Virginia started commercial production in September

2005 and completed the first phase of its ramp-up to a capacity of approximately 25,000 wafer starts in April 2006. The maximum capacity of this facility is expected to amount to 50,000 wafer starts per month and we plan to ramp up production based on market developments; we target a capacity of 36,000 wafer starts per month by the end of the 2007 financial year. The first manufacturing module of Inotera, our 300mm manufacturing joint venture with Nanya, reached a maximum of 62,000 wafer starts per month during the 2006 financial year. The second manufacturing module of Inotera was constructed in the 2006 financial year and is currently in ramp-up. Inotera plans to reach an aggregate maximum capacity of 120,000 wafer starts per month by the end of the third quarter of the 2007 calendar year. Qimonda and Nanya each are entitled to 50% of Inotera’s capacity. Our foundry and development partner Winbond has officially opened its new 300mm facility in Taiwan end of April 2006 and began volume production in 2006. In April 2007 we announced plans to construct a fully-owned 300mm manufacturing facility in Singapore. Construction of the new facility is expected to start by the end of the 2007 calendar year, with the first wafer produced in the 2009 calendar year. We are planning a cleanroom size for a maximum capacity of 60,000 wafer starts per month. Given the cost efficiencies of production on larger wafer sizes, we believe that increasing the share of our 300mm production will substantially reduce our overall per-unit production cost for memory chips.

We believe that, among our principal competitors we are one of only two that have made substantial progress in ramping up 300mm production. With 78% of the DRAM bits we produced in the first quarter of the 2007 calendar year taking place on 300mm wafers, we believe, based on iSuppli research, that we have the highest percentage of bit production on 300mm wafers of the three largest DRAM suppliers. Through our early ramp-up, we have gained expertise in 300mm manufacturing techniques and technologies. We believe that, as we equip our remaining owned facilities with 300mm wafer technology, we will be able to gain additional cost advantages over competitors that have not yet switched a substantial portion of their manufacturing to 300mm technology.

Feature Size Roadmap

The increase in memory density and resulting reduction of chip feature sizes through the introduction of advanced process technologies is one of the key factors in reducing manufacturing costs. Innovations in process technologies and continual reductions in per-bit manufacturing costs have been driven largely by the needs of the standard DRAM market. The dynamics of this market have caused continuous evolution of process technologies, with an ongoing race for smaller die sizes and higher memory densities at lower prices. During the 2006 financial year, we increased the capacity share based on 90nm DRAM technology and started commercial production based on our 75nm DRAM technology. In addition, we developed and released for production in October 2006 an 80nm technology, which contains fewer technological upgrades than previous new technologies, but which we believe will improve the number of dies we are able to produce per wafer. In the third quarter of our 2007 financial year, approximately 16% of our capacities used to manufacture DRAMs had been converted to 80nm and 75nm technologies. With our joint venture partner Nanya, we have already started development of the 58nm technology node.

We intend to leverage the advantageous physical characteristics provided by our trench technology to develop three different platforms that address the specific needs of different customers for DRAM products that emphasize high performance, low-power consumption or low cost. We believe the ability to offer customers products tailored to their specific application requirements will increase our flexibility and help us improve the breadth of our product design-ins.

Back-End Manufacturing

In back-end manufacturing, chips are packaged, assembled and tested. We believe that our back-end facilities are equipped with state-of-the-art equipment and highly automated manufacturing technology, enabling us to perform assembly and test on a cost-efficient basis. In an effort to further enhance our back-end manufacturing efficiency and improve our cost position, we have increased our production volumes in lower-cost countries such as Malaysia and China. In March 2007, we announced plans to further expand our backend operations at Suzhou, China, with the construction of a second manufacturing module. In addition, we announced the construction of a new module house at Johor, Malaysia to increase our capacities for module manufacturing. Our back-end facilities provide us with the flexibility needed to customize products according to individual customer specifications.

To ensure the commercial viability of our products, we have completed the conversion of all Qimonda product packages to comply with the European Directive on the restriction of use of certain hazardous substances in electronic and electrical equipment, or RoHS Directive. In particular, the RoHS Directive sets forth lead-free standards for many types of electronic and electrical equipment. The obligation to comply with the RoHS Directive ultimately lies with the equipment’s producer. These customers therefore require us to supply lead-free products, and we regularly provide certificates that document our products’ compliance with the RoHS Directive’s lead-free standards.

To address the needs of electronic equipment manufacturers whose products require an exemption from the application of the RoHS Directive, typically for technical or economic reasons, exemptions are available which permit the use of lead-containing parts for specific applications. In addition, certain manufacturers have been individually exempted from compliance with the RoHS Directive by the relevant governmental authorities. We continue to supply a small number of lead-containing products for these exempted applications and manufacturers. Additionally, we have a number of customers who require delivery of lead-containing products to non-European markets, where the RoHS Directive does not apply.

“Fab Cluster” System

In 1998, we introduced our fab cluster system, through which we link and coordinate activities at our own front-end and back-end sites with those sites that are operated by our alliance, foundry and back-end partners. We operate these facilities as a cohesive unit which enables us to align these facilities through synchronized technical, quality and reporting guidelines. This system allows us to:

•	implement identical technology roadmaps at all sites where the equipment permits this;

•	synchronize manufacturing processes and quality control at all sites; and

•	quickly move “best practices” developed at one facility to all operations, which helps us to maximize quality and accelerate ramp-up times. For example, we continuously monitor yield at each of the sites in our fab cluster. Differences in yield lead to a comparison of practices and to an identification of each site’s comparative strengths. This results in our ability to set best practices for the entire fab cluster.

When one of our fab cluster’s facilities is qualified by a customer to make a specific product, qualification of the remaining fabs in the cluster is typically easy to achieve. By qualifying the entire cluster to a customer, we can supply that customer with products from any of our fabs, which affords us significant operational flexibility. Further, by maintaining access to facilities around the world, we are also able to attract highly skilled workers on a more global basis, and maintain access to lower-cost workers as required. This system permitted our joint venture Inotera to complete its first fab ramp-up to 50,000 wafer starts per month in four quarters which we believe is the benchmark in the industry.

Currently, our fab cluster includes our own front-end facilities in Dresden and Richmond, Virginia, our back-end facilities in Dresden, Malacca and Porto, as well as our front-end manufacturing joint venture Inotera, our back-end manufacturing joint venture Qimonda Suzhou, our front-end foundry partners Winbond, SMIC and Infineon (Dresden 200mm) and the dedicated back-end facility in Suzhou, China, of EEMS Italia SpA that is currently under construction and scheduled to start operations early in the 2008 calendar year.

Mask Manufacturing

High-end photomask technology is a prerequisite for achieving small feature size. Since May 2002, the Advanced Mask Technology Center, or AMTC, Infineon’s joint venture with Advanced Micro Devices and Toppan Photomasks in Dresden, Germany, has developed advanced photomasks. Since 2004 the joint venture has developed and produced high-end photomasks at AMTC’s pilot production facility. We purchase some of our mask supply from that pilot production facility. We also purchase masks from Toppan Photomasks under a cooperative arrangement with Infineon, and expect to continue to do so for as long as Infineon is our majority shareholder.

ISO Qualification

We have held ISO 9001 certification since 1986 and ISO/TS 16949 certification (which elaborates on particular requirements for the application of ISO 9001) since 2004. Qimonda has passed the re-certification audit in December 2006, with the result that the certifications will be valid until June 2010. Annual surveillance audits are performed by our Third Party Body, DNV Det Norske Veritas Zertifizierung und Umweltgutachter GmbH, Essen, Germany.

ISO quality management standards are developed by the International Organization for Standardization (ISO), the world’s leading developer of international standards to specify the requirements for state-of-the-art products, processes and managerial practices. ISO quality management certification is an indispensable condition to enjoying sound relationships with our customers.

Intellectual Property

Our intellectual property rights include patents, copyrights, trade secrets, trademarks, utility models, designs and maskwork rights. The subjects of our patents primarily relate to IC designs and process technologies. We believe that our intellectual property is a valuable asset which protects our investment in technology, and supports our licensing efforts with third parties.

Allocation of Existing Patents

In connection with our carve-out, the Infineon Group transferred to us ownership of all those patents and patent applications (which we refer to simply as patents in this section) attributable to the Memory Products business. The ownership of all other patents remained with the Infineon Group. Qimonda’s patent portfolio at the end of June 2007 included more than 19,480 patents and patent applications (representing more than 5,850 patent families) compared to more than 23,000 patents and patent applications that remained on the side of Infineon at the time of the carve-out.

Pursuant to the contribution agreement, the Infineon Group may continue to use any patents transferred to us outside the memory products business for their lifetimes. The contribution agreement likewise permits us to use those patents remaining with the Infineon Group within the memory products business under terms corresponding to those we extended to Infineon under this agreement.

Cross-License Under Future Patents

We will own any patents that have been or will be applied for in our name after the carve-out.

As part of the contribution agreement, we agreed to the following terms with respect to patents applied for by either party and its subsidiaries within five years of the effective date of the carve-out or as long as Infineon owns a majority of the shares of our company, whichever period is longer.

The Infineon Group will receive royalty-free licenses to use our patents outside the memory products business for the lifetimes of the patents or until a change of control of Infineon occurs. If a change of control of Infineon occurs, the licenses would continue if we received corresponding licenses for the memory products field from the third party then controlling Infineon.

The contribution agreement likewise permits us to use those patents applied for by Infineon in the memory products business, under terms equivalent to those we extended to Infineon under this agreement, including a mechanism for handling any change of control equivalent to the one described above.

Sublicense Rights

In connection with a spin-off or the creation of a joint venture, Infineon has the right to sub-license any patents transferred to us as part of the carve-out, as well as any Qimonda patents subject to the cross-license arrangements between Infineon and us, as described above, as long as:

•	the patents are used outside the memory products business;

•	we receive a grant-back license from the spin-off or joint venture and its majority shareholder in the memory products business; and

•	such majority shareholder has no pending patent law suit with us.

In connection with a spin-off or joint venture involving Qimonda, the contribution agreement likewise permits us to sub-license those patents remaining with Infineon, as well as any of Infineon’s patents subject to the cross-license arrangements, described above, within the memory products business, under terms equivalent to those we extended to Infineon under this agreement.

As long as we are a Majority-Owned Subsidiary of Infineon

Infineon is permitted to license any patents for which we apply while Infineon is our majority shareholder within cross-license agreements it had already concluded with third parties as of the carve-out date and which require the licensing of patents of subsidiaries.

Furthermore, as long as Infineon holds a majority share in our company, Infineon is permitted to license any patents created by us within cross-license agreements it concludes with third parties after the carve-out, subject to our consent, which we may not unreasonably withhold.

Patent Licensing Negotiations with Third Parties

Under the contribution agreement, Infineon is entitled to raise claims against third parties with respect to a small number of transferred patents that are the subject of licensing negotiations between Infineon and these third parties. We agreed to take the steps necessary to enable Infineon to make such claims. For as long as these negotiations have not been completed and we remain a majority-owned subsidiary of Infineon, we may not license the relevant patents to such third parties or pursue claims against such parties without Infineon’s consent.

Cross-License Agreements with Third Parties

It is common in the semiconductor industry for companies, including competitors, to enter into patent cross-license agreements with each other. In the event of an imbalance in the size of the respective portfolios of two companies or other factors, such as revenue, such an agreement may also provide for a cash payment from one party to the other. Infineon is a party to a number of patent cross-license agreements from which we benefit as a majority-owned subsidiary of Infineon. Although we believe that our own substantial patent portfolio will position us to conclude patent cross-license agreements on favorable terms and conditions with other semiconductor companies, we may find that our bargaining position is substantially less than that of the Infineon Group as a whole. In addition, if Infineon ceases to own at least a majority of our shares, we will lose the benefit of coverage under certain of Infineon’s cross-license agreements with other parties while the parties may continue to be licensed under the patents Infineon has transferred to us. We are currently in patent cross-license negotiations with several major semiconductor industry participants and expect to enter into additional patent cross-license agreements with other parties in the future.

If Infineon ceases to own the majority of our shares, our rights to use patents under some of these cross licensing agreements will terminate. See “Risk Factors — Risks related to our operations — We may not be able to protect our proprietary intellectual property or obtain rights to intellectual property of third parties needed to operate our business” and “Risk Factors — Risks related to our carve-out as a stand-alone company and our continuing relationship with Infineon — We may lose rights to intellectual property arrangements if Infineon’s ownership in our company drops below certain levels.”

Protecting Our Intellectual Property

Our success depends in part on our ability to obtain patents, licenses and other intellectual property rights covering our products and their design and manufacturing processes. To that end, we have obtained many patents and patent licenses and intend to continue to seek patents on our developments. The process of seeking patent protection can be lengthy and expensive. Patents might not be issued from currently pending or future applications or if patents are issued, they may not be of sufficient scope or strength to provide us with meaningful protection or a commercial advantage. In addition, effective copyright and trade secret protection may be limited in some countries or even unavailable.

Many of our competitors also seek to protect their technology by obtaining patents and asserting other forms of intellectual property rights. Third-party technology that is protected by patents and other intellectual property rights may be unavailable to us or available only on unfavorable terms and conditions. Third parties may also claim that our technology infringes their patents or other intellectual property rights, and they may bring suit against us to protect their intellectual property rights. From time to time, it may also be necessary for us to initiate legal action to enforce our own intellectual property rights. We believe that, while as a stand-alone company we may enjoy more flexibility to vigorously defend our intellectual property, we also will not be able to make use in litigation of those patents that remained with the Infineon Group. Furthermore, litigation can be very expensive and can divert financial resources and management attention from other important uses. It is difficult or impossible to predict the outcome of most litigation matters, and an adverse outcome can result in significant financial costs that can have a material adverse effect on the losing party. We are currently engaged in several material disputes over intellectual property rights. Several disputes were settled in 2006, in particular those relating to MOSAID and Tessera.

While it may be possible that Infineon could compete with us on the basis of those patents that remained with Infineon we do not view this possibility as a material threat to our business. Infineon transferred all patents to us that were attributable to the Memory Products business and are licensed to use those patents in the future only outside of the memory products business. In addition, since Infineon transferred to us all of the assets and development resources attributable to the Memory Products business, Infineon would need to make very substantial investments or independently acquire technology to re-enter and compete with us in the memory products business.

Settlement Agreement with Rambus

In March 2005, Infineon reached an agreement with Rambus Inc., settling all claims between them and licensing the Rambus patent portfolio for use in current and future Infineon products. Rambus has granted to Infineon a worldwide license to existing and future Rambus patents and patent applications for use in Infineon memory products. The agreement provides that the duration of the license shall continue until the last of the licensed Rambus patents has expired. The license includes an unspecified number of patents, which expire on different dates over a period ending in 2026. Neither party may terminate the agreement for any reason prior to its expiration. In exchange for this worldwide license, Infineon agreed to pay $50 million in quarterly installments of $6 million between November 15, 2005 and November 15, 2007. After November 15, 2007, and only if Rambus enters into additional specified licensing agreements with certain other DRAM manufacturers, Infineon would be required to make additional quarterly payments which may total an additional $100 million. Because Rambus’ ability to conclude the agreements is not within our control, we are not able to estimate whether additional payment obligations may arise. The agreement also provides Infineon an option for acquiring certain other licenses. All licenses provide for Infineon to be treated as a “most-favored customer” of Rambus. Infineon has simultaneously granted to Rambus a fully-paid perpetual license for memory interfaces. These contingencies were assigned to us pursuant to the contribution agreement.

Amendment and Partial Termination of Our License Agreement with Saifun

In April 2001, we established the Infineon Technologies Flash joint venture with Saifun in which we held a 51% ownership interest. In the 2003 financial year, we increased our ownership interest to 70% by contributing additional capital and converting existing shareholder loans to equity. The joint venture operated through two companies, Infineon Technologies Flash GmbH & Co. KG, located in Dresden, Germany, and Infineon Technologies Flash Ltd., located in Netanya, Israel. During December 2004, we modified the cooperation agreement with Saifun. As a consequence, we consummated the acquisition of Saifun’s remaining 30% share in the joint venture in January 2005 and were granted a license for the use of Saifun NROM® technologies, in exchange for $95 million to be paid in quarterly installments over 10 years and additional purchase consideration primarily in the form of net liabilities assumed aggregating €7 million. We retained the option to terminate the entire license or parts thereof at any time without penalty. During the quarter ended June 30, 2005, we exercised our termination option and cancelled the portion of the license encompassing NROM® Code Flash products. As a result of the partial termination, the license asset and related liability were reduced to €28 million and €29 million, respectively, as of

June 30, 2005. In light of the weak market conditions for commodity NAND flash memories in the fourth quarter of our 2006 financial year, we decided to ramp down our Flash production and cease the current development of NAND-compatible flash memory products based on Saifun’s proprietary NROM® technology. We and Saifun amended the license agreement to terminate quarterly installment payments as of December 31, 2006. As a result, we reduced our payables, goodwill and other intangible assets, and recognized an impairment charge of €9 million related to license and fixed assets which were not considered to be recoverable as of September 30, 2006.

Equipment

We purchase most of our front-end equipment from Applied Materials, ASM Lithography and Tokyo Electron. In periods of high market demand, the lead times from order to delivery of such specialized equipment can be as long as six to twelve months. We seek to manage this process through early reservation of appropriate delivery slots and constant communication with our suppliers, as well as by pursuing a multiple-vendor strategy to avoid undue dependence on a single supplier. Because we manufacture DRAMs using trench cell technology, we require special equipment for etching the ultra deep trenches into the silicon. These so called “trench etchers” are based on common etch tools that we have modified together with our equipment suppliers to suit our special needs. We currently source our trench etch equipment from two etch equipment suppliers.

We purchase testing equipment for front-end and back-end principally from Advantest. In addition to specialized testing equipment, we maintain a variety of other types of equipment that are used in the testing process.

Raw Materials

The most important raw materials in our front-end process are polished silicon wafers, chemicals, precious and other metals, and gases. The principal suppliers for our wafers are Siltronic, SEH, MEMC, and SUMCO. The principal raw materials used in back-end packaging, assembly and test are leadframes or laminate substrates, gold wire and molding compound. Purchased materials and supplies in our 2006 financial year were approximately 38% of our net sales and 28% in the first nine months of our 2007 financial year.

We generally purchase raw materials based on the non-binding forecasts provided to us by our customers. We are not dependent on any one supplier for a substantial portion of our raw material requirements for packaging, assembly and test. Our raw material procurement policy is to select vendors that have demonstrated quality control and reliability with respect to delivery time. In addition, we maintain multiple sources for each raw material so that a quality or delivery problem with any one vendor will not adversely affect our operations. We generally enter into one-year supply agreements with raw material suppliers that offer competitive prices. Although shortages have occurred from time to time and lead times have been extended on occasion in the industry, we have not experienced any significant production interruption as a result of difficulty in obtaining raw materials to date.

Employees

The numbers, functions and geographic locations of our employees at the dates indicated were as follows:

		As of September					As of June
	2004	%	2005	%	2006**	%	2007	%

Function:
Production	9,259	84%	7,686	80%	9,113	77%	9,571	74%
Research & development	1,420	13%	1,440	15%	1,756	15%	2,345	18%
Sales & marketing	166	1%	264	3%	320	3%	367	3%
Administrative	213	2%	216	2%	613	5%	691	5%

Total	11,058	100%	9,606	100%	11,802	100%	12,974	100%

Region:
Germany	6,284	57%	4,058	42%	4,684	40%	4,990	39%
Other Europe	1,335	12%	1,405	15%	1,666	14%	1,896	15%
North America	2,167	20%	2,494	26%	2,763	23%	2,916	23%
Asia/Pacific (excl. Japan/incl. Korea)	1,233	11%	1,622	17%	2,651	23%	3,116	24%
Japan	10	*	27	*	38	*	56	*
Other	29	*	0	0%	0	0%	0	0%

Total	11,058	100%	9,606	100%	11,802	100%	12,974	100%

*	Less than 1% of total numbers.

**	On the dates indicated, our operations in Japan and Korea legally belonged to Infineon.

***	The Rest of Europe region also includes for this year other areas outside the listed geographic regions with aggregate employees representing less than 1% of our total staff.

In the first nine months of the 2007 financial year, our headcount increased by 1,172 employees, principally due to increased capacities, especially in the production areas in Suzhou, Porto and Richmond. In addition, we further increased the number of product design engineers at various development centers and filled positions at our sales, marketing and general administration departments. The numbers presented in this table as of September 30, 2004 and 2005 represent the headcount of the memory products business and exclude any allocation of corporate functions performed by Infineon. The numbers presented as of and after September 30, 2006 show the headcount of Qimonda and include our corporate functions. The net increase of R&D employees results mainly from organizational changes implemented at the beginning of our 2007 financial year which dedicate the activities of existing employees from production to the field of R&D.

Our employees in Germany are represented by local works councils (lokale Betriebsräte) and a Qimonda group works council (Konzernbetriebsrat). Works councils are employee-elected bodies established at each location in Germany and also at a company/group level (on the basis of German labor laws). Close cooperation between management and works councils can be a strong source of stability, minimizing employee unrest and strikes, and ensuring management the ability to execute strategy changes and/or restructuring in a cooperative manner. Works councils have numerous rights to receive notice and participate in policy making in matters regarding personnel, social and economic matters. Under the German Works Constitution Act (Betriebsverfassungsgesetz), the works councils must be notified in advance of any proposed employee termination, they must confirm hirings and relocations and similar matters, and they have a right to participate in policy making regarding social matters such as work schedules and rules of conduct. Management considers its relations with the works councils to be good. A separate works council exists at our subsidiary in Dresden, Qimonda Dresden GmbH & Co. OHG. The members of our senior management are represented by a senior management committee (Sprecherausschuss) in Germany.

Approximately 700 Infineon employees in Germany who were transferred to our company are covered by the terms of collective bargaining agreements between unions and the Employers’ Association (Arbeitgeberverband)

of which Infineon is a member. The agreements cover both working conditions (Rahmentarifvertrag) such as hours and holidays as well as wages (Gehaltstarifvertrag). The working conditions and similar types of agreements applicable as of April 30, 2006 to these 700 employees will remain applicable until their planned revision by the end of 2008. The wage agreements are typically re- negotiated each year. The wage agreement for this year was signed in May 2007. No short “warning” work stoppages took place during these negotiations.

Although we will not be a member of the Employers’ Association, and therefore not obligated by future collective bargaining agreements, the approximately 700 employees who transferred from Infineon to us will receive wages equal to those agreed between the unions and Employers’ Association during their yearly re-negotiations through June 2008. Beginning in the first quarter of our 2009 financial year, we plan to be no longer bound by these collective bargaining agreements and will introduce our own compensation systems, based on the outcome of negotiations with the works council.

During the last three years we have not experienced any major labor disputes resulting in significant work stoppages.

Backlog

The prices for portions of our standard DRAM products are generally set every two weeks, based on market demand. Customers enter into purchase orders for supply during two-week periods. While DRAMs for infrastructure applications and graphics, mobile and consumer products are sometimes priced like standard DRAM, they are often sold under longer-term contracts with fixed prices. We do not consider our backlog at any time to be a reliable indicator of future sales and do not rely on backlog to manage our business or to evaluate performance.

Legal Matters

Infineon is the subject of a number of governmental investigations and civil lawsuits that relate to the operations of its Memory Products business prior to our carve-out. The most significant of these matters are described in this section. In addition, under the contribution agreement, we are required to indemnify Infineon, in whole or in part as specified below, for any liability Infineon incurs in connection with the matters described below.

The contribution agreement is based on the principle that all potential liabilities and risks in connection with legal matters existing as of the carve-out date are generally to be borne by the business unit which caused the risk or liability or where the risk or liability arose. Except to the limited extent described below for the securities class action litigation and the settled Tessera litigation (for which we have different arrangements), we have agreed to indemnify Infineon for all liabilities arising in connection with all legal matters specifically described below, including court costs and legal fees. Infineon will not settle or otherwise agree to any of these liabilities without our prior consent.

Liabilities and risks relating to the securities class action litigation, including court costs, will be equally shared by Infineon and us, but only with respect to the amount by which the total amount payable exceeds the amount of the corresponding accrual that Infineon transferred to us pursuant to the contribution agreement. Infineon has agreed not to settle this lawsuit without our prior consent. Any expenses incurred in connection with the assertion of claims against the provider of directors’ and officers’ (D & O) insurance covering Infineon’s two current or former officers named as defendants in the suit will also be equally shared. The D & O insurance provider has so far refused coverage. We have agreed to indemnify Infineon for 80% of the court costs and legal fees relating to the litigation settled with Tessera.

In accordance with the general principle that all potential risks or liabilities are to be borne by the entity which caused the risk or liability or where the risk or liability arose, the indemnification provisions of the contribution agreement include the following specific allocation keys with respect to claims or lawsuits arising after the carve-out date:

•	liabilities arising in connection with intellectual property infringement claims relating to memory products were fully allocated to us; and

•	liabilities arising in connection with actual or alleged antitrust violations with respect to DRAM products were fully allocated to us.

Subsequent developments in any pending matter, as well as additional claims that may arise from time to time, including additional claims similar to those described below, could become significant to Infineon or us.

We cannot predict with certainty the outcome of any proceedings in which we are or may become involved. An adverse decision in a lawsuit seeking damages from Infineon or us, or Infineon’s or our decision to settle certain cases, could result in monetary payments to the plaintiff and other costs and expenses. If Infineon or we lose a case in which we seek to enforce our patent rights or in which we have been accused of infringing another company’s patent rights, we will sustain a loss of future revenue if we no longer can sell the product covered by the patent or command prices for the affected products that reflect the exclusivity conferred by the patent. While payments and other costs and expenses we might have to bear as a result of these actions are covered by insurance in some circumstances, other payments may not be covered by our insurance policies in full or at all. Accordingly, each of the legal proceedings described in the following discussion could be significant to us, and any payments, costs and expenses we may incur in addition to any that have already been incurred or accrued could have a material adverse effect on our results of operations, financial position or cash flows.

Antitrust Matters

U.S. Department of Justice Investigation

In September 2004, Infineon entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (DOJ) in connection with its investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, Infineon agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. Infineon has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price fixing charges related to DRAM product sales to six Original Equipment Manufacturer (OEM) customers that manufacture computers and servers. Infineon has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from Infineon.

U.S. Civil Litigation

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against Infineon, its principal U.S. subsidiary and other DRAM suppliers.

Direct Purchaser Litigation

Sixteen cases were filed between June 21, 2002 and September 19, 2002 in the following U.S. federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from the various DRAM suppliers in the United States during a specified time period, which was originally alleged to have commenced on or after October 1, 2001 (the “Direct U.S. Purchaser Class”). The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct.

In September 2002, the Judicial Panel on Multi-District Litigation ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pretrial proceedings as part of a Multi District Litigation (MDL). On June 5, 2006, the court issued an order certifying a direct purchaser class.

In September 2005, Infineon and its principal U.S. subsidiary entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court for the Northern District of California and to an opportunity for individual class members to opt out of the settlement). The settlement agreement was approved by the court on November 1, 2006 and the court entered final judgment and dismissed the class action with prejudice on November 2, 2006. Under the terms of the settlement agreement Infineon agreed to pay approximately $21 million. In addition to this settlement payment, Infineon agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class after opt-outs during the settlement period exceeded $208.1 million. We would also be responsible for this payment. The additional amount payable would be calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53%. We do not currently expect to pay any additional amount to the class. We have secured individual settlements with eight direct customers in addition to those OEMs identified by the DOJ.

On April 28, 2006, Unisys Corporation filed a complaint against Infineon and its principal U.S. subsidiary, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. On May 5, 2006, Honeywell International, Inc. filed a complaint against Infineon and its principal U.S. subsidiary, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM. Both Unisys and Honeywell opted out of the direct purchaser class and settlement, and therefore their claims are not barred by the Company’s settlement with the Direct U.S. Purchaser Class. Both of these complaints were filed in the Northern District of California, and have been related to the MDL described above. On April 5, 2007 the court dismissed the initial complaint with leave to amend for failing to give proper notice of its claims. Unisys filed a First Amended Complaint on May 4, 2007. Infineon, its principal U.S. subsidiary, and the other defendants again filed a motion to dismiss certain portions of the Unisys First Amended Complaint on June 4, 2007. After Honeywell had filed a stipulation of dismissal without prejudice of its lawsuit against Infineon, the court entered the dismissal order on April 26, 2007.

Between February 28, 2007 and March 8, 2007 four more opt-out cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc. and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A.. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. As with Unisys and Honeywell, the claims of these plaintiffs are not barred by Infineon’s settlement with the Direct U.S. Purchaser Class, since they opted out of the Direct U.S. Purchaser Class and settlement before or on October 3, 2006. All four of these cases were filed in the Northern District of California and have been related to the MDL described above. Based upon the Court’s order dismissing portions of the initial Unisys complaint above, the plaintiffs in all four of these opt-out cases decided to file amended complaints on May 4, 2007. On June 4, 2007 Infineon and its principal U.S. subsidiary answered the amended complaints filed by All American Semiconductor, Inc., Edge Electronics, Inc., and Jaco Electronics, Inc. Also on June 4, 2007, Infineon and its principal U.S. subsidiary, along with its co-defendants filed a joint motion to dismiss certain portions of the DRAM Claims Liquidation Trust amended complaint.

Indirect Purchaser Litigation

Sixty-four additional cases (including a lawsuit discussed separately under “— Foreign Purchaser Litigation” below) were filed between August 2, 2002 and October 12, 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except the lawsuit discussed under “— Foreign Purchaser Litigation”) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999. The Eastern District of Pennsylvania case purporting to be on behalf of a class of foreign individuals and entities who directly purchased DRAM outside of the United States from July 1999 through at least June 2002, was dismissed with prejudice and without leave to amend on March 1, 2006. On July 31, 2006, plaintiffs filed their opening brief on appeal, and defendants filed their joint opening brief on September 20, 2006. No hearing date has yet been scheduled for the appeal. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

Subsequently, twenty-three of the state (outside California) and federal court cases and the U.S. District Court for the Eastern District of Pennsylvania case were ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pre-trial proceedings as part of the MDL described above. After this transfer, the plaintiffs dismissed two of the transferred cases. Two additional transferred cases were subsequently remanded back to their relevant state courts. Nineteen of the twenty-three transferred cases are currently pending in the

MDL-litigation. The California state cases were ordered transferred for coordinated and consolidated pre-trial proceedings to the San Francisco County Superior Court. The plaintiffs in the indirect purchaser cases originated outside California which have not been transferred to the MDL agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pretrial-proceedings. The defendants have filed two motions for judgment on the pleadings directed at several of the claims. The court entered an order on June 1, 2007 granting in part and denying in part the defendants’ motions. The order dismissed a large percentage of the indirect purchaser plaintiff’s claims, and granted leave to amend with regard to claims, under three specific state statutes. The court ruled that the indirect purchaser plaintiffs must file a motion for leave to amend the complaint with regard to any of the other dismissed claims. On June 29, 2007, the indirect plaintiffs filed both a First Amended Complaint, and a motion for leave to file a Second Amended Complaint that attempted to resurrect some of the claims that were dismissed. On August 17, 2007, the court entered an order granting the motion to file the Second Amended Complaint, which repleaded part of the previously dismissed claims. The defendants’ response to the Second Amended Complaint is due on September 17, 2007. The indirect plaintiff’s motion for class certification was filed on July 10, 2007.

Foreign Purchaser Litigation

A lawsuit filed on May 5, 2005 in the Easter District of Pennsylvania, purporting to be on behalf of a class of foreign individuals and entities who directly purchased DRAM outside of the United States from July 1999 through at least June 2002, was dismissed with prejudice and without leave to amend on March 1, 2006. Plaintiffs in that case have filed a notice of appeal. On July 31, 2006, Plaintiffs filed their opening brief on appeal, and defendants filed their joint opening brief on September 20, 2006. No hearing date has yet been scheduled for the appeal. Infineon intends to defend itself vigorously if the court of appeals remands this lawsuit.

State Investigations

On July 13, 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. On October 23, 2006, the New York case was made part of the MDL proceeding. On July 14, 2006, the state attorneys general of California, Alaska, Arizona, Arkansas, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. On September 8, 2006, the complaint was amended to add claims by the state attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. On October 10, 2006, Infineon joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. A hearing on these motions to dismiss was held on February 7, 2007. On August 31, 2007, the court entered orders granting the motions in part and denying the motions in part. The court’s order dismissed the claims on behalf of consumers, businesses and governmental entities in a number of states, and dismissed certain other claims with leave to amend, with any amended complaints to be filed by October 1, 2007. Between June 25 and August 15, 2007, the state attorneys general of three states, Ohio, New Hampshire and Texas, filed requests for dismissal of their claims without prejudice.

European Commission Investigation

In April 2003, Infineon received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. Infineon has reassessed the matter after its plea agreement with the DOJ and made an accrual during the 2004 financial year for an amount representing the probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although Infineon cannot more accurately estimate the amount of the actual fine. Infineon is fully cooperating with the Commission in its investigation.

Canadian Competition Bureau Investigation

In May 2004, the Canadian Competition Bureau advised Infineon’s principal U.S. subsidiary that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No formal steps (such as subpoenas) have been taken by the Competition Bureau to date. Infineon is cooperating with the Competition Bureau in its inquiry.

Canadian Civil Litigation

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec and one was filed in each of Ontario and British Columbia against Infineon, its principal U.S. subsidiary and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. In the British Columbia action, a hearing on the certification motion has been scheduled for August 2007 and will resume in November 2007. In one Quebec class action, a tentative date for the motion for authorization (certification) has been set for May 2008 (with some possibility of a March 2008 date if the court calendar opens); the other Quebec action has been stayed pending developments in the one that is going forward.

Securities Class Actions

Between September 30, 2004 and November 4, 2004, seven securities class action complaints were filed against Infineon and three of its current or former officers (of which one officer was subsequently dropped as defendant and one of which is currently the chairman of our Supervisory Board) in the U.S. District Courts for the Northern District of California and the Southern District of New York. The plaintiffs voluntarily dismissed the New York cases, and on June 30, 2005 filed a consolidated amended complaint in California on behalf of a putative class of purchasers of Infineon’s publicly-traded securities, who purchased them during the period from March 13, 2000 to July 19, 2004, effectively combining all lawsuits. The consolidated amended complaint added Infineon’s principal U.S. subsidiary and four then-current or former employees of Infineon and its affiliate as defendants. It alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about Infineon’s historical and projected financial results and competitive position because they did not disclose Infineon’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of Infineon’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. Infineon, its principal U.S. subsidiary and the two Infineon officers filed motions to dismiss the consolidated amended complaint. In September 2006, the court dismissed the complaint with leave to amend and in October 2006 the plaintiffs filed a second amended complaint. In March 2007, pursuant to a stipulation agreed with the defendants, the plaintiffs withdrew the second amended complaint and were granted a motion for leave to file a third amended complaint. The plaintiffs filed a third amended complaint on July 17, 2007. In the contribution agreement we entered into with Infineon, we agreed to share any future liabilities arising out of this lawsuit equally with Infineon, including the cost of defending the suit.

Infineon believes these claims are without merit. We are currently unable to provide an estimate of the likelihood of an unfavorable outcome to Infineon or of the amount or range of potential loss arising from these actions. If the outcomes of these actions are unfavorable or if Infineon incurs substantial legal fees in defending these actions regardless of outcome, it may have a material adverse effect on our financial condition and results of operations. Infineon’s directors’ and officers’ insurance carriers have denied coverage in the securities class actions and Infineon filed suits against the carriers in December 2005 and August 2006. Infineon’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claims against the other insurance carrier were dismissed in November 2006. Infineon filed an appeal against this decision.

Patent Litigation

Lin Packaging Technologies, Ltd.

On April 10, 2007, Lin Packaging Technologies, Ltd. (Lin) filed a lawsuit against Infineon, Infineon Technologies North America Corp. and an additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that certain DRAM products were infringing two Lin patents. In May 2007, Lin amended its complaint to include Qimonda AG, Qimonda North America Corp. and Qimonda Richmond LLC. Under the contribution agreement with Infineon, we are required to indemnify Infineon for claims (including any related expenses), if any, arising in connection with the aforementioned suit.

Accruals and the Potential Effect of these Lawsuits on Our Business

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of June 30, 2007, we have accrued liabilities in the amount of €114 million related to potential liabilities and risks with respect to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses relating to the securities class actions and the Canadian antitrust investigation and litigation described above. The accrued liabilities, other current and non-current liabilities, and other commitments and contingencies related to legal proceedings are further reported in Notes 16 and 18 of our unaudited condensed combined and consolidated financial statements.

As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on our financial condition and results of operations.

An adverse final resolution of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects on, Infineon, and most likely us, which would have a material adverse effect on our business, results of operations, financial condition and cash flows. In each of these matters we are continuously evaluating the merits of the respective claims and defending ourselves vigorously or seeking to arrive at alternative resolutions in our best interest, as we deem appropriate. Irrespective of the validity or the successful assertion of the claims described above, we could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on our results of operations, financial condition and cash flows.

Other Matters

We are subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to our businesses. We have accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, we do not believe that the ultimate resolution of such other pending matters will have a material adverse effect on our financial condition, although the final resolution of such matters could have a material adverse effect on our results of operations or cash flows at that time.

Environmental Protection, Safety and Health

Our global Environmental, Safety and Health Management System is structured and designed to mitigate the risks associated with our manufacturing processes. These risks include the integrity of our operations, risks relating to the health and well-being of our employees, risks relating to the environment, our assets and third parties. All production sites worldwide and our headquarters are certified according to EN/ISO 14001 and OSHAS 18001.

In the last few years, there has been increased media scrutiny and reports focusing on a potential link between working in semiconductor manufacturing clean room environments and certain illnesses, primarily different types of cancers. Regulatory agencies and industry associations have begun to study the issue to see if any actual correlation exists. We have carried out bio-monitoring programs since 1990, testing both those employees who work in clean room environments and those who do not. Employees that do not work in clean room environments thus serve as a control group, enabling us to determine whether clean room environment employees have been exposed to hazardous chemicals. Our testing has consistently shown that employees who work in our clean rooms have not been exposed to elevated levels of the relevant chemicals. Our bio-monitoring program is a pro-active approach to employee health and safety, and we believe it exceeds the health monitoring efforts of others in our industry. Accordingly, we do not believe that scrutiny of these potential links will negatively affect our ability to recruit and retain employees.

Where we are not able to eliminate adverse environmental impacts entirely, we aim to minimize any such impact. For example, in some of our manufacturing processes we use Perfluorinated Compounds, or PFCs. As early as 1992, we began to install exhaust air filter systems to reduce PFC emissions. We have documented our commitment to protect the environment by signing the global voluntary agreement designed by World Semiconductor Council to reduce greenhouse gases as defined under the Kyoto Protocol. The target is to reduce total PFC emissions of this substance group by 10% compared with the baseline emission level from 1995. After 5 years of data collection, we have determined that our reduction measures, including using alternative chemistry, improving efficiency and installing abatement systems, were appropriate to meet this goal. Assuming an annual production volume growth within the semiconductor industry of 15%, this would represent an emission reduction by 2010 of approximately 90% from the 1995 level, calculated in CO2 equivalents.

Another aspect of our efforts to minimize our impact on the environment is our comprehensive “green product” strategy, which refers to our efforts to eliminate lead and halogen from our products. We first produced green products and modules in December 2002 and as of September 30, 2006, 90% of all our products were “green” while 98% of our manufactured modules used “green components”. The remaining products that cannot be classified as “green” are produced with these substances due, in most cases, to customers’ specific requirements.

Due to the fact that a damage and loss of a semiconductor facility caused by a fire can be substantial, we have installed automatic protection systems such as sprinklers into all of our production facilities. We have also standardized the loss prevention procedures in all of our facilities. We regularly review our protection status at all of our facilities including audits by external property protection engineers and continue to invest in loss prevention equipment and training at our facilities.

Relevant Environmental Laws and Regulations

We are subject to a variety of laws relating to the use, disposal, cleanup of and human exposure to hazardous materials in most of the jurisdictions we operate in. Within the past decade, the European Union has proposed or enacted certain environmental directives that may be or are required to be enacted in each EU member state. A brief discussion of the most important directives, in terms of their effect, or potential effect, on our business of these follows.

The Restriction of the use of certain Hazardous Substances in electrical and electronic equipment, or the RoHS Directive, prohibits placing products on the EU market that contain more than certain levels of lead, cadmium, mercury and other substances. We comply with this law through implementation of our “green products” strategy discussed above.

To ensure the commercial viability of our products, we have completed the conversion of all Qimonda product packages to comply with, in particular, the RoHS Directive which sets forth lead-free standards for many types of electronic and electrical equipment. The obligation to comply with the RoHS Directive ultimately lies with the equipment’s producer. These customers therefore require us to supply lead-free products, and we regularly provide certificates that document our products’ compliance with the RoHS Directive’s lead-free standards.

To address the needs of electronic equipment manufacturers whose products require an exemption from the application of the RoHS Directive, typically for technical or economic reasons, exemptions are available which permit the use of lead-containing parts for specific applications. In addition, certain manufacturers have been individually exempted from compliance with the RoHS Directive by the relevant governmental authorities. We continue to supply a small number of lead-containing products for these exempted applications and manufacturers. Additionally, we have a number of customers who require delivery of lead containing products to non-European markets, where the RoHS Directive does not apply.

A similar set of rules has recently been implemented in the People’s Republic of China. Beginning on March 1, 2007, these rules imposed labelling requirements on all electronic information products, as defined in those rules, that are sold in the Chinese retail market. In addition, a self-declaration containing details on the affected chemicals and compounds must be created and communicated within the supply chain. The future implementation obligations of this new law may impose additional costs upon our business or may have an effect on our ability to timely meet customer demand for our products in China.

The Waste Electrical and Electronic Equipment Directive, or WEEE, imposes “take back” obligations on manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment. The implementation of the WEEE directive has not been completed in most EU Countries and therefore the potential costs are not foreseeable. We have begun supplying WEEE-compliant products in the German market. The related cost impact is minor in Germany, but could be higher in other countries depending on their implementation of the directive.

The Registration, Evaluation and Authorization of Chemicals used in the European Union, or REACH Regulation, is a regulatory framework that concerns the registration, evaluation and authorization of certain chemicals. This regulatory framework came into effect in December 2006. While it has not been fully determined which chemicals will fall under these regulations, we believe the regulation is targeted towards chemical companies and industries in which significant volumes of chemicals are used. As we use very few chemicals whose volume exceeds 100 tons per year, we are classified as a “down-stream user category II” under this legislation. Furthermore, this legislation contains a proposal to exempt companies who meet certain standards from the authorization process. Due to these uncertainties, we believe it is premature to estimate the potential costs this regulation could impose on us.

The Energy-using Products, or EuP Directive establishes ecologically sound development requirements for electrical devices. This directive applies generally to consumer products such as home appliances, and does not specifically regulate our products. However, our customers who do produce electronic or electrical consumer devices need to be able to demonstrate to consumers that their products do conform to the directive and so we may need to supply our customers with information that will enable them to comply with these obligations. We believe this Directive may have a positive influence on those of our DRAM products that consume relatively less power than comparable products of our competitors.

Real Property

The following table sets forth, as of June 30, 2007, the location, size and primary use of our major real properties and whether such real properties are owned or leased.

	Approximate size			Owned or leased
Location	Land	Building	Primary uses	Land	Building
			(in square meters)

Burlington, Vermont	*	2,862	Research	*	Leased
Dresden, Germany(1)	131,840	153,904	Research, Wafer fabrication,	Owned	Partly owned
			Assembly and Testing		and leased
Malacca, Malaysia(2)	13,467	16,400	Assembly and Testing	Leased	Partly owned
					and leased
Munich, Germany(3)	*	47,828	Headquarters and	*	Leased
			Research
Padua, Italy	*	750	Research	*	Leased
Porto, Portugal(4)	217,265	27,792	Assembly and Testing	Owned	Owned
Raleigh, North Carolina	*	9,265	Research	*	Leased
Richmond, Virginia(5)	853,351	126,006	Wafer Fabrication	Owned	Owned
Suzhou, China(6)	200,102	34,399	Assembly and Testing	Leased	Owned
Xi’an, China	*	2,456	Research	*	Leased

*	Not applicable for leased properties.

(1)	Refers to our 300mm wafer fabrication, back-end manufacturing and research facility, including research conducted in conjunction with our development partner, Nanya. The building space is at two locations, 133,637m2 owned and 20.267m2 leased.

(2)	Includes a 13,300m2 building owned by our company and 3,100m2 of space leased from Infineon.

(3)	Includes research and office space at our five locations in and around Munich.

(4)	Subject to limited exceptions, under the terms of the financing arrangements relating to the site, we must receive the consent of Portuguese authorities to sell, lease or assign this property.

(5)	We currently have five buildings on this property.

(6)	In 2003, Infineon Technologies Suzhou Co., Ltd. secured the use of this land pursuant to a 50-year contract. We are currently constructing an additional building with a total size of 15,500m2 and expect it to be completed in February 2008.

As of June 30, 2007, we also leased more than 10,000m2 for administrative, sales, logistics and other use, at various locations around the world.

We are currently in negotiations to lease approximately 80,000m2 of land in Malaysia.

We have recently decided to consolidate most of the executive office space we use in and around Munich in a single cluster of buildings where our principal executive offices are currently located.

Relationship with Siemens

Until 1999, the entire business of Infineon, including the Memory Products business, formed the Semiconductor Group of Siemens AG, a large German electronics conglomerate. In 1999, Siemens formed Infineon as a separate legal entity, transferred its semiconductor business to Infineon, and conducted an initial public offering of Infineon’s ordinary shares with listing on the Frankfurt Stock Exchange and the New York Stock Exchange. Siemens subsequently took a variety of steps to further reduce its ownership interest in Infineon. On April 3, 2006 Siemens disposed of its remaining shares in Infineon. Transactions between us and Siemens subsequent to this date are no longer reflected as related party transactions.

In the 2004 and 2005 financial years, 4% and 3% of our net sales resulted from direct sales to the Siemens-Fujitsu joint venture, a member of the Siemens group, and in the 2006 financial year through to Siemens’ disposal of its remaining Infineon shares such sales amounted to €17 million. We believe that these transactions are on terms no less favorable to us than we could obtain from third parties.

Group Structure

The following table shows information about our significant subsidiaries as of June 30, 2007:

Significant Subsidiaries

			Proportion of
	Country of	Field of	our ownership
Corporate Name	Residence	activity	interest

Qimonda Europe GmbH	Germany	Distribution, Sales & Marketing	100%
Qimonda Flash GmbH	Germany	Research and Development	100%
Qimonda Dresden GmbH & Co. oHG	Germany	Production	100%
Qimonda Holding B.V	The Netherlands	Holding	100%
Qimonda Investment B.V	The Netherlands	Holding	100%
Qimonda Portugal S.A.	Portugal	Production	100%
Infineon Technologies Flash Ltd.	Israel	Research and Development	100%
Qimonda Richmond, LLC	United States	Production	100%
Qimonda North America Corp.	United States	Distribution, Sales & Marketing, Research and Development	100%
Qimonda Asia Pacific Pte Ltd.	Singapore	Distribution	100%
Qimonda Malaysia Sdn. Bhd	Malaysia	Production	100%
Qimonda Module (Suzhou) Co. Ltd.	China	Production	100%
Qimonda Technologies (Suzhou) Co., Ltd.	China	Production	62.8%
Qimonda Japan K.K	Japan	Sales and Marketing	100%

At the time of our carve-out, our operations in Japan (Sales and Marketing) were initially held in trust for Qimonda’s benefit until the legal transfer to Qimonda takes place. On October 28, 2006, Infineon transferred this operation into a separate legal entity, Qimonda Japan K.K. Effective as of June 25, 2007, the legal transfer of this entity to us took place.

MANAGEMENT

Overview of Corporate Governance Structure

In accordance with the German Stock Corporation Act (Aktiengesetz), our company has a Supervisory Board and a Management Board. The two boards are separate and no individual may simultaneously serve as a member of both boards. The Management Board is responsible for managing our business in accordance with applicable laws, the Articles of Association of our company and the rules of procedure of the Management Board. Moreover, it represents us in our dealings with third parties. The Supervisory Board appoints and removes the members of the Management Board and oversees the management of our company but may not make management decisions.

In carrying out their duties, members of both the Management Board and Supervisory Board must exercise the standard of care of a prudent and diligent businessman, and they are liable to our company for damages if they fail to do so. Both boards are required to take into account a broad range of considerations in their decisions, including the interests of our company and its shareholders, employees and creditors. The Management Board is required to respect the shareholders’ rights of equal treatment and equal information.

The Supervisory Board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the Management Board must, among other things, regularly report to the Supervisory Board with regard to current business operations and future business planning. The Supervisory Board is also entitled to request special reports at any time. The Management Board is required to ensure appropriate risk management within our company and must establish an internal monitoring system.

Under German law, shareholders of a company, like other persons, are liable to the company for damages if they intentionally use their influence on the company to cause a member of the Management Board, the Supervisory Board or holders of special proxies to act in a way that is harmful to the company. If a member of the Management Board or Supervisory Board neglects his or her duties, such member is jointly and severally liable with the persons exercising such influence. Infineon is, and will remain immediately after the offering, our controlling shareholder. Under German law, a controlling shareholder may not cause us to act against our interests unless we are compensated by the controlling shareholder for any resulting detriment or we have entered into a control agreement governed by German law (Beherrschungsvertrag). Infineon and we have not entered into a control agreement. Members of our Supervisory and Management Boards who have not acted in our interest in their dealings with a controlling shareholder are, together with the controlling shareholder, jointly and severally liable to our company for damages.

We must bring an action against members of the Supervisory and Management Boards for breach of duty in our name if a majority of the shares voting at a shareholders’ meeting so resolve. We may only waive our right to damages under, or settle claims arising out of, an action like this three years after the date that the cause of action accrued and if the shareholders approve the waiver or settlement at a meeting of the shareholders by majority vote, as long as shareholders holding 10% or more of our share capital do not object and have their opposition formally noted in the minutes maintained by a German notary.

Under German law, individual shareholders can sue members of the Supervisory and Management Boards on behalf of the company in a manner analogous to a shareholder’s derivative action under U.S. law only if they hold at least 1% of the company’s share capital or shares with a notional value of €100,000 and only with court permission. Under German law, directors may be liable for breach of duty to shareholders (as opposed to a duty to the company itself) only where a breach of duty to the company also constitutes a breach of a statutory provision enacted specifically for the protection of shareholders. As a practical matter, shareholders are able to assert liability against directors for breaches of this sort only in unusual circumstances.

We adopted new Articles of Association in connection with our carve-out and amended them at the occasion of our extraordinary shareholders’ meetings on July 14, 2006 and on July 27, 2006. These, taken together with German corporate law, provide as follows with respect to our Supervisory Board and our Management Board.

Supervisory Board

After the transfer of employees from Infineon to us in connection with our carve-out, our Management Board determined, and publicly announced on May 4, 2006, that under the German Act on the One-Third Participation of Employees in Supervisory Boards (Gesetz über die Drittelbeteiligung der Arbeitnehmer im Aufsichtsrat), one third of the members of our Supervisory Board must henceforth be elected by our employees. In accordance with this announcement, we amended our Articles of Association to provide that our Supervisory Board must consist of six members, four of whom must be elected by our shareholders in a shareholders’ meeting, and two of whom must be elected by our employees.

In general, the four shareholder representatives on the Supervisory Board are elected by a majority of the votes cast at a shareholders’ meeting. During our extraordinary shareholders’ meeting held on July 14, 2006, four new Supervisory Board members were elected. With effect as of the close of the Supervisory Board’s meeting on July 24, 2007, Mr. Michael von Eickstedt resigned from office as a shareholder representative on the Supervisory Board. As our next annual general meeting will not take place before 2008, we, together with other applicants, initiated a court proceeding in accordance with Section 104 of the German Stock Corporation Act to have the competent court appoint a shareholder representative for a transitional period, that will continue until the next annual general meeting has taken place. Section 104 of the German Stock Corporation Act generally provides that application for a court appointment can be made if the actual number of Supervisory Board members is below the number required by law or the articles of association for a period in excess of three months or, if the matter is urgent, before expiration of the three month period. On August 27, 2007, the court appointed Prof. Dr. Claus Weyrich as a member of the Supervisory Board.

The two employee representatives on our Supervisory Board come from the ranks of our employees (excluding executive employees (leitende Angestellte)). As the voting procedure with respect to the employee representatives is time-consuming, the two employee representatives, Messrs. Johann Grundbacher and Lothar Armbrecht, were appointed by the court on July 20, 2006 based on the court proceeding in accordance with Section 104 of the German Stock Corporation Act.

Our Articles of Association allow the shareholders, by a vote of three quarters of the votes cast in a general meeting, to remove any member of the Supervisory Board they have elected. The employee representatives may be removed by the group of employees that were entitled to elect them by a vote of three-quarters of the votes cast. The Supervisory Board will elect a chairman and a deputy chairman from among its members. The Supervisory Board normally acts by simple majority vote with the chairman having a casting vote. Supervisory Board resolutions are subject to a quorum of half of the members of which the Supervisory Board must be composed.

The Supervisory Board meets at least twice during each half of a calendar year. Its main functions are:

•	to appoint our Management Board;

•	to monitor our management;

•	to approve matters in areas that the Supervisory Board has made generally subject to its approval; and

•	to approve matters that the Supervisory Board decides on a case by case basis to make subject to its approval.

Supervisory Board Members

The following table lists current members of our Supervisory Board, their ages, their functions and their principal occupations:

Name	Age	Function	Principal occupation

Peter J. Fischl	61	Chairman	CFO and Member of the Management Board of Infineon Technologies AG.
Richard Previte	72	Deputy Chairman	Former President, Advanced Micro Devices, Inc.
Prof. Dr. Claus Weyrich	63	Member	Former Member of the Management Board of Siemens AG
Yoshio Nishi	67	Member	Professor, Stanford University
Johann Grundbacher	43	Member	Electrical Engineer, Qimonda AG
Dr. Lothar Armbrecht	54	Member	Member of Works Council

Under German law, the shareholders may determine the term of each shareholder-elected member of the Supervisory Board. The maximum term of office of each Supervisory Board member runs until the close of the meeting of the shareholders that passes a resolution concerning the discharge (Entlastung) of the respective member in respect of the fourth financial year after the beginning of his or her term. The financial year in which the term begins is not included in this calculation. Under German law, “discharge” in this context means to approve, in a general manner, the member’s actions in his or her capacity as a Supervisory Board member. It does not relieve the member of his or her legal liability under German law for his or her actions as a Supervisory Board member.

Neither we nor any of our subsidiaries have entered into special service contracts with the members of the Supervisory Board that provide for benefits during or upon termination of their board membership other than as described under “— Management Board — Compensation”.

The current members of our Supervisory Board do not own, directly or indirectly, any of our share capital. The business address of each of the members of our Supervisory Board is Gustav-Heinemann-Ring 212, 81739 Munich, Germany.

Significant Differences between our Corporate Governance Practices and those of U.S. Companies Listed on the New York Stock Exchange

A brief, general summary of the significant differences between our corporate governance practices under German law and the practices applicable to U.S. companies listed on the New York Stock Exchange is available at http://www.qimonda.com/about/investorrelations/corporate governance/significant differences.html. This website address is included in this prospectus supplement as an inactive textual reference only.

Committees of the Supervisory Board

Our Supervisory Board has established the following committees:

Investment, Finance and Audit Committee

Our Supervisory Board has established an Investment, Finance and Audit Committee, comprising two shareholder representatives on the Supervisory Board and one employee representative. The Investment, Finance and Audit Committee carries out the functions normally carried out by the audit committee of a U.S. company, among other duties, including:

•	preparing the decisions of the Supervisory Board concerning approval of our company’s annual financial statements, including review of the financial statements, our annual reports, the proposed application of earnings and the reports of our registered public accounting firm;

•	reviewing the interim financial statements of our company that are made public or otherwise filed with any securities regulatory authority;

•	handling auditor independence issues, mandating our auditor to audit our consolidated and unconsolidated annual financial statements (including the determination of the focus of the audit), approving any consulting services by the auditor and supervising the auditor;

•	approving decisions of our Management Board or one of its committees regarding increases of our company’s capital through the issuance of new shares from our authorized or conditional capital, to the extent that we are not either issuing the shares to employees or using them for a share option plan;

•	approving decisions of our Management Board in relation to any investment or disposition if its value exceeds 10% of our total investment budget, in relation to securities, guarantees and loans to third parties outside our group of companies, which exceed 5% of our shareholders’ equity (Eigenkapital) on the consolidated balance sheet of our group of companies, and in relation to the Management Board’s finance and investment plans (including the budget) as well as the level of indebtedness;

•	handling risk management issues and supervising the risk management system;

•	establishing procedures pursuant to which our employees can report to the Investment, Finance and Audit Committee, on an anonymous and confidential basis, complaints regarding our accounting and auditing practices, and enacting rules pursuant to which such complaints received by us from third parties will be reported to the Investment, Finance and Audit Committee;

•	discussing any flaws relating to our internal control systems, as reported by the Management Board to the Investment, Finance and Audit Committee;

•	examination of our bookkeeping, documents and assets;

•	approval of Management Board resolutions on the utilization of the authorization granted by our shareholders to issue convertible bonds, including, in particular, the maximum amount of the issuance and the exclusion of shareholders’ preemptive rights.

The Investment, Finance and Audit Committee also supports the Supervisory Board in its exercise of its duty to supervise our business. It may exercise the oversight powers conferred upon the Supervisory Board by German law for this purpose. Decisions of the Investment, Finance and Audit Committee are subject to the quorum that all of its members are present and require a simple majority.

Messrs. Previte (chairman), Weyrich and Armbrecht sit on the Investment, Finance and Audit Committee.

Technology Committee

Our Supervisory Board has established a Technology Committee. This committee advises the Management Board on technology related issues. Messrs. Nishi, Fischl and Grundbacher sit on this committee.

Presidential Committee

Our Supervisory Board has established a Presidential Committee. Among other things, this committee handles, and prepares resolutions of the full Supervisory Board on, all matters relating to the relationship between us and the Management Board, including the execution, amendment and termination of the service agreements with the Management Board members, as well as the appointment and removal of Management Board members. In this function, the Presidential Committee carries out tasks that are normally carried out by compensation committees of U.S. public companies. Messrs. Fischl, Weyrich and Previte sit on this committee.

Management Board

Our Articles of Association require our Management Board to have at least two members. Our Supervisory Board may increase the size of the Management Board and appoints its members. Currently, our Management Board consists of three members.

The Management Board has adopted rules of procedure for the conduct of its affairs and a plan for the assignment of business (Geschäftsverteilungsplan) which have been approved by the Supervisory Board. The Management Board may substantially amend them at any time. The adoption and amendment of these rules require the unanimous vote of the Management Board and the consent of the Supervisory Board. The Supervisory Board may, however, decide to adopt rules of procedure for the Management Board instead.

The rules of procedure provide that the chairman of the Management Board will be required to notify the chairman of the Supervisory Board of any pending matter that is significant. The chairman of the Supervisory Board will be required, at the next meeting of the Supervisory Board, to notify the other members of the Supervisory Board of such matter, and the Supervisory Board will then be able, on a case-by-case basis, to designate such matter as one requiring Supervisory Board approval.

In general, our Management Board members are jointly responsible for all management matters and, pursuant to the rules of procedure, will be required to decide jointly on a number of issues, including:

•	preparation of the annual financial statements;

•	calling shareholders meetings;

•	matters for which the consent of the shareholders or of the Supervisory Board must be obtained; and

•	matters involving basic organizational policy, business policy and investment and financial planning questions for our company.

Notwithstanding the joint responsibility of all Management Board members for management matters, the rules of procedure provide that the Management Board may, with the consent of the Supervisory Board, establish a plan on the internal allocation of responsibilities among the Management Board members. According to the plan we have established, Mr. Kin Wah Loh is responsible for strategy and business development, personnel strategy, regions, law, communications, technology, innovation, patents, products, product development, quality management, IT and procurement. Mr. Seifert is responsible for the areas computing, graphics, consumer and mobile, AENEON, purchasing, production, supply chain and logistics, sales and regional centers. Dr. Majerus is responsible for planning and controlling, bookkeeping, accounting and reporting, tax, participation management, finance, internal audit and compliance, security (including data protection and environmental matters), investor relations, export control and duties and personnel.

The rules of procedure provide that the Management Board shall, in general, pass its resolutions by unanimous vote.

Under German law, the Supervisory Board appoints the members of the Management Board for a maximum term of five years. They may be reappointed or have their terms extended for one or more terms of up to five years each. The Supervisory Board may remove a member of the Management Board prior to expiration of such member’s term for “good cause”, as defined in German law. “Good cause” includes a serious breach of duty or a bona fide vote of no confidence by the shareholders. A member of the Management Board may not deal with, or vote on, matters that relate to proposals, arrangements or contracts between that member and our company.

Management Board Members

The members of our Management Board, their ages, the year in which their current term expires and their position and principal business activities outside our company, including principal directorships, is as follows:

				Principal business
				activities outside
		Term	Position	company (including
Name	Age	expires	within company	principal directorships)

Kin Wah Loh	53	2011	Chairman of the Management Board	—
Dr. Michael Majerus	46	2010	Member of the Management Board	Director, Inotera Memories, Inc.
Thomas Seifert	43	2009	Member of the Management Board	Director, Inotera Memories, Inc.

Kin Wah Loh has served on Infineon’s Management Board since December 2004, serving from January to July 2005 as the Head of the Communication segment, and, since July 28, 2005, as the Executive Vice President of the Memory Products segment. From 1999 until 2004 he served as President and Managing Director of Infineon Technologies Asia Pacific, Singapore. Mr. Loh began his career at Siemens Components in 1978 as a quality engineer in Malacca, Malaysia, later serving as General Manager (Production) of Siemens Components Singapore between 1993 and 1996. In 1997, he was appointed Managing Director of Siemens Components. He holds an honors degree in chemical engineering University of Malaysia, Kuala Lumpur and a certified diploma in finance and accounting from ACCA UK.

Dr. Michael Majerus has served as the Chief Financial Officer of the Memory Products Group of Infineon since December 2000. He has been a member of the Board of Directors of Inotera in Taiwan since its founding. Previously, Dr. Majerus held various positions in finance within the Mannesmann Group, including as the head of controlling and accounting at Mannesmann AG, which he joined in 1989. He holds a diploma in business administration from the University of Cologne, Germany, and a doctorate in economics from the University of Siegen, Germany, where he served as assistant at the Institute of Business Administration and Production.

Thomas Seifert has served on the Memory Products Group Management Board since 2004. He is also a member of the Board of Directors of Inotera in Taiwan. From 2000 to 2004, Mr. Seifert worked with the Wireline Communications Business Group, where he served first as Chief Operating Officer and then Chief Executive Officer. From 1996 to 2000, Mr. Seifert led the White Oak Semiconductor plant, Infineon’s joint venture with Motorola in Richmond, Virginia. Starting in 1993, he spent three years working on the manufacturing cooperation with IBM on the Management Board in Essonnes, France. Mr. Seifert joined the Corporate Management Group of Siemens in 1990. Mr. Seifert holds a diploma in business administration from the University of Erlangen, Germany and a masters degree in economics from Wayne State University, Michigan, United States of America.

These Management Board members have served in their positions since April 15, 2006.

The current members of our Management Board do not own, directly or indirectly, any of our share capital. We do not expect that the members of our Management Board will, individually or in the aggregate, own, directly or indirectly, more than 1% of our company’s outstanding share capital, including for these purposes any ADSs or options they may acquire in or at the time of the offering. The business address of each of the members of our Management Board is Gustav-Heinemann-Ring 212, 81739 Munich, Germany.

Compensation

Our Articles of Association provide that the annual compensation for each member of the Supervisory Board will be $50,000. The chairman of the Supervisory Board will receive $150,000 and the deputy chairman, as well as each chairman of a Supervisory Board committee, will receive $100,000, in each case per full financial year. Shareholder representatives on the Supervisory Board affiliated with Infineon have waived their right to receive compensation for as long as Infineon remains a significant shareholder of the Company. Our Articles of Association provide that each member of the Supervisory Board will receive, for each full financial year, 5,000 ADS appreciation rights. These are automatically granted, and may later be exercised, under the same terms and conditions that apply under the stock option plan approved by the shareholders’ meeting that will be in force in the year of the grant of the ADS appreciation rights. See “— Employee Stock Option Program”. These rights will provide the member the cash benefit of any appreciation in our ADS price during the time the right is held but will not entitle any member to receive ADSs or the underlying shares. That is, upon exercise of such rights, we will pay the member the amount of cash equal to the difference between the grant price and the average ADS price over a several day period before the exercise date. The appreciation rights for the financial year 2006 were automatically granted on November 24, 2006, the date on which the stock options were granted under our stock option program. No compensation was paid to the members of our Supervisory Board for the 2005 financial year.

For our 2006 financial year, the individual members of the Supervisory Board received the following cash remuneration:

Fixed
remuneration

Peter J. Fischl	$—
Richard Previte	20,833
Yoshio Nishi	20,833
Michael v. Eickstedt	—
Dr. Lothar Armbrecht	10,416
Johann Grundbacher	10,416

Total	$62,498

We entered into employment service contracts with each of the members of the Management Board. Pursuant to these contracts, the members of the Management Board are entitled to receive an annual base salary plus a regular annual bonus, the amount of which will depend upon Qimonda’s return on invested capital. We will pay a total of €2,250,000 in base salary to the members of our Management Board each year under these contracts. We may pay between €700,000 and €2,460,000 in total to the members of our Management Board under their service contracts in the form of a yearly bonus dependent on company performance as measured by return on assets (year-end EBIT divided by the sum of equity and debt). The yearly bonus for each member may be increased in €20,000 increments for each percentage point return on assets exceeding 12% in any given year. In addition, each member is eligible to receive a discretionary bonus in the event the member achieves additional performance targets established by the Supervisory Board. The Management Board may also receive other compensation, including continued remuneration in the event of sickness, allowances for insurances, and non cash benefits for business trips, as well as company cars. Under the service contracts, Management Board members are also entitled to receive a fixed annual pension that increases over time depending on the number of years served on the Management Board. We will pay up to a maximum of €750,000 per year in pension to the members of our Management Board. In principle, members of the Management Board are entitled to such pension after the age of 65. Upon a Management Board member’s death, benefits may be payable to the deceased’s spouse or orphaned children. Each of the service contracts expires when the Management Board member’s term of office is terminated. In the absence of arrangements to the contrary, the contract expires on the member’s 65th birthday.

None of Infineon, us or our subsidiaries have extended any loans to any member of our Supervisory or Management Boards.

If a person (alone or together with others) acquires 30% or more of the voting rights in our company, which the service agreements with our Management Board members define as a change of control, and a member of the Management Board then resigns or his service agreement is terminated, that member of the Management Board is entitled to a severance payment calculated based on the member’s fixed annual salary and in some circumstances taking into account the otherwise remaining term on the Management Board of that member. The pension rights and rights with respect to granted stock options of any member of the Management Board that resigns or whose service agreement is terminated in the event of a change of control remain unaffected.

For our 2006 financial year, beginning on April 15, 2006, the individual members of the Management Board were entitled to following compensation:

				Additional
		Other	Yearly bonus dependent	performance	Total
	Base salary	compensation	on company performance	targets	compensation

Loh Kin Wah	€481,250	€8,845	€425,333	€500,000	€1,415,428
Dr. Michael Majerus	275,000	5,714	370,333	300,000	951,047
Thomas Seifert	275,000	4,389	370,333	300,000	949,722

Total	€1,031,250	€18,948	€1,165,999	€1,100,000	€3,316,197

Employee Stock Option Program

Our shareholders have authorized the Supervisory Board to grant to the members of the Management Board, and the Management Board to grant to certain key executives in our group, through September 30, 2009, a total of 6,000,000 non-transferable option rights to receive ordinary shares issued by us.

The option rights may be allocated as follows: the first group, consisting of the members of our Management Board, may receive a total of up to 1,200,000 option rights. Our Supervisory Board has allocated 400,000 options for grant in the 2007 fiscal year of which 200,000 are for Mr. Loh, 100,000 are for Mr. Majerus and 100,000 are for Mr. Seifert. These options were granted on November 24, 2006. The second group, consisting of the members of the executive boards of our subsidiaries in Germany and abroad, may receive a total of up to 1,000,000 option rights. The third group, consisting of further key executives who will be nominated based on their performance to receive up to a specific number of options based on their job classification, may receive a total of up to 3,800,000 option rights. For the second group, 215,600 options and for the third group 1,283,600 options were granted on November 24, 2006. In total, about 4% of our work force participates in the plan. During any fiscal year, not more than 40% of the total option rights allocable to the respective group may be issued to the members of such group. No option rights may be issued to executives of any of our group companies that are listed on a stock exchange and their subsidiaries, if and for as long as such companies maintain their own stock option plans.

Option rights may be granted within 45 days upon the publication of our results for the preceding fiscal year or within 45 days of publication of our results for the first or second quarter of a fiscal year, but, in each case, no later than two weeks prior to the end of the respective quarter.

The option rights may be exercised within six years after their grant, but not before the expiration of a vesting period that will be at least three years. The exercise of each option right is subject to the condition that the exchange price of our ADSs on the New York Stock Exchange will, during the life of the respective option right, exceed the index “Philadelphia Semiconductor Sector (SOX)” on at least three consecutive days. In order to determine whether such exceeding has taken place, the SOX and the strike price of the respective option right will be set at 100 at the day on which the option right is granted.

For as long as our shares are not listed on any organized market with the European Union or the European Economic Area, the strike price will be the average of the opening prices of our ADSs on the New York Stock Exchange on the five trading days prior to the day of the grant (or a fraction thereof, if an ADS does not represent exactly one of our ordinary shares). Otherwise, the strike price will be the average of the opening prices of our shares on the respective organized market on the five trading days prior to the day of the grant.

The holders of option rights will benefit from certain anti-dilution protection provisions, particularly in the case of certain capital measures performed by us.

Upon exercise of an option right, the holder will generally receive new ordinary shares to be issued by us. Our Management Board (with approval by the Supervisory Board) will, however, instead be allowed to deliver existing shares or pay a cash compensation to be calculated on the basis of the difference between the strike price and the exchange price of our ADSs or shares on the exercise date.

The Management Board and, to the extent options to be granted to the Management Board are concerned, the Supervisory Board are entitled to determine further details of the option plan, including, in particular, the inclusion of the new shares granted upon exercise of the option rights into our ADS program.

ARRANGEMENTS BETWEEN
QIMONDA AND THE INFINEON GROUP

We have provided in this section a summary description of the contribution agreements between Infineon and us, as well as the key agreements governing our interim and ongoing relationship with Infineon, including, among others, the global services agreement. This description summarizes the material terms of these agreements. You should read the full text of these agreements, which have been filed with the SEC and included in the documents incorporated by reference. For more information, please see “Incorporation of Certain Information by Reference” in the accompanying prospectus.

Carve-out and Control

We were carved out as a wholly-owned subsidiary of Infineon effective May 1, 2006. Pursuant to the contribution agreements Infineon and we entered into in connection with the carve-out, Infineon contributed substantially all of the assets, liabilities, operations and activities, as well as the employees, of its Memory Products segment to us. This excluded the Memory Products operations in Korea and Japan, which have since been transferred to us. While Infineon’s investment in the Advanced Mask Technology Center (AMTC) and in the Maskhouse Building Administration Company (BAC) in Dresden have been contributed to us, only the legal transfer of this investment is not yet effective, because Infineon’s co-venturers have not yet given the required consent to the transfer of the AMTC and BAC interest. While pursuant to the AMTC and BAC limited partnership agreements, such consent may not be unreasonably withheld, we, Infineon and Infineon’s co-venturers have included this consent in an agreement, currently being finalized, that also addresses Infineon’s intention to reduce its stake in us below 50%. The assets, liabilities, operations and activities that have not yet been contributed or legally transferred are described in greater detail under “ — Contribution Agreements — Arrangements relating to Inotera, Memory Products’ Japanese and Korean Operations, AMTC and BAC.”

The contribution took legal effect as of its registration in the commercial register (Handelsregister) at the local court (Amtsgericht) of Munich. In the contribution agreement, however, Infineon had granted us an unrestricted license to use all resources of the transferred business beginning on May 1, 2006. As of that date, Infineon transferred direct or indirect possession to us of all of the assets that are the subject of the contribution.

We agreed with Infineon that, if the legal transfer of specific assets or other rights was not possible as of the effective date of the contribution, we would position ourselves in relation to each other as if the transfer of these assets or rights had occurred as of that date. We also agreed with Infineon that, if further legal steps are necessary to transfer the assets or other rights, both parties will take the relevant steps without delay. If third party consent is required for the transfer of specific liabilities, or the assignment of specific contracts, offers or permits, Infineon and we agreed to attempt to obtain that consent without delay and position ourselves in relation to each other as if the transfer of these liabilities, or the assignment of these contracts, offers or permits had occurred as of the effective date of the contribution.

We have entered into arrangements with Infineon with respect to various interim and ongoing relationships between the two groups. Some of these arrangements are covered in the contribution agreement. Others are the subject of separate agreements, the principal of which are described below.

Infineon is currently our largest shareholder, with a direct and indirect shareholding of 85.9% in our company. Upon conclusion of this offering, Infineon will remain our largest shareholder, with a direct and indirect shareholding of 78.6% (or 77.5% if the overallotment option is exercised in full). Infineon has publicly announced that it aims to reduce its stake in Qimonda to significantly below 50% by the time of Infineon’s Annual Shareholder Meeting in 2009, at the latest. The temporary majority ownership by Infineon permits us to use the entire intellectual property umbrella as well as other benefits from contracts between the Infineon group of companies and third parties. Infineon has already begun to re-negotiate or establish intellectual property cross-licensing and other contractual relationships with third parties for our benefit. For as long as Infineon, directly or indirectly, owns a majority of our shares, it will also have the majority of votes in our shareholders’ general meeting and will therefore be in a position to elect all of the shareholder-elected members of our Supervisory Board. The composition of the Supervisory Board is set forth under “Management — Supervisory Board”.

All of the agreements relating to our carve-out from Infineon, including those governing our ongoing relationship with Infineon, were and will be concluded in the context of a parent-subsidiary relationship and in the overall context of our carve-out from Infineon. The terms of these agreements may be less favorable to us than had they been negotiated with unaffiliated third parties. See “Risk Factors — Risks related to our carve-out as a stand-alone company and our continuing relationship with Infineon”.

Contribution Agreements

Contribution Agreement between Infineon AG and Qimonda AG

The contribution agreement between Infineon AG and Qimonda AG contains provisions that:

•	define the assets, liabilities and employees that were transferred to us;

•	govern the intercompany licensing of intellectual property; and

•	delineate the indemnification claims that Infineon will have against us in respect of legal matters and other liabilities and contingencies.

Pursuant to the contribution agreement, Infineon contributed substantially all of the operations of its Memory Products segment, including the assets that were used exclusively for these operations, to Qimonda AG with economic effect as of May 1, 2006. As consideration, we granted Infineon 132,288,975 of our no-par value ordinary registered shares (Namensaktien). In order to issue the shares to be granted to Infineon, we increased our capital from €50,000 to €264,627,950 on April 25, 2006.

Contributed assets and liabilities

The individual assets and liabilities contributed to us under the contribution agreement include:

•	fixed assets and current assets attributable to the Memory Products segment (not including trade accounts receivable for products and services provided to third parties and certain related parties, which are netted against trade accounts payable);

•	intellectual property, including patents (as described in more detail in “Our Business — Intellectual Property”), trade marks, know-how, software and other intellectual property;

•	contracts and offers relating exclusively to products and services provided by the Memory Products segment;

•	rights and obligations arising under permits and other legal relationships with governmental entities (including those arising under subsidies), so long as they do not relate to individual persons;

•	liabilities attributable exclusively to the Memory Products segment, including those contained in the carve-out balance sheet, those arising under contracts with third parties and employment relationships (including pension liabilities), contingencies (including those arising in the future on the basis of events that occurred prior to the carve-out date) and other liabilities attributable exclusively to the Memory Products segment and which have arisen by the carve-out date (not including trade accounts payable — see above);

•	risks and liabilities arising out of financings, credit lines, leases and guarantees, which Infineon entered into for the benefit of the Memory Products segment; and

•	ownership in certain equity investments, including in Inotera Memories, Inc., Infineon Technologies SC 300 GmbH & Co. OHG, Maskhouse Building Administration GmbH & Co. KG, Advanced Mask Technology Center GmbH & Co. KG (legal transfer is still pending) and Hwa-Keng Investment Inc. (meanwhile liquidated. Pursuant to the contribution agreement Infineon has transferred to us the assets it received upon the liquidation.)

Infineon did not contribute any real estate to us in the carve-out other than the property held in legal entities that it transferred to us.

Arrangements relating to Inotera, Memory Products’ Japanese and Korean Operations, AMTC and BAC

Infineon’s Memory Products assets in Japan and Korea were not contributed to us at the time of the initial contribution. A contribution of our Japanese assets had, for practical reasons, to be preceded by the rollout of new software. The contribution of the Korean assets and employees, which represent an insignificant portion of Qimonda’s total assets and employees, was also postponed for practical reasons. We entered into an agreement with Infineon on June 27, 2006, pursuant to which Infineon agreed to hold these Japanese and Korean assets in trust pending the contribution. The Korean assets were transferred to us in October 2006. Infineon transferred the operations in Japan into a wholly-owned subsidiary of Infineon. The legal transfer of that subsidiary to us took place in July 2007.

The agreement governing our joint venture with Nanya, named Inotera Memories, Inc. (Inotera), allows Infineon to transfer its shares of Inotera to us. However, under Taiwanese law, Infineon’s shares in Inotera are subject to a compulsory restriction on transfer (lock-up) as a result of Inotera’s IPO in March 2006. For that reason we had established a separate trust agreement pursuant to which Infineon held title to the Inotera shares in trust for us and exercised shareholder rights (including board appointments and voting) at our instructions until they could be transferred. See “Our Business — Strategic Alliances and Agreements” for a description of these arrangements. Taiwanese law generally provides that Infineon may only transfer these shares to us gradually over the four years following Inotera’s IPO. In October 2006, the Taiwanese authorities granted an exemption to Infineon permitting it to release the shares from the restriction. We completed the share transfer from Infineon to us in the first quarter of the 2007 calendar year other than a portion representing 0.24% of the total Inotera shares which Infineon holds in trust for us due to Taiwanese legal restrictions.

In addition, our limited partnership agreement with Advanced Micro Devices (AMD) and Toppan Photomask relating to the Advanced Mask Technology Center (AMTC) and to the Maskhouse Building Administration Company (BAC) in Dresden requires prior written consent from the other partners before Infineon can assign its partnership interest to us. This consent may not be unreasonably withheld. Under the current agreement, the interest must be transferred back to Infineon should Infineon cease to be our majority shareholder. Infineon and we are currently finalizing negotiations with AMD and Toppan concerning an agreement that would include the consent to the assignment to us and address Infineon’s intention to reduce its stake in us below 50%. Under this agreement, a “change of control” that could lead to termination of the agreements with AMD and Toppan would only be deemed to occur if a direct competitor of AMD or Toppan becomes the beneficial owner of 30% or more of our equity interests or obtains the power to appoint the majority of the members of our Supervisory Board. Infineon’s investment in the AMTC and BAC is being held by Infineon for our economic benefit pursuant to the contribution agreement.

A number of additional contracts with respect to which the economic benefits and obligations had been assigned to Memory Products in the carve-out require third party consent before the benefits and obligations can be assigned. As disclosed above, to the extent these consents are not received, Infineon and we agreed to position ourselves in relation to each other as if assignment of these contracts had occurred as of May 1, 2006.

Employment Matters

The employment relationships that Infineon had with its Memory Products employees, including all rights and obligations relating to these relationships, were automatically transferred to us to the extent employees did not object to that transfer.

Arrangement concerning the Licensing of Intellectual Property

In connection with the transfer of intellectual property to us, Infineon and we have entered into certain cross-licensing arrangements, which are described in “Our Business — Intellectual Property”.

Indemnification

The contribution agreement includes provisions pursuant to which we agreed to indemnify Infineon against any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, incompleted transactions, continuing obligations, risks, encumbrances and other matters relating to the Memory Products segment that were transferred to us in the carve-out. We also agreed to indemnify Infineon against any losses it may suffer under several guarantee and financing arrangements that relate to our business but that cannot be transferred to us for legal, technical or practical reasons. In addition, the contribution agreement provides for indemnification of Infineon with respect to certain existing and future legal claims (as described in “Our Business — Legal Matters”) and if a ramp-down of production in the Dresden 200mm fab is needed, 50% of any restructuring costs that may be incurred (as described in “— Dresden 200mm Fab”). With the exception of the securities and certain patent infringement and antitrust claims identified in “Our Business — Legal Matters,” for which different arrangements apply as described in that section, we are obligated to indemnify Infineon against any liability arising in connection with the claims described in that section. Finally, the contribution agreement in principle provides for us to bear 60% of the total license fee payments payable by Infineon and us to which Infineon and we may agree in connection with two cases in which negotiations relating to licensing and cross-licensing were ongoing at the time of the carve-out, one of which is still ongoing. These payments could be substantial and could remain in effect for lengthy periods. The contribution agreement does not limit the aggregate liability we may incur as a result of our indemnification obligations, nor does it restrict the obligations to a certain time period after the carve-out as long as the events giving rise to them occurred prior to the carve-out.

Costs and taxes; future tax liabilities

Infineon agreed to bear the costs and taxes in conjunction with entering into the contribution agreement, while expenses incurred on or after May 1, 2006 are divided between Infineon and us. Infineon has agreed to bear all tax liabilities arising in the future that relate to Memory Products businesses that were previously part of legal entities that remain with Infineon for periods prior to the carve-out.

Contribution Agreement between Infineon Technologies Holding B.V. and Qimonda AG

Prior to our carve-out, Infineon Technologies Holding B.V. held the entire share capital of Qimonda Holding B.V., an entity recently established to hold Infineon’s equity in foreign companies that form part of the Memory Products business. Pursuant to a separate contribution agreement we entered into with Infineon Technologies Holding B.V., all shares in Qimonda Holding B.V. were contributed to us as of May 1, 2006. In return for this contribution, we granted Infineon Technologies Holding B.V. 167,686,025 of our no-par value ordinary registered shares. To issue these shares, we had previously increased our share capital from €264,627,950 to €600,000,000. Shares that were not either granted to Infineon or Infineon Technologies Holding B.V. in connection with the carve-out are reflected in our capital reserves. The contribution by Infineon Technologies Holding B.V. took legal effect as of its registration in the commercial register (Handelsregister) at the local court (Amtsgericht) of Munich.

On July 17, 2006, Infineon Technologies Holding B.V. transferred its Qimonda shares, representing approximately 55.9% of our total share capital at that time to its wholly-owned subsidiary Infineon Technologies Investment B.V., a private limited liability company under Dutch law. In return, Infineon Technologies Investment B.V. issued 50 of its shares with a nominal value of €1,000 each to Infineon Technologies Holding B.V.

Dresden 200mm Fab

The current production capacity for memory products of Infineon’s Dresden 200mm fab is approximately 7,500 wafer starts per week. We entered into an agreement with Infineon for the production of wafers in the Dresden 200mm fab. Pursuant to the agreement, as amended in January 2007, Infineon has agreed to manufacture specified semiconductor memory products at the Dresden 200mm fab, using our manufacturing technologies and masks, and to sell them to us at prices specified in the agreement. These prices are based on the cost of manufacture. We are required under this agreement to pay for idle costs resulting from our purchasing fewer wafers from Infineon than agreed upon, if Infineon cannot otherwise utilize the capacity. We are also obliged to indemnify Infineon against any third party claims based on or related to any products manufactured for us under this agreement and against any intellectual property infringement claims related to the products covered by the agreement. In addition, we agreed to share equally with Infineon any potential restructuring costs that might be incurred in connection with the ramp-down of production of the Dresden 200mm fab if neither company can use the capacity. Restructuring costs may include severance payments and costs relating to lower levels of production in that module. The agreement terminates on September 30, 2009.

Ongoing Services Relationships

Prior to our carve-out, most of the administrative, financial, risk management, information technology and other services that we required were provided centrally by Infineon. The Infineon Group will continue to provide some of these services under services agreements described below. The terms of these agreements may be less favorable to us than they might have been had they been negotiated with unaffiliated third parties.

General Support Services

Framework Agreement on Standard Support Services

In connection with our carve-out, we entered into a Global Service Agreement (the “GSA”) with Infineon, which took effect as of our carve-out date and which serves as the framework under which we have entered into individual standard service agreements, the most important of which are listed below. Under these agreements, the Infineon Group and we provide standard support services to one another. Certain services in the areas of manufacturing, product supply and distribution, licensing, research and development, accounting and information technology support, as well as comprehensive services provided to us by the Infineon Group in specified countries, including Japan, have been covered under separate agreements.

Under the GSA, the service recipient agrees to pay the service provider a fee based on actual or estimated total costs incurred plus a margin of 3% for the period from May 1, 2006 to September 30, 2006 and thereafter as mutually agreed from year to year. The fee for the 2007 financial year is also based on actual or estimated total costs incurred plus a margin of 3%. Unless otherwise agreed in individual service level agreements, the service provider may choose to provide the services itself or through an affiliated or unaffiliated subcontractor. If the service provider chooses to subcontract to a non-affiliate services it had previously provided itself, the service recipient must agree to the subcontractor and the terms of the subcontract. If this agreement cannot be reached, the service level agreement may be terminated with 90 days prior notice. Under the GSA, each service provider must perform services using the level of care that it customarily applies in its own matters of a similar nature. Damages under this agreement are payable only if caused by grossly negligent or malicious behavior and, in the case of grossly negligent behavior, are subject to an annual cap represented by the total payments received by the service provider under the relevant standard service agreement in the relevant calendar year. The GSA allows either party to an individual standard service agreement to terminate that agreement upon 90 days written notice, unless otherwise agreed in the individual agreement or in a subcontract between the service provider and a subcontractor, or upon 30 days written notice in case of default of the other party. The GSA will terminate once all standard service agreements concluded under the GSA have expired or been terminated. Most of the standard service agreements are terminating on September 30, 2007. However, several of the agreements including in the accounting, infrastructure, facility management and research and development will continue beyond that date.

General Support Services

The general support services that Infineon has agreed to provide under the umbrella of the GSA, and with respect to which Infineon and we have entered into individual standard service agreements included:

•	sales support in various countries, most significantly France, Hong Kong, Ireland, Japan, Korea, Switzerland, United Kingdom and the United States;

•	logistics services, including call center services in Europe, logistics support services in the Asia-Pacific region and freight forwarding services in the United States;

•	purchasing services at locations and/or with respect to areas of expertise where we do not have sufficient purchasing resources;

•	human resources services, including recruiting, compensation and benefits, payroll, site health care and training;

•	facility management, including office and manufacturing space leasing, security, storage and transportation management;

•	patent support, including patent administration, external support and reverse engineering;

•	finance, accounting, including risk management and back-office support, for as long as we have not reached full staffing levels in this area

•	legal services;

•	strategy services, including support relating to market research; and

•	certain other services in which our staff still needs to develop expertise.

In addition we agreed to provide Infineon with purchasing services in locations where Infineon does not have sufficient purchasing power, as well as with finance and treasury, tax, human resources and communications services under the GSA.

Other Services

Framework Agreements on Information Technology Services

We entered into two master information technology agreements with Infineon effective May 1, 2006.

Under the master information technology cost sharing agreement, Infineon and we agreed to share costs of a variety of information technology services provided by one or both parties in the common interest and for the common benefit of both parties. In general, the parties agreed to share the fixed costs of the services provided (accounting for approximately 53% of total costs) roughly equally and to share variable costs in a manner that reflects each party’s consumption. The parties’ respective shares of the variable costs are subject to adjustment on an annual basis in accordance with the agreement. Any material or related intellectual property rights created by the parties in the course of the performance of the agreement will be jointly owned by each party, unless otherwise agreed to by the parties. Either party may terminate any individual shared service upon 90 days written notice, unless otherwise agreed in a subcontract between the service provider and a subcontractor. Any ramp down costs will be shared by the parties. The agreement will terminate once all shared services provided under the agreement have expired or been terminated; neither party can terminate a shared service for convenience prior to September 30, 2007 without mutual agreement. The parties have started negotiations with the goal to terminate and ramp down all individual shared services by March 31, 2008.

Under the master information technology service agreement, Infineon and we agreed to provide information technology services to one another. The scope of the services (generally including the designing, building, module testing, documenting, deployment and rollout of IT projects), fees payable for the services and other service-specific provisions will be contained in individual “statements of work” entered into between the Infineon and Qimonda entities providing and receiving the respective services. In general, the service recipient pays a fee based on actual or estimated total costs incurred plus a margin of 3% for the period from May 1, 2006 to September 30, 2006 and thereafter as mutually agreed from year to year. The fee for the 2007 financial year is also based on actual or estimated total costs incurred plus a margin of 3%. The agreement grants either party termination rights upon 90 days written notice, unless otherwise agreed in the individual statements of work or in a subcontract between the service provider and a subcontractor, or upon 30 days written notice in case of default of the other party. Costs associated with an early termination by the service recipient will be borne by the service recipient. The master information technology service agreement will terminate once all statements of work concluded under the agreement have expired or been terminated. We generally expect the statements of work to terminate by the end of the first half of our 2008 financial year.

Both agreements specify that, unless otherwise agreed in individual statements of work, the service provider may choose to provide the services itself or through an affiliated or unaffiliated subcontractor. If the service provider chooses to subcontract to a non-affiliate services it had previously provided itself, the service recipient must agree to the subcontractor and the terms of the subcontract. If this agreement cannot be reached, the relevant services may be terminated with 90 days prior notice. If a party chooses to terminate any individual shared service or statement of work under either agreement, it is obligated to enter into a termination assistance agreement with the other party, the purpose of which is to secure the operational stability of the service during the wind down phase. Under both master agreements, each service provider must perform services using the level of care that it customarily applies in its own matters of a similar nature. Damages under both agreements are excluded to the extent legally permissible.

Framework Agreement on Research and Development Services

In 2006, we negotiated a Global Research and Development Services Agreement with Infineon, which provides a framework surrounding the provision of research and development services between Infineon on one hand and Qimonda AG and its subsidiaries on the other hand. The service recipient agrees to pay the service provider a fee based on actual or estimated total costs incurred (where total costs include depreciation on equipment and tools as well as the cost of materials) plus a margin of 3% for the period from May 1, 2006 to September 30, 2006 and thereafter as mutually agreed from year to year. The fee for the 2007 financial year is also based on actual or estimated total costs incurred plus a margin of 3%. The agreement grants either party termination rights upon 90 days notice, unless otherwise agreed in a subcontract between the service provider and a subcontractor.

Under the Global Research and Development Services Agreement, the deliverables to be developed by the service provider are owned by the recipient of the deliverables, except background intellectual property rights of the provider. The recipient grants the provider a non-exclusive, perpetual license to use the deliverables and the related intellectual property rights in its respective field of business. Expenses incurred in research and development in connection with employee inventions are to be paid by the recipient of the invention.

Special Services

In addition to the general services scheduled to be provided under the GSA, the information technology services agreements and the research and development services agreement and the services provided under the agreement for the production of wafers in the Dresden 200mm fab, Infineon intends to provide to us special services, including manufacturing services for the supply of advanced module buffers for use in our modules.

Any other services not covered under the above agreements will be provided as mutually agreed on a case-by-case basis.

RELATED PARTY TRANSACTIONS

We have previously entered into various short-term borrowing arrangements with Infineon. The largest amount outstanding under these arrangements during the two financial years ended September 30, 2004 and 2005 was €524 million, as determined on a pro-forma basis for these periods only. As of September 30, 2006, our indebtedness to Infineon amounted to $435 million (€344 million) bearing interest at a weighted average rate of 6.23%. We repaid the outstanding amount of this loan in April 2007 from available funds.

We sometimes extend travel and moving expenses and other types of advances to our employees. As a matter of policy, such advances are not provided to the members of our Supervisory Board and Management Board. See Notes 14 and 27 to the combined and consolidated financial statements included elsewhere in this prospectus supplement.

A member of our Supervisory Board, Mr. Fischl, is a member of Infineon’s Management Board and serves as Infineon’s chief financial officer. See “Management — Supervisory Board — Supervisory Board Members.” Two members of our Management Board, Dr. Majerus and Mr. Seifert, are members of the Board of Directors of Inotera Memories, Inc. our joint venture with Nanya. See “Our Business — Strategic Alliances and Agreements” for a discussion of our relationship with Nanya, Inotera and CSVC.

PRINCIPAL SHAREHOLDERS

The following table shows the beneficial ownership of our company’s share capital by (1) the principal shareholders (each person or entity who owns beneficially 5% or more of our shares), (2) the public and (3) the members of our Management Board and Supervisory Board, each as a group, on September 11, 2007. It also shows how many shares and ADSs they will own after the offering is completed. This table assumes no exercise of the underwriters’ overallotment option. We are not directly or indirectly owned or controlled by any foreign government.

	Shares and ADSs owned
	prior to the offering		Shares and ADSs owned after the offering
	Percent	Number	Percent	Number

Infineon Technologies Investment B.V.(1)	49.0	167,686,026	49.0	167,686,026
Infineon Technologies AG (2)	36.9	126,013,975	29.6	101,013,975
Public Shareholders	14.1	48,300,000	21.4	73,300,000
All the members of our Supervisory and Management Boards as a group (nine persons)	0	0	0	0

	100.0%	342,000,001	100.0%	342,000,001

(1)	On July 17, 2006, Infineon Technologies Holding B.V., a wholly-owned subsidiary of Infineon Technologies AG, which we refer to as Infineon Investment, transferred its Qimonda shares, representing approximately 55.9% of our total share capital at that time, to its wholly-owned subsidiary Infineon Technologies Investment B.V., a private limited liability company under Dutch law. On July 18, 2007, in connection with the transfer of ownership of Qimonda Japan K.K. from Infineon, a capital increase of Qimonda AG comprising a single share was registered with the Commercial Register. The current registered share capital of Qimonda AG amounts to €684,000,002. Infineon Technologies Investment B.V. is offering notes which the investors may exchange for an aggregate of up to 17,000,000 ADSs (representing 5% of our current share capital) currently held by Infineon Technologies Investment B.V. These ADSs are included in this table both before and after the offering.

(2)	If Infineon loans fewer than 10,000,000 ADSs to J.P. Morgan so that the number of ADSs offered for sale to the underwriters is increased, the underwriters’ over-allotment option will be increased proportionately.

The major shareholders appearing in the table above do not have different voting rights from any of our other shareholders.

Under German law, for so long as Infineon holds more than 25% of the shares in our company, it will be in a position to block shareholder action on a variety of matters, such as:

•	a resolution not to give effect to existing shareholders’ preemptive rights in a capital increase;

•	any capital decrease, merger, consolidation, spin-off, sale or other transfer of all or substantially all of our assets;

•	a change in the corporate form or business purpose of the company; or

•	the dissolution of our company.

ARTICLES OF ASSOCIATION

This section summarizes the material rights of holders of the shares of our company under German law and the material provisions of our Articles of Association. This description is only a summary and does not describe everything that the Articles of Association contain. Copies of the Articles of Association will be publicly available from the Commercial Register in Munich, and an English translation is included as an exhibit to this registration statement.

Share Capital

The issued share capital of our company consists of €684,000,002 divided into 342,000,001 individual registered shares. The individual shares do not have a par value but they do have a notional value that can be determined by dividing the share capital amount by the number of shares.

On July 27, 2006, our shareholders resolved to increase our share capital by €84 million against cash contributions through the issuance of 42 million no-par value ordinary registered shares. The capital increase became effective on August 8, 2006. Shareholders’ preemptive rights were excluded.

On May 27, 2007, our management board resolved to increase our share capital by €2.00 against the contribution of Qimonda Japan K.K. from €684,000,000 to €684,000,002 through the issuance of one no-par value ordinary registered share from our authorized capital. The capital increase was approved by a committee of our supervisory board and became effective on July 18, 2007. Shareholders’ preemptive rights were excluded. Qimonda Japan K.K. comprises our operations in Japan (Sales and Marketing). These were not contributed to us at the time of the initial contribution of Infineon’s Memory Products assets but initially held in trust for Qimonda’s benefit; the share capital increase described above was carried out in order to effect the contribution of these assets. See “Arrangements between Qimonda and the Infineon Group — Carve-out and Control — Contribution Agreements”.

Registrar Services GmbH, the transfer agent and registrar of our company in Germany, will register record holders of shares in the share register on our behalf pursuant to a transfer agency agreement. The transfer agent will also maintain the register of our shareholders.

Authorized Capital

Under the German Stock Corporation Act, a stock corporation’s shareholders can authorize the Management Board to issue shares in a specified aggregate nominal amount of up to 50% of the issued share capital at the time the resolution becomes effective. The shareholders’ authorization may extend for a period of no more than five years after registration of the capital increase in the commercial register (Handelsregister).

On July 14, 2006, our shareholders resolved to amend our Articles of Association to authorize the Management Board to increase the share capital with the Supervisory Board’s consent. The Management Board may use this authorization until July 13, 2011 to increase the share capital by up to €30 million through the issuance, in one or more tranches, of new ordinary registered shares with no par value against cash contributions for the purpose of issuing shares to our and our subsidiaries’ employees. Shareholders’ preemptive rights are excluded. This increase in our authorized capital became effective with its registration in the commercial register on July 24, 2006.

In addition on July 27, 2006, our shareholders resolved to amend the Articles of Association of our company to authorize the Management Board to increase the share capital with the Supervisory Board’s consent against contributions in cash or in kind. The Management Board may use these authorizations until July 26, 2011 to issue new shares in one or more tranches for any legal purpose:

•	in an aggregate amount of up to €239.4 million, in which case existing shareholders have pre-emptive rights, which may be excluded in the following circumstances:

(i)	to the extent that new shares must be granted to holders of subscription warrants or convertible bonds that we have issued, in accordance with the terms of issuance of such warrants or convertible bonds;

(ii)	if (1) the new shares represent 10% or less of the existing share capital when the authorized capital or issuance of the new shares is registered and (2) the issue price of the new shares is not considerably less than the stock exchange price of the shares in our company; or

(iii)	to the extent necessary to avoid balancing out fractional residual amounts;

In the case of a capital increase against contributions in kind, the Management Board may exclude the shareholders’ preemptive rights with the consent of the Supervisory Board. This increase in our authorized capital became effective with its registration in the commercial register on August 8, 2006.

In connection with the share capital increase by €2.00 described above, our authorized share capital was decreased from €239,400,000 to €239,399,998.

Conditional Capital

Under the German Stock Corporation Act, a stock corporation’s shareholders can authorize conditional capital of up to 50% of the issued share capital at the time of the resolution. During our extraordinary shareholders’ meeting on July 14, 2006, our shareholders passed the following resolutions with regard to conditional capital:

First, our share capital is conditionally increased by up to €12 million through the issuance of up to 6 million ordinary registered shares with no par value in connection with the employee stock option and share purchase plans described above under “Management — Employee Stock Option Program and — Employee Share Purchase Programs.”

Second, our share capital is conditionally increased by up to €240.1 million through the issuance of up to 120.05 million ordinary registered shares with no par value. This conditional capital may only be used in connection with an issuance of a convertible bond, which our shareholders authorized by resolution of July 14, 2006.

These resolutions on conditional capital were registered in the commercial register on July 24, 2006.

Preemptive Rights

Under the German Stock Corporation Act, an existing shareholder in a stock corporation has a preferential right to subscribe for new shares to be issued by that corporation in proportion to the number of shares he holds in the corporation’s existing share capital. These rights do not apply to shares issued out of conditional capital. Preemptive rights also apply to securities that may be converted into shares, securities with warrants, profit-sharing certificates and securities with dividend rights. The German Stock Corporation Act only allows the exclusion of this preferential right in limited circumstances. At least three quarters of the share capital represented at the relevant shareholders’ meeting must vote for exclusion. In addition to approval by the shareholders, the exclusion of preemptive rights requires a justification. The justification must be based on the principle that the interest of the company in excluding preemptive rights outweighs the shareholders’ interest in their preemptive rights.

Shareholders’ Meetings and Voting Rights

A general meeting of the shareholders of our company may be called by the Management Board or, under certain circumstances, by the Supervisory Board. Shareholders holding in the aggregate at least 5% of our issued share capital may also require the Management Board to call a meeting. The annual general meeting must take place within the first eight months of the financial year. The Management Board calls this meeting upon the receipt of the Supervisory Board’s report on the annual financial statements.

Under German law and the Articles of Association of our company, our company must publish invitations to shareholders’ meetings in the electronic version of the German Federal Gazette (elektronischer Bundesanzeiger) at least thirty days before the last day on which the shareholders must notify our company that they intend to attend the meeting (not counting the date of publication and the last day of notification).

A shareholder or group of shareholders holding a minimum of either 5% of the share capital of our company or shares representing at least €500,000 of its registered capital may require that additional items be put on the agenda of our shareholders’ general meeting.

Shareholders who are registered in the share register may participate in and vote at the shareholders’ general meeting. A notice by a shareholder of his intention to attend a shareholders’ general meeting must be given to our company at least six days (or a shorter period, if so determined by management) before the meeting, not counting the day of notice and the day of the meeting. In certain cases, a shareholder can be prevented from exercising his voting rights. This would be the case, for instance, for resolutions on the waiver or assertion of a claim by our company against the shareholder.

Each share carries one vote at general meetings of the shareholders. Resolutions are generally passed with a simple majority of the votes cast. Resolutions that require a capital majority are passed with a simple majority of the issued capital, unless statutory law or the Articles of Association of our company require otherwise. Under the German Stock Corporation Act, a number of significant resolutions must be passed by a majority of at least 75% of the share capital represented in connection with the vote taken on that resolution. The majority required for some of these resolutions may be lowered by the Articles of Association. The shareholders of our company have lowered the majority requirements to the extent permitted by law.

Although our company must notify shareholders of an ordinary or extraordinary shareholders’ meeting as described above, neither the German Stock Corporation Act nor the Articles of Association of our company has a minimum quorum requirement. This means that holders of a minority of our shares could control the outcome of resolutions not requiring a specified majority of the outstanding share capital of our company.

According to the Articles of Association of our company, resolutions to amend the Articles of Association must be passed by at least a majority of the nominal capital represented at the meeting of shareholders at which the resolution is considered. However, resolutions to amend the business purpose stated in the Articles of Association of our company also require a majority of at least three-quarters of the share capital represented at the meeting. The 75% majority requirement also applies to the following matters:

•	the exclusion of preemptive rights in a capital increase;

•	capital decreases;

•	the creation of authorized capital or conditional capital;

•	dissolution;

•	a merger (Verschmelzung) with another company or another corporate transformation;

•	a transfer of all or virtually all of the assets of our company; and

•	the conclusion of any direct control, profit and loss pooling or similar intercompany agreements.

Dividend Rights

Shareholders participate in profit distributions in proportion to the number of shares they hold.

Under German law, our company may declare and pay dividends only from balance sheet profits as they are shown in our company’s unconsolidated annual financial statements prepared in accordance with applicable German law. In determining the distributable balance sheet profits, the Management Board and the Supervisory Board may allocate to profit reserves up to one half of the annual surplus remaining after allocations to statutory reserves and losses carried forward. Under certain circumstances all or part of the remaining half of the annual surplus may also be allocated to the statutory reserves.

The shareholders, in determining the distribution of profits, may allocate additional amounts to profit reserves and may carry forward profits in part or in full.

Dividends approved at a shareholders’ general meeting are payable on the first stock exchange trading day after that meeting, unless otherwise decided at the shareholders’ general meeting. If you hold shares that are entitled to dividends through a clearing system, the dividends will be paid according to that clearing system’s rules. We will publish notice of dividends paid and the paying agent or agents that we have appointed in the German Federal Gazette.

Liquidation Rights

In accordance with the German Stock Corporation Act, if we are liquidated, any liquidation proceeds remaining after all of our liabilities have been paid off would be distributed among our shareholders in proportion to their holdings.

Repurchase of Our Own Shares

We may not acquire our own shares unless authorized by the shareholders’ general meeting or in other very limited circumstances set out in the German Stock Corporation Act. Shareholders may not grant a share repurchase authorization lasting for more than 18 months. The rules in the German Stock Corporation Act generally limit repurchases to 10% of our share capital and resales must be made either on a stock exchange, in a manner that treats all shareholders equally or in accordance with the rules that apply to preemptive rights relating to a capital increase. On July 27, 2006, our shareholders granted us such an authorization.

Corporate Purpose of Our Company

The corporate purpose of our company, described in section 2 of the Articles of Association, is direct or indirect activity in the field of research, development, manufacture and marketing of electronic components, electronic systems and software, as well as the performance of related services.

Registration of the Company with Commercial Register

Our company was entered into the commercial register of Munich, Germany, as a stock corporation on May 25, 2004 under the number HRB 152545.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial numbers of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Furthermore, since no shares or ADSs will be available for sale from our principal shareholders shortly after this offering because of the contractual and legal restrictions on resale described below, other than shares Infineon Investment may deliver under exchangeable notes it has issued, sales of substantial numbers of ADSs in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Our company has outstanding an aggregate of 342,000,001 shares. All of the shares sold in this offering in the form of ADSs will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933 except for shares or ADSs that are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act.

Lock-up Agreements

We, and our shareholders, Infineon and Infineon Investment, have agreed that, subject to several exceptions, for a period of 60 days from the date of this prospectus supplement, we and they will not, without the prior written consent of each of Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities, Inc., dispose of or hedge any of our shares or ADSs or securities which are convertible or exchangeable into these securities. Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities, Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The release of any lock-up is considered on a case-by-case basis. Factors in deciding whether to release shares or ADSs may include the length of time before the lock-up expires, the number of shares or ADSs involved, the reason for the requested release, market conditions, the trading price of our ADSs and historical trading volumes of our ADSs.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period a number of shares (or ADSs, evidencing shares) that does not exceed the greater of:

•	1% of the number of our shares then outstanding, or approximately 3,420,000 shares; or

•	the average weekly trading volume of our ADSs on the New York Stock Exchange during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about our company.

Rule 144(k)

Under Rule 144(k) under the Securities Act, a person who is not deemed to have been one of our “affiliates” at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate”, may sell shares or ADSs representing shares without regard to the manner of sale, public information, volume limitations or notice provisions of Rule 144.

Regulation S

Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares, including shares held by Infineon, may be sold in some other manner outside the United States without requiring registration in the United States.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

EXCHANGE CONTROLS AND LIMITATIONS AFFECTING SHAREHOLDERS

There are currently no legal restrictions in Germany on international capital movements and foreign exchange transactions, except in limited embargo circumstances relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Burma, Cote d’ Ivoire, Republic of Congo, North Korea, Iran, Iraq, Lebanon/Syria, Zimbabwe, Somalia and Sudan.

For statistical purposes, with some exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident corporation or individual if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of €1.5 million (or the equivalent in a foreign currency) at the end of any calendar month.

German residents are also required to report annually to the German Central Bank any shares or voting rights of 10% or more they hold in non-resident corporations with total assets of more than €3 million. Corporations residing in Germany with assets in excess of €3 million must report annually to the German Central Bank any shares or voting rights of 10% held by a non-resident.

Neither German law nor our Articles of Association restricts the right of non-resident or foreign owners of shares to hold or vote the shares.

TAXATION

German Taxation

The following is a summary discussion of the material German tax consequences for holders of ADSs who are not resident in Germany for income tax purposes and who do not hold ADSs as business assets of a permanent establishment or fixed base in Germany (“Non-German Shareholders”). The discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to invest in or hold our ADSs. The discussion is based on the tax laws of Germany as in effect on the date of this prospectus, which may be subject to change at short notice and, within certain limits, possibly also with retroactive effect. You are advised to consult your tax advisors in relation to the tax consequences of the acquisition, holding and disposition or transfer of ADSs and in relation to the procedure which needs to be observed in the event of a possible reduction or refund of German withholding taxes. Only these advisors are in a position to duly consider your specific tax situation.

Taxation of the Company

On August 17, 2007, the Business Tax Reform Act of 2008 was enacted in Germany, introducing several changes to the taxation of German business activities, including a reduction of the combined corporate and trade tax rate from approximately 39% to 30%. Most of the changes come into effect for our 2008 financial year. Statements below regarding periods after 2007 take into account the anticipated changes to be made by the Business Tax Reform Act.

In principle, German corporations are subject to corporate income tax at a rate of 25% (after 2007: 15%). This tax rate applies irrespective of whether profits are distributed or retained. Solidarity surcharge of 5.5% is levied on the assessed corporate income tax liability, so that the combined effective tax burden of corporate income tax and solidarity surcharge is 26.375% (after 2007: 15.825%). Certain foreign source income is exempt from corporate income tax. Generally, any dividends received by us and capital gains realized by us on the sale of shares in other corporations will also be exempt from corporate income tax. However, 5% of such dividends and capital gains are considered nondeductible business expenses.

In addition, German corporations are subject to a profit-based trade tax, the exact amount of which depends on the municipality in which the corporation conducts its business. With effect as of January 1, 2008, trade tax is no longer a deductible item in calculating the corporation’s tax base for corporate income and trade tax purposes.

According to a minimum taxation regime applicable as of 2004, not more than €1 million plus 60% of the amount exceeding €1 million of the income of one fiscal year may be offset against tax losses carried forward.

Taxation of Dividends

Tax must be withheld at a rate of 20% (after 2008: 25%) plus solidarity surcharge of 5.5% (in total 21.1%; after 2008: 26.375%) on dividends paid (if any).

Pursuant to most German tax treaties, including the income tax treaty between Germany and the United States (the “Treaty”) the German withholding tax may not exceed 15% of the dividends received by Non-German Shareholders who are eligible for treaty benefits. The difference between the withholding tax including solidarity surcharge that was levied and the maximum rate of withholding tax permitted by an applicable tax treaty is refunded to the shareholder by the German Federal Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, D-53225 Bonn, Germany) upon application. Forms for a refund application are available from the German Federal Tax Office or the German embassies and consulates in the various countries. A further reduction applies pursuant to most tax treaties if the shareholder is a corporation which holds a stake of 25% or more, and in some cases (including under the Treaty) of 10% or more, of the registered share capital (or according to some tax treaties of the votes) of a company. If the shareholder is a parent company resident in the European Union as defined in Directive No. 90/435/EEC of the Council of July 23, 1990 (the so-called Parent-Subsidiary Directive), upon application and subject to further requirements, no tax may have to be withheld at all.

Withholding Tax Refund for U.S. Shareholders

U.S. shareholders who are eligible for treaty benefits under the Treaty (as discussed below in “— United States Taxation”) are entitled to claim a refund of the portion of the otherwise applicable 20% (after 2008: 25%) German withholding tax and 5.5% solidarity surcharge on dividends that exceeds the applicable Treaty rate (generally 15%).

For ADSs kept in custody with the Depository Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German dividend withholding tax and solidarity surcharge thereon. Under this procedure, the Depository Trust Company may submit claims for refunds payable to U.S. shareholders under the Treaty collectively to the German tax authorities on behalf of these U.S. shareholders. The German Federal Tax Office will pay the refund amounts on a preliminary basis to the Depository Trust Company, which will redistribute these amounts to the U.S. shareholders according to the regulations governing the procedure. The Federal Tax Office may review whether the refund was made in accordance with the law within four years after making the payment to the Depository Trust Company. Details of this collective procedure are available from the Depository Trust Company. This procedure is currently permitted by German tax authorities but that permission may be revoked, or the procedure may be amended, at any time in the future.

Individual claims for refunds may be made on a special German form, which must be filed with the German Federal Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, D-53225 Bonn, Germany) within four years from the end of the calendar year in which the dividend is received. Copies of the required forms may be obtained from the German tax authorities at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, NW, Washington D.C. 20007-1998. As part of the individual refund claim, a U.S. shareholder must submit to the German tax authorities the original withholding certificate (or a certified copy thereof) issued by the paying agent documenting the tax withheld and an official certification of United States tax residency on IRS Form 6166. IRS Form 6166 generally may be obtained by filing a properly completed IRS Form 8802 with the Internal Revenue Service, Philadelphia Service Center, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification must include the U.S. shareholder’s name, Social Security Number or Employer Identification Number, the number of the form on which the tax return was filed and the tax period for which the certification is requested. The Internal Revenue Service will send the certification on IRS Form 6166 to the U.S. shareholder who then must submit the certification with the claim for refund.

Taxation of Capital Gains

Generally, capital gains from the disposition of ADSs realized by a Non-German shareholder other than a corporation are only subject to German tax if such shareholder at any time during the five years preceding the disposition, directly or indirectly, held an interest of 1% or more in a company’s issued share capital. If the shareholder has acquired the ADSs without consideration, the previous owner’s holding period and size of shareholding will also be taken into account.

If the shareholder is an individual, one half (after 2008: 60%) of the capital gain will generally be taxable. If the shareholder is a corporation, effectively 5% of the capital gain will generally be taxable. However, most German tax treaties, including the Treaty, provide that Non-German Shareholders who are beneficiaries under the respective treaty are generally not subject to German tax even under the circumstances described in the preceding paragraph. See the discussion regarding shareholders that generally are eligible for benefits under the Treaty in “— United States Taxation,” below.

Special rules may apply to certain companies of the finance or insurance sector (including pension funds) that are not protected from German tax under a tax treaty.

Inheritance and Gift Tax

Under German domestic law, the transfer of ADSs will be subject to German inheritance or gift tax on a transfer by reason of death or as a gift if:

(a) the donor or transferor or the heir, donee or other beneficiary is resident in Germany at the time of the transfer, or, if a German citizen, was not continuously outside of Germany and without German residence for more than five years; or

(b) at the time of the transfer, the ADSs are held by the decedent or donor as assets of a business for which a permanent establishment is maintained or a permanent representative is appointed in Germany; or

(c) the decedent or donor has held, alone or together with related persons, directly or indirectly, 10% or more of a company’s registered share capital at the time of the transfer.

The few presently existing German estate tax treaties (e.g., the Estate Tax Treaty with the United States) usually provide that German inheritance or gift tax may only be imposed in cases (a) and (b) above.

Other Taxes

There are no transfer, stamp or similar taxes which would apply to the sale or transfer of the ADSs in Germany. Net worth tax is no longer levied in Germany.

United States Taxation

This section is a summary, under current law, of the material U.S. federal income tax considerations relevant to an investment by a U.S. shareholder in the ADSs. This summary applies only to holders that are eligible for benefits as U.S. residents under the Treaty in respect of their investment in the ADSs (“U.S. shareholders”). In general, a shareholder will be eligible for such benefits if the shareholder:

(i) is:

•	an individual U.S. citizen or resident;

•	a U.S. corporation; or

•	a partnership, estate, or trust to the extent the shareholder’s income is subject to taxation in the United States as the income of a resident, either in the shareholder’s hands or in the hands of the shareholder’s partners or beneficiaries;

(ii) is not also a resident of Germany for German tax purposes;

(iii) is the beneficial owner of the ADSs (and the dividends paid with respect thereto);

(iv) holds the ADSs as a capital asset for tax purposes;

(v) does not hold the ADSs in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Germany; and

(vi) is not subject to an anti-treaty shopping provision in the Treaty that applies in limited circumstances.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, and does not address the tax treatment of investors who are subject to special rules, such as financial institutions and persons whose functional currency is not the U.S. dollar. It is based upon the assumption that prospective shareholders are familiar with any special tax rules to which they may be subject. Prospective purchasers should consult their own tax advisers concerning the U.S. federal, state, local and other national tax consequences of purchasing, owning and disposing of the ADSs in light of their particular circumstances.

In general, for U.S. federal income tax purposes and for purposes of the Treaty, holders of ADSs will be treated as the owners of our shares represented by those ADSs.

Taxation of Dividends

U.S. shareholders must include the gross amount of cash dividends paid in respect of the ADSs, without reduction for German withholding tax, in ordinary income on the date that they are treated as having received them, translating dividends paid in euro into U.S. dollars using an exchange rate in effect on that date.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by a non-corporate U.S. shareholder with respect to the ADSs before January 1, 2011 will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends received with respect to the ADSs will be qualified dividends if (i)(a) the company is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules or (b) the ADSs of the company are readily tradable on an established securities market in the United States, and (ii) the company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). ADSs traded on the New York Stock Exchange will be treated as readily tradeable on an established securities market in the United States. The Treaty has been approved for the purposes of the qualified dividend rules. Based on the company’s audited financial statements and relevant market and shareholder data, the company believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its taxable year ended September 30, 2006. In addition, based on its audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the company does not anticipate becoming a PFIC for its taxable year ending September 30, 2007 or in the foreseeable future.

German tax withheld from dividends will be treated, up to the 15% rate provided under the Treaty, as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against the U.S. federal income tax liability of U.S. shareholders or, if they have elected to deduct such taxes, may be deducted in computing taxable income. As discussed in the preceding section regarding German Taxation, German withholding tax will generally be imposed at a rate of 20% (after 2008: 25%) plus solidarity surcharge of 5.5% (in total 21.1%; after 2008: 26.375%). However, U.S. taxpayers who qualify for benefits under the Treaty as discussed above may request a refund of German tax withheld in excess of the 15% rate provided in the treaty. A new protocol to the Treaty was signed in Berlin on June 1, 2006 but it has not yet been ratified. Among other items, the protocol provides for new limitation of benefit provisions. Fluctuations in the dollar-euro exchange rate between the date that U.S. shareholders receive a dividend and the date that they receive a related refund of German withholding tax may give rise to foreign currency gain or loss, which generally is treated as ordinary income or loss for U.S. tax purposes.

Taxation of Sales or Other Taxable Dispositions

Sales or other taxable dispositions by U.S. shareholders of ADSs generally will give rise to capital gain or loss equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. shareholder’s U.S. dollar basis in the ADSs. Any such capital gain or loss will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the ADSs were held for more than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Dividends paid in respect of ADSs, and payments of the proceeds of a sale of ADSs, paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (i) is a corporation or other exempt recipient or (ii) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification to establish its non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries (generally an IRS Form W-8BEN). Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the IRS and furnishing any required information.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement among us, Infineon and the underwriters named below, Infineon and J.P. Morgan agreed to sell to the underwriters, for whom Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. are acting as representatives, the following numbers of our ADSs:

Number of
Underwriters	ADSs

Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.

Total	35,000,000

If Infineon loans fewer than 10,000,000 ADSs to J.P. Morgan, Infineon will offer a higher number of ADSs for sale to the underwriters so that the size of the offering to which this prospectus supplement relates remains at 35,000,000 ADSs. As a result, the total number of ADSs underwritten by the underwriters will increase by the total number of ADSs that will not be loaned by Infineon and such additional ADSs will be underwritten by the underwriters in proportion to their respective underwriting commitments set forth in the preceding table. If Infineon loans fewer than 10,000,000 ADSs to J.P. Morgan so that the number of ADSs offered for sale to the underwriters is increased, the underwriters’ over-allotment option will be increased proportionately and such increased over-allotment will be underwritten by the underwriters in proportion to their respective underwriting commitments set forth in the preceding table.

The underwriting agreement provides that the underwriters are obligated to purchase all of the ADSs from Infineon in this offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

The underwriters will offer ADSs in a public offering in the United States and to institutional investors elsewhere. Each underwriter may offer and sell ADSs anywhere in the world where it is legally permitted to do so. There are no minimum or maximum limits on how many ADSs may be offered or sold in any particular country or region. Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

All of the shares offered in this offering will be delivered in the form of ADSs.

Infineon has granted to the underwriters a 30-day option to purchase up to 3,750,000 additional ADSs from Infineon at the public offering price listed on the cover page of this prospectus supplement, less the underwriting discounts and commissions. The option may be exercised only to cover any overallotments of ADSs.

The Loaned ADSs offered by this prospectus supplement are ADSs that Infineon has agreed to loan to J.P. Morgan, pursuant to the ADS Lending Agreement. J.P. Morgan is offering for sale pursuant to this prospectus supplement the entire 10,000,000 ADSs it is entitled to borrow under the ADSs Lending Agreement. We have been advised by J.P. Morgan that its affiliate intends to use the proceeds from the sale of these ADSs to facilitate the establishment by the exchangeable note investors of hedged positions in the exchangeable notes through the entry into privately negotiated derivative transactions with those investors. J.P. Morgan will pay a fee of 0.10% per year, calculated based on the market price of our ADSs, to Infineon under the ADS Lending Agreement. J.P. Morgan is one of the underwriters of the simultaneous offering by Infineon Technologies Investment B.V. of notes exchangeable into our ADSs. See “ADS Lending Agreement; Simultaneous Offering of Exchangeable Notes.”

We will not receive any proceeds from any part of this offering.

The total underwriting discounts and commissions paid to the underwriters will be          % of the total offering price of the ADSs. The following table summarizes the compensation and estimated expenses to be paid in connection with this offering.

	Per ADS		Total
	Without	With full	Without	With full
	exercise of	exercise of	exercise of	exercise of
	over allotment	over-allotment	over allotment	over-allotment
	option	option	option	option

Expenses payable by Infineon	$	$	$	$
Underwriting discounts and commissions paid by Infineon	$	$	$	$

We estimate our out-of-pocket expenses for this offering to be approximately $75,500 in registration fees, $600,000 in printing fees, $300,000 in legal fees, $300,000 in accounting fees, up to $500,000 reimbursement of expenses of the underwriters and $300,000 in marketing and miscellaneous expenses. All of these expenses will be paid by the Selling Shareholder.

The underwriters propose initially to offer ADSs at the initial public offering price set forth on the cover page of this prospectus supplement. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $           per ADS from the public offering price. Any such securities dealers may resell any ADSs purchased from the underwriters to other brokers or dealers at a discount of up to $           per ADS from the public offering price. If all of the ADSs are not sold at the offering price, the representatives may change the offering price and the other selling terms.

See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of our ADSs in excess of the number of our ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of our ADSs over-allotted by the underwriters is not greater than the number of our ADSs that they may purchase in the over-allotment option. In a naked short position, the number of our ADSs involved is greater than the number of our ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing in the open market.

•	Syndicate covering transactions involve purchases of our ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of our ADSs to close out the short position, the underwriters will consider, among other things, the price of our ADSs available for purchase in the open market as compared to the price at which they may purchase our ADSs through the over-allotment option. If the underwriters sell more of our ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying our ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when our ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters may over-allot ADSs or effect transactions with a view to supporting the market price of the ADSs at a level higher than that which might otherwise prevail. However, there is no assurance that the underwriters will undertake stabilization action. Such stabilizing, if commenced, may be discontinued at any time and, if begun, must be brought to an end after a limited period. Any stabilization action will be undertaken in accordance with applicable laws and regulations.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of ADSs offered.

We and our shareholders, Infineon and Infineon Investment, have agreed that, for a period of 60 days from the date of this prospectus supplement, we and they will not, without the prior written consent of each of Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities, Inc., dispose of or hedge any of our shares or ADSs or securities which are convertible or exchangeable into these securities. Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities, Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The release of any lock-up is considered on a case-by-case basis. Factors in deciding whether to release shares or ADSs may include the length of time before the lock-up expires, the number of shares or ADSs involved, the reason for the requested release, market conditions, the trading price of our ADSs and historical trading volumes of our ADSs. The lock-up does not apply to our issuance of shares or options pursuant to the plans described in “Management — Employee Stock Option and Employee Share Purchase Programs,” the ADSs or shares Infineon Investment will deliver on exchanges of the exchangeable notes referred to under “ADS Lending Agreement; Simultaneous Offering of Exchangeable Notes,” securities we issue as consideration in connection with any strategic acquisition, investment or alliance we or any of our affiliates may enter into or any securities we issue in the course of an increase in our capital against contributions of assets (other than current assets), as long as any transferee in these transactions agrees to be bound by this lock-up. The lock-up also does not apply to transfers of securities within Infineon’s group of companies or transactions between Infineon Technologies AG and Infineon Investment and our company in relation to the funding of options granted to directors or employees of our company or any of our affiliates, as long as any transferee in these transactions agrees to be bound by this lock-up.

A copy of this prospectus supplement and the accompanying prospectus in electronic format will be made available on websites maintained by one or more of the underwriters if one or more of the underwriters participating in this offering may distribute prospectus electronically. The underwriters may agree to allocate a number of ADSs to underwriters and securities dealers for sale to their online brokerage account holders. Internet distributions will be allocated by the joint lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

From time to time, the underwriters or their affiliates have provided, and continue to provide, commercial banking, financial advisory and investment banking services to us, our affiliates and our employees and to Infineon, for which they receive customary fees, commissions and expenses. The underwriters or their affiliates are lenders to Infineon under existing committed and uncommitted credit facilities and act as lead arrangers in the €250 million committed credit facility that we entered into in August 2006. Moreover each of the underwriters or their affiliates have and are providing other types of commercial banking services, such as working capital financing, the issuance of standby letters of credit, guarantees and treasury management services such as cash management, foreign exchange operations and derivative transactions. An affiliate of J.P. Morgan Securities Inc. has, in the past provided institutional trust and depositary services in connection with certain offerings of securities by Infineon or its affiliates.

LEGAL MATTERS

The validity of the shares and the ADSs and certain other legal matters with respect to German, U.S. federal and New York law will be passed upon by Cleary Gottlieb Steen & Hamilton LLP, German and U.S. counsel to Infineon and to us. Certain legal matters with respect to German, U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, German and U.S. counsel for the underwriters.

GLOSSARY

ADSs	American Depositary Shares. ADSs are securities issued by a depositary that represent ownership interests in underlying ordinary shares held by the depositary’s custodian. ADSs may be evidenced by American Depositary Receipts (ADRs). Each Qimonda AG ADS represents one ordinary share.

Advanced Memory Buffer (AMB)	A logic chip that enables high speed communication between the memory controller and a fully buffered DIMM in a server system.

back-end	The packaging, assembly and testing stages of the semiconductor manufacturing process, which take place after electronic circuits are imprinted on silicon wafers in the front-end process.

bit	A unit of information; a computational quantity (binary pulse) that can take one of two values, such as true and false or 0 and 1; also the smallest unit of storage sufficient to hold one bit.

byte	A unit of measurement equal to eight bits.

Computer Aided Design (CAD)	A designation of software tools used in the design of integrated circuits.

capacitor	An electronic device that stores electrical charges. Capacitors are used to store information in a DRAM chip.

cell	A primary unit that normally repeats many times in an integrated circuit. Cells represent individual functional design units or circuits that may be reused as blocks in designs. For example, a memory cell represents a storage unit in a memory array.

chip	Popular term describing a section of a wafer that contains a discrete component or an integrated circuit. Also called a “die”.

circuit	A combination of electrical or electronic components, interconnected to perform one or more functions.

clean room	An area within a fab in which the wafer fabrication takes place. The classification of a clean room relates to the maximum number of particles of contaminants per cubic foot within that room. For example, a class 100 clean room contains fewer than 100 particles of contaminants per cubic foot.

DDR SDRAM	Double Data Rate SDRAM. A form of DRAM chip that activates output on both the rising and falling edge of the system clock rather than on just the rising edge, potentially doubling output.

DDR2 SDRAM	Double Data Rate 2 SDRAM is an enhanced form of DDR SDRAM that offers higher data transfer rates compared to its predecessor.

DDR3 SDRAM	Double Data Rate 3 SDRAM. Successor to DDR2 SDRAM currently in advanced stages of development.

Die	A chip.

Dual Inline Memory Module (DIMM)	A type of printed circuit board composed of DRAM chips mounted on a circuit board in a particular configuration.

Dynamic Random Access Memory (DRAM)	The most common type of random access memory. Each bit of information is stored as an amount of electrical charge in a storage cell consisting of a capacitor and a transistor. The capacitor discharges gradually due to leakage and the memory cell loses the information stored. To preserve the information, the memory has to be refreshed periodically and is therefore referred to as “dynamic”. DRAM is the most widespread memory technology because of its high memory density and relatively low price.

fab	A semiconductor fabrication facility, in which the front-end manufacturing process takes place.

feature size	A measurement (generally in micron or nm) of the width of the smallest patterned feature or circuit on a semiconductor chip.

flash memory	A type of non-volatile memory that can be erased and reprogrammed.

front-end	The wafer processing stage of the semiconductor manufacturing process, in which electronic circuits are imprinted onto raw silicon wafers. This is followed by the packaging, assembly and testing stages, which comprise the back-end process.

foundry	A semiconductor manufacturer that makes chips for third parties.

gigabit (Gb)	Approximately one billion bits (1,073,741,824 bits). Generally used to indicate the storage capacity (or density) of memory chips.

gigabyte (GB)	Approximately one billion bytes (1,073,741,824 bytes). Generally used to indicate the storage capacity (or density) of memory modules.

Integrated Circuit (IC)	An electronic circuit in which all elements of the circuit are integrated on a single semiconductor device.

ISO	International Standards Organization. The international organization responsible for developing and maintaining worldwide standards for manufacturing, environmental protection, computers, data communications and many other fields.

library	The collection of representations required by various design tools. The representations, such as symbol, simulation model, layout abstract, and transistor schematic, are used by different tools in the design system to create or analyze some portion of an IC or otherwise aid in the design process. Creating a design library requires inserting the fabrication technologies in the design system in a form that allows designers to create circuits in the most efficient manner.

logic	One of the three major classes of integrated circuits (along with processors and memory). Logic ICs are used for data manipulation and control functions.

mask	A transparent glass or quartz plate covered with an array of patterns used in the IC manufacturing process to create circuitry patterns on a wafer. Each pattern consists of opaque and transparent areas that define the size and shape of all circuit and device elements. The mask is used to expose selected areas, and defines the areas to be processed. Masks may use emulsion, chrome, iron oxide, silicon or other material to produce the opaque areas.

megabit (Mb)	Approximately one million bits (1,048,576 bits). Generally used to indicate the storage capacity (or density) of memory chips.

megabyte (MB)	Approximately one billion bytes (1,048,576 bytes). Generally used to indicate the storage capacity (or density) of memory modules.

memory semiconductors	Semiconductors that store data in digital form.

NAND flash	A type of flash memory commonly used for mass storage applications such as digital audio players and digital cameras.

nanometer (nm)	A metric unit of linear measure that equals one billionth of a meter (or 1/1,000th of a micron). This unit of measurement is commonly used to indicate the width of the smallest patterned feature or circuit on a semiconductor chip (the so-called feature size).

non-volatile memory	A type of semiconductor memory that retains data even when electrical power is shut off.

NOR flash	A type of flash memory commonly used for the storage of code data, such as the software instructions in a mobile phone.

NROM Flash	Nitrided Read Only Memory. A flash technology that can store two bits per cell. Charges are locally separated on both ends of the memory transistor cell. This compares with other non-volatile technologies like floating gate technology, which store one or two bits by different charge amounts spread over the whole transistor cell.

OEM	Original Equipment Manufacturer. A company that acquires a product or component and reuses or incorporates it into a new product with its own brand name.

package	The protective container of an electronic component or die, with external terminals to provide electrical access to the components inside.

photolithography	A step in the front-end process of semiconductor manufacturing in which a form of ultraviolet light is used to draw a pattern of an IC on a silicon wafer. The sophistication of this process and the related equipment determines the achievable feature sizes on memory chips, and therefore is a key determinant in the ability of manufacturers continuously to improve the capacity (or density) of memory ICs.

process technology	The procedures used in the front-end process to convert raw silicon wafers into finished wafers containing hundreds or thousands of chips.

Random Access Memory (RAM)	A type of digital memory that functions as the main workspace of a computer. The order of access to bits at different locations does not affect the speed of access (and is therefore “random”). This is in contrast to, for example, a magnetic or optical disk or magnetic tape, which are used for long-term storage of data on a computer, but which are too slow to be used for primary workspace.

photoresist	A photoactive chemical that is used in the photolithography process, in which the design of an integrated circuit is drawn on a silicon wafer.

semiconductor	Generic name for devices, such as transistors and integrated circuits, that control the flow of electrical signals. More generally, a material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern. The most common semiconductor material for use in integrated circuits is silicon.

server	A computer that provides a service for other computers connected to it via a network. The most common example is a file server, which has a local disk and services requests from remote clients to read and write files on that disk.

silicon	A type of semiconducting material used to make a wafer. Silicon is widely used in the semiconductor industry as a base material.

Static Random Access Memory (SRAM)	A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be electronically refreshed (and is therefore “static”).

Synchronous DRAM (SDRAM)	A generic name for various kinds of DRAM that are synchronized with the clock speed for which the microprocessor is optimized. This tends to increase the number of instructions that the processor can perform in a given time.

transistor	An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

volatile memory	A type of semiconductor memory that loses stored information if the power source is removed.

wafer	A disk made of a semiconducting material such as silicon, currently usually either 200mm or 300mm in diameter, used to form the substrate of a chip. A finished wafer may contain several thousand chips.

yield	The percentage of usable dies produced on a silicon wafer in the front-end process.

USB	Universal Serial Bus. A protocol for transferring data to and from digital devices.

USB drive	A portable data storage device based on flash memory that uses USB interface protocol.

QIMONDA AG AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Supervisory Board
Qimonda AG:

We have audited the accompanying combined and consolidated balance sheets of Qimonda AG and subsidiaries (the Company) as of September 30, 2005 and 2006, and the related combined and consolidated statements of operations, business/shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2006. These combined and consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined and consolidated financial statements referred to above present fairly, in all material respects, the financial position of Qimonda AG and subsidiaries as of September 30, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2006, in conformity with U.S. generally accepted accounting principles.

Munich, Germany
November 13, 2006

/s/  KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Qimonda AG and Subsidiaries

Combined and Consolidated Statements of Operations
for the years ended September 30, 2004, 2005 and 2006
(in millions, except for share data)

	Notes	2004	2005	2006	2006
		(€ millions)	(€ millions)	(€ millions)	($ millions)
					(unaudited)

Net sales:
Third parties	5	2,912	2,821	3,798	4,818
Related parties	27	96	4	17	22

Total net sales		3,008	2,825	3,815	4,840

Cost of goods sold		2,063	2,164	3,048	3,867

Gross profit		945	661	767	973

Research and development expenses		347	390	433	549
Selling, general and administrative expenses		232	206	215	273
Restructuring charges	8	2	1	—	—
Other operating expenses, net	7	194	13	60	76

Operating income		170	51	59	75

Interest expense, net		(30)	(7)	(25)	(32)
Equity in (losses) earnings of associated companies	16	(16)	45	80	102
Gain on associated company share issuance	16	2	—	72	92
Other non-operating (expense) income, net		(11)	13	8	10
Minority interests		17	2	(6)	(8)

Income before income taxes		132	104	188	239

Income tax expense	9	(211)	(86)	(114)	(145)

Net (loss) income		(79)	18	74	94

Basic and diluted (loss) earnings per share	10	(0.26)	0.06	0.24	0.30

See accompanying notes to the combined and consolidated financial statements.

Qimonda AG and Subsidiaries

Combined and Consolidated Balance Sheets
September 30, 2005 and 2006

	Notes	2005	2006	2006
		(€ millions)	(€ millions)	($ millions)
				(unaudited)

Assets:
Current assets:
Cash and cash equivalents		632	932	1,182
Marketable securities	11	—	138	175
Trade accounts receivable, net	12	439	803	1,019
Inventories	13	484	622	789
Deferred income taxes	9	49	47	60
Other current assets	14	198	265	336

Total current assets		1,802	2,807	3,561

Property, plant and equipment	15	2,216	2,080	2,639
Long-term investments	16	544	636	807
Deferred income taxes	9	125	160	203
Other assets	17	174	178	226

Total assets		4,861	5,861	7,436

Liabilities and Business/Shareholders’ Equity:
Current liabilities:
Short-term debt — Infineon	21	524	344	435
Trade accounts payable	18	519	712	904
Accrued liabilities	19	122	160	203
Deferred income taxes	9	—	18	23
Other current liabilities	20	200	245	311

Total current liabilities		1,365	1,479	1,876

Long-term debt	21	108	151	192
Deferred income taxes	9	9	36	46
Other liabilities	22	412	324	411

Total liabilities		1,894	1,990	2,525

Business/Shareholders’ Equity:
Investments by and advances from Infineon	2	3,034	—	—
Ordinary share capital	23	—	684	868
Additional paid-in capital		—	3,097	3,929
Retained earnings		—	224	284
Accumulated other comprehensive loss	25	(67)	(134)	(170)

Total Business/Shareholders’ Equity		2,967	3,871	4,911

Total Liabilities and Business/Shareholders’ Equity		4,861	5,861	7,436

See accompanying notes to the combined and consolidated financial statements.

Qimonda AG and Subsidiaries

Combined and Consolidated Statements of Business/Shareholders’ Equity
for the years ended September 30, 2004, 2005 and 2006
(in millions except for share data)

							Foreign	Additional
				Additional		Investments by	currency	minimum	Unrealized
		Issued Ordinary shares		Paid-In	Retained	and advances	translation	pension	gain/(loss)
	Notes	Shares	Amount	Capital	earnings	from Infineon	adjustment	liability	on securities	Total
		(millions)	(€ millions)	(€ millions)	(€millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)

Balance as of October 1, 2003		—	—	—	—	2,804	(76)	—	8	2,736
Net investments by and advances from Infineon		—	—	—	—	165	—	—	—	165
Net loss		—	—	—	—	(79)	—	—	—	(79)
Other comprehensive loss	25	—	—	—	—	—	(35)	—	(8)	(43)

Balance as of September 30, 2004		—	—	—	—	2,890	(111)	—	—	2,779

Transfer of DD200 facility to Infineon	4	—	—	—	—	(374)	—	—	—	(374)
Net investments by and advances from Infineon		—	—	—	—	500	—	—	—	500
Net income		—	—	—	—	18	—	—	—	18
Other comprehensive income (loss)	25	—	—	—	—	—	45	(1)	—	44

Balance as of September 30, 2005		—	—	—	—	3,034	(66)	(1)	—	2,967

Transfer of development center to Infineon	26	—	—	—	—	(10)	—	—	—	(10)
Net investments by and advances from Infineon prior to May 1, 2006		—	—	—	—	493	—	—	—	493
Net loss prior to May 1, 2006		—	—	—	—	(150)	—	—	—	(150)
Contribution to capital and issuance of shares on initial formation as of May 1, 2006	1	300	600	2,772		(3,372)	—	—	—	—
Transfer of net pension liability from Infineon	28	—	—	(9)	—	—	—	—	—	(9)
Issuance of shares upon initial public offering, net of offering costs and tax benefit thereon	1	42	84	331	—	—	—	—	—	415
Stock-based compensation	24	—	—	3	—	5				8
Net income after May 1, 2006		—	—	—	224	—	—	—	—	224
Other comprehensive loss	25	—	—	—	—	—	(66)	(1)	—	(67)

Balance as of September 30, 2006		342	684	3,097	224	—	(132)	(2)	—	3,871

See accompanying notes to the combined and consolidated financial statements.

Qimonda AG and Subsidiaries

Combined and Consolidated Statements of Cash Flows
for the years ended September 30, 2004, 2005 and 2006

	Notes	2004	2005	2006	2006
		(€ millions)	(€ millions)	(€ millions)	($ millions)
					(unaudited)

Net (loss) income		(79)	18	74	94
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Depreciation and amortization	15/17	752	528	703	892
Provision for doubtful accounts	12	1	4	3	4
Gain on sale of marketable securities	11	(3)	—	—	—
Loss (gain) on sales of long-term assets	15	3	—	(1)	(1)
Equity in losses (earnings) of associated companies	16	16	(45)	(80)	(101)
Gain on associate company share issuance	16	(2)	—	(72)	(92)
Stock-based compensation	24	—	—	8	10
Minority interests		(17)	(2)	6	8
Impairment charges	16	7	6	9	11
Deferred income taxes	9	36	52	23	29
Due to changes in operating assets and liabilities:
Trade accounts receivable	12	(135)	45	(378)	(480)
Inventories	13	73	(172)	(147)	(186)
Other current assets	14	19	7	(75)	(95)
Trade accounts payable	18	106	47	162	206
Accrued liabilities	19	66	(58)	68	86
Other current liabilities	20	68	(35)	63	80
Other assets and liabilities		(218)	88	(69)	(88)

Net cash provided by operating activities		693	483	297	377

Cash flows from investing activities:
Purchases of marketable securities available for sale		—	—	(175)	(222)
Proceeds from sales of marketable securities available for sale		17	1	37	46
Purchases of business interests	16	(350)	(83)	(3)	(4)
Proceeds from disposal of business interests and dividends	16	—	15	29	37
Purchases of intangible assets	17	(5)	(4)	(42)	(53)
Purchases of property, plant and equipment	15	(770)	(926)	(686)	(871)
Proceeds from sales of long-term assets	15	60	26	68	86

Net cash used in investing activities		(1,048)	(971)	(772)	(981)

Cash flows from financing activities:
Increase (decrease) in short-term debt due Infineon	21	—	481	(163)	(207)
Increase in short-term debt due third parties	21	13	—	—	—
Repayments of short-term debt due third parties	21	—	(18)	—	—
Decrease (increase) in financial payables due related parties	27	57	(7)	(2)	(3)
Decrease in financial receivables from associated and related parties	27	—	3	—	—
Proceeds from issuance of long-term debt	21	170	80	44	56
Principal repayments of long-term debt	21	(133)	(522)	—	—
Change in restricted cash		64	—	—	—
Net proceeds from issuance of common stock	1	—	—	415	527
Dividend payments to minority interest		—	—	(5)	(6)
Proceeds from issuance of shares to minority interest		52	21	—	—
Investments by and advances from Infineon	26	165	500	484	614

Net cash provided by financing activities		388	538	773	981

Effect of foreign exchange rate changes on cash and cash equivalents		—	5	2	3

Net increase in cash and cash equivalents		33	55	300	380
Cash and cash equivalents at beginning of year		544	577	632	802

Cash and cash equivalents at end of year		577	632	932	1,182

See accompanying notes to the combined and consolidated financial statements.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

1.	Description of Business, Formation and Basis of Presentation

Description of Business

Qimonda AG and its subsidiaries (collectively, the “Company” or “Qimonda”) is one of the world’s leading suppliers of semiconductor memory products. It designs memory technologies and develops, manufactures, markets and sells a large variety of memory products on a module, component and chip level. Qimonda has operations, investments and customers located mainly in Europe, Asia and North America. The Company is a majority owned subsidiary of Infineon Technologies AG (“Infineon”). The financial year-end for the Company is September 30.

Formation

On November 17, 2005, Infineon announced its intention to separate its memory products business from the remainder of its activities and place its memory products business in a stand-alone legal structure, with the preferred goal of conducting a public offering of the shares of the new company (the “Offering”). Effective May 1, 2006, substantially all the memory products-related assets and liabilities, operations and activities of Infineon (the “Memory Products business”) were contributed to the Company (the “Formation”). In conjunction with the Formation the Company entered into a contribution agreement and various other service agreements with Infineon. In cases where physical contribution (ownership transfer) of assets and liabilities were not feasible or cost effective, the monetary value was transferred in the form of cash or debt.

On August 9, 2006 the Company completed its IPO on the New York Stock Exchange through the issuance of 42 million ordinary shares, which are traded as American Depositary Shares (ADSs) under the symbol “QI”. The Company intends to use the offering proceeds of €415, net of offering costs of €19 and tax benefit thereon of €9, to finance investments in its manufacturing facilities and for research and development. In addition, Infineon sold 6.3 million shares upon exercise of the underwriters’ over-allotment option. As a result, Infineon’s ownership interest As a result, Infineon’s ownership interest in the Company decreased to 85.9%.

The Company’s operations in Japan and Korea were transferred to separate legal entities and held in trust for Qimonda’s benefit by Infineon until the legal transfer to Qimonda takes place. The Company’s Korea operations were transferred in October 2006, and the transfer of the Japan operations is expected during the three months ending March 31, 2007. The Company’s investment in Inotera Memories Inc. (“Inotera”) is held in trust by Infineon subject to the expiration of the lock-up provisions under Taiwan securities law (see note 16 and note 33). The Company’s investment in Advanced Mask Technology Center GmbH & Co. (“AMTC”) and Maskhouse Building Administration GmbH & Co. KG (“BAC”) is intended to be transferred by Infineon after approval by the other shareholders in the venture although pursuant to the AMTC and BAC limited partnership agreement, such consent may not be unreasonably withheld.

Basis of Presentation

The accompanying combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying combined and consolidated financial statements are presented on a combined basis for period prior to the Formation and on a consolidated basis for all periods thereafter.

Periods prior to the Formation are presented on a “carve-out” basis and comprise the combined historical financial statements of the transferred Memory Products business assuming that the Company had existed as a separate legal entity. These combined financial statements have been derived from the consolidated financial statements and historical accounting records of Infineon, employing the methods and assumptions set forth below.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Substantially all of the assets, liabilities, operations and activities of the Memory Products business are those that comprised the Memory Products segment of Infineon during the financial periods presented.

Qimonda AG is incorporated in Germany. Pursuant to paragraph 291 of the German Commercial Code (“Handelsgesetzbuch” or “HGB”) the Company is exempted from preparing consolidated financial statements in accordance with either the HGB accounting principles and regulations (“German GAAP”) or international financial reporting standards (“IFRS”), since its ultimate parent company, Infineon, prepares and issues consolidated financial statements according to U.S. GAAP in compliance with the transitional regulation of the German Bilanzrechtsreformgesetz Article 58, paragraph 3 EGHGB. Accordingly, the Company presents the U.S. GAAP combined and consolidated financial statements contained herein.

All amounts herein are shown in millions of euro (or “€”) except where otherwise stated. The accompanying balance sheet as of September 30, 2006, and the statements of operations and cash flows for the year then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.2687 the Federal Reserve noon buying rate on September 29, 2006. The U.S. dollar convenience translation amounts have not been audited.

Certain amounts in prior year consolidated financial statements and notes have been reclassified to conform to the current year presentation. Results of operations have not been affected by these reclassifications.

Statements of Operations

Through the Formation, the combined statements of operations were prepared on a carve-out basis and reflect all revenues and expenses that are attributable to the Memory Products business. Operating expenses or revenues of the Memory Products business specifically identified as pertaining to the Memory Products business were charged or credited directly to it without allocation or apportionment. This is the case for all of the revenues appearing on the combined statements of operations. Operating expenses that Infineon incurred were allocated to the Memory Products business to the extent that they were related and indirectly attributable to it. These expenditures, with the exception of certain corporate items, are mainly allocated from each of a number of what Infineon refers to as “clusters”, which are groups of functional departments for which Infineon accounts on a cost center basis.

The costs allocated from the clusters include charges for facilities, functions and services provided by shared Infineon facilities for the Memory Products business, expenses for certain functions and services performed by centralized Infineon departments, a portion of Infineon’s general corporate expenses and certain research and development expenses. The allocations from each cluster were made based on allocation methods, or allocation keys, which vary depending on the nature of the expenditures being allocated. The allocation keys are consistent with those Infineon used to allocate expenses among its segments, although historically Infineon did not allocate the expenses of some central activities and instead accounted for these as corporate costs.

The following assumptions and allocation methods are used for significant allocated expenses included in the combined statements of operations:

• The Infineon Central R&D cluster costs include research and development activities related to semiconductor electronic technologies, circuits, and related systems. The allocation is based on total sales.

• The Infineon Logistic cluster costs include all logistics expenses related to distribution centers including handling, traffic and customs, packaging and freight. It also includes expenses for corporate logistics in Europe, Asia and North America. The allocation to the Memory Products business is based partly on unit volume and partly on sales.

• The Infineon Sales cluster covers all central selling expenses related to the activities of pricing office, account management, distribution management, receivables management, export control and commissions.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

The allocation to the Memory Products business is based, depending on the relevant function, on the dedicated headcount of the business and also on sales.

• The Infineon IT-Services cluster costs include all expenses incurred relating to the design, implementation and operation of IT systems and related administration. The allocation is based, depending on the relevant function, on either the total direct cost, the total research and development cost or the total cost of sales of the Memory Products business.

• The Infineon Finance and Treasury cluster costs include all financial income and expense, as well as foreign exchange gains and losses, related to treasury market activities (foreign exchange management, money market transactions and interest rate management). The allocation is based on the total direct costs.

• The Infineon Central cluster costs include strategic and general central functions within the Infineon headquarters or its regional organizations. The allocation is based on the total direct costs.

The combined statements of operations include depreciation expense for all property, plant and equipment owned and operated by the Memory Products business.

Allocations from Infineon during the years ended September 30, 2004, 2005 and the seven months ended April 30, 2006, are reflected in the combined statements of operations as follows:

			Seven Months
			Ended
	2004	2005	April 30, 2006

Cost of goods sold	180	168	111
Research and development expenses	43	27	17
Selling, general and administrative
expenses	160	109	75
Other operating expenses, net	2	—	—
Restructuring charges	2	1	—

	387	305	203

Since the Formation, the Company entered into several service agreements with Infineon. As a result, costs are no longer allocated after the Formation, but rather charged on the basis of the respective agreements (see note 27).

For periods prior to the Formation, the income tax expense reflected in the accompanying combined and consolidated financial statements has been calculated as if the Company had filed separate tax returns for each of the years presented. The Company’s future effective tax rate after the Formation may differ from those indicated in the accompanying combined and consolidated financial statements prior to the Formation.

Balance Sheets

The assets and liabilities attributable to the Memory Products business were contributed to the Company, in general, at their historical costs. In certain jurisdictions where tax regulations do not permit the tax-free transfer of assets or liabilities to the Company, they were revalued for tax, but not accounting purposes. Unless otherwise noted, all assets and liabilities specifically identifiable as pertaining to the Memory Products business are included in the combined and consolidated financial statements. Where legal entities were wholly allocable to the Memory Products business, the shares of these entities were transferred to the Memory Products business. In some cases, including at the Infineon parent company level, the memory-related assets and liabilities were identified and carved out by means of asset and liability transfer transactions.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

For carve-out transfers, the assets and liabilities directly identifiable as pertaining to the Memory Products business include inventories, long-term investments, fixed assets and accounts receivable. The following assumptions and allocations were used for those assets and liabilities that were not specifically identifiable to the Memory Products business:

Trade Accounts Payable

Trade accounts payable include identifiable payables from specific Memory Products business’ vendors and service suppliers as well as an allocation of payables from Infineon-specified vendors.

Other Current and Accrued Liabilities

Other current and accrued liabilities include direct payroll obligations and payroll obligations, which were allocated based on the Memory Products business and an allocation of the Infineon employees in corporate functions that in part supported the Memory Products business.

Pension Liabilities

Pension expenses and related liabilities were measured based on actuarial computations and are determined, with respect to all of the employees that participate in Infineon’s defined benefit pension plans, based on the number of employees of the Memory Products business and an allocation of the Infineon employees in corporate functions that in part supported the Memory Products business.

Investments by and Advances from Infineon

Because a direct ownership relationship did not exist among the various entities comprising the Memory Products business prior to the Formation, Infineon’s investments in and advances to the Memory Products business represent Infineon’s interest in the recorded net assets of the Memory Products business, and are shown as business equity in lieu of shareholder’s equity in the combined financial statements. Prior to the Formation, net income (loss) of the Memory Products business forms part of business equity (investments by and advances from Infineon). Subsequent to the Formation net income (loss) is attributed to retained earnings since the Company exists as a separate legal entity. The effects of equity transactions prior to Formation are included in “Investments and advances from Infineon” in the accompanying combined and consolidated financial statements. All intercompany transactions, including purchases of inventory, charges and cost allocations for facilities, functions and services performed by Infineon for the Memory Products business are reflected in this amount.

Capital Structure

The Memory Products business historically relied on Infineon to provide the financing of its capital requirements, as Infineon uses a centralized approach to cash management and the financing of its operations. The historical capital structure of Qimonda was considered to be based on the following:

• instruments that were directly identified with the Memory Products business;

• cash and intercompany financial receivables reduce total short and long-term debt, so that the Company has no net debt;

• a proportional share of total assets constitutes total cash, cash equivalents, marketable securities and intercompany financial receivables;

• a proportional share of aggregate total debt and total business equity constitutes total short and long-term debt.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

The allocation of Infineon’s cash and debt in conjunction with the historical capital structure of the Memory Products business in the combined and consolidated financial statements is reflected through the following:

• through the Formation, contribution of €582 in cash through business equity;

• as of September 30, 2005 and the Formation, the reduction of inter-company financial receivables of €227 and €66, respectively, by inter-company debt.

At the Formation, net investments by and advances from Infineon in the amount of €3,372 were contributed to the Company as equity, which is reflected as €600 ordinary share capital and €2,772 as additional paid in capital in the accompanying combined and consolidated statement of business/shareholders’ equity.

The capital structure attributed to the Memory Products business in connection with the preparation of the combined financial statements prior to Formation, based as it is on the business equity concept and without independent financing by the Company, may not be indicative of the capital structure that the Memory Products business would have required had it been an independent company during the financial periods presented.

The Company’s operations have been financed largely through contributions from Infineon and, to a lesser extent, third-party borrowings. The Company’s interest expense prior to formation includes interest charges on certain intercompany financial liabilities to the Infineon group companies and interest expense on its external debt based on the aforementioned capital structure. Interest income includes allocations based on the proportional share of cash and cash equivalents. The Company’s capital structure after the Formation may differ from the capital structure presented in the accompanying combined and consolidated financial statements prior to the Formation as a result of the issuance of additional ordinary shares by Qimonda AG as part of the Offering. Accordingly, interest expense prior to the Formation reflected in the accompanying combined and consolidated financial statements may not necessarily be indicative of the interest expense that Qimonda AG would have incurred as a stand-alone entity or will incur after the Formation.

Estimates

The preparation of the accompanying combined and consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent amounts and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ materially from such estimates made by management. In addition, due to the significant relationship between Infineon and the Company, the terms of the carve-out transactions, the allocations and estimations of assets and liabilities and of expenses and other transactions between the Memory Products business and Infineon may not be the same as those that would have resulted from transactions among unrelated third parties. Management believes that the assumptions underlying the combined and consolidated financial statements are reasonable. However, these transactions, allocations and estimates may not be indicative of actual results that would have been obtained if the Company had operated on a stand-alone basis, nor are they indicative of future transactions or of the expenses or results of operations of the Company. In addition, the process of preparing the combined and consolidated financial statements does not permit the revaluation of historical transactions to attempt to introduce an arms’-length relationship where one did not exist at the time. Management believes that it is not practicable to estimate what the actual costs of the Company would have been on a stand-alone basis if it had operated as an unaffiliated entity. Rather than allocating the expenses that Infineon actually incurred on behalf of the Memory Products business, management would have had to choose from a wide range of estimates and assumptions that could have been made regarding joint overhead, joint financing, shared processes and other matters. Any of these assumptions may have led to unreliable results and would not have been more useful as an indicator of historical business development and performance than the methods employed in preparing the combined and consolidated financial statements.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

2.	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the accompanying combined and consolidated financial statements.

Basis of Consolidation

The accompanying combined and consolidated financial statements include the accounts of the Company and its significant subsidiaries on a combined and consolidated basis. Investments in companies in which the Company has an ownership interest of 20% or more and are not controlled by the Company (“Associated Companies”) are accounted for using the equity method of accounting (see note 16). The equity in earnings of Associated Companies with financial year ends that differ by not more than three months from the Company’s financial year are recorded on a three month lag. Other equity investments (“Related Companies”), in which the Company has an ownership interest of less than 20%, are recorded at cost. The effects of all significant intercompany transactions are eliminated. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (R) “Consolidation of Variable Interest Entities” (“FIN 46R”) and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the combined and consolidated financial statements in accordance with FIN 46R.

The Company group consists of the following numbers of entities in addition to the parent company, Qimonda AG:

	Consolidated	Associated
	Subsidiaries	Companies	Total

September 30, 2005	14	6	20
Additions in connection with Formation	10	—	10
Disposals	(1)	(1)	(2)

September 30, 2006	23	5	28

Reporting and Foreign Currency

The Company’s reporting currency is the euro, and therefore the accompanying combined and consolidated financial statements are presented in euro.

The assets and liabilities of foreign subsidiaries with functional currencies other than the euro are translated using period-end exchange rates, while the revenues and expenses of such subsidiaries are translated using average exchange rates during the period. Differences arising from the translation of assets and liabilities in comparison with the translation of the previous periods are included in other comprehensive income (loss) and reported as a separate component of business/shareholders’ equity.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

The exchange rates of the primary currencies used in the preparation of the accompanying combined and consolidated financial statements are as follows:

			Exchange Rate September 30,		Annual Average Exchange Rate
Currency			2005	2006	2005	2006
			euro	euro	euro	euro

U.S. dollar	1$	=	0.8290	0.7899	0.7869	0.8117
		=
New Taiwan dollar	100NTD	=	2.4957	2.3866	2.4583	2.4823
		=
Chinese Yuan Renminbi	100CNY	=	10.2432	9.9934	9.5601	10.1172

Revenue Recognition

Sales

Revenue from products sold to customers is recognized, pursuant to U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition”, when persuasive evidence of an arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. The Company records reductions to revenue for estimated product returns and allowances for discounts, volume rebates and price protection, based on actual historical experience, at the time the related revenue is recognized. In general, returns are permitted only for quality related reasons within the applicable warranty period, which is typically 12 months. Distributors can, in certain cases, apply for stock rotation or scrap allowances and price protection. Allowances for stock rotation returns are accrued based on expected stock rotation as per the contractual agreement. Distributor scrap allowances are accrued based on the contractual agreement and, upon authorization of the claim, reimbursed up to a certain maximum of the average inventory value. Price protection programs allow distributors to apply for a price protection credit on unsold inventory in the event the Company reduces the standard list price of the products included in such inventory. In some cases, rebate programs are offered to specific distributors whereby the distributor may apply for a rebate upon achievement of a defined sales volume. Distributors are also partially compensated for commonly defined cooperative advertising on a case-by-case basis.

License Income

License income is recognized when earned and realizable (see note 5). Lump sum payments are generally non-refundable and are deferred where applicable and recognized over the period in which the Company is obliged to provide additional service. Pursuant to Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables”, revenues from contracts with multiple elements entered into after July 1, 2003 are recognized as each element is earned based on the relative fair value of each element and when there are no undelivered elements that are essential to the functionality of the delivered elements and when the amount is not contingent upon delivery of the undelivered elements. Royalties are recognized as earned.

Grants

Grants for capital expenditures include both tax-free government grants (Investitionszulage) and taxable grants for investments in property, plant and equipment (Investitionszuschüsse). Grants receivable are established when a legal right for the grant exists and the criteria for receiving the grant have been met. Tax-free government grants are deferred (see note 22) and recognized over the remaining useful life of the related asset. Taxable grants are deducted from the acquisition costs of the related asset (see note 6) and thereby reduce depreciation expense in future periods. Other taxable grants reduce the related expense (see notes 6, 20 and 22).

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Product-related Expenses

Shipping and handling costs associated with product sales are included in cost of sales. Expenditures for advertising, sales promotion and other sales-related activities are expensed as incurred. Provisions for estimated costs related to product warranties are generally made at the time the related sale is recorded, based on estimated failure rates and claim history. Research and development costs are expensed as incurred.

Income Taxes

Income taxes, as presented in the accompanying combined and consolidated financial statements, are determined on a separate return basis, although in numerous tax jurisdictions, including Germany, the Company was included in the consolidated tax returns of Infineon prior to the Formation. Where the Memory Products business was only a part of an Infineon entity, the tax provision has been prepared on an as-if separate company basis except that, pursuant to the terms of the contribution agreement between the Company and Infineon, any net operating losses generated by the Memory Products business and carried forward are treated as a reduction of business equity, as such losses have been retained by Infineon. Infineon evaluates its tax position and related tax strategies for its entire group as a whole, which may differ from the tax strategies the Company would have followed as a stand-alone company.

Income taxes are accounted for under the asset and liability method pursuant to FASB Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Investment tax credits are accounted for under the flow-through method.

Stock-based Compensation

Prior to the adoption of SFAS No. 123 (revised 2004), the Company accounted for stock-based compensation using the intrinsic value method pursuant to Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees”, recognized compensation cost over the pro rata vesting period, and applied the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123”.

Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the period during which the employee is required to provide service in exchange for the award. Prior period amounts have not been restated and do not reflect the recognition of stock-based compensation. (see note 24).

Issuance of shares by Subsidiaries or Associated Companies

Gains or losses arising from the issuances of shares by subsidiaries or Associated Companies, due to changes in the Company’s proportionate share of the value of the issuer’s equity, are recognized in earnings pursuant to SAB Topic 5:H, “Accounting for Sales of Stock by a Subsidiary” (see note 16).

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Cash and Cash Equivalents

Cash and cash equivalents represent cash, deposits and liquid short-term investments with original maturities of three months or less. Cash equivalents as of September 30, 2005 and 2006 were €625 and €895 respectively, and consisted mainly of bank term deposits and fixed income securities with original maturities of three months or less.

Marketable Securities

The Company’s marketable securities are classified as available-for-sale and are stated at fair value as determined by the most recently traded price of each security at the balance sheet date. Unrealized gains and losses are included in accumulated other comprehensive income, net of applicable income taxes. Realized gains or losses and declines in value, if any, judged to be other-than-temporary on available-for-sale securities, are reported in other non-operating income or expense. For the purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

Inventories

Inventories are valued at the lower of cost or market, cost being generally determined on the basis of an average method. Cost consists of purchased component costs and manufacturing costs, which comprise direct material and labor costs and applicable indirect costs.

Property, Plant and Equipment

Property, plant and equipment is valued at cost less accumulated depreciation. Spare parts, maintenance and repairs are expensed as incurred. Depreciation expense is recognized using the straight-line method. Construction in progress includes advance payments for construction of fixed assets. Land and construction in progress are not depreciated. The cost of construction of certain long-term assets includes capitalized interest, which is amortized over the estimated useful life of the related asset. During the years ended September 30, 2005 and 2006 capitalized interest was €7 and €0, respectively. The estimated useful lives of assets are as follows:

Years

Buildings	10-25
Technical equipment and machinery	3-10
Other plant and office equipment	1-10

Leases

The Company is a lessee of property, plant and equipment. All leases where the Company is lessee that meet certain specified criteria intended to represent situations where the substantive risks and rewards of ownership have been transferred to the lessee are accounted for as capital leases pursuant to SFAS No. 13, “Accounting for Leases”, and related interpretations. All other leases are accounted for as operating leases.

Intangible Assets

The Company accounts for business combinations using the purchase method of accounting pursuant to SFAS No. 141, “Business Combinations”. Intangible assets acquired in a purchase method business combination are recognized and reported apart from goodwill, pursuant to the criteria specified by SFAS No. 141.

Intangible assets consist primarily of purchased intangible assets, such as licenses and purchased technology, which are recorded at acquisition cost, and goodwill resulting from business acquisitions, representing the excess of purchase price over fair value of net assets acquired. Intangible assets other than goodwill are amortized on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years. Pursuant to SFAS No. 142

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

“Goodwill and Other Intangible Assets”, goodwill is not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company tests goodwill annually for impairment in the fourth quarter of the financial year, whereby if the carrying amount of a reporting unit with goodwill exceeds its fair value, the amount of impairment is determined by the excess of recorded goodwill over the fair value of goodwill. The determination of fair value of the reporting units and related goodwill requires considerable judgment by management.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including property, plant and equipment and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or measured by discounted estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows.

Long-term Investments

The Company assesses declines in the value of investments accounted for under the equity and cost methods to determine whether such decline is other-than-temporary, thereby rendering the investment impaired. This assessment is made by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the individual company, and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Financial Instruments

The Company operates internationally, giving rise to exposure to changes in foreign currency exchange rates. The Company uses financial instruments, including derivatives such as foreign currency forward and option contracts, to reduce this exposure based on the net exposure to the respective currency. The Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149, which provides guidance on accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Derivative financial instruments are recorded at their fair value and included in other current assets or other current liabilities. Generally the Company does not designate its derivative instruments as hedge transactions. Changes in fair value of undesignated derivatives that relate to operations are recorded as part of cost of sales, while undesignated derivatives relating to financing activities are recorded in other non-operating expense, net. The fair value of derivatives and other financial instruments is discussed in note 29.

Pension Plans

The measurement of pension-benefit liabilities is based on actuarial computations using the projected-unit-credit method in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. The assumptions used to calculate pension liabilities and costs are shown in Note 28. Changes in the amount of the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains or losses not yet recognized in the Company’s consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the Company’s net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10% of the greater of the projected

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

benefit obligation or the fair value of that plan’s assets. In that case, the amount of amortization recognized by the Company is the resulting excess divided by the average remaining service period of the active employees expected to receive benefits under the plan. The Company also records a liability for amounts payable under the provisions of its various defined contribution plans.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), requiring that such costs be recognized as current period charges and requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The Company adopted SFAS No. 151 with effect from October 1, 2005, which did not have a significant impact on its consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an Amendment of APB Opinion No. 29”, which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company adopted SFAS No. 153 for nonmonetary asset exchanges occurring on or after July 1, 2005. The adoption SFAS No. 153 did not have a significant impact on the Company’s combined and consolidated financial position or results of operations.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, which clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated even though uncertainty exists about the timing and (or) method of settlement. The Company is required to adopt Interpretation No. 47 prior to the end of its 2006 financial year. The Company adopted Interpretation No. 47 during the 2006 financial year, which did not have a significant impact on its consolidated financial positions or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. The Company is required to adopt SFAS No. 154 for accounting changes and error corrections that occur after September 30, 2006. The Company’s results of operations and financial condition will only be impacted following the adoption of SFAS No. 154 if it implements changes in accounting principle that are addressed by the standard or corrects accounting errors in future periods.

In July 2006, the FASB issued FASB Interpretation 48, “Accounting for Income Tax Uncertainties” which defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. Interpretation No. 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of Interpretation No. 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is in the process of determining the impact, if any, that the adoption of Interpretation No. 48 will have on its consolidated financial position and results of operations.

In September 2006, the FASB released SFAS No. 157, “Fair Value Measurements”, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

measurements. The standard also responds to investors’ requests for more information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for financial years beginning after November 15, 2007, and interim periods within those financial years. SFAS No. 157 is effective for the Company for financial years beginning after October 1, 2008, and interim periods within those financial years. The Company is in the process of evaluating the impact that the adoption of SFAS No. 157 will have on its consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization (“Recognition Provision”). SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions (“Measurement Date Provision”). The Company currently measures the funded status of its plan annually on June 30. The Recognition Provision of SFAS No. 158 is effective for the Company as of the end of the fiscal year ending September 30, 2007, and the Measurement Date Provision is effective for the Company as of the end of the fiscal year ending September 30, 2009. The Company does not expect the change in the annual measurement date to September 30 to have a significant impact on its results of operations or financial position. As of September 30, 2006 the application of the Recognition Provision of SFAS No. 158 would have resulted in an increase in other long-term liabilities of €7, an increase in non-current deferred tax assets of €3 and an increase in accumulated other comprehensive loss of €4.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the year of adoption. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006, with earlier adoption encouraged. The Company does not expect that the adoption of SAB No. 108 will have a significant impact on its consolidated financial position and results of operations.

3.	Acquisitions

During December 2004, Saifun Semiconductors Ltd. (“Saifun”) and the Company modified their existing flash cooperation agreement. As a consequence, the Company consummated the acquisition of Saifun’s remaining 30% share in the Infineon Technologies Flash joint venture in January 2005 and was granted a license for the use of Saifun NROM® technologies, in exchange for $95 million (subsequently reduced to $48 million) to be paid in quarterly installments over 10 years and additional purchase consideration primarily in the form of net liabilities assumed aggregating to €7 (see note 17). The assets acquired and liabilities assumed were recorded in the accompanying combined and consolidated balance sheet based upon their estimated fair values as of the date of the acquisition (see note 21). The excess of the purchase price over the estimated fair values of the underlying assets

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

acquired and liabilities assumed amounted to €7 and was allocated to goodwill. The Company has sole ownership and responsibility for the business and started to account for its entire financial results in the three months ended March 31, 2005. In light of the weak market conditions for commodity NAND Flash memories in the three months ended September 30, 2006, Qimonda decided to ramp down its Flash production and stop the current development of NAND-compatible flash memory products based on Saifun’s proprietary NROM® technology. Qimonda and Saifun amended the above license agreement to terminate the payment of quarterly installments as of December 31, 2006. As a result of the above, Qimonda reduced payables, goodwill and other intangible assets, and recognized an impairment charge of €9 (see note 7) related to the license (€7) and fixed assets (€2) that were not considered to be recoverable as of September 30, 2006.

The Company had no acquisitions during the year ended September 30, 2006. The following table summarizes the net assets acquired as a result of the Company’s acquisition during the year ended September 30, 2005:

2005

Acquisition Date	January 2005
Cash	1
Other current assets	16
Property, plant and equipment	4
Intangible assets — core technology	58
Goodwill	7
Other non-current assets	3

Total assets acquired	89

Current liabilities	(45)
Non-current liabilities (including debt)	(2)

Total liabilities assumed	(47)

Net assets acquired	42

Cash paid (Purchase consideration)	—

The above acquisition has been accounted for by the purchase method of accounting and, accordingly, the combined and consolidated statements of operations include the results of the acquired company from its acquisition date. For each significant acquisition the Company engages an independent third party to assist in the valuation of net assets acquired. Pro forma financial information relating to this acquisition is not material either individually or in the aggregate to the results of operations and financial position of the Company and has been omitted.

4.	Divestitures

Effective October 1, 2004 Infineon transferred the 200mm front-end manufacturing facility located in Dresden, Germany (“DD200”) from the Memory Products business to the Logic business of Infineon, since the facility would be used to manufacture logic products in the future. Accordingly, the Infineon Logic business took over the management responsibility for this operation from the transfer date.

Through September 30, 2004 the DD200 balance sheet and income statement is included in the Company’s historical combined financial statements because the business was owned and operated as part of the Memory Products business. Since the transfer was between entities under common control, the transfer was effected at historical book value as a non-cash reduction of business equity (note 26).

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Until the facility is fully converted to logic production, the Company is charged for the capacity utilized to manufacture the products it purchases from Infineon. In April 2006, the Company entered into a product purchase agreement with Infineon through the end of the 2007 financial year related to the DD200 facility based on Infineon’s cost plus a margin. Qimonda is currently in negotiations with Infineon regarding the Company’s use or acquisition, after September 30, 2007, of capacity at Infineon’s 200mm manufacturing facility in Dresden. Infineon and the Company have agreed in principle that they will share equally any potential restructuring costs arising in connection with one module. Restructuring cost will depend on the extent of our capacity usage after September 30, 2007.

The following table summarizes the results of the transferred DD200 facility for the year ended September 30, 2004:

2004

Sales
Third parties	1
Related parties	83

Net sales	84

Loss before tax	(5)
Income tax benefit	—

Net loss	(5)

Effective October 1, 2005 Infineon transferred the development facility Infineon Technologies MP Development Center France S.A.S, France located in Corbeil Essonnes, France (“IFMDF”) from the Memory Products business to the Logic business of Infineon, due to the revised scope of its future development activities. Accordingly, the Infineon Logic business took over the management responsibility for this operation from the transfer date. Through September 30, 2005 the IFMDF balance sheet and income statement is included in the Company’s historical combined financial statements because the business was owned and operated as part of the Memory Products business. The results of the transferred facility’s operations during the year ended September 30, 2005 are not material. The net book value of €10 was reflected as a non-cash reduction to business/shareholders’ equity as of October 1, 2005. (note 26).

5.	License Income

During the years ended September 30, 2004, 2005 and 2006, the Company recognized revenues related to license and technology transfer fees of €61, €160 and €7, respectively, which are included in net sales in the accompanying statements of operations. Included in these amounts are previously deferred license fees of €48, €33 and €2, which were recognized as revenue pursuant to SAB 104, for the years ended September 30, 2004, 2005 and 2006, respectively, since the Company had fulfilled all of its obligations and all such amounts were realized.

On November 10, 2004, the Company and ProMOS Technologies Inc. (“ProMOS”) reached an agreement regarding ProMOS’ license of the Company’s previously transferred technologies, pursuant to which ProMOS may continue to produce and sell products using those technologies and to develop its own processes and products. The Company has no continuing future involvement with the licensing of these products to ProMOS. As full consideration, ProMOS agreed to pay the Company $156 million in four installments through April 30, 2006, against which the Company’s accrued payable for DRAM products from ProMOS of $36 million was offset. The parties agreed to withdraw their respective claims, including arbitration. The present value of the settlement amounted to €118 and was recognized as license income during the first quarter of the 2005 financial year.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

In connection with its joint technology development with Nanya Technology Corporation (“Nanya”), in 2003, the Company granted Nanya a license to use its 110nm technology in Nanya’s existing operations. In September 29, 2005, the Company and Nanya signed an agreement to expand their development cooperation with respect to the joint development of advanced 58nm production technologies for 300mm wafers (see note 16). License income related to the technology is recognized over the estimated life of the technology.

In connection with the extension of a capacity reservation agreement with Winbond Electronics Corp., Hsinchu, Taiwan (“Winbond”) in August 2004, the Company granted Winbond a license to use its 110nm technology in Winbond’s production process for the manufacturing of products for the Company. On August 29, 2006, the Company signed agreements with Winbond to expand their existing cooperation and capacity reservation. Under the terms of the agreements, the Company will transfer its 80nm DRAM trench technology to Winbond’s 300mm-wafer facility. In return, Winbond will manufacture DRAMs for computing applications using this technology exclusively for the Company. The license income was deferred and is being recognized over the life of the capacity reservation agreements.

6.	Grants

The Company has received economic development funding from various governmental entities, including grants for the construction of manufacturing facilities, as well as grants to subsidize research and development activities and employee training. Grants and subsidies included in the accompanying combined and consolidated financial statements during the years ended September 30, 2004, 2005 and 2006, are as follows:

	2004	2005	2006

Included in the combined and consolidated statements of operations:
Research and development	25	16	17
Cost of sales	86	94	95

	111	110	112

Construction grants deducted from the cost of fixed assets (note 26)	49	—	49
Deferred government grants at September 30 (notes 20 and 22)		208	179
Grants receivable at September 30 (note 14 and 17)		78	118

7.	Other Operating Expense, net

Other operating expense, net for the years ended September 30, 2004, 2005 and 2006, is as follows:

	2004	2005	2006

Litigation settlement charges (note 31)	194	20	54
Impairment charges (note 3)	—	—	9
Other, net	—	(7)	(3)

	194	13	60

Litigation settlement charges refer to the settlement of an antitrust investigation by the U.S. Department of Justice and related settlements with customers (see note 19), as well as, during the year ended September 30, 2006, the settlement of the Tessera litigation (see note 17).

8.	Restructuring

In 2004, Infineon announced restructuring measures aimed at reducing costs. As part of the restructuring, the Memory Products business terminated 31 employees, primarily as a result of relocating the Company’s Maskhouse

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

operations from Munich to Dresden. This plan was completed in the 2005 financial year although lease termination costs related to the U.S. operations remained accrued at September 30, 2005 and were settled during the year ended September 30, 2006.

During the years ended September 30, 2004, 2005 and 2006, charges of €2, €1 and €0, respectively, were recognized as a result of these restructuring initiatives. As of September 30, 2005 and 2006, restructuring liabilities were €2 and €0, respectively (see note 20).

9.	Income Taxes

Income before income taxes and minority interests is attributable to the following geographic locations for the years ended September 30, 2004, 2005 and 2006:

	2004	2005	2006

Germany	76	41	22
Foreign	39	61	172

Total	115	102	194

Income tax expense (benefit) for the years ended September 30, 2004, 2005 and 2006 is as follows:

	2004	2005	2006

Current taxes:
Germany	42	27	63
Foreign	35	6	28

	77	33	91

Deferred taxes:
Germany	171	46	21
Foreign	(37)	7	2

	134	53	23

Income tax expense	211	86	114

The Company’s statutory tax rate in Germany is 25%. Additionally, a solidarity surcharge of 5.5% and trade tax of 13% is levied, for a combined statutory tax rate of 39%.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

A reconciliation of income taxes for the years ended September 30, 2004, 2005 and 2006, determined using the German corporate tax rate plus trade taxes, net of federal benefit, for a combined statutory rate of 39% for 2004, 2005 and 2006 is as follows:

	2004	2005	2006

Expected expense for income taxes	44	40	75
Decrease (increase) in available tax credits	(5)	11	2
Non-taxable investment (income) loss	6	(21)	(50)
Foreign tax rate differential	(13)	(8)	(38)
Non deductible expenses and other provisions	51	3	5
Increase in valuation allowance	27	14	11
Losses not available to Qimonda due to Formation	98	43	114
Other	3	4	(5)

Actual expense for income taxes	211	86	114

The current tax expense resulting from the Formation was €6 for the year ended September 30, 2006. The deferred tax expense for the year ended September 30, 2006 resulting from the Formation was €13 due to reduced deferred tax benefits available to the Company and €101 due to net operating losses which are to be utilized by Infineon.

The Company has set up operations in a jurisdiction which grants a tax holiday from the 2005 financial year onwards, which has a remaining term of three years. Compared to ordinary taxation in the country of residence this results in tax savings of €0 and €16 for the years ending September 30, 2005 and 2006, respectively, which are reflected in the foreign tax rate differential.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Deferred income tax assets and liabilities as of September 30, 2005 and 2006 relate to the following:

	2005	2006

Deferred tax assets:
Intangible assets	23	79
Property, plant and equipment	45	71
Other	16	7
Trade accounts receivable	10	16
Accrued liabilities	16	31
Liabilities	14	15
Deferred income	69	65
Net operating loss and tax credit carry-forwards	87	32

Gross deferred tax assets	280	316
Valuation allowance	(59)	(70)

Deferred tax assets	221	246

Deferred tax liabilities:
Property, plant and equipment	(27)	(44)
Investments	—	(3)
Inventories	(2)	(3)
Trade accounts receivable	(6)	(12)
Accrued liabilities	(12)	(15)
Liabilities	(3)	(14)
Other items	(6)	(2)

Deferred tax liabilities	(56)	(93)

Deferred tax assets, net	165	153

Net deferred income tax assets and liabilities are presented in the accompanying combined and consolidated balance sheets as of September 30, 2005 and 2006 as follows:

	2005	2006

Deferred tax assets:
Current	49	47
Non-current	125	160
Deferred tax liabilities:
Current	—	(18)
Non-current	(9)	(36)

Deferred tax assets, net	165	153

Information regarding net tax loss carry-forwards that will be retained by Infineon and not transferred to the Company at Formation has not been provided as the Company does not believe that such information is meaningful. Pursuant to the terms of the contribution agreement between the Company and Infineon, substantially all net operating losses generated and not utilized by the Company have been transferred to and retained by Infineon. As such, net deferred tax assets, reflecting valuation allowances calculated on a separate return basis by the Company

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

for losses it could not utilize, of €59, €6 and €0 for the years ended September 30, 2004, 2005 and 2006, respectively, have been accounted for as equity transactions with Infineon.

As of September 30, 2005 and 2006, the Company had tax-effected credit carry-forwards of €28 and €32, respectively, that will be retained by the Company. Such tax credit-carry-forwards are generally limited to be used by the particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for on the flow-through method when the individual entity is entitled to the claim.

Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other factors, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. The assessment was based on the benefits that could be realized from available tax strategies, forecasted future taxable income and the reversal of temporary differences in future periods. As a result of this assessment, the Company has increased its deferred tax asset valuation allowance in those tax jurisdictions as of September 30, 2005 and 2006 to reduce the deferred tax asset to an amount that is more likely than not expected to be realized in future.

Included in the valuation allowance for the years ended September 30, 2005 and 2006 is an amount of €9 and €0, respectively, which will be utilized against goodwill and other intangible assets in the event of a future recovery of fully provided tax assets from acquisitions.

The changes in valuation allowance for deferred tax assets during the years ended September 30, 2005 and 2006 were as follows:

	2005	2006

Balance, beginning of the year	45	59
Applicable to continuing operations	14	11

Balance, end of the year	59	70

The Company did not provide for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries as of September 30, 2005 and 2006, because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

The income tax (benefit) expense for the years ended September 30, 2004, 2005 and 2006 was allocated to continuing operations and accumulated other comprehensive income. The aggregate amounts allocated to equity, for unrealized gains (losses) on securities and minimum pension liabilities, were €0, €1 and €1 for the years ended September 30, 2004, 2005 and 2006, respectively.

10.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year.

In connection with the Formation, the ordinary shares outstanding were increased to 300,000,000 owned by Infineon (see note 23). Accordingly, all applicable references to the number of ordinary shares and per share information for periods prior to the Formation have been restated to reflect the 300,000,000 ordinary shares outstanding. On August 9, 2006 the Company completed its IPO on the New York Stock Exchange through the issuance of 42 million ordinary shares, which are traded as American Depositary Shares (ADSs).

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

The Company did not have any potentially dilutive instruments outstanding for the years ended September 30, 2004, 2005 and 2006 (see note 24).

The computation of basic and diluted EPS for the years ended September 30, 2004, 2005 and 2006 is as follows:

	2004	2005	2006

Numerator —
Income (loss) available to ordinary shareholders	(79)	18	74
Denominator —
Weighted-average shares outstanding	300,000,000	300,000,000	305,983,562

Earnings (loss) per share (in euro):
Basic and diluted	(0.26)	0.06	0.24

11.	Marketable Securities

Marketable securities at September 30, 2005 and 2006 consist of the following:

	2005				2006
		Fair	Unrealized	Unrealized		Fair	Unrealized	Unrealized
	Cost	Value	Gain	Loss	Cost	Value	Gain	Loss

Foreign government securities	—	—	—	—	1	1	—	—
Debt securities	—	—	—	—	2	3	1

Total debt securities	—	—	—	—	3	4	1	—
Equity securities	1	1	—	—	—	—	—	—
Fixed Term deposits	—	—	—	—	139	138	—	(1)

Total marketable securities	1	1	—	—	142	142	1	(1)

Reflected as follows Current assets	—	—	—	—	139	138	—	(1)
Non-current assets (note 17)	1	1	—	—	3	4	1	—

Total marketable securities	1	1	—	—	142	142	1	(1)

Unrealized losses as of September 30, 2006 related to securities held for less than 12 months.

Realized gains (losses), net are reflected as other non-operating income (expense), net and were as follows for the years ended September 30:

	2004	2005	2006

Realized gains	4	—	—
Realized losses	(1)	—	—

Realized gains, net	3	—	—

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

12.	Trade Accounts Receivable, net

Trade accounts receivable at September 30, 2005 and 2006 consist of the following:

	2005	2006

Third party — trade	445	764
Infineon group — trade (note 27)	8	61
Associated and Related Companies — trade (note 27)	4	—
Siemens group — trade (note 27)	1	—

Trade accounts receivable, gross	458	825
Allowance for doubtful accounts	(19)	(22)

Trade accounts receivable, net	439	803

Activity in the allowance for doubtful accounts for the years ended September 30, 2005 and 2006 is as follows:

	2005	2006

Allowance for doubtful accounts, beginning of year	15	19
Provision for bad debt, net of recoveries	4	3

Allowance for doubtful accounts, end of year	19	22

13.	Inventories

Inventories at September 30, 2005 and 2006 consist of the following:

	2005	2006

Raw materials and supplies	31	54
Work-in-process	261	432
Finished goods	192	136

Total inventories	484	622

14.	Other Current Assets

Other current assets at September 30, 2005 and 2006 consist of the following:

	2005	2006

Grants receivable	78	105
VAT and other tax receivables	34	97
Third party — financial and other receivables	35	24
License fees receivable	19	14
Prepaid expenses	10	14
Financial instruments (note 29)	7	6
Employee receivables (note 27)	3	2
Associated and Related Companies — financial and other receivables (note 27)	1	—
Other	11	3

Total other current assets	198	265

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

15.	Property, Plant and Equipment, net

A summary of activity for property, plant and equipment for the year ended September 30, 2006 is as follows:

		Technical	Other Plant
	Land and	Equipment	and Office	Construction
	Buildings	and Machinery	Equipment	in Progress	Total

Cost
September 30, 2005	820	3,389	766	91	5,066
Additions	1	217	32	352	602
Impairment charges (note 7)	—	(2)	—	—	(2)
Disposals	—	(53)	(32)	(2)	(87)
Reclassifications	7	338	9	(354)	—
Transfers from (to) Infineon, net	1	(11)	52	(3)	39
Foreign currency effects	(24)	(83)	(6)	(2)	(115)

September 30, 2006	805	3,795	821	82	5,503

Accumulated depreciation
September 30, 2005	(209)	(2,003)	(638)	—	(2,850)
Depreciation	(70)	(540)	(81)	—	(691)
Disposals	—	53	30	—	83
Reclassifications	—	(1)	1	—	—
Transfers to (from) Infineon, net	—	11	(35)	—	(24)
Foreign currency effects	5	50	4	—	59

September 30, 2006	(274)	(2,430)	(719)	—	(3,423)

Book value
September 30, 2005	611	1,386	128	91	2,216

Book value
September 30, 2006	531	1,365	102	82	2,080

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

16.	Long-term Investments

A summary of activity for long-term investments for the year ended September 30, 2005 and 2006, respectively is as follows:

	Investment in	Investment in
	Associated	Related
	Companies	Companies	Total

Balance at October 1, 2004	381	16	397
Additions	83	—	83
Disposals	—	(15)	(15)
Dividend payments	(1)	—	(1)
Capitalized interest amortization	(1)	—	(1)
Impairments	(6)	—	(6)
Equity in earnings	45	—	45
Reclassification	2	—	2
Foreign currency effects	40	—	40

Balance at September 30, 2005	543	1	544
Additions	3	—	3
Dividends received	(29)	—	(29)
Capitalized interest amortization	(1)	—	(1)
Equity in earnings of associated companies	80	—	80
Gain on associated company share issuance	72	—	72
Reclassification	9	—	9
Foreign currency effects	(42)	—	(42)

Balance at September 30, 2006	635	1	636

Investments in Related Companies principally relate to investment activities aimed at strengthening the Company’s future intellectual property potential.

The following Associated Companies as of September 30, 2006 are accounted for using the equity method of accounting due to the lack of unilateral control (see note 2):

Direct and
Indirect
Name of the Associated Company	Ownership

Hwa-Keng Investment Inc., Taipei, Taiwan (“Hwa-Keng”)	50.0%
Inotera Memories Inc., Taoyuan, Taiwan (“Inotera”)	36.0%
Advanced Mask Technology Center GmbH & Co. KG, Dresden, Germany (“AMTC”)	33.3%
Maskhouse Building Administration GmbH & Co. KG, Dresden, Germany (“BAC”)	33.3%
Ramtron International Corp., Colorado, USA (“Ramtron”)	18.0%

On November 13, 2002, the Company entered into agreements with Nanya relating to a strategic cooperation in the development of DRAM products and the foundation of a joint venture called Inotera Memories Inc., a 300mm manufacturing facility in Taiwan to employ production technology developed under the Companies’ joint development agreements with Nanya. Pursuant to the agreements, the Company and Nanya developed advanced 90nm and 75nm technology. On September 29, 2005, the Company and Nanya signed an agreement to expand their development cooperation with respect to the joint development of advanced 58nm production technologies for

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

300mm wafers. The cooperation is expected to help each partner expand its position in the DRAM market while sharing development costs two-thirds by the Company and one-third by Nanya. The 2002 and 2005 cooperative agreements will remain in force until the product and process technologies developed pursuant to the agreements have achieved required qualifications.

During the year ended September 30, 2004 Inotera completed the construction and started mass production in its first manufacturing module. The final stage of the capacity was completed during the year ended September 30, 2006. In May 2005 the groundbreaking for the second manufacturing module took place. The capacity expansion for the second manufacturing module is expected to take place through the 2007 calendar year. The second module is financed by Inotera. The joint venture partners are obliged to each purchase one-half of Inotera’s production based, in part, on market prices.

The November 2002 agreement, as amended, entitles Nanya to receive from the Company or its then-existing foundry partners 60% of that amount of its foundry capacity that is in excess of the foundry capacity the Company receives as of December 2006.

Nanya may also receive 50% of the Company’s foundry capacity for which it contracts after March 1, 2006 with new foundry partners. The Company’s obligation to provide foundry capacity is capped at one third of its total 90nm foundry capacity. In combination, the 2002 and 2005 agreements also entitle Nanya to receive from the Company or its foundry partners one third of its 75nm foundry capacity and one third of its 58nm foundry capacity. As of September 30, 2006 the Company has not contracted for foundry capacity that would require it to cede capacity to Nanya under these agreements. The Company does not expect that any foundry capacity that it may be required to provide to Nanya will have a material adverse effect on its business, financial condition or results of operations.

In connection with the Formation, Infineon and Qimonda entered into a trust agreement under which Infineon holds the Inotera shares in trust for the Company until the shares can be transferred. This trust agreement provides for Infineon to transfer the shares to the Company as and when the transfer restrictions expire or the Company receives the exemption from the lock-up (see note 33).

If Infineon were to reduce its shareholding in the Company to a minority level before the earlier of the fifth anniversary of its Formation from Infineon and the achievement of early mass production using 58nm process technology at its manufacturing site in Dresden, the joint venture agreement with Nanya, as amended, could require Qimonda to transfer these Inotera shares to Infineon. The Company agreed with Infineon that, in this event, it would retransfer the Inotera shares back to the trust. The trust agreement provides for Infineon to again hold the Inotera shares in trust for Qimonda until they could be retransferred back to the Company.

On March 17, 2006 Inotera successfully completed an initial public offering (“IPO”) on the Taiwanese stock exchange of 200 million ordinary shares, representing 7.97% of its outstanding share capital before IPO, for an issuance price of NT$33 per ordinary share. As a result, the Company’s ownership interest was diluted to 41.4% while its proportional share of Inotera’s equity increased by approximately €30, which gain the Company recognized as part of non-operating income during the year ended September 30, 2006.

On May 10, 2006, Inotera successfully completed a public offering on the Luxembourg Stock Exchange of 40 million global depositary shares (representing 400,000,000 common shares) which are traded on the Euro MTF market and represent 14.8% of its outstanding share capital before the offering, for an issuance price of NT$33 per ordinary share. As a result, the Company’s ownership interest was diluted to 36.0% while its proportional share of Inotera’s equity increased by €42, which gain the Company reflected as part of non-operating income during the year ended September 30, 2006.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

On May 16, 2002, Infineon entered into the AMTC and BAC joint venture with its partners Advanced Micro Devices, Inc., USA (“AMD”), and Toppan Photomasks, Inc., USA (formerly DuPont Photomasks Inc.) (“Toppan”), with the purpose of developing and manufacturing advanced photomasks.

The Company also maintains equity investments in BAC, a German company that owns the premises used by AMTC and Toppan Photomasks Germany. The purpose of BAC is acquisition, administration, and letting of real estate and corresponding facilities for the production of photo masks.

The limited partnership agreement relating to AMTC and BAC requires prior written consent from the other partners before Infineon can assign its partnership interest. In the case of a transfer to an affiliate, such as Qimonda, the consent may not be unreasonably withheld, but the interest must be transferred back to Infineon should Infineon cease to be the majority shareholder. Infineon is currently in the process of negotiating with AMD and Toppan with the goal of reaching an agreement that would allow the Company to retain the interest even if Infineon ceases to be the majority shareholder.

Hwa-Keng, a Taiwanese company was formed for the purpose of facilitating the distribution of Inotera shares to Inotera’s employees. As a result of the Inotera IPO, Hwa-Keng’s business purpose has been fulfilled and therefore is in the process of being dissolved. The dissolution is not expected to have any financial impact for the Company.

Ramtron develops specialty semiconductor memory products, and is based in Colorado Springs, Colorado. Since the acquisition in 2001 the investment in Ramtron has been accounted for under the equity method of accounting. The Company has two representatives on the board of directors of Ramtron and the ability to exercise significant influence over operating and financial policies of Ramtron (see note 33).

The Company recognized impairment charges related to certain investments for which the carrying value exceeded the fair value on an other-than-temporary basis, of €7, €6 and €0 for the years ended September 30, 2004, 2005 and 2006, respectively, which are reflected as other non-operating expense.

Goodwill of €0 and €2 is included in the amount of long-term investments at September 30, 2005 and 2006, respectively.

For the Associated Companies as of September 30, 2006, the aggregate summarized financial information for the years ended September 30, 2004, 2005 and 2006, respectively, is as follows:

	2004	2005	2006

Sales	54	475	909
Gross (loss) profit	(6)	154	320
Net (loss) income	(45)	90	224

	2004	2005	2006

Current assets	227	525	1,123
Non-current assets	1,012	1,923	1,823
Current liabilities	(205)	(329)	(518)
Non-current liabilities	(328)	(898)	(645)

Shareholders’ equity	706	1,221	1,783

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

17.	Other Assets

Other non-current assets at September 30, 2005 and 2006 consist of the following:

	2005	2006

Intangible assets, net	157	143
Employee deferred compensation asset (note 27)	10	5
Prepaid expenses	4	1
Marketable securities (note 11)	1	4
Grants receivable	—	13
License fees receivable	—	11
Other	2	1

Total	174	178

A summary of activity for intangible assets for the years ended September 30, 2005 and 2006 is as follows:

		Other
	Goodwill	Intangibles	Total

Cost
September 30, 2004	93	12	105
Additions	—	41	41
Disposals	—	(34)	(34)
Acquisitions (note 3)	7	58	65
Foreign currency effects	1	—	1

September 30, 2005	101	77	178
Additions	—	45	45
Impairment charges (note 7)	—	(7)	(7)
Disposals and reductions	(11)	(26)	(37)
Foreign currency effects	(6)	—	(6)

September 30, 2006	84	89	173

Accumulated amortization
September 30, 2004	(13)	(6)	(19)
Amortization	—	(5)	(5)
Disposals	—	3	3

September 30, 2005	(13)	(8)	(21)
Amortization	—	(12)	(12)
Disposals and reductions	—	5	5
Foreign currency effects	1	(3)	(2)

September 30, 2006	(12)	(18)	(30)

Intangible assets, net as of September 30, 2005	88	69	157

Intangible assets, net as of September 30, 2006	72	71	143

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

The estimated aggregate amortization expense relating to other intangible assets for each of the five succeeding financial years is as follows: 2007 €15; 2008 €12; 2009 €9; 2010 €9; 2011 €9.

In connection with the acquisition of Saifun’s remaining 30% share in Infineon Technologies Flash during January 2005, the Company was granted a license for the use of Saifun NROM® technologies (see note 3). During the three months ended March 31, 2005 the Company recorded the license of €58 and a corresponding liability in the amount of €58, representing the estimated fair value of the license and minimum future license payments, respectively. The Company retained the option to terminate the entire license, or parts thereof, at any time without penalty. During the three months ended June 30, 2005, the Company exercised its termination option and cancelled the portion of the license encompassing NROM® Code Flash products. As a result of the partial termination, the license asset and related liability were reduced to €28 as of September 30, 2005. Effective September 30, 2006, the Company and Saifun amended its license agreement (see note 3). As a result of the amendment, the Company reduced payables, goodwill and other intangible assets, and recognized an impairment charge of €9 (see note 7) related to the license (€7) and fixed assets (€2) that were not considered to be recoverable as of September 30, 2006.

On March 18, 2005, the Company and Rambus reached an agreement settling all claims between them and licensing the Rambus patent portfolio for use in current and future Company products. Rambus granted to the Company a worldwide license to existing and future Rambus patents and patent applications for use in the Company’s memory products. In exchange for this worldwide license, the Company agreed to pay $50 million in quarterly installments of $6 million between November 15, 2005 and November 15, 2007. As of March 31, 2005 the Company recorded a license and corresponding liability in the amount of €37, representing the estimated present value of the minimum future license payments. After November 15, 2007, and only if Rambus enters into additional specified licensing agreements with certain other DRAM manufacturers, the Company would make additional quarterly payments which may accumulate up to a maximum of an additional $100 million. Because Rambus’ ability to conclude the agreements is not within the Company’s control, the Company is not able to estimate whether additional payment obligations may arise. The agreement also provides the Company an option for acquiring certain other licenses. All licenses provide for the Company to be treated as a “most-favored customer” of Rambus. The Company simultaneously granted to Rambus a fully-paid perpetual license for memory interfaces. In addition to the licenses, the two companies agreed to the immediate dismissal of all pending litigation and released each other from all existing legal claims. The license of €37 is being amortized over the expected useful life of the related technologies of ten years.

In June 2006, the Company and Infineon reached an agreement with MOSAID Technologies Inc. (“MOSAID”) settling all claims between them and licensing the MOSAID patent portfolio for use in current and future Company products. MOSAID granted to Infineon a six year license to use any MOSAID patents in the manufacturing and sale of semiconductor products, as well as a “lives of the patents” license to certain MOSAID patent families. In exchange for these licenses, the Company agreed to make license payments commencing on July 1, 2006 over a six-year term. The license of €32 is being amortized over the expected useful life of the related technologies of six years.

On August 1, 2006, Infineon and the Company entered into settlement agreements with Tessera Inc. in respect of all of Tessera’s patent infringement and antitrust claim and all counterclaims and other claims Infineon and the Company raised against Tessera. As part of the settlement, Infineon and the Company entered into license agreements with Tessera, effective July 1, 2006, that provide the Infineon and the Company world-wide, nonexclusive, non-transferable and non-sublicensable license to use a portfolio of Tessera patents relating to packaging for integrated circuits in Infineon’s and the Company’s production. The license agreements have a six-year term and can be extended. Under the license agreement, the Company agreed to pay Tessera an initial upfront fee and additional royalty payments over a six year period based on the volume of components it sells that are subject to the license. The Company recognized the litigation settlement portion of €31 as other operating expense

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

(see note 7) during the year ended September 30, 2006. The remaining license portion is amortized over the term of the agreement and the royalty payments are recognized as the related sales are made.

18.	Trade Accounts Payable

Trade accounts payable at September 30, 2005 and 2006 consist of the following:

	2005	2006

Third party — trade	422	565
Infineon group — trade (note 27)	31	71
Associated and Related Companies — trade (note 27)	64	76
Siemens group — trade (note 27)	2	—

Total	519	712

19.	Accrued Liabilities

Accrued liabilities at September 30, 2005 and 2006 consist of the following:

	2005	2006

Personnel costs	69	95
Settlement for antitrust related matters (note 31)	31	53
Warranties and licenses	3	2
Other	19	10

Total	122	160

On September 15, 2004 the Company entered into a plea agreement with the United States Department of Justice in connection with its antitrust investigation (see note 31) and agreed to pay a fine aggregating $160 million over a five-year period. The amount due within one year as of the balance sheet date is included in accrued and other current liabilities (see note 20), and the remaining long-term portion is reflected as other non-current liabilities (see note 22). As a result of this agreement and other anti-trust related investigations and customer settlements (see note 31), the Company charged other operating expenses with an aggregate of €194, €20 and €23 during the years ended September 30, 2004, 2005 and 2006, respectively (see note 7).

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

20.	Other Current Liabilities

Other current liabilities at September 30, 2005 and 2006 consist of the following:

	2005	2006

Deferred government grants (note 6)	70	74
VAT and other taxes payable	33	72
Payroll obligations to employees	31	31
Settlement for anti-trust related matters — payable to Infineon (notes 19 and 31)	31	24
Other deferred income	13	20
Licenses payable	9	13
Infineon group — financial and other (note 27)	6	9
Financial instruments (note 29)	4	2
Restructuring (note 8)	2	—
Other	1	—

Total	200	245

21.	Debt

Debt at September 30, 2005 and 2006 consists of the following:

	2005	2006

Short-term debt:
Loans from Infineon, weighted average interest rate 6.23%	524	344

Long-term debt:
Unsecured term loan payable to bank, rate 3.75%, due 2013	80	124
Notes payable to governmental entity, rate 4.55%, due 2027	28	27

Total long-term debt	108	151

Short-term loans consist of U.S. dollar denominated borrowings from Infineon, with maturities in July and August 2007 as of September 30, 2006, under the terms of a Master Loan Agreement with Infineon. In this agreement, the Company agreed not to draw further amounts and to repay all outstanding amounts, including any mutually agreed extensions not later than two years after the date of the IPO. An amount of €107 was repaid during the three months ended September 30, 2006.

A €124 non-recourse project financing facility for the expansion of the Porto, Portugal manufacturing facility was fully drawn as of September 30, 2006.

As of September 30, 2006 a €27 million note payable to a government entity in connection with the Richmond, Virginia plant had been fully drawn.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Aggregate amounts of debt maturing subsequent to September 30, 2006 are as follows:

Year Ending September 30,	Amount

2007	344
2008	21
2009	21
2010	21
2011	21
Thereafter	67

Total debt	495

In August 2006, the Company entered into a multicurrency revolving loan facility in an aggregate principal amount of €250 million. The facility matures three years from the date of the Company’s initial public offering, and may be extended for one additional year at the option of the lenders at the end of the facility’s first year of operation. The Company entered into this facility primarily as a source of backup liquidity. Loans made under the facility, which may be used for working capital requirements and/or general corporate purposes, may have various maturities, ranging from one to twelve months, or longer as agreed by the parties. The facility contains several covenants, agreements and financial ratios customary for such transactions including negative pledge, limitation on indebtedness, restriction on asset dispositions; limitations on mergers and reorganizations, required maintenance of minimum liquidity levels and financial ratios; and limitation on dividend payments. The Company was in compliance with these covenants as of September 30, 2006.

Funds drawn under the facility shall not be used to repay indebtedness to Infineon and the agreement contains restrictions on the Company’s ability to repay indebtedness to Infineon other than from capital market issuances, unless the Company’s liquidity exceeds certain levels. The facility is subject to a provision permitting lenders to terminate their advances if a person or group of persons, acting in concert, other than Infineon, gains either 35 percent of the Company’s voting power or other indices of control or share ownership exceeding 35 percent of the Company’s issued share capital. As of September 30, 2006, no amounts were outstanding under this facility.

The Company can also draw, for short term purposes, on the working capital lines it maintains in several locations in an aggregate amount of €177 million; there were no amounts outstanding under these facilities as of September 30, 2006.

22.	Other Liabilities

Other non-current liabilities at September 30, 2005 and 2006 consist of the following:

	2005	2006

Deferred government grants (note 6)	138	105
Minority interest	81	79
Settlement for antitrust related matters — payable to Infineon (notes 19 and 31)	88	64
Pension liabilities (note 28)	29	26
Licenses payable	48	37
Deferred income	22	9
Other	6	4

Total	412	324

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

On July 28, 2003, the Company entered into a joint venture agreement with China-Singapore Suzhou Industrial Park Venture Company (“CSVC”) for the construction of a back-end manufacturing facility in the People’s Republic of China. The capital invested by CSVC earns an annual return and has a liquidation preference. All accumulated earnings and dividend rights accrue to the benefit of the Company. Accordingly, the Company has consolidated 100% of the results of operations of the joint venture from inception, although the capital invested and annual return of the minority investor is reflected as minority interest.

23.	Ordinary Share Capital

On April 25, 2006 the initial 50,000 registered shares of euro 1.00 notional value were combined to 25,000 registered shares of €2.00 notional value.

Pursuant to the contribution agreement, in exchange for the Infineon contributions as part of the Formation, the Company issued 132,288,975 ordinary registered shares to Infineon, which increased the Company’s share capital from €0.05 to €264.6 on April 25, 2006 (Capital Increase I), and 167,686,025 ordinary registered shares to Infineon Technologies Holding B.V., which increased the Company’s share capital from €264.6 to €600 (Capital Increase II).

On July 27, 2006, the Company’s shareholders resolved to increase the share capital to €684 against cash contributions through the issuance of 42,000,000 ordinary registered shares, that exclude subscription rights of existing shareholders, and became effective on August 8, 2006 (Capital Increase III).

As of September 30, 2006 the Company had a total of 342,000,000 no-par value ordinary registered shares (Namensaktien) shares of €2.00 notional value per share outstanding.

Authorized and Conditional Share Capital

Under the German Stock Corporation Act (Aktiengesetz), a stock corporation’s shareholder can authorize the management board to issue shares in a specified aggregate nominal amount up to 50% of the issued share capital at the time the resolution is passed. The shareholders’ authorization may extend for a period of no more than five years.

On July 14, 2006, the Company’s shareholders resolved to amend the Company’s Articles of Association to authorize the Management Board to increase the share capital with the Supervisory Board’s consent. The Management Board may use this authorization until July 13, 2011 to increase the share capital by up to €30 through the issuance, in one or more tranches, of new ordinary registered shares with no par value, that exclude subscription rights of existing shareholders, in exchange for cash contributions for the purpose of issuing shares to the Company’s and the subsidiaries’ employees.

In addition on July 27, 2006, the Company’s shareholders resolved to amend the Company’s Articles of Association to authorize the Management Board to increase the share capital with the Supervisory Board’s consent against contributions in cash or in kind. The Management Board may use these authorizations until July 26, 2011 to issue new shares in one or more tranches for any legal purpose in an aggregate amount of up to €239.4 million in which case existing shareholders have pre-emptive rights, which may be excluded in specified circumstances.

During the Company’s extraordinary shareholders’ meeting on July 14, 2006, its shareholders passed the following resolutions with regard to conditional capital:

• First, the Company’s share capital is conditionally increased by up to €12 million through the issuance of up to 6 million ordinary registered shares with no par value in connection with the employee stock option and share purchase plans described in note 24.

• Second, the Company’s share capital is conditionally increased by up to €240.1 through the issuance of up to 120.05 ordinary registered shares with no par value. This conditional capital may only be used in connection with an issuance of a convertible bond, which the shareholders authorized by resolution of July 14, 2006.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Dividends

Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based on the level of earnings (Bilanzgewinn) of the parent company, Qimonda AG, as determined in accordance with the HGB. All dividends must be approved by shareholders. No earnings are available for distribution as a dividend for the 2006 financial year, since Qimonda AG on a stand-alone basis, as the parent company, incurred a cumulative loss (Bilanzverlust) as of September 30, 2006.

24.	Stock-based Compensation

Infineon Stock Option Plans

In periods prior to the Formation, certain of the Company’s employees were granted Infineon stock options as Infineon employees pursuant to Infineon’s stock option plans. The aggregate number of such options outstanding were 11.6 million and 11.4 million (of which 5.6 million and 6.6 million were exercisable) as of September 30, 2005 and 2006, respectively. If such options are exercised, the employees are to be given Infineon shares in exchange for payment of the exercise price to Infineon. Accordingly, such options do not represent potential dilutive instruments to the Company.

Qimonda Employee Stock Option Plan

During an extraordinary shareholders’ meeting held on July 14, 2006, the shareholders authorized the Supervisory Board to grant to the members of the Management Board, and the Management Board to grant to certain key executives in the group, through September 30, 2009, a total of 6,000,000 non-transferable option rights to receive ordinary shares issued by the Company. The shareholders’ meeting resolved on the following key features of such stock option plan:

The option rights may be allocated as follows: the first group, consisting of the members of the Management Board, may receive a total of up to 1,200,000 option rights. The second group, consisting of the members of the executive boards of the subsidiaries in Germany and abroad, may receive a total of up to 1,000,000 option rights. The third group, consisting of further key executives who will be nominated based on their performance to receive up to a specific number of options based on their job classification, may receive a total of up to 3,800,000 option rights. The Company expects that, in total, about 6% of the work force will be eligible to participate in the plan. During any fiscal year, not more than 40% of the total option rights allocable to the respective group may be issued to the members of such group. No option rights may be issued to executives of any of the group companies that are listed on a stock exchange and their subsidiaries, if and for as long as such companies maintain their own stock option plans.

Option rights may be granted within 45 days upon the publication of the results for the preceding fiscal year or within 45 days upon publication of the results for the first or second quarter of a fiscal year, but, in each case, no later than two weeks prior to the end of the respective quarter.

The option rights may be exercised within six years after their grant, but not before the expiration of a vesting period that will be at least three years. The exercise of each option right is subject to the condition that the exchange price of the ADSs on the New York Stock Exchange will, during the exercise period of the respective option right, exceed the index “Philadelphia Semiconductor Sector (SOX)” on at least three consecutive days. In order to determine whether such excess has taken place, the SOX and the strike price of the respective option right will be set at 100 at the day on which the option right is granted.

For as long as the Company’s shares are not listed on any organized market with the European Union or the European Economic Area, the strike price will be the average of the opening prices of the ADSs on the New York Stock Exchange on the five trading days prior to the day of the grant (or a fraction thereof, if an ADS does not

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

represent exactly one of the ordinary shares). Otherwise, the strike price will be the average of the opening prices of the shares on the respective organized market on the five trading days prior to the day of the grant.

The holders of option rights will benefit from certain anti-dilution protection provisions, particularly in the case of certain capital measures performed by the Company.

Upon exercise of an option right, the holder will generally receive new ordinary shares to be issued by the company. The Management Board (with approval by the Supervisory Board) will, however, instead be allowed to deliver existing shares or pay a cash compensation to be calculated on the basis of the difference between the strike price and the exchange price of the ADSs or shares on the exercise date.

The Management Board and, to the extent options to be granted to the Management Board are concerned, the Supervisory Board are entitled to determine further details of the option plan, including, in particular, the inclusion of the new shares granted upon exercise of the option rights into the ADS program.

As of September 30, 2006 no options have been granted under this plan. No options were granted as part of the Company’s IPO. The Supervisory Board has allocated 400,000 options for grant to the Management Board in the 2007 financial year.

Fair value disclosures of Infineon Stock Option Plans

Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method, and accounts for stock option grants to its employees under the Infineon stock option plans according to the fair value method of SFAS No. 123 (revised 2004) from that date.

The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. Prior to the adoption of SFAS No. 123 (revised 2004), the Company relied on historical volatility measures when estimating the fair value of stock options granted to employees. Following the implementation of SFAS No. 123 (revised 2004), Infineon uses a combination of implied volatilities from traded options on Infineon’s stock and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted is estimated based on historical experience. Beginning on the date of adoption of SFAS No. 123 (revised 2004), forfeitures are estimated based on historical experience; prior to the date of adoption, forfeitures were recorded as they occurred. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. Infineon has not made any dividend payments in 2006 nor does it have plans to pay dividends in the foreseeable future. After the Formation through September 30, 2006 neither Infineon nor the Company granted stock options to Qimonda employees.

The following weighted-average assumptions were used in the Black-Scholes option-pricing model:

	2004	2005	2006

Weighted-average assumptions:
Risk-free interest rate	3.68%	3.03%	3.08%
Expected volatility	59%	58%	43%
Expected life in years	4.50	4.50	5.07
Weighted-average fair value per option at grant date in euro	5.89	4.06	3.19

Stock-Based Compensation Expense

Total stock-based compensation cost during the year ended September 30, 2006 was €8, entirely related to Infineon stock options, and is reflected as a non-cash equity contribution by Infineon in the statement of business/shareholders’ equity. Cost of goods sold, SG&A (selling, general and administrative expenses), and research and development expenses included stock-based compensation of €3, €3 and €2, respectively, for the year ended

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

September 30, 2006. The amount of stock-based compensation cost which was capitalized and remained in inventory as of September 2006 was immaterial. Stock-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes. As of September 30, 2006, there was a total of €6.8 in unrecognized compensation cost related to unvested stock options which is expected to be recognized over a period of 3.5 years.

Prior to the 2006 financial year, the Company applied the provisions of APB No. 25, as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of SFAS No. 123”.

If the Company had accounted for stock-based compensation according to the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net income would have been reduced to the pro forma amounts indicated below, pursuant to the provision of SFAS No. 148:

	2004	2005

Net (loss) income:
As reported	(79)	18
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(14)	(9)

Pro forma	(93)	9

Basic and diluted earnings (loss) per share:
As reported	(0.26)	0.06
Pro forma	(0.31)	0.03

As noted above, options on Infineon stock do not represent potential dilutive instruments for Qimonda AG and accordingly, they have no impact on diluted earnings (loss) per share (see note 10).

25.	Other Comprehensive Loss

The changes in the components of other comprehensive income (loss) for the years ended September 30, 2004, 2005 and 2006 are as follows:

	2004			2005			2006
		Tax			Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net	Pretax	Effect	Net

Unrealized (losses) gains on securities:
Reclassification adjustment for losses (gains) included in net income (loss)	(8)	—	(8)	—	—	—	—	—	—

Net unrealized (losses) gains	(8)	—	(8)	—	—	—	—	—	—
Additional minimum pension liability	—	—	—	(2)	1	(1)	(2)	1	(1)
Foreign currency translation adjustment	(35)	—	(35)	45	—	45	(66)	—	(66)

Other comprehensive (loss) income	(43)	—	(43)	43	1	44	(68)	1	(67)
Accumulated other comprehensive income (loss) — beginning of year	(68)	—	(68)	(111)	—	(111)	(68)	1	(67)

Accumulated other comprehensive income (loss) — end of year	(111)	—	(111)	(68)	1	(67)	(136)	2	(134)

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

26.	Supplemental Cash Flow Information

	2004	2005	2006

Cash paid for:
Interest	37	22	5
Income taxes	46	36	52
Non-cash investing activities:
Construction grants deducted from the cost of fixed assets (note 6)	49	—	49
Non-cash financing activities:
Distribution to Infineon	—	(374)	(19)
Deferred tax assets retained by Infineon	(59)	(6)	—

The historical net book value of DD200 of €374 transferred from the Company to the Logic business of Infineon is reflected as a non-cash equity transaction as of the October 1, 2004 transfer date (see note 4).

Effective October 1, 2005 Infineon transferred the IFMDF development facility from the Memory Products business to the Logic business of Infineon. The net book value of €10 was reflected as a non-cash reduction to business equity as of October 1, 2005 (note 4).

Pension plan assets transferred to the Qimonda Pension Trust in connection with the Formation were based on the actual employees’ pension benefits and the related pro rata share of pension assets in the Infineon Pension Trust. The difference to the previously allocated plan assets of €9 is reflected as a non-cash equity transaction in the statement of shareholders’ equity for the year ended September 30, 2006 (see note 28).

Deferred tax assets related to tax loss carry-forwards, net of valuation allowance, or tax credits that will be retained by Infineon and not transferred to the Company at the Formation of €59, €6 and €0 as of September 30, 2004, 2005 and 2006 are reflected as non-cash decreases to business/shareholders’ equity in the accompanying combined and consolidated financial statements.

27.	Related Parties

The Company has transactions in the normal course of business with Infineon group companies, Siemens group companies and with Related and Associated Companies (together, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up. Contributions by Infineon in connection with the Formation and allocations by Infineon prior to that date are explained in note 1.

On April 3, 2006, Siemens disposed of its remaining shareholding in Infineon. Transactions between Qimonda and Siemens subsequent to this date are no longer reflected as Related Party transactions.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Related Party receivables at September 30, 2005 and 2006 consist of the following:

	2005	2006

Current:
Infineon group — trade (note 12)	8	61
Associated and Related Companies — trade (note 12)	4	—
Siemens group — trade (note 12)	1	—
Associated and Related Companies — financial and other (note 14)	1	—
Employee receivables (note 14)	3	2

Total Related Party receivables	17	63

Receivables from Infineon mainly represent amounts due to the Company’s operations in Japan which is expected to be transferred from Infineon during the three months ending March 31, 2007.

Related Party payables at September 30, 2005 and 2006 consist of the following:

	2005	2006

Current:
Infineon group — trade (note 18)	31	71
Associated and Related Companies — trade (note 18)	64	76
Siemens group — trade (note 18)	2	—
Infineon group — financial and other (note 20)	6	9
Associated and Related Companies — financial and other (note 20)	—	—

Total Related Party payables	103	156

Related Party receivables and payables have been segregated first between amounts owed by or to Infineon group companies, Siemens group companies and companies in which the Company has an ownership interest, and second based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of products and services. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrued interest at interbank rates.

Related Party debt at September 30, 2005 and 2006 consists of the following:

	2005	2006

Short-term debt:
Loans from Infineon (note 21)	524	344

Total Related Party debt	524	344

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Transactions with Related Parties during the years ended September 30, 2004, 2005 and 2006, include the following:

	2004	2005	2006

Sales to Related Parties:
Siemens group companies	9	3	17
Infineon group companies	83	—	—
Associated and Related Companies	4	1	—

	96	4	17

Purchases from Related Parties:
Siemens group companies	22	13	4
Infineon group companies	—	265	403
Associated and Related Companies	23	247	438

	45	525	845

Sales to Infineon during the year ended September 30, 2004 are related to the DD200 facility which was transferred to Infineon effective October 1, 2004 (see note 4). Purchases from Infineon during the years ended September 30, 2005 and 2006 are principally related to products purchased from the DD200 facility and are based on Infineon’s cost plus a margin. Purchases from Siemens group companies primarily include purchases of fixed assets and rent payments.

	2004	2005	2006

Interest income from (expense to) Infineon group companies:
Interest income from Infineon group companies	21	40	15
Interest expense to Infineon group companies	(21)	(34)	(38)

	—	6	(23)

Since the Formation, the Company entered into several service agreements with Infineon. These include general support services (including sales support, logistics services, purchasing services, human resources services, facility management services, patent support, finance, accounting and treasury support, legal services and strategy services), R&D services and IT services. Transactions under these agreements during the five months ended September 30, 2006 are reflected in the consolidated statements of operations as follows:

Five Months Ended
September 30,
2006

Cost of goods sold	95
Research and development expenses	10
Selling, general and administrative expenses	14

119

In connection with the Formation, the Company entered into a global service agreement with Infineon, whereby the parties intend to provide standard support services to one another based on actual costs plus a margin of 3 percent. The Company and Infineon have also entered into a research and development services agreement for the provision of research and development services between the parties based on actual cost plus a margin of 3 percent.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Under the master information technology cost sharing agreement, Infineon and the Company generally agree to share costs of a variety of information technology services provided by one or both parties in the common interest and for the common benefit of both parties. In general, the parties agree to share the fixed costs of the services provided (accounting for approximately 53% of total costs) roughly equally and to share variable costs in a manner that reflects each party’s contribution to those costs. Under the master information technology service agreement, Infineon and the Company agree to provide information technology services to one another. In general, under all of these agreements, the service recipient pays a fee based on actual or estimated total costs incurred plus a margin of 3% for the period from May 1, 2006 to September 30, 2006 and thereafter as mutually agreed from year to year.

Dresden 200mm Fab

In April 2006, Infineon and Qimonda entered into an agreement for the production of wafers in the Dresden 200mm fab. Pursuant to the agreement, Infineon has agreed to manufacture certain specified semiconductor memory products at the Dresden 200mm fab, using the Company’s manufacturing technologies and masks, and to sell them to the Company at prices specified in the agreement. The Company is required under this agreement to pay for idle costs resulting from its purchasing fewer wafers from Infineon than agreed upon, if Infineon cannot otherwise utilize the capacity. The Company is obliged to indemnify Infineon against any third party claims based on or related to any products manufactured for the Company under this agreement. In addition, the Company has to indemnify Infineon against any intellectual property infringement claims related to the products covered by the agreement. The agreement terminates on September 30, 2007 unless extended by a written mutual agreement between Infineon and the Company.

Qimonda is currently in negotiations with Infineon regarding the Company’s use or acquisition, after September 30, 2007, of capacity at Infineon’s 200mm manufacturing facility in Dresden. In addition, the contribution agreement provides for indemnification of Infineon with respect to certain existing and future legal claims and potential restructuring costs incurred in connection with the rampdown of production in one module of the 200 mm facility. Restructuring costs may include severance payments, costs relating to lower levels of production in that module and higher production costs in another module.

28.	Pension Plans

The Company’s employees participate in the pension plans of Infineon. Infineon has defined benefit pension plans in Germany (“Domestic Plans”) and in other countries (“Foreign Plans”). The pension costs and liabilities included in the accompanying combined and consolidated financial statements and presented below represent the portion of the Infineon pension costs and liabilities that relate to the Company’s employees participating in the respective Infineon pension plans.

Infineon’s pension plans are partially funded by pension plan assets contributed by Infineon. Since Infineon’s pension plan assets fund the total pension liability as a whole and not individual pension claims, a pro-rata portion of the Infineon pension assets in relation to the Infineon projected benefit obligation were allocated as plan assets for purposes of the accompanying combined and consolidated financial statements. The Company’s employees continue to participate in the Infineon plans until such time as separate Qimonda pension plans are established.

Infineon’s plan benefits are principally based upon years of service. Certain pension plans are based on salary earned in the last year or last five years of employment, while others are fixed plans depending on ranking (both salary level and position). The measurement date for the Company’s pension plans is June 30.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Information with respect to Infineon’s pension plans, which relate to the Company’s employees for the years ended September 30, 2004, 2005 and 2006 is presented for German (“Domestic”) plans and non-German (“Foreign”) plans:

	2004		2005		2006
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans	Plans	Plans

Accumulated benefit obligations end of year	(31)	(3)	(49)	(4)	(41)	(3)

Change in projected benefit obligation
Projected benefit obligations beginning of year	(31)	(7)	(39)	(5)	(59)	(6)
Service cost	(3)	(1)	(3)	(1)	(6)	—
Interest cost	(2)	—	(2)	—	(3)	—
Actuarial (losses) gains	(1)	—	(4)	—	(2)	2
Disposal of plan	—	4	7	—	—	—
Plan transfer	(2)	(1)	(14)	—	17	—
Plan amendments	—	—	(4)	—	—	—
Curtailment gain	—	—	—	—	—	1

Projected benefit obligations end of year	(39)	(5)	(59)	(6)	(53)	(3)

Change in fair value of plan assets:
Fair value at beginning of year	16	4	22	3	31	3
Contributions and transfers	4	(1)	6	—	—	—
Actual return on plan assets	2	—	3	—	2	—
Plan transfer	—	—	—	—	(8)	(1)

Fair value at end of year	22	3	31	3	25	2

Funded status	(17)	(2)	(28)	(3)	(28)	(1)
Unrecognized actuarial loss	2	—	4	—	8	(1)

Net liability recognized	(15)	(2)	(24)	(3)	(20)	(2)

On January 1, 2006 the Company converted the existing defined benefit plan in the US into a defined contribution plan, which resulted in a curtailment gain of €1.

The above net liability is recognized as follows in the accompanying combined and consolidated balance sheets as of September 30:

	2004		2005		2006
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans	Plans	Plans

Accumulated other comprehensive income	—	—	2	—	4	—
Accrued pension liabilities (note 22)	(15)	(2)	(26)	(3)	(24)	(2)

Net liability recognized	(15)	(2)	(24)	(3)	(20)	(2)

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Information for pension plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets are as follows:

	2004		2005		2006
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans	Plans	Plans

Projected benefit obligation	39	6	59	6	53	3
Fair value of plan assets	22	3	31	3	25	2
Accumulated benefit obligations	31	3	49	4	41	3
Fair value of plan assets	22	3	31	3	25	2

The weighted-average assumptions used in calculating the actuarial values for the pension plans are as follows:

	2004		2005		2006
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans	Plans	Plans

Discount rate	5.8%	5.6%	4.5%	4.9%	4.8%	5.9%
Rate of compensation increase	3.0%	4.5%	2.5%	3.6%	2.5%	3.6%
Projected future pension increases	1.3%	2.2%	1.3%	1.7%	1.8%	2.3%
Expected return on plan assets	6.8%	7.0%	7.3%	6.4%	6.5%	6.6%

Discount rates are established based on prevailing market rates for high-quality fixed-income instruments that, if the pension benefit obligation were settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. The Company believes short-term changes in interest rates should not affect the measurement of the Company’s long-term obligation.

Investment strategies

The investment approach of Infineon’s pension plans involves employing a sufficient level of flexibility to capture investment opportunities as they occur, while maintaining reasonable parameters to ensure that prudence and care are exercised in the execution of the investment program. Infineon’s pension plans’ assets are invested with several investment managers. The plans employ a mix of active and passive investment management programs. Considering the duration of the underlying liabilities, a portfolio of investments of plan assets in equity securities, debt securities and other assets is targeted to maximize the long-term return on assets for a given level of risk. Investment risk is monitored on an ongoing basis through periodic portfolio reviews, meetings with investment managers and annual liability measurements. Investment policies and strategies are periodically reviewed to ensure the objectives of the plans are met considering any changes in benefit plan design, market conditions or other material items.

Expected long-term rate of return on plan assets

Establishing the expected rate of return on pension assets requires judgment. Infineon’s approach in determining the long-term rate of return for plan assets is based upon historical financial market relationships that have existed over time, the types of investment classes in which pension plan assets are invested, long-term investment strategies, as well as the expected compounded return Infineon can reasonably expect the portfolio to earn over appropriate time periods.

Infineon reviews the expected long-term rate of return annually and revises it as appropriate. Also, Infineon periodically commissions detailed asset/liability studies to be performed by third-party professional investment advisors and actuaries.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Plan asset allocation

For periods prior to Formation a portion of the Infineon pension plan assets have been allocated to the Company based on the proportion of the Company’s projected benefit obligation to the total Infineon projected benefit obligation.

As of September 30, 2005 and 2006 the percentage of plan assets invested and the targeted allocation in major asset categories are as follows:

	2005		2006		Targeted Allocation
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans	Plans	Plans

Equity securities	44%	51%	—	61%	45%	60%
Debt securities	51%	35%	—	39%	52%	40%
Cash	—	—	100%	—	3%	—
Other	5%	14%	—	—	—	—

Total	100%	100%	100%	100%	100%	100%

In 2000, Infineon established the Infineon Technologies Pension Trust e.V. (the “Infineon Pension Trust”) for the purpose of funding future pension benefit payments for employees in Germany in order to reduce its exposure to certain risks associated with defined benefit plans. Infineon contributed €155 of cash and marketable debt and equity securities, which qualify as plan assets under SFAS No. 87 “Employers’ Accounting for Pensions”, to the Pension Trust for use in funding these pension benefit obligations, thereby reducing accrued pension liabilities. In the accompanying combined and consolidated financial statements for periods prior to the Formation, these plan assets have been allocated to the Memory Products business on a pro rata basis according to the projected benefit obligation in each respective year.

In September 2006 the Company established the Qimonda Pension Trust. The Infineon Pension Trust transferred €26 in cash to the Qimonda Pension Trust, representing the pro rata portion of the Infineon Plan Assets related to the actual Qimonda employees at the Formation. The Qimonda Pension Trust is to invest these funds according to the targeted investment allocation. The difference between the actually transferred assets and the previously allocated plan assets of €9 is reflected as a non-cash equity transaction in the statement of business/shareholders’ equity for the year ended September 30, 2006 (see note 26).

The Company’s asset allocation targets for its pension plan assets are based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics, related risk factors, market sensitivity analysis and other relevant factors. The overall allocation is expected to help protect the plans’ funded status while generating sufficiently stable real returns (i.e. net of inflation) to meet current and future benefit payment needs. Due to active portfolio management, the asset allocation may differ from the target allocation up to certain limits for different classes. As a matter of policy, the Company’s pension plans do not invest in the Company’s and Infineon’s shares.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

The components of net periodic pension cost for the years ended September 30, 2005 and 2006 are as follows:

	2004		2005		2006
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans	Plans	Plans

Service cost	(3)	(1)	(3)	(1)	(6)	—
Interest cost	(2)	—	(2)	—	(3)	—
Expected return on plan assets	1	—	2	—	2	—
Curtailment gain recognized	—	—	—	—	—	1

Net periodic pension cost	(4)	(1)	(3)	(1)	(7)	1

The prior service costs relating to the pension plans are amortized in equal amounts over the expected years of future service of each active employee who is expected to receive benefits from the pension plans.

Unrecognized gains or losses are included in the net pension cost for the years if, as of the beginning of the year, the unrecognized net gains or losses exceed 10% of the greater of the projected benefit obligation or the market value of the plan assets. The amortization is the excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

Actuarial losses amounted to €1, €4 and €0 for the years ended September 30, 2004, 2005, and 2006 respectively.

The future benefit payments, which reflect future service, as appropriate, that are expected to be paid from the Company’s pension plan for the next five financial years and thereafter are as follows:

	Domestic	Foreign
Years Ending September 30,	Plans	Plans

2007	—	—
2008	1	—
2009	1	—
2010	1	—
2011	1	—
2012-2016	7	1

The Company has a deferred savings plan for its employees in Germany, whereby a portion of the employee’s salary is invested for a lump sum benefit payment including interest upon retirement. The liability for such future payments of €2 and €2 as of September 30, 2005 and 2006, respectively, is actuarially determined and accounted for on the same basis as the Company’s other pension plans.

The Company provides post-retirement health care benefits to eligible employees in the United States. The Company recognized net periodic benefit cost of less than €1 for each of the years ended September 30, 2004, 2005 and 2006. The net liability recognized in the accompanying balance sheet was €1 and €1 as of September 30, 2005 and 2006, respectively.

29.	Financial Instruments

The Company periodically enters into financial instruments, including foreign currency forward contracts. The objective of these transactions is to reduce the impact of exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Prior to the Formation the financial instruments of the Company refer to those financial instruments that were specifically identified with the Memory Products business. Derivatives that Infineon entered into for group or corporate purposes were not allocated to the Memory Products business for purposes of the accompanying combined financial statements for periods prior to the Formation, because there was no reasonable allocation basis.

The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2005 and 2006 are as follows:

	2005		2006
	Notional	Fair	Notional	Fair
	Amount	Value	Amount	Value

Forward contracts sold:
U.S. dollar	42	2	168	(1)
Japanese yen	34	—	26	—
Forward contracts purchased:
U.S. dollar	122	1	17	—
Japanese yen	—	—	22	—
Singapore Dollar	—	—	3	—
Malaysian Ringgit	11	—	5	—
Other currencies	16	—	—	—
Other	—	—	94	5

Fair value, net		3		4

Gains and losses on derivative financial instruments included in determining net income (loss), with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other non-operating income (expense), were as follows for the years ended September 30:

	2004	2005	2006

Losses from foreign currency derivatives:
Cost of sales	(7)	(1)	(4)

Gains (losses) from foreign currency transactions:
Cost of sales	9	—	(1)
Other non-operating (expense) income	(7)	18	3

	2	18	2

Net (losses) gains from foreign currency derivatives and transactions	(5)	17	(2)

Fair values of financial instruments are determined using quoted market prices or discounted cash flows. The fair values of the Company’s cash and cash equivalents, receivables, related-party receivables and payables and other financial instruments approximated their carrying values due to their short-term nature. Marketable securities are recorded at fair value (see note 11).

30.	Risks

Financial instruments that expose the Company to credit risk consist primarily of trade receivables, cash equivalents, marketable securities and financial derivatives. Concentrations of credit risks with respect to trade receivables are limited by the large number of geographically diverse customers that make up the Company’s customer base. The Company controls of credit risk through credit approvals, credit limits and monitoring

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

procedures, as well as comprehensive credit evaluations for all customers. The credit risk with respect to cash equivalents, marketable securities and financial derivatives is limited by transactions with a number of large international financial institutions, with pre-established limits. The Company does not believe that there is significant risk of non-performance by these counterparties because the Company monitors their credit risk and limits the financial exposure and the amounts of agreements entered into with any one financial institution.

In order to remain competitive, the Company must continue to make substantial investments in process technology and research and development. Portions of these investments might not be recoverable if these research and development efforts fail to gain market acceptance or if markets significantly deteriorate.

Due to the high-technology nature of the Company’s operations, intellectual property is an integral part of the Company’s business. The Company has intellectual property which it has self-developed, purchased or licensed from third parties. The Company is exposed to infringements by others on such intellectual property rights. Conversely, the Company is exposed to assertions by others of infringement by the Company of their intellectual property rights.

The Company, through its use of third-party foundry and joint venture arrangements, uses a significant portion of manufacturing capacity that is outside of its direct control. As a result, the Company is reliant upon such other parties for the timely and uninterrupted supply of products and is exposed, to a certain extent, to fluctuations in product procurement cost.

As a subsidiary of Infineon, the Company benefits under a number of patent cross-licenses, technology licenses and purchasing agreements. The benefits of such agreements would be lost if Infineon’s ownership were to fall below 50%. The Company is in the process of negotiating certain replacement contracts with third parties related to such patents. There is no assurance that the Company will be able to successfully negotiate such replacement contracts at all or on similar terms. If the Company is unable to do so, it could have a material adverse impact on its business and results of operations.

As part of the Formation, certain agreements, including licensing, purchasing and shareholding, and investments of Infineon relating to the Company’s business may not be transferable to the Company or restrictions may exist that prolong the ownership transfer which may adversely affect our business or operating results. For example, Infineon must obtain the prior written consent of the other investors in AMTC and BAC before its ownership interest can be transferred to the Company.

The Company has established policies and procedures which serve as business conduct guidelines for its employees. Should these guidelines not be adhered to, the Company could be exposed to risks relating to wrongful actions by its employees.

After the Formation, the Company is not legally bound to collective bargaining agreements of the employer association to which Infineon belongs. The terms and conditions of those agreements remain valid for those employees who were employed by the Company as of the Formation, until new agreements are negotiated.

However, as part of an agreement with the workers’ council, the Company agreed to apply the same conditions to its employees as those to which Infineon is bound through wage agreements entered until July 30, 2008. Approximately 700 of the Company’s employees are covered by these regulations.

The Company intends to negotiate a new agreement with the workers’ council. There is no assurance that the Company will be able to successfully negotiate such replacement contracts at all or on similar terms. If the Company is unable to do so, work stoppages are possible which could have a material adverse impact on its business and results of operations.

During the year ended September 30, 2004 the Company had one customer with 21% who accounted for more than 10% of net sales. During the year ended September 30, 2005 the Company had that customer with 19% and one

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

other customer with 14% which individually accounted for more than 10% of the Company’s net sales. During the year ended September 30, 2006 the Company had that customer with 18% and one other customer with 16% which individually accounted for more than 10% of the Company’s net sales.

31.  Commitments and Contingencies

Contribution from Infineon

These contingencies described below were assigned to the Company pursuant to the contribution agreement entered into between Infineon and the Company in connection with the Formation.

Under the contribution agreement, the Company is required to indemnify Infineon, in whole or in part as specified below, for any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities Infineon incurs in connection with the matters described below.

The contribution agreement is based on the principle that all potential liabilities and risks in connection with legal matters existing as of the Formation date are generally to be borne by the business unit which caused the risk or liability or where the risk or liability arose. Except to the limited extent described below for the securities class action litigation and the settled Tessera litigation (for which the Company has different arrangements), the Company has agreed to indemnify Infineon for all liabilities arising in connection with all legal matters specifically described below, including court costs and legal fees. Infineon will not settle or otherwise agree to any of these liabilities without the Company’s prior consent. Liabilities and risks relating to the securities class action litigation, including court costs, will be equally shared by Infineon and the Company, but only with respect to the amount by which the total amount payable exceeds the amount of the corresponding accrual that Infineon transferred to the Company at the formation. Infineon has agreed not to settle this lawsuit without the Company’s prior consent. Any expenses incurred in connection with the assertion of claims against the provider of directors’ and officers’ (D & O) insurance covering Infineon’s two current or former officers named as defendants in the suit will also be equally shared. The D & O insurance provider has so far refused coverage. The Company has agreed to indemnify Infineon for 80% of the court costs and legal fees relating to the recently settled litigation with Tessera (see note 17).

The Company has further agreed to pay 60% of the total license fees payable by Infineon and the Company to which Infineon and the Company may agree in connection with two cases in which negotiations relating to licensing and cross-licensing were ongoing at the time of the Formation, one of which is still ongoing.

In accordance with the general principle that all potential risks or liabilities are to be borne by the entity which caused the risk or liability or where the risk or liability arose, the indemnification provisions of the contribution agreement include the following specific allocation keys with respect to claims or lawsuits arising after the Formation:

•	liabilities arising in connection with intellectual property infringement claims relating to memory products were fully allocated to the Company.

•	liabilities arising in connection with actual or alleged antitrust violations with respect to DRAM products were fully allocated to the Company.

Litigation

In September 2004, Infineon entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its ongoing investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, Infineon agreed to plead guilty to a single count related to the pricing of DRAM between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is to be paid in equal annual installments through 2009. On October 25, 2004, the plea agreement was accepted by the

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

U.S. District Court for the Northern District of California. Therefore, the matter has been fully resolved as between Infineon and the DOJ, subject to Infineon’s obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The charges by the DOJ related to DRAM-product sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. Infineon has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM from Infineon.

Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against Infineon, its principal U.S. subsidiary and other DRAM suppliers.

Sixteen cases were filed between June 21, 2002 and September 19, 2002 in the following U.S. federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from various DRAM suppliers in the United States of America during a specified time period, which was originally alleged to have commenced on or after October 1, 2001 (“Direct U.S. Purchaser Class”). The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct.

In September 2002, the Judicial Panel on Multi-District Litigation ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi-District Litigation (“MDL”). In October 2003 and June 2005, the plaintiffs filed amended complaints, which together allege that the unlawful conduct commenced on approximately April 1, 1999 and continued through at least June 30, 2002.

In September 2005, Infineon and its principal U.S. subsidiary entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court for the Northern District of California and to an opportunity for individual class members to opt out of the settlement) and has secured individual settlements with eight direct customers in addition to those OEMs identified by the DOJ. The court has scheduled the trial in the Direct U.S. Purchaser Class cases to begin on April 23, 2007. Under the terms of the settlement agreement Infineon agreed to pay approximately $21 million. The Company recorded a corresponding charge to other operating expense during the year ended September 30, 2005. In addition to this settlement payment, Infineon agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class after opt-outs during the settlement period exceeded $208.1 million. The Company would also be responsible for this payment. The additional amount payable is calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53%. The Company does not currently expect to pay any additional amount to the class. The settlement was provisionally approved on May 10, 2006, and the final hearing for approval of the settlement is scheduled for November 1, 2006 (see note 33). The hearing on plaintiffs’ motion for class certification of the Direct U.S. Purchaser Class took place on May 17, 2006. On June 5, 2006, the Court issued an order certifying a direct purchaser class. As of September 30, 2006, the deadline for any objections to the settlements and for any individual class members to elect to opt-out of the class and settlements was October 3, 2006.

On April 28, 2006, Unisys Corporation filed a complaint against Infineon and its principal U.S. subsidiary, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. Unisys subsequently filed a consolidated complaint with another plaintiff Sun Microsystems, Inc., naming Infineon and its U.S. subsidiary as defendants only as to the claims by Unisys, and not the claims by Sun, with which Infineon reached a settlement agreement in the financial year 2004/2005. On May 5, 2006, Honeywell International, Inc. filed a complaint against Infineon and its U.S. subsidiary, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM. Infineon and its principal U.S. subsidiary have agreed to accept service of the Honeywell complaint. Infineon’s principal U.S. subsidiary was served with the Unisys complaint on September 8, 2006. Infineon agreed to waive service in exchange for an extended response date of December 5, 2006 for both Infineon entities. Both of

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

these complaints were filed in the Northern District of California, and have been related to the MDL described above. Both Unisys and Honey well opted out of the Direct U.S. Purchaser Class and settlement, so their claims are not barred by Infineon’s settlement with the Direct U.S. Purchaser Class.

Sixty-four additional cases were filed between August 2, 2002 and October 12, 2005 in numerous federal and state courts throughout the United States of America. Each of these state and federal cases (except a case filed in the U.S. District Court for the Eastern District of Pennsylvania in May 2005 on behalf of foreign purchasers) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States of America during specified time periods commencing in or after 1999. The Eastern District of Pennsylvania case purporting to be on behalf of a class of foreign individuals and entities who directly purchased DRAM outside of the United States of America from July 1999 through at least June 2002, was dismissed with prejudice and without leave to amend on March 1, 2006. Plaintiffs in that case have filed a notice of appeal. On July 31, 2006, Plaintiffs filed their opening brief on appeal, and defendants filed their joint opening brief on September 20. No hearing date has yet been scheduled for the appeal. Infineon intends to defend itself vigorously if the court of appeals remands this lawsuit, The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and an injunction against the allegedly unlawful conduct. The California state cases were ordered transferred for coordinated and consolidated pre-trial proceedings to the San Francisco County Superior Court.

Subsequently, twenty-three of the state (outside California) and federal court cases and the U.S. District Court for the Eastern District of Pennsylvania case were ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pre-trial proceedings as part of the MDL described above. After this transfer, the plaintiffs dismissed two of the transferred cases. Two additional transferred cases were subsequently remanded back to their relevant state courts. Nineteen of the twenty-three transferred cases are currently pending in the MDL. Further, the plaintiffs in the indirect purchaser cases originated outside California which have not been transferred to the MDL have agreed to stay proceedings in those cases pending resolution of the MDL-proceedings. The defendants have filed two motions for judgment on the pleadings directed at several of the claims; these motions are pending. After these have been decided the indirect purchaser plaintiffs in the case that is part of the MDL proceedings will have the opportunity to file any motion for class certification. Infineon is defending against all of these actions vigorously.

On July 13, 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. On July 14, 2006, the attorneys general of California, Alaska, Arizona, Arkansas, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. On September 8, 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. Infineon and its U.S. subsidiary agreed to accept service of both of these complaints, and, as of September 30, 2006, their responses

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

were due on October 10, 2006. Infineon and its principal U.S. subsidiary intend to vigorously defend both of these actions.

In April 2003, Infineon received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. Infineon has reassessed the matter after its plea agreement with the DOJ and made an accrual during the 2004 financial year for a probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although Infineon cannot more accurately estimate the amount of such actual fine. Infineon is fully cooperating with the Commission in its investigation.

In May 2004, the Canadian Competition Bureau advised Infineon’s principal U.S. subsidiary that it and its affiliated companies are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act. No compulsory process (such as subpoenas) has been commenced. Infineon is cooperating with the Competition Bureau in its inquiry.

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec and one was filed in each of Ontario and British Columbia against Infineon, its principal U.S. subsidiary and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. In the British Columbia action, the certification motion has been scheduled for May 2007. In one Quebec class action, preliminary motions are to be scheduled early in 2007; the other Quebec action has been stayed pending developments in the one that is going forward. Infineon intends to defend itself vigorously against these proceedings.

Between September 30, 2004 and November 4, 2004, seven securities class action complaints were filed against Infineon and three of its current or former officers (of which one officer was subsequently dropped as a defendant) in the U.S. District Courts for the Northern District of California and the Southern District of New York. The plaintiffs voluntarily dismissed the New York cases, and on June 30, 2005 filed a consolidated amended complaint in California on behalf of a putative class of purchasers of Infineon’s publicly-traded securities, who purchased them during the period from March 13, 2000 to July 19, 2004, effectively combining all lawsuits. The consolidated amended complaint added Infineon’s principal U.S. subsidiary and four then-current or former employees of Infineon and its affiliate as defendants. It alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about Infineon’s historical and projected financial results and competitive position because they did not disclose Infineon’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of Infineon’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. Infineon, its subsidiary and the current and former Infineon officers filed motions to dismiss the consolidated amended complaint. On May 22, 2006 the court partially denied and partially granted the motions to dismiss. On June 21, 2006, the court agreed to permit the Company to move for reconsideration of the May 22, 2006 order. On September 11, 2006, the court granted Infineon’s motion for partial reconsideration and dismissed Infineon, its principal U.S. subsidiary and its current and former officers from the complaint. Infineon believes these claims are without merit and is vigorously defending itself in this action. Because this action is in its early stages, Infineon is unable to provide an estimate of the likelihood of an unfavorable outcome to Infineon or of the amount or range of potential loss arising from the action. If the outcome of this action is unfavorable or if Infineon incurs substantial legal fees in defending this action, it may have a material adverse effect on the Company’s financial condition and results of operations. Infineon’s directors’ and officers’ insurance carrier has denied coverage in the class action and Infineon filed suit against the carrier in December 2005 (see note 33).

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of September 30, 2006, the Company had accrued liabilities in the amount of €141 related to the DOJ and European anti-trust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses relating to the other matters described above. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s results of operations and financial position.

An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in substantial financial liability to, and other adverse effects upon the Company, which would have a material adverse effect on its business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above referenced claims, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations and financial position.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the year of settlement.

Contractual Commitments

The following table summarizes the Company’s commitments with respect to external parties as of September 30, 2006(1)(2):

		Payments Due to Period
		Less than					After
	Total	1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	5 Years

Contractual commitments:
Operating lease payments(3)	107	27	26	24	9	8	13
Unconditional purchase commitments	954	738	50	38	38	40	50
Other long-term commitments	132	66	66	0	0	0	0

Total Commitments	1,193	831	142	62	47	48	63

(1)	Certain payments of obligations or expirations of commitments that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of payments or expirations in the particular case. Actual outcomes could differ from those estimates.

(2)	Product purchase commitments associated with continuing capacity reservation agreements are not included in this table, since the purchase prices are based, in part, on future market prices, and are accordingly not accurately quantifiable at September 30, 2006. Purchases under these arrangements aggregated approximately €1,185 for the year ended September 30, 2006.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

(3)	Operating lease payments include amounts allocated from Infineon for lease payments. Premises currently occupied by the Company that are leased by Infineon are expected to be the subject of a sublease agreement between Infineon and the Company at Formation.

In December 2002, the Company and Semiconductor Manufacturing International Corporation (“SMIC”) entered into a technology transfer and capacity reservation agreement. In exchange for the technology transfer, SMIC will reserve specified capacity over a five-year period, with product purchases based on a market price formula. In 2004 the parties amended their agreement to include next generation technology.

The Company has capacity reservation agreements with certain Associated Companies and external foundry suppliers for the manufacturing and testing of semiconductor products. These agreements generally are greater than one year in duration and are renewable. Under the terms of these agreements, the Company has agreed to purchase a portion of their production output based, in part, on market prices. The Company has a product purchase agreement with Infineon through the end of the 2007 financial year related to the DD200 facility on the basis of Infineon’s cost plus a margin.

Purchases under these agreements are recorded as incurred in the normal course of business. The Company assesses its anticipated purchase requirements on a regular basis to meet customer demand for its products. An assessment of losses under these agreements is made on a regular basis in the event that either budgeted purchase quantities fall below the specified quantities or market prices for these products fall below the specified prices.

Other Contingencies

The following table summarizes the Company’s contingencies with respect to external parties, other than those related to litigation, as of September 30, 2006(1):

		Expirations by Period
		Less than					After
	Total	1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	5 Years

Maximum potential future payments:
Guarantees(2)	71	—	2	7	—	9	53
Contingent government grants(3)	452	113	111	18	43	22	145

Total contingencies	523	113	113	25	43	31	198

(1)	Certain expirations of contingencies that are based on the achievement of milestones or other events that are not date-certain are included for purposes of this table based on estimates of the reasonably likely timing of expirations in the particular case. Actual outcomes could differ from those estimates.

(2)	Guarantees are mainly issued by the parent company for the payment of import duties, rentals of buildings, contingent obligations related to government grants received. Such guarantees which relate to Qimonda AG were transferred to the Company as part of the Formation.

(3)	Contingent government grants refer to amounts previously received, related to the construction and financing of certain production facilities, which are not otherwise guaranteed and could be refundable if the total project requirements are not met.

Infineon subsidiaries that were transferred to the Company as part of the Formation have received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of September 30, 2006, a maximum of €452 of these subsidies could be refundable.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

The Company, through certain of its sales and other agreements may, in the normal course of business, be obligated to indemnify its counterparties under certain conditions for warranties, patent infringement or other matters. The maximum amount of potential future payments under these types of agreements is not predictable with any degree of certainty, since the potential obligation is contingent on conditions that may or may not occur in future, and depends on specific facts and circumstances related to each agreement. Historically, payments made by the Company under these types of agreements have not had a material adverse effect on the Company’s business, results of operations or financial condition.

The Company has guarantees outstanding to external parties of €71 as of September 30, 2006, that expire through 2013. Guarantees are mainly issued by Infineon for the payment of import duties, rentals of buildings, contingent obligations related to government grants received and the consolidated debt of subsidiaries. Such guarantees which relate to Qimonda AG were transferred to the Company as part of the Formation. The Company also agreed to indemnify Infineon against any losses it may suffer under several guarantee and financing arrangements that relate to its business but that cannot be transferred to it for legal, technical or practical reasons.

A tabular reconciliation of the changes in the aggregate product warranty liability for the year ended September 30, 2006 is as follows:

2006

Balance as of October 1, 2005	1
Accrued during the year, net	3
Settled during the year	(3)

Balance as of September 30, 2006	1

32.  Operating Segment and Geographic Information

The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”. The accounting policies applied for segment reporting are substantially the same as described in the summary of significant accounting policies (see note 2).

The Company’s Management Board, consisting of its Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, has been collectively identified as the Chief Operating Decision Maker (“CODM”). The CODM makes decisions about resources to be allocated to the business and assesses the Company’s performance on a functional and project basis. Only combined operating results of the Company are regularly presented to the CODM to make such decisions. Furthermore, the CODM does not evaluate performance or review asset information by product line on a regular basis, except that the CODM is provided information regarding certain inventories on a product basis. Accordingly, the Company has one operating segment, Memory Products, which is also its reportable segment, consistent with the manner in which financial information is internally reported and used by the CODM for purposes of evaluating business performance and allocating resources.

The Memory Products segment derives revenue principally from the sale of integrated circuits that have the capacity to store digital information (memory) which the Company manufactures using its patented technology.

Prior to the Formation, the Company operated as a segment of Infineon. Following the Formation, the Company continues to be reported as an operating segment of Infineon, although its operations are contained in a stand-alone legal entity. Segment information is shown for all periods presented, including periods prior to the Formation, consistent with the current organization structure.

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

The following is a summary of net sales and of property, plant and equipment by geographic area for the years ended September 30:

	2004	2005	2006

Net sales:
Germany	398	232	316
Other Europe	342	332	428
North America	1,135	1,067	1,591
Asia/Pacific	1,001	1,091	1,174
Japan	131	102	252
Other	1	1	54

Total	3,008	2,825	3,815

	2005	2006

Property, plant and equipment:
Germany	804	654
Other Europe	175	144
North America	1,082	1,100
Asia/Pacific	155	182

Total	2,216	2,080

Revenues from external customers are based on the customers’ billing location.

The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the combined and consolidated Company’s business and to evaluate and report performance as part of the Infineon Group. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company in a manner similar to that which management uses to assess and direct the business. EBIT is not a substitute for net income, however, because the exclusion of interest and tax expense is not appropriate when reviewing the overall profitability of the Company.

EBIT is determined as follows from the combined and consolidated statements of operations, without adjustment to the U.S. GAAP amounts presented:

		2004	2005	2006

Net (loss) income		(79)	18	74
Adjust:	Income tax expense	211	86	114
	Interest expense, net	30	7	25

EBIT		162	111	213

QIMONDA AG AND SUBSIDIARIES

Notes to the Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

The above EBIT results differ from the Memory Products segment results previously reported by Infineon, primarily due to allocations of Infineon corporate expenses (reported by Infineon as part of its Corporate and Reconciliation segment), since they arise from corporate directed decisions not within the direct control of segment management, which have been reallocated to the Company for purposes of preparing the accompanying combined and consolidated financial statements on a stand-alone basis.

33.  Subsequent Events

On October 10, 2006 Infineon joined the other defendants in fling motions to dismiss several of the claims alleged in the two actions filed by the state attorneys general. On October 23, 2006 the New York case was made part of the MDL proceedings.

On October 11, 2006 the plaintiffs in the securities class action filed an amended complaint within the period set by the court.

On October 3, 2006 a number of individuals and entities gave notice that they were opting out of the Direct U.S. Purchaser Class and settlements. However, apart from Unisys Corporation and Honeywell International, Inc., none of the other opt-outs has filed suit against Infineon. On November 1, 2006 the District Court for the Northern District of California approved the settlement with the Direct U.S. Purchaser Class.

During October 2006, the Taiwanese authorities granted an exemption to Infineon to transfer the Inotera shares, which is expected to be finalized during the three months ending December 31, 2006.

On November 13, 2006 the Company sold its investment in Ramtron through a private placement. As a result of the sale, the company expects to record a gain of €3 during the three months ending December 31, 2006.

On November 13, 2006, Infineon’s lawsuit against the insurance carrier of its directors’ and officers’ insurance, which has denied coverage in the securities class action, was dismissed. Infineon intends to file an appeal against this dismissal.

Qimonda AG and Subsidiaries

Condensed Combined and Consolidated Statements of Operations (Unaudited)
For the three months ended June 30, 2006 and 2007
(in millions, except for share data)

		June 30,	June 30,	June 30,
	Notes	2006	2007	2007
		(€ millions)	(€ millions)	($ millions)

Net sales:
Third parties		972	740	1,000
Related parties	13	5	—	—

Total net sales	17	977	740	1,000

Cost of goods sold		(762)	(964)	(1,303)

Gross profit (loss)		215	(224)	(303)

Research and development expenses		(110)	(98)	(132)
Selling, general and administrative expenses		(48)	(48)	(65)
Other operating income, net		1	4	5

Operating income (loss)		58	(366)	(495)

Interest (expense) income, net	13	(6)	1	1
Equity in earnings of associated companies		11	38	51
Gain on associated company share issuance		30	—	—
Other non-operating income, net		3	6	8
Minority interests		(2)	(1)	(1)

Income (loss) before income taxes		94	(322)	(436)

Income tax (expense) benefit	3	(40)	104	141

Net income (loss)		54	(218)	(295)

Basic and diluted earnings (loss) per share	4	0.18	(0.64)	(0.86)

See accompanying notes to the unaudited condensed combined and consolidated financial statements.

Qimonda AG and Subsidiaries

Condensed Combined and Consolidated Statements of Operations (Unaudited)
For the nine months ended June 30, 2006 and 2007
(in millions, except for share data)

		June 30,	June 30,	June 30,
	Notes	2006	2007	2007
		(€ millions)	(€ millions)	($ millions)

Net sales:
Third parties		2,561	2,897	3,917
Related parties	13	22	—	—
Total net sales	17	2,583	2,897	3,917

Cost of goods sold		(2,158)	(2,572)	(3,477)

Gross profit		425	325	440

Research and development expenses		(325)	(291)	(393)
Selling, general and administrative expenses		(161)	(140)	(189)
Other operating (expenses) income, net		(13)	7	9

Operating loss		(74)	(99)	(133)

Interest (expense) income, net	13	(22)	4	5
Equity in earnings of associated companies		38	103	139
Gain on associated company share issuance		30	—	—
Other non-operating income, net		9	12	16
Minority interests		(5)	(4)	(5)

Income (loss) before income taxes		(24)	16	22

Income tax expense	3	(58)	—	—

Net (loss) income		(82)	16	22

Basic and diluted (loss) earnings per share	4	(0.27)	0.05	0.06

See accompanying notes to the unaudited condensed combined and consolidated financial statements.

Qimonda AG and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)
As of September 30, 2006 and June 30, 2007

		September 30,	June 30,	June 30,
	Notes	2006	2007	2007
		(€ millions)	(€ millions)	($ millions)

Assets:
Current assets:
Cash and cash equivalents		932	629	850
Marketable securities		138	263	356
Trade accounts receivable, net	5	803	364	492
Inventories	6	622	600	811
Deferred income taxes	3	47	27	37
Other current assets		265	302	407

Total current assets		2,807	2,185	2,953

Property, plant and equipment		2,080	2,129	2,878
Long-term investments	7	636	681	921
Deferred income taxes	3	160	200	270
Other assets		178	169	228

Total assets		5,861	5,364	7,250

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	9, 13	344	21	28
Trade accounts payable	8	712	679	918
Accrued liabilities		160	146	197
Deferred income taxes	3	18	18	24
Other current liabilities		245	242	327

Total current liabilities		1,479	1,106	1,494

Long-term debt	9	151	128	173
Deferred income taxes	3	36	34	46
Other liabilities		324	288	389

Total liabilities		1,990	1,556	2,102

Shareholders’ equity:
Ordinary share capital		684	684	925
Additional paid-in capital		3,097	3,113	4,209
Retained earnings		224	240	324
Accumulated other comprehensive loss	11	(134)	(229)	(310)

Total shareholders’ equity		3,871	3,808	5,148

Total liabilities and shareholders’ equity		5,861	5,364	7,250

See accompanying notes to the unaudited condensed combined and consolidated financial statements.

Qimonda AG and Subsidiaries

Condensed Combined and Consolidated Statements of Business/Shareholders’ Equity (Unaudited)
For the nine months ended June 30, 2006 and 2007
(euro in millions, except for share data)

						Investments
						by and	Foreign	Additional	Unrealized
				Additional		advances	currency	minimum	gain/(loss)
		Issued Ordinary shares		paid-in	Retained	from	translation	pension	on
	Notes	Shares	Amount	Capital	earnings	Infineon	adjustment	liability	securities	Total
		(millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)	(€ millions)

Balance as of October 1, 2005		—	—	—	—	3,034	(66)	(1)	—	2,967

Transfer of development center to Infineon	12	—	—	—	—	(10)	—	—	—	(10)
Net investments by and advances from Infineon prior to May 1, 2006		—	—	—	—	493	—	—	—	493
Net loss prior to May 1, 2006		—	—	—	—	(150)	—	—	—	(150)
Contribution to capital and issuance of shares on initial Formation as of May 1, 2006		300	600	2,772	—	(3,372)	—	—	—	—
Stock-based compensation	10	—	—	1	—	5	—	—	—	6
Net income since May 1, 2006		—	—	—	68	—	—	—	—	68
Other comprehensive (loss) income	11	—	—	—	—	—	(29)	(6)	2	(33)

Balance as of June 30, 2006		300	600	2,773	68	—	(95)	(7)	2	3,341

Balance as of October 1, 2006		342	684	3,097	224	—	(132)	(2)	—	3,871

Contribution by Infineon	1	—	—	12	—	—	—	—	—	12
Net income		—	—	—	16	—	—	—	—	16
Stock-based compensation	10	—	—	4	—	—	—	—	—	4
Other comprehensive loss	11	—	—	—	—	—	(90)	—	(5)	(95)

Balance as of June 30, 2007		342	684	3,113	240	—	(222)	(2)	(5)	3.808

See accompanying notes to the unaudited condensed combined and consolidated financial statements.

Qimonda AG and Subsidiaries

Condensed Combined and Consolidated Statements of Cash Flows (Unaudited)
For the nine months ended June 30, 2006 and 2007

		June 30,	June 30,	June 30,
	Notes	2006	2007	2007
		(€ millions)	(€ millions)	($ millions)

Net (loss) income		(82)	16	22
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Depreciation and amortization		524	496	671
Allowance for doubtful accounts	5	5	(5)	(7)
Gain on sales of business interests		—	(2)	(3)
Gain (Loss) on sales of long-term assets		—	(2)	(3)
Equity in earnings of associated companies		(38)	(103)	(139)
Gains on associated company share issuance		(30)	—	—
Stock-based compensation	10	6	4	5
Minority interests		5	5	7
Deferred income taxes	3	23	(9)	(12)
Due to changes in operating assets and liabilities:
Trade accounts receivable	5	(170)	421	569
Inventories	6	(196)	12	16
Other current assets		(27)	1	1
Trade accounts payable	8	88	(27)	(37)
Accrued liabilities		45	(10)	(14)
Other current liabilities		24	(4)	(5)
Other assets and liabilities		(116)	(24)	(32)
Net cash provided by operating activities		61	769	1,039

Cash flows from investing activities:
Purchases of marketable securities available for sale		(168)	(147)	(199)
Proceeds from marketable securities available for sale		—	16	22
Purchases of business interests		(3)	—	—
Proceeds from disposal of business interests and dividends	7	—	27	37
Purchases of intangible assets		(6)	(24)	(32)
Purchases of property, plant and equipment		(571)	(601)	(813)
Proceeds from sales of long-term assets		23	5	7

Net cash used in investing activities		(725)	(724)	(978)

Cash flows from financing activities:
Decrease in short-term debt due Infineon	9	(54)	(344)	(465)
Increase (decrease) in financial payables due related parties	13	(12)	(5)	(7)
Decrease in financial receivables from related parties		—	—	—
Proceeds from issuance of long-term debt	9	44	—	—
Dividend payments to minority shareholders		(5)	(6)	(8)
Investments by and advances from Infineon	1	493	12	16

Net cash provided by (used in) financing activities		466	(343)	(464)

Effect of foreign exchange rate changes on cash and cash equivalents		4	(5)	(7)
Net decrease in cash and cash equivalents		(194)	(303)	(410)
Cash and cash equivalents at beginning of year		632	932	1,260

Cash and cash equivalents at end of period		438	629	850

See accompanying notes to the unaudited condensed combined and consolidated financial statements.

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
(euro in millions, except where otherwise stated)

1.	Description of Business, Formation and Basis of Presentation

Description of Business

Qimonda AG and its subsidiaries (collectively, the “Company” or “Qimonda”) is one of the world’s leading suppliers of semiconductor memory products. It designs memory technologies and develops, manufactures, markets and sells a large variety of memory products on a module, component and chip level. Qimonda has operations, investments and customers located mainly in Europe, Asia and North America. The Company is a majority owned subsidiary of Infineon Technologies AG (“Infineon”). The financial year-end for the Company is September 30.

Formation

Effective May 1, 2006, substantially all the memory products-related assets and liabilities, operations and activities of Infineon (the “Memory Products business”) were contributed to the Company (the “Formation”). In conjunction with the Formation the Company entered into a contribution agreement and various other service agreements with Infineon. In cases where physical contribution (ownership transfer) of assets and liabilities were not feasible or cost effective, the monetary value was transferred in the form of cash or debt.

On August 9, 2006 the Company completed its IPO on the New York Stock Exchange through the issuance of 42 million ordinary shares, which are traded as American Depositary Shares (ADSs) under the symbol “QI”. In addition, Infineon sold 6.3 million shares upon exercise of the underwriters’ over-allotment option. As a result, Infineon’s ownership interest in the Company decreased to 85.9%.

At the Formation the Company’s operations in Japan and Korea were initially held in trust for Qimonda’s benefit by Infineon until the legal transfer to Qimonda takes place. The Company’s Korea operations were legally transferred to Qimonda in October 2006. Infineon transferred the Japan operations into a separate legal entity and contributed additional equity of €12 during the three months ended December 31, 2006. In the three months ended June 30, 2007 Infineon transferred the ownership of the Japan entity to Qimonda (see note 18). The Company’s investment in Inotera Memories Inc. (“Inotera”), previously held in trust by Infineon, was transferred to Qimonda in March 2007 (see note 7). The Company’s investments in Advanced Mask Technology Center GmbH & Co. (“AMTC”) and Maskhouse Building Administration GmbH & Co. KG (“BAC”) are intended to be transferred by Infineon after approval by the other shareholders in the venture, although pursuant to the AMTC and BAC limited partnership agreement, such consent may not be unreasonably withheld. The accompanying financial statements include the results of operations of these activities for all periods presented.

  Basis of Presentation

The accompanying condensed combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The accompanying financial statements are condensed, because certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In addition, the condensed consolidated balance sheet as of September 30, 2006 was derived from audited financial statements and condensed for comparative purposes. In the opinion of management, the accompanying condensed combined and consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying condensed combined and consolidated financial statements should be read in conjunction with the audited combined and consolidated financial statements for the year ended September 30, 2006. The accounting policies applied in preparing the accompanying condensed combined financial statements are consistent with those for the year ended September 30, 2006 (see note 2).

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

The accompanying combined and consolidated financial statements are presented on a combined basis for periods prior to the Formation and on a consolidated basis for all periods thereafter.

Periods prior to the Formation are presented on a “carve-out” basis and comprise the combined historical financial statements of the transferred Memory Products business assuming that the Company had existed as a separate legal entity. These combined financial statements have been derived from the consolidated financial statements and historical accounting records of Infineon, employing the methods and assumptions set forth below. Substantially all of the assets, liabilities, operations and activities of the Memory Products business are those that comprised the Memory Products segment of Infineon during the financial periods presented prior to the Formation.

All amounts herein are shown in millions of euro (or “€”) except where otherwise stated. The accompanying balance sheet as of June 30, 2007, and the statements of operations and cash flows for the periods then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.3520, the Federal Reserve noon buying rate on June 29, 2007, the last currency trading day in June 2007.

Statements of Operations

Through the Formation, the combined statements of operations were prepared on a carve-out basis and reflect all revenues and expenses that are attributable to the Memory Products business. Operating expenses or revenues of the Memory Products business specifically identified as pertaining to the Memory Products business were charged or credited directly to it without allocation or apportionment. This is the case for all of the revenues appearing on the combined statements of operations. Operating expenses that Infineon incurred were allocated to the Memory Products business to the extent that they were related and indirectly attributable to it.

In connection with the Formation, the Company entered into several service agreements with Infineon. As a result, costs are no longer allocated after the Formation, but rather charged on the basis of these agreements (see note 13). Allocations from Infineon during April 2006 and the seven months ended April 30, 2006 before the Formation are reflected in the combined statements of operations as follows:

	Three months	Nine months
	ended	ended
	June 30,	June 30,
	2006	2006

Cost of goods sold	7	111
Research and development expenses	2	17
Selling, general and administrative expenses	9	75

	18	203

For periods prior to the Formation, the income tax expense reflected in the accompanying combined and consolidated financial statements has been calculated as if the Company had filed separate tax returns for each of the years presented. The Company’s future effective tax rate after the Formation may differ from those indicated in the accompanying condensed combined and consolidated financial statements prior to the Formation.

Investments by and Advances from Infineon

Because a direct ownership relationship did not exist among the various entities comprising the Memory Products business prior to the Formation, Infineon’s investments in and advances to the Memory Products business represent Infineon’s interest in the recorded net assets of the Memory Products business, and are shown as business equity in lieu of shareholder’s equity in the combined financial statements. Prior to the Formation, net income (loss) of the Memory Products business forms part of business equity (investments by and advances from Infineon). Subsequent to the Formation net income (loss) is attributed to retained earnings since the Company exists as a separate legal entity. The effects of equity transactions prior to the Formation are included in “Investments by and

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

advances from Infineon” in the accompanying combined and consolidated financial statements. At the Formation, net investments by and advances from Infineon were contributed to the company as equity, which is reflected as share capital and as additional paid in capital in the accompanying condensed combined and consolidated statement of business/shareholders’ equity. All inter-company transactions, including purchases of inventory, charges and cost allocations for facilities, functions and services performed by Infineon for the Memory Products business are reflected in this amount.

Estimates

The preparation of the accompanying condensed combined and consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent amounts and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ materially from such estimates made by management. In addition, due to the significant relationship between Infineon and the Company, the terms of the carve-out transactions, the allocations and estimations of assets and liabilities and of expenses and other transactions between the Memory Products business and Infineon may not be the same as those that would have resulted from transactions among unrelated third parties. Management believes that the assumptions underlying the condensed combined and consolidated financial statements are reasonable. However, these transactions, allocations and estimates may not be indicative of actual results that would have been obtained if the Company had operated on a stand-alone basis, nor are they indicative of future transactions or of the expenses or results of operations of the Company. In addition, the process of preparing the condensed combined and consolidated financial statements does not permit the revaluation of historical transactions to attempt to introduce an arms’-length relationship where one did not exist at the time. Management believes that it is not practicable to estimate what the actual costs of the Company would have been on a stand-alone basis if it had operated as an unaffiliated entity. Rather than allocating the expenses that Infineon actually incurred on behalf of the Memory Products business, management would have had to choose from a wide range of estimates and assumptions that could have been made regarding joint overhead, joint financing, shared processes and other matters. Any of these assumptions may have led to unreliable results and would not have been more useful as an indicator of historical business development and performance than the methods employed in preparing the condensed combined and consolidated financial statements.

2.	Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces the Accounting Principles Board (“APB”) Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. The Company adopted SFAS No. 154 on October 1, 2006. The adoption of SFAS No. 154 did not have a significant impact on the Company’s consolidated financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation 48, “Accounting for Income Tax Uncertainties” which defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more-likely-than-not” to be sustained by the taxing authority. The recently issued literature also provides guidance on the de-recognition measurement and classification of income tax uncertainties, along with any related interest and penalties. Interpretation No. 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. Interpretation No. 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of Interpretation No. 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

balance of retained earnings. The Company is in the process of determining the impact, if any, that the adoption of Interpretation No. 48 will have on its consolidated financial position and results of operations.

In September 2006, the FASB released SFAS No. 157, “Fair Value Measurements”, which provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The standard also responds to investors’ requests for more information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for financial years beginning after November 15, 2007, and interim periods within those financial years. SFAS No. 157 is effective for the Company for financial years beginning after October 1, 2008, and interim periods within those financial years. The Company is in the process of evaluating the impact that the adoption of SFAS No. 157 will have on its consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132®”, which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization (“Recognition Provision”). SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions (“Measurement Date Provision”). The Company currently measures the funded status of its plans annually on June 30. The Recognition Provision of SFAS No. 158 is effective for the Company as of the end of the fiscal year ending September 30, 2007, and the Measurement Date Provision is effective for the Company as of the end of the fiscal year ending September 30, 2009. As of September 30, 2006 the application of the Recognition Provision of SFAS No. 158 would have resulted in an increase in other long-term liabilities of €7, an increase in non-current deferred tax assets of €3 and an increase in accumulated other comprehensive loss of €4. The Company does not expect the application of the Measurement Date Provision of SFAS No. 158 annually on September 30 to have a significant impact on its results of operations or financial position.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB No. 108 requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the year of adoption. SAB No. 108 is effective for fiscal years ending on or after November 15, 2006, with earlier adoption encouraged. The Company does not expect that the adoption of SAB No. 108 will have a significant impact on its consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”. SFAS No. 159 permits entities to choose to measure certain financial assets and liabilities and other eligible items at fair value, which are not otherwise currently required to be measured at fair value. Under SFAS No. 159, the decision to measure items at fair value is

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

made at specified election dates on an irrevocable instrument-by-instrument basis. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront cost and fees associated with the item for which the fair value option is elected. Entities electing the fair value option are required to distinguish on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. If elected, SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with earlier adoption permitted provided that the entity also early adopts all of the requirements of SFAS No. 157. The Company is currently evaluating whether to elect the option provided for in this standard.

3.	Income Taxes

Income (loss) before income taxes and minority interests is attributable to the following geographic locations for the three and nine months ended June 30, 2006 and 2007:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Germany	45	(190)	(159)	(86)
Foreign	51	(131)	140	106

Total	96	(321)	(19)	20

Income tax benefit (expense) for the three and nine months ended June 30, 2006 and 2007 is as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Current taxes:
Germany	(20)	27	(19)	(9)
Foreign	(2)	50	(16)	—

	(22)	77	(35)	(9)

Deferred taxes:
Germany	(14)	1	(15)	(7)
Foreign	(4)	26	(8)	16

	(18)	27	(23)	9

Income tax (expense) benefit	(40)	104	(58)	—

In the three and nine months ended June 30, 2007, the Company’s effective tax rate was lower than the combined German statutory tax rate of 39%. This resulted from income in jurisdictions with lower than average corporate tax rates, tax credits, and valuation allowances. In the three and nine months ended June 30, 2006, the effective tax rate did not fully reflect the income and loss, respectively, for the period due to deferred tax benefits that could not be recognized, because for certain jurisdictions losses prior to the Formation could not be used to offset taxable income after the Formation.

In July 2007 the German legislature passed the Corporate Tax Reform Act 2008. This bill introduces several changes to the taxation of German business activities, including a reduction of the combined statutory corporate and trade tax rate in Germany from approximately 39% to 30%. If the bill is enacted into law, most of the changes would come into effect for the Company’s 2008 financial year. Upon enactment, which could be during the three months

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

ending September 30, 2007, the Company would record the reduction in value of its deferred tax assets in Germany at that date as tax expense.

In China, as a result of enacted tax reform legislation, a new uniform income tax regime will become effective from January 1, 2008. The Company incorporated these changes in its effective and deferred tax rate which did not have a material impact for the three and nine months ended June 30, 2007.

4.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the year.

In connection with the Formation, the ordinary shares outstanding were increased to 300 million owned by Infineon (see note 1). Accordingly, all applicable references to the number of ordinary shares and per share information for periods prior to the Formation have been restated to reflect the 300 million ordinary shares outstanding. On August 9, 2006 the Company completed its IPO on the New York Stock Exchange through the issuance of 42 million ordinary shares, which are traded as American Depositary Shares (ADSs).

The Company did not have any potentially dilutive instruments outstanding for the three and nine months ended June 30, 2006. On November 24, 2006 the Company granted 1.9 million stock options pursuant to the Qimonda Stock Option Plan (see note 10). None of these options were dilutive to EPS for the three and nine months ended June 30, 2007. According to the provisions of FAS 123®the Company accounts for potentially dilutive effects from this stock-based compensation program.

The computation of basic and diluted EPS for the three and nine months ended June 30, 2006 and 2007 is as follows (shares in million):

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Numerator:
Income (loss) available to ordinary shareholders	54	(218)	(82)	16
Denominator:
Weighted-average shares outstanding — basic	300.0	342.0	300.0	342.0
Effect of dilutive instruments	—	—	—	—

Weighted-average shares outstanding — diluted	300.0	342.0	300.0	342.0

Earnings (loss) per share (in euro):
Basic and diluted	0.18	(0.64)	(0.27)	0.05

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

5.	Trade Accounts Receivable, net

Trade accounts receivable at September 30, 2006 and June 30, 2007 consist of the following:

	as of	as of
	September 30,	June 30,
	2006	2007

Third party — trade	764	359
Infineon group — trade (note 13)	61	11
Trade accounts receivable, gross	825	370
Allowance for doubtful accounts	(22)	(6)

Trade accounts receivable, net	803	364

6.	Inventories

Inventories at September 30, 2006 and June 30, 2007 consist of the following:

	as of	as of
	September 30,	June 30,
	2006	2007

Raw materials and supplies	54	60
Work-in-process	432	336
Finished goods	136	204

Total inventories	622	600

7.	Long-term Investments

In connection with the Formation, Infineon and Qimonda entered into a trust agreement under which Infineon placed the Inotera shares in trust for the Company until the shares could legally be transferred. In March 2007, the Inotera shares (except for a portion representing less than 1% of the total shares) were transferred to Qimonda. The Inotera shares remain subject to Taiwanese lock-up provisions related to the Inotera IPO through January 2008, after which the remaining shares are to be transferred to Qimonda.

If Infineon were to reduce its shareholding in the Company to a minority level before the earlier of the fifth anniversary of the Formation and the achievement of early mass production using 58nm process technology at its manufacturing site in Dresden, the joint venture agreement with Nanya, as amended, could require Qimonda to transfer these Inotera shares to Infineon. The Company agreed with Infineon that, in this event, it would retransfer the Inotera shares back to the trust. The trust agreement provides for Infineon to again hold the Inotera shares in trust for Qimonda until they could be retransferred back to the Company.

Hwa-Keng, a Taiwanese company, was formed for the purpose of facilitating the distribution of Inotera shares to Inotera’s employees. As a result of the Inotera IPO, Hwa-Keng’s business purpose has been fulfilled and therefore it has been dissolved. The dissolution did not have a significant financial impact on the Company.

The limited partnership agreement relating to AMTC and BAC requires prior written consent from the other partners, AMD and Toppan, before Infineon can assign its partnership interest. In the case of a transfer to an affiliate, such as Qimonda, the consent may not be unreasonably withheld, but the interest must be transferred back to Infineon should Infineon cease to be the majority shareholder. Infineon is currently in the process of negotiating with AMD and Toppan with the goal of reaching an agreement that would allow the Company to retain the interest even if Infineon ceases to be the majority shareholder.

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

On November 13, 2006 the Company sold its investment in Ramtron through a private placement. As a result of the sale, the Company recorded a gain of €2 as part of other non-operating income during the three months ended December 31, 2006.

8.	Trade Accounts Payable

Trade accounts payable at September 30, 2006 and June 30, 2007 consist of the following:

	as of	as of
	September 30,	June 30,
	2006	2007

Third party — trade	565	549
Infineon group — trade (note 13)	71	54
Associated and Related Companies — trade (note 13)	76	76

Total	712	679

9.	Debt

Debt at September 30, 2006 and June 30, 2007 consists of the following:

	as of	as of
	September 30,	June 30,
	2006	2007

Short-term debt and current maturities:
Loans from Infineon	344	—
Current maturities of long-term debt, weighted average interest rate 4.36%	—	21

Total short-term debt and current maturities	344	21

Long-term debt:
Unsecured term bank loan, rate weighted average interest 4.36%, due 2013	124	103
Notes payable to governmental entity, weighted average interest rate 5.15%, due 2027	27	25

Total long-term debt	151	128

The Company fully repaid its short-term loan from Infineon of €344 during the nine months ended June 30, 2007, of which €48 during the three months ended June 30, 2007.

The Company has a multicurrency revolving loan facility in an aggregate principal amount of €250. As of June 30, 2007, no amounts were outstanding under this facility and the Company was in compliance with the facility’s covenants. The Company can also draw, for short term purposes, on the working capital lines it maintains in several locations in an aggregate amount of €166. There were no amounts outstanding under these facilities as of June 30, 2007.

10.	Stock-based Compensation

  Infineon Stock Option Plans

In periods prior to the Formation, certain of the Company’s employees were granted Infineon stock options as Infineon employees pursuant to Infineon’s stock option plans. The aggregate number of such options outstanding

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

were 11.7 million and 10.0 million (of which 6.5 million and 6.8 million were exercisable) as of June 30, 2006 and June 30, 2007, respectively. If such options are exercised, the employees are to be given Infineon shares in exchange for payment of the exercise price to Infineon. Accordingly, such options do not represent potential dilutive instruments to the Company.

  Fair value disclosures of Infineon Stock Option Plans

Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method, and accounts for stock option grants to its employees under the Infineon stock option plans according to the fair value method of SFAS No. 123 (revised 2004) from that date.

The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. Prior to the adoption of SFAS No. 123 (revised 2004), the Company relied on historical volatility measures when estimating the fair value of stock options granted to employees. Following the implementation of SFAS No. 123 (revised 2004), Infineon uses a combination of implied volatilities from traded options on Infineon’s stock and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted is estimated based on historical experience. Beginning on the date of adoption of SFAS No. 123 (revised 2004), forfeitures are estimated based on historical experience; prior to the date of adoption, forfeitures were recorded as they occurred. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. Infineon has not granted stock options to Qimonda employees after March 1, 2006.

The following weighted-average assumptions were used in the Black-Scholes option-pricing model for options granted during the period indicated:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Weighted-average assumptions:
Risk-free interest rate	—	—	3.08%	—
Expected volatility	—	—	43%	—
Dividend yield	—	—	0%	—
Expected life in years	—	—	5.07	—
Weighted-average fair value per option at grant date in euro	—	—	€3.19	—

  Qimonda Stock Option Plan

On November 24, 2006, the Company granted 1,899,200 Qimonda stock options to employees and the management board of the Company. In addition, the supervisory board received 30,000 stock appreciation rights with the same conditions as Qimonda stock options, except that they can only be settled in cash if exercised, which results in their classification as a liability. The option rights may be exercised within six years after their grant, but not before the expiration of a vesting period that will be at least three years from the grant date. The exercise of each option is subject to the condition that the performance of the Company’s ADSs on the New York Stock Exchange exceeds that of the Philadelphia Semiconductor Sector (SOX) Index on at least three consecutive days.

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

  Fair value disclosures of Qimonda Stock Option Plan

A summary of the status of the Qimonda Stock Option Plan (SOP) as of June 30, 2007, and changes during the nine months then ended is presented below (options in millions, exercise price in U.S. dollars, fair value in euro):

			Weighted-	Weighted-
		Weighted-	average	average
	Number of	average	remaining life	grant date
	options	exercise price	(in years)	fair value

Outstanding at beginning of period	—	—	—	—
Granted	1.9	$15.97	6.00	€3.23
Exercised	—	—	—	—
Forfeited and expired	—	—	—	—
Outstanding at end of period	1.9	$15.97	5.41	€3.23
Vested during the period	—	—	—	—
Expected to ultimately vest at end of period	1.9	$15.97	5.41	€3.23
Exercisable at end of period	—	—	—	—

The fair value of each option grant is estimated on the grant date using a specific Monte Carlo simulation based option-pricing model. This model accounts for vesting conditions relating to the SOX Index and its impact on fair value. Following the implementation of SFAS No. 123(R), the Company uses a combination of implied and historical volatilities from traded options on the Company’s peer group when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The peer group is a group of publicly listed companies deemed to reflect fundamentals of the Company’s stock. Forfeitures are estimated based on historical experience. The expected life and expected vesting period of options granted are estimated based on the simulation. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option.

The following assumptions were used in the Monte Carlo simulation to determine the fair value of options granted during the period:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Weighted-average assumptions:
Risk-free interest rate	—	—	—	4.62%
Expected volatility, underlying ADS	—	—	—	45%
Expected volatility, SOX Index	—	—	—	29%
Forfeiture rate, per year	—	—	—	3.40%
Dividend yield	—	—	—	0%
Expected life in years	—	—	—	4.62
Weighted-average fair value per option at grant date in euro	—	—	—	€3.23

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

  Stock-Based Compensation Expense

Stock-based compensation expenses for the Infineon and the Qimonda SOP were allocated as follows for the three and nine months ended June 30, 2006 and 2007:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Compensation expense recognized:
Cost of sales	—	—	2	2
Selling, general and administrative expenses	1	—	3	1
Research and development expense	—	1	1	1

Total stock-based compensation expense	1	1	6	4

Related to:
Infineon Stock Options:	1	—	6	3
Qimonda Stock Options:	—	1	—	1

The amount of stock-based compensation cost which was capitalized and remained in inventories during the period ended June 30, 2007 was immaterial. Stock-based compensation expense does not reflect income tax benefits, since stock options are primarily granted in tax jurisdictions where the expense is not deductible for tax purposes. In addition, stock-based compensation expense did not have a cash flow effect during the nine months ended June 30, 2007, since no exercises of stock options occurred during the period. As of June 30, 2007, for Infineon related stock options there was a total of €4 in unrecognized compensation expense related to unvested stock options which is expected to be recognized over a remaining total period of 2.75 years, and for Qimonda related stock options there was a total of €4 in unrecognized compensation expense related to unvested stock options which is expected to be recognized over a remaining total period of 2.41 years.

As noted above, options on Infineon stock do not represent potential dilutive instruments for Qimonda AG and accordingly, they have no impact on diluted earnings (loss) per share (see note 4). The Qimonda stock options did not cause a dilutive effect in the period ended June 30, 2007 (see note 4).

11.	Other Comprehensive Loss

The changes in the components of other comprehensive (loss) income for the three and nine months ended June 30, 2006 and 2007 are as follows:

	Three months ended			Three months ended
	June 30, 2006			June 30, 2007
		Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net

Accumulated other comprehensive (loss) income — beginning of period	(75)	1	(74)	(208)	2	(206)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(22)	—	(22)	(21)	—	(21)
Additional minimum pension liability	(7)	1	(6)	—	—	—
Unrealized income (loss) on securities	2	—	2	(2)	—	(2)

Accumulated other comprehensive (loss) income — end of period	(102)	2	(100)	(231)	2	(229)

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

	Nine months ended			Nine months ended
	June 30, 2006			June 30, 2007
		Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net

Accumulated other comprehensive (loss) income — beginning of period	(68)	1	(67)	(136)	2	(134)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(29)	—	(29)	(90)	—	(90)
Additional minimum pension liability	(7)	1	(6)	—	—	—
Unrealized (loss) income on securities	2	—	2	(5)	—	(5)

Accumulated other comprehensive (loss) income — end of period	(102)	2	(100)	(231)	2	(229)

12.	Supplemental Cash Flow Information

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Cash paid for:
Interest to Infineon	7	—	25	12
Interest to third parties	1	1	3	4
Income taxes	6	16	27	63
Non-cash financing activities:
Distribution to Infineon	—	—	10	—

Effective October 1, 2005 Infineon transferred the development center in France from the Memory Products business to the Logic business of Infineon. The net book value of €10 was reflected as a non-cash reduction to business equity as of October 1, 2005.

13.	Related Parties

The Company has transactions in the normal course of business with Infineon group companies, Siemens group companies and with Related and Associated Companies (together, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from and sells certain of its products to Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up. Contributions by Infineon in connection with the Formation and allocations by Infineon prior to that date are explained in note 1. On April 3, 2006, Siemens disposed of its remaining shareholding in Infineon. Transactions between Qimonda and Siemens subsequent to this date are no longer reflected as Related Party transactions.

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Related Party receivables at September 30, 2006 and June 30, 2007 consist of the following:

	As of	As of
	September 30,	June 30,
	2006	2007

Current:
Infineon group — trade (note 5)	61	11
Associated and Related Companies — trade (note 5)	—	—
Associated and Related Companies — financial and other	—	1
Employee receivables	2	2

Total Related Party receivables	63	14

Related Party payables at September 30, 2006 and June 30, 2007 consist of the following:

	As of	As of
	September 30,	June 30,
	2006	2007

Current:
Infineon group — trade (note 8)	71	54
Associated and Related Companies — trade (note 8)	76	76
Infineon group — financial and other	9	—

Total Related Party payables	156	130

Related Party debt at September 30, 2006 and June 30, 2007 consists of the following:

	As of	As of
	September 30,	June 30,
	2006	2007

Short-term debt:
Loans from Infineon (note 9)	344	—

Total Related Party debt	344	—

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Transactions with Related Parties during the three and nine months ended June 30, 2006 and 2007, include the following:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Sales to Related Parties:
Siemens group companies	—	—	17	—

Infineon group companies	2	—	2	—

Associated and Related Companies	3	—	3	—

	5	—	22	—

Purchases from Related Parties:
Siemens group companies	—	—	4	—
Infineon group companies	431	78	567	239
Associated and Related Companies	92	118	290	404

	523	196	861	643

Interest income from (expense to) Infineon group companies:
Interest income from Infineon group companies	1	—	8	—
Interest expense to Infineon group companies	(7)	—	(25)	(8)

Purchases from Infineon during the three and nine months ended June 30, 2006 and 2007 principally relate to products purchased from the 200mm front-end manufacturing facility located in Dresden, Germany (the “Dresden 200mm Fab”) and are based on Infineon’s cost plus a margin.

Also included in purchases from Infineon are purchased services under several service agreements entered into with Infineon in conjunction with the Formation. These include general support services (including sales support, logistics services, purchasing services, human resources services, facility management services, patent support, finance, accounting and treasury support, legal services and strategy services), R&D services and IT services. Transactions under these agreements subsequent to the Formation during the two months ended June 30, 2006 and during the three and nine months ended June 30, 2007, respectively, are reflected in the accompanying statements of operations as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Cost of goods sold	9	3	9	11
Research and development expenses	2	7	2	22
Selling, general and administrative expenses	4	4	4	13

	15	14	15	46

In connection with the Formation, the Company entered into a global service agreement with Infineon, whereby the parties intend to provide standard support services to one another based on actual costs plus a margin of 3%. The Company and Infineon have also entered into a research and development services agreement for the provision of research and development services between the parties based on actual cost plus a margin of 3%.

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

Under the master information technology cost sharing agreement, Infineon and the Company generally agree to share costs of a variety of information technology services provided by one or both parties in the common interest and for the common benefit of both parties. In general, the parties agree to share the fixed costs of the services provided (accounting for approximately 53% of total costs) roughly equally and to share variable costs in a manner that reflects each party’s contribution to those costs. Under the master information technology service agreement, Infineon and the Company agree to provide information technology services to one another. In general, under all of these agreements, the service recipient pays a fee based on actual or estimated total costs incurred plus a margin of 3% for the period from October 1, 2006 to September 30, 2007 and thereafter as mutually agreed from year to year.

Dresden 200mm Fab

In April 2006, Infineon and Qimonda entered into an agreement for the production of wafers in the Dresden 200mm Fab. Pursuant to the agreement, Infineon has agreed to manufacture certain specified semiconductor memory products at the Dresden 200mm Fab, using the Company’s manufacturing technologies and masks, and to sell them to the Company at fixed prices specified in the agreement. The Company is required under this agreement to pay for idle costs resulting from its purchasing fewer wafers from Infineon than agreed upon, if Infineon cannot otherwise utilize the capacity. The Company is obliged to indemnify Infineon against any third party claims based on or related to any products manufactured for the Company under this agreement. In addition, the Company is required to indemnify Infineon against any intellectual property infringement claims related to the products covered by the agreement. On January 26, 2007 Qimonda and Infineon extended their agreement for the production of wafers in the Dresden 200mm Fab through September 30, 2009.

In addition, in the contribution agreement Infineon and Qimonda agreed to share equally any potential restructuring costs incurred in connection with the ramp down of production in the Dresden 200mm Fab. Restructuring costs may include severance payments and costs relating to lower levels of production in the Dresden 200mm Fab. Although no restructuring plan has been established or is currently anticipated, these costs could be material and adversely affect the Company’s financial condition and results of operations.

14.	Pension Plans

In February 2007, the Company established a uniform Qimonda Pension Plan for Germany (“Domestic plans”) with effect from October 1, 2006. The plan qualifies as a defined benefit plan and, accordingly, the change from the previous defined benefit plans is treated as a plan amendment pursuant to SFAS No. 87. The Company believes that the impact of this pension plan amendment on projected benefit obligations and net periodic pension costs is immaterial. The Company is in the process of measuring the pension obligations on its regular measurement date June 30, 2007 and will report the related effects, if any, in the three months ending September 30, 2007.

In foreign countries the Company’s employees participate in the pension plans of Infineon until they are transferred to the Company’s pension plans (collectively, “Foreign plans”). The pension costs and liabilities included in the accompanying combined and consolidated financial statements and presented below include the portion of the Infineon pension costs and liabilities that relate to the Company’s employees participating in the respective Infineon pension plans.

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

The components of net periodic pension cost for the three and nine months ended June 30, 2006 and 2007 are as follows:

	Three months ended				Nine months ended
	June 30,				June 30,
	2006		2007		2006		2007
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	Plans	Plans	Plans	Plans	Plans	Plans	Plans	Plans

Service cost	(1)	—	(1)	—	(4)	(1)	(4)	—
Interest cost	(1)	—	—	—	(2)	—	(2)	—
Expected return on plan assets	—	—	—	—	1	—	1	—

Net periodic pension cost	(2)	—	(1)	—	(5)	(1)	(5)	—

Qimonda contributed €0 and €1, respectively, to fund its pension plans during the three and nine months ended June 30, 2007. During the three and nine months ended June 30, 2006, the Company did not contribute funds to its pension plans for periods prior to the Formation.

15.	Financial Instruments

The Company periodically enters into financial instrument contracts, including foreign currency forward contracts and foreign currency options. The objective of these transactions is to reduce the impact of exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into financial instrument contracts for trading or speculative purposes.

Prior to the Formation, the financial instruments of the Company refer to those financial instruments that were specifically identified with the Memory Products business. Derivative contracts that Infineon entered into for group or corporate purposes were not allocated to the Memory Products business for purposes of the accompanying combined financial statements for periods prior to the Formation, because there was no reasonable allocation basis.

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

The euro equivalent notional amounts in millions and fair values of the Company’s outstanding foreign exchange derivative and other financial instruments as of September 30, 2006 and June 30, 2007 are as follows:

	As of September 30, 2006		As of June 30, 2007
	Notional		Notional
	amount	Fair value	amount	Fair value

Forward contracts sold:
U.S. dollar	168	(1)	507	4
Japanese yen	26	—	—	—
Forward contracts purchased:
U.S. dollar	17	—	—	—
Japanese yen	22	—	83	(3)
Singapore dollar	3	—	6	—
Malaysian ringgit	5	—	10	—
Other currencies	—	—	2	—
Currency options sold:
U.S. dollar Call	—	—	—	—
U.S. dollar Put	—	—	—	—
Currency options purchased:
U.S. dollar Call	—	—	—	—
U.S. dollar Put	—	—	—	—
Other	94	5	107	16

Fair value, net		4		17

Gains and losses on derivative financial instruments included in determining net income (loss), with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other non-operating income (expense), for the three and nine months ended June 30, 2006 and 2007 are as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Net gains (losses) from foreign currency derivatives and transactions	(11)	(3)	(5)	(11)

16.	Commitments and Contingencies

Contribution from Infineon

These contingencies described below were assigned to the Company pursuant to the contribution agreement entered into between Infineon and the Company in connection with the Formation.

Under the contribution agreement, the Company is required to indemnify Infineon, in whole or in part as specified below, for any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities Infineon incurs in connection with the matters described below.

The contribution agreement is based on the principle that all potential liabilities and risks in connection with legal matters existing as of the Formation date are generally to be borne by the business unit which caused the risk or liability or where the risk or liability arose. Except to the limited extent described below for the securities class

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

action litigation and the settled Tessera litigation (for which the Company has different arrangements), the Company has agreed to indemnify Infineon for all liabilities arising in connection with all legal matters specifically described below, including court costs and legal fees. Infineon will not settle or otherwise agree to any of these liabilities without the Company’s prior consent. Liabilities and risks relating to the securities class action litigation, including court costs, will be equally shared by Infineon and the Company, but only with respect to the amount by which the total amount payable exceeds the amount of the corresponding accrual that Infineon transferred to the Company at the formation. Infineon has agreed not to settle this lawsuit without the Company’s prior consent. Any expenses incurred in connection with the assertion of claims against the provider of directors’ and officers’ (D & O) insurance covering Infineon’s two current or former officers named as defendants in the suit will also be equally shared. The D & O insurance provider has so far refused coverage. The Company has agreed to indemnify Infineon for 80% of the court costs and legal fees relating to the recently settled litigation with Tessera.

The Company has further agreed to pay 60% of the total license fees payable by Infineon and the Company to which Infineon and the Company may agree in connection with two cases in which negotiations relating to licensing and cross-licensing were ongoing at the time of the Formation, one of which is still ongoing.

In accordance with the general principle that all potential risks or liabilities are to be borne by the entity which caused the risk or liability or where the risk or liability arose, the indemnification provisions of the contribution agreement include the following specific allocation keys with respect to claims or lawsuits arising after the Formation:

•	liabilities arising in connection with intellectual property infringement claims relating to memory products were fully allocated to the Company.

•	liabilities arising in connection with actual or alleged antitrust violations with respect to DRAM products were fully allocated to the Company.

Litigation

In September 2004, Infineon entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, Infineon agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. Infineon has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price fixing charges related to DRAM-product sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. Infineon has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from Infineon.

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against Infineon, its principal U.S. subsidiary and other DRAM suppliers.

Sixteen cases were filed between June 21, 2002 and September 19, 2002 in the following U.S. federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from various DRAM suppliers in the United States during a specified time period (the “Direct U.S. Purchaser Class”). The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct.

In September 2002, the Judicial Panel on Multi-District Litigation ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

proceedings as part of a Multi-District Litigation (“MDL”). On June 5, 2006, the Court issued an order certifying a direct purchaser class.

In September 2005, Infineon and its principal U.S. subsidiary entered into a definitive settlement agreement with counsel to the Direct U.S. Purchaser Class (subject to approval by the U.S. District Court for the Northern District of California and to an opportunity for individual class members to opt out of the settlement). The settlement agreement was approved by the court on November 1, 2006 and the court entered final judgment and dismissed the class action claims with prejudice on November 2, 2006. Under the terms of the settlement agreement Infineon agreed to pay approximately $21 million. In addition to this settlement payment, Infineon agreed to pay an additional amount if it is proven that sales of DRAM products to the settlement class after opt-outs during the settlement period exceeded $208.1 million. The Company would also be responsible for this payment. The additional amount payable would be calculated by multiplying the amount by which these sales exceed $208.1 million by 10.53%. The Company does not currently expect to pay any additional amount to the class. The Company has secured individual settlements with eight direct customers in addition to those OEMs identified by the DOJ.

On April 28, 2006, Unisys Corporation filed a complaint against Infineon and its principal U.S. subsidiary, among other DRAM suppliers, alleging state and federal claims for price fixing and seeking recovery as both a direct and indirect purchaser of DRAM. On May 5, 2006, Honeywell International, Inc. filed a complaint against Infineon and its principal U.S. subsidiary, among other DRAM suppliers, alleging a claim for price fixing under federal law, and seeking recovery as a direct purchaser of DRAM. Both Unisys and Honeywell opted out of the direct purchaser class and settlement, and therefore their claims are not barred by the Company’s settlement with the Direct U.S. Purchaser Class. Both of these complaints were filed in the Northern District of California, and have been related to the MDL described above. On April 5, 2007 the court dismissed the initial complaint with leave to amend for failing to give proper notice of its claims. Unisys filed a First Amended Complaint on May 4, 2007. Infineon, its principal U.S. subsidiary, and the other defendants again filed a motion to dismiss certain portions of the Unisys First Amended Complaint on June 4, 2007. After Honeywell had filed a stipulation of dismissal without prejudice of its lawsuit against Infineon, the court entered the dismissal order on April 26, 2007. Between February 28, 2007 and March 8, 2007 four more opt-out cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc. and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. As with Unisys and Honeywell, the claims of these plaintiffs are not barred by Infineon’s settlement with the Direct U.S. Purchaser Class, since they opted out of the Direct U.S. Purchaser Class and settlement before or on October 3, 2006. All four of these cases were filed in the Northern District of California and have been related to the MDL described above. Based upon the Court’s order dismissing portions of the initial Unisys complaint above, the plaintiffs in all four of these opt-out cases decided to file amended complaints on May 4, 2007. On June 4, 2007, Infineon and its principal U.S. subsidiary answered the amended complaints filed by All American Semiconductor, Inc., Edge Electronics, Inc., and Jaco Electronics, Inc. Also on June 4, 2007, Infineon and its principal U.S. subsidiary, along with its co-defendants filed a joint motion to dismiss certain portions of the DRAM Claims Liquidation Trust amended complaint.

Sixty-four additional cases were filed between August 2, 2002 and October 12, 2005 in numerous federal and state courts throughout the United States of America. Each of these state and federal cases (except a case filed in the U.S. District Court for the Eastern District of Pennsylvania on May 5, 2005 on behalf of foreign purchasers) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States during specified time periods commencing in or after 1999 (“the Indirect U.S. Purchaser Class”). The Eastern District of Pennsylvania case purporting to be on behalf of a class of foreign individuals and entities who directly purchased DRAM outside of the United States of America from July 1999 through at least June 2002, was dismissed with prejudice and without leave to amend on March 1, 2006. On July 31, 2006, plaintiffs filed their opening brief on appeal, and defendants filed their joint opening brief on September 20, 2006. No hearing date has

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

yet been scheduled for the appeal. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and an injunction against the allegedly unlawful conduct.

Subsequently, twenty-three of the state (outside California) and federal court cases and the U.S. District Court for the Eastern District of Pennsylvania case were ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pre-trial proceedings as part of the MDL described above. After this transfer, the plaintiffs dismissed two of the transferred cases. Two additional transferred cases were subsequently remanded back to their relevant state courts. Nineteen of the twenty-three transferred cases are currently pending in the MDL - litigation. The California state cases were ordered transferred for coordinated and consolidated pre-trial proceedings to the San Francisco County Superior Court. The plaintiffs in the indirect purchaser cases originated outside California which have not been transferred to the MDL agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pretrial-proceedings. The defendants have filed two motions for judgment on the pleadings directed at several of the claims. The court entered an order on June 1, 2007 granting in part and denying in part the defendants’ motions. The order dismissed a large percentage of the indirect purchaser plaintiffs’ claims, and granted leave to amend with regard to claims under three specific state statutes. The court ruled that the indirect purchaser plaintiffs must file a motion for leave to amend the complaint with regard to any of the other dismissed claims. On June 29, 2007, the indirect plaintiffs filed both a First Amended Complaint, and a motion for leave to file a Second Amended Complaint that attempts to resurrect some of the claims that were dismissed. The defendants’ response to the First Amended Complaint is due on July 30, 2007.

On July 13, 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against Infineon, its principal U.S subsidiary and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. On October 23, 2006, the New York case was made part of the MDL proceedings. On July 14, 2006, the attorneys general of California, Alaska, Arizona, Arkansas, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against Infineon, its principal U.S. subsidiary and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. On September 8, 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. On October 10, 2006 Infineon joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. A hearing on these motions to dismiss was held on February 7, 2007. The court has not yet ruled on these motions.

In April 2003, Infineon received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. Infineon has reassessed the matter after its plea agreement with the DOJ and made an accrual during the 2004 financial year for an amount representing the probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

established, although Infineon cannot more accurately estimate the amount of such actual fine. Infineon is fully cooperating with the Commission in its investigation.

In May 2004, the Canadian Competition Bureau advised Infineon’s principal U.S. subsidiary that it, its affiliated companies and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No formal steps (such as subpoenas) have been taken by the Competition Bureau to date. Infineon is cooperating with the Competition Bureau in its inquiry.

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec and one was filed in each of Ontario and British Columbia against Infineon, its principal U.S. subsidiary and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. In the British Columbia action, a hearing on the certification motion has been scheduled for August 2007. In one Quebec class action, a tentative date for the motion for authorization (certification) has been set for May 2008 (with some possibility of a March 2008 date if the court calendar opens); the other Quebec action has been stayed pending developments in the one that is going forward.

Between September 30, 2004 and November 4, 2004, seven securities class action complaints were filed against Infineon and three of its current or former officers (of which one officer was subsequently dropped as a defendant and one of which is currently the chairman of the Company’s Supervisory Board) in the U.S. District Courts for the Northern District of California and the Southern District of New York. The plaintiffs voluntarily dismissed the New York cases, and on June 30, 2005 filed a consolidated amended complaint in California on behalf of a putative class of purchasers of Infineon’s publicly-traded securities, who purchased them during the period from March 13, 2000 to July 19, 2004, effectively combining all lawsuits. The consolidated amended complaint added Infineon’s principal U.S. subsidiary and four then-current or former employees of Infineon and its affiliate as defendants. It alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about Infineon’s historical and projected financial results and competitive position because they did not disclose Infineon’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of Infineon’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In September 2006, the court dismissed the complaint with leave to amend and in October 2006 the plaintiffs filed a second amended complaint. In March 2007, pursuant to a stipulation agreed with the defendants, the plaintiffs withdrew the second amended complaint and were granted a motion for leave to file a third amended complaint. In the contribution agreement the Company entered into with Infineon, the Company agreed to share any future liabilities arising out of this lawsuit equally with Infineon, including the cost of defending the suit.

On April 10, 2007, Lin Packaging Technologies, Ltd. (Lin) filed a lawsuit against Infineon Technologies AG, Infineon Technologies North America Corp. and an additional DRAM manufacturer in the U.S. District Court for the Eastern District of Texas, alleging that certain DRAM products were infringing two Lin patents. In May 2007, Lin amended its complaint to include Qimonda AG, Qimonda North America Corp. and Qimonda Richmond LLC. Under the contribution agreement with Infineon, the Company is required to indemnify Infineon for claims (including any related expenses) arising in connection with the aforementioned suit.

Infineon believes these claims are without merit. The Company is currently unable to provide an estimate of the likelihood of an unfavorable outcome to Infineon or of the amount or range of potential loss arising from these actions. If the outcome of these actions is unfavorable or if Infineon incurs substantial legal fees in defending these actions regardless of outcome, it may have a material adverse effect on the Company’s financial condition and results of operations. Infineon’s directors’ and officers’ insurance carriers have denied coverage in the securities class actions and Infineon filed suits against the carriers in December 2005 and August 2006. Infineon’s claims

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

against the D&O insurance carriers were dismissed in November 2006 and May 2007. Infineon filed an appeal against one of these decisions.

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of June 30, 2007, the Company had accrued liabilities in the amount of €114 related to potential liabilities and risks with respect to the DOJ and European antitrust investigations and the direct and indirect purchaser litigation and settlements described above, as well as for legal expenses relating to the securities class actions and the Canadian antitrust investigation and litigation described above. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s results of operations and financial condition.

An adverse final resolution of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects upon Infineon, and most likely the Company, which would have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of its respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interests of the Company, as its deems appropriate. Irrespective of the validity or the successful assertion of the above referenced claims, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial position and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows at that time.

Other Contingencies

Infineon subsidiaries that were transferred to the Company as part of the Formation have received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of June 30, 2007, a maximum of €443 of these subsidies could be refundable.

The Company has guarantees outstanding to external parties of €128 as of June 30, 2007. Guarantees are mainly issued for the payment of import duties, rentals of buildings, contingent obligations related to government grants received and the consolidated debt of subsidiaries. Such guarantees which relate to Qimonda AG were transferred to the Company as part of the Formation. The Company also agreed to indemnify Infineon against any losses it may suffer under several guarantee and financing arrangements that relate to its business but that could not be transferred to it for legal, technical or practical reasons.

Contractual Commitments

On April 25, 2007, the Company and SanDisk Corporation entered into an agreement to jointly develop and manufacture multichip packages (“MCPs”) utilizing SanDisk’s NAND flash and controllers and the Company’s

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

low power mobile DRAM. The collaboration targets the need for high capacity, integrated memory solutions for data-intensive mobile applications. This agreement will be executed through a jointly owned company based in Portugal, subject to the fulfillment of certain closing conditions, in particular regulatory approval.

In June 2007 the Company entered into an agreement with Winbond Electronics Corp., Hsinchu, Taiwan (“Winbond”). Under the terms of this agreement, Qimonda will transfer its 75nm and 58nm DRAM technology to Winbond’s 300mm facility in Taichung, Taiwan. In return, Winbond will manufacture DRAMs for computing applications in these technologies exclusively for Qimonda. The transfer of the 58nm-technology from Qimonda will enable Winbond also to develop and sell respective proprietary specialty memories for which Qimonda will receive license fees and royalties. This new agreement is the extension of the two companies’ existing cooperation which encompasses the transfer and licensing of the Qimonda 110nm, 90nm and 80nm DRAM technologies for Winbond’s production sites.

17.	Operating Segment and Geographic Information

The Company has one operating segment, Memory Products, which is also its reportable segment, consistent with the manner in which financial information is internally reported and used by the Chief Operating Decision Maker for purposes of evaluating business performance and allocating resources.

The following is a summary of net sales by geographic area based on the customers’ billing location for the three and nine months ended June 30, 2006 and 2007:

	Three months ended June 30,				Nine months ended June 30,
	2006		2007		2006		2007
	(in millions, except percentages)				(in millions, except percentages)

Germany	74	8%	52	7%	223	9%	212	7%
Rest of Europe	142	14%	65	9%	331	13%	331	11%
North America	406	42%	244	33%	1,078	42%	1,093	38%
Asia/Pacific	312	32%	229	31%	837	32%	898	31%
Japan	43	4%	150	20%	114	4%	363	13%

Total	977	100%	740	100%	2,583	100%	2,897	100%

For practical purposes, the Rest of Europe region also includes other countries and territories in the rest of the world outside of the listed main geographic regions with aggregate sales representing no more than 2% of total sales in any period.

During the three months ended June 30, 2007, the Company recategorized revenues from Europe to North America consistent with the revision of a customer’s billing location according to information reviewed by the Company’s chief operating decision maker (CODM). Prior period amounts have been reclassified to conform to the current period presentation.

The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the combined and consolidated Company’s business and to evaluate and report performance as part of the Infineon Group. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company in a

Qimonda AG and Subsidiaries

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements — (Continued)
(euro in millions, except where otherwise stated)

manner similar to that which management uses to assess and direct the business. EBIT is not a substitute for net income, however, because the exclusion of interest and tax expense is not appropriate when reviewing the overall profitability of the Company.

EBIT is determined as follows from the combined and consolidated statements of operations, without adjustment to the U.S. GAAP amounts presented:

	Three
	months
	ended		Nine months ended
	June 30,		June 30,
	2006	2007	2006	2007

Net (loss) income	54	(218)	(82)	16
Adjust: Interest expense (income), net	6	(1)	22	(4)
Adjust: Income tax expense (income)	40	(104)	58	—

EBIT	100	(323)	(2)	12

The above EBIT results prior to the Formation differ from the Memory Products segment results previously reported by Infineon, primarily due to allocations of Infineon corporate expenses (reported by Infineon as part of its Corporate and Reconciliation segment), since they arise from corporate directed decisions not within the direct control of segment management, which have been reallocated to the Company for purposes of preparing the accompanying combined and consolidated financial statements on a stand-alone basis.

18.  Subsequent Events

On July 10, 2007, the motion for class certification in the Indirect U.S. Purchaser Class was filed by the plaintiffs.

On July 17, 2007, the plaintiffs of the securities class actions filed a third amended complaint.

On July 18, 2007, in connection with the transfer of ownership of Qimonda Japan K.K. from Infineon, the capital increase of Qimonda AG was registered with the Commercial Register. The new registered share capital of Qimonda AG amounts to €684,000,002.00 and the Authorized Capital 2006/II is reduced to €239,399,998.00.

On August 17, 2007, the court in the MDL indirect purchaser litigation entered an order granting the motion to file a Second Amended Complaint, repleading part of the previously dismissed claims.

On August 17, 2007, the Business Tax Reform Act of 2008 was enacted in Germany (see note 3). The Company is evaluating the impact of the tax law change and expects to record a charge during the three months ending September 30, 2007, subject to the final analysis of deferred taxes as of that date, reflecting the reduction in value of its deferred tax assets in Germany.

Between June 25 and August 15, 2007, the state attorneys general of Ohio, New Hampshire and Texas filed motions to dismiss their complaints without prejudice.

On August 31, 2007, the defendants’ motion to dismiss the claims brought by the state attorneys general was granted in part. The court’s order dismissed the claims on behalf of consumers, businesses and governmental entities in a number of states, and dismissed certain other claims with leave to amend by October 1, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Inotera Memories Inc.

We have audited the accompanying balance sheets of Inotera Memories Inc. (the “Company”) as of December 31, 2005 and 2006, and the related statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inotera Memories Inc. as of December 31, 2005 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of China.

As stated in Note 3 to the financial statements, effective January 1, 2006, the Company adopted the Republic of China Statement of Financial Accounting Standard (SFAS) No. 34 “Financial Instruments: Recognition and Measurement”, SFAS No. 36 “Financial Instruments: Disclosure and Presentation” and newly amended SFAS No. 1 “Conceptual Framework for Financial Accounting and Preparation of Financial Statements”.

As described in Note 23 (c) to the financial statements, on January 6, 2006, the Company was granted government approval of its Deferred Stock Purchase Plan and implemented it on the same day. Under this Plan, the shares were purchased by the employees on February 9, 2006.

Accounting principles generally accepted in the Republic of China vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the financial statements.

/s/ KPMG Certified Public Accountant

Taipei, Taiwan (the Republic of China)
March 1, 2007

KPMG Certified Public Accountants,
the Taiwan member firm of the
KPMG network of independent member
firms affiliated with KPMG
international, a Swiss cooperative

INOTERA MEMORIES, INC.

Balance Sheets
December 31, 2005 and 2006
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars)

	2005	2006
	NTD	NTD	USD
			(Unaudited)

Assets
Current assets:
Cash and cash equivalents (notes 4 and 17)	$9,822,568	21,704,854	665,895
Current portion of lease receivables (note 7)	6,690	4,912	151
Accounts receivable-related parties (notes 17 and 18)	5,050,277	8,332,816	255,647
Other receivables (note 7)	54,110	95,125	2,918
Inventories, net (note 6)	3,485,585	3,927,461	120,493
Prepayments and other current assets	616,693	671,298	20,595
Deferred income tax assets-current, net (note 14)	36,405	79,690	2,445
Financial assets reported at fair value through profit or loss (notes 5 and 17)	1,268,011	1,654,219	50,751

Total current assets	20,340,339	36,470,375	1,118,895

Property, plant and equipment (notes 7, 8, 9, 12, 18 and 19):
Land	2,801,467	2,801,467	85,948
Buildings	2,424,571	2,523,511	77,420
Machinery and equipment	59,669,447	68,124,934	2,090,042
Vehicles	2,913	4,915	151
Leased assets	135,996	135,996	4,172
Miscellaneous equipment	6,465,676	6,942,453	212,991

	71,500,070	80,533,276	2,470,724
Less: accumulated depreciation	(10,130,631)	(21,743,083)	(667,068)
Construction in progress	4,770,603	41,597,511	1,276,193
Prepayment on land purchase	22,772	22,772	699

Net property, plant and equipment	66,162,814	100,410,476	3,080,548

Other assets:
Refundable deposits (note 17)	28,544	79,219	2,430
Deferred charges	134,846	118,630	3,640
Lease receivables-long-term (note 7)	338,788	333,876	10,243
Deferred income tax assets-non-current, net (note 14)	352,758	270,624	8,303

Total other assets	854,936	802,349	24,616

Total Assets	$87,358,089	137,683,200	4,224,059

INOTERA MEMORIES, INC.

Balance Sheets — (Continued)
December 31, 2005 and 2006
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars)

	2005	2006
	NTD	NTD	USD
			(Unaudited)
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term loans (notes 10 and 17)	$2,323,300	—	—
Accounts payable (note 17)	4,010,066	21,110,779	647,669
Accounts payable-related parties (notes 17 and 18)	55,212	405,917	12,453
Income tax payable	124,302	133,571	4,098
Accrued expenses (note 13)	855,816	941,477	28,884
Other payables-related parties (notes 9 and 18)	86,253	65,539	2,011
Current portion of long-term loans (notes 12 and 17)	6,431,636	10,299,107	315,972
Other current liabilities	14,014	14,888	458
Current portion of lease payables (note 9)	3,390	3,544	109

Total current liabilities	13,903,989	32,974,822	1,011,654

Long-term liabilities:
Bonds payable (notes 11 and 17)	—	6,000,000	184,077
Long-term loans (notes 12 and 17)	26,034,564	19,392,164	594,943
Lease payables-long-term (note 9)	130,967	127,422	3,909

Total long-term liabilities	26,165,531	25,519,586	782,929

Other liabilities:
Accrued pension liabilities (note 13)	50,594	46,746	1,434
Guarantee deposits	1,691	4,506	138

Total other liabilities	52,285	51,252	1,572

Total liabilities	40,121,805	58,545,660	1,796,155

Stockholders’ equity (note 15):
Common stock	25,109,540	31,109,540	954,427
Capital surplus	15,548,660	29,317,836	899,458
Legal reserve	91,689	684,665	21,005
Special reserve	542,605	542,605	16,647
Unappropriated earnings	5,943,790	17,482,894	536,367

Total stockholders’ equity	47,236,284	79,137,540	2,427,904
Commitments and contingencies (note 20)

Total Liabilities and Stockholders’ Equity	$87,358,089	137,683,200	4,224,059

See accompanying notes to financial statements.

INOTERA MEMORIES, INC.

Statements of Income
For the years ended December 31, 2005 and 2006
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars, except for earnings per share)

	2005	2006
	NTD	NTD	USD
			(Unaudited)

Operating revenues
Sales revenue	$23,044,929	40,866,245	1,253,758
Sales returns	(3,133)	(7,049)	(216)
Sales allowances	(9,593)	(77,486)	(2,377)

Net operating revenues (note 18)	23,032,203	40,781,710	1,251,165
Cost of goods sold (notes 18 and 23)	(16,350,746)	(24,316,647)	(746,024)

Gross profit	6,681,457	16,465,063	505,141

Operating expenses:
Administrative and general expenses (notes 9, 18 and 23)	(283,853)	(321,675)	(9,869)
Research and development expenses (note 23)	(658,134)	(254,923)	(7,821)

Total operating expenses	(941,987)	(576,598)	(17,690)

Operating income	5,739,470	15,888,465	487,451

Non-operating income and gains:
Interest income (notes 5 and 7)	309,821	981,826	30,122
Gain on disposal of short-term investments	4,532	—	—
Foreign exchange gain, net	676,797	796,785	24,445
Valuation gain on financial instruments, net (note 5)	—	450,596	13,824
Others (note 7)	306,754	114,515	3,513

Total non-operating income and gains	1,297,904	2,343,722	71,904

Non-operating expenses and losses:
Interest expenses (excluding capitalized interest of $395,501 and $121,388 in 2005 and 2006, respectively) (notes 5 and 9)	(760,618)	(1,655,085)	(50,777)
Loss on obsolescence of inventories (note 6)	—	(18,849)	(578)
Impairment loss on idle assets (note 8)	—	(32,107)	(985)
Others (note 18)	(9,637)	(33,823)	(1,038)

Total non-operating expenses and losses	(770,255)	(1,739,864)	(53,378)

Income before income tax	6,267,119	16,492,323	505,977
Income tax expense (note 14)	(337,361)	(386,499)	(11,858)

Income before cumulative effect of change in
accounting principle	5,929,758	16,105,824	494,119
Cumulative effect of change in accounting principle (net of income tax benefit of $79,305) (note 3)	—	(237,915)	(7,299)

Net income	$5,929,758	15,867,909	486,820

Basic earnings per share (note 16)
Before tax
Income before cumulative effect of change in accounting principle	$2.50	5.64	0.17
Cumulative effect of change in accounting principle	—	(0.11)	(0.00)

Net income	$2.50	5.53	0.17

After tax
Income before cumulative effect of change in accounting principle	$2.36	5.51	0.17
Cumulative effect of change in accounting principle	—	(0.08)	(0.00)

Net income	$2.36	5.43	0.17

See accompanying notes to financial statements.

INOTERA MEMORIES, INC.

Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2005 and 2006
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars)

				Retained earnings
		Common	Capital	Legal	Special	Unappropriated
		stock	surplus	reserve	reserve	earnings	Total

Balance as of January 1, 2005	NTD	24,976,600	15,548,660	1,559	—	915,333	41,442,152
Appropriation and distribution:
Appropriation for legal reserve		—	—	90,130	—	(90,130)	—
Appropriation for special reserve		—	—	—	542,605	(542,605)	—
Remuneration to directors and supervisors		—	—	—	—	(2,686)	(2,686)
Bonus to employees		8,057	—	—	—	(16,114)	(8,057)
Cash and stock dividends to stockholders		124,883	—	—	—	(249,766)	(124,883)
Net income for the year ended December 31, 2005		—	—	—	—	5,929,758	5,929,758

Balance as of December 31, 2005	NTD	25,109,540	15,548,660	91,689	542,605	5,943,790	47,236,284
Increase in capital		6,000,000	13,769,176	—	—	—	19,769,176
Appropriation and distribution:
Appropriation for legal reserve		—	—	592,976	—	(592,976)	—
Remuneration to directors and supervisors		—	—	—	—	(3,736)	(3,736)
Bonus to employees		—	—	—	—	(298,866)	(298,866)
Cash dividends to stockholders		—	—	—	—	(3,433,227)	(3,433,227)
Net income for the year ended December 31, 2006		—	—	—	—	15,867,909	15,867,909

Balance as of December 31, 2006	NTD	31,109,540	29,317,836	684,665	542,605	17,482,894	79,137,540

Balance as of January 1, 2006 (Unaudited)	USD	770,350	477,026	2,813	16,647	182,353	1,449,189
Increase in capital		184,077	422,432	—	—	—	606,509
Appropriation and distribution:
Appropriation for legal reserve		—	—	18,192	—	(18,192)	—
Remuneration to directors and supervisors		—	—	—	—	(115)	(115)
Bonus to employees		—	—	—	—	(9,169)	(9,169)
Cash dividends to stockholders		—	—	—	—	(105,330)	(105,330)
Net income for the year ended December 31, 2006		—	—	—	—	486,820	486,820

Balance as of December 31, 2006 (Unaudited)	USD	954,427	899,458	21,005	16,647	536,367	2,427,904

See accompanying notes to financial statements.

INOTERA MEMORIES, INC.

Statements of Cash Flows
For the years ended December 31, 2005 and 2006
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars)

	2005	2006
	NTD	NTD	USD
			(Unaudited)
Cash flows from operating activities:
Net income	$5,929,758	15,867,909	486,820
Depreciation	8,099,551	11,633,379	356,907
Amortization of deferred charges	6,995	8,454	259
Amortization of deferred charges — bank loan syndication fees	29,170	29,012	890
Losses on obsolescence of inventories	—	18,849	578
Losses on disposal of property, plant and equipment	—	1,590	49
Impairment loss on idle assets	—	32,107	985
Unrealized foreign currency exchange gain, net	(280,665)	(260,716)	(7,999)
Gain on disposal of short-term investments	(4,532)	—	—
Amortization of deferred forward exchange premium	(287,851)	—	—
Realized interest income from capital lease	(10,133)	(20,066)	(616)
Realized interest expense from capital lease	1,513	5,920	182
Cumulative effect of change in accounting principle for financial assets	—	237,915	7,299
Valuation gain on financial instruments, net	—	(450,596)	(13,824)
Increase in accounts receivable — related parties	(2,554,838)	(3,310,868)	(101,576)
Net cash paid on purchase of financial assets reported at fair value through profit or loss	—	(252,832)	(7,757)
Decrease (increase) in other receivables	106,119	(44,427)	(1,363)
Increase in inventories	(1,358,055)	(460,725)	(14,135)
Cash received from lease receivable	10,291	26,756	821
Decrease (increase) in prepayments and other current assets	395,049	(53,855)	(1,652)
Increase (decrease) in accounts payable	804,060	(266,255)	(8,169)
(Decrease) increase in accounts payable — related parties	(71,320)	350,705	10,759
Increase in income tax payable	124,357	9,269	284
Increase in accrued expenses	407,478	85,494	2,623
Decrease in other payables — related parties	(198,268)	(20,714)	(635)
Cash paid on lease payables	(3,152)	(9,311)	(286)
Increase in other current liabilities	5,255	874	27
Increase (decrease) in accrued pension liabilities	19,839	(3,848)	(118)
Decrease in deferred income tax assets, net	185,198	118,154	3,625

Net cash provided by operating activities	11,355,819	23,272,174	713,978

Cash flows from investing activities:
Decrease in short-term investments	4,532	—	—
Proceeds from disposal of property, plant and equipment	—	600	18
Purchases of property, plant and equipment	(28,313,919)	(28,446,514)	(872,726)
Increase in deferred charges	(52,728)	(22,000)	(675)
Decrease (increase) in refundable deposits	18,117	(50,675)	(1,555)

Net cash used in investing activities	(28,343,998)	(28,518,589)	(874,938)

Cash flows from financing activities:
Decrease in short-term loans	(158,200)	(2,323,300)	(71,278)
Proceeds from long-term loans	17,285,096	3,850,000	118,116
Repayment of long-term loans	—	(6,403,123)	(196,445)
Increase in bonds payable	—	6,000,000	184,077
Increase in capital	—	19,769,176	606,509
Increase in guarantee deposits	1,114	2,815	86
Cash dividend to stockholders	(124,611)	(3,433,498)	(105,338)
Bonus to employees	(8,057)	(298,866)	(9,169)
Remuneration to directors and supervisors	(2,686)	(3,736)	(115)

Net cash provided by financing activities	16,992,656	17,159,468	526,443

Effect of foreign currency exchange translation	(162,098)	(30,767)	(30,767)

(Decrease) increase in cash and cash equivalents	(157,621)	11,882,286	364,543
Cash and cash equivalents at beginning of year	9,980,189	9,822,568	301,352

Cash and cash equivalents at end of year	$9,822,568	21,704,854	665,895

Supplemental cash flow information:
Income tax paid	$27,860	259,071	7,948

Interest paid (excluding capitalized interest)	$972,201	1,749,036	53,660

Investing activities affecting both cash and non-cash items:
Accquisition of property, plant, and equipment	$22,928,454	45,915,339	1,408,662
Decrease (increase) in payables to equipment suppliers	5,385,465	(17,468,825)	(535,936)

Cash paid	$28,313,919	28,446,514	872,726

Non-cash investing and financing activities:
Current portion of long-term loans	$6,431,636	10,299,107	315,972

See accompanying notes to financial statements.

INOTERA MEMORIES, INC.

Notes to Financial Statements
December 31, 2005 and 2006
(All amounts are expressed in thousands of New Taiwan Dollars, except for per share information or unless otherwise specified)

(1) Organization and Principal Activities

Inotera Memories, Inc. (the “Company”) was legally established with the approval by Ministry of Economic Affairs on January 23, 2003. The Company’s main operating activities are to manufacture and to sell semiconductor products. On January 12, 2006, the Company was granted approval of its application to list its shares on the Taiwan Stock Exchange (TSE). The Company’s shares were initially listed on the TSE on March 17, 2006. On May 16, 2006, the Company listed its shares in the form of global depositary shares (GDSs) on the Luxembourg Stock Exchange (LSE).

As of December 31, 2005 and 2006, the Company had 1,824 and 2,898 employees, respectively.

(2) Summary of Significant Accounting Policies

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the Republic of China (ROC). The financial statements are not intended to present the financial position of the Company and the related results of operations and cash flow in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the ROC.

The significant accounting policies followed by the Company are as follows:

(a) Convenience translation into U.S. dollars

The financial statements are stated in New Taiwan Dollars. Translation of the 2006 New Taiwan Dollar amounts into U.S. dollar amounts is included solely for the convenience of the readers, using the Bank of Taiwan exchange rate on December 29, 2006, of NT$32.595 to US$1 uniformly for all the financial statements’ accounts. The convenience translations should not be construed as representations that the New Taiwan Dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this rate or any other rate of exchange.

(b) Foreign currency transactions and translation

The Company’s reporting currency is New Taiwan Dollar. Foreign currency transactions during the period are translated at the exchange rates on the transaction dates. Foreign currency-denominated assets and liabilities are translated into New Taiwan Dollars at the exchange rate prevailing on the balance sheet date, and the resulting translation gains or losses are recognized as non-operating income or expenses. Effective January 1, 2005, the Company adopted the amended Republic of China Statement of Financial Accounting Standards No. 14 (SFAS No. 14) “The Effects of Changes in Foreign Exchange Rates”. Under the amended SFAS No. 14, the exchange difference from the translation using the exchange rate on balance sheet date of foreign currency monetary and non-monetary assets and liabilities reported at fair value through profit or loss is recognized in earnings.

(c) Basis for classifying assets and liabilities as current or non-current

Cash and other assets that the Company will convert to cash or use within in a relatively short period of time — one year or one operating cycle, whichever is longer — are classified as current assets, otherwise, are classified as non-current assets. Debts due within one year or one operating cycle, whichever is longer, are classified as current liabilities; otherwise, are classified as long-term liabilities.

(d) Asset impairment

Commencing from January 1, 2005, the Company adopted the ROC SFAS No. 35 “Impairment of Assets”. In accordance with SFAS No. 35, the Company assesses at each balance sheet date whether there is

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

any indication that an asset (individual asset or cash-generating unit) may have been impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. The Company recognizes impairment loss for an asset whose carrying value is higher than the recoverable amount.

The Company reverses an impairment loss recognized in prior periods for assets if there is any indication that the impairment loss recognized no longer exists or has decreased. The carrying value after the reversal should not exceed the recoverable amount or the depreciated or amortized balance of the assets assuming no impairment loss was recognized in prior periods.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks, time deposits, negotiable time deposits, and other cash equivalents. Other cash equivalents represent highly liquid debt instruments with a maturity period of less than three months, such as commercial paper, government bonds held under repurchase agreement, and other highly liquid investments which do not have a significant level of market or credit risk from potential interest rate changes.

(f) Financial instruments

Effective January 1, 2006, the Company adopted the ROC SFAS No. 34 “Financial Instruments: Recognition and Measurement”. In accordance with the SFAS No. 34, the Company classifies its financial assets as financial assets/liabilities reported at fair value through profit or loss.

The Company adopted trade-date-accounting for financial instrument transactions. The financial instruments are initially recognized at fair value plus transaction costs.

After the initial recognition, the financial instruments that the Company held or issued are classified as financial assets reported at fair value through profit or loss, including those held for trading. Financial assets held for trading are those that the Company is holding mainly for the purpose of short-term profit-taking. Financial derivatives, except for those that meet the criteria for hedge accounting, are accounted for as financial assets reported at fair value through profit or loss.

Before January 1, 2006, some of the investments held by the Company were classified, according to the Company’s intention for holding them, as short-term investments, including open-end mutual funds. These short-term investments were evaluated at the lower of cost or market value. Market value of open-end mutual funds was determined based on the net asset value of the mutual funds at the balance sheet date. The aggregate cost of these short-term investments was determined by the weighted-average method. Devaluation losses resulting from a decline in market value were recognized in the income statement.

Before January 1, 2006, interest rate swaps and foreign currency forward contracts were accounted for as follows:

(i)	Foreign exchange forward contracts

Foreign exchange forward contracts, which were entered into for the purpose of hedging the risks of exchange rate fluctuation on foreign currency receivables and payables, were translated into New Taiwan Dollars using spot rates on the balance sheet date. The resulting translation difference was recorded as an exchange gain or loss in the accompanying statements of income. The difference between the forward rate and spot rate at the contract date was amortized over the contract period.

(ii)	Interest rate swaps

Because there is no physical transfer of principal, only memo entries of notional principals were made for interest rate swaps. For trading swaps, the differences between the present and market values of interest receivables or payables arising thereon were reported as unrealized

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

gains or losses on derivative instruments. For non-trading swaps, interest was accrued based on contract terms, with interest revenue and expense recognized in the same period that the hedged items affect earnings.

(g) Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by using the monthly weighted-average method. Market value represents replacement cost or net realizable value. The market value of raw materials and supplies are determined on the basis of replacement cost. The market value of finished goods and work in-process are determined on the basis of net realizable value.

(h) Property, plant and equipment / Depreciation

Property, plant and equipment are stated at cost less accumulated depreciation. Interest costs related to the construction of property, plant and equipment are capitalized and included in the cost of the related asset. Maintenance and repairs are expensed when incurred; major addition, improvement and replacement expenditures are capitalized.

Depreciation of property, plant and equipment is provided over their estimated useful lives by using the straight-line method. Assets still in service after reaching the end of their estimated useful lives are depreciated based on the residual value over their re-estimated useful lives. The useful lives of the assets are as follows:

(i) Buildings: 8 to 50 years.

(ii) Vehicles: 5 years.

(iii) Machinery and equipment: 3 to 5 years.

(iv) Leased assets: 23.7 years.

(v) Miscellaneous equipment: 5 to 15 years.

Gains or losses on disposal of property, plant and equipment are recorded as non-operating income or expenses.

(i) Leases

A lease is deemed to be a capital lease if it conforms to any one of the following classification criteria:

(i)	the lease transfers ownership of the leased assets to the lessee by the end of the lease term;

(ii) the lease contains a bargain purchase option;

(iii)	the lease term is equal to 75% of or more of the total estimated economic life of the leased assets; this criterion should not be applied to leases in which the leased asset has been used for more than 75% of its estimated economic life before the lease begins;

(iv)	the present value of the rental plus the bargain purchase price or the guaranteed residual value is at least 90% of the fair market value of the leased assets at the inception date of the lease.

For the lessor, a capital lease must also conform to any one of the four classification criteria specified above and both of the following two further criteria:

(i) collectibility of the lease payments is reasonably predictable; and

(ii)	no important uncertainties surround the amount of unreimbursable costs yet to be incurred by the lessor under the lease.

Under a capital lease, the Company, as the lessee, capitalizes the leased assets based on (a) the present value of all future installment rental payments (minus executory cost born by lessor) plus bargain purchase

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

price or lessee’s guaranteed residual value or (b) the fair market value of leased assets at the lease inception date, whichever is lower. The depreciation period is restricted to the lease term, rather than the estimated useful life of the assets, unless the lease provides for transfer of title or includes a bargain purchase option.

Under a capital lease, the Company, as the lessor, records all installments plus bargain purchase price or guaranteed residual value as the lease receivables. The implicit interest rate is used to calculate the present value of lease receivables as the cost of leased assets transferred. The difference between the total amount of lease receivables and the cost of leased assets transferred is recognized as unrealized interest income and is then recognized as realized interest income using the interest method over the lease term.

(j) Employee retirement plan

The Company has established an employee noncontributory defined benefit retirement plan (the “Plan”) covering full-time employees in the Republic of China. In accordance with the Plan, employees are eligible for retirement or are required to retire after meeting certain age or service requirements. Payments of retirement benefits are based on years of service and the average salary for the last six months before the employee’s retirement. Each employee gets 2 months’ salary for each service year for the first 15 years, and 1 month’s salary for each service year thereafter. A lump-sum retirement benefit is paid through the retirement fund.

Starting from July 1, 2005, the enforcement of the newly enacted Labor Pension Act (the “New Act”) stipulates those employees covered by the defined contribution plan as follows:

(i)	employees who were covered by the Plan and opt to be subject to the pension mechanism under the New Act;

(ii)	employees who are employed after the enforcement date of the New Act.

In accordance with the New Act, the rate of contribution by an employer to an individual labor pension fund account per month shall not be less than 6% of the worker’s monthly wages. The Plan has not been modified to conform to the New Act. For those provisions of the New Act not currently included in the Plan, the Company follows the New Act.

The Company adopts the SFAS No. 18, “Accounting for Pensions”, for its defined benefit retirement plan. SFAS No. 18 requires an actuarial calculation of the Company’s pension obligation at the end of each year. Based on the actuarial calculation, the Company recognizes a minimum pension liability and net periodic pension costs.

(k) Deferred charges

(i)	Bank charges related to syndicated loans are deferred and amortized over the terms of the loans.

(ii)	Power line installation costs and royalty paid to the Industrial Technology Research Institute are deferred and amortized over the estimated useful lives or the agreement terms.

(iii)	Underwriter handling charges on bonds payable are deferred and amortized over the term of the bond.

(l) Revenue recognition

Revenue is generally recognized when it is realized or realizable and earned when all of the following criteria are met:

(i)	persuasive evidence of an arrangement exists,

(ii)	shipment has occurred or services have been rendered,

(iii)	the seller’s price to the buyer is fixed or determinable, and

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(iv) collectibility is reasonably assured.

Rental income is recognized when services are provided.

(m) Income tax

The Company has adopted the SFAS No. 22 “Income Taxes”. Income taxes are accounted for using the asset and liability method. Deferred income tax is determined based on differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect during the years in which the differences are expected to reverse. The income tax effects of taxable temporary differences are recognized as deferred income tax liabilities. The income tax effects resulting from deductible temporary differences, net operating loss carryforwards, and income tax credits are recognized as deferred income tax assets. The realization of the deferred income tax assets is evaluated, and if it is considered more likely than not that the asset will not be realized, a valuation allowance is recognized accordingly.

The classification of deferred income tax assets and liabilities as current or non-current is based on the classification of the related asset or liability. If the deferred income tax asset or liability is not directly related to a specific asset or liability, then the classification is based on the expected realization date of the asset or liability.

A tax imputation system was adopted in accordance with the amended ROC Income Tax Law. Under this system, the Company may retain the earnings (on tax basis) incurred after December 31, 1997 but will be subject to 10% surtax. This surtax is computed according to the ROC Income Tax Law, and is charged to current income tax expense in the year when the shareholders resolved during their meeting not to distribute the earnings. The ROC Income Tax Law was further amended in 2006, under which, the 10% surtax is calculated based on the after tax earnings (on accounting basis).

(n) Earnings (loss) per common share

Earnings (loss) per share are calculated based on the weighted-average number of outstanding shares. The number of outstanding shares is retroactively adjusted for common stock issued through the distribution of stock dividends out of unappropriated earnings and capital surplus.

(3) Reasons for and Cumulative Effect of Accounting Principle Change

(a)	As the Company adopted the SFAS No. 34 “Financial Instruments: Recognition and Measurement”, SFAS No. 36 “Financial Instruments: Disclosure and Presentation”, and newly amended SFAS No. 1 “Conceptual Framework for Financial Accounting and Preparation of Financial Statements” effective January 1, 2006, the net income and earnings per share (after tax) for the year ended December 31, 2006, were affected as follows:

	Decrease in net	Decrease in
Nature of the change in accounting principle	income	earnings per share

Accounting for financial instruments	$27,600	0.01

The financial instruments are recorded in accordance with the SFAS No. 34 and No. 36. The effects of the adoption of these new accounting principles were discussed further in note 5 to the financial statements.

(b)	The Company adopted SFAS No. 34 “Financial Instruments: Recognition and Measurement” effective January 1, 2006. Accordingly, the Company measured and reclassified the financial assets based on fair value at the beginning of 2006. As of January 1, 2006, the cumulative effect of the change in accounting principle amounted to NT$237,915 (net of tax).

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(4) Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2005 and 2006, consisted of the following:

	2005.12.31	2006.12.31

Cash on hand — petty cash	$160	230
Cash in bank — checking account	5,346	19,386
Cash in bank — demand deposit account	5,143	287
Cash in bank — foreign currency account	546,761	1,523,104
Time deposit — new Taiwan dollars	9,265,158	500,000
Time deposit — foreign currency	—	3,944,973
Cash equivalents — commercial paper	—	360,385
Cash equivalents — government and corporate bonds under agreement to repurchase	—	15,356,489

Total	$9,822,568	21,704,854

Cash and cash equivalents were not pledged or mortgaged to secure bank loans.

(5) Financial Assets Reported at Fair Value through Profit or Loss

Financial assets reported at fair value with changes in fair value recorded through profit or loss as of December 31, 2005 and 2006, consisted of the following:

	2005.12.31	2006.12.31

Financial assets reported at fair value through profit of loss
Interest rate swaps	$—	52,255
Foreign exchange forward contracts	1,268,011	941,480
Mutual bond fund	—	660,484

	$1,268,011	1,654,219

(a)	The Company entered into seventeen foreign exchange forward contracts with Standard Chartered Bank and three other banks to hedge the risk of foreign currency exchange rate fluctuations for foreign long-term loans. The foreign exchange forward contracts with notional amounts aggregating to US$130,000 thousand matured in 2006. The maturity of these forward contracts resulted in net cash settlement and gain on disposal of financial assets of NT$403,822 and NT$217,335, respectively. As of December 31, 2005 and 2006, the notional amounts of the remaining foreign exchange forward contracts aggregated to US$650,000 thousand and US$520,000 thousand, respectively, with net fair value of NT$912,154 and NT$941,480, respectively. As of December 31, 2006, the mark-to-market revaluation of foreign exchange forward contracts resulted in unrealized gain on financial assets of NT$215,813. If the Company had continued adopting the accounting treatment for forward contracts under the old SFAS No. 14, which was effective prior to January 1, 2006, amortization of deferred forward exchange premium and unrealized foreign currency exchange gain would have amounted to NT$267,216, and net income would have decreased by NT$38,552 (after tax) for the year ended December 31, 2006.

(b)	The Company entered into four interest rate swap agreements (IRS) with Taipei Fubon Bank and two other banks to hedge the risk from fluctuations of interest rates for foreign long-term loans, which were obtained by the Company in 2004. As of December 31, 2005 and 2006, the notional amounts of the outstanding interest rate swap agreements amounted to US$130,000 thousand and US$92,857 thousand, respectively. The net interest arising from these interest hedging activities resulted in net interest expense of NT$12,822

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

in 2005 and interest income of NT$24,488 in 2006. The net interest receivable as of December 31, 2005 and 2006, amounted to NT$1,348 and NT$13,118, respectively. As of December 31, 2005 and 2006, the net fair value of IRS amounted to NT$38,637 and NT$52,255, respectively. Also, the mark-to-market revaluation of IRS resulted in unrealized gain on financial assets of NT$13,618. If the Company had continued adopting the old accounting treatment for IRS which was effective prior to January 1, 2006, there would have been no gain or loss based on mark-to-market revaluation of IRS, and net income would have increased by NT$10,214 (after tax) for the year ended December 31, 2006.

(c)	In 2006, the Company purchased 197,396.36 units of a mutual bond fund for NT$659,500. As of December 31, 2006, the fair value of the mutual bond fund amounted to NT$660,484. The mark-to-market revaluation of the mutual bond fund resulted in unrealized gain on financial assets of NT$984. If the Company had continued adopting the old accounting treatment for mutual bond fund which was effective prior to January 1, 2006, the mutual bond fund would have amounted to NT$659,500, and net income would have increased by NT$738 (after tax) for the year ended December 31, 2006.

(d)	In December 2006, the maturities of cross currency swaps resulted in realized gain on financial assets of NT$2,846.

(e)	In accordance with SFAS No. 34, the net foreign exchange forward receivable amounting to NT$1,268,011 was reclassified to financial assets reported at fair value through profit or loss as of December 31, 2005.

(6) Inventories, net

As of December 31, 2005 and 2006, inventories consisted of the following:

	2005.12.31	2006.12.31

Raw materials	$557,814	736,290
Supplies	577,199	579,913
Work in process	2,341,178	2,624,819
Finished goods	9,394	5,288

Total	3,485,585	3,946,310
Less: allowance for inventory losses	—	(18,849)

Total	$3,485,585	3,927,461

Inventories were not pledged or mortgaged to secure bank loans.

(7) Lease Receivables

(a)	The Company signed a long-term lease agreement with Nanya Technology Corp. (NTC) to lease out a portion of the building and land (including supplemental equipment) located at No. 667, Fuhsing 3rd Road, Hwa-Ya Technology Park, Kueishan Valley, Taoyuan County. The lease took effect on July 1, 2005, and remains effective until December 31, 2034 (including the period when the lease is automatically extended), a total of 354 months. The lease agreement for the building is treated as a capital lease because the present value of the periodic rental payments since the inception date is at least 90% of the market value of the leased assets. The land is treated as an operating lease. The monthly rents for the lease of building and land were NT$2,058 and NT$310, respectively.

(b)	The initial total amount of lease receivables for the capital lease of the building was NT$728,587; the implicit interest rate was 5.88%. The cost of leased assets transferred was NT$345,637 (including the net book value of the building and miscellaneous equipment of NT$277,372 and NT$68,265, respectively).

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

The difference between the total amount of lease receivables and the cost of leased assets transferred amounted to NT$382,950, which was recognized as unrealized interest income and is amortized over the lease period. For the years ended December 31, 2005 and 2006, NT$10,133 and NT$20,066, respectively, was recognized as interest income (classified under non-operating income and gains — interest income).

The details of lease receivables of December 31, 2005 and 2006, were as follows:

	2005.12.31		2006.12.31
	Current	Non-current	Current	Non-current

Gross lease receivables	$26,756	691,540	24,698	666,842
Less: Unrealized interest income	(20,066)	(352,752)	(19,786)	(332,966)

Net lease receivables	$6,690	338,788	4,912	333,876

(c)	For the years ended December 31, 2005 and 2006, the rent revenues (classified under non-operating income and gains — others) from the operating lease of land were NT$1,859 and NT$3,719, respectively.

(d)	As of December 31, 2005 and 2006, the uncollected rent revenues (classified under other receivables) were NT$310 and NT$310, respectively.

(e)	Future gross lease receivables for leases classified as capital lease or operating lease as of December 31, 2006, were as follows:

	2006.12.31
Duration	Capital lease	Operating lease

2007.1.1-2007.12.31	$24,698	3,719
2008.1.1-2008.12.31	24,698	3,719
2009.1.1-2009.12.31	24,698	3,719
2010.1.1-2010.12.31	24,698	3,719
2011.1.1-2034.12.31	592,748	89,244

Total	$691,540	104,120

(8) Property, Plant and Equipment

(a)	In March 2005, the Company purchased two parcels of land numbered 350 and 351 located in Hwa-Ya, Kueishan, Taoyuan County, for NT$28,465 from the Land Readjustment Committee in Kueishan, Taoyuan County. As of December 31, 2006, the Company had prepaid NT$22,772 of the total purchase price, which was recorded as a prepayment on land purchase.

(b)	The property, plant and equipment are pledged to secure bank loans as of December 31, 2005 and 2006, as described in note 12.

(c)	For the years ended December 31, 2005, and 2006, the Company assessed the related assets for any impairment. Fixed assets not used in operation were transferred to idle assets based on book value, and NT$0 and NT$32,107, respectively, was recognized as impairment loss on idle asset.

(9) Leased Assets and Lease Payables

(a)	The Company signed a long-term lease agreement with NTC to lease a portion of the building and land located on the land numbered 348, 348-2 and 348-4, Hwa-Ya Section, Kueishan Valley, Taoyuan County. The lease took effect on July 1, 2005, and remains effective until February 28, 2029 (including the period when the agreement can be automatically extended), a total of 284 months. The lease agreement for the building is treated as a capital lease because (a) the present value of the periodic rental payments made

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

since the inception date is at least 90% of the market value of the leased assets and (b) the lease term is equal to 75% or more of the total estimated economic life of the leased assets. The land is treated as an operating lease. The monthly rents for the leased building and land were NT$775 and NT$357, respectively. Total interest expenses of NT$1,513 and NT$5,920 were recognized for the years ended December 31, 2005 and 2006, respectively.

(b)	The total present value of lease payables for the capital lease of the building was NT$135,996; the implicit interest rate was 4.46%. The fair value of the leased assets at the beginning of the lease period was NT$135,996.

(c)	As of December 31, 2005 and 2006, the details of these lease payables were as follows:

	2005.12.31	2006.12.31

Lease payables	$134,357	130,966
Less: Current portion of lease payables	(3,390)	(3,544)

Lease payables — long-term	$130,967	127,422

(d)	For the years ended December 31, 2005 and 2006, the lease expenses for the operating lease of the land (classified under administrative and general expenses) were NT$2,141 and NT$4,282, respectively, which were fully paid.

(e)	As of December 31, 2005 and 2006, the unpaid rent expenses (classified under other payables — related parties) were NT$0 and NT$357, respectively.

(f)	Future lease payments (excluding interest component) classified as capital lease or operating lease as of December 31, 2006, were as follows:

	2006.12.31
Duration	Capital lease	Operating lease

2007.1.1-2007.12.31	$3,544	4,282
2008.1.1-2008.12.31	3,706	4,282
2009.1.1-2009.12.31	3,874	4,282
2010.1.1-2010.12.31	4,050	4,282
2011.1.1-2029.12.31	115,792	77,786

Total	$130,966	94,914

(10) Short-term Loans

Short-term loans as of December 31, 2005 and 2006 consisted of the following:

	2005.12.31	2006.12.31

Unsecured borrowings	$2,323,300	—

The short-term loans bear interest at annual rate of 1.39% as of December 31, 2005. As of December 31, 2005 and 2006, the unused credit facility for short-term loans amounted to NT$5,666,700 and NT$10,115,936, respectively.

(11) Bonds Payable

On November 22, 2006, the board of directors approved the issuance of domestic unsecured corporate bond to raise long-term funds for the repayment of loans. The issuance of this bond was approved by the Securities and

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

Futures Bureau (SFB). On December 19, 2006, the Company issued the unsecured bond amounting to NT$6,000,000 at coupon rate as follows:

Coupon Rate and
Principal	Par Value	Duration	Interest Payment	Repayment Term

NT$6,000,000	NT$1,000	2006.12.19 - 2011.12.19	Interest payable annually at 2.2%	Repayable in 3 annual installments December 2009, 2010 and 2011: 33%, 33%, and 34% of principal, respectively.

Future principal repayments for the Company’s unsecured corporate bond as of December 31, 2006, were as follows:

Year	Amount

2009	$1,980,000
2010	1,980,000
2011	2,040,000

Total	$6,000,000

(12) Long-term Loans

Long-term loans as of December 31, 2005 and 2006, consisted of the following:

	2005.12.31
Bank	Repayment period	Nature	Interest rate	2005.12.31

Taiwan Cooperative Bank (the managing bank)	(1) February 2, 2006- February 2, 2009	Machinery loan	4.6214%-4.7688%	$8,541,000
Mega International Commercial Bank(the managing bank)	(2) November 15, 2006- November 15, 2009	Machinery loan	4.6512%-5.3488%	22,075,200
Mega International Commercial Bank (the managing bank)	(2) November 15, 2006- November 15, 2009	Machinery loan	2.3362%-2.4260%	1,850,000

				32,466,200
Less: Current portion of
long-term loans				(6,431,636)

				$26,034,564

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

	2006.12.31
Bank	Repayment period	Nature	Interest rate	2006.12.31

Taiwan Cooperative Bank (the managing bank)	(1) February 2, 2006- February 2, 2009	Machinery loan	4.6214%-6.3352%	$6,030,260
Mega International Commercial Bank (the managing bank)	(2) November 15, 2006- November 15, 2009	Machinery loan	5.3488%-6.2090%	18,775,296
Mega International Commercial Bank (the managing bank)	(2) November 15, 2006- November 15, 2009	Machinery loan	2.4260%-2.6184%	4,885,715

				29,691,271
Less: Current portion of
long-term loans				(10,299,107)

				$19,392,164

(1)	The Company signed a syndicated loan agreement with Taiwan Cooperative Bank, the managing bank of this syndicated loan, and 15 other banks on January 16, 2004. The Company had utilized US$260,000 thousand from this loan facility for the period from February 2 to August 2, 2004. The details of this loan are as follows:

(a)	Credit line: US$260,000 thousand.

(b)	Interest rate: USD 3-month or 6-month London Inter-bank Offered Rate (“LIBOR”) plus margin.

(c)	Duration: 5 years.

(d)	Repayment: The principal is payable in 7 semi-annual installments starting from 24 months after the first drawing date.

(e)	The long-term loan is secured by machinery. As of December 31, 2005 and 2006, the net book value of the pledged assets amounted to NT$9,625,951 and NT$7,657,438, respectively.

(f)	The Company has issued a promissory note for the syndicated loan.

(g)	As of December 31, 2006, the Company repaid US$75,000 thousand of this syndicated loan.

(2)	The Company signed a syndicated loan agreement with Mega International Commercial Bank (formerly I.C.B.C.) the managing bank of the syndicated loan, and 23 other banks on October 14, 2004 (as of December 31, 2006, the actual number of banks had increased to 31). The Company applied for drawings of US$672,000 thousand and NT$5,700,000 for the period November 15, 2004, to December 31, 2006.

The details of this loan are as follows:

(a)	Credit line: US$672,000 thousand and NT$5,700,000.

(b)	Interest rate for Tranche A: USD 3-month or 6-month London Inter-bank Offered Rate (“LIBOR”) plus margin.

(c)	Interest rate for Tranche B: The 90-day or 180-day commercial paper rate in the primary market which appears on Moneyline Telerate, plus margin.

(d)	Duration: 5 years.

(e)	Repayment: The principal is payable in 7 semi-annual installments starting from 24 months after the first drawing date.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(f)	This long-term debt is secured by buildings and machinery. As of December 31, 2005 and 2006, the net book value of the pledged assets amounted to NT$17,949,184 and NT$24,272,894, respectively.

(g)	The Company has issued a promissory note for this syndicated loan.

(h)	As of December 31, 2006, the Company repaid US$96,000 thousand and NT$814,285 of this syndicated loan.

The two long-term loan agreements contain undertakings and restrictive covenants requiring the Company to maintain certain financial ratios. In addition, the long-term loan agreements require that (i) no material adverse change shall be made to the off-take sales arrangements signed by the Company, Nanya Technology Corporation (NTC), and Infineon AG (IFX), (ii) that Nan Ya Plastics Corporation (NPC) shall remain the largest shareholder of and retain management control over NTC, and (iii) that NTC and IFX continue to be the Company’s largest shareholders and retain control over the Company. As of December 31, 2006, the Company was in compliance with these undertakings and covenants.

(13) Accrued Pension Liabilities

(a)	The pension information for the years ended December 31, 2005 and 2006, was as follows:

	2005	2006

Balance of the retirement fund	$29,192	44,428
Periodic pension costs
Defined benefit plan cost	35,317	11,372
Defined contribution plan cost	23,482	61,083
Accrued pension liabilities-defined benefit plan	50,594	46,746
Accrued expenses-defined contribution plan	12,265	20,099

(b)	The following table sets forth the details of the reconciliation of funded status to accrued pension liability on December 31, 2005 and 2006:

	2005	2006

Benefit obligation:
Vested benefit obligation	$(4,227)	(3,504)
Non-vested benefit obligation	(54,372)	(61,546)

Accumulated benefit obligation	(58,599)	(65,050)
Projected compensation increase	(65,607)	(70,459)

Projected benefit obligation	(124,206)	(135,509)
Fair value of plan assets	31,115	46,963

Funded status	(93,091)	(88,546)
Unamortized pension gain or losses	42,497	41,800

Accrued pension liability	$(50,594)	(46,746)

(c)	As of December 31, 2005 and 2006, the actuarial present value of the vested benefits for the Company’s employees in accordance with the retirement benefit plan was approximately NT$4,609 and NT$4,112, respectively.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(d)	Major assumptions used to determine the pension plan funded status for the years ended December 31, 2005, and 2006, were as follows:

	2005	2006

Discount rate	3.00%	2.75%
Rate of increase in compensation	3.00%	3.00%
Expected long-term rate of return on plan assets	3.00%	2.75%

(14) Income Tax

(a)	The Company’s earnings are subject to income tax at a statutory rate of 25%. For the years ended December 31, 2005, and 2006, the components of income tax expense were as follows:

	2005	2006

Income tax expense — current	$152,162	268,345
Income tax expense — deferred	185,199	118,154

Income tax expense	$337,361	386,499

(b)	The details of deferred income tax expenses for the years ended December 31, 2005, and 2006, were as follows:

	2005	2006

Investment tax credit	$(2,917,497)	(963,916)
Difference in depreciation expense for tax purposes and financial accounting purposes	1,261	1,260
Allowance for inventory devaluation	—	(4,712)
Provision for pension expense in excess of tax limit	(4,634)	962
Realized accrued operating expenses	2,138	14,308
Impairment loss on idle asset	—	(8,027)
Utilized loss carryforwards	47,414	—
Allowance for valuation of deferred tax assets	3,123,694	1,220,105
Decrease in unrealized foreign exchange gain	(67,177)	(152,808)
Increase in valuation gain on financial instruments, net	—	10,982

Deferred income tax expense	$185,199	118,154

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(c)	The income tax calculated on pretax financial income at a statutory income tax rate of 25% was reconciled with the actual income tax as reported in the accompanying financial statements for the years ended December 31, 2005, and 2006, as follows:

	2005	2006

Income tax calculated based on financial pretax income	$1,566,770	4,123,070
Tax effect of tax-free income from income tax holiday	(1,269,720)	(3,967,622)
Increase in income tax credit for purchasing machinery and equipment	(3,353,697)	(694,779)
Differences between estimated and actual income tax expense filing	263,056	(453,270)
Tax-exempt securities	(985)	(5,147)
Increase in valuation allowance for deferred income tax assets	3,123,694	1,220,105
10% surtax on undistributed earnings	7,862	160,095
Income tax levied separately	381	4,034
Permanent differences	—	13

Income tax expense	$337,361	386,499

(d)	Deferred income tax assets and tax liabilities as of December 31, 2005 and 2006, were as follows:

	2005.12.31	2006.12.31

Current:
Deferred income tax assets	$66,267	116,396
Deferred income tax liabilities	(29,862)	(36,706)

Current deferred income tax liablilities — current, net	$36,405	79,690

Non-current:
Deferred income tax assets	$7,194,031	8,086,962
Valuation allowance for deferred income tax assets	(6,596,233)	(7,816,338)

Deferred income tax assets — non-current, net	597,798	270,624
Deferred income tax liabilities	(245,040)	—

Non-current deferred income tax assets, net	$352,758	270,624

Total deferred income tax assets	$7,260,298	8,203,358

Total deferred income tax liabilities	$274,902	36,706

Total valuation allowance for deferred income tax assets	$6,596,233	7,816,338

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(e)	As of December 31, 2005 and 2006, the components of deferred income tax assets or liabilities were as follows:

	2005.12.31		2006.12.31
		Effects on		Effects on
	Amount	income tax	Amount	income tax

Deferred income tax assets:
Unused investment tax credit	$7,023,377	7,023,377	7,987,293	7,987,293
Difference in depreciation expense for tax purposes and financial accounting purposes	8,030	2,007	2,986	747
Allowance for inventory devaluation	—	—	18,849	4,712
Provision for pension expense in excess of tax limit	50,594	12,649	46,746	11,687
Unrealized foreign exchange loss	818,944	204,736	433,465	108,366
Cumulative effect of change in accounting principle on financial assets	—	—	317,220	79,305
Allowance for impairment loss on idle	—	—	32,107	8,027
Unrealized operating expenses	70,114	17,529	12,886	3,221

Deferred income tax assets, gross		$7,260,298		8,203,358

Deferred income tax liabilities:
Unrealized foreign exchange gain	$1,099,609	274,902	102,899	25,724
Unrealized valuation gain on financial instruments	—	—	43,928	10,982

Deferred income tax liabilities, gross		$274,902		36,706

(f)	Under the ROC Statute for Upgrading Industries, the Company’s unused investment tax credits as of December 31, 2006, were as follows:

		Personnel training and
	Purchasing machinery	research and development
Year	and equipment	expenditures	Expiry Year

2003	$565,230	14,539	2007
2004	3,049,861	—	2008
2005	3,852,048	35,058	2009
2006	470,557	—	2010

	$7,937,696	49,597

ROC Income Tax Law provides an investment tax credit to companies that purchase certain types of equipment and machinery. Such tax credit can be used to reduce by up to 50% of income tax liability arising from the Company’s products produced using such machinery for four years starting from the year of equipment purchase, and can be used to reduce by up to 100% such income tax liability in the fifth year.

(g)	The Company’s income tax returns have been examined by the ROC tax authority through 2004.

(h)	Undistributed earnings, imputation credit account (ICA) and creditable ratio

	2005.12.31	2006.12.31

Undistributed earnings after 1997	$5,943,790	17,482,894

Imputation credit account	$27,822	146,489

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

	2005	2006
	(Actual)	(Projected)

Creditable ratio	3.24%	2.12%

(i)	The stockholders approved a resolution during their meetings on June 29, 2005, and October 18, 2004, to allow the Company to avail of the Income Tax Holiday for investment projects under Article 9 of the Statute for Upgrading Industries. The Company has availed of the five-year Income Tax Holiday commencing from January 1, 2005, June 1, 2005, and January 1, 2006, respectively, for the taxable income that is derived only from the sale of products produced from its Fab-1-Phases 1, 2, and 3 investment project. As of December 31, 2006, the exemption from profit-seeking enterprise income tax (“Income Tax Holiday”) under Article 9 of the Statute for Upgrading Industries for the aforesaid investment projects had the following duration.

Duration of Income Tax Holiday

Inotera Fab-1 — Phase 1	January 2005 — December 2009
Inotera Fab-1 — Phase 2	June 2005 — May 2010
Inotera Fab-1 — Phase 3	January 2006 — December 2010

(15) Stockholders’ Equity

(a)	Common stock

During their meeting on June 29, 2005, the stockholders approved a resolution allowing the Company to further increase its capital by NT$132,940 by declaring stock dividends out of its 2004 earnings. This capital increase was approved by the Securities and Futures Bureau (SFB) on July 12, 2005. On July 18, 2005, the board of directors approved a resolution to set August 9, 2005, as the effective date for distributing this stock dividend by issuing new shares.

On February 6, 2006, the board of directors approved the Initial Public Offering of the Company’s shares through the issuance of 200 million Company shares for cash at initial price offering of NT$33 per share on the Taiwan Stock Exchange (TSE). The Company approved a resolution to set March 14, 2006, as the effective date for issuing new shares. This capital increase was approved by the SFB on April 11, 2006. The excess of the initial price offering over the par value of the shares issued of NT$23 per share was recorded as capital surplus — paid-in capital in excess of par value.

Effective May 16, 2006, the Company sold for cash 40 million GDSs, representing 400 million common shares of the Company, at a price of US$10.53 per share and subsequently listed its GDSs on the LSE. Total issuance of GDSs amounted to US$421,200 thousand, and each GDS offers the holder the right to receive 10 shares of the Company. The offering was approved by the SFB on May 1, 2006. On May 16, 2006, the Company issued 400 million of its shares, and net proceeds were US$416,114 thousand, or NT$13,169,176 (after deducting commissions and offering expenses payable by the Company). The net proceeds exceeded the par value by NT$9,169,176, which was recorded as capital surplus — paid-in capital in excess of par value.

As of December 31, 2005 and 2006, the Company’s total authorized capital amounted to NT$40,000,000, and total issued common stock amounted to NT$25,109,540 and NT$31,109,540, respectively, with $10 par value per share.

(b)	Capital surplus

As of December 31, 2005 and 2006, the capital surplus consisted of the following:

	2005.12.31	2006.12.31

Paid-in capital in excess of par value	$15,548,660	29,317,836

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

According to the ROC Company Law, realized capital surplus can be transferred to common stock after deducting the accumulated deficit, if any. Realized capital surplus includes the additional paid-in capital from issuance of common stock in excess of the common stock’s par value, donation from others, and additional paid-in capital-treasury stock.

(c)	Earnings appropriation and distribution

The Company’s annual net profit, after providing for income tax and covering the losses of previous years, shall be first set aside for legal reserve at the rate of 10% thereof until the accumulated balance of legal reserve equals the total issued capital. The remaining net profit, if any, after providing for any special reserves or reserving certain undistributed earnings for business purposes shall be distributed as follows:

(i)	0.1% — 1% as remuneration to directors and supervisors.

(ii)	1% — 8% as bonus to employees.

(iii)	The remainder as dividends to stockholders, distributed in the form of cash dividends and/or stock dividends.

As it belongs to a highly capital-intensive industry with strong growth potential, the Company adopts a dividend distribution policy which is in line with its capital budget and long-term financial plans. This policy requires, among other things, that the distribution of cash dividends shall be at least fifty percent (50%) of the Company’s total dividend distribution for the year.

Based on the resolutions approved by the stockholders during their meeting on June 29, 2005, and June 7, 2006, the Company’s stockholders proposed to distribute the Company’s 2004 and 2005 earnings as follows:

	Earnings distribution		Distribution per share
	2004	2005	2004	2005

Legal reserve	$90,130	592,976	—	—
Special reserve	542,605	—	—	—
Remuneration to directors and supervisors	2,686	3,736	—	—
Bonus to employees — cash	8,057	298,866	—	—
Bonus to employees — stock	8,057	—	—	—
Dividends to stockholders — cash	124,883	3,433,227	0.05	1.1036
Dividends to stockholders — stock	124,883	—	0.05	—

	$901,301	4,328,805	0.10	1.1036

If the remuneration to directors and supervisors and the employees’ bonus were recorded as compensation expenses, the retroactive earnings per share in 2004 would decrease from NTD$0.51 to NTD$0.5 and the earnings per share in 2005 would decrease from NTD$2.36 to NTD$2.24.

The appropriation of the Company’s 2006 net income for the employees’ bonus and remuneration to directors and supervisors is subject to a resolution to be passed and approved by the Company’s directors and stockholders during their meetings normally held within six months after the year-end closing. Following the approval of this resolution, related information can be obtained from the public information website.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(16) Earnings Per Share

For the years ended December 31, 2005, and 2006, the weighted-average number of outstanding common shares and the common stock equivalents for calculating the basic EPS consisted of the following (expressed in thousands of New Taiwan Dollars and shares, except for earnings per share expressed in New Taiwan Dollars):

2005
	Amount		Total weighted	Earnings per share
	Income before	Income after	average shares	Before	After
	income tax	income tax	outstanding	income tax	income tax

Basic earnings per share
Net income	$6,267,119	5,929,758	2,510,954	2.50	2.36

	2006
	Amount		Total weighted	Earnings per share
	Income before	Income after	average shares	Before	After
	income tax	income tax	outstanding	income tax	income tax

Basic earnings per share
Income before cumulative effect of change in accounting principle	$16,492,323	16,105,824	2,923,557	5.64	5.51
Cumulative effect of change in accounting principle	(317,220)	(237,915)	2,923,557	(0.11)	(0.08)

Net income	$16,175,103	15,867,909		5.53	5.43

(17)	Financial Instrument Information

(a) Fair value of financial instruments

As of December 31, 2005 and 2006, the fair value of the Company’s financial assets and liabilities were as follows:

	2005.12.31		2006.12.31
Financial instruments	Book value	Fair value	Book value	Fair value

Financial assets:
Cash and cash equivalents	$9,822,568	9,822,568	21,704,854	21,704,854
Accounts receivable — related parties	5,050,277	5,050,277	8,332,816	8,332,816
Interest rate swap	—	38,637	52,255	52,255
Foreign exchange forward contracts	1,268,011	912,154	941,480	941,480
Mutual bond fund	—	—	660,484	660,484
Refund deposits	28,544	28,544	79,219	79,219
Financial liabilities:
Short-term loans (including current portion of long-term loans)	8,754,936	8,754,936	10,299,107	10,299,107
Accounts payable (including accounts payable — related parties)	4,065,278	4,065,278	21,516,696	21,516,696
Bond payable	—	—	6,000,000	5,988,672
Long-term loans	26,034,564	26,034,564	19,392,164	19,392,164

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(b) The methods and assumptions used to estimate the fair value of each class of financial instruments were as follows:

(i)	The book value of short-term financial instruments is believed to be not materially different from the fair value because the maturity dates of short-term financial instruments are within one year from the balance sheet date. Therefore, their book value is adopted as a reasonable basis for determining their fair value. This principle is applied in estimating the fair value of short-term financial instruments including cash and cash equivalents, account receivables, account payables, and short-term loans.

(ii)	The fair value of financial instruments traded in active markets is based on quoted market prices. If the financial instruments are not in an active market, then the fair value is determined by certain valuation techniques, using assumptions under existing market conditions.

(iii)	The discounted present value of anticipated cash flows is adopted as the fair value of long-term debt. The discounting rates used in calculating the present value are similar to those of the Company’s existing long-term loans.

(iv)	Fair value of bond payable was determined by using broker quote. This quote is tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date.

(v)	Refundable deposits are refunded in cash based on its contracted amount. Therefore, its book value is equivalent to its fair value.

(c)	As of December 31, 2006, the fair values of the financial instruments, were based on market values in an active market or determined by using broker quotes/carrying values, as follows:

	2006.12.31
		Value determined
		by using
	Market value in	broker quote/
Financial instruments	active market	carrying value

Financial assets:
Cash and cash equivalents	$21,704,854	—
Accounts receivables — related parties	—	8,332,816
Interest rate swaps	—	52,255
Foreign exchange forward contracts	—	941,480
Mutual bond fund	—	660,484
Refund deposits	—	79,219
Financial liabilities:
Current portion of long-term loans	—	10,299,107
Accounts payable (including accounts payable — related parties)	—	21,516,696
Bond payable	—	5,988,672
Long-term loans	—	19,392,164

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(d) Financial risk information

(i) Market risk

All derivative financial instruments are intended as hedges for fluctuations in foreign exchange rates and interest rates. Gains or losses from these hedging instruments are likely to be offset by gains or losses from the hedged items. Thus, market price risks are believed to be low.

The Company has sufficient operating capital to meet the cash requirements for the derivative financial instrument transactions. In addition, additional cash inflow is expected to meet the cash outflow. Therefore, the cash flow risk is low.

(ii) Credit risk

The Company signed a “Product Purchase and Capacity Reservation Agreement” with NTC and IFX (which transferred all its rights to Qimonda), as described in note 18(b) (vi). Under this agreement, these entities are each entitled to a contracted percentage of the Company’s production capacity. Under the agreement, the sales of the Company were derived 100% from NTC, IFX and Qimonda. The sales are an indication that the Company has concentration of credit risk. Because these customers are all reputable listed companies, the accounts receivable from NTC and Qimonda are collectible. Management believes its exposure related to the potential payment default by NTC and Qimonda is low, as described in note 18(b).

Credit risks of financial instrument transactions represent the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss to the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposure related to the potential default by those counter-parties is low.

(iii) Cash flow and interest rate risk

Interest rate risk arises from short-term and long-term loans. Loans issued at variable rates expose the Company to cash flow interest rate risk. If the market interest rate increases by 1%, the cash outflow of the Company would increase by NT$296,913. The Company manages its cash flow interest rate risk by using floating-to-fixed interest-rate swaps. Such interest rate swaps have the economic effect of converting loans from floating rates to fixed rates.

(18) Related-party Transactions

(a) Names of and relationship with related parties

Name	Relationship with the Company

Nan Ya Plastics Corp. (NPC)	Common chairman
Nanya Technology Corp. (NTC)	Stockholder
Infineon Technologies AG (IFX)	Stockholder
Qimonda Technologies Suzhou Co., Ltd (formerly Infineon Technologies Suzhou Co., Ltd)	Subsidiary of Qimonda AG
Qimonda Richmond, LLC (formerly Infineon Technologies, Richmond)	Subsidiary of Qimonda AG
Qimonda AG	Subsidiary of IFX

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(b) Significant related-party transactions

(i) Sales revenue and accounts receivable

Significant sales to related parties for the years ended December 31, 2005 and 2006, were as follows:

	2005		2006
		% of net		% of net
	Amount	sales	Amount	sales

NTC	$11,502,292	49.94	20,477,214	50.21
IFX	9,180,137	39.86	3,994,116	9.79
Qimonda Technologies Suzhou Co., Ltd	2,347,571	10.19	2,695,017	6.61
Qimonda Richmond, LLC	2,203	0.01	—	—
Qimonda AG	—	—	13,615,363	33.39

	$23,032,203	100.00	40,781,710	100.00

The balances of accounts receivable resulting from the above transactions as of December 31, 2005 and 2006, consisted of the following:

	2005.12.31		2006.12.31
		% of accounts		% of accounts
		receivable—		receivable—
	Amount	related parties	Amount	related parties

NTC	$2,362,640	46.78	4,325,897	51.91
IFX	1,898,230	37.59	—	—
Qimonda Technologies Suzhou Co., Ltd	789,407	15.63	—	—
Qimonda AG	—	—	4,006,919	48.09

	$5,050,277	100.00	8,332,816	100.00

The normal credit term with the related parties above is 60 days from delivery date.

(ii) Purchases and accounts payable

Significant purchases from related parties for the years ended December 31, 2005 and 2006, were as follows:

	2005		2006
		% of net		% of net
	Amount	purchases	Amount	purchases

NPC	$49,827	0.17	680,957	15.85
NTC	—	—	70,039	1.63
IFX	464,481	1.56	217,230	5.06
Qimonda AG	—	—	252,285	5.87

	$514,308	1.73	1,220,511	28.41

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

The balances of accounts payable resulting from the above transactions as of December 31, 2005 and 2006, were as follows:

	2005.12.31		2006.12.31
		% of total		% of total
		accounts		accounts
	Amount	payable	Amount	payable

NPC	$32,420	0.80	346,304	1.61
IFX	22,792	0.56	—	—
Qimonda AG	—	—	59,613	0.28

	$55,212	1.36	405,917	1.89

The Company pays NPC and NTC on the 15th of the month following the month of purchase, and pays IFX and Qimonda AG within 30 days of the invoice date. Purchases from NPC included miscellaneous equipment. Purchase prices and payment terms of purchases from related parties are not materially different from those of non-related general suppliers.

(iii) Acquisition and disposition of property, plant and equipment

In May 2005, the Company purchased for NT$1,575,000 from NTC six parcels of land numbered 347 and five other numbers, which are located in Hwa-Ya, Kueishan, Taoyuan County. As of December 31, 2005, the Company fully paid the purchase price.

In June 2005, the Company purchased for NT$73,827 electronic equipment from NTC, which was accounted for as machinery and equipment. As of December 31, 2005, the Company fully paid the purchase price.

In July 2006, the Company sold for NT$600 to NTC machinery with a book value of NT$2,142. Loss on disposal of this asset amounted to NT$1,542, which was accounted for as non-operating expenses and losses — others. As of December 31, 2006, the Company received full payment from NTC.

(iv) Training expense

NTC transferred some of its employees to the Company to enable the Company to have a sufficient number of high quality and loyal staff. Consequently, the Company is required to reimburse NTC for the loss of their experienced employees in an amount equal to 6 months’ salary of those employees. The Company booked this expenditure as training expenses (classified under administrative and general expenses) of NT$5,180 for the year ended December 31, 2005. As of December 31, 2005, the Company fully paid these training expenses.

(v) Lease contracts

Commencing from July 1, 2005, the Company signed lease contracts with NTC. Refer to notes 7 and 9 for details.

(vi) Other significant transactions

IFX provides some IT and inspection services and other services to the Company. As of December 31, 2005 and 2006, the unpaid liability from these transactions amounted to NT$61,757 and NT$0, respectively, which was accounted for as other payables — related parties.

Qimonda AG provides IT and handling services to the Company. As of December 31, 2006, the unpaid liability from these transactions amounted to NT$36,511, which was accounted for as other payables — related parties.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

NTC supplies some of the Company’s utilities, steam, purification for waste water and employee dormitories. As of December 31, 2005 and 2006, the unpaid liability from this transaction amounted to NT$20,059 and NT$24,932, respectively, which was accounted for as other payables — related parties.

NPC rents out dormitory space and water and power utility facilities to the Company. As of December 31, 2005 and 2006, the unpaid rental and utilities amounted to NT$4,437 and NT$4,096, respectively, which was accounted for as other payables — related parties.

(vii) Contracts with related parties

The Company signed a “Product Purchase and Capacity Reservation Agreement” with NTC and IFX. Under this agreement, these entities are each entitled to a contracted percentage of the Company’s production capacity. The Company is committed to sell its production to these entities at a transfer price calculated in accordance with the formula stated in the agreement. This agreement took effect on July 15, 2003, and will continue in effect until terminated by either party with cause or when the Joint Venture Agreement and/or the License and Technical Cooperation Agreement between NTC and IFX are terminated.

The Company signed a “Know-How Transfer Agreement” with NTC and IFX. Under this agreement, these entities allowed the Company to utilize their know-how in the semiconductor manufacturing process. This contract took effect on July 15, 2003, and it will continue in effect until either of the following conditions has been fulfilled: 1) both corporations decide to terminate their Joint Venture Agreement or 2) three years after the completion of know-how transfer.

IFX has completed the carve-out of its memory product business group effective on May 1, 2006. Accordingly, IFX’s memory products business, including substantially all of the related assets and liabilities and personnel were transferred to a wholly owned subsidiary named Qimonda AG. Also, IFX assigned the rights and obligations under the “Product Purchase and Capacity Reservation Agreement” and “Know-How Transfer Agreement” to Qimonda AG effective on May 1, 2006.

The Company signed a service contract with NTC.  Under this contract, NTC provides transaction support in the following areas: human resources, finance, engineering and construction, raw material, inventory, etc. The service fee is charged based on the actual type of service rendered. The contract took effect on July 15, 2003, and will continue in effect until terminated mutually by both parties.

(19) Pledged Properties

Refer to note 12 for information on the Company’s assets pledged to secure loans.

(20) Commitments and Contingencies

As of December 31, 2005 and 2006, in addition to those described in the financial statements and accompanying notes, the balance of outstanding letters of credit were as follows:

Currency	2005.12.31	2006.12.31

USD	$13,197	65,308
JPY	¥342,070	2,099,273
EUR	€674	50,907

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(21) Significant Disaster Loss: None.

(22) Subsequent Events:

The Company issued a second domestic unsecured bonds on January 5, 2007. The issuance was approved by the SFB, as follows:

Coupon Rate and
Principal	Par Value	Duration	Interest Payment	Repayment Term

NT$4,000,000	NT$1,000	2007.1.5 - 2012.1.5	Interest payable annually at 2.23%	Payable on maturity date

(23) Others

(a)	The Company’s personnel, depreciation, and amortization expenses were as follows:

	For the year ended December 31, 2005
	Cost of goods sold	Operating expenses	Total

Personnel expenses
Salaries	1,048,967	192,903	1,241,870
Labor and health insurance	63,796	8,084	71,880
Pension expenses	48,974	9,825	58,799
Other personnel expenses	29,724	3,628	33,352
Depreciation expenses	8,049,957	49,594	8,099,551
Amortization expenses	6,995	—	6,995

	For the year ended December 31, 2006
	Cost of goods sold	Operating expenses	Total

Personnel expenses
Salaries	1,369,465	205,154	1,574,619
Labor and health insurance	90,656	8,267	98,923
Pension expenses	61,163	11,292	72,455
Other personnel expenses	41,019	4,037	45,056
Depreciation expenses	11,571,260	62,119	11,633,379
Amortization expenses	8,454	—	8,454

(b)	As discussed in note 18(b)(vii) to the financial statements, the Company signed a service contract with NTC, under which, the General Administrative Office of the Formosa Group is entrusted to provide certain administrative services. For the years ended December 31, 2005 and 2006, the service expenses paid to the General Administrative Office of the Formosa Group amounted to NT$25,631 and NT$28,278, respectively.

(c)	Stock purchase plan

The Board of Directors of the Company approved a resolution to adopt a “Deferred Stock Purchase Plan” (the Plan). Under this Plan, the employees of the Company are allowed to purchase the Company’s shares which are being held by Hwa-Keng Investment Corp., a corporate stockholder of the Company, following the approval thereof by the board of directors and stockholders of Hwa-Keng Investment Corp.

The Plan requires that its actual implementation shall be made within 4 weeks after the approval of the Company’s stock listing by the SFB. The purchase price is the higher of NT$15 per share or the net book value per share of the Company at the time of the Plan’s execution plus 10% premium thereof. There were

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

73,124 thousand Company shares being held by Hwa-Keng Investment Corp., which were made available for purchase by the employees. On January 6, 2006, the Company received the approval from the SFB, and implemented the Plan on the same day. On February 9, 2006, Hwa-Keng Investment Corp. sold 64,032,908 Company shares at NT$20.07 per share to the employees of the Company, following the Company’s implementation of the Plan.

Under the International Financial Reporting Standards (IFRS), the share-based payment is normally accounted for as current expenses. If the IFRS is adopted to account for the share-based payment under this Plan, the Company should recognize compensation cost of approximately NT$826,025 in current results of operations. However, the Company did not adopt this accounting treatment under IFRS because there are no specific accounting principles or declaratory statutes announced by the Accounting Research and Development Foundation (the ARDF) in the Republic of China. The ARDF is now in the process of promulgating the accounting treatment on share-based payment under this type of Plan and has indicated that there is a common view that simply requires disclosing the details of the Plan in the financial statements when the Plan is consummated before the declaratory statutes is announced by the ARDF, without recognizing an expense currently. For this reason, the Company simply disclosed the details of the Plan to conform with the requirement for disclosure.

(d)	Reclassifications

Certain accounts in the 2005 financial statements, have been reclassified to conform with the financial statements presentation adopted in 2006, for purposes of comparison. These reclassifications have not materially affected the financial statements.

(24)	Segment Information

(a)	Industrial information

The Company’s main operating activities are to manufacture and to sell semiconductor product, which belong to a single industrial segment.

(b)	Geographic information

The Company has no foreign operation segment; thus, no geographic information is provided.

(c)	Export sales information

Export sales to geographic areas in 2005 and 2006 were summarized as follows:

	2005		2006
		% of		% of
		net		net
Destination Area	Amount	sales	Amount	sales

Europe	$9,180,137	39.86	17,609,479	43.18
Asia	2,347,571	10.19	2,695,017	6.61
North America	2,203	0.01	—	—

Total	$11,529,911	50.06	20,304,496	49.79

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(d)	Major clients

The major clients of the Company for the years 2005 and 2006 were summarized as follows:

	2005		2006
		% of		% of
		net		net
Client	Amount	sales	Amount	sales

NTC	$11,502,292	49.94	20,477,214	50.21
Qimonda AG	—	—	13,615,363	33.39
IFX	9,180,137	39.86	3,994,116	9.79
Qimonda Technologies Suzhou Co., Ltd	2,347,571	10.19	2,695,017	6.61

Total	$23,030,000	99.99	40,781,710	100.00

(25)	Summary of Significant Differences between Accounting Principles Followed by the Company and Generally Accepted Accounting Principles in the United States of America

a. Derivative financial instrument transactions

Before January 1, 2006, under ROC GAAP, there are no specific rules related to accounting for derivative financial instruments, nor criteria for hedge accounting. Therefore, companies have flexibility in choosing when to recognize derivative financial instruments and when to follow hedge accounting versus fair value accounting for such instruments. In practice, derivative contracts including foreign currency forward contracts and interest rate swaps are accounted for as follows:

(i) Foreign exchange forward contracts

Foreign exchange forward contracts, which were entered into for the purpose of hedging the risks of exchange rate fluctuation on foreign currency receivables and payables, were translated into New Taiwan Dollars using spot rates on the balance sheet date. The resulting translation difference was recorded as an exchange gain or loss in the accompanying statements of income. The difference between the forward rate and spot rate at the contract date was amortized over the contract period.

(ii) Interest rate swaps

Because there is no physical transfer of principal, only memo entries of notional principals were made for interest rate swaps. For trading swaps, the differences between the present and market values of interest receivables or payables arising thereon were reported as unrealized gains or losses on derivative instruments. For non-trading swaps, interest was accrued based on contract terms, with interest revenue and expense recognized in the same period that the hedged items affect earnings.

Effective January 1, 2006, however, the accounting for derivative financial instrument transactions is principally equivalent to U.S. GAAP.

U.S. GAAP contains comprehensive guidance as to when hedge accounting is appropriate. As a consequence, certain derivative contracts such as foreign currency forward contracts and interest rate swaps included in the Company’s balance sheet would be recorded at the derivatives contract’s market rate as of the reporting date, resulting in a decrease in other receivables as reported under the ROC GAAP balance sheet.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

b. Bonuses to employees, directors and supervisors

Under the ROC regulations and the Company’s Articles of Incorporation, a portion of distributable earnings should be set aside as bonuses to employees, directors and supervisors. Bonuses to directors and supervisors are always paid in cash. However, bonuses to employees may be granted in cash or shares or both. All of these appropriations, including share bonuses which are valued at par value of NT$10, are charged against retained earnings, after such appropriations are formally approved by the shareholders in the following year.

Under U.S. GAAP, bonuses and remuneration are generally expensed as services are rendered. Also under U.S. GAAP, bonuses which are paid in the form of Company shares are recorded within equity at fair market value, with a corresponding charge to earnings for the difference between the fair value of the shares at the date of grant and the price paid by the employee, if any.

c. Undistributed earnings surtax

Companies in the ROC are subject to a 10% surtax on undistributed profits earned after December 31, 1997. If the undistributed earnings are distributed in the following year, the 10% surtax is not due. Under ROC GAAP, income tax expense is recorded in the statement of operations in the following year if the earnings are not distributed to the shareholders.

Under U.S. GAAP, the 10% surtax leviable on the undistributed earnings is recorded in the statement of income in the year when the profits were earned. The income tax expense, including the tax effects of temporary differences, in such year is measured by using the rate that includes this 10% surtax.

As of December 31, 2005 and 2006, the Company has established a valuation allowance for principally all of its deferred tax assets as a result of forecasts for future taxable income and the five-year Income Tax Holiday related to taxable income that is derived from the sale of products produced from Phases 1, 2, and 3 of Fab 1.

d. Capital contribution

Under ROC GAAP, the expatriate employees payroll cost paid by a foreign joint venture partner/shareholder is not recorded nor treated as the shareholder’s capital contribution in the Company.

Under U.S. GAAP, the expatriate employees payroll cost paid by a foreign joint venture partner would be recorded as expense and treated as capital contribution in the Company.

e. Lease

Under ROC GAAP, the estimated fair value of a partially leased building used in evaluating the lease classification described under Note 2 (h) to the financial statements can be based on the proportionate fair value of the entire building.

Under U.S. GAAP, the fair value of a partially leased building used in determining the lease classification must be based on the specific fair value of the leased asset. In the event that the fair value of the partially leased building can not be determined, the lease of a partial building should be treated as an operating lease. As a result, the leased asset described in Note 7 to the financial statements, which was treated as a capital lease under ROC GAAP would be treated as an operating lease under U.S. GAAP.

f. Related party

Under ROC GAAP, the transaction with the Formosa Group as described in Note 23(b) is not treated as a related party transaction.

Under U.S. GAAP, the transaction would be considered a related party transaction.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

g. Earnings per share

Under ROC GAAP, earnings per share are calculated based on the weighted average number of outstanding shares. The weighted average number of outstanding shares is retroactively adjusted for common stock issued arising from the distribution of stock dividends through unappropriated earnings and capital surplus.

Under U.S. GAAP, when a simple capital structure exists, basic earnings per share are calculated using the weighted average number of common shares outstanding. The weighted average number of outstanding shares is not retroactively adjusted for stock dividends.

h. Stock purchase plan

Under ROC GAAP, no compensation cost is recognized for the deferred stock purchase plan because there are no specific accounting principles or declaratory statutes announced by the Accounting Research and Development Foundation (the ARDF) in the Republic of China.

Under U.S. GAAP, compensation cost is recognized for the deferred stock purchase plan based on the difference between the fair value of the shares at the date of grant and the price paid by the employee.

i. Pension

In accordance with ROC GAAP, the Company’s unrecognized actuarial gains and losses are not recognized as pension liabilities until the accumulated unrecognized amounts exceed certain thresholds.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in the balance sheet and to recognize changes in that funded status in other comprehensive income in the year in which the changes occur. Retrospective application of SFAS 158 is not permitted. The Company has adopted SFAS 158 for purposes of its US GAAP reconciliation with effect as of December 31, 2006.

j. Statement cash flows

Under ROC GAAP, bonus to employees and remuneration to directors and supervisors are considered financing activities.

Under US GAAP, bonus to employees and remuneration to directors and supervisors are considered operating activities.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

The following reconciles net income and stockholders’ entity under ROC GAAP as reported in the audited financial statements to the net income and stockholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the differences listed above.

	2005	2006

Net income
Net income based on ROC GAAP	$5,929,758	15,867,909
Adjustments:
a. Foreign currency forward contracts — marked to market	(355,857)	—
a. Interest rate swaps — marked to market	75,943	—
a. Cumulative effect of change in accounting principle	—	317,220
b. Bonuses to employees	(298,866)	(799,742)
b. Remuneration to directors and supervisors	(3,736)	(9,997)
c. 10% surtax on undistributed earnings	(565,812)	(1,428,112)
c. Tax benefit	588,522	858,623
d. Expatriate employees payroll cost paid by IFX	(168,697)	(166,766)
e. Operating lease	(4,742)	(8,930)
h. DSPP	—	(826,025)

Net decrease in net income	(733,245)	(2,063,729)

Net income based on U.S. GAAP	$5,196,513	13,804,180

Earnings per share	$2.08	4.72

Stockholders’ equity
Stockholders’ equity based on ROC GAAP	$47,236,284	79,137,540
Adjustments:
a. Foreign currency forward contracts — marked to market	(355,857)	—
a. Interest rate swaps — marked to market	38,637	—
b. Bonuses to employees	(298,866)	(799,742)
b. Remuneration to directors and supervisors	(3,736)	(9,997)
c. 10% surtax on undistributed earnings	(565,812)	(1,428,112)
c. Tax benefit	639,247	932,058
d. Expatriate employees payroll cost paid by IFX	(324,773)	(491,539)
d. Contributed capital (net of tax of $105,552 and $159,951 in 2005 and 2006, respectively) arising from employees payroll paid by IFX	219,221	331,788
e. Operating lease	(4,742)	(13,672)
i. Other comprehensive income — pension	—	(41,800)

Net decrease in stockholders’ equity	(656,681)	(1,521,016)

Stockholders’ equity based on U.S. GAAP	$46,579,603	77,616,524

Changes in stockholders’ equity based on U.S. GAAP
Balance, beginning of period	$41,377,184	46,579,603
Issuance of common stock	—	19,769,176
Cash dividend to stockholders	(124,883)	(3,433,227)
Bonus shares issued at a premium to the employees	16,919	—
Contributed capital (net of tax of $54,827 and $54,199 in 2005 and 2006, respectively ) arising from employees	113,870	112,567
DSPP	—	826,025
Other comprehensive income — pension	—	(41,800)
Net income for the year	5,196,513	13,804,180

Balance, end of period	$46,579,603	77,616,524

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

A reconciliation of the significant balance sheet accounts to the amounts determined under U.S. GAAP as of December 31, 2005 and 2006 were as follows:

	2005	2006

Current Assets
As reported	$20,340,339	36,470,375
U.S. GAAP adjustments
a. Financial assets-Interest rate swaps	38,637	—
a. Financial assets-Foreign currency forward contracts	(355,857)	—
e. Current portion of lease receivables	(6,690)	(4,912)
c. Deferred tax assets — current, net	11,277	28,351
e. Other current assets	2,057	—

As adjusted	$20,029,763	36,493,814

Property, plant and equipment
As reported	$66,162,814	100,410,476
U.S. GAAP adjustments
e. Building and structure	281,538	281,538
e. Other equipment	75,555	75,555
e. Accumulated depreciation	(18,414)	(31,977)

As adjusted	$66,501,493	100,735,592

Other Assets
As reported	$854,936	802,349
U.S. GAAP adjustments
c. Deferred tax assets — non-current, net	239,512	29,900
e. Lease receivables — long term	(338,788)	(333,876)

As adjusted	$755,660	498,373

Current Liabilities
As reported	$13,903,989	32,974,822
U.S. GAAP adjustments
b. Employees bonus	298,866	799,742
b. Remuneration to directors and supervisors	3,736	9,997
c. 10% surtax on undistributed earnings	282,906	714,056

As adjusted	$14,489,497	34,498,617

Other Liabilities
As reported	$52,285	51,252
U.S. GAAP adjustments
i. Accrued pension liabilities	—	41,800

As adjusted	$52,285	93,052

KPMG

安侯建業會計師事務所
KPMG Certified Public Accountants
台北市松山區105民生東路三段156號6樓
6F, No. 156, Sec. 3, Min-Sheng East Road,
Taipei, 105, Taiwan, R.O.C.

Telephone 電話 + 886 (2) 2715 9999
Fax 傳真 + 886 (2) 2715 9888
Internet 網址 www.kpmg.com.tw

Report of Independent Registered Public Accounting Firm

The Board of Directors
Inotera Memories Inc.

The accompanying financial statements as of and for the year ended December 31, 2005, have been translated into United States dollars solely for the convenience of the readers. We have audited the translation, and in our opinion, the financial statements expressed in New Taiwan dollars have been translated into United States dollars on the basis set forth in Note 2(b) to the notes of the accompanying financial statements.

/s/ KPMG Certified Public Accountants

Taipei, Taiwan (the Republic of China)
January 25, 2006, except as to Note 21(a),
Note 21(b) and Note 24, which are as
of March 13, 2006, March 17, 2006 and
April 6, 2006, respectively

KPMG Certified Public Accountants, a Taiwan licensed public accounting firm, is the Taiwan member firm of KPMG International, a Swiss cooperative.

INOTERA MEMORIES, INC.

Balance Sheets
December 31, 2004 and 2005
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars)

	2004	2005
	NTD	NTD	USD

Assets
Current assets:
Cash and cash equivalents (note 5)	$9,980,189	9,822,568	299,469
Accounts receivable related parties (note 17)	2,589,503	5,050,277	153,972
Other receivables (note 7 and 16)	160,283	1,322,121	40,309
Inventories, net (note 6)	2,127,530	3,485,585	106,268
Current portion of lease receivables (note 7)	—	6,690	204
Prepayments and other current assets	1,011,742	616,693	18,802
Deferred income tax assets — current, net (note 13)	12,163	36,405	1,110

Total current assets	15,881,410	20,340,339	620,134
Property, plant and equipment (notes 7, 8, 9, 11 and 17)
Land	1,225,459	2,801,467	85,411
Buildings and structures	2,374,783	2,424,571	73,920
Machinery and equipment	26,546,487	59,669,447	1,819,190
Vehicles	2,913	2,913	89
Leased assets	—	135,996	4,146
Miscellaneous equipment	5,087,028	6,465,676	197,124

	35,236,670	71,500,070	2,179,880
Less: accumulated depreciation	(2,042,536)	(10,130,631)	(308,861)
Construction in progress	18,349,418	4,770,603	145,445
Prepayment on land purchase	—	22,772	694

Net property, plant and equipment	51,543,552	66,162,814	2,017,158
Other assets:
Refundable deposits	46,661	28,544	870
Deferred charges	118,283	134,846	4,111
Lease receivables long-term (note 7)	—	338,788	10,329
Deferred income tax assets — non-current, net (note 13)	562,198	352,758	10,755

Total other assets	727,142	854,936	26,065

Total assets	$68,152,104	87,358,089	2,663,357

INOTERA MEMORIES, INC.

Balance Sheets — (Continued)
December 31, 2004 and 2005
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars)

	2004	2005
	NTD	NTD	USD

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term loans (note 10)	$2,481,500	2,323,300	70,832
Accounts payable	8,640,125	4,010,066	122,258
Accounts payable — related parties (note 17)	131,039	55,212	1,683
Income tax payable	—	124,302	3,790
Accrued expenses (notes 12 and 16)	450,856	855,816	26,092
Other payables — related parties (note 17)	284,521	86,253	2,630
Current portion of long-term loans (note 11)	—	6,431,636	196,086
Current portion of lease payables (note 9)	—	3,390	103
Other current liabilities	8,759	14,014	427

Total current liabilities	11,996,800	13,903,989	423,901

Long-term liabilities:
Long-term loans (note 11)	14,681,820	26,034,564	793,737
Lease payables — long-term (note 9)	—	130,967	3,993

Total long-term liabilities	14,681,820	26,165,531	797,730

Other liabilities:
Accrued pension liabilities (note 12)	30,755	50,594	1,543
Guarantee deposits	577	1,691	52

Total other liabilities	31,332	52,285	1,595

Total liabilities	26,709,952	40,121,805	1,223,226

Stockholders’ equity (note 14):
Common stock	24,976,600	25,109,540	765,535
Capital surplus	15,548,660	15,548,660	474,045
Legal reserve	1,559	91,689	2,795
Special reserve	—	542,605	16,543
Retained earnings	915,333	5,943,790	181,213

Total stockholders’ equity	41,442,152	47,236,284	1,440,131

Commitments and contingencies (note 19)

Total liabilities and stockholders’ equity	$68,152,104	87,358,089	2,663,357

See accompanying notes to financial statements.

INOTERA MEMORIES, INC.

Statements of Income
For the years ended December 31, 2004 and 2005
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars except for earnings per share)

	2004	2005
	NTD	NTD	USD

Operating revenues (note 17)
Sales revenue	$5,961,954	23,044,929	702,589
Sales returns	(161)	(3,133)	(96)
Sales allowances	(963)	(9,593)	(292)

Net operating revenues	5,960,830	23,032,203	702,201

Cost of goods sold (notes 17 and 22)	(3,912,658)	(16,350,746)	(498,498)

Gross profit	2,048,172	6,681,457	203,703

Operating expenses (notes 17 and 22):
Administrative and general expenses	(1,395,577)	(283,853)	(8,654)
Research and development expenses	(322,185)	(658,134)	(20,065)

Total operating expenses	(1,717,762)	(941,987)	(28,719)

Operating income	330,410	5,739,470	174,984

Non-operating income:
Interest income (note 7)	24,110	309,821	9,446
Gain on disposal of investments	85,648	4,532	138
Foreign exchange gain, net	551,248	676,797	20,634
Others (note 16)	12,966	306,754	9,352

Total non-operating income and gains	673,972	1,297,904	39,570

Non-operating expenses:
Interest expenses (excluding capitalized interest of NT$151,686 and NT$395,501 for 2004 and 2005, respectively) (note 16)	(91,322)	(760,618)	(23,190)
Others (note 16)	(11,713)	(9,637)	(294)

Total non-operating expenses and losses	(103,035)	(770,255)	(23,484)

Income before income tax	901,347	6,267,119	191,070
Income tax expense (note 13)	(46)	(337,361)	(10,285)

Net income	$901,301	5,929,758	180,785

Basic earnings per share (note 15)
Before tax	$0.51	2.50	0.08

After tax	$0.51	2.36	0.07

See accompanying notes to financial statements.

INOTERA MEMORIES, INC.

Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2004 and 2005
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars)

				Retained earnings
						Accumulated loss
						during the
		Common	Capital	Legal	Special	development	Accumulated
		stock	surplus	reserve	reserve	stage	earnings	Total

Balance as of January 1, 2004	NTD	8,591,700	3,333,350	—	—	15,591	—	11,940,641
Appropriation and distribution:
Appropriation for legal reserve		—	—	1,559	—	(1,559)	—	—
Issuance of common stock		16,384,900	12,215,310	—	—	—	—	28,600,210
Cumulative net loss from January 1 to May 31, 2004		—	—	—	—	(237,597)	—	(237,597)
Accumulated loss		—	—	—	—	223,565	(223,565)	—
Net income from June 1, 2004 to
December 31, 2004		—	—	—	—	—	1,138,898	1,138,898

Balance as of December 31, 2004	NTD	24,976,600	15,548,660	1,559	—	—	915,333	41,442,152
Appropriation and distribution:
Appropriation for legal reserve		—	—	90,130	—	—	(90,130)	—
Appropriation for special reserve		—	—	—	542,605	—	(542,605)	—
Remuneration for directors and supervisors		—	—	—	—	—	(2,686)	(2,686)
Bonus for employees		8,057	—	—	—	—	(16,114)	(8,057)
Bonus for stockholders		124,883	—	—	—	—	(249,766)	(124,883)
Net income for the year ended December 31, 2005		—	—	—	—	—	5,929,758	5,929,758

Balance as of December 31, 2005	NTD	25,109,540	15,548,660	91,689	542,605	—	5,943,790	47,236,284

Balance as of December 31, 2004	USD	761,482	474,045	48	—	—	27,906	1,263,481
Appropriation and distribution:
Appropriation for legal reserve		—	—	2,747	—	—	(2,747)	—
Appropriation for special reserve		—	—	—	16,543	—	(16,543)	—
Remuneration for directors and supervisors		—	—	—	—	—	(82)	(82)
Bonus for employees		246	—	—	—	—	(491)	(245)
Bonus for stockholders		3,807	—	—	—	—	(7,615)	(3,808)
Net income for the year ended December 31, 2005		—	—	—	—	—	180,785	180,785

Balance as of December 31, 2005	USD	765,535	474,045	2,795	16,543	—	181,213	1,440,131

See accompanying notes to financial statements.

INOTERA MEMORIES, INC.

Statements of Cash Flows
For the years ended December 31, 2004 and 2005
(Expressed in thousands of New Taiwan Dollars and U.S. Dollars)

	2004	2005
	NTD	NTD	USD

Cash flows from operating activities:
Net income	$901,301	5,929,758	180,785
Depreciation	2,041,633	8,099,551	246,938
Amortization of deferred charges	12,269	36,165	1,103
Unrealized foreign currency exchange gain, net	(549,374)	(280,665)	(8,557)
Realized interest revenue from capital lease	—	(10,133)	(309)
Gain on disposal of short-term investments	(85,648)	(4,532)	(138)
Amortization of deferred forward exchange premium	—	(287,851)	(8,776)
Increase in accounts receivable — related parties	(2,634,669)	(2,554,838)	(77,891)
Decrease (increase) in other receivables	(40,841)	106,119	3,235
Increase in inventories	(2,095,342)	(1,358,055)	(41,404)
Decrease in lease receivables	—	10,291	314
Decrease (increase) in prepayments and other current assets	(940,582)	395,049	12,044
(Decrease) increase in accounts payable	492,165	(4,581,405)	(139,677)
Decrease in accounts payable — related parties	(160,139)	(71,320)	(2,174)
Increase in tax payables	—	124,357	3,791
Increase in accrued expenses	350,970	407,478	12,423
(Decrease) increase in other payables — related parties	254,113	(198,268)	(6,045)
Decrease in lease payables	—	(1,639)	(50)
Increase in other current liabilities	6,182	5,255	160
Increase in accrued pension liability	15,038	19,839	605
Decrease in deferred income tax assets, net	9	185,198	5,646

Net cash provided by (used in) operating activities	(2,432,915)	5,970,354	182,023

Cash flows from investing activities:
Increase in short-term investments	4,822,138	4,532	138
Purchases of property, plant and equipment	(37,915,757)	(22,928,454)	(699,038)
Increase in deferred charges	(123,218)	(52,728)	(1,608)
Decrease (increase) in refundable deposits	(13,574)	18,117	552

Net cash used in investing activities	(33,230,411)	(22,958,533)	(699,956)

Cash flows from financing activities:
(Decrease) increase in short-term loans	1,728,852	(158,200)	(4,823)
Increase in long-term loans	15,270,954	17,285,096	526,985
Increase in capital	28,600,210	—	—
Decrease in advance receipts for stock	—	—	—
Increase in guarantee deposits	448	1,114	34
Cash dividends	—	(124,611)	(3,799)
Bonus for employees	—	(8,057)	(246)
Remuneration of directors and supervisors	—	(2,686)	(82)

Net cash provided by financing activities	45,600,464	16,992,656	518,069

Effect of foreign currency exchange translation	(38,322)	(162,098)	(4,942)

Increase (decrease) in cash and cash equivalents	9,898,816	(157,621)	(4,806)
Cash and cash equivalents at beginning of year	81,373	9,980,189	304,275

Cash and cash equivalents at end of year	$9,980,189	9,822,568	299,469

Supplemental cash flow information:
Income tax paid	$2,351	27,860	849

Interest paid (excluding capitalized interest)	$122,644	972,201	29,640

Non-cash investing and financing activities:
Classification of current portion of long-term loans from long-term loans	$—	6,431,636	196,086

Lease payables and leased assets resulting from lease agreement	$—	135,996	4,146

Lease receivables and leased assets transferred resulting from lease agreement	$—	345,637	10,538

See accompanying notes to financial statements.

INOTERA MEMORIES, INC.

Notes to Financial Statements
December 31, 2004 and 2005
(All amounts expressed in thousands of New Taiwan Dollars
and U.S. Dollars except per share information or unless otherwise specified)

(1) Organization and Principal Activities

Inotera Memories, Inc. (the “Company”) commenced as a development stage enterprise on December 17, 2002, and was legally established on January 23, 2003, however, it did not commence commercial operating activities until June 1, 2004.

The Company’s main operating activities are to produce and to sell semiconductor products. In the development stage, the Company’s activities included financial planning, raising funds, employee hiring, and plant construction.

As of December 31, 2004 and 2005, the Company had 1,408 and 1,824 employees, respectively.

(2) Summary of Significant Accounting Policies

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the Republic of China (ROC). The financial statements are not intended to present the financial position of the Company and the related results of operations and cash flow in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the ROC. The significant accounting policies followed by the Company are as follows:

(a) Foreign currency transactions and translation

The Company’s reporting currency is the New Taiwan Dollar. Foreign currency transactions during the year are translated at the exchange rates on the transaction dates. Foreign currency-denominated assets and liabilities are translated into New Taiwan Dollar at the exchange rate prevailing on the balance sheet date, and the resulting realized and unrealized gains or losses are recognized as non-operating income or expenses.

(b) Convenience translation into U.S. dollars

The financial statements are stated in New Taiwan Dollars. Translation of the 2005 New Taiwan Dollar amounts into U.S. dollar amounts is included solely for the convenience of the readers, using the Federal Reserve exchange rate on December 30, 2005, of NT$32.8 to US$1 uniformly for all the financial statements’ accounts. The convenience translations should not be construed as representations that the New Taiwan Dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this rate or any other rate of exchange.

(c) Cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks, time deposits, negotiable time deposits and other cash equivalents. Other cash equivalents represent highly liquid debt instruments with a maturity period of less than three months, such as commercial paper, repurchased government bond and other highly liquid investments which do not have a significant level of market or credit risk from potential interest rate changes.

(d) Short-term investments

Short-term investments consist mainly of bond funds, which are stated at the lower of aggregate cost or market value. Aggregate cost is determined by the weighted-average method. Market value is the listed net value of the fund at the balance sheet date. Losses resulting from a decline in market value are recognized in the income statement of the current period.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(e) Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by using the monthly weighted-average method. Market value represents replacement cost or net realizable value.

(f) Property, plant and equipment/Depreciation

Property, plant and equipment are stated at cost. The cost less accumulated depreciation is the net book value. Interest from borrowings obtained to finance the construction of property, plant and equipment is capitalized. Maintenance and repairs are expensed when incurred; major addition, improvement and replacement expenditures are capitalized.

Depreciation of property, plant and equipment is provided over their estimated useful lives by using the straight-line method. Assets still in service after reaching the end of their estimated useful lives are depreciated based on the residual value over their re-estimated useful lives. The useful lives of the assets are as follows:

(i)	Buildings and structures: 8-50 years.

(ii)	Vehicles: 5 years.

(iii)	Machinery and equipment: 3-5 years.

(iv)	Leased assets: 23.7 years.

(v)	Miscellaneous equipment: 5-15 years.

Gains or losses on disposal of property, plant and equipment are recorded as non-operating income or expenses.

(g) Leases

A lease is deemed to be a capital lease if it conforms to any one of the following classification criteria:

(i)	the lease transfers ownership of the leased assets to the lessee by the end of the lease term;

(ii)	the lease contains a bargain purchase option;

(iii)	the lease term is equal to 75% or more of the total estimated economic life of the leased assets; this criterion should not be applied to leases in which the leased asset has been used for more than 75% of its estimated economic life before the lease begins;

(iv)	The present value of the rental plus the bargain purchase price or the guaranteed residual value is at least 90% of the fair market value of the leased assets at the inception date of the lease.

For the lessor, a capital lease must also conform to any one of the four classification criteria specified above and both of the following two further criteria:

(i)	collectibility of the lease payments is reasonably predictable; and

(ii)	no important uncertainties surround the amount of unreimbursable costs yet to be incurred by the lessor under the lease.

Under a capital lease, the Company, as the lessee, capitalizes the leased assets based on (a) the present value of all future installment rental payments (minus executory costs born by lessor) plus the bargain purchase price or lessee’s guaranteed residual value or (b) the fair market value of leased assets at the lease inception date, whichever is lower. The depreciation period is restricted to the lease term, rather than the estimated useful life of the assets, unless the lease provides for transfer of title or includes a bargain purchase option.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

Under a capital lease, the Company, as the lessor, records all installments plus the bargain purchase price or guaranteed residual value as the lease receivables. The implicit interest rate is used to calculate the present value of lease receivables as the cost of leased assets transferred. The difference between the total amount of lease receivables and the cost of leased assets transferred is recognized as unrealized interest income and is then recognized as realized interest income using the interest method over the lease term.

(h) Deferred charges

(i)	Any charges and consulting fees related to the syndicated loans are deferred and amortized over the loan terms.

(ii)	Power line compensation and the royalty paid to the Industrial Technology Research Institute are deferred and amortized over the estimated useful lives or the agreement terms.

(i) Employee retirement plan

The Company has established an employee noncontributory defined benefit retirement plan (the “Plan”) covering full-time employees in the Republic of China. In accordance with the Plan, employees are eligible for retirement or are required to retire after meeting certain age or service requirements. Payments of retirement benefits are based on years of service and the average salary for the last six months before the employee’s retirement. Each employee gets 2 months’ salary for each service year for the first 15 years, and 1 month’s salary for each service year thereafter. A lump-sum retirement benefit is paid through the retirement fund.

Starting from July 1, 2005, the enforcement date of the newly enacted Labor Pension Act (the “New Act”), those employees who adopt the defined contribution plan are stipulated as follows:

(i)	employees who originally adopted the Plan and opt to be subject to the pension mechanism under the New Act;

(ii)	employees who commenced working after the enforcement date of the New Act.

In accordance with the New Act, the rate of contribution by an employer to an individual labor pension fund account per month shall not be less than 6% of the worker’s monthly wages.

The Company has adopted Republic of China Statement of Financial Accounting Standards (SFAS) No. 18, “Accounting for Pensions” for the noncontributory defined benefit retirement plan. SFAS No. 18 requires an actuarial calculation of the Company’s pension obligation as of each fiscal year-end. Based on the actuarial calculation, the Company recognizes a minimum pension liability and net periodic pension costs covering the service lives of the retirement plan participants.

(j) Revenue recognition

Revenue is generally recognized when products are delivered to customers and the significant risks and rewards of ownership are transferred. Repair income is recognized when the services are provided.

Revenue is generally recognized when it is realized or realizable and earned when all of the following criteria are met:

(i)	persuasive evidence of an arrangement exists,

(ii)	delivery has occurred or services have been rendered,

(iii)	the seller’s price to the buyer is fixed or determinable, and

(iv)	collectibility is reasonably assured.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(k) Income tax

Income taxes are accounted for using the asset and liability method. Deferred income tax is determined based on differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect during the years in which the differences are expected to reverse. The income tax effects of taxable temporary differences are recognized as deferred income tax liabilities. The income tax effects resulting from deductible temporary differences, net operating loss carryforwards, and income tax credits are recognized as deferred income tax assets. The realization of the deferred income tax assets is evaluated, and if it is considered more likely than not that the asset will not be realized, a valuation allowance is recognized accordingly.

The classification of deferred income tax assets and liabilities as current or noncurrent is based on the classification of the related asset or liability. If the deferred income tax asset or liability is not directly related to a specific asset or liability, then the classification is based on the expected realization date of the asset or liability.

A tax imputation system was adopted in accordance with the amended ROC Income Tax Law. Under this system, the Company may retain the earnings incurred after December 31, 1997, by paying 10% surtax on such undistributed earnings, calculated on tax basis, and the surtax is accounted for as income tax expense on the date when the stockholders’ resolve not to distribute the earnings.

(l) Earnings (loss) per common share

Earnings (loss) per share are computed by dividing the net income (loss) made available for distribution to common stockholders by the weighted-average number of shares outstanding which is retroactively adjusted to include stock dividends issued during the period.

(m) Derivative financial instruments

(i) Foreign exchange forward contracts

Foreign exchange forward contracts which are entered into for the purpose of hedging the risks of exchange rate fluctuation on foreign currency receivables and payables are translated into New Taiwan Dollars using spot rates on the balance sheet date. The resulting translation difference is recorded as an exchange gain or loss in the accompanying statements of income. The difference between the forward rate and spot rate at the contract date is amortized over the contract period.

(ii) Interest rate swap contracts

Because there is no physical transfer of principal, only memo entries of notional principals are made for interest rate swaps. For trading swaps, the differences between the present and market values of interest receivables or payables arising thereon are reported as unrealized gains or losses on derivative instruments. For non-trading swaps, interest is accrued based on contract terms with interest revenue and expense recognized in the same period that the hedged items affect earnings.

(iii) Cross currency swaps (CCSs)

Memo entries of notional principals are made on the contract date for cross-currency swaps. Forward accounts receivables are offset against payables on the balance sheet date, with the difference reflected either as an asset or a liability. For trading swaps, gains or losses on the differences between the present and market value of principal and interests in New Taiwan Dollars, are recognized as unrealized gains or losses. For non-trading swaps, interest is accrued based on contract terms and principal repayment period, with interest revenue and expense recognized in the same period that the hedged items affect earnings.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(n) Asset impairment

Effective January 1, 2005, the Company adopted Republic of China Statement of Financial Accounting Standards No. 35 (ROC SFAS 35) “Accounting for Asset Impairment”. According to SFAS No. 35, the Company assesses at each balance sheet date whether there is any indication that an asset (individual asset or cash-generating unit) may have been impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. The Company recognizes impairment loss for an asset whose carrying value is higher than the recoverable amount.

The Company reverses an impairment loss recognized in prior periods for assets if there is any indication that the impairment loss recognized no longer exists or has decreased. The carrying value after the reversal should not exceed the recoverable amount or the depreciated or amortized balance of the assets assuming no impairment loss was recognized in prior periods.

(o) Basis for classifying assets and liabilities as current or non-current

Current assets are cash and other assets that a business will convert to cash or use up in a relatively short period of time — one year or one operating cycle, whichever is longer. Current liabilities are debts due within one year or one operating cycle, whichever is longer.

(3) Reasons for and Cumulative Effect of Accounting Principle Changes

The Company adopted Republic of China Statement of Financial Accounting Standards No. 35 “Accounting for Asset Impairment” in 2005. After performing an evaluation of impairment of its assets (individual asset or cash-generating unit), the Company determined that no impairment loss would be recognized as of December 31, 2005.

(4) Revenues and expenses during development stage

	2004.1.1-2004.5.30	2002.12.17-2003.12.31
	NTD	NTD

Operating revenue	$—	—
Cost of goods sold	—	—

Gross profit	—	—

Administrative expenses	(1,452,163)	(566,506)

Net loss	(1,452,163)	(566,506)

Non-operating income
Interest income	1,171	4,417
Gain on disposal of investment	15,825	20,737
Exchange gain, net	231,209	5,259
Other income	3,633	773

	251,838	31,186

Non-operating expenses
Interest expenses	(40,420)	(23,336)
Other expenses	(788)	(30)

	(41,208)	(23,366)

Loss before income tax	(1,241,533)	(558,686)
Income tax benefit	1,003,936	574,277

Net (loss) income	$(237,597)	15,591

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(5) Cash and cash equivalents

Cash and deposits as of December 31, 2004 and 2005, consisted of:

	2004	2005
	NTD	NTD	USD

Cash on hand and petty cash	$130	160	5
Cash in bank — checking account	4,159	5,346	163
Cash in bank — demand deposit account	7,616,966	5,143	157
Cash in bank — foreign currency account	600,106	546,761	16,670
Time deposit	1,758,828	9,265,158	282,474

Total	$9,980,189	9,822,568	299,469

Deposits were not pledged or mortgaged to secure bank loans.

(6)	Inventories

As of December 31, 2004 and 2005, inventories consisted of the following:

	2004	2005
	NTD	NTD	USD

Raw material	$541,186	557,814	17,007
Supplies	379,428	468,803	14,293
Work in process	1,188,247	2,341,178	71,377
Finished goods	130	9,394	286
Inventory in transit	18,539	108,396	3,305

Total	$2,127,530	3,485,585	106,268

(a)	The insurance coverage for inventories amounted to NT$2,412,642 and NT$3,245,671 as of December 31, 2004 and 2005, respectively.

(b)	Inventories were not pledged or mortgaged to secure bank loans.

(7)	Lease Receivables

(a)	The Company signed a long-term lease agreement with Nanya Technology Corp. (NTC) to lease out a portion of a building and land (including supplemental equipment) located at No. 667, Fuhsing 3rd Road, Hwa-Ya Technology Park, Kueishan Valley, Taoyuan County. The lease took effect on July 1, 2005, and remains effective until December 31, 2034 (including the period when the lease is automatically extended), a total of 354 months. The lease agreement for the building is treated as a capital lease because the present value of the periodic rental payments since the inception date is at least 90% of the market value of the leased assets. The land is treated as an operating lease. The monthly rents for the leased building and land were NT$2,058 and NT$310, respectively.

(b)	The initial total amount of lease receivables for the capital lease of the building was NT$728,587; the implicit interest rate was 5.88%. The cost of leased assets transferred was NT$345,637 (including the net book value of the building and miscellaneous equipment of NT$277,372 and NT$68,265, respectively). The difference between the total amount of lease receivables and the cost of leased assets transferred was NT$382,950 and was recognized as unrealized interest income which is amortized over the lease period.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

For the year ended December 31, 2005, NT$10,133 was recognized as realized interest income. The details of lease receivables were as follows:

	2005
	Current		Non-current
	NTD	USD	NTD	USD

Gross lease receivables	$26,756	816	691,540	21,084
Less: Unrealized interest revenue	(20,066)	(612)	(352,752)	(10,755)

Net lease receivables	$6,690	204	338,788	10,329

(c)	For the year ended December 31, 2005, the rent revenue from the operating lease for land was NT$1,859, of which NT$310 was not received and was recorded as other receivables.

(d)	Future gross lease receivables classified as capital lease or operating lease as of December 31, 2005, were as follows:

	Capital lease		Operating lease
Duration	NTD	USD	NTD	USD

2006.1.1-2006.12.31	$24,698	753	3,719	113
2007.1.1-2007.12.31	24,698	753	3,719	113
2008.1.1-2008.12.31	24,698	753	3,719	113
2009.1.1-2009.12.31	24,698	753	3,719	113
2010.1.1-2034.12.31	617,447	18,825	92,964	2,834

	$716,239	21,837	107,840	3,286

(8)	Property, Plant and Equipment/Depreciation

As of December 31, 2004 and 2005, accumulated depreciation of property, plant and equipment consisted of:

	2004	2005
	NTD	NTD	USD

Buildings and structures	$24,756	99,863	3,045
Machinery and equipment	1,845,574	9,219,024	281,067
Vehicles	239	725	22
Leased assets	—	2,873	88
Miscellaneous equipment	171,967	808,146	24,639

Total	$2,042,536	10,130,631	308,861

(a)	All construction in progress is insured, and the insurance coverage thereon amounted to NT$60,354,152 and NT$35,778,787 as of December 31, 2004 and 2005, respectively.

(b)	As of December 31, 2004 and 2005, the insurance coverage on the buildings and equipment against fire loss amounted to NT$33,186,671 and NT$67,533,079, respectively.

(c)	In March 2005, the Company purchased two parcels of land numbered 350 and 351 located in Hwa-Ya, Kueishan, Taoyuan County, for NT$28,465 from the Land Readjustment Committee in Kueishan, Taoyuan County. As of December 31, 2005, the Company had paid NT$22,772, which was recorded as a prepayment on land purchase.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(d)	As of December 31, 2005, the insurance coverage for losses on business interruption amounted to NT$13,658,519.

(e)	The property, plant and equipment pledged to secure bank loans as of December 31, 2004 and 2005, were described in note 11.

(9)	Leased Assets and Lease Payables

(a)	The Company signed a long-term lease agreement with NTC to lease a portion of the building and land located on the land numbered 348, 348-2 and 348-4, Hwa-Ya Section, Kueishan Valley, Taoyuan County. The lease took effect on July 1, 2005, and remains effective until February 28, 2029 (including the period when the agreement can be automatically extended), a total of 284 months. The lease agreement for the building is treated as a capital lease because (a) the present value of the periodic rental payments made since the inception date is at least 90% of the market value of the leased assets and (b) the lease term is equal to 75% of or more of the total estimated economic life of the leased assets. The land is treated as an operating lease. The monthly rents for the leased building and land were NT$775 and NT$357, respectively.

(b)	The total amount of lease payables for the capital lease of the building was NT$135,996; the implicit interest rate was 4.46%. The fair value of the leased assets was NT$135,996. The details were as follows:

	2005.12.31
	NTD	USD

Lease payables	$134,357	4,096
Less: Current portion of lease payables	(3,390)	(103)

	$130,967	3,993

(c)	For the year ended December 31, 2005, the lease expense for the operating lease for land was NT$2,141, which was fully paid.

(d)	Future lease payments (excluding interest component) classified as capital lease or operating lease as of December 31, 2005, were as follows:

	Capital lease		Operating lease
Duration	NTD	USD	NTD	USD

2006.1.1-2006.12.31	$3,390	103	4,282	131
2007.1.1-2007.12.31	3,544	108	4,282	131
2008.1.1-2008.12.31	3,706	113	4,282	131
2009.1.1-2009.12.31	3,874	118	4,282	131
2010.1.1-2029.02.28	119,843	3,654	82,068	2,502

	$134,357	4,096	99,196	3,026

(10)	Short-term Loans

Short-term loans as of December 31, 2004 and 2005, consisted of the following:

	2004	2005
	NTD	NTD	USD

Unsecured borrowings	$2,481,500	2,323,300	70,832

The short-term loans bore interest at annual rates of 1.050%-1.157% in 2004 and 1.390% in 2005.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

The unused credit facility for short-term loans amounted to NT$5,666,700 as of December 31, 2005.

(11)	Long-term Loans

Long-term loans as of December 31, 2004 and 2005, consisted of:

				2004
Bank	Repayment period	Nature	Interest rate	NTD

Taiwan Cooperative Bank (the managing bank)	February 2, 2006- February 2, 2009	Machinery loan	1.1725%-2.5793%	$8,298,420
I.C.B.C. (the managing bank)	November 15, 2006- November 15, 2009	Machinery loan	3.1607%-3.4567%	6,383,400

				$14,681,820

				2005
Bank	Repayment period	Nature	Interest rate	NTD	USD

Taiwan Cooperative Bank (the managing bank)	February 2, 2006- February 2, 2009	Machinery loan	4.6214%-4.7688%	$8,541,000	260,396
I.C.B.C. (the managing bank)	November 15, 2006- November 15, 2009	Machinery loan	5.3488%	22,075,200	673,025
I.C.B.C. (the managing bank)	November 15, 2006- November 15, 2009	Machinery loan	2.4260%	1,850,000	56,402

				32,466,200	989,823
Less: Current portion of
long-term loans				(6,431,636)	(196,086)

				$26,034,564	793,737

The Company signed a syndicated loan agreement with Taiwan Cooperative Bank, the managing bank of this syndicated loan, and 15 other banks on January 16, 2004. The Company had utilized US$260,000 from this loan facility for the period from February 2 to August 2, 2004. The details of the loan are as follows:

(a)	Credit line: US$260,000.

(b)	Interest rate: USD 3-month or 6-month London Inter-bank Offered Rate (“LIBOR”) plus margin.

(c)	Duration: 5 years.

(d)	Repayment: The principal is payable in 7 semi-annual installments starting from 24 months after the first drawing date.

(e)	The long-term loan is secured by machinery. As of December 31, 2004 and 2005, the net book value of the pledged assets amounted to NT$11,654,503 and NT$9,625,951, respectively.

(f)	This long-term borrowing was guaranteed by Nan Ya Plastics Corporation.

(g)	The Company has issued a promissory note for the syndicated loan.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

The Company signed a syndicated loan agreement with I.C.B.C., as the managing bank of the syndicated loan, and 23 other banks on October 14, 2004 (as of December 31, 2005, the actual number of banks had increased to 28). The Company applied for drawings of US$672,000 and NT$1,850,000 for the period November 15, 2004, to December 31, 2005. The details of the loan are as follows:

(a)	Credit line: US$672,000 and NT$5,700,000.

(b)	Interest rate for Tranche A: USD 3-month or 6-month London Inter-bank Offered Rate (“LIBOR”) plus margin.

(c)	Interest rate for Tranche B: The 180-day commercial paper rate in the primary market which appears on Moneyline Telerate, plus margin.

(d)	Duration: 5 years.

(e)	Repayment: The principal is payable in 7 semi-annual installments starting from 24 months after the first drawing date.

(f)	This long-term debt is secured by buildings and machinery. As of December 31, 2005, the net book value of the pledged assets amounted to NT$17,949,184.

(g)	This long-term borrowing was guaranteed by Nan Ya Plastics Corporation.

(h)	The Company has issued a promissory note for this syndicated loan.

(12)	Accrued Pension Liability

The pension information for the years ended December 31, 2004 and 2005, was as follows:

	2004	2005
	NTD	NTD	USD

Balance of the retirement fund	$12,637	29,193	890
The net pension costs
Defined benefit retirement plan	30,094	35,317	1,077
Defined contribution plan	—	23,482	716
Accrued pension expenses	—	12,265	374
Accrued pension liabilities	30,755	50,594	1,543

(a)	The Company adopted Republic of China Statement of Financial Accounting Standards No. 18, “Accounting for Pensions” for those employees covered by the non-contributory defined benefit retirement plan. The Company recognizes a minimum pension liability based on the actuarial report, which uses the balance sheet date as the measurement date.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(b)	The following table sets forth the details of the reconciliation of funded status to accrued pension liability on December 31, 2004 and 2005:

	2004	2005
	NTD	NTD	USD

Benefit obligation:
Vested benefit obligation	$(1,589)	(4,227)	(129)
Non-vested benefit obligation	(33,262)	(54,372)	(1,658)

Accumulated benefit obligation	(34,851)	(58,599)	(1,787)
Projected compensation increase	(38,746)	(65,607)	(2,000)

Projected benefit obligation	(73,597)	(124,206)	(3,787)
Fair value of plan assets	15,132	31,115	949

Funded status	(58,465)	(93,091)	(2,838)
Unamortized pension gain or losses	27,710	42,497	1,295

Accrued pension liability	$(30,755)	(50,594)	(1,543)

(c)	As of December 31, 2004 and 2005, the actuarial present value of the vested benefits for the Company’s employees in accordance with the retirement benefit plan was approximately NT$1,835 and NT$4,609, respectively. Major assumptions used to determine the pension plan funded status as of December 31, 2004 and 2005, were as follows:

	2004	2005

Discount rate	3.00%	3.00%
Rate of increase in compensation	3.00%	3.00%
Expected long-term rate of return on plan assets	3.00%	3.00%

(13)	Income Tax

(a)	The Company’s earnings are subject to income tax at a statutory rate of 25%. For the years ended December 31, 2004 and 2005, the components of income tax expense were as follows:

	2004	2005
	NTD	NTD	USD

Income tax expense — current	$46	152,162	4,639
Income tax expense — deferred	—	185,199	5,646

Income tax expense	$46	337,361	10,285

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(b)	The differences between expected income tax expense calculated at a statutory income tax rate of 25% and the actual income tax as reported in the accompanying financial statements for the years ended December 31, 2004 and 2005, were summarized as follows:

	2004	2005
	NTD	NTD	USD

Income tax calculated based on financial pretax income	$225,327	1,566,770	47,767
Tax effect of tax-free income from income tax holiday	—	(1,269,719)	(38,711)
Increase in income tax credit for purchasing machinery and equipment	(3,480,741)	(3,353,698)	(102,248)
Differences between estimated and actual income tax expense filing	(85)	263,056	8,020
Tax-exempt securities	(21,412)	(985)	(30)
Increase in valuation allowance for deferred income tax assets	3,276,911	3,123,694	95,235
10% surtax on undistributed earnings	—	7,862	240
Income tax expense imposed separately	46	381	12

Income tax expense	$46	337,361	10,285

(c) Deferred income tax assets and tax liabilities as of December 31, 2004 and 2005, were as follows:

	2004	2005
	NTD	NTD	USD

Current:
Deferred income tax assets	23,744	66,267	2,020
Deferred income tax liabilities	(11,581)	(29,862)	(910)

Current deferred income tax assets, net	$12,163	36,405	1,110

Non-current:
Deferred income tax assets	$4,182,020	7,194,031	219,331
Valuation allowance for deferred income tax assets	(3,472,538)	(6,596,233)	(201,105)

Deferred income tax assets, net	709,482	597,798	18,226
Deferred income tax liabilities	(147,284)	(245,040)	(7,471)

Non-current deferred income tax assets, net	$562,198	352,758	10,755

Total deferred income tax assets, gross...	$4,205,764	7,260,298	221,351

Total deferred income tax liabilities, gross	$158,865	274,902	8,381

Total valuation allowance for deferred income tax assets	$3,472,538	6,596,233	201,105

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(d)	As of December 31, 2004 and 2005, the components of deferred income tax assets or liabilities were as follows:

	2004		2005
	NTD		NTD		USD
		Effects		Effects		Effects
		on		on		on
		income		income		income
	Amount	tax	Amount	tax	Amount	tax

Deferred income tax assets:
Investment tax credit	$4,105,880	4,105,880	7,023,377	7,023,377	214,127	214,127
Difference in depreciation expense for tax purposes and financial accounting purposes	13,075	3,269	8,030	2,008	245	61
Pension expense in excess of tax limit	32,056	8,014	50,594	12,648	1,543	386
Loss carryforwards	189,657	47,414	—	—	—	—
Unrealized foreign exchange loss	86,083	21,521	818,944	204,736	24,968	6,242
Unrealized operating expense	78,665	19,666	70,114	17,529	2,138	535

Deferred income tax assets, gross		4,205,764		7,260,298		221,351

Deferred income tax liabilities:
Unrealized foreign exchange gain	$635,458	158,864	1,099,609	274,902	33,525	8,381

(e)	Under the ROC Statute for Upgrading Industries, the Company’s unused investment tax credits as of December 31, 2005, were as follows:

	Remaining deductible
Year	Amount	Amount	Expiry Year
	NTD	USD

Investment tax credit for purchasing machinery and equipment:
2003	$427,988	13,048	2007
2004	3,241,691	98,832	2008
2005	3,353,698	102,247	2009

	$7,023,377	214,127

ROC Income Tax Law provides investment tax credit to companies that purchase certain type of equipment and machinery. Such tax credit can be used to reduce up to 50% of income tax liability arising from the Company’s products produced using such machinery for four years starting from the year of equipment purchase, and can be used to reduce up to 100% of such income tax liability in the fifth year.

(f) The Company’s income tax returns have not been examined or assessed yet by the ROC tax authority.

(g) Imputation credit account (ICA) and creditable ratio

(h)	As of December 31, 2004 and 2005, the balance of the Company’s ICA amounted to NT$196 and NT$27,822, respectively. The Company’s creditable ratio related to 2005 was 0.06%. There were no undistributed earnings belonging to the years before 1997.

(i)	The stockholders approved a resolution during their meetings on June 29, 2005, and October 18, 2004, to allow the Company to avail itself of the Income Tax Holiday for investment projects under Article 9 of the Statute for Upgrading Industries. The Company has availed itself of the five-year Income Tax Holiday

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

commencing from January 1, 2005 and June 1, 2005, respectively, for the taxable income that is derived only from the sale of products produced from its Fab 1-Phases 1 and 2 investment project. This income tax holiday reduced the Company’s effective income tax rate to as low as 5% in 2005. As of December 31, 2005, the exemption from profit-seeking enterprise income tax (“Income Tax Holiday”) under Article 9 of the Statute for Upgrading Industries for the aforesaid investment projects had the following duration.

Duration of Income Tax Holiday

Inotera Fab-1 — Phase 1	January 2005-December 2009
Inotera Fab-1 — Phase 2	June 2005-May 2009

(14)	Stockholders’ Equity

(a) Capital stock

During their meetings on February 6, April 20, July 28, and November 10, 2004, the board of directors approved resolutions allowing the Company to increase its capital by issuing 666,670 thousand, 294,120 thousand, 315,790 thousand, and 361,910 thousand shares of common stock, NT$15, NT$17, NT$19, and NT$21 per share, respectively. The capital increase dates were February 17, May 20, August 3, and December 30, 2004, respectively, and were approved by and registered with the authorities.

During their meeting on June 29, 2005, the stockholders approved a resolution allowing the Company to further increase its capital by NT$132,940 by declearing stock dividends out of its 2004 earnings. This capital increase was approved by the Securities and Futures Bureau (SFB) on July 12, 2005. On July 18, 2005, the board of directors resolved to set August 9, 2005 as the effective date for paying this stock dividend by issuing new shares. Following the issuance of these new shares, the total amount of the Company’s outstanding common stock was NT$25,109,540.

As of December 31, 2004 and 2005, the Company’s total authorized capital amounted to NT$30,000,000 and NT$40,000,000, respectively, and total issued common stock amounted to NT$24,976,600 and NT$25,109,540, respectively, with $10 par value per share.

(b) Capital surplus

As of December 31, 2004 and 2005, the capital surplus consisted of the following:

	2004	2005
	NTD	NTD	USD

Paid-in capital in excess of par value	$15,548,660	15,548,660	474,045

According to the ROC Company Law, realized capital surplus can be transferred to common stock after deducting the accumulated deficit, if any. Realized capital surplus includes the additional paid-in capital from issuance of common stock in excess of the common stock’s par value, donation from others, and additional paid-in capital — treasury stock.

(c) Earnings appropriation and distribution

The Company’s annual net profit, after providing for income tax and covering the losses of previous years, shall be first set aside for legal reserve at the rate of 10% thereof until the accumulated balance of legal reserve equals the total issued capital. The remaining net profit, if any, after providing for any special reserves or reserving certain undistributed earnings for business purposes shall be distributed as follows:

(i)	0.1%-1% as bonuses for directors and supervisors

(ii)	1%-8% as employee bonuses

(iii)	The remainder as dividends and bonuses for stockholders, distributed in the form of cash dividends and/or stock dividends.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

Because it belongs to a highly capital-intensive industry with strong growth potential, the Company adopts a dividend distribution policy which is in line with its capital budget and long-term financial plans. This policy requires, among other things that the distribution of cash dividends shall be at least fifty percent (50%) of the Company’s total dividends for the year.

Based on the resolutions approved by the stockholders during their meeting on June 29, 2005, the Company distributed its 2004 earnings as follows:

(i)	Legal reserve (10% of net income): NT$90,130

(ii)	Voluntary reserve: NT$542,605

(iii)	Remuneration of directors and supervisors: NT$2,686

(iv)	Employees’ bonus — cash: NT$8,057

(v)	Employees’ bonus — stock: NT$8,057

(vi)	Stockholders’ dividend — stock (0.05 NT dollar per share): NT$124,883

(vii)	Stockholders’ dividend — cash (0.05 NT dollar per share): NT$124,883

If the remuneration of directors and supervisors and the employees’ bonus were distributed by cash and recorded as compensation expenses, the retroactive earning per share in 2004 would decrease from NTD$0.51 to NTD$0.50. The distributed shares of the employees’ stock bonus in 2004 were 0.03% of the outstanding shares.

The appropriation of the Company’s 2005 net income for the employees’ bonus and remuneration of directors and supervisors is subject to a resolution to be passed and approved by the Company’s directors and stockholders during their meetings normally held within six months after the year-end closing. Following the approval of this resolution, related information can be obtained from the public information website.

(15)	Earnings per Share

For the years ended December 31, 2004 and 2005, the weighted-average number of outstanding common shares and the common stock equivalents for calculating the basic EPS consisted of the following (expressed in thousands of New Taiwan Dollars and shares, except for earnings per share expressed in New Taiwan Dollars):

2004
	Amount			Earnings per share
	Income before	Income after	Total shares	Before	After
	income tax	income tax	outstanding	income tax	income tax

Basic earnings per share — retroactively adjusted	$901,347	901,301	1,767,217	0.51	0.51

NTD
2005
	Amount			Earnings per share
	Income before	Income after	Total shares	Before	After
	income tax	income tax	outstanding	income tax	income tax

Basic earnings per share — retroactively adjusted	$6,267,119	5,929,758	2,510,954	2.50	2.36

USD

Basic earnings per share — retroactively adjusted	$191,070	180,785	2,510,954	0.08	0.07

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(16)	Financial Instrument Information

(a) Derivative financial instruments

(i)	In July 2004, the Company entered into two Euro forward exchange contracts to hedge the risk of Euro payments with Chinatrust Commercial Bank and Taishin International Bank, respectively. The foreign exchange loss thereon amounted to NT$1,387, which was recorded under other losses on the income statement. These contracts had the same notional amount of EUR4,000 thousand and were settled in advance on August 9, 2004.

(ii)	The Company entered into four interest rate swap agreements with Taipei Fubon Bank and three other banks to hedge the risk from fluctuations of interest rates for foreign long-term loans which were obtained by the Company in 2004. As of December 31, 2005 and 2004, the notional amounts of the outstanding interest rate swap agreements amounted to US$130,000 and US$130,000, respectively. Interest expenses incurred from these interest hedging activities amounted to NT$12,822 and NT$36,580, respectively. The net interest receivable and a payable as of December 31, 2005 and 2004, amounted to interest receivable of NT$1,348 and interest payable of NT$20,554, respectively.

(iii)	The Company entered into seventeen forward foreign exchange contracts with Standard Chartered Bank and three other banks to hedge the risk of foreign currency exchange rate fluctuations for foreign long-term loans. The deferred exchange gain for the year ended December 31, 2005, amounted to NT$1,313,265, of which NT$287,851 was amortized as non-operating income. The remaining unamortized balance was NT$1,025,414 as of December 31, 2005. As of December 31, 2005, the balance of forward foreign exchange contracts amounted to US$650,000, the details of which were as follows:

	2005
	NTD	USD

Forward contract receivables	$21,352,500	650,991
Payables for forward purchases	(19,059,075)	(581,069)
Deferred exchange gains	(1,025,414)	(31,263)

Forward contract receivable, net	$1,268,011	38,659

(iv)	The Company entered into five foreign currency swap agreements with Citibank to hedge the foreign currency exchange risk for Euro payments. There was no unsettled balance as of December 31, 2005. For the year ended December 31, 2005, the exchange loss incurred amounted to NT$3,004 and recorded as other losses.

(v)	The Company’s hedging strategy is to cover the biggest part of the risk. Because the foreign forward exchange rate is fixed, the cash flow risk is low. Credit risk is the risk that a counter-party will default on its obligation. The banks with which the Company entered into derivative transactions are all well-known financial institutions. Therefore, the Company does not expect the banks to default. As a result, the Company estimates credit risk to be reasonably low.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(b) Fair value of financial instruments

In accordance with ROC SFAS No. 27, “Disclosure of Financial Instruments”, the fair value of the Company’s derivative and non-derivative financial instruments was as follows:

	2004		2005
	NTD		NTD		USD
	Book	Fair	Book	Fair	Book	Fair
Financial Instruments	value	value	value	value	value	value

Forward foreign exchange contracts	$—	—	1,268	912	39	28
Interest rate swap agreements	—	(37)	—	39	—	1

	—	(37)	1,268	951	39	29

The methods and assumptions used to estimate the fair value of each class of financial instruments were as follows:

(i)	The book value is believed to be not materially different from their fair value because the maturity dates of short-term financial instruments are within one year from the balance sheet date. Therefore, their book value is adopted as a reasonable basis for determining their fair value. This principle is applied in estimating the fair value of short-term financial instruments including cash and cash equivalents, account receivables, account payables, accrued expenses and short-term loans.

(ii)	Refundable deposits and guarantee deposits are collected or refunded in cash based on their amount. Therefore, their book value is equivalent to their fair value.

(iii)	The discounted present value of anticipated cash flows is adopted as the fair value of long-term debt and corporate bonds payable. The discounting rates used in calculating the present value are similar to those of the Company’s existing long-term loans.

(iv)	The fair values of derivative financial instruments are the estimated amounts expected to be received or to be paid by the Company assuming that it terminates the contracts on the balance sheet date. The majority of the Company’s derivative financial instruments have quotations available from financial institutions which are used in the calculation of the fair value.

(v)	The fair value of letters of credit or endorsements/guarantees is based on the contract price.

(c)	As of December 31, 2004 and 2005, the fair values of non-derivative financial instruments were estimated to be equal to their book values as of the same date.

(17) Related-party Transactions

(a) Names of and relationship with related parties

Name	Relationship with the Company

Nan Ya Plastics Corp. (NPC)	The president of Nan Ya Plastics Corp. is the chairman of the Company.
Nanya Technology Corp. (NTC)	Major shareholder
Infineon Technologies AG (IFX)	Major shareholder
Infineon Technologies Suzhou Co., Ltd. (IFSZ)	Subsidiary of IFX
Infineon Technologies, Richmond (IFR)	Subsidiary of IFX

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(b) Significant related-party transactions

(i) Sales revenue, and accounts receivable

Significant sales to related parties for the years ended December 31, 2004 and 2005, were as follows:

	2004		2005
	NTD	% of net	NTD	USD	% of net
	Amount	sales	Amount	Amount	sales

NTC	$2,985,699	50.09	11,502,292	350,680	49.94
IFX	2,975,131	49.91	9,180,137	279,882	39.86
IFSZ	—	—	2,347,571	71,572	10.19
IFR	—	—	2,203	67	0.01

	$5,960,830	100.00	23,032,203	702,201	100.00

The balances of accounts receivable resulting from the above transactions as of December 31, 2004 and 2005, consisted of the following:

	2004		2005
	NTD		NTD	USD
	Amount	%	Amount	Amount	%

NTC	$1,354,917	52.32	2,362,640	72,032	46.78
IFX	1,234,586	47.68	1,898,230	57,873	37.59
IFSZ	—	—	789,407	24,067	15.63

	$2,589,503	100.00	5,050,277	153,972	100.00

The normal credit term with related parties above is 60 days from delivery date.

(ii) Purchases and accounts payable

Significant purchases from related parties for the years ended December 31, 2004 and 2005, were as follows:

	2004		2005
	NTD	% of net	NTD	USD	% of net
	Amount	purchases	Amount	Amount	purchases

NPC	$165,793	3.63	49,827	1,519	0.51
IFX	562,897	12.31	464,481	14,161	4.71
NTC	—	—	—	—	—

	$728,690	15.94	514,308	15,680	5.22

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

The balances of accounts payable resulting from the above transactions as of December 31, 2004 and 2005, were as follows:

	2004		2005
		% of total			% of total
		accounts			accounts
	NTD	and notes	NTD	USD	and notes
	Amount	payable	Amount	Amount	payable

NPC	$88,654	0.98	32,420	988	0.80
IFX	42,385	0.47	22,792	695	0.56
NTC	—	—	—	—	—

	$131,039	1.45	55,212	1,683	1.36

The Company pays NPC on the 15th of the month following the month of purchase, and pays IFX within 30 days of the invoice date. Purchasing prices and payment terms of purchases from related parties are not materially different from those of non-related general suppliers.

(iii) Due to related parties

The details of financial borrowing from related parties for the year ended December 31, 2004, were as follows:

2004
	Maximum daily	Balance on
	balance	December 31
Related party	NTD	NTD	Interest rate	Interest expense

NTC	$315,500	—	2.281-2.849%	68

No financial borrowing was obtained from related parties for the year ended December 31, 2005.

As of December 31 2004, the Company had interest payable of NT$9 to NTC which was accounted as other payables — related parties.

(iv) Acquisition of property, plant and equipment

In May 2005, the Company purchased from NTC six parcels of land numbered 347 and five other numbers which are located in Hwa-Ya, Kueishan, Taoyuan County for NT$1,575,000. As of December 31, 2005, the Company had fully paid the purchase price.

In June 2005, the Company purchased electronic equipment from NTC for NT$73,827. As of December 31, 2005, the Company had fully paid the purchase price.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(v) Training expense

NTC and IFX both transferred a number of their employees to the Company to enable the Company to maintain a sufficient number of high-quality and loyal staff. Consequently, the Company is required to reimburse NTC and IFX for the loss of their experienced employees an amount equal to 6 months’ salary of those employees. The Company accrued and booked this expenditure as training expenses for the years ended December 31, 2004 and 2005 under administrative expenses, as follows:

	2004
	Training expense
Related party	payable	Training expense

IFX	$—	3,718
NTC	—	6,960

Total	$—	10,678

	2005
	Training expense
Related party	payable	Training expense

NTC-NTD	$—	5,180

NTC-USD	$—	158

(vi) Lease contracts

Commencing from July 1, 2005, the Company had signed lease contracts with NTC, as described in notes 7 and 9.

(vii) Other significant transactions

IFX provides some construction, technical and inspection services, etc., to the Company. As of December 31, 2004 and 2005, the unpaid liability from this transaction amounted to NT$245,892 and NT$61,757, respectively, which was accounted for as other payables — related parties.

NTC supplies some of the Company’s utilities, steam, purification for waste water, etc. As of December 31, 2004 and 2005, the unpaid liability from this transaction amounted to NT$38,629 and NT$20,059, respectively, which was accounted for as other payables — related parties.

NPC rents out dormitory space to the Company. As of December 31, 2005, the unpaid liability from this transaction amounted to NT$4,437, which was accounted for as other payables — related parties.

(viii) Contracts with related parties

The Company signed a “Product Purchase and Capacity Reservation Agreement” with NTC and IFX. Under this agreement, these entities are each entitled to a contracted percentage of the Company’s production capacity. The Company is committed to sell its production to these entities at a transfer price calculated in accordance with the formula stated in the agreement. This agreement took effect on July 15, 2003, and will continue in effect until the termination by either party with cause or when Joint Venture Agreement and/or the License and Technical Cooperation Agreement between NTC and IFX are terminated.

The Company signed a “Know-How Transfer Agreement” with NTC and IFX. Under this agreement, these entities allowed the Company to utilize their know-how in the semiconductor manufacturing process. This contract took effect on July 15, 2003, and it will continue in effect until either of the following conditions has been fulfilled: 1) both corporations decide to terminate their Joint Venture Agreement or 2) three years after the completion of know-how transfer.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

The Company signed a service contract with NTC. Under this contract, NTC provides transaction support in the following areas: human resources, finance, engineering and construction, raw material and inventory, etc. The service fee is charged based on the actual type of service rendered. The contract took effect on July 15, 2003, and will continue in effect until terminated mutually by both parties.

(18)	Pledged Properties

Please see note 11 for information on the Company’s assets pledged to secure loans.

(19)	Commitments and Contingencies

As of December 31, 2005, in addition to those described in the financial statements and accompanying notes, the Company had outstanding letters of credit of approximately USD13,197, JPY342,070 thousand and EUR674,000.

(20) Significant Disaster Loss: None.

(21)	Subsequent Events

(a)	The Board of Directors of the Company resolved to adopt a “Deferred Stock Purchase Plan” (the Plan). Under this Plan, the employees of the Company are allowed to purchase the Company’s shares which are being held by Hwa-Keng Investment Corp., a corporate stockholder of the Company, following the approval thereof by the board of directors and stockholders of Hwa-Keng Investment Corp. Also, the Plan requires that its actual implementation shall be made within 4 weeks after the approval of the Company’s stock listing by the SFB. The purchase price is the higher of NT$15 per share or the net book value per share of the Company at the time of the Plan’s execution plus 10% premium thereof. There were 71,124 thousand Company shares which were made available for purchase by the employees. On January 6, 2006, the Company received the approval from the SFB, and implemented the Plan on the same day. As of February 9, 2006, Hwa-Keng Investment Corp. sold 64,032,908 Company shares at NT$20.07 per share to the employees of the Company, following the Company’s implementation of the Plan.

(b) i.	On January 12, 2006, the Company was granted approval of its application to list its shares on the Taiwan Stock Exchange (TSE). The Company’s shares were initially listed on the TSE on March 17, 2006.

ii.	On February 6, 2006 and in accordance with the resolution approved by the Shareholders on September 27, 2005, the Board of Directors approved the Initial Public Offering of the Company shares through the issuance of 200 million Company shares for cash at proposed price of NT$33 per share on the TSE. The offering occurred on March 17, 2006.

iii.	On March 9, 2006 and in accordance with the resolution approved by the Shareholders on September 27, 2005, the Board of Directors approved the offering of Global Depositary Shares (GDS) through the issuance of 335 million to 400 million Company shares for cash. The offering is still pending.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(22)	Others

(a) The Company’s personnel, depreciation, and amortization expenses were as follows:

	2004
	Cost of goods	Operating
	sold	expenses	Total
		NTD

Personnel expenses
Salaries	$470,957	447,971	918,928
Labor and health insurance	28,996	22,486	51,482
Pension expenses	14,535	15,559	30,094
Other personnel expenses	14,076	11,108	25,184
Depreciation expenses	2,008,139	33,495	2,041,634
Amortization expenses	12,269	—	12,269

	2005
	Cost of goods	Operating
	sold	expenses	Total
		NTD

Personnel expenses
Salaries	$1,048,968	192,903	1,241,871
Labor and health insurance	63,796	8,084	71,880
Pension expenses	48,974	9,825	58,799
Other personnel expenses	29,724	3,628	33,352
Depreciation expenses	8,049,956	49,595	8,099,551
Amortization expenses	36,165	—	36,165

	2005
	Cost of goods	Operating
	sold	expenses	Total
		USD

Personnel expenses
Salaries	$31,981	5,881	37,862
Labor and health insurance	1,945	246	2,191
Pension expenses	1,493	300	1,793
Other personnel expenses	906	111	1,017
Depreciation expenses	245,425	1,512	246,937
Amortization expenses	1,103	—	1,103

(b) As discussed in note 17(b)(viii) to the financial statements, the Company signed a service contract with NTC, under which the General Administrative Office of the Formosa Group is entrusted to provide certain administrative services. For the years ended December 31, 2004 and 2005, the service expenses paid to the General Administrative Office of the Formosa Group amounted to NT$16,507 and NT$25,631, respectively.

(23)	Segment Information

(a) Industrial information

The Company’s main operating activities are to produce and to sell semiconductor products, which belong to a single industrial segment.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

(b) Geographic information

No geographic information was disclosed because the Company has no foreign operating segments.

(c) Export sales information

Export sales to geographic areas in 2004 and 2005 were summarized as follows:

	2004		2005
		% of			% of
	NTD	net	NTD	USD	net
Destination area	Amount	sales	Amount	Amount	sales

Europe	$2,975,131	49.91	9,180,137	279,882	39.86
Asia	—	—	2,347,571	71,572	10.19
North America	—	—	2,203	67	0.01

	$2,975,131	49.91	11,529,911	351,521	50.06

(d) Major clients

The major clients of the Company for the years 2004 and 2005 were summarized as follows:

	2004		2005
		% of			% of
	NTD	net	NTD	USD	net
	Amount	sales	Amount	Amount	sales

NTC	$2,985,699	50.09	11,502,292	350,680	49.94
IFX	2,975,131	49.91	9,180,137	279,882	39.86
IFSZ	—	—	2,347,571	71,572	10.19

	$5,960,830	100.00	23,030,000	702,134	99.99

(24)	Summary of Significant Difference Between Accounting Principles Followed by the Company and Generally Accepted Accounting Principles in the United States of America

The Company’s financial statements have been prepared in accordance with ROC GAAP. ROC GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A brief description of certain significant differences between ROC GAAP and U.S. GAAP are set out below.

Certain differences which would have a significant effect on the Company’s results of operations and stockholders’ equity are as follows:

a. Derivative Financial Instrument Transactions

Under ROC GAAP, there are no specific rules related to accounting for derivative financial instruments, nor criteria for hedge accounting. Therefore, companies have flexibility in choosing when to recognize derivative financial instruments and when to follow hedge accounting versus fair value accounting for such instruments.

U.S. GAAP contains detailed rules as to when hedge accounting is appropriate. As a consequence, certain derivative contracts such as foreign currency forward contracts and interest rate swaps included in the Company’s balance sheet would be recorded at the derivatives contract’s market rate as of the reporting date, resulting in a decrease in other receivables as reported under the ROC GAAP balance sheet.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

b. Bonuses to Employees, Directors and Supervisors

Under the ROC regulations and the Company’s Articles of Incorporation, a portion of distributable earnings should be set aside as bonuses to employees, directors and supervisors. Bonuses to directors and supervisors are always paid in cash. However, bonuses to employees may be granted in cash or shares or both. All of these appropriations, including share bonuses which are valued at par value of NT$10, are charged against retained earnings, after such appropriations are formally approved by the shareholders in the following year.

Under U.S. GAAP, bonuses and remuneration are generally expensed as services are rendered. Also under U.S. GAAP, bonuses which are paid in the form of Company shares are recorded within equity at fair market value, with a corresponding charge to earnings for the difference between the fair value of the shares at the date of grant and the price paid by the employee, if any.

c. Surtax

Companies in the ROC are subject to a 10% surtax on undistributed tax basis profits earned after December 31, 1997. If the undistributed tax earnings are distributed in the following year, the 10% surtax is not due. Under ROC GAAP, income tax expense is recorded in the statement of operations in the following year if the earnings are not distributed to the shareholders.

Under U.S. GAAP, a 10% surtax leviable on the undistributed tax earnings is recorded in the statement of income in the year when the profits were earned. The income tax expense, including the tax effects of temporary differences, in such year is measured by using the rate that includes this 10% surtax.

d. Capital contribution

Under ROC GAAP, the expatriate employees payroll cost paid by a foreign joint venture partner/shareholder is not recorded nor treated as the shareholder’s capital contribution in the Company.

Under U.S. GAAP, the expatriate employees payroll cost paid by a foreign joint venture partner would be recorded as expense and treated as capital contribution in the Company.

e. Lease

Under ROC GAAP, the estimated fair value of a partial leased building used in evaluating the lease classification described under note 2 (g) to the financial statements can be based on the proportionate fair value of the entire building.

Under U.S. GAAP, the fair value of a partial lease building used in determining the lease classification must be based on the specific fair value of the leased asset. In the event that the fair value of the partial leased building can not be determined, the lease of a partial building should be treated as an operating lease. As a result, the leased asset described in note 7 to the financial statements, which was treated as a capital lease under ROC, would be treated as an operating lease under U.S. GAAP.

f. Related party

Under ROC GAAP, the transaction with the Formosa Group as described in note 22(b) is not treated as a related party transaction.

Under U.S. GAAP, the transaction would be considered a related party transaction.

g. Earnings per share

Under ROC GAAP, earnings per share in calculated based on the weighted average number of outstanding shares. The number of outstanding shares is retroactively adjusted for stock dividends and new common stock issued through unappropriated earnings and capital surplus.

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

Under U.S. GAAP, when a simple capital structure exists, basic earnings per share is calculated using the weighted average number of common shares outstanding. The number of outstanding shares is not retroactively adjusted for stock dividends.

The following reconciles net income and shareholders entity under ROC GAAP as reported in the audited financial statements to the net income and shareholders’ equity amounts determined under U.S. GAAP, giving effect to adjustments for the difference listed above.

	2004	2005
	NTD	NTD	USD

Net income	$901,301	$5,929,758	180,785
Net income based on ROC GAAP
Adjustments:
a. Foreign currency forward contracts-mark-to-market	—	(355,857)	(10,849)
a. Interest rate swaps-mark-to-market	(53,763)	75,943	2,315
b. Bonuses to employees	(24,976)	(298,866)	(9,112)
b. Remuneration to directors and supervisors	(2,686)	(3,736)	(114)
c. 10% surtax on undistributed tax earnings	—	(565,812)	(17,250)
c. Tax expense	50,725	588,522	17,943
d. Expatriate employees payroll cost paid by IFX	(156,076)	(168,697)	(5,143)
e. Operating lease	—	(4,742)	(145)

Net decrease in net income	(186,776)	(733,245)	(22,355)
Net income based on U.S. GAAP	$714,525	$5,196,513	158,430
Earnings per share	$0.41	$2.08	0.06

Shareholders’ equity
Shareholders’ equity based on ROC GAAP	$41,442,152	$47,236,284	1,440,131
Adjustments:
a. Foreign currency forward contracts — mark-to-market	—	(355,857)	(10,849)
a. Interest rate swaps — mark-to-market	(37,306)	38,637	1,178
b. Bonuses to employees	(24,976)	(298,866)	(9,112)
b. Remuneration to directors and supervisors	(2,686)	(3,736)	(114)
c. 10% surtax on undistributed tax earnings	—	(565,812)	(17,250)
c. Tax expense	50,725	639,247	19,489
d. Expatriate employees payroll cost paid by IFX	(156,076)	(324,773)	(9,902)
d. Contributed capital (net of tax) arising from employees payroll paid by IFX	105,351	219,221	6,684
e. Operating lease	—	(4,742)	(145)

Net decrease in shareholders’ equity	(64,968)	(656,681)	(20,021)

Shareholders’ equity based on U.S. GAAP	$41,377,184	$46,579,603	1,420,110

Changes in shareholders’ equity based on U.S. GAAP
Balance, beginning of year	$11,957,098	$41,377,184	1,261,500
Issuance of common stock	28,600,210	—	—
Bonus to stockholders	—	(124,883)	(3,807)
Bonus share issued at a premium to the employees	—	16,919	516
Contributed capital (net of tax) arising from employees payroll paid by IFX	105,351	113,870	3,471
Net income for the twelve months	714,525	5,196,513	158,430

Balance, end of year	$41,377,184	$46,579,603	1,420,110

INOTERA MEMORIES, INC.

Notes to Financial Statements — (Continued)

A reconciliation of the significant balance sheet accounts to the approximate amounts determined under U.S. GAAP as of December 31, 2004 and 2005 were as follows:

	2004	2005
	NTD	NTD	USD

Current Assets
As reported	$15,881,410	$20,340,339	620,132
U.S. GAAP adjustments
Financial assets-Interest rate swaps	—	38,637	1,178
Financial assets-Foreign currency forward contracts	—	(355,857)	(10,849)
Current portion of lease receivables	—	(6,690)	(204)
Deferred tax assets — current, net	—	11,277	344
Other current assets	—	2,057	63

As adjusted	$15,881,410	$20,029,763	610,664

Property, plant and equipment
As reported	$51,543,552	$66,162,814	2,017,158
U.S. GAAP adjustments
Building and structure	—	281,538	8,583
Other equipment	—	75,555	2,304
Accumulated depreciation	—	(18,414)	(561)

As adjusted	$51,543,552	$66,501,493	2,027,484

Other Assets
As reported	$727,142	$854,936	26,065
U.S. GAAP adjustments
Deferred tax assets — non-current, net	—	239,512	7,302
Lease Receivables — long term	—	(338,788)	(10,329)

As adjusted	$727,142	$755,660	23,038

Current Liabilities
As reported	$11,996,800	$13,903,989	423,902
U.S. GAAP adjustments
Employees bonus	24,976	298,866	9,112
Remuneration to directors and supervisors	2,686	3,736	114
10% surtax on undistributed earnings	—	282,906	8,625

As adjusted	$12,024,462	$14,489,497	441,753

Other Liabilities
As reported	$31,332	$52,285	1,594
U.S. GAAP adjustments
Other financial liabilities-IRS	37,306	—	—

As adjusted	$68,638	$52,285	1,594

Qimonda AG

American Depositary Shares, representing Ordinary Shares,
including any Ordinary Shares issued upon conversion of Debt Securities
Debt Securities
Guarantees of Debt Securities

Qimonda Finance LLC

Debt Securities Guaranteed by Qimonda AG

This prospectus relates to the offer and sale from time to time of securities by Qimonda AG, a German stock corporation, and debt securities of Qimonda Finance LLC, a Delaware limited liability company, that are guaranteed by Qimonda AG.

In addition, Infineon Technologies AG and Infineon Technologies Investment B.V., an indirect subsidiary of Infineon Technologies AG incorporated in The Netherlands, which we refer to as the selling shareholders, may offer American Depositary Shares, or ADSs, of Qimonda AG from time to time. This may include share lending arrangements. The ADSs may be evidenced by American Depositary Receipts, or ADRs. Each ADS will represent one ordinary share. We will not receive any proceeds from the sale of our ADSs by the selling shareholders.

When securities are offered using this prospectus, we will provide you with a prospectus supplement describing the specific terms of the specific issue of securities, including the offering price of the securities. You should carefully read this prospectus and the prospectus supplement relating to the specific issue of securities, together with the documents we incorporate by reference, before you decide to invest in any of these securities.

Our ADSs are listed on the New York Stock Exchange under the symbol “QI”.

Investing in our securities involves risks.  See “Risk Factors” on page 2 of this prospectus and “Risk Factors” included in our most recent annual report on Form 20-F, which is incorporated by reference in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We may, and any selling shareholder may, offer the securities independently or together in any combination for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date. See “Plan of Distribution.” If any underwriters, dealers or agents are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

Prospectus dated September 11, 2007.

You should rely on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where sale of these securities is legally permitted. The information in this document may only be accurate on the date of this document.

In this prospectus, references to:

•	“our company” refer to Qimonda AG;

•	“we”, “us”, “Qimonda AG” or “Qimonda” refer to Qimonda AG and, unless the context otherwise requires, to our subsidiaries and our predecessor, the former Memory Products segment of Infineon;

•	“Infineon” refer to Infineon Technologies AG, a German stock corporation and, unless the context otherwise requires, to its subsidiaries;

•	the “Infineon Group” refer to Infineon and Infineon’s subsidiaries, including Qimonda prior to the carve-out but excluding Qimonda after the carve-out described herein;

•	the “selling shareholders” refer to Infineon Technologies AG and Infineon Technologies Investment B.V.; and

•	“securities” include any security that we or any selling shareholder might sell under this prospectus or any prospectus supplement.

i

PROSPECTUS SUMMARY

This summary highlights some important information about our business and this offering. Because it is a summary, it does not contain all the information you should consider before investing in our securities. Before making your investment decision, you should carefully read:

•	this entire prospectus, which explains the general terms of the securities we may offer;

•	the accompanying prospectus supplement, which (i) explains the specific terms of the particular offering and (ii) updates and changes information in this prospectus;

•	the documents referred to below in “Incorporation of Certain Information by Reference”; and

•	the documents referred to below in “Additional Information”.

Qimonda AG

We design semiconductor memory technologies and develop, manufacture, market and sell a large variety of semiconductor memory products on a chip, component and module level. We began operations within the Semiconductor Group of Siemens AG, whose roots in semiconductor R&D and manufacturing date back to 1952, and operated as the Memory Products segment of Infineon Technologies AG since its carve-out from Siemens AG in 1999. We were registered in the commercial register of the local court of Munich on May 25, 2004 as Invot AG, a German stock corporation and wholly-owned subsidiary of Infineon Technologies AG, under number HRB 152545. We changed our name to Qimonda AG on April 6, 2006. Our principal executive offices are located at Gustav-Heinemann-Ring 212, 81739 Munich, Germany, and our telephone number is +49-89-60088-0. Our website is http://www.qimonda.com. This website address is included in this prospectus as an inactive textual reference only. The information and other content appearing on our website are not part of this prospectus. Our agent for service of process in the United States is Qimonda North America Corp., Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Qimonda Finance LLC

Qimonda Finance LLC was formed by us on July 13, 2006 pursuant to the filing of a certificate of formation with the Secretary of State of the State of Delaware. Qimonda Finance LLC is our wholly-owned subsidiary formed for the purpose of raising funds for us.

Qimonda Finance LLC’s principal executive office and postal address is 3000 CentreGreen Way, Cary, North Carolina, 27513 U.S.A., and its telephone number is +1 919-677-2700. Qimonda Finance LLC’s registered agent in the United States is Qimonda North America Corp., Attn: General Counsel, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Ratio of earnings to fixed charges

The following table shows the ratios of earnings to fixed charges for Qimonda AG for the fiscal years ended September 30, 2006, 2005, 2004 and 2003 and for the nine-month period ended June 30, 2007.

	Nine Months
	Ended June 30,	Year Ended September 30,
	2007	2006	2005	2004	2003	2002

Ratio of earnings to fixed charges	5.68	5.98	9.06	2.97	1.20	—*

*	A ratio for 2002 is not available without undue effort to properly prepare, compile and verify all of the financial information needed to calculate the ratio. For more information, see “Selected Combined and Consolidated Financial Data” in our annual report on Form 20-F for the year ended September 30, 2006.

RISK FACTORS

Before you invest in our securities, you should carefully consider the risks involved. Accordingly, you should carefully consider:

•	the information contained in or incorporated by reference into this prospectus,

•	the information contained in or incorporated by reference into any prospectus supplement relating to specific offerings of securities,

•	the risks described in our Annual Report on Form 20-F for our most recent fiscal year and in any Current Report on Form 6-K, which we have filed since our most recent Annual Report on Form 20-F and which is incorporated by reference into this prospectus, and

•	other risks and other information that may be contained in, or incorporated by reference from other filings we make with the SEC, including in any prospectus supplement relating to specific offerings of securities.

The discussion of risks related to our business contained in or incorporated by reference into this prospectus or into any prospectus supplement are those significant risks, then known and specific to us, that we believe are relevant to an investment in our securities. If any of these risks materialize, our business, financial condition or results of operations could suffer, the price of our securities could decline and you could lose part or all of your investment.

CAPITALIZATION

The following table sets forth our actual consolidated capitalization as of June 30, 2007. You should read this table in conjunction with “Selected Combined and Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed combined and consolidated financial statements and related notes included in the documents incorporated by reference.

As of June 30, 2007
(in millions)

Current maturities of long-term debt(1)	21

Long-term debt(1)	128

Shareholders’ equity:
Ordinary share capital	684
Additional paid-in capital	3,113
Retained earnings	240
Accumulated other comprehensive loss	(229)

Total shareholders’ equity	3,808

Total capitalization	€3,936

(1)	As of June 30, 2007, we had a €124 million project-related term loan for our production facility in Portugal, of which €21 is classified as current maturity, as it is payable in March 2008, and a €25 million note payable to a government entity in connection with our Richmond plant. Both loans are unsecured. The term loan is unguaranteed.

SHARE PRICE

ADSs representing our company’s shares have traded on the New York Stock Exchange since August 9, 2006. The table below sets forth, for the periods indicated, the high and low closing sales prices for the ADSs on the New York Stock Exchange:

	Price per ADS in
	U.S. dollars
	High	Low

August 2006 (beginning August 9)	$16.28	$13.54
September 2006	$17.91	$15.90
October 2006	$17.05	$13.95
November 2006	$18.85	$14.11
December 2006	$18.65	$17.00
January 2007	$17.45	$15.17
February 2007	$15.60	$14.45
March 2007	$14.93	$13.81
April 2007	$15.68	$14.09
May 2007	$15.16	$14.14
June 2007	$17.00	$14.94
July 2007	$17.04	$14.80
August 2007	$14.81	$12.20
September 2007 (through September 10, 2007)	$13.42	$12.65

On September 10, 2007, the closing sales price per ADS on the New York Stock Exchange was $12.87.

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS AND MARKET DATA

This prospectus, any accompanying prospectus supplement and the information incorporated by reference in either document contain forward-looking statements. These forward-looking statements include statements regarding our financial position; our expectations concerning future operations, margins, profitability, liquidity and capital resources; our business strategy and other plans and objectives for future operations; and all other statements that are not historical facts. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “thinks”, “estimates”, “seeks”, “predicts”, “potential”, and similar expressions. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include those listed under “Risk Factors” in our Annual Report for the year ended September 30, 2006, as amended, and elsewhere in this prospectus. Those factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements. As you read and consider this prospectus, you should carefully understand that the forward-looking statements are not guarantees of performance or results.

These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. Except for any ongoing obligations to disclose material information as required by the U.S. federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

In addition, this prospectus contains information concerning the semiconductor memory products market generally and the DRAM market in particular, that is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor market and the DRAM market in particular will develop. These assumptions have been derived from independent market research and industry reports referred to in this prospectus. Some data are also based on our good faith estimates, derived from our review of internal surveys and the independent sources listed above.

If any of the assumptions regarding the market are incorrect, actual market results may differ from those predicted. Although we do not know what impact any such differences may have on our business, our future results of operations and financial condition and the market price of our securities may be materially adversely affected.

USE OF PROCEEDS

Unless we state otherwise in a prospectus supplement, the net proceeds from the sale of securities offered through this prospectus will be used for general corporate purposes. Net proceeds received by Qimonda Finance LLC from the sale of securities offered through this prospectus will be on-lent to our group companies for their general corporate purposes.

We will not receive any proceeds from the sale of ADSs by the selling shareholders.

EXPENSES OF THE ISSUE

The following is a statement of expenses in connection with this registration statement. All amounts shown are estimates.

Amount to be paid

Legal Fees and Expenses	$75,000
Accounting Fees and Expenses	50,000
Total	125,000

RECENT DEVELOPMENTS

Manufacturing Alliances

  SMIC

In December 2002, we entered into a Product Purchase and Capacity Reservation Agreement, as most recently amended in August 2007, with Semiconductor Manufacturing International Corporation (SMIC), a Chinese foundry. As amended, this agreement provides us access to additional DRAM manufacturing capacity. Under the terms of this agreement, SMIC agreed to manufacture, and we have agreed to purchase, up to 20,000 wafers per month at SMIC’s 200mm production facility in Shanghai at least until 2007 and up to 15,000 wafers per month at SMIC’s 300mm production facility in Beijing at least until 2010. The agreement remains in effect until December 31, 2010 and may be extended. We have the unilateral right to terminate this agreement in the event that one of our semiconductor competitors acquires 50% of SMIC’s voting shares. In addition, either party may terminate the agreement upon material breach by the other party of any obligation under this or the ancillary know-how transfer agreement or upon bankruptcy or insolvency of the other party.

Under the terms of the agreements, Infineon was free to assign the agreement to us and has done so in connection with the carve-out.

  Winbond

In May 2002, we entered into a Product Purchase and Capacity Reservation Agreement with Winbond, a Taiwanese foundry. This agreement provides us access to additional DRAM production capacity. Under the terms of this agreement, Winbond agreed to manufacture, and we agreed to purchase, up to 19,000 wafer starts per month from Winbond’s 200mm production facility in Hsinchu, Taiwan until 2007. We are currently phasing down our purchases of 200mm wafers from Winbond.

In August 2004, we entered into an extended Product Purchase and Capacity Reservation Agreement, as most recently amended in August 2006, with Winbond. This agreement gives us access to additional DRAM production capacity of up to 18,000 wafers per month in Winbond’s 300mm facility in Taiwan until 2009. We have exceeded this level from time to time. Under the terms of this agreement we agreed to provide our 80nm DRAM trench technology to Winbond’s 300mm-wafer facility and Winbond agreed to manufacture DRAMs for computing applications using this technology exclusively for us. Under the terms of these agreements, Infineon was free to assign these agreements to us and has done so in connection with the carve-out. Each agreement remains in effect until the last shipment of, and payment for, products manufactured under the agreement unless it is earlier terminated for breach.

On June 27, 2007, we signed agreements with Winbond to expand our existing cooperation with Winbond and our reservation of capacity at Winbond’s facility for up to 24,000 300mm wafer starts per month. Under the terms of the agreements, we will provide our 75nm and 58nm DRAM trench technology to Winbond’s 300mm-wafer facility. In return, Winbond will manufacture DRAMs for computing applications using this technology exclusively for us.

DESCRIPTION OF ORDINARY SHARES

For a description of our ordinary shares, see “Articles of Association” in our annual report on Form 20-F for the year ended September 30, 2006, as amended. See “Incorporation of Certain Information by Reference”.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES WE OR THE SELLING
SHAREHOLDERS MAY OFFER

For a description of our American Depositary Shares, see “Description of American Depositary Shares” in our final prospectus filed pursuant to Rule 424(b)(1) of the Securities Act on August 10, 2006 with respect to the Registration Statement on Form F-1 (File No. 333-135913). See “Incorporation of Certain Information by Reference”.

GENERAL DESCRIPTION OF DEBT SECURITIES AND GUARANTEES WE MAY OFFER

The following description of the terms of the debt securities and guarantees we may offer sets forth certain general terms and provisions of any debt securities and guarantees to which any prospectus supplement may relate. Particular terms of debt securities and guarantees offered by any prospectus supplement and the extent, if any, to which these general terms and provisions shall apply to any debt securities so offered will be described in the prospectus supplement relating to the applicable debt securities. The applicable prospectus supplement may also state that any of the terms set forth in this description are inapplicable to such debt securities. This description does not purport to be complete.

General

As required by U.S. federal law for debt securities of companies that are publicly offered, each series of debt securities will be governed by a document called an indenture. The material terms of any indenture governing a series of debt securities will be described in the applicable prospectus supplement. The indentures will be qualified under the Trust Indenture Act and filed as exhibits to our registration statement. See “Where You Can Find More Information” for information on how to obtain a copy.

In addition to Qimonda AG and, if applicable, Qimonda Finance LLC, a trustee will also be a party to each indenture. The trustee has two main roles:

•	First, it can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, which will be described in the applicable prospectus supplement.

•	Second, the trustee performs administrative duties for us, such as sending you interest payments, transferring your debt securities to a new buyer if you sell and sending you notices.

We will describe in any applicable prospectus supplement the terms relating to a series of debt securities, including:

•	the title,

•	any limit on the amount that may be issued,

•	whether or not we will issue the series of debt securities in global form,

•	whether or not the series of debt securities will be convertible or exchangeable for our common stock or other securities as described below,

•	the material terms of the indenture and who the trustee will be,

•	the maturity date,

•	the annual interest rate, which may be fixed or floating, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates,

•	whether or not the debt securities will be secured or unsecured, and the terms of any secured debt securities,

•	the terms of the subordination of any series of subordinated debt securities,

•	the place where payments will be payable,

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period,

•	the date, if any, after which, and the price at which, we may, at our option, redeem the series of notes pursuant to any optional redemption provisions,

•	the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of notes,

•	whether the indenture will restrict our ability to pay dividends, or will require us to maintain any asset ratios or reserves,

•	whether we will be restricted from incurring any additional indebtedness,

•	a discussion on any material or special United States federal income tax considerations applicable to the debt securities,

•	if other than U.S. dollars, the currency in which the debt securities of the series will be denominated or in which the principal of or any premium or interest on the debt securities of the series will be payable;

•	the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof, and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities.

Fixed rate debt securities

Fixed rate debt securities typically bear interest at a fixed rate. However, fixed rate debt securities include zero coupon notes, which bear no interest and are instead issued at a price lower than the principal amount. Any interest will be paid on fixed rate debt securities on dates specified in the applicable prospectus supplement.

Floating rate debt securities

Floating rate debt securities provide an interest rate determined, and adjusted periodically, by reference to any of the following interest rate bases or formulae: Commercial Paper Rate, LIBOR, EURIBOR, Prime Rate, Treasury Rate, CD Rate, CMT Rate, CMS Rate, Federal Funds Rate or any other rate specified in any applicable prospectus supplement. Interest will be paid on floating rate debt securities on dates determined at the time of issuance and as specified in any applicable prospectus supplement.

Conversion or Exchange of Debt Securities

If any debt securities are issued that may be converted or exchanged into our common stock or other securities, the applicable prospectus supplement will also describe the terms on which the debt securities may be converted or exchanged. These terms will include whether the conversion or exchange is mandatory, is at our option or is at the option of the holder. The applicable prospectus supplement will also describe how the number of shares of common stock or other securities or property to be received will be calculated.

Mandatory conversion or exchange

At maturity, if any, or another time described in the applicable prospectus supplement, the holder of a mandatorily convertible or exchangeable debt security must exchange the security for the underlying security or securities at a specified rate of conversion or exchange. Therefore, depending upon the value of the underlying securities at maturity, if any, or such other time, the holder of a mandatorily convertible or exchangeable debt security may receive less than the principal amount of the debt security. If so indicated in the applicable prospectus supplement, the specified rate at which a mandatorily convertible or exchangeable debt security may be converted or exchanged may vary depending on the value of the underlying securities so that, upon conversion or exchange, the holder participates in a percentage, which may be less than, equal to, or greater than 100% of, the change in value of the underlying securities. Mandatorily convertible or exchangeable debt securities may include securities where we have the right, but not the obligation, to require holders of the debt securities to exchange their debt securities for the underlying securities.

Optional conversion or exchange

The holder of an optionally convertible or exchangeable debt security may, during a period, or at a specific time or times, convert or exchange the debt security for the underlying securities at a specified rate of conversion or exchange as set forth in the applicable prospectus supplement. If specified in the applicable prospectus supplement, we will have the option to redeem the optionally convertible or exchangeable note prior to maturity, if any. If the holder of an optionally convertible or exchangeable debt security does not elect to exchange the security prior to maturity, if any, or any applicable redemption date, the holder will receive the principal amount of the security plus any accrued interest at maturity, if any, or upon redemption.

Payments upon conversion or exchange

The applicable prospectus supplement will specify whether upon conversion or exchange, at maturity, if any, or otherwise, the holder of a convertible or exchangeable security may receive, at the specified exchange rate, either the underlying securities or the cash value of the underlying securities or a combination of both. The convertible or exchangeable debt securities may or may not provide for protection against fluctuations in the exchange rate between the currency in which that security is denominated and the currency or currencies in which the market prices of the underlying security or securities are quoted.

Other terms

Convertible or exchangeable debt securities may have other terms, which will be specified in the applicable pricing supplement or product supplement.

Guarantees

Qimonda AG will be the guarantor of debt securities issued by Qimonda Finance LLC. Qimonda AG will fully, unconditionally and irrevocably guarantee the payment of the principal of, premium, if any, and interest on the debt securities issued by Qimonda Finance LLC, including any additional amounts which may be payable by Qimonda Finance LLC in respect of its debt securities, as described in the applicable prospectus supplement. Qimonda AG will guarantee the payment of such amounts when such amounts become due and payable, whether at the stated maturity of the debt securities, by declaration or acceleration, call for redemption or otherwise.

In the distribution of the assets of any subsidiary of Qimonda AG upon the subsidiary’s liquidation or reorganization, any creditor of the subsidiary will have a right to participate in the distribution before the creditors of Qimonda AG, including holders of debt securities issued by Qimonda Finance LLC. The guarantees will be unsecured obligations of Qimonda AG.

Additional information about the guarantees, if any, will be described in the applicable prospectus supplement.

Consolidation, Merger or Sale

The indentures do not contain any covenant that restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor to or acquirer of such assets must assume all of our obligations under the indentures or the debt securities, as appropriate.

Events of Default under the Indenture

The following are events of default under the indentures with respect to any series of debt securities that we may issue:

•	if we fail to pay interest when due and our failure continues for 90 days and the time for payment has not been extended or deferred;

•	if we fail to pay the principal, or premium, if any, when due and the time for payment has not been extended or delayed;

•	if we fail to observe or perform any other covenant contained in the notes or the indentures, other than a covenant specifically relating to another series of notes, and our failure continues for 90 days after we receive notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding notes of the applicable series; and

•	if specified events of bankruptcy, insolvency or reorganization occur to us.

If an event of default with respect to debt securities of any series occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice to us in writing, and to the trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, on and accrued interest, if any, on the debt securities due and payable immediately.

The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the indentures. Any waiver shall cure the default or event of default.

Subject to the terms of the indentures, if an event of default under the indenture shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indentures at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series, provided that:

•	the direction so given by the holder is not in conflict with any law or the applicable indenture; and

•	subject to its duties under the Trust Indenture Act, the trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

A holder of the debt securities of any series will only have the right to institute a proceeding under the applicable indenture or to appoint a receiver or trustee, or to seek other remedies, if:

•	the holder has given written notice to the trustee of a continuing event of default with respect to that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt security of that series have made written request, and such holders have offered reasonable indemnity to the trustee to institute the proceeding as trustee; and

•	the trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 60 days after the notice, request and offer.

These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on, the debt securities.

We will periodically file statements with the trustee regarding our compliance with specified covenants in the indenture.

Modification of Indenture; Waiver

We and the trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture; and

•	to change anything that does not materially adversely affect the interests of any holder of debt securities of any series.

In addition, under the indenture, the rights of holders of a series of debt securities may be changed by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, we and the trustee may only make the following changes with the consent of each holder of any outstanding debt securities affected:

•	extending the fixed maturity of the series of the debt securities;

•	reducing the principal amount, reducing the rate of interest, or reducing any premium payable upon the redemption of any debt securities; or

•	reducing the minimum percentage of debt securities, the holders of which are required to consent to any amendment.

Discharge

The indenture provides that we may elect to be discharged from our obligations with respect to one or more series of debt securities, except for obligations to:

•	register the transfer or exchange of debt securities of the series;

•	replace stolen, lost or mutilated debt securities of the series;

•	maintain paying agencies;

•	hold monies for payment in trust;

•	compensate and indemnify the trustee; and

•	appoint any successor trustee.

In order to exercise our rights to be discharged, we must deposit with the trustee money or government obligations sufficient to pay all the principal of, any premium, if any, and interest on, the debt securities of the series on the dates payments are due.

Form, Exchange and Transfer

We will issue the debt securities of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures provide that we may issue debt securities of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by us and identified in a prospectus supplement with respect to that series.

At the option of the holder, subject to the terms of the applicable indentures and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the debt securities of any series can exchange the securities for other securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

Subject to the terms of the applicable indenture and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the debt securities may present the notes for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the debt securities that the holder presents for transfer or exchange, we will not require any payment for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any debt securities. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the notes of each series.

If we elect to redeem the debt securities of any series, we will not be required to:

•	issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities we are redeeming in part.

Information concerning the trustee

The trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the trustee is under no obligation to exercise any of the powers given it by the relevant indenture at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Payment and Paying Agents

Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest payment.

We will pay principal of and any premium and interest on the debt securities of a particular series at the office of the paying agents designated by us, except that unless we otherwise indicate in the applicable prospectus supplement, we will make interest payments by check which we will mail to the holder. Unless we otherwise indicate in a prospectus supplement, we will designate the corporate trust office of the trustee in New York City as our sole paying agent for payments with respect to debt securities of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the debt securities of a particular series. We will maintain a paying agent in each place of payment for the debt securities of a particular series.

All money we pay to a paying agent or the trustee for the payment of the principal of or any premium or interest on any debt securities which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.

Governing Law

The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except to the extent that the Trust Indenture Act is applicable.

PLAN OF DISTRIBUTION

We are registering the shares of common stock covered by this prospectus to permit us to offer and sell ADSs representing new shares we may issue as well as to permit the selling shareholders to conduct public secondary offerings of ADSs from time to time after the date of this prospectus. A selling shareholder may offer the shares of common stock for cash or other consideration, including in an exchange for other securities issued by a selling shareholder.

All of the shares offered in this offering will be delivered in the form of ADSs.

We may, and any selling shareholder may, sell all or a portion of the securities from time to time:

•	directly; or

•	through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts or commissions or agent’s commissions from the selling shareholder or from the purchasers of the securities for whom they may act as agent.

Underwriters, dealers and agents may be entitled under agreements with us to indemnification by us against some civil liabilities, including liabilities under the Securities Act. In addition, underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Underwriters

If we, or any selling shareholder, use underwriters for the sale of securities, they will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless we otherwise state in the applicable prospectus supplement, various conditions will apply to the underwriters’ obligation to purchase the securities, and the underwriters will be obligated to purchase all of the securities contemplated in an offering if they purchase any of such securities. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Dealers

If we, or any selling shareholder, use dealers in connection with the sale of securities, unless we otherwise indicate in the applicable prospectus supplement, we, or any selling shareholder, will sell the securities to the dealers as principals. The dealers may then resell the securities to the public at varying prices that the dealers may determine at the time of resale.

Agents

We or any selling shareholder may designate agents who agree to use their reasonable efforts to solicit purchases of the securities during the term of their appointment to sell securities on a continuing basis.

Direct Sales

We or any selling shareholder may also sell securities directly without using underwriters, dealers or agents.

Loans of Securities

In addition, we or a selling shareholder may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus and an applicable prospectus supplement. Such financial institution or third party may transfer its short position in our securities to investors.

Selling Restrictions

In any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the “Prospectus Directive”), this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

This prospectus has been prepared on the basis that all offers of the securities will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the European Economic Area (“EEA”), from the requirement to produce a prospectus for offers of the securities. Accordingly any person making or intending to make any offer within the EEA of the securities which are the subject of the placement contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor any of the underwriters have authorized, nor do we or they authorize, the making of any offer of the securities through any financial intermediary, other than offers made by the underwriters which constitute the final placement of the securities contemplated in this prospectus.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any securities which are the subject of the offering contemplated by this prospectus (the “Securities”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Securities to be offered so as to enable an investor to decide to purchase any Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

This prospectus is not being distributed pursuant to a public offer in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and as a result this prospectus has not been and will not be submitted to the Autorité des Marchés Financiers for approval in France. The Securities offered have not been offered or sold, and will not be offered or sold, directly or indirectly, to the public in France, and this prospectus and any other offering related material has not been distributed and will not be distributed to the public in France. Any offers, sales and distributions have only been and will only be made in France to qualified investors (investisseurs qualifiés), to a restricted group of investors (cercle restreint d’investisseurs) or to people providing portfolio management services for third party accounts (“personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers”). In each case, acting for their own account, all as defined in, and in accordance with, Articles L. 411-1, L. 411-2, D. 411-1 and D. 411-2 of the French Monetary and Financial Code. This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients hereof and this prospectus will be distributed on the understanding that any recipients will only participate in the issue or sale of the Securities for their own account and undertake not to transfer, directly or indirectly, the shares to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

The Securities offered by this prospectus have not been and will not be offered to the public within the meaning of the German Sales Prospectus Act (Verkaufsprospektgesetz) or the German Investment Act (Investmentgesetz). Neither our shares nor the Securities have been or will be listed on a German exchange. No sales prospectus pursuant to the German Sales Prospectus Act has been or will be published or circulated in Germany or filed with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other governmental or regulatory authority in Germany. This prospectus does not constitute an offer to the public in Germany and it does not serve for public distribution of the Securities or shares in Germany. Neither this prospectus, nor any other document issued in connection with this offering, may be issued or distributed to any person in Germany except under circumstances which do not constitute an offer to the public within the meaning of the German Sales Prospectus Act or the German Investment Act.

This offering has not been registered with the Commissione Nationale per la Società e la Borsa (CONSOB) pursuant to Italian securities legislation. The securities offered by this prospectus may not be offered or sold, nor may the prospectus or any other offering materials be distributed in the Republic of Italy unless such offer, sale or distribution is:

(a) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993 (Decree No. 385), Legislative Decree No. 58 of February 24, 1998, CONSOB Regulation No. 11971 of May 14, 1999 and any other applicable laws and regulations;

(b) made (i) to professional investors (operatori qualificati) as defined in Article 31, second paragraph of CONSOB Regulation No. 11422 of July 1, 1998, as amended, or Regulation No, 11522, (ii) in circumstances where an exemption from the rules governing solicitations to the public at large applies pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended or (iii) to persons located in the Republic of Italy who submit an unsolicited request to purchase the securities; and (c) in compliance with all relevant Italian securities and tax laws and regulations.

The underwriters will not offer or sell any of our Securities directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our Securities other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our Securities which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our Securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

This prospectus or any other offering material relating to our Securities has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the Securities will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly our Securities may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to our Securities be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the

Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

ENFORCING CIVIL LIABILITIES

Qimonda AG is a German stock corporation. The executive offices and a substantial portion of the assets of Qimonda AG are located outside the United States. In addition, the members of the Supervisory and Management Boards of Qimonda AG and the experts named herein may be residents of Germany and other jurisdictions other than the United States. As a result, it may be difficult for investors to effect service within the United States upon Qimonda AG, members of their Supervisory or Management Boards or experts or to enforce outside the United States judgments obtained against such persons in United States courts, or to enforce in United States courts judgments obtained against such persons in courts in jurisdictions outside the United States, in any action, including actions predicated upon the civil liability provisions of the U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities predicated upon the U.S. securities laws.

LEGAL MATTERS

The validity of the securities and certain other legal matters with respect to German, U.S. federal and New York law will be passed upon by Cleary Gottlieb Steen & Hamilton LLP, German and U.S. counsel to the selling shareholders, Qimonda AG and Qimonda Finance LLC.

Certain other legal matters with respect to Delaware law will be passed upon by Richards, Layton, & Finger, P.A., special Delaware counsel to Qimonda Finance LLC.

EXPERTS

The combined and consolidated financial statements of Qimonda AG and subsidiaries as of September 30, 2005 and 2006, and for each of the years in the three-year period ended September 30, 2006, have been incorporated by reference herein in reliance upon the report of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm, Ganghoferstrasse 29, 80339 Munich, Germany, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing. To the extent that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audits and reports on financial statements of Qimonda AG issued at future dates, and consents to the use of its report thereon, such financial statements also will be incorporated by reference in the registration statement in reliance upon its report and said authority.

The financial statements of Inotera Memories, Inc. as of and for the years ended December 31, 2004, 2005 and 2006 have been incorporated by reference herein in reliance upon the reports of KPMG Certified Public Accountants, independent registered public accounting firm, 6F, Sec. 3 Misheng E. Road, Songshon District, Taipei City 105, Taiwan, R.O.C., incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing. To the extent that KPMG Certified Public Accountants audits and reports on financial statements of Inotera Memories, Inc. issued at future dates, and consents to the use of its report thereon, such financial statements also will be incorporated by reference in the registration statement in reliance upon its report and said authority.

ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-3 under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, and some parts have been omitted in accordance with the rules and regulations of the SEC. For further information about us and the securities, please refer to the registration statement, which you may access at the SEC’s website, www.sec.gov, or inspect in person, without charge, at the SEC’s Public Reference Room as described below.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities of the SEC located at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC in other documents, which means:

•	incorporated documents are considered part of this prospectus; we can disclose important information to you by referring you to those documents; and

•	information in this prospectus automatically updates and supersedes information in earlier documents that are incorporated by reference in this prospectus, and information that we file with the SEC after the date of this prospectus automatically updates and supersedes this prospectus.

We incorporate by reference our Annual Report on Form 20-F for the year ended September 30, 2006, which was filed with the SEC on November 21, 2006 and our Annual Report on Form 20-F/A for the year ended September 30, 2006, which was filed with the SEC on March 30, 2007. We incorporate by reference our report on Form 6-K dated July 27, 2007. We also incorporate by reference the section “Description of American Depositary Shares” in our prospectus filed pursuant to Rule 424(b)(1) of the Securities Act on August 10, 2006 with respect to the Registration Statement on Form F-1 (File No. 333-135913).

We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus from now until we terminate the offering of the debt securities:

•	Annual Reports filed on Form 20-F; and

•	any future reports filed on Form 6-K that indicate that they are incorporated by reference in this prospectus.

Upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus.

You may obtain a copy of any of the documents referred to above at no cost by contacting us at the following address or telephone number:

Qimonda AG
Gustav-Heinemann-Ring 212
81739 Munich, Germany
+(49)(89) 60088-0

Qimonda Finance LLC

Qimonda Finance LLC is our wholly-owned, consolidated subsidiary. Qimonda Finance LLC does not, and will not, file separate reports with the SEC.

35,000,000 American Depositary Shares

Representing 35,000,000 Ordinary Shares

Qimonda AG

Citi	Credit Suisse	JP Morgan